Form 10-K, Exhibit 13
period 1993-12-31
MERCK & CO INC
filed 1994-03-23
CIK 64978

                                                               Exhibit 13
FINANCIAL REVIEW


DESCRIPTION OF MERCK'S BUSINESS
Merck is a worldwide organization engaged primarily in the business of discovering, developing, producing and marketing products and services for the maintenance or restoration of health. The Company's business is divided into two industry segments: Human and Animal Health Products and Services and Specialty Chemical Products. In 1993, the Human and Animal Health segment includes Medco Containment Services, Inc. (Medco), acquired in November 1993.

HUMAN AND ANIMAL HEALTH PRODUCTS
AND SERVICES
Human health products include therapeutic and preventive agents, generally sold by prescription, for the treatment of human disorders. Among these are cardiovascular products, of which Vasotec, Mevacor, Zocor, Prinivil and Vaseretic are the largest-selling; anti-ulcerants, of which Pepcid and Prilosec are the largest; antibiotics, of which Primaxin, Noroxin and Mefoxin are the largest; vaccines/biologicals, of which M-M-R II, a pediatric vaccine for measles, mumps and rubella, and Recombivax HB (hepatitis B vaccine recombinant) are the largest-selling; ophthalmologicals, of which Timoptic is the largest; anti-inflammatory/analgesic products, of which Indocin, Clinoril and Dolobid are the largest; and other human health products, which include antiparkinsonism products, psychotherapeutics, a muscle relaxant and Proscar, a treatment for symptomatic benign prostate enlargement. Human health services include health-care cost containment services, principally managed prescription drug programs.
  Animal health/crop protection products include animal medicinals used for control and alleviation of disease in livestock, small animals and poultry. These products are primarily antiparasitics, of which Ivomec, for the control of internal and external parasites in livestock, and Heartgard-30, for the prevention of canine heartworm disease, are the largest-selling; crop protection products; coccidiostats for the treatment of poultry disease; and poultry breeding stock.

- ---------------------------------------------------------------------
SALES OF HUMAN AND ANIMAL HEALTH PRODUCTS AND SERVICES
- ---------------------------------------------------------------------
($ in millions)                   1993*         1992           1991
- ---------------------------------------------------------------------
Cardiovasculars . . . . .       $4,820.8       $4,482.0     $3,804.2
Anti-ulcerants  . . . . .        1,324.0        1,043.9        820.6
Antibiotics . . . . . . .          868.7          942.2        917.7
Vaccines/biologicals  . .          522.9          485.3        375.1
Ophthalmologicals . . . .          454.6          457.2        425.2
Anti-inflammatories/analgesics     336.8          430.5        500.4
Other human health  . . .          446.8          373.4        381.9
Other Medco sales . . . .          296.6              -            -
Animal health/crop protection      916.7          853.1        794.4
- ---------------------------------------------------------------------
                                $9,987.9       $9,067.6     $8,019.5
=====================================================================

* Sales by therapeutic class include Medco sales of Merck products.
  Medco sales of non-Merck products and Medco services are included in Other Medco sales.

  Sales of the Company's human and animal health products are generally made by professional representatives. Customers for human health products include drug wholesalers and retailers, hospitals, clinics, governmental agencies and managed health-care providers such as health maintenance organizations and other institutions. Customers for animal health/crop protection products include veterinarians, distributors, wholesalers, retailers, feed manufacturers, veterinary suppliers and laboratories.
  The markets in which this segment's business is conducted are highly competitive and, in many cases, highly regulated. The introduction of new, technologically innovative products and processes by competitors may result in price reductions and product substitutions, even for products protected by patents. Government efforts to slow the increase of health-care costs and the demand for price discounts from managed care groups have made it increasingly difficult for the Company to cover the effect of inflation on costs and expenses through price increases. It is anticipated that the worldwide trend for cost containment and competitive pricing will continue for the balance of the 1990's, and result in continued pricing pressures.
  Outside of the United States, governments are also taking actions which are forcing the Company to significantly limit selling prices to remain competitive. Governments' actions to increase the use of generic products have significantly reduced the sales of certain of the Company's products no longer protected by patents and have slowed the sales growth of certain other products. These governmental efforts and competitive pressures are limiting the Company's ability to mitigate the effect of inflation on costs and expenses through price increases. Merck is responding to this new environment in a number of ways including the development of innovative sales, marketing and education techniques, by developing health-care alliances with large pharmaceutical buyers, and by efforts to become more productive throughout our entire organization.
  In the United States, legislative bodies are working toward a solution to expand health-care access and reduce the costs associated therewith. The debate to reform the health-care system is expected to be protracted and intense. Although the Company is positioned to do business in a managed competition environment and respond to evolving market forces, it cannot predict the outcome or effect of legislation resulting from the reform process. However, the Company believes that its current policies will enable it to maintain a strong position in this changing economic environment.
  In early 1990, Merck voluntarily adopted a pricing policy that limits the weighted average price increases for human health pharmaceutical products to the general rate of inflation, as measured by the U.S. Consumer Price Index
(CPI). In early 1993, the policy was amended to limit individual product price increases to the CPI plus 1% on an annual basis. This policy is supported by our strategy to grow through volume and not price, given stable market conditions and government policies that foster innovation. Also in 1990, Merck introduced its Equal Access to Medicines Program in a number of states. Under this program, Merck voluntarily granted its best price discounts to state Medicaid programs in exchange for full patient access to our products. This innovative program served as a model for national legislation applicable to all prescription drug manufacturers. These actions and other voluntary efforts demonstrate our corporate responsibility and have provided a voice for health-care reform.
  Other principal strategies for remaining competitive in this environment include investing in research and development (R&D) directed toward the discovery and development of new, technologically innovative products, through acquisitions, joint ventures, licensing agreements and other strategic alliances, the acquiring and marketing of products, and discovery and development of new products and streamlining and restructuring of operations worldwide.
  To further enhance the Company's competitive position in the emerging area of managed care, Medco was acquired in November 1993. Medco principally provides services designed to reduce prescription drug benefit costs through managed prescription drug programs, and also provides managed mental health-care services. Medco provides these services to corporations, labor unions, insurance companies, Blue Cross and Blue Shield organizations, Federal and state employee plans, health maintenance and other similar organizations.
  Merck acquired all the outstanding shares of Medco for approximately $6.6 billion. The purchase price consisted of $2.4 billion in cash, 114.0 million common shares with a market value of $3.8 billion and 36.1 million options valued at $387.1 million, net of tax. The acquisition was accounted for by the purchase method and, accordingly, Medco's results of operations have been included with the Company's since acquisition. The inclusion of Medco did not have a significant impact on the Company's results of operations.
  The allocation of the purchase price to assets acquired and liabilities assumed is based on preliminary assumptions and is subject to revision. The effect of any revision is not expected to have a significant impact on the Company's financial position or results of operations.
  In 1989, Merck and E. I. du Pont de Nemours and Company (Du Pont) agreed to form a long-term research and marketing collaboration to develop a new class of therapeutic agents for high blood pressure and heart disease, discovered and developed by Du Pont. In return, Merck provided Du Pont marketing rights in the United States and Canada to two Merck prescription medicines, Sinemet and Vaseretic.
  To further enhance the Company's access to research products, Merck and Du Pont created an independent, research-driven, worldwide pharmaceutical joint venture, equally owned by each party, which began operations on January 1, 1991. Du Pont contributed its entire pharmaceutical and radiopharmaceutical imaging agents businesses and is providing administrative services. Merck is providing research and development expertise, development funds, certain European marketing rights to several of its prescription medicines, international industry expertise and cash. The partnership represents a long-term investment by both companies, as the joint venture's R&D effort is not expected to produce significant commercial results until the late 1990's. In September 1992, the joint venture began co-promotion of Merck's prescription medicine, Vasotec, for the treatment of hypertension. The joint venture is not expected to have a significant impact on the Company's financial operations in the near term.
  In 1989, Merck and Johnson & Johnson formed a joint venture that will develop and market a broad range of non-prescription medicines for U.S. consumers. In January 1990, the joint venture acquired the U.S. self-medication business of ICI Americas, Inc. (ICI), with ICI obtaining the U.S. rights to Elavil, one of the Company's products. In May 1991, Merck and Johnson & Johnson signed an agreement in principle, which was finalized in January 1993, to extend their U.S. joint venture agreement to include Europe. This new European joint venture is intended to market and sell over-the-counter (OTC) pharmaceutical products in Europe. Also in January 1993, Merck contributed its existing OTC medications business in Spain to a new joint venture company. In

September 1993, the European joint venture established a new company in the United Kingdom to market Merck and Johnson & Johnson OTC medications. In December 1993, Merck and Johnson & Johnson signed an agreement to acquire Laboratoires J. P. Martin, a leading self-medication business in France. This transaction was completed in January 1994.
  In 1991, Merck formed a separate vaccine division to enhance its existing vaccine business and also to expand its presence through acquisitions, licensing agreements and outside research collaborations. In 1992, Merck and Connaught Laboratories, Inc., an affiliate of Pasteur Merieux Serums & Vaccins (Pasteur), finalized an agreement to collaborate on the development and marketing of combination pediatric vaccines and to promote selected vaccine products in the United States. In May 1993, Merck and Pasteur signed an agreement to form a joint venture to market vaccines and to collaborate in the development of combination vaccines for distribution in Europe. This agreement is under review by the European Commission.
  In 1982, the Company entered into an agreement with AB Astra (Astra) to develop and market Astra products in the United States. Currently, Merck markets three Astra products, Prilosec, Plendil and Tonocard, in exchange for a royalty. In July 1993, the Company's total sales of Astra products reached the level that triggered the first step in the establishment of a separate entity for operations related to Astra products. Astra will have the right to acquire a 50% share of this new entity, at which time the Company's royalty obligation would cease. The Company is now building the infrastructure and business capabilities to develop and market Astra products within the separate entity, which already has in place a 500-person sales force marketing Prilosec and Plendil. The result of these actions is not expected to have a significant impact on financial results in the near term.
  The Company has initiated a major effort to streamline and restructure its operations worldwide. These actions are designed to reduce costs, increase productivity, improve margins and better position the Company to respond to the changing health-care environment. In connection with this effort, the Company recorded a nonrecurring pretax restructuring charge of $775.0 million, or $.45 per share (after-tax), in the second quarter of 1993.

SPECIALTY CHEMICAL PRODUCTS
This segment contributed $510.3 million, $594.9 million and $583.2 million to Company sales in 1993, 1992 and 1991, respectively. The decrease in 1993 sales is attributable to the Company's sale of its Calgon Water Management business to English China Clays plc, in June 1993. See Note 2 to the financial statements for further information. The Company's specialty chemical products have a wide variety of applications, such as use in health care, food processing, oil exploration, paper, textiles and personal care. Sales of products and services in this segment are made to channels of trade including industrial users, health-care providers and distributors.

FOREIGN OPERATIONS
The Company's operations outside the United States are conducted primarily through subsidiaries. Sales by subsidiaries outside the United States were 44% of sales in 1993, and 46% in 1992 and 1991.
  The Company's worldwide business is subject to risks of currency fluctuations, governmental actions and other governmental proceedings abroad. The Company does not regard these risks as a deterrent to further expansion of its operations abroad. However, the Company closely reviews its methods of operations, particularly in less developed countries, and adopts strategies responsive to changing economic and political conditions.
  The ongoing integration of the European market is impacting businesses operating within the European Union (EU) (formerly the European Community), particularly companies such as Merck that maintain research facilities, manufacturing plants and marketing and sales organizations in several countries. Merck is in the process of rationalizing its EU operations.
  Over the years, the Company has divested and restructured to reduce its operational exposure in countries where economic conditions or government policies make it difficult to earn fair returns. At the same time, Merck is actively pursuing opportunities to expand its presence in Eastern Europe, Russia, the Pacific Rim, including China, and other countries where changes in government, fiscal and regulatory policies are making it possible for Merck to earn fair, economic returns. While none of these actions individually has significantly affected operations, the overall impact has been favorable.

OPERATING RESULTS
- ------------------------------------------------------------------------------
Sales
- ------------------------------------------------------------------------------
($ in millions)                1993     Change    1992      Change     1991
- ------------------------------------------------------------------------------
Human and
Animal Health . . . .    $   9,987.9   +10%    $9,067.6     +13%    $8,019.5
Specialty
Chemical  . . . . . .          510.3   -14%       594.9      +2%       583.2
- ------------------------------------------------------------------------------
                         $  10,498.2    +9%    $9,662.5     +12%    $8,602.7
==============================================================================

  Total sales for 1993 increased 9% from 1992. Sales growth in 1993 was affected by the divestiture of the Calgon Water Management business in June 1993 and the acquisition of Medco in November 1993. Excluding the effects of the divestiture and the acquisition, total sales grew 7% in 1993, with unit volume up 9%. The effect of the strengthening of the U.S. dollar against foreign currencies reduced 1993 sales growth by two percentage points, while price changes had essentially no impact. Total sales for 1992 increased 12% over 1991 with price changes and exchange each adding one percentage point and volume contributing 10 points. The effects of changes in the value of foreign currencies are measured net of price increases in hyperinflationary countries, principally in Latin America.

COMPONENTS OF SALES GROWTH


                           TOTAL SALES       SALES VOLUME        NET PRICING            FOREIGN
                              GROWTH           GROWTH               ACTIONS         EXCHANGE RATES
                           -----------       ------------        -----------        --------------
1989                        10.3%                  10.3%             2.6%              -2.6%

1990                        17.1                   12.2              2.3                2.6

1991                        12.1                    9.8              2.2                0.1

1992                        12.3                   10.3              1.2                0.8

1993                         6.8                    8.6              0.1               -1.9


This table illustrates the effects of price, volume and exchange on the Company's sales, excluding the effects of the divestiture of the Calgon Water Management business and the acquisition of Medco. The Company has grown predominantly through sales volume over the last five years. Price had essentially no effect on sales growth in 1993, reflecting a continual decline from 2.6% in 1989, while the effect of exchange has varied over the same period.


  In 1993, sales of Human and Animal Health products and services grew 10%. Excluding the effects of the Medco acquisition, sales of Human and Animal Health products grew 7%, with unit volume up 9%. Unfavorable foreign currency exchange reduced sales growth by two percentage points. Price changes had essentially no impact. Domestic sales growth was 17%, or 11% excluding the effect of the acquisition. Foreign sales grew 3%, including a four percentage point reduction from the effect of exchange. The unit volume gain from the sale of Merck's Human and Animal Health products reflects strong performance of Vasotec, Vaseretic, Zocor, Pepcid, Prilosec, ivermectin and vaccine sales, led by M-M-R II for the prevention of measles, mumps and rubella and Recombivax HB for the prevention of hepatitis B. Proscar, which was introduced in 1992, also contributed to the sales increase.
  Vasotec, Merck's angiotensin converting enzyme (ACE) inhibitor for reducing high blood pressure and treating symptomatic heart failure, again established a new Merck product sales record. During 1993, it retained its position as the largest-selling branded product in the antihypertensive market in purchases and has been cleared for marketing by the Food and Drug Administration for a new and expanded use. Vasotec may now be recommended to decrease the rate of development of overt heart failure and to reduce hospitalizations in people with left ventricular dysfunction -- a weakening of the heart's main pumping chamber -- but with no heart failure symptoms. Vaseretic, a combination of Vasotec and hydrochlorothiazide, also prescribed for the treatment of high blood pressure, continued to grow. Merck's cholesterol-lowering agents continued their outstanding performance, holding over 40 percent of the cholesterol-lowering market. Zocor, Merck's second cholesterol-lowering agent continued its strong performance in 1993. Mevacor, which accounts for a significant portion of the cholesterol-lowering sales, was up slightly in 1993. Performance of Mevacor in 1993 was impacted by government cost control actions in Germany, strong competition in the United States and the slowing of growth in the cholesterol-lowering market, particularly in the United States, where nearly half of the people who have cholesterol levels in the recommended treatment range are untreated. Merck is undertaking strategic initiatives to increase the appropriate usage of Mevacor and Zocor. Pepcid, which is used for the treatment of duodenal and gastric ulcers and gastroesophageal reflux disease (GERD), continues to grow rapidly in the United States. Prilosec, a proton pump inhibitor which is indicated as a first-line therapy for short-term treatment of active duodenal ulcers, severe erosive esophagitis and poorly responsive symptomatic GERD, continued its exceptional growth. It is licensed to Merck for the U.S. market by AB Astra, the research-based Swedish firm.
  Also contributing to the unit volume growth in this segment was Proscar, which was introduced in the United States late in the second quarter of 1992. Proscar is a significant medical advance in the treatment of symptomatic benign prostate enlargement, a common condition which affects the majority of men over the age of 50. Proscar has been introduced in 50 countries, representing nearly every major market. The Company is continuing an extensive medical and consumer education program to heighten awareness of the disease, improve understanding of its natural history and communicate the benefits of treatment with Proscar. In support of these efforts, the Company launched a direct-to-consumer advertising campaign, identifying Proscar by name and urging readers to see their doctors about urinary symptoms and a prostate evaluation. In October 1993, the National Cancer Institute launched a 10-year study, which will involve 18,000 patients, to examine the possible role of Proscar in preventing prostate cancer.

  In 1993, sales growth in this segment also benefited from Medco sales of non-Merck products and Medco services. Medco services include health-care cost containment services, principally managed prescription drug programs.
  Sales of ivermectin, a broad-spectrum antiparasitic, continued to grow despite increased competition and the continued economic recession in Europe.
A group of longer-established products, including Dolobid, Primaxin, Indocin, Aldomet, Mefoxin, Moduretic and Clinoril, while still producing strong revenues, continued to decline in unit volume due to generic and therapeutic competition.
  In 1992, sales of Human and Animal Health products grew 13%. Domestic and foreign sales each grew 13%. Price and exchange each added one percentage point to the increase. Products contributing to the overall unit volume gain were Vasotec, Vaseretic, Prinivil, Mevacor, Zocor, Pepcid, Prilosec, Primaxin and vaccine sales led by Recombivax HB for the prevention of hepatitis B.
  Sales of the Specialty Chemical Products segment decreased 14% in 1993, due to the sale of the Calgon Water Management business in June 1993. Excluding the effect of the divestiture, sales increased 6% over 1992. Exchange reduced 1993 sales growth by one percentage point. Sales in 1992 increased 2% over 1991, while exchange had essentially no effect.

- -----------------------------------------------------------------------------
COSTS AND EXPENSES (1)
- -----------------------------------------------------------------------------
($ in millions)          1993       Change     1992       Change    1991
- -----------------------------------------------------------------------------
Materials  and
 production . .         $2,497.6      +19%   $2,096.1       +8%    $1,934.9
Marketing and
 administrative          2,913.9       -2%    2,963.3      +15%     2,570.3
Research and
 development  .          1,172.8       +6%    1,111.6      +13%       987.8
Restructuring
 charge . . . .            775.0         *       --          --        --
Other (income)
 expense, net .             36.2         *      (72.1)     -26%       (57.0)
- -----------------------------------------------------------------------------
                        $7,395.5      +21%   $6,098.9      +12%    $5,436.0
=============================================================================

*  over 100%

(1) 1993 and 1992 amounts include the ongoing effects of accounting changes for postretirement and postemployment benefits described on pages 37 and 38.

  In 1993, materials and production costs increased 19%. Excluding the effect of the Medco acquisition, materials and production costs increased 6%, equal to the sales growth rate. Excluding the effects of the acquisition, exchange and inflation, these costs were essentially level with 1992, compared to a 7% unit sales volume gain in 1993, reflecting improved product mix, cost controls and productivity improvements. In 1992, materials and production costs, excluding the ongoing effect of accounting changes, exchange and inflation, increased 3% on a 10% unit sales volume gain. Materials and production costs for 1992 also included a $91.4 million provision for environmental costs, which was substantially offset by the effect of refinements in product costing to reflect ongoing technological improvements.
  Marketing and administrative expenses were down 2% in 1993. Excluding the effects of the Medco acquisition, exchange and inflation, these expenses decreased 6% in 1993. Marketing and administrative expenses increased 7% in 1992, excluding the ongoing effect of accounting changes, exchange and inflation. A major factor contributing to the decrease in 1993 was continuing cost controls and the beneficial effects from the restructuring programs. In 1992, the increase was primarily due to the effect of support initiatives related to new products, partially offset by continuing cost controls.
  Research and development expenses increased 6% in 1993. Excluding the effects of exchange and inflation, these expenses increased 2% in 1993. The increase reflects the ongoing commitment to research over a broad range of therapeutic areas and clinical development in support of newer products. Not included in consolidated research and development expenses are costs incurred by the Company's joint ventures, which totalled $311.3 million in 1993. In 1992, research and development expenses increased 5%, excluding the ongoing effects of accounting changes, exchange and inflation.
  Research and development in the pharmaceutical industry is inherently a long-term process. The data shown on page 11 shows an unbroken trend of year-to-year increases in research and development spending(2). For the period 1980 to 1993, the compounded annual growth rate in research and development was 14%.
  In the second quarter of 1993, the Company recorded a nonrecurring pretax restructuring charge of $775.0 million, or $.45 per share (after-tax). The restructuring charge is the sum of two distinct programs -- one near term and the other longer term. The near-term initiative will reduce the work force by approximately 2,100 positions, a substantial number of which will be permanently eliminated. Work-force reductions will be achieved through an early retirement program in the United States and appropriate programs elsewhere at a cost of $450.0 million. This program is substantially complete. The longer-term initiative will consolidate and rationalize manufacturing facilities and distribution centers and will further reduce the work force, primarily outside the United States, at a cost of an additional $325.0 million. These initiatives are expected to reduce employment costs by more than $140.0 million annually and result in additional facility-related savings.
  In 1993, other income, net, decreased primarily due to lower income generated from the Company's proportionate share of results from its joint ventures, increased amortization of goodwill and other intangibles as well as interest expense

(2) The data is contained in a bar chart which has been provided in tabular form in the Appendix to this Exhibit 13.

resulting from the Medco acquisition, increased exchange losses resulting from translation of the Company's balance sheet and higher income applicable to minority interests. In 1992, other income, net, increased primarily due to income generated from the Company's proportionate share of results from its joint venture investments. See Note 12 to the financial statements for further detail of Other (income) expense, net.

- -----------------------------------------------------------------------------------
EARNINGS
- -----------------------------------------------------------------------------------
($ in millions except
per share amounts)            1993(1)  CHANGE(1)   1992(2)   Change(2)     1991
- -----------------------------------------------------------------------------------
Net income  . . . . . . .    $2,166.2    -11%     $2,446.6    +15%      $2,121.7
   As a % of sales  . . .        20.6%                25.3%                 24.7%
   As a % of average
    total assets . . . . .       14.0%                24.1%                 24.2%
Earnings per
   common share  . . . . . .     $1.87   -12%         $2.12   +16%          $1.83
===================================================================================

(1) Excluding the effects of the Medco acquisition and the restructuring charge, net income growth would have been 11%, net income as a percentage of average total assets would have been 22.8% and earnings per share growth would have been 13%.

(2) Excludes the cumulative effect of the accounting changes described below.

  Net income was down 11% in 1993, excluding the cumulative effect of 1992 accounting changes. Net income in 1993 includes the effects of the Medco acquisition and the restructuring charge. Excluding these effects and the cumulative effect of 1992 accounting changes, net income increased 11%, five percentage points more than 1993's sales growth on the same basis. In 1992, net income grew 15%, excluding the cumulative effect of accounting changes. Excluding both the cumulative and ongoing effect of accounting changes, 1992 net income grew 17%. Net income as a percentage of sales decreased to 20.6% in 1993, primarily due to the effect of the restructuring charge and the acquisition of Medco. Excluding these effects, net income as a percentage of sales increased to 26.6% compared to 25.3% in 1992 and 24.7% in 1991. Factors contributing to this improving ratio include unit sales volume growth, improved product mix, cost controls and productivity improvements including the beneficial effects from the restructuring programs. Foreign currency exchange had a negative impact in 1993, versus a small beneficial impact in 1992. A lower effective tax rate, excluding the effect of the restructuring charge and Medco acquisition in 1993, also contributed to the improved ratio in all three years. The Company's effective tax rate in 1993 was 30.2%. Excluding the effects of the restructuring charge and Medco acquisition, the 1993 effective rate was 30.5%, compared with 31.3% in 1992 and 33.0% in 1991. The Company's future effective tax rates will be adversely affected by the Omnibus Budget Reconciliation Act of 1993 which increased the Federal corporate income tax rate to 35% and curtailed tax benefits from Puerto Rico operations. Management expects these adverse effects to be partially offset by other tax planning initiatives. Net income as a percentage of average total assets decreased to 14.0% in 1993, compared with ratios of 24.1% in 1992 and 24.2% in 1991. The decrease is principally due to the restructuring charge and goodwill recognized in connection with the Medco acquisition. Excluding these effects, the 1993 ratio was 22.8%, consistent with prior year ratios. Excluding the cumulative effect of 1992 accounting changes, earnings per common share decreased 12% in 1993, primarily due to the effects of the restructuring charge and the Medco acquisition. Excluding these effects, earnings per share grew 13%. In 1993 and 1992, earnings per share increased at a faster rate than net income as a result of treasury stock purchases.
  Pricing pressures have made it increasingly difficult for the Company to recover the effect of inflation on costs and expenses. To the extent possible, the Company's position is to try to offset the impact of inflation through productivity and technological improvements, business restructurings, cost containment programs and price increases. The Company believes that sound monetary and fiscal policies, worldwide, would be a major step in avoiding the currency fluctuations that have existed over the last decade.
  In December 1990, the Financial Accounting Standards Board issued Statement No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This Statement requires accrual of the present value of expected costs of these benefits over the employee service period. In 1988, the Company changed from a pay-as-you-go basis to an accrual basis for recognizing the cost of these benefits upon employee retirement. In the fourth quarter of 1992, the Company began accruing for these benefits over the active employees' working lives, by adopting the provisions of Statement No. 106, effective January 1, 1992, which reduced Net income by $370.2 million on an after-tax basis. This change also reduced 1992 Income before cumulative effect of accounting changes by $38.9 million on an after-tax basis. In 1990, the Company began funding a retiree health-care account that will be used to partially pre-fund health-care benefits for retirees. Funding levels were increased in 1993 with the creation and funding of a qualified trust.
  In February 1992, Statement No. 109, Accounting for Income Taxes was issued. This Statement requires changes in accounting for income taxes and will increase variability in the Company's provision for income taxes. In the fourth quarter of 1992, the Company adopted the provisions of Statement No. 109, effective January 1, 1992, which reduced Net income by $62.6 million. The effect of this change on 1992 Income before cumulative effect of accounting changes was not material.
  In November 1992, Statement No. 112, Employers' Accounting for Postemployment Benefits was issued. This Statement requires an accrual method of recognizing postemployment benefits such as disability-related benefits. In the fourth quarter of 1992, the Company adopted the provisions of Statement No. 112, effective January 1, 1992, which reduced Net income by $29.6 million on an after-tax basis. The effect of this change on 1992 Income before cumulative effect of accounting changes was not material.
  In May 1993, Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, was issued which requires adoption in 1994. This Statement requires certain investments in debt and equity securities to be reported at fair value. The effects on the Company's results are not expected to be material.
  The Company believes that it is in compliance in all material respects with applicable environmental laws and regulations. The Company has maintained a leadership role in supporting environmental initiatives and fostering pollution prevention by actions including the elimination of, or the application of best available technology to, air emissions of known or suspect carcinogens at its facilities worldwide and a project currently underway to reduce all environmental releases of toxic chemicals by 90% by 1995. In 1993, the Company incurred capital expenditures of approximately $122.4 million for environmental control facilities. Capital expenditures for this purpose are forecasted to exceed $400.0 million for the years 1994 through 1998. In addition, the Company's operating and maintenance expenditures for pollution control were approximately $40.0 million in 1993. Expenditures for this purpose for the years 1994 through 1998 are forecasted to exceed $200.0 million. The Company is a party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, as well as under other Federal and state statutes. While it is not feasible to predict or determine the outcome of these proceedings, management does not believe that they should ultimately result in a materially adverse effect on the Company's financial position, results of operations, liquidity or capital resources. The Company is also remediating environmental contamination resulting from past industrial activity at certain of its sites. Expenditures for environmental purposes were $26.3 million in 1993, and are estimated at $170.0 million for the years 1994 through 1998. The Company has taken an active role in identifying and providing for these costs; and, therefore, management does not believe that these expenditures should ultimately result in a materially adverse effect on the Company's financial position, results of operations, liquidity or capital resources.

CAPITAL EXPENDITURES
In 1993, capital expenditures were $1.0 billion compared to $1.1 billion in 1992. Expenditures in the United States were $759.7 million in 1993 and $784.0 million in 1992. Expenditures during 1993 included $260.1 million for research and development facilities, $218.5 million for production facilities, $136.5 million for safety and environmental projects and $397.6 million for administrative and general site projects. Not included above are capital expenditures incurred by the Company's joint ventures, which totalled $79.3 million in 1993, including $14.9 million for research and development facilities.
  Capital authorizations in 1993 were $710.8 million, a decrease of 32% from 1992's level of $1.0 billion. Capital expenditures approved but not yet spent at December 31, 1993, were $640.5 million. These commitments include investments in research and development facilities ($124.0 million), production facilities ($105.8 million), safety and environmental projects ($82.1 million) and administrative and general site projects ($328.6 million).
  Depreciation was $348.4 million in 1993 and $290.3 million in 1992, of which $237.7 million and $201.4 million, respectively, applied to locations in the United States.

ANALYSIS OF LIQUIDITY AND CAPITAL RESOURCES
Cash provided by operations continues to be the Company's primary source of funds to finance operating needs and capital expenditures. In 1993, net cash flows from operating activities were $3.0 billion, reflecting the continued growth of the Company's after-tax earnings. This cash was used to fund capital expenditures of $1.0 billion, to pay Company dividends of $1.2 billion and to partially fund the purchase of treasury shares. At December 31, 1993, the total of worldwide cash and investments was $3.3 billion, including $1.5 billion in cash, cash equivalents and short-term investments and $1.8 billion of long-term investments. The above totals include $895.8 million in cash and investments held by Banyu Pharmaceutical Co., Ltd., in which the Company has a 50.87% ownership interest.

- --------------------------------------------------------------------
SELECTED DATA
- --------------------------------------------------------------------
($ in millions )                   1993       1992       1991
- --------------------------------------------------------------------
Working capital . . . . . . . .  $(161.1)    $782.4    $1,496.5
Total debt to total
 liabilities and equity   . . .     14.3%     11.9%        8.8%
Cash provided by operations
 to total debt  . . . . . . . .     1.1:1     1.9:1       2.9:1
====================================================================

  In 1993, working capital and the ratios of total debt to total liabilities and equity and cash provided by operations to total debt were impacted by the acquisition of Medco. In November 1993, the Company acquired all the outstanding shares of Medco for approximately $6.6 billion. The Company issued $4.2 billion of equity securities and paid $2.4 billion in cash, of which $1.8 billion was financed with commercial paper and $250.0 million was financed with long-term debt.

  Working capital levels are more than adequate to meet the operating requirements of the Company. From 1991 to 1993, the Company purchased $1.4 billion of treasury shares under three $1 billion programs authorized by the Board of Directors in 1989, 1991 and 1993. The 1989 and 1991 programs were completed in 1991 and 1992, respectively. Through December 31, 1993, $371.0 million of shares had been purchased under the 1993 program, which was suspended indefinitely in July as a result of the Medco acquisition. Since 1984, the Company has purchased 240.0 million shares at a total cost of $4.3 billion.
  From 1991 to 1993, short-term borrowings were affected by purchases of treasury shares resulting in periodic reductions in working capital and increases in the ratio of total debt to total liabilities and equity. The favorable ratio of cash provided by operations to total debt is an indication of the ability of the Company to cover its debt obligations.
  The Company's strong financial position will not be significantly affected by the restructuring program or debt issued to finance the Medco acquisition. In view of the triple-A credit ratings from Moody's and Standard & Poor's on the Company's outstanding debt issues and its consistent ability to generate cash flows from operating activities, the Company foresees no difficulty in managing future cash requirements. The ability to finance ongoing operations primarily from internally generated funds is desirable because of the high risks inherent in research and development required to develop and market innovative new products and the highly competitive nature of the pharmaceutical industry.
  In 1993, Merck filed a shelf registration with the Securities and Exchange Commission under which the Company could issue up to $1.0 billion of debt securities. Proceeds from the sale of these securities are to be used for general corporate purposes. The 1993 shelf registration, together with $85.0 million unused capacity from a $500.0 million 1991 shelf registration, provided $1.1 billion of shelf capacity. In 1993, the Company initiated a medium-term note program under the 1993 shelf and issued $80.0 million of structured floating rate medium-term notes. In 1992, $100.0 million of five-year noncallable medium-term notes and $25.0 million of one-year noncallable notes which matured during 1993, were issued under the 1991 shelf registration. In 1991, $250.0 million of five-year noncallable notes and $40.0 million of five-year noncallable medium-term notes were issued under the 1991 shelf.

CONDENSED INTERIM FINANCIAL DATA
- -----------------------------------------------------------------------------
($ in millions except
per share amounts)         4th Q          3rd Q         2nd Q        1st Q
- -----------------------------------------------------------------------------
1993
- -----------------------------------------------------------------------------

Sales . . . . . . . .   $ 3,000.8      $ 2,544.1    $  2,573.6    $ 2,379.6
Gross profit  . . . .     2,162.1        2,005.5       1,990.1      1,842.9
Income before taxes .       960.3        1,006.1         223.0        913.4
Net income  . . . . .       674.2          705.7         172.6        613.8
   Per share of
   common stock . . .        $.56           $.62          $.15         $.54
- -----------------------------------------------------------------------------
1992
- -----------------------------------------------------------------------------
Sales . . . . . . . .   $ 2,601.1      $ 2,464.3    $  2,373.7    $ 2,223.4
Gross profit  . . . .     2,027.2        1,944.1       1,842.3      1,752.8
Income before taxes
   and cumulative effect
   of accounting changes    879.8          910.7         933.0        840.1
Income before
   cumulative effect
   of accounting
   changes  . . . . .       609.1          634.8         643.7        559.0
Net income  . . . . .       609.1          634.8         643.7         96.6
   Per share of
      common stock:
      Before cumulative
        effect of accounting
        changes . . .        $.53           $.55          $.56         $.48
   Net income . . . .         .53            .55           .56          .08
==============================================================================

  Condensed Interim Financial Data for the second quarter of 1993 includes a nonrecurring pretax restructuring charge of $775.0 million. Sales for the third and fourth quarters of 1993 were adversely impacted by the divestiture of the Calgon Water Management business. The fourth quarter of 1993 includes the effects of the acquisition of Medco.

DIVIDENDS PAID PER SHARE OF COMMON STOCK
- ------------------------------------------------------------
                      Year    4th Q   3rd Q   2nd Q   1st Q
- ------------------------------------------------------------
1993  . . . . . .     $1.03    $.28    $.25    $.25    $.25
1992  . . . . . .       .92     .25     .23     .23     .21
============================================================

COMMON STOCK MARKET PRICES
- ------------------------------------------------------------
1993                          4th Q   3rd Q   2nd Q   1st Q
- ------------------------------------------------------------
High  . . . . . . . . . .  $35-5/8  $35-3/8 $39-3/8 $44-1/8

Low . . . . . . . . . . .   29-3/4   28-5/8  33      34-1/4
- ------------------------------------------------------------
1992
- ------------------------------------------------------------
High  . . . . . . . . . .  $47-3/4  $53-3/8 $51-7/8 $56-5/8

Low . . . . . . . . . . .   40-1/2   42-1/4  45-5/8  47-7/8
============================================================

  The principal market for trading of the common stock is the New York Stock Exchange under the symbol MRK.

CONSOLIDATED STATEMENT OF INCOME                                                         Merck & Co., Inc. and Subsidiaries
- -------------------------------------------------------------------------------------------------------------------------------
Years Ended December 31
($ in millions except per share amounts)                                               1993          1992          1991
- -------------------------------------------------------------------------------------------------------------------------------
SALES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 10,498.2      $9,662.5      $8,602.7
- -------------------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Materials and production  . . . . . . . . . . . . . . . . . . . . . . . . . .          2,497.6       2,096.1       1,934.9
Marketing and administrative  . . . . . . . . . . . . . . . . . . . . . . . .          2,913.9       2,963.3       2,570.3
Research and development  . . . . . . . . . . . . . . . . . . . . . . . . . .          1,172.8       1,111.6         987.8
Restructuring charge  . . . . . . . . . . . . . . . . . . . . . . . . . . . .            775.0          --            --
Other (income) expense, net . . . . . . . . . . . . . . . . . . . . . . . . .             36.2         (72.1)        (57.0)
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                       7,395.5       6,098.9       5,436.0
- -------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES AND CUMULATIVE  EFFECT OF ACCOUNTING CHANGES                       3,102.7       3,563.6       3,166.7
TAXES ON INCOME                                                                          936.5       1,117.0       1,045.0
- --------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES . . . . . . . . . . . .          2,166.2       2,446.6       2,121.7
CUMULATIVE EFFECT OF ACCOUNTING CHANGES:
Postretirement benefits other than pensions . . . . . . . . . . . . . . . . .             --          (370.2)         --
Income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             --           (62.6)         --
Postemployment benefits . . . . . . . . . . . . . . . . . . . . . . . . . . .             --           (29.6)         --
- --------------------------------------------------------------------------------------------------------------------------------
NET INCOME  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $  2,166.2      $1,984.2      $2,121.7
- --------------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE OF COMMON STOCK:
   BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES   . . . . . . . . . . . . .            $1.87         $2.12         $1.83
   CUMULATIVE EFFECT OF ACCOUNTING CHANGES:
   Postretirement benefits other than pensions  . . . . . . . . . . . . . . .             --            (.32)         --
   Income taxes   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             --            (.05)         --
   Postemployment benefits  . . . . . . . . . . . . . . . . . . . . . . . . .             --            (.03)         --
- ---------------------------------------------------------------------------------------------------------------------------------
NET INCOME  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            $1.87         $1.72         $1.83
=================================================================================================================================




CONSOLIDATED STATEMENT OF RETAINED EARNINGS                                                 Merck & Co., Inc. and Subsidiaries
- ----------------------------------------------------------------------------------------------------------------------------------
Years Ended December 31
($ in millions)                                                                           1993          1992          1991
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  8,466.0      $7,588.7      $6,387.3
- ----------------------------------------------------------------------------------------------------------------------------------
NET INCOME  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        2,166.2       1,984.2       2,121.7
COMMON STOCK DIVIDENDS DECLARED . . . . . . . . . . . . . . . . . . . . . . . .       (1,239.0)     (1,106.9)       (920.3)
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  9,393.2      $8,466.0      $7,588.7
==================================================================================================================================

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEET                                                              Merck & Co., Inc. and Subsidiaries

- ----------------------------------------------------------------------------------------------------------------------------
December 31
($ in millions)                                                                                    1993           1992
- ----------------------------------------------------------------------------------------------------------------------------
ASSETS
- ----------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $    829.4      $   575.1
Short-term investments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             712.9          518.4
Accounts receivable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           2,094.3        1,736.9
Inventories . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           1,641.7        1,182.6
Prepaid expenses and taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             456.3          386.7
- ----------------------------------------------------------------------------------------------------------------------------
Total current assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           5,734.6        4,399.7
- ----------------------------------------------------------------------------------------------------------------------------
INVESTMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           1,779.9        1,415.6
- ----------------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, at cost
Land    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             212.5          210.3
Buildings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           2,386.1        2,122.1
Machinery, equipment and office furnishings . . . . . . . . . . . . . . . . . . . . .           3,769.0        3,435.0
Construction in progress  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             805.2          763.5
- ----------------------------------------------------------------------------------------------------------------------------
                                                                                                7,172.8        6,530.9
Less allowance for depreciation . . . . . . . . . . . . . . . . . . . . . . . . . . .           2,278.2        2,259.8
- ----------------------------------------------------------------------------------------------------------------------------
                                                                                                4,894.6        4,271.1
- ----------------------------------------------------------------------------------------------------------------------------
GOODWILL AND OTHER INTANGIBLES (net of accumulated
amortization of $97.2 million in 1993 and $69.0 million in 1992)  . . . . . . . . . .           6,645.5          153.5
- ----------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             872.9          846.1
- ----------------------------------------------------------------------------------------------------------------------------
                                                                                             $ 19,927.5      $11,086.0
============================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
- ----------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Accounts payable and accrued liabilities  . . . . . . . . . . . . . . . . . . . . . .        $  2,378.3      $ 1,461.9
Loans payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           1,736.0          825.2
Income taxes payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           1,430.4        1,043.8
Dividends payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             351.0          286.4
- -----------------------------------------------------------------------------------------------------------------------------
Total current liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           5,895.7        3,617.3
- -----------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           1,120.8          495.7
- -----------------------------------------------------------------------------------------------------------------------------
DEFERRED INCOME TAXES AND NONCURRENT LIABILITIES  . . . . . . . . . . . . . . . . . .           1,744.9        1,343.0
- -----------------------------------------------------------------------------------------------------------------------------
MINORITY INTERESTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           1,144.4          627.1
- -----------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Common stock
   Authorized -- 2,700,000,000 shares
   Issued -- 1,480,611,247 shares - 1993
          -- 1,366,572,924 shares - 1992  . . . . . . . . . . . . . . . . . . . . . .           4,576.5          204.7
Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           9,393.2        8,466.0
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                               13,969.7        8,670.7
Less treasury stock, at cost
   226,676,597 shares -- 1993
   221,878,127 shares -- 1992   . . . . . . . . . . . . . . . . . . . . . . . . . . .           3,948.0        3,667.8
- -------------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          10,021.7        5,002.9
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                             $ 19,927.5      $11,086.0
===============================================================================================================================

The accompanying notes are an integral part of this financial statement.

CONSOLIDATED STATEMENT OF CASH FLOWS                                                     Merck & Co., Inc. and Subsidiaries
- ------------------------------------------------------------------------------------------------------------------------------
Years Ended December 31
($ in millions)                                                                          1993          1992           1991
- ------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 2,166.2     $ 1,984.2       $ 2,121.7

Adjustments to reconcile net income to net cash provided from operations:
   Restructuring charge   . . . . . . . . . . . . . . . . . . . . . . . . . . .           775.0          --              --
   Cumulative Effect of Accounting Changes:
     Postretirement benefits other than pensions  . . . . . . . . . . . . . . .            --           370.2            --
     Income taxes   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            --            62.6            --
     Postemployment benefits  . . . . . . . . . . . . . . . . . . . . . . . . .            --            29.6            --
   Depreciation and amortization  . . . . . . . . . . . . . . . . . . . . . . .           386.5         303.6           254.0
   Deferred taxes   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          (167.0)        (16.6)            1.2
   Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           (62.9)        (56.9)           (3.2)
   Net changes in assets and liabilities:
     Accounts receivable  . . . . . . . . . . . . . . . . . . . . . . . . . . .          (263.1)       (298.4)         (194.7)
     Inventories  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           (46.6)       (177.5)          (98.7)
     Accounts payable and accrued liabilities   . . . . . . . . . . . . . . . .          (122.9)        100.8           226.2
     Income taxes payable   . . . . . . . . . . . . . . . . . . . . . . . . . .           372.5         212.6           157.8
     Noncurrent liabilities   . . . . . . . . . . . . . . . . . . . . . . . . .            67.9         108.4           (49.5)
     Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           (57.1)       (118.2)           19.2
- -----------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES . . . . . . . . . . . . . . . . . . .         3,048.5       2,504.4         2,434.0
- -----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        (1,012.7)     (1,066.6)       (1,041.5)
Purchase of Medco, net of cash and cash equivalents acquired  . . . . . . . . .        (1,869.4)         --              --
Purchase of securities, subsidiaries and other investments  . . . . . . . . . .        (9,521.4)     (5,255.8)       (8,800.6)
Proceeds from sale of securities, subsidiaries and other investments  . . . . .         9,863.5       4,983.1         8,518.9
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           (47.7)        (12.6)           22.6
- -----------------------------------------------------------------------------------------------------------------------------------
NET CASH USED BY INVESTING ACTIVITIES . . . . . . . . . . . . . . . . . . . . .        (2,587.7)     (1,351.9)       (1,300.6)
- -----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Net change in short-term borrowings . . . . . . . . . . . . . . . . . . . . . .           910.8         480.0          (590.6)
Proceeds from issuance of debt  . . . . . . . . . . . . . . . . . . . . . . . .           353.8         141.3           559.8
Payments on debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           (39.4)       (121.6)          (94.1)
Purchase of treasury stock  . . . . . . . . . . . . . . . . . . . . . . . . . .          (371.0)       (862.9)         (184.1)
Dividends paid to stockholders  . . . . . . . . . . . . . . . . . . . . . . . .        (1,174.4)     (1,064.3)         (893.2)
Proceeds from exercise of stock options . . . . . . . . . . . . . . . . . . . .            83.4          52.2            48.3
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            22.6          20.0            15.8
- -----------------------------------------------------------------------------------------------------------------------------------
NET CASH USED BY FINANCING ACTIVITIES . . . . . . . . . . . . . . . . . . . . .          (214.2)     (1,355.3)       (1,138.1)
- -----------------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS  . . . . . . . . .             7.7         (20.0)           (3.8)
- -----------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS  . . . . . . . . . . . . .           254.3        (222.8)           (8.5)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR  . . . . . . . . . . . . . . . .           575.1         797.9           806.4
- -----------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR  . . . . . . . . . . . . . . . . . . .       $   829.4     $   575.1       $   797.9
===================================================================================================================================
The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENTS
($ in millions except per share amounts)

Merck & Co., Inc. and Subsidiaries



1. SUMMARY OF ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of the Company and all of its subsidiaries. For those consolidated subsidiaries where Company ownership is less than 100%, the outside stockholders' interest in each of the Company's accounts is shown as Minority interests in the consolidated financial statements. The Company follows the equity method for 20% or more owned affiliates as well as for investments in joint ventures.

FOREIGN CURRENCY TRANSLATION -- The U.S. dollar is the functional currency for the Company's foreign subsidiaries.

CASH AND CASH EQUIVALENTS -- Cash equivalents are comprised of certain highly liquid investments with maturities of less than three months.

INVENTORIES -- The majority of domestic inventories are valued at the lower of last-in, first-out (LIFO) cost or market. Remaining inventories are valued at the lower of first-in, first-out (FIFO) cost or market.

DEPRECIATION -- Depreciation is provided over the estimated useful lives of the assets, principally using the straight-line method. For tax purposes, accelerated methods are used.

EARNINGS PER SHARE -- Earnings per share of common stock are based on the weighted average number of shares outstanding. These weighted averages were 1,156.5 million, 1,153.5 million and 1,159.9 million in 1993, 1992 and 1991, respectively. Common stock equivalents do not have a significant dilutive effect.

GOODWILL AND OTHER INTANGIBLES -- Goodwill of $5.2 billion in 1993 and $120.0 million in 1992 (net of accumulated amortization) represents the excess of acquisition costs over the fair value of net assets of businesses purchased and is amortized on a straight-line basis over periods up to 40 years. Other acquired intangibles, principally customer relationships that arose in connection with the Medco acquisition, are recorded at cost and are amortized over their estimated useful lives. The Company continually reviews goodwill and other intangibles to assess recoverability from future operations using undiscounted cash flows. Impairments would be recognized in operating results if a permanent diminution in value occurs.

RECLASSIFICATIONS -- Certain reclassifications have been made to prior year amounts to conform with current year presentation.

2. ACQUISITION, DIVESTITURE, RESTRUCTURING AND STRATEGIC ALLIANCES
On November 18, 1993, the Company acquired all the outstanding shares of Medco Containment Services, Inc. (Medco) for approximately $6.6 billion. Medco principally provides services designed to reduce prescription drug benefit costs through managed prescription drug programs, and also provides managed mental health-care services. The purchase price consisted of $2.4 billion in cash, 114.0 million common shares with a market value of $3.8 billion, and 36.1 million options valued at $387.1 million, net of tax. The acquisition was accounted for by the purchase method and, accordingly, Medco's results of operations have been included with the Company's since the acquisition date. The estimated fair value of assets acquired and liabilities assumed totaled $3.0 billion and $1.5 billion, respectively. The allocation of the purchase price is based on preliminary assumptions and is subject to revision. The excess of the purchase price over the estimated fair value of net assets acquired is being amortized on a straight-line basis over 40 years.
  Summarized below are unaudited pro forma combined results of operations for the years ended December 31, 1993 and 1992 assuming the acquisition occurred at the beginning of 1992:

- ---------------------------------------------------------------------------
                                                  1993                 1992
- ---------------------------------------------------------------------------
Sales . . . . . . . . . . . . . . .      $    13,047.1        $    11,662.6
Income before cumulative effect of
 accounting changes   . . . . . . .            2,170.9              2,357.9
Earnings per share of common stock
 before cumulative effect of
 accounting changes . . . . . . . .               1.73                 1.86
===========================================================================

  The unaudited pro forma combined results of operations are not necessarily indicative of the results of operations that would have occurred had the two companies actually combined during the periods presented or of future results of operations of the combined companies.
  In June 1993, the Company sold its Calgon Water Management business for $307.5 million to English China Clays plc. The gain from the sale is included in Other (income) expense, net (see Note 12).

  The Company recorded a nonrecurring pretax restructuring charge of $775.0 million in 1993 in connection with an initiative to streamline and restructure worldwide operations through staff reductions and consolidation of manufacturing and distribution facilities.
  In 1989, the Company entered into an agreement with Du Pont to form a long-term research and marketing collaboration. Effective January 1, 1991, the Company formed a 50%-owned joint venture with Du Pont, creating an independent, research-driven, worldwide pharmaceutical firm. Du Pont contributed its entire pharmaceutical and radiopharmaceutical imaging agents businesses and is providing administrative services. The Company is providing research and development expertise, development funds, certain European marketing rights to several of its prescription medicines, international industry expertise and cash.
  In 1989, the Company formed a joint venture with Johnson & Johnson to develop and market a broad range of non-prescription medicines for U.S. consumers. In January 1990, the joint venture acquired the U.S. self-medication business of ICI Americas Inc., and ICI acquired the U.S. rights to the Company's antidepressant Elavil, along with other considerations. In January 1993, Merck and Johnson & Johnson extended their U.S. joint venture agreement to include Europe. Also in January 1993, Merck contributed its existing over-the-counter
(OTC) medications business in Spain to a new joint venture company. In September 1993, the European joint venture established a new company in the United Kingdom to market Merck and Johnson & Johnson OTC medications. In December 1993, Merck and Johnson & Johnson signed an agreement to acquire Laboratoires J. P. Martin, a leading self-medication business in France. This transaction was completed in January 1994.
  In 1982, the Company entered into an agreement with Astra to develop and market Astra products in the United States, in exchange for a royalty. In July 1993, the Company's total sales of Astra products reached the level that triggered the first step in the establishment of a separate entity for operations related to Astra products. Astra will have the right to acquire a 50% share of this new entity, at which time the Company's royalty obligation would cease. The Company is building the infrastructure and business capabilities to develop and market Astra products within the separate entity, which already has in place a 500-person sales force marketing Prilosec and Plendil. The result of these actions is not expected to have a significant impact on financial results in the near term.

3. FINANCIAL INSTRUMENTS AND RELATED DISCLOSURES
Summarized below are the carrying values and fair values of the Company's financial instruments at December 31, 1993 and 1992. Fair values were estimated based on market prices, where available, or dealer quotes.

- -------------------------------------------------------------------------------------------
                                                   1993                         1992
                                         ----------------------       ---------------------
                                         Carrying          Fair       Carrying         Fair
                                            Value         Value          Value        Value
- -------------------------------------------------------------------------------------------
Assets
- -------------------------------------------------------------------------------------------
Cash and cash equivalents . . . .        $  829.4     $   829.4       $  575.1     $  575.1
Short-term investments  . . . . .           712.9         714.4          518.4        519.9
Long-term investments . . . . . .         1,779.9       1,908.3        1,415.6      1,512.8
Purchased currency options  . . .           132.1         136.2          120.2        132.1
Interest rate swaps . . . . . . .            --             2.2           --           --
- -------------------------------------------------------------------------------------------
Liabilities
- -------------------------------------------------------------------------------------------
Loans payable . . . . . . . . . .         1,736.0       1,735.5          825.2        825.2
Long-term debt  . . . . . . . . .         1,120.8       1,137.7          495.7        518.8
Written currency options  . . . .             6.4           5.8            3.4          3.4
Forward exchange contracts  . . .            25.4          25.4           19.6         19.6
===========================================================================================

  The Company derives a significant portion of its cash flows from revenues denominated in foreign currencies. The Company relies on sustained cash flows generated from these revenues to support its long-term commitment to U.S. dollar based research and development. To the extent the dollar value of foreign denominated revenues is diminished as a result of a strengthening dollar, the Company's ability to fund research and other dollar based strategic initiatives at a consistent level may be impaired.
  To protect against the reduction in value of forecasted foreign currency cash flows over the Company's planning cycle, the Company has instituted a multi-year revenue hedging program to partially hedge this risk. The Company hedges forecasted revenues denominated in foreign currencies with purchased currency options. When the dollar strengthens against foreign currencies, the decline in the value of future foreign currency cash flows is partially offset by the recognition of gains in the value of purchased currency options designated as hedges of the period. Conversely, when the dollar weakens, the increase in the value of future foreign currency cash flows is reduced by the recognition of the premium paid to acquire the options designated as hedges of the period. Purchased currency options used to hedge forecasted revenues currently have maturities of up to three years. The fair values of these options at December 31, 1993 and 1992 were $127.6 million and $124.2 million, respectively, which includes deferred gains of $4.7 million in 1993 and $11.9 million in 1992.
  In addition to hedging forecasted revenues, the Company hedges certain exposures to foreign currency fluctuations in net monetary assets and liabilities denominated in foreign currencies. Forward exchange contracts and currency options used to hedge net monetary assets and liabilities also have maturities of up to three years.

  At December 31, 1993 and 1992, the Company had contracts to exchange foreign currencies, principally the Japanese yen, French franc and Deutschemark, for U.S. dollars as follows:

- --------------------------------------------------------------
                                           1993           1992
- --------------------------------------------------------------
Purchased currency options  . . . .    $1,604.5       $1,619.9
Written currency options  . . . . .       122.0          100.0
Forward exchange contracts  . . . .     1,751.2        1,897.6
==============================================================

  The Company also hedges exposure to changes in interest rates on certain of its financial instruments. At December 31, 1993, the Company had $255.0 million of interest rate swap contracts to convert a portion of its interest obligations to floating rates. These contracts have maturities of up to three years. The Company also had an $82.0 million contract to convert variable rates of return on certain investments to fixed rates. This contract matures in three years.
  Gains and losses arising from the use of hedging instruments are recorded in the income statement concurrently with losses and gains arising from the underlying hedged item. Interest differentials paid or received under interest rate swap contracts are recognized over the life of the contracts as adjustments to the effective yield of the underlying financial instruments.
  As part of its ongoing control procedures, the Company monitors concentrations of credit risk associated with financial institutions with which it conducts business. Credit risk is minimal as credit exposure limits are established to avoid a concentration with any single financial institution.
The Company also monitors the credit worthiness of its customers to which it grants credit terms in the normal course of business. Customers for human health products and services include drug wholesalers and retailers, hospitals, clinics, governmental agencies, corporations, labor unions, retirement systems, insurance carriers, managed health-care providers such as health maintenance organizations and other institutions. Customers for the Company's animal health/crop protection products include veterinarians, distributors, wholesalers, retailers, feed manufacturers, veterinary suppliers and laboratories. Concentrations of credit risk associated with these trade receivables are considered minimal due to the Company's diverse customer base. Bad debts have been minimal. The Company does not normally require collateral or other security to support credit sales.

4. INVENTORIES
Inventories at December 31 consisted of:

- ------------------------------------------------------------
                                          1993          1992
- ------------------------------------------------------------
Finished goods  . . . . . . . . . .   $1,024.4       $ 573.0
Raw materials and work in process .      570.6         565.4
Supplies  . . . . . . . . . . . . .       65.8          64.8
- ------------------------------------------------------------
Total (approximates current cost) .    1,660.8       1,203.2
Reduction to LIFO cost  . . . . . .       19.1          20.6
- ------------------------------------------------------------
                                      $1,641.7      $1,182.6
============================================================

  Inventories valued at LIFO comprised approximately 39% and 52% of inventories at December 31, 1993 and 1992, respectively. The increase in finished goods inventories and the decrease in the percentage of inventories valued at LIFO are principally due to the acquisition of Medco (See Note 2).

5. OTHER ASSETS
Other assets at December 31 consisted of:

- -------------------------------------------------------------------
                                                1993           1992
- -------------------------------------------------------------------
Joint ventures and other
  investments   . . . . . . . . . .         $  644.7       $  628.9
Other . . . . . . . . . . . . . . .            228.2          217.2
- -------------------------------------------------------------------
                                            $  872.9       $  846.1
===================================================================


6. LOANS PAYABLE AND LONG-TERM DEBT
Loans payable at December 31, 1993 included $1.6 billion of unsecured Company borrowings, substantially all of which is commercial paper. The remainder of the 1993 balance was principally borrowings by foreign subsidiaries. Loans payable increased in 1993 primarily as a result of the borrowings undertaken to finance the Medco acquisition.
  Long-term debt at December 31, 1993 consisted of $388.9 million in five-year notes issued under a 1991 $500.0 million shelf registration bearing an average coupon of 7.3% payable semi-annually, $253.0 million in five-year notes bearing a coupon of 5.3% payable annually, $54.9 million in structured floating rate notes, due in 1995, issued under a 1993 $1.0 billion shelf registration bearing an average year-end coupon of 3.1% payable at various intervals, and $107.1 million primarily consisting of pollution control, industrial revenue financing and foreign borrowings at varying rates of up to 9.8%. Of this latter amount, $35.5 million is due in varying installments through 1998. Additionally, as a result of the Medco acquisition, long-term debt includes $316.4 million of convertible, subordinated debentures due 2001 at a face value of $261.9 million bearing an average stated rate of 6.5% payable semi-annually and $.5 million in other debt. The debentures' face values are comprised of the following components: $131.4 million issued by Medco and convertible into Merck stock (on which Merck has become a co-obligor); $80.5 million issued by Synetic, Inc. and convertible into Synetic stock; and $50.0 million issued by Medical Marketing Group, Inc. (MMG) and convertible into MMG stock. Synetic and MMG are subsidiaries of Medco.

7. CONTINGENT LIABILITIES
The Company is involved in various claims and legal proceedings of a nature considered normal to its business, principally product liability and intellectual property cases. While it is not feasible to predict or determine the outcome of these proceedings, it is the opinion of management that their outcome will have no materially adverse effect on the Company.

8. STOCKHOLDERS' EQUITY
In 1993, common stock increased by $4.4 billion, principally as a result of shares issued and employee stock options converted to Merck options in connection with the acquisition of Medco. In 1992 and 1991 common stock increased $19.0 million and $19.3 million, respectively, as a result of issuances of treasury stock for exercises of stock options and distributions under executive incentive plans.
  A summary of treasury stock transactions (shares in thousands) follows:

- --------------------------------------------------------------------------------------------------
                                    1993                      1992                     1991
                            ------------------        ------------------       -------------------
                            Shares        Cost        Shares        Cost       Shares         Cost
- --------------------------------------------------------------------------------------------------
Balance,
  January 1 . . . . .    221,878.1   $ 3,667.8     207,043.9   $ 2,858.2    205,599.3    $ 2,719.3
Purchases . . . . . .     10,040.4       371.0      18,382.6       862.9      4,913.4        184.1
Issued under
  stock option
  and executive
  incentive plans   .     (5,241.9)      (90.8)     (3,548.4)      (53.3)    (3,468.8)       (45.2)
- --------------------------------------------------------------------------------------------------
Balance,
  December 31   . . .    226,676.6   $ 3,948.0     221,878.1   $ 3,667.8    207,043.9    $ 2,858.2
==================================================================================================

  At December 31, 1993, 1992 and 1991, 10 million shares of preferred stock, without par value, were authorized; none were issued.

9. STOCK OPTION AND EXECUTIVE INCENTIVE PLANS
The Company has stock option plans under which key employees and non-employee directors may be granted options to purchase shares of Company common stock at the fair market value at the time of the grant. The stock option program also includes provisions for employees whose contributions are believed critical to the innovation and development of new chemical compounds. These options vest over time, dependent on the accomplishment of specific milestones such as clinical trials or regulatory approval.
  In connection with the Medco acquisition, employee stock options outstanding on the date of acquisition were converted into options to purchase shares of Company common stock with an equivalent value. The granting of options was an integral part of Medco's employment practices. The Company has adopted several of the Medco employee stock option plans under which options are granted at the fair market value of common stock on the date of grant. The level of future grants under these plans may change.
  In October 1993, the Company made a special grant of options to substantially all employees to purchase 300 shares of stock. A total of approximately 10.1 million options were granted with an exercise price of $32.50, the fair market value at the date of the grant. The options are exercisable during the sixth through tenth year after grant for individuals still employed by, or retired from, the Company.
  In September 1991, during the Company's Centennial year, the Company made a special grant of options to essentially all employees worldwide to purchase 300 shares of stock. A total of approximately 10.5 million options were granted with an exercise price of $42.42, the fair market value at the date of grant. The options are exercisable during the sixth through tenth year after grant for individuals still employed by, or retired from, the Company.
  A summary of information relative to the Company's stock option plans follows:

- ------------------------------------------------------------
                                        Number      Average
                                     of Shares        Price
- ------------------------------------------------------------
Outstanding at January 1, 1991  .    27,058,449       $19.51
Granted . . . . . . . . . . . . .    15,929,667        42.88
Exercised . . . . . . . . . . . .    (3,349,122)       15.28
Forfeited . . . . . . . . . . . .      (269,670)       29.67
- ------------------------------------------------------------
Outstanding at December 31, 1991     39,369,324        29.27
Granted . . . . . . . . . . . . .     5,207,761        46.54
Exercised . . . . . . . . . . . .    (3,402,430)       15.80
Forfeited . . . . . . . . . . . .      (790,120)       41.25
- ------------------------------------------------------------
Outstanding at December 31, 1992     40,384,535        32.40
Equivalent options assumed  . . .    36,108,076        16.51
Granted . . . . . . . . . . . . .    15,854,640        34.25
Exercised . . . . . . . . . . . .    (4,985,266)       16.73
Forfeited . . . . . . . . . . . .      (948,262)       38.89
- ------------------------------------------------------------
Outstanding at December 31, 1993     86,413,723       $26.93
- ------------------------------------------------------------
Exercisable at December 31, 1993     32,338,548       $22.96
============================================================

  At December 31, 1993 and 1992, 8,585,102 shares and 11,643,476 shares, respectively, were available for future grants under the terms of these plans.
  The Executive Incentive Plan provides for awards to executives and other key employees of cash and deferred awards payable in shares of the Company's common stock and cash. The Plan has a strategic performance feature that provides for awards to key officers and managers who have a direct impact on achieving the Company's long-term objectives. For 1993, total awards under the Plan were $35.6 million. Awards were $37.5 million in 1992 and $38.9 million in 1991.
At December 31, 1993, there were 2,780,069 shares available for future awards.

10. RETIREMENT PLANS
In addition to required governmental retirement plans, the Company and certain of its subsidiaries have retirement plans for eligible employees that provide benefits based upon age, years of service and compensation. Certain plans also consider primary social security payments in calculating benefits. The expenses for these governmental, Company and subsidiary plans were $262.3 million in 1993, $241.3 million in 1992 and $214.3 million in 1991.
  Expenses for Company and subsidiary plans were $97.0 million in 1993, $81.3 million in 1992 and $64.3 million in 1991.

   Net pension cost for the Company's plans includes the following components:

- ------------------------------------------------------------
                                     1993     1992      1991
- ------------------------------------------------------------
Service cost -- benefits
 earned during the year   . . .     $ 97.4   $ 86.4  $  74.5
Interest cost on projected
 benefit obligation   . . . . .      135.7    123.7    110.4
Net amortization and deferral .       74.4    (34.7)   111.2
Actual return on assets . . . .     (210.5)   (94.1)  (231.8)
- ------------------------------------------------------------
Net pension cost  . . . . . . .     $ 97.0   $ 81.3  $  64.3
============================================================

  The net pension cost attributable to international plans and included above was $41.8 million in 1993, $30.0 million in 1992 and $22.0 million in 1991.
  In addition to net pension cost, net losses of $254.8 million were recorded in 1993 pursuant to Statement No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, due to work-force reduction programs associated with the restructuring efforts and the sale of the Calgon Water Management business. Payment of lump-sum benefits to employees retiring under certain of the work-force reduction programs resulted in a $279.4 million liquidation of plan assets.
  The Company's funding policy for Employee Retirement Income Security Act of 1974 and foreign plans is to contribute amounts to maintain assets in excess of the projected benefit obligations. However, the work-force reduction programs and a lower discount rate have decreased the plans' funded status in 1993. Company contributions over the next several years are expected to improve the funded status of the worldwide plans. The plans' assets are diversified in stocks, bonds, real estate and short-term and other investments.
  The plans' funded status at December 31 was as follows:

- -----------------------------------------------------------
                                      1993           1992
                                ----------------   --------
                                  Over     Under
                                Funded    Funded
- -----------------------------------------------------------
Plan assets at market value      $757.2   $ 572.4  $1,411.8
- -----------------------------------------------------------
Accumulated benefit obligation
 Vested   . . . . . . . . .       546.9     631.2   1,048.0
 Nonvested  . . . . . . . .        83.5     102.7     145.9
- -----------------------------------------------------------
                                  630.4     733.9   1,193.9
- -----------------------------------------------------------
Plan assets in excess of
 (less than) accumulated
 benefit obligation   . . .       126.8    (161.5)    217.9
Projected compensation
 increases  . . . . . . . .       147.7     322.2     379.3
- -----------------------------------------------------------
Plan assets less than
 projected benefit
 obligation   . . . . . . .       (20.9)   (483.7)   (161.4)
Unamortized transitional
 net asset  . . . . . . . .       (71.1)    (65.4)   (188.6)
Unrecognized net loss . . .        84.1     234.8     221.5
Unrecognized prior
 service cost   . . . . . .        34.4      76.7     130.5
- -----------------------------------------------------------
Net pension asset
 (liability)  . . . . . . .      $ 26.5   $(237.6)   $  2.0
===========================================================

  International plan assets at market value, included in the above table, were $490.5 million in 1993, $411.5 million in 1992 and $394.6 million in 1991. The accumulated benefit obligation of international plans, included in this table, was $425.6 million in 1993, $356.3 million in 1992 and $291.7 million in 1991.
  The discount rate used in determining the projected benefit obligation and costs was 7.5% at December 31, 1993 and 9% at December 31, 1992 and 1991. The rate of future compensation increases used in determining the projected benefit obligation and costs was 5% at December 31, 1993 and 6%, at December 31, 1992 and 1991. The expected long-term rate of return on plan assets was 10% at December 31, 1993, 1992 and 1991.
  In the aggregate, average international plan assumptions do not vary significantly from U.S. rates.

11. OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS
The Company provides health-care (in excess of Medicare) and life insurance benefits for eligible active and retired employees, principally in the United States. Prior to 1992, the Company recognized the present value of such health-care costs at the employees' retirement and recognized and funded the cost of life insurance benefits over employees' working lives.
  In the fourth quarter of 1992, the Company adopted the provisions of Statement No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, effective January 1, 1992. This Statement requires accrual over the employee service period of the expected costs of providing postretirement health-care and life insurance benefits.
  The cumulative effect at January 1, 1992 of adopting Statement No. 106 reduced Net income by $370.2 million, net of $255.2 million of income tax benefits. The effect of this change reduced 1992 Income before cumulative effect of accounting changes by $38.9 million, net of $26.7 million of income tax benefits. The cost of postretirement benefits other than pensions was $79.9 million in 1993, $90.4 million in 1992 and $24.7 million in 1991. The cost of health-care and life insurance benefits for active employees was $122.5 million in 1993, $116.3 million in 1992 and $102.9 million in 1991.
  Net postretirement benefit cost includes the following components:

- ------------------------------------------------------------
                                            1993        1992
- ------------------------------------------------------------
Service cost -- benefits
 earned during the year   . . . . . . .    $31.0       $31.2
Interest cost on accumulated
 postretirement benefit obligation  . .     69.2        62.9
Net amortization and deferral . . . . .      2.1        (1.9)
Actual return on assets . . . . . . . .    (22.4)       (1.8)
- ------------------------------------------------------------
Net postretirement benefit cost . . . .    $79.9       $90.4
============================================================

  In addition to net postretirement benefit cost, net losses of $71.7 million were recorded in 1993 pursuant to Statement No. 106 due to work-force reduction programs associated with the restructuring efforts and the sale of the Calgon Water Management business.
  In 1990, the Company began funding a retiree health-care account that will be used to partially pre-fund health-care benefits for retirees. Funding levels were increased in 1993 with the creation and funding of a qualified trust. The plans' assets are diversified in stocks, bonds and short-term and other investments. The plans' funded status at December 31 was as follows:

- ------------------------------------------------------------
                                           1993        1992
- ------------------------------------------------------------
Plan assets at market value . . . . .    $ 310.2     $  30.4
- ------------------------------------------------------------
Accumulated postretirement benefit
 obligation
   Retirees   . . . . . . . . . . . .      466.7       278.0
   Other fully eligible participants       116.6       145.8
   Other active participants  . . . .      396.3       334.6
- ------------------------------------------------------------
                                           979.6       758.4
- ------------------------------------------------------------
Plan assets less than accumulated
 postretirement
   benefit obligation   . . . . . . .     (669.4)     (728.0)
Unrecognized net loss/(gain)  . . . .      101.6        (1.7)
Unrecognized plan changes   . . . . .      (28.0)      (32.1)
- ------------------------------------------------------------
Net postretirement benefit
     liability  . . . . . . . . . . .    $(595.8)    $(761.8)
============================================================

  The discount rate used in determining the accumulated postretirement benefit obligation was 7.5% at December 31, 1993 and 9% at December 31, 1992. The expected long-term rate of return on plan assets was 10% in 1993 and 1992. The health-care cost trend rate was 12% at December 31, 1993 and 13% at December 31, 1992. This rate will gradually decline to 5.6% over a 17 year period. The effect of increasing the health-care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 1993 by $150.0 million and the total service and interest cost components of the 1993 net postretirement benefit cost by $19.0 million.
  Also, in the fourth quarter of 1992, the Company adopted the provisions of Statement No. 112, Employers' Accounting for Postemployment Benefits. This Statement requires an accrual method of recognizing postemployment benefits such as disability-related benefits.
  The cumulative effect at January 1, 1992 of adopting Statement No. 112 reduced Net income by $29.6 million, net of $20.4 million of income tax benefits. The effect of this change on 1992 Income before cumulative effect of accounting changes was not material.

12. OTHER (INCOME) EXPENSE, NET

- ------------------------------------------------------------
                                    1993     1992      1991
- ------------------------------------------------------------
Interest income . . . . . . .    $(138.9)  $(138.3)  $(162.5)
Interest expense  . . . . . .       84.7      72.7      68.7
Exchange losses . . . . . . .       68.2      46.2      31.6
Minority interests  . . . . .       50.3      32.2      25.2
Amortization of goodwill and
 other intangibles  . . . . .       28.2       8.2       8.1
Other income, net . . . . . .      (56.3)    (93.1)    (28.1)
- ------------------------------------------------------------
                                  $ 36.2   $ (72.1)  $ (57.0)
============================================================

  The most significant component of exchange losses is from Brazilian operations. Such losses have been largely offset by local pricing actions.
  Minority interests include third parties' share of exchange gains and losses arising from translation of the financial statements into U.S. dollars.
  In 1993, amortization of goodwill and other intangibles reflects increased amortization resulting from the Company's acquisition of Medco.
  In 1993, other income, net, includes a gain of $148.8 million from the Company's sale of its Calgon Water Management business. This gain was largely offset by a $78.8 million provision for environmental costs and a $60.0 million provision for the funding of The Merck Company Foundation. Other income, net, includes the Company's proportionate share of results from its joint venture investments. To date, such results have not been material.
  Interest paid was $89.1 million in 1993, $60.8 million in 1992 and $71.4 million in 1991.

13. SUPPLEMENTARY INCOME STATEMENT
INFORMATION

- ------------------------------------------------------------
                                    1993     1992      1991
- ------------------------------------------------------------
Advertising, including
   medical and pharmaceutical
   drug education . . . . . .     $235.0    $277.8    $250.4
Taxes, other than income,
   principally payroll taxes       307.9     290.5     262.3
Repairs, alterations and
   maintenance  . . . . . . .      177.8     178.5     167.7
Royalty expenses  . . . . . .      230.7     176.6     124.9
============================================================

14. TAXES ON INCOME
In the fourth quarter of 1992, the Company adopted the provisions of Statement No. 109, Accounting for Income Taxes, effective January 1, 1992. The Statement requires that deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. The cumulative effect of this change to January 1, 1992, reduced

Net income by $62.6 million. The effect of this change on 1992 Income before cumulative effect of accounting changes was not material. Prior to 1992, provisions were made for deferred income taxes where differences existed between the time that transactions affected taxable income and the time that these transactions entered into the determination of income for financial statement purposes.
  A reconciliation between the Company's effective tax rate and the U.S. statutory rate follows:

- ----------------------------------------------------------
                                             Tax Rate
                                 1993  -------------------
                               Amount  1993    1992   1991
- ----------------------------------------------------------
U.S. statutory rate applied
 to pretax income   . . .      1,086.0  35.0%  34.0%  34.0%

Differential arising from:
Tax exemption for Puerto Rico
 operations   . . . . . .       (158.7) (5.1)  (5.1)  (5.1)
Foreign operations  . . .        (44.4) (1.5)    .9    2.6
State taxes . . . . . . .         86.0   2.8    1.7    2.2
Other, including
 minority interests   . .        (32.4) (1.0)   (.2)   (.7)
- ----------------------------------------------------------
                               $ 936.5  30.2%  31.3%  33.0%
==========================================================

  Domestic companies contributed approximately 78% in 1993, 73% in 1992 and 71% in 1991 to consolidated pretax income.
  Taxes on income consisted of:

- ------------------------------------------------------------
                                  1993      1992       1991
- ------------------------------------------------------------
Current provision
 Federal  . . . . . . . . .    $ 668.2   $  615.1   $  507.8
 Foreign  . . . . . . . . .      311.4      411.4      429.9
 State  . . . . . . . . . .      123.9      107.1      106.1
- ------------------------------------------------------------
                               1,103.5    1,133.6    1,043.8
- ------------------------------------------------------------
Deferred provision
 Federal  . . . . . . . . .      (84.0)      15.3        6.4
 Foreign  . . . . . . . . .      (89.7)     (17.3)      (6.2)
 State  . . . . . . . . . .        6.7      (14.6)       1.0
- ------------------------------------------------------------
                                (167.0)     (16.6)       1.2
- ------------------------------------------------------------
                               $ 936.5   $1,117.0   $1,045.0
============================================================

  The components of the deferred provision were:

- ------------------------------------------------------------
                                  1993      1992       1991
- ------------------------------------------------------------
Other postretirement
 benefits . . . . . . . . .    $  96.9   $  (26.9)  $    3.2
Accelerated depreciation  .       57.4       37.6       17.1
Inventory related . . . . .      (18.5)       8.5      (17.8)
Pension benefits  . . . . .      (96.6)      10.1       13.2
Restructuring charge  . . .     (161.2)      --         --
Other, net  . . . . . . . .      (45.0)     (45.9)     (14.5)
- ------------------------------------------------------------
                               $(167.0)  $  (16.6)  $    1.2
============================================================

  Deferred income taxes at December 31 consisted of:

- -----------------------------------------------------------------------
                                  1993                     1992
                          ---------------------    --------------------
                          Assets  Liabilities      Assets   Liabilities
- -----------------------------------------------------------------------

Other intangibles .     $   --       $  596.4      $   --        $ --
Accelerated
 depreciation . . .         --          425.6          --         365.2
Inventory related .        305.2        115.3         274.6       103.2
Other postretirement
 benefits . . . . .        199.0         --           296.0        --
Equivalent Medco
 options assumed  .        189.0         --            --          --
Restructuring charge       161.2         --            --          --
Pension benefits  .        111.3         41.3           4.1        30.6
Environmental
 related  . . . . .         84.8         --            64.9        --
Equity investments          --           76.9          --          70.0
Leasing activity  .         --           65.9          --          82.0
Compensation related        48.9         --            52.1        --
Other . . . . . . .        481.3        236.6         345.9       183.3
- -----------------------------------------------------------------------
                         1,580.7      1,558.0       1,037.6       834.3
Valuation allowance        (52.1)        --           (16.6)       --
- -----------------------------------------------------------------------
                        $1,528.6     $1,558.0      $1,021.0      $834.3
=======================================================================


  At December 31, 1993 and 1992, current deferred tax assets of $302.6 million and $235.6 million, respectively, were included in Prepaid expenses and taxes and current deferred tax liabilities of $12.5 million and $3.3 million, respectively, were included in Income taxes payable. In addition, at December 31, 1993 and 1992, noncurrent deferred tax assets of $43.3 million and $43.8 million, respectively, were included in Other assets and noncurrent deferred tax liabilities of $362.8 million and $89.4 million, respectively, were included in Deferred income taxes and noncurrent liabilities. Income taxes paid in 1993, 1992 and 1991 were $859.9 million, $934.4 million and $879.8 million, respectively.
  At December 31, 1993, foreign earnings of $3.3 billion and domestic earnings of $880.9 million have been retained indefinitely by subsidiary companies for reinvestment. No provision is made for income taxes that would be payable upon the distribution of such earnings and it is not practicable to determine the amount of the related unrecognized deferred income tax liability. These earnings include income from manufacturing operations in Ireland, exempt from Irish taxes through 1990. Subsequent Irish earnings are taxed at an incentive rate of 10%. In addition, the Company has domestic subsidiaries operating in Puerto Rico under a tax incentive grant that expires in 2008.
  The Company's Federal income tax returns have been audited through 1986.

15. SEGMENT REPORTING

- ------------------------------------------------------------
INDUSTRY SEGMENTS
- ------------------------------------------------------------
                                   1993      1992       1991
- ------------------------------------------------------------
SALES
Human/Animal Health . . .      $9,987.9  $9,067.6   $8,019.5
Specialty Chemical  . . .         510.3     594.9      583.2
- ------------------------------------------------------------
                              $10,498.2  $9,662.5   $8,602.7
============================================================
INCOME BEFORE TAXES
 AND CUMULATIVE EFFECT
 OF ACCOUNTING CHANGES(1)
Human/Animal Health . . .      $2,867.9  $3,361.0   $2,996.0
Specialty Chemical  . . .         184.6      80.5       78.4
- ------------------------------------------------------------
                                3,052.5   3,441.5    3,074.4
Nonoperating income,
 primarily interest   . .          50.2     122.1       92.3
- ------------------------------------------------------------
                               $3,102.7  $3,563.6   $3,166.7
============================================================
ASSETS
Human/Animal Health . . .     $15,141.6  $7,053.9   $5,849.8
Specialty Chemical  . . .         447.5     580.3      548.1
- ------------------------------------------------------------
                               15,589.1   7,634.2    6,397.9
Cash and investments  . .       3,322.2   2,509.1    2,455.5
Other corporate assets  .       1,016.2     942.7      645.1
- ------------------------------------------------------------
                              $19,927.5 $11,086.0   $9,498.5
============================================================
CAPITAL EXPENDITURES
Human/Animal Health . . .      $  980.8  $1,017.6    $ 965.8
Specialty Chemical  . . .          31.9      49.0       75.7
- ------------------------------------------------------------
                               $1,012.7  $1,066.6   $1,041.5
============================================================
DEPRECIATION AND AMORTIZATION
Human/Animal Health . . .      $  360.9  $  276.9    $ 226.3
Specialty Chemical  . . .          25.6      26.7       27.7
- ------------------------------------------------------------
                               $  386.5  $  303.6    $ 254.0
============================================================

(1) 1993 amounts include a nonrecurring pretax restructuring charge of $775.0 million primarily related to Human/Animal Health.

  There were no intersegment sales. Income before taxes and cumulative effect of accounting changes and assets include both direct and allocated amounts. Common costs and expenses and common assets are allocated in proportion to sales.
  Pages 32 through 34 contain a description of the Company's business.

- ------------------------------------------------------------
GEOGRAPHIC SEGMENTS
- ------------------------------------------------------------
                                  1993       1992       1991
- ------------------------------------------------------------
CUSTOMER SALES
Domestic  . . . . . . . .     $5,914.3  $ 5,180.1  $ 4,616.4
Foreign   -- Western Europe,
             Canada,
             Australia,
             New Zealand
             and Japan  .      4,201.1    4,262.4    3,812.1
          -- Other  . . .        382.8      220.0      174.2
AFFILIATE SALES
Domestic  . . . . . . . .      1,263.6    1,215.9    1,093.9
Foreign   -- Western Europe,
             Canada,
             Australia,
             New Zealand
             and Japan  .        185.7      117.5      132.1
          -- Other  . . .        103.6       68.0       38.9
Eliminations  . . . . . .     (1,552.9)  (1,401.4)  (1,264.9)
- ------------------------------------------------------------
                             $10,498.2  $ 9,662.5  $ 8,602.7
============================================================
INCOME BEFORE TAXES
 AND CUMULATIVE EFFECT
 OF ACCOUNTING CHANGES(1)
Domestic  . . . . . . . .     $2,377.6  $ 2,552.4  $ 2,252.2
Foreign   -- Western Europe,
             Canada,
             Australia,
             New Zealand
             and Japan  .        669.8      920.4      832.5
          -- Other  . . .         37.6        7.2       (4.4)
Eliminations  . . . . . .        (32.5)     (38.5)      (5.9)
- ------------------------------------------------------------
                               3,052.5    3,441.5    3,074.4
Nonoperating income,
 primarily interest   . .         50.2      122.1       92.3
- ------------------------------------------------------------
                              $3,102.7  $ 3,563.6  $ 3,166.7
============================================================
ASSETS
Domestic  . . . . . . . .    $12,881.7  $ 4,976.9  $ 4,187.3

Foreign   -- Western Europe,
             Canada,
             Australia,
             New Zealand
             and Japan  .      3,236.9    3,124.3    2,770.5
          -- Other  . . .        307.8      208.2      132.6
Cash and investments  . .      3,322.2    2,509.1    2,455.5
Other corporate assets  .      1,016.2      942.7      645.1
Eliminations  . . . . . .       (837.3)    (675.2)    (692.5)
- ------------------------------------------------------------
                             $19,927.5  $11,086.0  $ 9,498.5
============================================================

(1) 1993 amounts include a nonrecurring pretax restructuring charge of $535.2 million for Domestic and $239.8 million for Foreign.

  Sales to affiliates by the domestic geographic area include products manufactured in the United States and Puerto Rico that are shipped to facilities in foreign countries for manufacture into finished products. Sales to affiliates are at negotiated prices based on specific market conditions. Profits are shown within the geographic areas at the time of sale; such profits, however, are included in consolidated income when a sale is made to a customer. Research and development expenses are included in the geographic area in which the expenses were incurred.

MANAGEMENT'S REPORT

Primary responsibility for the integrity and objectivity of the Company's financial statements rests with management. The financial statements report on management's stewardship of Company assets. These statements are prepared in conformity with generally accepted accounting principles and, accordingly, include amounts that are based on management's best estimates and judgments. Nonfinancial information included in the Annual Report has also been prepared by management and is consistent with the financial statements.
  To assure that financial information is reliable and assets are safeguarded, management maintains an effective system of internal controls and procedures, important elements of which include: careful selection, training and development of operating and financial managers; an organization that provides appropriate division of responsibility; and communications aimed at assuring that Company policies and procedures are understood throughout the organization. In establishing internal controls, management weighs the costs of such systems against the benefits it believes such systems will provide. A staff of internal auditors regularly monitors the adequacy and application of internal controls on a worldwide basis.
  To insure that personnel continue to understand the system of internal controls and procedures, and policies concerning good and prudent business practices, the Company periodically conducts the Management's Stewardship Program for key management and financial personnel. This program reinforces the importance and understanding of internal controls by reviewing key corporate policies, procedures and systems. In addition, an ethical business practices program has been implemented to reinforce the Company's long-standing commitment to high ethical standards in the conduct of its business.
  The independent public accountants have audited the Company's consolidated financial statements as described in their report. Their audits included a review of the Company's accounting systems, procedures and internal controls, and tests and other auditing procedures sufficient to enable them to render their opinion on the Company's financial statements.
  The recommendations of the internal auditors and independent public accountants are reviewed by management. Control procedures have been implemented or revised as appropriate to respond to these recommendations. No material control weaknesses have been brought to the attention of management. In management's opinion, for the year ended December 31, 1993, the internal control system was strong and accomplished the objectives discussed herein.



/s/ P. ROY VAGELOS, M.D.                           /s/ JUDY C. LEWENT
- ------------------------                           ------------------
P. Roy Vagelos, M.D.                               Judy C. Lewent
Chairman and Chief Executive Officer               Senior Vice President and Chief Financial Officer



REPORT OF INDEPENDENT
PUBLIC ACCOUNTANTS


To the Stockholders and
Board of Directors of Merck & Co., Inc.:

  We have audited the accompanying consolidated balance sheets of Merck & Co., Inc. (a New Jersey corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merck & Co., Inc. and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.
  As discussed in the accompanying notes to financial statements, effective January 1, 1992, the Company adopted three new accounting standards promulgated by the Financial Accounting Standards Board, changing its methods of accounting for postretirement benefits other than pensions, income taxes and postemployment benefits.

                                      /s/ ARTHUR ANDERSEN & CO.
                                      -------------------------
New York, New York                    ARTHUR ANDERSEN & CO.
January 25, 1994

AUDIT COMMITTEE'S REPORT


The Audit Committee of the Board of Directors is comprised of five outside directors. The members of the Committee are: Charles E. Exley Jr., Chairman; Carolyne K. Davis, Ph.D., Vice Chairman; Sir Derek Birkin; William N. Kelley, M.D.; and Dennis Weatherstone. The Committee held three meetings during 1993.
  The Audit Committee meets with the independent public accountants, management and internal auditors to assure that all are carrying out their respective responsibilities. The Audit Committee reviews the performance and fees of the independent public accountants prior to recommending their appointment, and meets with them, without management present, to discuss the scope and results of their audit work, including the adequacy of internal controls and the quality of financial reporting. Both the independent public accountants and the internal auditors have full access to the Audit Committee.


                                                      /s/ CHARLES E. EXLEY JR.
                                                      ------------------------
                                                      Charles E. Exley Jr.
                                                      Chairman, Audit Committee



COMPENSATION AND BENEFITS
COMMITTEE'S REPORT


The Compensation & Benefits Committee is comprised of five outside directors. The members of the Committee are: H. Brewster Atwater Jr., Chairman; Richard
S. Ross, M.D., Vice Chairman; Lawrence A. Bossidy; William G. Bowen, Ph.D.; and Ruben F. Mettler, Ph.D. The Committee held five meetings during 1993.
  The Compensation & Benefits Committee's major responsibilities include providing for senior management succession and overseeing the Company's compensation and benefit programs. The Committee seeks to provide rewards which are highly leveraged to performance and clearly linked to Company and individual results. The objective is to ensure that compensation and benefits are at levels which enable Merck to attract and retain high quality employees. The Committee views stock ownership as a vehicle to align the interests of employees with those of the stockholders. A long-term focus is essential for success in the pharmaceutical industry and is encouraged by making a high proportion of executive officer compensation dependent on long-term performance and on enhancing stockholder value.


                                  /s/ H. BREWSTER ATWATER JR.
                                  ---------------------------
                                  H. Brewster Atwater Jr.
                                  Chairman, Compensation and Benefits Committee



SELECTED FINANCIAL DATA                     Merck & Co., Inc. and Subsidiaries


- --------------------------------------------------------------------------
($ in millions
except per share amounts)    1993(1)  1992(2)     1991      1990    1989
- --------------------------------------------------------------------------
RESULTS FOR YEAR:

Sales . . . . . . . . . .  $10,498.2  $9,662.5 $8,602.7  $7,671.5 $6,550.5

Materials and production
 costs. . . . . . . . . .    2,497.6   2,096.1  1,934.9   1,778.1  1,550.3
Marketing/administrative
 expenses . . . . . . . .    2,913.9   2,963.3  2,570.3   2,388.0  2,013.4
Research/development
 expenses . . . . . . . .    1,172.8   1,111.6    987.8     854.0    750.5
Restructuring charge  . .      775.0      --       --        --       --
Other (income) expense, net     36.2     (72.1)   (57.0)    (47.4)   (46.7)
Income before taxes . . .    3,102.7   3,563.6  3,166.7   2,698.8  2,283.0
Taxes on income . . . . .      936.5   1,117.0  1,045.0     917.6    787.6
Net income  . . . . . . .    2,166.2   2,446.6  2,121.7   1,781.2  1,495.4
 Per share of common stock     $1.87     $2.12    $1.83     $1.52    $1.26
Dividends on common stock:
 Declared   . . . . . . .    1,239.0   1,106.9    920.3     788.1    681.5
 Paid per share   . . . .      $1.03      $.92     $.77      $.64     $.55
Capital expenditures  . .    1,012.7   1,066.6  1,041.5     670.8    433.0
Depreciation  . . . . . .      348.4     290.3    242.7     231.4    206.4
- --------------------------------------------------------------------------
YEAR-END POSITION:
Working capital . . . . .     (161.1)    782.4  1,496.5     939.2  1,502.5
Property, plant and
 equipment (net)  . . . .    4,894.6   4,271.1  3,504.5   2,721.7  2,292.5
Total assets  . . . . . .   19,927.5  11,086.0  9,498.5   8,029.8  6,756.7
Long-term debt  . . . . .    1,120.8     495.7    493.7     124.1    117.8
Stockholders' equity  . .   10,021.7   5,002.9  4,916.2   3,834.4  3,520.6
- --------------------------------------------------------------------------
FINANCIAL RATIOS:
Net income as a % of:
 Sales  . . . . . . . . .      20.6%     25.3%    24.7%     23.2%    22.8%
 Average total assets   .      14.0%     24.1%    24.2%     24.1%    23.2%
- --------------------------------------------------------------------------
YEAR-END STATISTICS:
Average number
 of shares
 of common stock
 outstanding
 (in millions)  . . . . .    1,156.5   1,153.5  1,159.9   1,172.1  1,188.3
Number of stockholders  .    231,300   161,200   91,100    82,300   75,600
Number of employees . . .   47,100(3)   38,400   37,700    36,900   34,400
==========================================================================

- ----------------------------------------------------------------------------------
($ in millions
except per share amounts)      1988     1987      1986     1985      1984     1983
- ----------------------------------------------------------------------------------
RESULTS FOR YEAR:

Sales . . . . . . . . . .  $5,939.5 $5,061.3  $4,128.9 $3,547.5  $3,559.7 $3,246.1

Materials and production
 costs  . . . . . . . . .   1,526.1  1,444.3   1,338.0  1,272.4   1,424.5  1,263.4
Marketing/administrative
 expenses . . . . . . . .   1,877.8  1,682.1   1,269.9  1,009.0     945.5    905.1
Research/development
 expenses . . . . . . . .     668.8    565.7     479.8    426.3     393.1    356.0
Restructuring charge  . .      --       --        --       --        --        --
Other (income) expense, net    (4.2)   (36.0)    (32.1)   (17.2)      9.8     25.6
Income before taxes . . .   1,871.0  1,405.2   1,073.3    857.0     786.8    696.0
Taxes on income . . . . .     664.2    498.8     397.6    317.1     293.8    245.1
Net income  . . . . . . .   1,206.8    906.4     675.7    539.9     493.0    450.9
 Per share of common stock    $1.02     $.74     $.54      $.42      $.37     $.34
Dividends on common stock:
 Declared   . . . . . . .     546.3    365.2     278.5    235.1     224.0    210.8
 Paid per share   . . . .      $.43     $.27     $.21      $.18      $.17     $.16
Capital expenditures  . .     372.7    253.7     210.6    237.6     274.4    272.8
Depreciation  . . . . . .     189.0    188.5     167.2    163.6     151.6    135.2
- ----------------------------------------------------------------------------------
YEAR-END POSITION:
Working capital . . . . .   1,480.3    798.3   1,094.3  1,106.6   1,076.5    734.9
Property, plant and
 equipment (net)  . . . .   2,070.7  1,948.0   1,906.2  1,882.8   1,912.8  1,715.2
Total assets  . . . . . .   6,127.5  5,680.0   5,105.2  4,902.2   4,590.6  4,214.7
Long-term debt  . . . . .     142.8    167.4     167.5    170.8     179.1    385.5
Stockholders' equity  . .   2,855.8  2,116.7   2,541.2  2,607.7   2,518.6  2,409.9
- ----------------------------------------------------------------------------------
FINANCIAL RATIOS:
Net income as a % of:
 Sales  . . . . . . . . .     20.3%    17.9%     16.4%    15.2%     13.8%    13.9%
 Average total assets   .     20.4%    16.8%     13.5%    11.4%     11.2%    11.5%
- ----------------------------------------------------------------------------------
YEAR-END STATISTICS:
Average number
 of shares
 of common stock
 outstanding
 (in millions)  . . . . .  1,186.9   1,221.2   1,253.9  1,282.7   1,322.0  1,331.0
Number of stockholders  .   68,500    56,900    48,300   47,000    50,200   51,800
Number of employees . . .   32,000    31,100    30,700   30,900    34,800   32,600
==================================================================================

(1) 1993 amounts include Medco Containment Services, Inc. from the date of acquisition (November 18, 1993). Excluding the effect of the acquisition, earnings per share would have been $1.94, and the ratio of net income to average total assets would have been 18.5%. 1993 amounts also include a nonrecurring restructuring charge of $.45 per share.
(2) 1992 results of operations exclude the cumulative effect of the accounting changes described on pages 37 and 38.
(3)      Includes 10,300 Medco employees.

                                   APPENDIX


   Page of
 Exhibit 13

     35 There is a table in place of the bar chart/line graph which appears in the Financial Review section of the 1993 Annual Report to stockholders describing the components of sales growth.

     36 There is a reference to a graph on page 11 of the 1993 Annual Report to stockholders which is provided below in tabular form:

                               R&D EXPENDITURES
                     ($ in millions and as a % of sales)

                                     Total                    % of
          Year                      Amount                    Sales
         ------                    --------                  -------
          1980                     $  233.9                      9 %
          1981                        274.2                      9
          1982                        320.2                     10
          1983                        356.0                     11
          1984                        393.1                     11
          1985                        426.3                     12
          1986                        479.8                     12
          1987                        565.7                     11
          1988                        668.8                     11
          1989                        750.5                     11
          1990                        854.0                     11
          1991                        987.8                     11
          1992                      1,111.6                     12
          1993                      1,172.8                     11
          1994                  over 1.3 billion                 *

      *   planned expenditures

          This chart excludes R&D costs incurred by the Company's joint ventures, which in 1993 were in excess of $300 million.