Form 10-K, Exhibit 13
period 1994-12-31
MERCK & CO INC
filed 1995-03-22
CIK 64978

FINANCIAL REVIEW

Description of Merck's Business

Merck is a worldwide research-intensive health products company that discovers, develops, produces and markets human and animal health products and services. A dominant portion of the Company's business is conducted through the Human and Animal Health Products and Services segment, which includes the operations of the Merck-Medco Managed Care Division (Merck-Medco).

Sales
- ---------------
($ in millions)                           1994           1993            1992
- ---------------                           ----           ----            ----
Cardiovasculars ....................  $ 5,351.6        $ 4,820.8       $ 4,482.0
Anti-ulcerants .....................    1,565.7          1,324.0         1,043.9
Antibiotics ........................      827.4            868.7           942.2
Vaccines/biologicals ...............      485.3            522.9           485.3
Ophthalmologicals ..................      482.3            454.6           457.2
Anti-inflammatories/analgesics .....      270.6            336.8           430.5
Other Merck human health ...........      433.4            446.8           373.4
Other human health .................    4,103.9            296.6             --
Animal health/crop protection ......    1,027.4            916.7           853.1
Specialty chemical .................      422.2            510.3           594.9
                                      ---------        ---------        --------
                                      $14,969.8        $10,498.2        $9,662.5
                                      =========        =========        ========

     Human health products include therapeutic and preventive agents, generally sold by prescription, for the treatment of human disorders. Among these are cardiovascular products, of which Vasotec, Mevacor, Zocor, Prinivil and Vaseretic are the largest-selling; anti-ulcerants, of which Pepcid and Prilosec are the largest; antibiotics, of which Primaxin, Noroxin and Mefoxin are the largest; vaccines/biologicals, of which M-M-R II, a pediatric vaccine for measles, mumps and rubella, and Recombivax HB (hepatitis B vaccine recombinant) are the largest-selling; ophthalmologicals, of which Timoptic is the largest; anti-inflammatory/analgesic products, of which Indocin, Clinoril and Dolobid are the largest; and other Merck human health products, which include Proscar, a treatment for symptomatic benign prostate enlargement, antiparkinsonism products, psychotherapeutics and a muscle relaxant. Other human health primarily includes Medco sales of non-Merck products and Medco human health services, principally managed prescription drug programs.

     Animal health/crop protection products include animal medicinals used for control and alleviation of disease in livestock, small animals and poultry. These products are primarily antiparasitics, of which Ivomec, for the control of internal and external parasites in livestock, and Heartgard-30, for the prevention of canine heartworm disease, are the largest-selling; crop protection products; coccidiostats for the treatment of poultry diseases, and poultry breeding stock.

     Specialty chemical products are used in health care, food processing, oil exploration, paper, textiles and personal care.

     Promotion of the Company's human and animal health products and services is generally made by professional representatives. Customers for human health products include drug wholesalers and retailers, hospitals, clinics, governmental agencies and managed health-care providers such as health maintenance organizations and other institutions. Customers for human health services include corporations, labor unions, insurance companies, Blue Cross and Blue Shield organizations, Federal and state employee plans, health maintenance and other similar organizations. Customers for animal health/crop protection products include veterinarians, distributors, wholesalers, retailers, feed manufacturers, veterinary suppliers and laboratories.

     The markets in which the Company's business is conducted are highly competitive and, in many cases, highly regulated. The introduction of new, technologically innovative products and processes by competitors may result in price reductions and product substitutions, even for products protected by patents. Global efforts toward health-care cost containment continue to exert pressure on product pricing. In the United States, government efforts to slow the increase of health-care costs and the demand for price discounts from managed-care groups have limited the Company's ability to mitigate the effect of inflation on costs and expenses through pricing. Outside of the United States, government mandated cost containment programs have required the Company to similarly limit selling prices. Additionally, government actions to reduce patient reimbursement, restrict physician prescribing levels, and increase the use of generic products have significantly reduced the sales growth of certain products. It is anticipated that the worldwide trend for cost containment and competitive pricing will continue for the balance of the 1990's and result in continued pricing pressures.

     Merck is responding to this new environment in a number of ways. In November 1993, the Company acquired Medco Containment Services, Inc. (Medco) to enhance its competitive position in the emerging area of managed care. The Merck-Medco Managed Care Division provides services to managed-care organizations designed to reduce prescription drug benefit costs through managed prescription drug programs. Managed-care organizations are expected to deliver a major portion of the nation's future health-care services. The Company is also developing a series of disease management programs which use patient and physician communication to improve drug therapy, promote better health outcomes and lower the long-term cost of care associated with certain chronic diseases. The Company is also responding to the new environment by developing innovative sales, marketing and education techniques, by developing health-care alliances with large pharmaceutical buyers and by continuing efforts to become more productive throughout the entire organization.

     In the United States, legislative bodies are working to expand health-care access and reduce the costs associated therewith. The debate to reform the health-care system has been and will continue to be protracted and intense. Although the Company is positioned to respond to evolving market forces, it cannot predict the outcome or effect of legislation resulting from the reform process. However, the Company believes that its current policies and strategies will enable it to maintain a strong position in this changing economic environment.

     In early 1990, the Company was the first pharmaceutical manufacturer to voluntarily commit to a public policy of constraining price increases. The Company's policy limits the weighted average price increases for human health pharmaceutical products to the general rate of inflation as measured by the U.S. Consumer Price Index (CPI). In early 1993, the policy was extended to provide further savings to the health-care system by limiting the price increases on individual products to the CPI plus 1% on an annual basis. After four years, this policy has yielded a cumulative net price increase that is significantly below the cumulative increase in the general rate of U.S. inflation. This policy is supported by our strategy to grow through volume and not price, given stable market conditions and government policies that foster innovation.

     Also in 1990, Merck introduced its Equal Access to Medicines Program in a number of states. Under this program, Merck voluntarily granted its best price discounts to state Medicaid programs in exchange for full patient access to our products. This innovative program served as a model for national legislation applicable to all prescription drug manufacturers.

     Other principal strategies for remaining competitive in this environment include investing in research and development (R&D) directed toward the discovery and development of technologically innovative products and new indications for existing products, acquisitions, joint ventures, licensing agreements and other strategic alliances. Going forward, productivity gains will be a permanent strategy of continuous improvement. Productivity gains this year offset inflation at the manufacturing level, and the Company seeks to achieve the same goal in 1995. Actions undertaken include plant optimization, implementing lowest cost processes, improving integration and technology transfer between research and manufacturing, and re-engineering of core processes. The Company is also taking actions to re-engineer administrative processes and flatten the organization. Through continuous improvements in productivity, the Company will become not only more efficient, but also more effective.

     In 1989, Merck and E. I. du Pont de Nemours and Company (DuPont) agreed to form a long-term research and marketing collaboration to further develop a new class of therapeutic agents for high blood pressure and heart disease, discovered and developed by DuPont, called angiotensin II receptor antagonists. Cozaar, the first of these agents, has been cleared for marketing in several European countries and is awaiting U.S. approval. In return, Merck provided DuPont marketing rights in the United States and Canada to the Merck prescription medicines, Sinemet and SinemetCR.

     To further enhance the Company's access to research products, Merck and DuPont created an independent, research-driven, worldwide pharmaceutical joint venture, equally owned by each party, which began operations on January 1, 1991. DuPont contributed its entire pharmaceutical and radiopharmaceutical imaging agents businesses and is providing administrative services. Merck is providing research and development expertise, development funds, certain European marketing rights to several of its prescription medicines, international industry expertise and cash. The joint venture's R&D effort is not expected to produce significant commercial results in the near term. In January 1995, the joint venture began co-promotion of Merck's prescription medicines, Prinivil and Prinzide, in the United States.

     In December 1994, the Company agreed to arrangements that, among other things, eliminated the Company's right to offset the consequences of disproportionate allocations of the DuPont Merck joint venture income and expense against the Company's right to receive a disproportionate share of income arising from its 1989 long-term research and marketing agreement with DuPont. Accordingly, the Company recorded a $499.6 million provision for an obligation to the joint venture. This obligation is a function of the favorable performance of assets contributed by DuPont to the joint venture through December 31, 1994 and certain Merck contractual commitments. It is anticipated that this obligation will be discharged over a period of six years beginning in 1995. The elimination of the offset resulting from the December 1994 agreement will have no material effect on the Company's liquidity or future cash flows. The anticipated favorable results from the 1989 agreement will be reported when realized.

     In 1989, Merck and Johnson & Johnson formed a joint venture that will develop and market a broad range of non-prescription medicines for U.S. consumers. In January 1990, the joint venture acquired the U.S. self-medication business of ICI Americas, Inc. (ICI), with ICI obtaining the U.S. rights to Elavil, one of the Company's products. In January 1993, Merck and Johnson & Johnson extended their U.S. joint venture agreement to market and sell over-the-counter (OTC) pharmaceutical products in Europe. Also in January 1993, Merck contributed its existing OTC medications business in Spain to a new joint venture company. In September 1993, the European joint venture established a new company in the United Kingdom to market Merck and Johnson & Johnson OTC medications. In January 1994, Merck and Johnson & Johnson acquired Laboratoires
J. P. Martin, a leading self-medication business in France.

     In 1991, Merck formed a separate vaccine division to enhance its existing vaccine business and also to expand its presence through acquisitions, licensing agreements and outside research collaborations. In 1992, Merck and Connaught Laboratories, Inc., an affiliate of Pasteur Merieux Serums & Vaccins (Pasteur), finalized an agreement to collaborate on the development and marketing of combination pediatric vaccines and to promote selected vaccine products in the United States. In November 1994, Merck and Pasteur formed a joint venture to market vaccines and to collaborate in the development of combination vaccines for distribution in Europe. This joint venture is not expected to have a significant impact on comparability of net income in the near term.

     In 1982, the Company entered into an agreement with Astra AB (Astra) to develop and market Astra products in the United States. Under the first phase of the agreement, Merck marketed three Astra products, Prilosec, Plendil and Tonocard, in exchange for a royalty. In July 1993, the Company's total sales of Astra products reached the level that triggered the first step in the establishment of a separate entity, for operations related to Astra products. On November 1, 1994, Astra paid Merck $820.0 million for an interest in a joint venture that will be carried on in a company called Astra Merck Inc., in which Merck and Astra each own a 50% share. This joint venture will develop and market in the United States most new prescription medicines from Astra's research. (See
Note 3 to the financial statements for further information.) The transaction is not expected to have a material impact on comparability of net income. As of November 1, 1994, Astra Merck product sales are no longer reported in consolidated sales. These sales were $733.2 million prior to November 1.

     In August 1994, the Company announced its intention to sell its remaining specialty chemical units, Kelco and Calgon Vestal Laboratories. The decision reflects the Company's intention to focus its resources more fully on its core human and animal health business. In January 1995, the Company sold its Calgon Vestal Laboratories business to Bristol-Myers Squibb, for $261.5 million. In February 1995, the Company sold its Kelco business to Monsanto Company for $1.075 billion. These businesses were not significant to the Company's financial position, liquidity or results of operations.

Foreign Operations

The Company's operations outside the United States are conducted primarily through subsidiaries. Sales by subsidiaries outside the United States were 32% of sales in 1994, and 44% and 46% in 1993 and 1992, respectively. The decline in the percentage of sales outside the United States in 1994 is due primarily to higher domestic sales resulting from the Medco acquisition.

                               CONSOLIDATED SALES
                                ($ in millions)

                                         Domestic          Total
           Year                           Sales            Sales
           ----                          --------         -------
           1985 .......................   1,959            3,547
           1986 .......................   2,105            4,129
           1987 .......................   2,500            5,061
           1988 .......................   2,996            5,940
           1989 .......................   3,487            6,550
           1990 .......................   4,039            7,671
           1991 .......................   4,617            8,603
           1992 .......................   5,180            9,663
           1993 .......................   5,914           10,498
           1994 .......................  10,150           14,970

Consolidated amounts after 1992 include the impact of Medco from the date of acquisition on November 18, 1993. 1994 consolidated amounts include the impact of the formation of a jointly controlled venture with Astra on November 1, 1994.

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

     The ongoing integration of the European market is impacting businesses operating within the European Union (EU), particularly companies such as Merck that maintain research facilities, manufacturing plants and marketing and sales organizations in several countries. Merck is in the process of rationalizing its EU operations.

     Over the years, the Company has divested and restructured to reduce its operational exposure in countries where economic conditions or government policies make it difficult to earn fair returns. At the same time, Merck is actively pursuing opportunities in Latin America, Eastern Europe, Asia Pacific and other countries where changes in government, fiscal and regulatory policies are making it possible for Merck to earn fair, economic returns. While none of these actions individually has significantly affected operations, the overall impact has been favorable.

Operating Results

Total sales for 1994 increased 43% from 1993. The effect of a weakening U.S. dollar against foreign currencies increased 1994 sales growth by one percentage point, while price changes had essentially no impact. Sales in 1994 reflect a full year's impact of the Medco acquisition and the impact of the formation of a jointly controlled venture with Astra on November 1, 1994. Excluding Medco sales of non-Merck products and including Medco sales of Merck products for the full year 1993 to achieve comparability, and adjusting for the effects of the joint venture formation and the sale of the Calgon Water

Management business in June 1993, 1994 sales grew 9%, with unit volume up 8%. Total sales for 1993 increased 9%. Sales growth in 1993 was affected by the divestiture of the Calgon Water Management business in June 1993 and the acquisition of Medco in November 1993. Excluding these effects, total sales grew 7% in 1993, with unit volume contributing nine percentage points. Exchange reduced 1993 sales growth by two points while price changes had essentially no impact. The effects of changes in the value of foreign currencies are measured net of price increases in hyperinflationary countries, principally in Latin America.

                           COMPONENTS OF SALES GROWTH


                  TOTAL SALES    SALES VOLUME     NET PRICING       FOREIGN
                    GROWTH          GROWTH          ACTIONS      EXCHANGE RATES
                  ----------     ------------     -----------    --------------
1990 ...........     17.1%           12.2%            2.3%            2.6%
1991 ...........     12.1             9.8             2.2             0.1
1992 ...........     12.3            10.3             1.2             0.8
1993 ...........      6.8             8.6             0.1            -1.9
1994 ...........      8.6             8.4            -0.6             0.8

This chart illustrates the effects of price, volume and exchange on the Company's sales. 1994 growth has been adjusted to exclude Medco sales of non-Merck products and include Medco sales of Merck products for the full year 1993 to achieve comparability, and has been adjusted for the effect of the Astra Merck joint venture formation. 1993 growth has been adjusted to exclude the effects of the divestiture of the Calgon Water Management business and the acquisition of Medco. The Company has grown predominantly through sales volume over the last five years. Price had a slight negative effect on sales growth in 1994, reflecting a continual decline from 2.3% in 1990, while the effect of exchange has varied over the same period.

     In 1994, sales of human and animal health products and services grew 46%. Favorable foreign currency exchange increased sales growth by one percentage point. Price changes had essentially no impact. Excluding Medco sales of non-Merck products and including Medco sales of Merck products for the full year 1993 to achieve comparability, and adjusting for the effect of the Astra Merck joint venture formation, sales grew 9% in total and on a volume basis in 1994. Domestic sales growth was 78%, or 11% excluding the aforementioned effects. Foreign sales grew 6%, including a two percentage point increase from the effect of exchange. The unit volume gain from the sale of Merck's human and animal health products was paced by Vasotec, Vaseretic, Prinivil, Zocor, Pepcid, Prilosec, Proscar and ivermectin.

     Vasotec, Merck's angiotensin converting enzyme (ACE) inhibitor for reducing high blood pressure and treating heart failure, again established a new Merck product sales record. During 1994, it retained its position as the leading branded product in the worldwide cardiovascular market. Vasotec is also indicated to decrease the rate of development of overt heart failure and to reduce hospitalizations for heart failure in people with left ventricular dysfunction--a weakening of the heart's main pumping chamber (as measured by an ejection fraction of 35% or less)--but with no heart failure symptoms. New guidelines, developed under the auspices of the U.S. Department of Health and Human Services, for the treatment of heart failure--which are based on the results of the latest clinical trials and outcomes research--call for wider use of ACE inhibitors. Vaseretic, a combination of Vasotec and hydrochlorothiazide, also prescribed for the treatment of high blood pressure, continued strong growth. Prinivil, which also treats high blood pressure and acts as an adjunctive therapy for treatment of heart failure, recorded strong growth in 1994 as well.

     Merck's cholesterol-lowering agents continued their outstanding performance, holding about 40% of the worldwide cholesterol-lowering market. Zocor, Merck's second cholesterol-lowering agent, continued its strong performance in 1994. In mid-November, the results of a landmark placebo-controlled study of Zocor were reported at the annual meeting of the American Heart Association. The findings showed that use of Zocor to treat patients with coronary artery disease and elevated cholesterol reduced their overall risk of death by 30% and their risk of coronary death by 42%. The study
- --the Scandinavian Simvastatin Survival Study--is the first and only clinical study to conclusively demonstrate that long-term therapy with a cholesterol-lowering medicine--Zocor--substantially improves survival rates. Also, Zocor substantially reduced the risk of subsequent major coronary events by 34% and frequency of invasive procedures used to reopen clogged arteries by 37%. Efforts are underway to incorporate the important findings of this landmark study in the Company's product labeling. Unit sales of Mevacor were down in 1994 due to strong competition. Mevacor is the most widely prescribed cholesterol-lowering agent in the treatment of patients with primary elevated cholesterol in the United States. In early 1995, Merck received clearance from the U.S. Food and Drug Administration to market Mevacor as the first and now the only lipid-lowering drug to slow the progression of atherosclerosis (clogging of the arteries) in patients with coronary artery disease and elevated cholesterol. The indication is based on results of three clinical studies showing the drug's positive effects in slowing the build-up of artery clogging plaque in the arteries. Out of the 13 million people in the United States who could benefit from treatment with cholesterol-lowering agents, only 6.8 million are being treated. Merck continues strategic initiatives to increase appropriate usage.

     Pepcid, an H2-receptor antagonist for treatment of duodenal ulcers and short-term treatment of gastric ulcers and gastroesophageal reflux disease
(GERD), continues to grow rapidly in the United States and maintains its position against strong competition outside the United States. Prilosec, a proton pump inhibitor which is indicated for poorly responsive symptomatic

GERD and as a first-line therapy for short-term treatment of active duodenal ulcers and severe erosive esophagitis, continued its strong growth. Effective November 1, Prilosec is marketed by Astra Merck Inc., the joint venture company.

     Proscar recorded significant volume growth in 1994. It is the only drug indicated to treat the symptoms of benign prostate enlargement that also shrinks the prostate. Proscar, developed to treat a common condition that affects the majority of men over the age of 50, has been introduced in over 50 countries, representing nearly every major market including the United States. Results from an ongoing study show that a 5mg daily dose of Proscar for 48 months reduced median prostate volume from baseline by more than 25%, maintained increasing urine flow rate and decreased overall symptoms of benign prostate enlargement, suggesting an arrest in the disease process. The Company is continuing an extensive medical and consumer education program worldwide to heighten awareness of the disease, improve understanding of its natural history and communicate the effects of treatment with Proscar, including new direct-to-consumer ads in the United States. In 1993, the National Cancer Institute began a 10-year study, involving 18,000 healthy men, to examine the possible role of Proscar in preventing prostate cancer.

     Sales of other human health products and services contributed significantly to 1994 sales growth. Other human health principally includes sales of non-Merck products by Merck-Medco. This division currently manages pharmaceutical benefits for more than 40 million plan participants, up from 33 million at the time of the merger announcement in July 1993, due to increased penetration across all major market segments. Merck-Medco continues to expand the number of patients participating in disease management programs. Other human health also includes sales of non-Merck products by West Point Pharma, Merck's generic pharmaceutical division. In December 1994, Merck reached an agreement with the DuPont Merck joint venture to combine resources from the two companies' generic drug businesses. Under the agreement, Endo Laboratories, L.L.C., a subsidiary of the joint venture, will become the sole distributor of most generic products that were previously marketed by Merck's West Point Pharma Division.

     Sales of ivermectin, a broad-spectrum antiparasitic, continued strong volume growth in 1994 despite increased competition and the continued economic recession in Europe. A group of longer-established products, including Primaxin, Dolobid, Aldomet, Indocin, Mefoxin, Clinoril, Moduretic and Noroxin, while still producing strong revenues, continued to decline in unit volume due to generic and therapeutic competition.

     The decline in specialty chemical sales in 1994 and 1993 principally reflects the sale of the Calgon Water Management business in June 1993.

     In 1993, sales of human and animal health products and services grew 10%. Excluding the effects of the Medco acquisition, sales of human and animal health products grew 7%, with unit volume up 9%. Unfavorable foreign currency exchange reduced sales growth by two percentage points. Price changes had essentially no impact. Domestic sales growth was 17%, or 11% excluding the effect of the acquisition. Foreign sales grew 3%, including a four percentage point reduction from the effect of exchange. Products contributing to the overall unit volume gain were Vasotec, Vaseretic, Zocor, Pepcid, Prilosec, Proscar, ivermectin and vaccine sales, led by M-M-R II and Recombivax HB.

Costs, Expenses and Other
- -------------------------
($ in millions)                             1994     Change      1993     Change      1992
- ---------------                             ----     ------      ----     ------      ----
Materials and
  production ....................       $ 5,962.7     +139%   $ 2,497.6    +19%    $2,096.1
Marketing and
  administrative ................         3,177.5       +9%     2,913.9     -2%     2,963.3
Research and
  development ...................         1,230.6       +5%     1,172.8     +6%     1,111.6
Gain on joint
  venture formation .............          (492.0)       *          --       *          --
Provision for joint
  venture obligation ............           499.6        *          --       *          --
Restructuring
  charge ........................             --         *        775.0      *          --
Other (income)
  expense, net ..................           176.2     +387%        36.2      *        (72.1)
                                        ---------     ----     --------    ---     --------
                                        $10,554.6      +43%    $7,395.5    +21%    $6,098.9
                                        =========     ====     ========    ===     ========

- ------------------
*  Not applicable

     In 1994, materials and production costs increased 139%, primarily due to the inclusion of a full year's impact of the Medco acquisition. Excluding Medco's cost of non-Merck products and including the cost of Medco sales of Merck products for the full year 1993 to achieve comparability, and adjusting for the effect of the 1994 Astra Merck joint venture formation, materials and production costs increased 10%, compared to a 9% sales growth rate on the same basis. Excluding the aforementioned effects, exchange and inflation, these costs increased 7%, compared to an 8% unit sales volume gain in 1994, reflecting cost controls and productivity improvements from the Company's continuing efforts to streamline and restructure operations. In 1993, materials and production costs, excluding the effect of the Medco acquisition, exchange and inflation, were essentially level with 1992, compared to a 7% unit sales volume gain.

     Marketing and administrative expenses increased 9% in 1994. Excluding the effects of exchange and inflation, these expenses increased 5%, primarily due to the inclusion of a full year's impact of the Medco acquisition. Marketing and administrative expenses were down 6% in 1993, excluding the effects of exchange and inflation. Marketing and administrative expenses as a percentage of sales were 21% in 1994, 28% in 1993 and 31% in 1992. The improvement in these ratios reflects the lower marketing and administrative costs of Merck-Medco, continuing cost controls and the beneficial effects from the restructuring programs.

     Research and development expenses increased 5% in 1994. Excluding the effects of exchange and inflation, these expenses were essentially level with 1993. The Company maintains its commitment to research over a broad range of therapeutic areas and clinical development in support of newer products. Not included in consolidated research and development expenses are costs incurred by the Company's joint ventures, which totaled $319.4 million in 1994. In 1993, research and development expenses increased 6%. Excluding the effects of exchange and inflation, 1993 expenses increased 2%.

     Research and development in the pharmaceutical industry is inherently a long-term process. The data below shows an unbroken trend of year-to-year increases in research and development spending. For the period 1980 to 1994, the compounded annual growth rate in research and development was 13%.

                                R&D EXPENDITURES
                                ($ in millions)

                    NOTE: 16 years of data should be charted

                      Year            Total Amount  % of Sales
                      ----            ------------  ----------
                      1980 ...........     234          9
                      1981 ...........     274          9
                      1982 ...........     320         10
                      1983 ...........     356         11
                      1984 ...........     393         11
                      1985 ...........     426         12
                      1986 ...........     480         12
                      1987 ...........     566         11
                      1988 ...........     669         11
                      1989 ...........     751         11
                      1990 ...........     854         11
                      1991 ...........     988         11
                      1992 ...........   1,112         12
                      1993 ...........   1,173         11
                      1994 ...........   1,231          8
                      1995 (Est.) ....   1,300

This chart excludes research and development costs incurred by the Company's joint ventures, which were $319.4 million in 1994.

     In 1994, the Company recorded a gain of $492.0 million on the sale to Astra of an interest in a joint venture and a provision of $499.6 million in recognition of an obligation to the DuPont Merck joint venture. (See Note 3 to the financial statements for further information.)

     In the second quarter of 1993, the Company recorded a pretax restructuring charge of $775.0 million, or $.45 per share (after tax). The restructuring charge is the sum of two distinct programs--one near term and the other longer term. The near-term initiative reduced the work force by approximately 2,100 positions, a substantial number of which were permanently eliminated. Work-force reductions were achieved through an early retirement program in the United States and appropriate programs elsewhere at a cost of $450.0 million. This program proceeded as planned and was completed in 1994. The longer-term initiative involves the consolidation and rationalization of manufacturing facilities and distribution centers, further reducing the work force, primarily outside the United States, at a cost of an additional $325.0 million. Future cash outlays resulting from these initiatives are not expected to have a material impact on the Company's liquidity. These initiatives have reduced annual employment costs by approximately $165.0 million annually and will result in substantial additional facility-related savings.

     In 1994, other expense, net, increased primarily due to a full year's effect of amortization of goodwill and other intangibles and interest expense resulting from the Medco acquisition as well as higher income applicable to minority interests. This effect was partially offset by higher income generated from the Company's proportionate share of results from its joint ventures and lower exchange losses resulting from translation of the Company's balance sheet. In 1993, other income, net, decreased primarily due to lower income generated from the Company's proportionate share of results from its joint ventures, increased amortization of goodwill and other intangibles as well as interest expense resulting from the Medco acquisition, increased exchange losses resulting from translation of the Company's balance sheet and higher income applicable to minority interests. (See Note 12 to the financial statements for further information.)

Earnings
- ---------------------
($ in millions except
per share amounts)                       1994     Change(1)      1993(2)    Change(2)   1992(3)
- ---------------------                    ----     ---------      -------    ---------   -------
Net income .........................  $2,997.0      +38%        $2,166.2      -11%     $2,446.6
  As a % of sales ..................     20.0%                     20.6%                  25.3%
  As a % of average total assets ...     14.3%                     14.0%                  24.1%
Earnings per common share ..........    $2.38       +27%          $1.87       -12%       $2.12

- ----------------
(1) Excluding the 1993 restructuring charge, net income and earnings per share growth rates would have been 12% and 3%, respectively.

(2) Excluding the effects of the Medco acquisition and the restructuring charge, net income growth would have been 11%, net income as a percentage of average total assets would have been 22.8% and earnings per share growth would have been 13%.

(3) Excludes the cumulative effect of the accounting changes described below.

     Net income was up 38% in 1994. Excluding the 1993 restructuring charge, net income increased 12%. In 1993, net income was down 11%, excluding the cumulative effect of 1992 accounting changes. Net income in 1993 includes the effects of the Medco acquisition and the restructuring charge. Excluding these effects and the cumulative effect of 1992 accounting changes, net income increased 11%. Net income as a percentage of sales decreased in 1994 to 20.0%, compared to 20.6% in 1993 and 25.3% in 1992. The decline in 1994 is principally due to the inclusion of a full year's impact of the Medco acquisition and reflects Medco's historically lower margin business. The impact of the Medco acquisition on this ratio was somewhat offset by unit sales volume growth, cost controls and productivity improvements from the Company's continuing efforts to streamline and reduce its cost structure, including the beneficial effects from the restructuring programs. The decrease in the ratio in 1993 is primarily due to the effect of the 1993 restructuring charge and the Medco acquisition. Foreign currency exchange had a favorable impact in 1994 versus an unfavorable impact in 1993. The Company's effective income tax rate in 1994 was 32.1%, compared with

30.5% in 1993, excluding the effects of the restructuring charge and Medco acquisition. The higher effective rate in 1994 reflects the nondeductible goodwill related to Medco and the relatively higher effective rate on Medco income. The Company's tax rate in 1994 was also adversely affected by the Omnibus Budget Reconciliation Act of 1993. The Company also expects future tax rates to be adversely affected by this act, which increased the Federal corporate income tax rate to 35% and curtailed tax benefits from Puerto Rico operations. Management expects these adverse effects to be partially offset by other tax planning initiatives. Net income as a percentage of average total assets increased in 1994 to 14.3%, compared with a ratio of 14.0% in 1993; the 1992 ratio was 24.1%. The decrease in 1993 was principally due to the restructuring charge and goodwill recognized in connection with the Medco acquisition. Excluding the 1993 restructuring charge, earnings per share grew 3% in 1994 compared to 13% in 1993, excluding the effects of the Medco acquisition and the restructuring charge as well as the cumulative effect of 1992 accounting changes. The dilution in 1994 earnings per share growth, as compared to net income growth, is principally due to the additional shares issued in November 1993 to complete the Medco acquisition.

                             DISTRIBUTION OF INCOME
                                 ($ in millions)

                                                            Taxes
                                                              +
                                          Addition To     Addition To
                              Addition      Retained       Retained
                                 To         Earnings       Earnings
                              Retained         +              +
             Year             Earnings     Dividends       Dividends
             ----            -----------  ------------   ------------
             1985 ..........     305           540            857
             1986 ..........     397           676          1,073
             1987 ..........     541           906          1,405
             1988 ..........     660         1,207          1,871
             1989 ..........     814         1,495          2,283
             1990 ..........     993         1,781          2,699
             1991 ..........   1,201         2,122          3,167
             1992 ..........   1,340         2,447          3,564
             1993 ..........     927         2,166          3,103
             1994 ..........   1,534         2,997          4,415

1994 consolidated amounts include a full year's impact of the Medco acquisition and the impact of the formation of a jointly controlled venture with Astra on November 1, 1994. 1993 consolidated amounts include the impact of the acquisition of Medco on November 18, 1993 and a restructuring charge. 1992 excludes the cumulative effect of accounting changes.

     Pricing pressures have made it increasingly difficult for the Company to recover the effect of inflation on costs and expenses. To the extent possible, the Company's objective is to try to offset the impact of inflation through productivity and technological improvements, business restructurings, cost containment programs and price increases. The Company believes that sound monetary and fiscal policies, worldwide, would be a major step in avoiding inflation and currency fluctuations that have existed over the last decade.

     During 1992, the Company adopted three new accounting standards: Statement No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, Statement No. 109, Accounting for Income Taxes, and Statement No. 112, Employers' Accounting for Postemployment Benefits. The cumulative effect of adopting these standards is included in 1992 Net income. The ongoing effects of these standards are included in the results of operations for all years presented. (See Notes 11 and 13 to the financial statements for further information.)

     The Company believes that it is in compliance in all material respects with applicable environmental laws and regulations. The Company has maintained a leadership role in supporting environmental initiatives and fostering pollution prevention by actions including the elimination of, or the application of best available technology to, air emissions of known or suspect carcinogens at its facilities worldwide and a project currently underway to reduce all environmental releases of toxic chemicals by 90% by year-end 1995. In 1994, the Company incurred capital expenditures of approximately $76.2 million for environmental protection facilities. Capital expenditures for this purpose are forecasted to exceed $300.0 million for the years 1995 through 1999. In addition, the Company's operating and maintenance expenditures for pollution control were approximately $64.8 million in 1994. Expenditures for this purpose for the years 1995 through 1999 are forecasted to exceed $380.0 million. The Company is a party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, as well as under other Federal and state statutes. While it is not feasible to predict or determine the outcome of these proceedings, management does not believe that they should ultimately result in a materially adverse effect on the Company's financial position, results of operations, liquidity or capital resources. The Company is also remediating environmental contamination resulting from past industrial activity at certain of its sites. Expenditures for environmental purposes were $24.1 million in 1994, and are estimated at $160.0 million for the years 1995 through 1999. The Company has taken an active role in identifying and providing for these costs; and, therefore, management does not believe that these expenditures should ultimately result in a materially adverse effect on the Company's financial position, results of operations, liquidity or capital resources.

Capital Expenditures

Capital expenditures were $1.0 billion in both 1994 and 1993. Expenditures in the United States were $772.1 million in 1994 and $759.7 million in 1993. Expenditures during 1994 included $326.7 million for production facilities, $130.9 million for research and development facilities, $94.5 million for safety and environmental projects and $457.2 million for administrative and general site projects. Not included above are capital expenditures incurred by the Company's joint ventures, which totalled $77.4 million in 1994, including $19.1 million for research and development facilities.

     Capital authorizations in 1994 were $682.6 million, a decrease of 4% from 1993's level of $710.8 million. Capital expenditures approved but not yet spent at December 31, 1994, were $448.9 million. These commitments include investments in production facilities ($161.1 million), research and development facilities ($61.6 million), safety and environmental projects ($61.1 million) and administrative and general site projects ($165.1 million).

     Depreciation was $475.6 million in 1994 and $348.4 million in 1993, of which $345.7 million and $237.7 million, respectively, applied to locations in the United States.

                              CAPITAL EXPENDITURES
                                ($ in millions)

                                                    Capital
                      Year                       Expenditures
                      ----                       ------------
                      1985 .....................      238
                      1986 .....................      211
                      1987 .....................      254
                      1988 .....................      373
                      1989 .....................      433
                      1990 .....................      671
                      1991 .....................    1,042
                      1992 .....................    1,067
                      1993 .....................    1,013
                      1994 .....................    1,009

This chart excludes capital expenditures incurred by the Company's joint ventures, which were $77.4 million in 1994.

Analysis of Liquidity and Capital Resources

Cash provided by operations continues to be the Company's primary source of funds to finance operating needs and capital expenditures. In 1994, net cash flows from operating activities were $4.1 billion, reflecting the continued growth of the Company's after-tax earnings. This cash was used to fund capital expenditures of $1.0 billion, to pay Company dividends of $1.4 billion and to partially fund the purchase of treasury shares. At December 31, 1994, the total of worldwide cash and investments was $3.7 billion, including $2.3 billion in cash, cash equivalents and short-term investments and $1.4 billion of long-term investments. The above totals include $1.2 billion in cash and investments held by Banyu Pharmaceutical Co., Ltd., in which the Company has a 50.87% ownership interest.

Selected Data
- ---------------
($ in millions)                            1994         1993        1992
- ---------------                            ----         ----        ----
Working capital ......................   $1,473.1     $(161.1)     $782.4
Total debt to total
  liabilities and equity .............       5.9%       14.3%       11.9%
Cash provided by operations
  to total debt ......................      3.2:1       1.1:1       1.9:1

     In 1994, improvements in working capital and the ratios of total debt to total liabilities and equity and cash provided by operations to total debt reflect both normal growth of the Company and the reduction in commercial paper borrowings used to finance the Medco acquisition. The repayment of commercial paper borrowings was funded by operating cash flows and proceeds received from Astra on the sale of an interest in a joint venture.

     The 1993 ratios were impacted by the acquisition of Medco in November 1993 for approximately $6.6 billion. The Company issued $4.2 billion of equity securities and paid $2.4 billion in cash, of which $1.8 billion was financed with commercial paper and $250.0 million was financed with long-term debt.

     Working capital levels are more than adequate to meet the operating requirements of the Company. From 1992 to 1994, the Company purchased $1.9 billion of treasury shares under two $1 billion programs authorized by the Board of Directors in 1991 and 1993. The 1991 program was completed in 1992 and the 1993 program was completed in 1994. In November 1994, the Board of Directors approved purchases of up to an additional $2 billion of Merck shares. Through December 31, 1994, $75.5 million of shares had been purchased under the 1994 program. Since 1984, the Company has purchased 259.0 million shares at a total cost of $5.0 billion.

     From 1992 to 1994, short-term borrowings were affected by purchases of treasury shares resulting in periodic reductions in working capital and increases in the ratio of total debt to total liabilities and equity. The favorable ratio of cash provided by operations to total debt is an indication of the ability of the Company to cover its debt obligations.

     A significant portion of the Company's cash flows are denominated in foreign currencies. The Company relies on sustained cash flows generated from foreign sources to support its long-term commitment to U.S. dollar-based research and development. To the extent the dollar value of cash flows is diminished as a result of a strengthening dollar, the Company's ability to fund research and other dollar based strategic initiatives at a consistent level may be impaired. To protect against the reduction in value of foreign currency cash flows, the Company has instituted balance sheet and revenue hedging programs to partially hedge this risk.

     The objective of the balance sheet hedging program is to protect the U.S. dollar value of foreign currency denominated net monetary assets from the effects of volatility in foreign exchange that might occur prior to their conversion to U.S. dollars. To achieve this objective, the Company will hedge foreign currency risk on monetary assets and liabilities where hedging is cost beneficial. The Company seeks to fully hedge exposure denominated in developed country currencies, such as those of Japan, Europe and Canada, and will either partially hedge or not hedge at all, exposure in other currencies, particularly exposure in hyperinflationary countries where hedging instruments may not be available at any cost. The Company will minimize the effect of exchange on unhedged exposure, principally by managing operating activities and net asset positions at the local level. The Company manages its net asset exposure principally with forward exchange contracts. These contracts enable the Company to buy and sell foreign currencies in the future at fixed exchange rates. On net monetary assets hedged, forward contracts offset the consequences of changes in foreign exchange on the amount of U.S. dollar cash flows derived from the net assets. Contracts used to hedge net monetary asset exposure have average maturities at inception of less than one year. The cash flows generated from these forward contracts are reported as arising from operating activities in the Statement of Cash Flows. The balance sheet hedging program has significantly reduced the volatility of U.S. dollar cash flows derived from foreign currency denominated net monetary assets.

     The objective of the revenue hedging program is to reduce the potential for longer-term unfavorable changes in foreign exchange to decrease the U.S. dollar value of future cash flows derived from foreign currency denominated sales. To achieve this objective, the Company will partially hedge forecasted sales that are expected to occur over its planning cycle, typically no more than three years into the future. The Company will layer in hedges over time, increasing the portion of sales hedged as it gets closer to the expected date of the transaction. The portion of sales hedged is based on assessments of cost-benefit profiles that consider natural offsetting exposures, revenue and exchange rate volatilities and correlations, and the cost of hedging instruments. The Company manages its forecasted transaction exposure principally with purchased local currency put options. On the forecasted transactions hedged, these option contracts effectively reduce the potential for a strengthening U.S. dollar to decrease the future U.S. dollar cash flows derived from foreign currency denominated sales. Purchased local currency put options provide the Company with a right, but not an obligation, to sell foreign currencies in the future at a pre-determined price. If the value of the U.S. dollar weakens relative to other major currencies when the options mature, the options would expire unexercised, enabling the Company to benefit from favorable movements in exchange, except to the extent of premiums paid for the contracts. Over the last three years the program has had a minimal cumulative effect on cash flows, principally because of the prevailing weakness in the U.S. dollar compared with other major currencies. However, the program has prevented a loss in value of cash flows during interim periods of relative strength in the U.S. dollar for the portion of revenues hedged. The cash flows associated with these contracts are reported as arising from operating activities in the Statement of Cash Flows.

     The Company's strong financial position, as evidenced by its triple-A credit ratings from Moody's and Standard & Poor's on outstanding debt issues, provides a high degree of flexibility in obtaining funds on competitive terms. The ability to finance ongoing operations primarily from internally generated funds is desirable because of the high risks inherent in research and development required to develop and market innovative new products and the highly competitive nature of the pharmaceutical industry.

     In 1993, Merck filed a shelf registration with the Securities and Exchange Commission under which the Company could issue up to $1.0 billion of debt securities. Proceeds from the sale of these securities are to be used for general corporate purposes. In 1993, the Company initiated a medium-term note program under this shelf and issued $80.0 million of structured floating rate medium-term notes. The 1993 shelf registration, together with $85.0 million unused capacity from a $500.0 million 1991 shelf registration, provided $1.0 billion of shelf capacity at December 31, 1994.

Condensed Interim Financial Data
($ in millions except
per share amounts)                  4th Q            3rd Q             2nd Q            1st Q
- ---------------------               -----            -----             -----            -----
1994
- ----
Sales .........................   $3,871.5         $3,792.0          $3,792.0         $3,514.3
Gross profit ..................    2,345.0          2,340.1           2,263.3          2,058.7
Income before taxes ...........    1,085.8          1,171.7           1,145.5          1,012.3
Net income ....................      773.0            784.8             764.1            675.2
  Per share of
  common stock ................       $.61             $.62              $.61             $.54
                                      ----             ----              ----             ----
1993
- ----
Sales .........................   $3,000.8         $2,544.1          $2,573.6         $2,379.6
Gross profit ..................    2,162.1          2,005.5           1,990.1          1,842.9
Income before taxes ...........      960.3          1,006.1             223.0            913.4
Net income ....................      674.2            705.7             172.6            613.8
  Per share of
  common stock ................       $.56             $.62              $.15             $.54
                                      ====             ====              ====             ====

     In the chart above, 1994 amounts reflect a full year's impact of Medco operations, which are included in 1993's fourth quarter results only from the date of acquisition on November 18, 1993. The resulting fourth quarter 1994 increase in sales was somewhat reduced by the formation of a jointly controlled venture with Astra on November 1, 1994. Sales for the third and fourth quarters of 1993 were reduced as the result of the sale of the Calgon Water Management business. Condensed interim financial data for the second quarter of 1993 includes a pretax restructuring charge of $775.0 million.

Dividends Paid Per Share of Common Stock

                  Year     4th Q     3rd Q    2nd Q    1st Q
                  ----     -----     -----    -----    -----
1994 .........   $1.14     $.30      $.28     $.28     $.28
1993 .........    1.03      .28       .25      .25      .25

Common Stock Market Prices

1994               4th Q      3rd Q      2nd Q     1st Q
- ----               -----      -----      -----     -----
High .........    $39 1/2    $36 1/8    $32 1/4   $38
Low ..........     34         29         28 1/8    28 3/4
1993
- ----
High .........    $35 5/8    $35 3/8    $39 3/8   $44 1/8
Low ..........     29 3/4     28 5/8     33        34 1/4

     The principal market for trading of the common stock is the New York Stock Exchange under the symbol MRK.

CONSOLIDATED STATEMENT OF INCOME
Merck & Co., Inc. and Subsidiaries

Years Ended December 31
($ in millions except per share amounts)                    1994         1993       1992
- ----------------------------------------                    ----         ----       ----
Sales .................................................  $14,969.8    $10,498.2   $9,662.5
                                                         ---------    ---------   --------
Costs, Expenses and Other
Materials and production ..............................    5,962.7      2,497.6    2,096.1
Marketing and administrative ..........................    3,177.5      2,913.9    2,963.3
Research and development ..............................    1,230.6      1,172.8    1,111.6
Gain on joint venture formation .......................     (492.0)         --         --
Provision for joint venture obligation ................      499.6          --         --
Restructuring charge ..................................        --         775.0        --
Other (income) expense, net ...........................      176.2         36.2      (72.1)
                                                             -----         ----      -----
                                                          10,554.6      7,395.5    6,098.9
                                                          --------      -------    -------
Income Before Taxes and Cumulative Effect of Accounting
  Changes .............................................    4,415.2      3,102.7    3,563.6
Taxes on Income .......................................    1,418.2        936.5    1,117.0
                                                           -------        -----    -------
Income Before Cumulative Effect of Accounting Changes .    2,997.0      2,166.2    2,446.6
                                                           -------      -------    -------
Cumulative Effect of Accounting Changes:
Postretirement benefits other than pensions ...........        --           --      (370.2)
Income taxes ..........................................        --           --       (62.6)
Postemployment benefits ...............................        --           --       (29.6)
                                                         ---------    ---------   --------
Net Income ............................................  $ 2,997.0    $ 2,166.2   $1,984.2
                                                         ---------    ---------   --------
Earnings Per Share of Common Stock:
  Before Cumulative Effect of Accounting Changes.......  $    2.38    $    1.87   $   2.12
  Cumulative Effect of Accounting Changes:
  Postretirement benefits other than pensions .........        --           --        (.32)
  Income taxes ........................................        --           --        (.05)
  Postemployment benefits .............................        --           --        (.03)
                                                         ---------    ---------   --------
Net Income ............................................  $    2.38    $    1.87   $   1.72
                                                         ---------    ---------   --------

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
Merck & Co., Inc. and Subsidiaries

Years Ended December 31
($ in millions)                         1994         1993       1992
- -----------------------                 ----         ----       ----
Balance, January 1 ...............  $ 9,393.2    $ 8,466.0    $ 7,588.7
                                    ---------    ---------    ---------
Net Income .......................    2,997.0      2,166.2      1,984.2
Common Stock Dividends Declared ..   (1,463.1)    (1,239.0)    (1,106.9)
Net Unrealized Gain on Investments       14.9          --           --
                                    ---------    ---------    ---------
Balance, December 31 .............  $10,942.0    $ 9,393.2    $ 8,466.0
                                    =========    =========    =========

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEET
Merck & Co., Inc. and Subsidiaries
December 31

($ in millions)                                                       1994        1993
- ---------------                                                       ----        ----
Assets
Current Assets
Cash and cash equivalents .......................................  $ 1,604.0   $   829.4
Short-term investments ..........................................      665.7       712.9
Accounts receivable .............................................    2,351.5     2,094.3
Inventories .....................................................    1,660.9     1,641.7
Prepaid expenses and taxes ......................................      639.6       456.3
                                                                     -------     -------
Total current assets ............................................    6,921.7     5,734.6
                                                                     =======     =======
Investments .....................................................    1,416.9     1,779.9
                                                                     -------     -------
Property, Plant and Equipment, at cost
Land ............................................................      212.6       212.5
Buildings .......................................................    2,604.5     2,386.1
Machinery, equipment and office furnishings .....................    4,029.4     3,769.0
Construction in progress ........................................      826.4       805.2
                                                                       -----       -----
                                                                     7,672.9     7,172.8
Less allowance for depreciation .................................    2,376.6     2,278.2
                                                                     -------     -------
                                                                     5,296.3     4,894.6
                                                                     -------     -------
Goodwill and Other Intangibles (net of accumulated
amortization of $291.1 million in 1994 and $97.2 million in 1993)    7,212.3     6,645.5
                                                                     -------     -------
Other Assets ....................................................    1,009.4       872.9
                                                                     -------       -----
                                                                   $21,856.6   $19,927.5
                                                                   =========   =========


Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable and accrued liabilities ........................  $ 2,715.4   $ 2,378.3
Loans payable ...................................................      146.7     1,736.0
Income taxes payable ............................................    2,206.5     1,430.4
Dividends payable ...............................................      380.0       351.0
                                                                     -------     -------
Total current liabilities .......................................    5,448.6     5,895.7
                                                                     -------     -------
Long-Term Debt ..................................................    1,145.9     1,120.8
                                                                     -------     -------
Deferred Income Taxes and Noncurrent Liabilities.................    2,914.3     1,744.9
                                                                     -------     -------
Minority Interests ..............................................    1,208.8     1,144.4
                                                                     -------     -------
Stockholders' Equity
Common stock
         Authorized--2,700,000,000 shares
         Issued--1,483,167,594 shares--1994
               --1,480,611,247 shares--1993 .....................    4,667.8     4,576.5
Retained earnings ...............................................   10,942.0     9,393.2
                                                                    --------     -------
                                                                    15,609.8    13,969.7
Less treasury stock, at cost
         235,341,571 shares--1994
         226,676,597 shares--1993 ...............................    4,470.8     3,948.0
Total stockholders' equity ......................................   11,139.0    10,021.7
                                                                    --------    --------
                                                                   $21,856.6   $19,927.5
                                                                   =========   =========

The accompanying notes are an integral part of this financial statement.

CONSOLIDATED STATEMENT OF CASH FLOWS
Merck & Co., Inc. and Subsidiaries

Years Ended December 31
($ in millions)                                                                1994         1993         1992
- -----------------------                                                        ----         ----         ----
Cash Flows from Operating Activities
Net income ..............................................................  $  2,997.0    $ 2,166.2    $ 1,984.2
Adjustments to reconcile net income to net cash provided from operations:
  Gain on joint venture formation .......................................      (492.0)         --           --
  Provision for joint venture obligation ................................       499.6          --           --
  Restructuring charge ..................................................         --         775.0          --
  Cumulative effect of accounting changes:
    Postretirement benefits other than pensions .........................         --           --         370.2
    Income taxes ........................................................         --           --          62.6
    Postemployment benefits .............................................         --           --          29.6
  Depreciation and amortization .........................................       681.6        386.5        303.6
  Deferred taxes ........................................................       (96.5)      (167.0)       (16.6)
  Other .................................................................       (10.7)       (62.9)       (56.9)
  Net changes in assets and liabilities:
    Accounts receivable .................................................      (265.0)      (263.1)      (298.4)
    Inventories .........................................................       (26.2)       (46.6)      (177.5)
    Accounts payable and accrued liabilities ............................       290.6       (122.9)       100.8
    Income taxes payable ................................................       688.5        372.5        212.6
    Noncurrent liabilities ..............................................      (123.5)        67.9        108.4
    Other ...............................................................        (3.5)       (57.1)      (118.2)
                                                                           ----------    ---------     --------
Net Cash Provided by Operating Activities ...............................     4,139.9      3,048.5      2,504.4
                                                                           ----------    ---------     --------
Cash Flows from Investing Activities
Capital expenditures ....................................................    (1,009.3)    (1,012.7)    (1,066.6)
Purchase of Medco, net of cash and cash equivalents acquired ............         --      (1,869.4)         --
Purchase of securities, subsidiaries and other investments ..............   (14,814.5)    (9,521.4)    (5,255.8)
Proceeds from joint venture formation, net of cash transferred ..........       759.3          --           --
Proceeds from sale of securities, subsidiaries and other
  investments ...........................................................    15,082.3      9,863.5      4,983.1
Other ...................................................................       (50.2)       (47.7)       (12.6)
                                                                           ----------    ---------     --------
Net Cash Used by Investing Activities ...................................       (32.4)    (2,587.7)    (1,351.9)
                                                                           ----------    ---------     --------
Cash Flows from Financing Activities
Net change in short-term borrowings .....................................    (1,580.2)       910.8        480.0
Proceeds from issuance of debt ..........................................       336.6        353.8        141.3
Payments on debt ........................................................      (152.4)       (39.4)      (121.6)
Purchase of treasury stock ..............................................      (704.5)      (371.0)      (862.9)
Dividends paid to stockholders ..........................................    (1,434.1)    (1,174.4)    (1,064.3)
Proceeds from exercise of stock options .................................       138.6         83.4         52.2
Other ...................................................................        (6.2)        22.6         20.0
                                                                           ----------    ---------     --------
Net Cash Used by Financing Activities ...................................    (3,402.2)      (214.2)    (1,355.3)
                                                                           ----------    ---------     --------
Effect of Exchange Rate Changes on Cash and Cash Equivalents ............        69.3          7.7        (20.0)
                                                                           ----------    ---------     --------
Net Increase (Decrease) in Cash and Cash Equivalents ....................       774.6        254.3       (222.8)
Cash and Cash Equivalents at Beginning of Year ..........................       829.4        575.1        797.9
                                                                           ----------    ---------     --------
Cash and Cash Equivalents at End of Year ................................  $  1,604.0    $   829.4     $  575.1
                                                                           ==========    =========     ========

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENTS
Merck & Co., Inc. and Subsidiaries
($ in millions except per share amounts)

1. Summary of Accounting Policies

Principles of Consolidation--The consolidated financial statements include the accounts of the Company and all of its subsidiaries. For those consolidated subsidiaries where Company ownership is less than 100%, the outside stockholders' interest in each of the Company's accounts is shown as Minority interests in the consolidated financial statements. The Company follows the equity method for 20% or more owned affiliates as well as for investments in joint ventures.

Foreign Currency Translation--The U.S. dollar is the functional currency for the Company's foreign subsidiaries.

Cash and Cash Equivalents--Cash equivalents are comprised of certain highly liquid investments with original maturities of less than three months.

Inventories--The majority of domestic inventories are valued at the lower of last-in, first-out (LIFO) cost or market. Remaining inventories are valued at the lower of first-in, first-out (FIFO) cost or market.

Depreciation--Depreciation is provided over the estimated useful lives of the assets, principally using the straight-line method. For tax purposes, accelerated methods are used.

Earnings Per Share--Earnings per share of common stock are based on the weighted average number of shares outstanding. These weighted averages were 1,257.2 million, 1,156.5 million and 1,153.5 million in 1994, 1993 and 1992, respectively. Common stock equivalents do not have a significant dilutive effect.

Goodwill and Other Intangibles--Goodwill of $4.1 billion in 1994 and $5.2 billion in 1993 (net of accumulated amortization) represents the excess of acquisition costs over the fair value of net assets of businesses purchased and is amortized on a straight-line basis over periods up to 40 years. Other acquired intangibles principally include customer relationships of $3.1 billion in 1994 and $1.4 billion in 1993 (net of accumulated amortization) that arose in connection with the Medco acquisition. Other acquired intangibles are recorded at cost and are amortized on a straight-line basis over their estimated useful lives ranging from predominantly 28 to 40 years. The increase in other acquired intangibles and the decrease in goodwill in 1994 results from the finalization of the purchase price allocation relating to the Medco acquisition. The Company continually reviews goodwill and other intangibles to assess recoverability from future operations using undiscounted cash flows. Impairments would be recognized in operating results if a permanent diminution in value occurred.

2. Acquisition, Divestitures, and Restructuring

On November 18, 1993, the Company acquired all the outstanding shares of Medco Containment Services, Inc. (Medco) for approximately $6.6 billion. The Merck-Medco Managed Care Division principally provides services designed to reduce prescription drug benefit costs through managed prescription drug programs and also provides managed mental health-care services. The purchase price consisted of $2.4 billion in cash, 114.0 million common shares with a market value of $3.8 billion, and 36.1 million options valued at $387.1 million, net of tax. The acquisition was accounted for by the purchase method and, accordingly, Medco's results of operations have been included with the Company's since the acquisition date. The fair value of assets acquired and liabilities assumed totaled $5.0 billion and $2.4 billion, respectively. The excess of the purchase price over the fair value of net assets acquired is being amortized on a straight-line basis over 40 years.

     Summarized below are unaudited pro forma combined results of operations for the years ended December 31, 1993 and 1992 assuming the acquisition occurred at the beginning of 1992:

                                           1993        1992
                                           ----        ----
Sales ................................  $13,047.1   $11,662.6
Income before cumulative effect of
  accounting changes .................    2,170.9     2,357.9
Earnings per share of common stock
  before cumulative effect of
  accounting  changes ................       1.73        1.86

     The unaudited pro forma combined results of operations are not necessarily indicative of the results of operations that would have occurred had the two companies actually combined during the periods presented or of future results of operations of the combined companies.

     In June 1993, the Company sold its Calgon Water Management business for $307.5 million to English China Clays plc. The gain from the sale is included in Other (income) expense, net. (See Note 12 for further information.) In January 1995, the Company sold its Calgon Vestal Laboratories business for $261.5 million to Bristol-Myers Squibb. In February 1995, the Company sold its Kelco business to Monsanto Company for $1.075 billion. These businesses were not significant to the Company's financial position, liquidity or results of operations.

     The Company recorded a pretax restructuring charge of $775.0 million in 1993 in connection with an initiative to streamline and restructure worldwide operations through staff reductions and consolidation of manufacturing and distribution facilities.

3. Strategic Alliances

In 1989, the Company entered into an agreement with DuPont to form a long-term research and marketing collaboration. Effective January 1, 1991, the Company formed a 50%-owned joint venture with DuPont, creating an independent, research-driven, worldwide pharmaceutical firm. DuPont contributed its entire pharmaceutical and radiopharmaceutical imaging agents businesses and is providing administrative services. The Company is providing research and development expertise, development funds, certain European marketing rights to several of its prescription medicines, international industry expertise and cash.

     In December 1994, the Company agreed to arrangements that, among other things, eliminated the Company's right to offset the consequences of disproportionate allocations of the DuPont Merck joint venture income and expense against the Company's right to receive a disproportionate share of income arising from its 1989 long-term research and marketing agreement with DuPont. Accordingly, the Company recorded a $499.6 million provision for an obligation to the joint venture. This obligation is a function of the favorable performance of assets contributed by DuPont to the joint venture through December 31, 1994 and certain Merck contractual commitments. It is anticipated that this obligation will be discharged over a period of six years beginning in 1995. The elimination of the offset resulting from the December 1994 agreement will have no material effect on the Company's liquidity or future cash flows. The anticipated favorable results from the 1989 agreement will be reported when realized.

     In 1989, the Company formed a joint venture with Johnson & Johnson to develop and market a broad range of non-prescription medicines for U.S. consumers. In January 1990, the joint venture acquired the U.S. self-medication business of ICI Americas Inc., and ICI acquired the U.S. rights to the Company's antidepressant Elavil, along with other considerations. In January 1993, Merck and Johnson & Johnson extended their U.S. joint venture agreement to include Europe. Also in January 1993, Merck contributed its existing over-the-counter
(OTC) medications business in Spain to a new joint venture company. In September 1993, the European joint venture established a new company in the United Kingdom to market Merck and Johnson & Johnson OTC medications. In January 1994, Merck and Johnson & Johnson acquired Laboratoires J.P. Martin, a leading self-medication business in France.

     In 1991, Merck formed a separate vaccine division to enhance its existing vaccine business and also to expand its presence through acquisitions, licensing agreements and outside research collaborations. In 1992, Merck and Connaught Laboratories, Inc., an affiliate of Pasteur Merieux Serums & Vaccins (Pasteur), finalized an agreement to collaborate on the development and marketing of combination pediatric vaccines and to promote selected vaccine products in the United States. In November 1994, Merck and Pasteur formed a joint venture to market vaccines and to collaborate in the development of combination vaccines for distribution in Europe. This joint venture is not expected to have a significant impact on comparability of net income in the near term.

     In 1982, the Company entered into an agreement with Astra AB (Astra) to develop and market Astra products in the United States. Under the first phase of the agreement, Merck marketed three Astra products, Prilosec, Plendil and Tonocard, in exchange for a royalty. In July 1993, the Company's total sales of Astra products reached the level that triggered the first step in the establishment of a separate entity for operations related to Astra products. On November 1, 1994, Astra paid Merck $820.0 million for an interest in a joint venture that will be carried on in a company called Astra Merck Inc., in which Merck and Astra each own a 50 percent share. The Company recorded a $492.0 million gain from this transaction. This joint venture will develop and market in the United States most new prescription medicines from Astra's research. The transaction is not expected to have a material impact on comparability of net income. As of November 1, 1994, Astra Merck product sales are no longer reported in consolidated sales. These sales were $733.2 million for the period prior to November 1.

     Joint venture investments are included in Other assets and were $604.5 million at December 31, 1994 and $437.1 million at December 31, 1993.

4. Financial Instruments and Related Disclosures

Summarized below are the carrying values and fair values of the Company's financial instruments at December 31, 1994 and 1993. Fair values were estimated based on market prices, where available, or dealer quotes.

                                    1994                 1993
                            ------------------    ------------------
                            Carrying     Fair     Carrying     Fair
                              Value      Value      Value      Value
                            --------     -----    --------     -----
Assets
- ------
Cash and cash equivalents   $1,604.0   $1,604.0   $  829.4   $  829.4
Short-term investments ...     665.7      665.9      712.9      714.4
Long-term investments ....   1,416.9    1,405.8    1,779.9    1,908.3
Purchased currency options      97.6       42.5      132.1      136.2
Forward exchange contracts      27.2       27.2        --         --
Interest rate swaps ......       --         --         --         2.2

Liabilities
- -----------
Loans payable ............  $  146.7   $  143.4   $1,736.0   $1,735.5
Long-term debt ...........   1,145.9    1,114.0    1,120.8    1,137.7
Written currency options .        .5         .5        6.4        5.8
Forward exchange contracts
   and currency swap .....      45.2       45.2       25.4       25.4
Interest rate swaps ......       --         9.4        --         --

     The Company has established revenue and balance sheet hedging programs to protect against reductions in value and volatility of future foreign currency cash flows caused by changes in foreign exchange rates. The objectives and strategies of these programs are described in the Analysis of Liquidity and Capital Resources section of the Financial Review.

     The Company hedges forecasted revenues denominated in foreign currencies with purchased currency options. When the dollar strengthens against foreign currencies, the decline in the value of future foreign currency cash flows is partially offset by the recognition of gains in the value of purchased currency options designated as hedges of the period. Conversely, when the dollar weakens, the increase in the value of future foreign currency cash flows is reduced only by the recognition of the premium paid to acquire the options designated as hedges of the period. Market value gains and premiums on these contracts are recognized in Sales when the hedged transaction is recognized. The carrying value of purchased currency options is reported in Prepaid expenses and taxes or Other assets.

     The Company continuously reviews its portfolio of purchased options and will adjust its portfolio to accommodate changes in exposure to forecasted revenues. The most cost-effective means of decreasing coverage provided by purchased options is to write options with terms identical to purchased options that are no longer necessary. Deferred gains or losses that accumulate on purchased options prior to writing an offsetting position will remain deferred and are recognized when the hedged transaction occurs. Subsequent changes in the market value of the written options and related purchased options are recorded in earnings. Because the changes in market value of the purchased and written options equally offset, there is no net impact on earnings. The carrying value of written currency options is reported in Accounts payable and accrued liabilities or Deferred income taxes and noncurrent liabilities.

     Deferred gains and losses on currency options used to hedge forecasted revenues amounted to $3.2 million and $58.3 million at December 31, 1994 and $22.9 million and $18.2 million at December 31, 1993, respectively.

     The Company also hedges certain exposures to fluctuations in foreign currency exchange rates that occur prior to conversion of foreign currency denominated monetary assets and liabilities into U.S. dollars. Prior to conversion to U.S. dollars, these assets and liabilities are translated at spot rates in effect on the balance sheet date. The effects of changes in spot rates are reported in earnings and included in Other (income) expense, net. The Company hedges its exposure to changes in foreign exchange with forward contracts. Because monetary assets and liabilities are marked to spot and recorded in earnings, forward contracts designated as hedges of the monetary assets and liabilities are also marked to spot with the resulting gains and losses similarly recognized in earnings. Gains and losses on forward contracts are included in Other (income) expense, net and offset losses and gains on the net monetary assets and liabilities hedged. The carrying value of forward exchange contracts is reported in Accounts receivable, Other assets, Accounts payable and accrued liabilities or Deferred income taxes and noncurrent liabilities.

     At December 31, 1994 and 1993, the Company had contracts to exchange foreign currencies, principally the Japanese yen, French franc and Deutschemark, for U.S. dollars in the following notional amounts:

                                    1994       1993
                                    ----       ----
  Purchased currency options...  $1,793.8   $1,604.5
  Written currency options ....     114.6      122.0
  Forward sale contracts ......   1,463.6    1,350.7
  Forward purchase contracts...     404.5      400.5

     The Company uses interest rate swap contracts on certain borrowing and investing transactions. Interest rate swap contracts are intended to be an integral part of borrowing and investing transactions and, therefore, are not recognized at fair value. Interest differentials paid or received under these contracts are recognized as adjustments to the effective yield of the underlying financial instruments hedged. Interest rate swap contracts would only be recognized at fair value if the hedged relationship is terminated. Gains or losses accumulated prior to termination of the relationship would be amortized as a yield adjustment over the shorter of the remaining life of the contract or the remaining period to maturity of the underlying instrument hedged. If the contract remained outstanding after termination of the hedged relationship, subsequent changes in market value of the contract would be recognized in earnings. The Company does not use leveraged swaps and, in general, does not use leverage in any of its investment activities that would put principal capital at risk.

     At December 31, 1994, the Company had an interest rate swap contract with a notional amount of $82.0 million to convert a portion of its variable rate investments to fixed rates. This contract matures in two years. The Company also had three interest rate swap contracts outstanding with a combined notional amount of $370.6 million to convert fixed rates on debt issues to floating rates slightly below commercial paper rates. The maturities of these contracts coincide with the maturities of the underlying debt instruments hedged. The debt issues include $55 million in medium-term notes, $200 million in zero coupon euronotes and 200 million in Swiss franc eurobonds. Concurrent with the issuance of the Swiss franc eurobonds, the Company entered into an interest rate and currency swap. The currency swap is accounted for similar to forward exchange contracts. (See Note 6 for further information.)

     The interest rate and currency swaps on the debt issues described above essentially provide the Company with variable rate, U.S. dollar denominated debt at rates of interest lower than rates the Company could otherwise obtain had it actually issued variable rate U.S. dollar debt.

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

     Effective January 1, 1994, the Company adopted the provisions of Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, which requires certain investments to be recorded at fair value or amortized cost. In accordance with this Statement, the Company has classified its investments as available-for-sale and held-to-maturity. Available-for-sale investments are carried at fair value with unrealized gains and losses recorded, net of tax and minority interests, in Stockholders' equity. Held-to-maturity investments are carried at amortized cost. Prior to 1994, these investments were carried at the lower of cost or market. Adoption of this Statement did not materially impact the Company's financial position and had no impact on operating results. At January 1, 1994, the unrealized gain associated with available-for-sale investments of $37.5 million, net of tax and minority interests, was included in Retained earnings.

     At December 31, 1994, available-for-sale investments include debt and equity securities carried at their fair values of $926.3 million ($474.5 million of which mature within one year) and $507.4 million, respectively. Gross unrealized gains and losses amounted to $2.3 million and $22.8 million for debt securities and $201.7 million and $65.9 million for equity securities, respectively. Held-to-maturity investments are carried at amortized cost of $648.9 million ($183.5 million of which mature within one year) and have a fair value of $638.0 million.

5. Inventories

Inventories at December 31 consisted of:

                                         1994       1993
                                         ----       ----
Finished goods .....................  $  926.7   $1,024.4
Raw materials and work in process...     684.7      570.6
Supplies ...........................      65.6       65.8
                                      --------   --------
Total (approximates current cost)...   1,677.0    1,660.8
Reduction to LIFO cost .............      16.1       19.1
                                      --------   --------
                                      $1,660.9   $1,641.7
                                      ========   ========

     Inventories valued at LIFO comprised approximately 42% and 39% of inventories at December 31, 1994 and 1993, respectively.

6. Loans payable and Long-term Debt

Loans payable at December 31, 1994 included $76.2 million of unsecured parent company borrowings. The remainder of the 1994 balance was principally borrowings by foreign subsidiaries. The weighted average interest rate for these borrowings was 5.3% and 3.4% at December 31, 1994 and 1993, respectively. Loans payable decreased in 1994 primarily as a result of the repayment of commercial paper borrowings funded by operating cash flows and proceeds received from Astra on the sale of an interest in a joint venture.

Long-term debt at December 31 consisted of:
                                           1994       1993
                                           ----       ----
5.3% euronotes due 1998 ..............  $  252.4   $  253.0
7.8% notes due 1996 ..................     249.6      249.2
Zero coupon euronotes due 1997 .......     170.9        --
5.4% Swiss franc eurobonds due 1997...     153.5        --
6.0%--7.7% medium term notes
  due 1996--1997 .....................     139.8      139.7
6.7% convertible subordinated
  debentures due 2001 ................      74.8      316.4
Floating rate notes due 1995 .........       --        54.9
Other ................................     104.9      107.6
                                        --------   --------
                                        $1,145.9   $1,120.8
                                        ========   ========

     The face values of the convertible subordinated debentures due 2001 are comprised of the following components: $28.7 million issued by Medco (on which Merck has become a co-obligor); and $34.2 million issued by Medical Marketing Group, Inc. (MMG), a subsidiary of Medco (on which Merck has also become co-obligor). Prior to maturity, each $1,000 Medco debenture can be redeemed for approximately 25 Merck shares and $533 in cash, and each $1,000 MMG debenture can be redeemed for $681 in cash. $159.5 million carrying value ($118.6 million face value) of these debentures were converted in 1994.

     At December 31, 1994, the Company had an interest rate swap contract to convert the 6.1% fixed rate on the zero coupon euronotes to a variable rate slightly below commercial paper rates. In addition, the Company entered into an interest rate and currency swap concurrent with the issuance of the Swiss franc eurobonds. The contract converts the fixed rate on the eurobonds to a variable rate slightly below commercial paper rates, payable in U.S. dollars, and enables the Company to buy 200 million Swiss francs at maturity at a fixed exchange rate. Accordingly, any exchange gain or loss on these bonds will be entirely offset by the change in the carrying value of the contract.

     Other consists primarily of pollution control, industrial revenue financing and foreign borrowings at varying rates up to 9.0%.

     The aggregate maturities of long-term debt for each of the next five years are as follows: 1995, $60.7 million; 1996, $296.6 million; 1997, $431.2 million;
1998, $264.3 million; and 1999, $7.7 million.

7. Contingent Liabilities

The Company is involved in various claims and legal proceedings of a nature considered normal to its business, principally product liability and intellectual property cases. Additionally, the Company, along with numerous other defendants, is a party in several antitrust actions brought by retail pharmacies, alleging price-fixing and price discrimination, two of which have been certified as federal class actions. While it is not feasible to predict or determine the outcome of these proceedings, it is the opinion of management that their outcome will have no materially adverse effect on the financial position, liquidity or results of operations of the Company.

8. Stockholders' Equity

In 1994, common stock increased by $91.3 million, principally as a result of conversions of Medco subordinated debentures into 2.6 million shares of Merck common stock. In 1993, the increase of $4.4 billion was principally due to shares issued and employee stock options converted to Merck options in connection with the acquisition of Medco. In 1992, common stock increased $19.0 million as a result of issuances of treasury stock for exercises of stock options and distributions under incentive plans.

     A summary of treasury stock transactions (shares in thousands) follows:

                                       1994                    1993                     1992
                               ------------------       -----------------        -----------------
                               Shares        Cost       Shares       Cost        Shares       Cost
                               ------        ----       ------       ----        ------       ----
Balance,
  January 1 ...............  226,676.6    $3,948.0    221,878.1    $3,667.8    207,043.9    $2,858.2
Purchases .................   18,975.0       704.5     10,040.4       371.0     18,382.6       862.9
Issued primarily
  under stock
  option and
  incentive plans..........  (10,310.0)     (181.7)    (5,241.9)      (90.8)    (3,548.4)      (53.3)
                             ---------    --------    ---------    --------    ---------    --------
Balance,
  December 31 .............  235,341.6    $4,470.8    226,676.6    $3,948.0    221,878.1    $3,667.8
                             =========    ========    =========    ========    =========    ========

     At December 31, 1994, 1993 and 1992, 10 million shares of preferred stock, without par value, were authorized; none were issued.

9. Stock Option and Incentive Plans

The Company has stock option plans under which employees and non-employee directors may be granted options to purchase shares of Company common stock at the fair market value at the time of the grant. The Company has also adopted several of the Medco employee stock option plans. In connection with the Medco acquisition, stock options outstanding on the date of acquisition were converted into options to purchase shares of Company common stock with an equivalent value. In addition, in September 1991 and October 1993, the Company made special grants of options to substantially all employees worldwide to purchase 300 shares of stock under each grant. A total of approximately 20.6 million options were granted.

     A summary of information relative to the Company's stock option plans follows:

                                          Number    Average
                                        of Shares    Price
                                        ---------   -------
Outstanding at January 1, 1992 ....    39,369,324   $ 29.27
Granted ...........................     5,207,761     46.54
Exercised .........................    (3,402,430)    15.80
Forfeited .........................      (790,120)    41.25
                                       ----------     -----
Outstanding at December 31, 1992...    40,384,535     32.40
Equivalent options assumed ........    36,108,076     16.51
Granted ...........................    15,854,640     34.25
Exercised .........................    (4,985,266)    16.73
Forfeited .........................      (948,262)    38.89
                                       ----------     -----
Outstanding at December 31, 1993...    86,413,723     26.93
Granted ...........................    19,973,017     31.53
Exercised .........................    (9,878,486)    14.01
Forfeited .........................    (2,843,918)    34.41
                                       ----------     -----
Outstanding at December 31, 1994...    93,664,336   $ 29.05
                                       ----------   -------
Exercisable at December 31, 1994...    31,691,680   $ 23.39
                                       ==========   =======

     At December 31, 1994 and 1993, 11,607,626 shares and 8,585,102 shares, respectively, were available for future grants under the terms of these plans.

     The Company has incentive compensation plans that provide cash awards to employees and may provide deferred awards to certain executives and other key employees. For 1994, total awards under the plans were $89.6 million.

10. Retirement Plans

In addition to required governmental retirement plans, the Company and certain of its subsidiaries have retirement plans for eligible employees that provide benefits based upon age, years of service and compensation. Certain plans also consider primary social security payments in calculating benefits. The expenses for these governmental, Company and subsidiary plans were $301.3 million in 1994, $262.3 million in 1993 and $241.3 million in 1992. Expenses for Company and subsidiary plans were $140.1 million in 1994, $97.0 million in 1993 and $81.3 million in 1992.

     Net pension cost for the Company's plans includes the following components:

                                      1994       1993      1992
                                      ----       ----      ----
Service cost--benefits
  earned during the year..........  $ 109.8    $  97.4    $ 86.4
Interest cost on projected
  benefit obligation .............    134.7      135.7     123.7
Net amortization and deferral ....   (105.9)      74.4     (34.7)
Actual return on assets ..........      1.5     (210.5)    (94.1)
                                    -------    -------    ------
Net pension cost .................  $ 140.1    $  97.0    $ 81.3
                                    =======    =======    ======

     The net pension cost attributable to international plans and included above was $42.5 million in 1994, $41.8 million in 1993 and $30.0 million in 1992.

     In 1993, net losses of $254.8 million were recorded pursuant to Statement No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, due to work-force reduction programs associated with the restructuring efforts and the sale of the Calgon Water Management business. Payment of lump-sum benefits to employees retiring under certain of the work-force reduction programs resulted in a $279.4 million liquidation of plan assets.

     The Company's funding policy for Employee Retirement Income Security Act of 1974 and foreign plans is to contribute amounts to maintain assets in excess of the projected benefit obligations. Company contributions in 1994 and an increase in the discount rate, resulting from rising market interest rates, significantly improved the funded status of the plans. The funded status in 1993 had been adversely affected by work-force reduction programs associated with restructuring efforts and a lower discount rate, which had been reduced because of lower market interest rates. Company contributions over the next several years are expected to continue to improve the funded status of the worldwide plans. The plans' assets are diversified in stocks, bonds, real estate, short-term and other investments.

     The plans' funded status was as follows at December 31:

                                                    1994                 1993
                                             ------------------    -----------------
                                              Over       Under      Over      Under
                                             Funded      Funded    Funded     Funded
                                             ------      ------    ------     ------
Plan assets at market value ..............  $1,328.7    $  42.5    $757.2     $572.4
                                            --------    -------    ------    -------
Accumulated benefit obligation
  Vested .................................   1,051.6       86.6     546.9      631.2
  Nonvested ..............................     178.4       33.1      83.5      102.7
                                            --------    -------    ------    -------
                                             1,230.0      119.7     630.4      733.9
                                            --------    -------    ------    -------
Plan assets in excess of (less than)
  accumulated benefit obligation..........      98.7      (77.2)    126.8     (161.5)
Projected compensation increases .........     297.1       95.2     147.7      322.2
                                            --------    -------    ------    -------
Projected benefit obligation in
  excess of plan assets ..................    (198.4)    (172.4)    (20.9)    (483.7)
Unamortized transitional net
  (asset) obligation .....................    (117.8)       9.1     (71.1)     (65.4)
Unrecognized net loss ....................     216.6       24.9      84.1      234.8
Unrecognized prior service cost ..........      92.2       19.2      34.4       76.7
                                            --------    -------    ------    -------
Net pension (liability) asset ............  $   (7.4)   $(119.2)   $ 26.5    $(237.6)
                                            ========    =======    ======    =======

     International plan assets at market value, included in the above table, were $544.0 million in 1994, and $490.5 million in 1993. The accumulated benefit obligation of international plans, included in this table, was $484.0 million in 1994, and $425.6 million in 1993.

     The discount rate used in determining the projected benefit obligation and costs was 8.5% at December 31, 1994, 7.5% at December 31, 1993 and 9% at
December 31, 1992. The rate of future compensation increases used in determining the projected benefit obligation and costs was 5% at December 31, 1994 and 1993 and 6% at December 31, 1992. The expected long-term rate of return on plan assets was 10% at December 31, 1994, 1993 and 1992.

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

     The cumulative effect at January 1, 1992 of adopting Statement No. 106 reduced Net income by $370.2 million, net of $255.2 million of income tax benefits. The effect of this change reduced 1992 Income before cumulative effect of accounting changes by $38.9 million, net of $26.7 million of income tax benefits. The cost of postretirement benefits other than pensions was $42.1 million in 1994, $79.9 million in 1993 and $90.4 million in 1992. The cost of health-care and life insurance benefits for active employees was $130.4 million in 1994, $122.5 million in 1993 and $116.3 million in 1992.

     Net postretirement benefit cost includes the following components:

                                                1994      1993      1992
                                                ----      ----      ----
Service cost--benefits
  earned during the year ....................  $ 31.7    $ 31.0    $ 31.2
Interest cost on accumulated
  postretirement benefit obligation..........    58.4      69.2      62.9
Net amortization and deferral ...............   (52.4)      2.1      (1.9)
Actual return on assets .....................     4.4     (22.4)     (1.8)
                                               ------    ------    ------
Net postretirement benefit cost .............  $ 42.1    $ 79.9    $ 90.4
                                               ======    ======    ======

     In addition to net postretirement benefit cost, net losses of $71.7 million were recorded in 1993 pursuant to Statement No. 106 due to work-force reduction programs associated with restructuring efforts and the sale of the Calgon Water
Management business.

                                       46


     The Company funds a retiree health-care qualified trust that will be used to partially pre-fund health-care benefits for retirees. The plans' assets are diversified in stocks, bonds and short-term and other investments.

     The plans' funded status at December 31 was as follows:

                                                 1994       1993
                                                 ----       ----
Plan assets at market value .................  $ 363.6    $ 310.2
                                               -------    -------
Accumulated postretirement benefit obligation
  Retirees ..................................    363.3      466.7
  Other fully eligible participants .........     90.4      116.6
  Other active participants .................    295.0      396.3
                                               -------    -------
                                                 748.7      979.6
                                               -------    -------
Accumulated postretirement benefit obligation
  in excess of plan assets ..................   (385.1)    (669.4)
Unrecognized net loss .......................     41.9      101.6
Unrecognized plan changes ...................   (163.0)     (28.0)
                                               -------    -------
Net postretirement benefit liability ........  $(506.2)   $(595.8)
                                               =======    =======

     In 1994, the Company changed certain cost sharing provisions and its method of providing certain benefits. As a result, the accumulated postretirement benefit obligation was reduced by $158.6 million. The offsetting increase in unrecognized plan changes is being amortized as a reduction in postretirement benefit cost.

     The discount rate used in determining the accumulated postretirement benefit obligation was 8.5% at December 31, 1994, 7.5% at December 31, 1993 and
9% at December 31, 1992. The expected long-term rate of return on plan assets was 10% in 1994, 1993 and 1992. The health-care cost trend rate was 10.8% at December 31, 1994. The rate will gradually decline to 5.4% over a 16-year period. The effect of increasing the health-care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 1994 by $91.8 million and the total service and interest cost components of the 1994 net postretirement benefit cost by $13.3 million.

     In the fourth quarter of 1992, the Company adopted the provisions of Statement No. 112, Employers' Accounting for Postemployment Benefits, which requires accrual of postemployment benefits. The cumulative effect at January 1, 1992 of adopting Statement No. 112 reduced Net income by $29.6 million, net of $20.4 million of income tax benefits. The effect of this change on 1992 Income before cumulative effect of accounting changes was not material.

12. Other (Income) Expense, Net

                                     1994       1993      1992
                                   -------    -------   -------
Interest income .................  $(153.9)   $(138.9)  $(138.3)
Interest expense ................    124.4       84.7      72.7
Exchange losses .................     26.2       68.2      46.2
Minority interests ..............     93.4       50.3      32.2
Amortization of goodwill
  and other intangibles..........    193.9       28.2       8.2
Other income, net ...............   (107.8)     (56.3)    (93.1)
                                   -------     ------    ------
                                   $ 176.2     $ 36.2    $(72.1)
                                   =======     ======    ======

     The most significant component of exchange losses is from Brazilian operations. Such losses have been largely offset by local pricing actions.

     Minority interests include third parties' share of exchange gains and losses arising from translation of the financial statements into U.S. dollars.

     1994 amortization of goodwill and other intangibles reflects a full year's impact of the Medco acquisition.

     In 1993, other income, net, includes a gain of $148.8 million from the Company's sale of its Calgon Water Management business. This gain was largely offset by a $78.8 million provision for environmental costs and a $60.0 million provision for the funding of The Merck Company Foundation. Other income, net, also includes the Company's proportionate share of results from its joint venture investments. To date, joint venture results have not been material.

     Interest paid was $144.0 million in 1994, $89.1 million in 1993 and $60.8 million in 1992.

13. Taxes on Income

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

     A reconciliation between the Company's effective tax rate and the U.S.
statutory rate follows:

                                                       Tax Rate
                                 1994         --------------------------
                                Amount        1994       1993       1992
                                ------        ----       ----       ----
U.S. statutory rate applied
  to pretax income ..........  $1,545.3       35.0%      35.0%      34.0%
Differential arising from:
Tax exemption for Puerto Rico
  operations ................    (167.7)      (3.8)      (5.1)      (5.1)
Foreign operations ..........     (52.4)      (1.2)      (1.5)        .9
State taxes .................      98.4        2.2        2.8        1.7
Other, including
  minority interests ........      (5.4)       (.1)      (1.0)       (.2)
                               --------       ----       ----       ----
                               $1,418.2       32.1%      30.2%      31.3%
                               ========       ====       ====       ====


     Domestic companies contributed approximately 73% in 1994, 78% in 1993 and 73% in 1992 to consolidated pretax income.

                                       47


Taxes on income consisted of:

                          1994        1993        1992
                          ----        ----        ----
Current provision
  Federal ...........  $1,003.1    $  668.2    $  615.1
  Foreign ...........     359.0       311.4       411.4
  State .............     152.6       123.9       107.1
                       --------    --------    --------
                        1,514.7     1,103.5     1,133.6
                       --------    --------    --------
Deferred provision
  Federal ...........    (166.6)      (84.0)       15.3
  Foreign ...........      72.2       (89.7)      (17.3)
  State .............      (2.1)        6.7       (14.6)
                       --------    --------    --------
                          (96.5)     (167.0)      (16.6)
                       --------    --------    --------
                       $1,418.2    $  936.5    $1,117.0
                       ========    ========    ========


Deferred income taxes at December 31 consisted of:

                                         1994                    1993
                                  -------------------    ---------------------
                                  Assets  Liabilities    Assets    Liabilities
                                  ------  -----------    ------    -----------
Other intangibles ...........  $    --     $1,305.1   $    --        $596.4
Accelerated depreciation ....       --        480.5        --         425.6
Inventory related ...........     337.7       176.4      305.2        115.3
Other postretirement benefits     199.5         --       199.0          --
Provision for joint venture
  obligation ................     174.9         --         --           --
Equivalent Medco options
  assumed ...................     139.5         --       189.0          --
Restructuring charge ........     123.9         --       161.2          --
Environmental related .......      85.7         --        84.8          --
Equity investments ..........       --         82.4        --          76.9
Pension benefits ............      68.8        52.5      111.3         41.3
Compensation related ........      59.1         --        48.9          --
Leasing activity ............       --         53.1        --          65.9
Other .......................     574.5       412.7      481.3        236.6
                               --------    --------   --------     --------
                                1,763.6     2,562.7    1,580.7      1,558.0
Valuation allowance .........      (3.8)        --       (52.1)         --
                               --------    --------   --------     --------
                               $1,759.8    $2,562.7   $1,528.6     $1,558.0
                               ========    ========   ========     ========

     At December 31, 1994 and 1993, current deferred tax assets of $481.1 million and $302.6 million, respectively, were included in Prepaid expenses and taxes and current deferred tax liabilities of $74.6 million and $12.5 million, respectively, were included in Income taxes payable. In addition, at December
31, 1994 and 1993, noncurrent deferred tax assets of $32.2 million and $43.3 million, respectively, were included in Other assets and noncurrent deferred tax liabilities of $1,241.6 million and $362.8 million, respectively, were included in Deferred income taxes and noncurrent liabilities. Income taxes paid in 1994, 1993 and 1992 were $857.8 million, $859.9 million and $934.4 million, respectively.

     At December 31, 1994, foreign earnings of $4.0 billion and domestic earnings of $880.9 million have been retained indefinitely by subsidiary companies for reinvestment. No provision is made for income taxes that would be payable upon the distribution of such earnings, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability.
These earnings include income from manufacturing operations in Ireland, tax-exempt through 1990 and taxed at 10% thereafter. In addition, the Company has domestic subsidiaries operating in Puerto Rico under a tax incentive grant that expires in 2008.

     The Company's Federal income tax returns have been audited through 1986.

14. Segment Reporting

A dominant portion of the Company's business is conducted through its Human and Animal Health Products and Services segment, which accounts for more than 90% of the Company's consolidated sales, operating profits and identifiable assets.

Geographic Segments(1)
                                         1994         1993         1992
                                         ----         ----         ----
Customer Sales
North America ......................  $10,561.6    $ 6,431.8    $ 5,607.1
Europe .............................    2,552.6      2,397.8      2,699.2
Asia Pacific .......................    1,586.7      1,425.0      1,168.0
Other Foreign ......................      268.9        243.5        188.2
Affiliate Sales
North America ......................    1,390.2      1,224.9      1,170.7
Europe .............................      611.3        573.8        420.7
Asia Pacific .......................       44.8         37.2         33.9
Other Foreign ......................         .6           .8           .6
Eliminations .......................   (2,046.9)    (1,836.6)    (1,625.9)
                                      ---------    ---------    ---------
                                      $14,969.8    $10,498.2    $ 9,662.5
                                      =========    =========    =========
Income Before Taxes
  and Cumulative Effect
  of Accounting Changes(2)
North America ......................  $ 3,182.7    $ 2,488.7    $ 2,599.7
Europe .............................    1,021.4        379.3        754.3
Asia Pacific .......................      277.3        241.9        119.0
Other Foreign ......................        1.9        (34.3)        15.5
Eliminations .......................     (102.7)       (23.1)       (47.0)
                                      ---------    ---------    ---------
                                        4,380.6      3,052.5      3,441.5
                                      ---------    ---------    ---------
Nonoperating income,
  primarily interest ...............       34.6         50.2        122.1
                                      ---------    ---------    ---------
                                      $ 4,415.2    $ 3,102.7    $ 3,563.6
                                      =========    =========    =========
Assets
North America ......................  $14,538.9    $13,185.5    $ 5,274.9
Europe .............................    2,158.2      1,956.5      1,991.0
Asia Pacific .......................    1,310.3      1,277.6      1,008.1
Other Foreign ......................      151.6        112.2        131.4
Cash and Investments ...............    3,686.6      3,322.2      2,509.1
Other Corporate Assets .............    1,147.9      1,016.2        942.7
Eliminations .......................   (1,136.9)      (942.7)      (771.2)
                                      ---------    ---------    ---------
                                      $21,856.6    $19,927.5    $11,086.0
                                      =========    =========    =========

(1) Geographic segments have been reclassified to reflect recent worldwide economic changes and developing similarities in business environments.

(2) 1993 amounts include a restructuring charge of $538.6 million for North
    America, $222.8 million for Europe, $1.7 million for Asia Pacific and $11.9 million for Other Foreign.

     Sales to affiliates by North America include products manufactured in the United States that are shipped to facilities in foreign countries for manufacture into finished products. Sales to affiliates are at negotiated prices based on specific market conditions. Profits are shown within the geographic areas at the time of sale; such profits, however, are included in consolidated income when a sale is made to a customer. Research and development expenses are included in the geographic area in which the expenses were incurred.

                                       48



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

     The independent public accountants have audited the Company's consolidated financial statements as described in their report. Although their audits were not designed for the purpose of forming an opinion on internal controls, the Company's accounting systems, procedures and internal controls were subject to testing and other auditing procedures sufficient to enable the independent public accountants to render their opinion on the Company's financial statements.

     The recommendations of the internal auditors and independent public accountants are reviewed by management. Control procedures have been implemented or revised as appropriate to respond to these recommendations. No material control weaknesses have been brought to the attention of management. In management's opinion, for the year ended December 31, 1994, the internal control system was strong and accomplished the objectives discussed herein.

/s/ RAYMOND V. GILMARTIN                         /s/ JUDY C. LEWENT
    --------------------                             -------------------------
    Raymond V. Gilmartin                             Judy C. Lewent
    Chairman, President and                          Senior Vice President and
    Chief Executive Officer                          Chief Financial Officer

REPORT OF INDEPENDENT
PUBLIC ACCOUNTANTS

To the Stockholders and
Board of Directors of Merck & Co., Inc.:

     We have audited the accompanying consolidated balance sheets of Merck &
Co., Inc. (a New Jersey corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merck & Co., Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended
December 31, 1994, in conformity with generally accepted accounting principles.

     As discussed in the accompanying notes to financial statements, effective
January 1, 1992, the Company adopted three new accounting standards promulgated by the Financial Accounting Standards Board, changing its methods of accounting for postretirement benefits other than pensions, income taxes and postemployment benefits.

                                      /s/ ARTHUR ANDERSEN LLP
                                          -------------------
New York, New York                        Arthur Andersen LLP
January 24, 1995


                                       49

AUDIT COMMITTEE'S REPORT

The Audit Committee of the Board of Directors is comprised of six outside directors. The members of the Committee are: Charles E. Exley Jr., Chairman;
Carolyne K. Davis, Ph.D., Vice Chairman; Sir Derek Birkin; William N. Kelley,
M.D.; Samuel O. Thier, M.D., and Dennis Weatherstone. The Committee held three meetings during 1994.

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

                               /s/  CHARLES E. EXLEY JR.
                                    --------------------
                                    Charles E. Exley Jr.
                                    Chairman, Audit Committee
COMPENSATION AND BENEFITS
COMMITTEE'S REPORT

The Compensation and Benefits Committee is comprised of five outside directors.
The members of the Committee are: H. Brewster Atwater Jr., Chairman; Lawrence A.
Bossidy, Vice Chairman; William G. Bowen, Ph.D.; Johnnetta B. Cole, Ph.D., and
Lloyd C. Elam, M.D. The Committee held nine meetings during 1994.

     The Compensation and Benefits Committee's major responsibilities include providing for senior management succession and overseeing the Company's compensation and benefit programs. The Committee seeks to provide rewards which are highly leveraged to performance and clearly linked to Company and individual results. The objective is to ensure that compensation and benefits are at levels which enable Merck to attract and retain high quality employees. The Committee views stock ownership as a vehicle to align the interests of employees with those of the stockholders. A long-term focus is essential for success in the pharmaceutical industry and is encouraged by making a high proportion of executive officer compensation dependent on long-term performance and on enhancing stockholder value.

                               /s/  H. BREWSTER ATWATER JR.
                                    -----------------------
                                    H. Brewster Atwater Jr.
                                    Chairman, Compensation and Benefits Committee


SELECTED FINANCIAL DATA(1)
Merck & Co., Inc. and Subsidiaries

($ in millions except
 per share amounts)             1994    1993(2)   1992(3)    1991     1990     1989     1988     1987     1986     1985    1984
                                ----    -------   -------    ----     ----     ----     ----     ----     ----     ----    ----
Results for Year:
Sales .....................  $14,969.8 $10,498.2 $ 9,662.5 $8,602.7 $7,671.5 $6,550.5 $5,939.5 $5,061.3 $4,128.9 $3,547.5 $3,559.7
Materials and production
 costs ....................    5,962.7   2,497.6   2,096.1  1,934.9  1,778.1  1,550.3  1,526.1  1,444.3  1,338.0  1,272.4  1,424.5
Marketing/administrative
 expenses .................    3,177.5   2,913.9   2,963.3  2,570.3  2,388.0  2,013.4  1,877.8  1,682.1  1,269.9  1,009.0    945.5
Research/development
 expenses .................    1,230.6   1,172.8   1,111.6    987.8    854.0    750.5    668.8    565.7    479.8    426.3    393.1
Gain on joint venture
 formation ................     (492.0)     --        --       --       --       --       --       --       --       --       --
Provision for joint
 venture obligation . .....      499.6      --        --       --       --       --       --       --       --       --       --
Restructuring charge ......       --       775.0      --       --       --       --       --       --       --       --       --
Other (income) expense,
 net ......................      176.2      36.2     (72.1)   (57.0)   (47.4)   (46.7)    (4.2)   (36.0)   (32.1)   (17.2)     9.8
Income before taxes .......    4,415.2   3,102.7   3,563.6  3,166.7  2,698.8  2,283.0  1,871.0  1,405.2  1,073.3    857.0    786.8
Taxes on income ...........    1,418.2     936.5   1,117.0  1,045.0    917.6    787.6    664.2    498.8    397.6    317.1    293.8
Net income ................    2,997.0   2,166.2   2,446.6  2,121.7  1,781.2  1,495.4  1,206.8    906.4    675.7    539.9    493.0
 Per share of common stock       $2.38     $1.87     $2.12    $1.83    $1.52    $1.26    $1.02     $.74     $.54     $.42     $.37
Dividends on common stock:
 Declared .................    1,463.1   1,239.0   1,106.9    920.3    788.1    681.5    546.3    365.2    278.5    235.1    224.0
 Paid per share ...........      $1.14     $1.03      $.92     $.77     $.64     $.55     $.43     $.27     $.21     $.18     $.17
Capital expenditures ......    1,009.3   1,012.7   1,066.6  1,041.5    670.8    433.0    372.7    253.7    210.6    237.6    274.4
Depreciation ..............      475.6     348.4     290.3    242.7    231.4    206.4    189.0    188.5    167.2    163.6    151.6
                              --------  --------   -------  -------  -------  -------  -------  -------  -------  -------  -------
Year-End Position:
Working capital ...........  $ 1,473.1 $  (161.1) $  782.4 $1,496.5 $  939.2 $1,502.5 $1,480.3   $798.3 $1,094.3 $1,106.6 $1,076.5
Property, plant and
 equipment (net) ..........    5,296.3   4,894.6   4,271.1  3,504.5  2,721.7  2,292.5  2,070.7  1,948.0  1,906.2  1,882.8  1,912.8
Total assets ..............   21,856.6  19,927.5  11,086.0  9,498.5  8,029.8  6,756.7  6,127.5  5,680.0  5,105.2  4,902.2  4,590.6
Long-term debt ............    1,145.9   1,120.8     495.7    493.7    124.1    117.8    142.8    167.4    167.5    170.8    179.1
Stockholders' equity ......   11,139.0  10,021.7   5,002.9  4,916.2  3,834.4  3,520.6  2,855.8  2,116.7  2,541.2  2,607.7  2,518.6
                              --------  --------   -------  -------  -------  -------  -------  -------  -------  -------  -------
Financial Ratios:
Net income as a % of:
  Sales ...................      20.0%     20.6%     25.3%    24.7%    23.2%    22.8%    20.3%    17.9%    16.4%    15.2%    13.8%
  Average total assets ....      14.3%     14.0%     24.1%    24.2%    24.1%    23.2%    20.4%    16.8%    13.5%    11.4%    11.2%
                              --------  --------   -------  -------  -------  -------  -------  -------  -------  -------  -------
Year-End Statistics:
Average number of shares
  of common stock
  outstanding (in millions)    1,257.2   1,156.5   1,153.5  1,159.9  1,172.1  1,188.3  1,186.9  1,221.2  1,253.9  1,282.7  1,322.0
Number of stockholders ....    244,700   231,300   161,200   91,100   82,300   75,600   68,500   56,900   48,300   47,000   50,200
Number of employees .......     47,500    47,100(4) 38,400   37,700   36,900   34,400   32,000   31,100   30,700   30,900   34,800
                              ========  ========   =======  =======  =======  ======= ========  =======  =======  =======  =======

- -----------
(1) Amounts after 1992 include the impact of Medco from the date of acquisition on November 18, 1993.
(2) 1993 amounts include a restructuring charge of $.45 per share.
(3) 1992 results of operations exclude the cumulative effect of the accounting changes described on pages 46 and 47.
(4) 1993 increase is due to the inclusion of 10,300 Medco employees.