Form 10-K405, Exhibit 13
period 1995-12-31
MERCK & CO INC
filed 1996-03-20
CIK 64978

FINANCIAL
REVIEW

DESCRIPTION OF MERCK'S BUSINESS

Merck is a leading research-driven pharmaceutical company that discovers, develops, manufactures and markets a broad range of human and animal health products and services.

SALES
----------------------------------------------------------------
($ in millions)                    1995       1994       1993
----------------------------------------------------------------
Cardiovasculars.................. $ 6,232.4  $ 5,351.6  $4,820.8
Anti-ulcerants...................   1,019.8    1,565.7   1,324.0
Antibiotics......................     848.3      827.4     868.7
Ophthalmologicals................     570.6      482.3     454.6
Vaccines/biologicals.............     529.9      485.3     522.9
Benign prostate hypertrophy......     405.8      322.7     187.4
Other Merck human health.........     266.5      381.3     596.2
Other human health...............   5,726.7    4,103.9     296.6
Animal health/crop protection....   1,041.9    1,027.4     916.7
Specialty chemical...............      39.2      422.2     510.3
----------------------------------------------------------------
                                  $16,681.1  $14,969.8 $10,498.2
================================================================
     Human health products include therapeutic and preventive agents, generally sold by prescription, for the treatment of human disorders. Among these are cardiovascular products, of which Vasotec, Zocor, Mevacor, Prinivil and Vaseretic are the largest-selling and which include Cozaar and Hyzaar launched in 1995; anti-ulcerants, of which Pepcid is the largest-selling in 1995, succeeding Prilosec, the largest-selling prior to its 1994 transfer to the Astra Merck joint venture; antibiotics, of which Primaxin and Noroxin are the largest-selling; ophthalmologicals, of which Timoptic, Timoptic-XE and Trusopt are the largest-selling; vaccines/biologicals, of which M-M-R II, a pediatric vaccine for measles, mumps and rubella, Recombivax HB (hepatitis B vaccine recombinant) and Varivax, a live virus vaccine for the prevention of chickenpox launched in 1995, are the largest-selling; benign prostate hypertrophy, which includes Proscar, a treatment for symptomatic benign prostate enlargement; and other Merck human health products, which include Fosamax, a treatment for osteoporosis in postmenopausal women, which was cleared for marketing in the United States by the U.S. Food and Drug Administration (F.D.A.) in late September 1995, and launched in mid-October, anti-inflammatory/analgesics, psychotherapeutics and a muscle relaxant. Also included in this category are rebates and discounts on Merck pharmaceutical products. Other human health primarily includes Merck-Medco Managed Care (Medco) sales of non-Merck products and Medco human health services, principally managed prescription drug programs.

     Animal health/crop protection products include animal medicinals used for control and alleviation of disease in livestock, small animals and poultry. These products are primarily antiparasitics, of which Ivomec for the control of internal and external parasites in livestock, and Heartgard-30 for the prevention of canine heartworm disease, are the largest-selling; crop protection products; coccidiostats for the treatment of poultry diseases, and poultry breeding stock.

     Specialty chemical products are used in health care, food processing, oil exploration, paper, textiles and personal care. All specialty chemical businesses were divested by the first quarter of 1995.

     Promotion of the Company's human and animal health products is generally made by professional representatives. Customers for human health products include drug wholesalers and retailers, hospitals, clinics, governmental agencies and managed health-care providers such as health maintenance organizations and other institutions. Customers for human health services include corporations, labor unions, insurance companies, Blue Cross and Blue Shield organizations, Federal and state employee plans, health maintenance and other similar organizations. Customers for animal health/crop protection products include veterinarians, distributors, wholesalers, retailers, feed manufacturers, veterinary suppliers and laboratories.

     The markets in which the Company's business is conducted are highly competitive and, in many cases, highly regulated. The introduction of new, technologically innovative products and processes by competitors may result in price reductions and product substitutions, even for products protected by patents. Global efforts toward health-care cost containment continue to exert pressure on product pricing. In the United States, government efforts to slow the increase of health-care costs and the demand for price discounts from managed-care groups have limited the Company's ability to mitigate the effect of inflation on costs and expenses through pricing. Outside of the United States, government mandated cost containment programs have required the Company to similarly limit selling prices. Additionally, government actions to reduce patient reimbursement, restrict physician prescribing levels and increase the use of generic products have significantly reduced the sales growth of certain products. It is anticipated that the worldwide trend for cost containment and competitive pricing will continue for the balance of the 1990's and result in continued pricing pressures.

     Merck is responding to this new environment in a number of ways. In November 1993, the Company acquired Medco Containment Services, Inc. to enhance its competitive position in the emerging area of managed care. Medco provides services to managed-care organizations designed to reduce prescription drug benefit costs through managed prescription drug programs. Managed-care organizations are expected to deliver a major portion of the nation's future health-care services. The Company is also developing a series of health management programs which use patient and physician communication to improve drug therapy, promote better health outcomes and lower the long-term cost of care associated with certain chronic diseases. The Company is also responding to the new environment by developing innovative sales, marketing and education techniques, by developing health-care alliances with large pharmaceutical buyers and by continuing efforts to become more productive throughout the entire organization.

     In the United States, legislative bodies are working to expand health-care access and reduce the costs associated therewith. The debate to reform the health-care system has been and will continue to be protracted and intense. Although the Company cannot fully predict the outcome of legislation to accomplish the goals of reform, it is well positioned to respond to evolving market forces resulting from legislative changes to the system. The Company believes that its current policies and strategies will enable it to maintain a strong position in this changing economic environment.

     Since early 1990, the Company has voluntarily committed to a policy of constraining price increases. The policy limits the net weighted average price increases for all human health pharmaceutical products to the general rate of inflation as measured by the U.S. Consumer Price Index (CPI). In early 1993, the policy was extended to provide further savings to the health-care system by limiting price increases on individual products to the projected CPI plus 1% on an annual basis. Since its inception, this policy has yielded a cumulative net price increase that is significantly below the cumulative increase in the general rate of U.S. inflation. This policy is supported by our strategy to grow through volume and not price, given stable market conditions and government policies that foster innovation.

      Also in 1990, Merck introduced its Equal Access to Medicines Program in a number of states. Under this program, Merck voluntarily granted its best price discounts to state Medicaid programs in exchange for full patient access to our products. This innovative program served as a model for national legislation applicable to all prescription drug manufacturers.

     Other principal strategies for remaining competitive in this environment include investing in research and development (R&D) directed toward the discovery and development of technologically innovative products and new indications for existing products, acquisitions, joint ventures, licensing agreements and other strategic alliances. Continuous improvement in productivity gains has become a permanent strategy. Productivity gains in 1995 continued to offset inflation at the manufacturing level, and the Company seeks to achieve the same goal in 1996. Actions undertaken include plant optimization, implementing lowest cost processes, improving integration and technology transfer between research and manufacturing, re-engineering of core and administrative processes and delayering the organization. The Company put additional resources into its sales force in 1995, in large part by reallocating resources from staff positions into the field. This served the dual purpose of optimizing the organization and driving revenue growth by directing more resources to product launches.

     In 1989, Merck and E. I. du Pont de Nemours and Company (DuPont) agreed to form a long-term research and marketing collaboration to further develop a new class of therapeutic agents for high blood pressure and heart disease, discovered and developed by DuPont, called angiotensin II receptor antagonists. In return, Merck provided DuPont marketing rights in the United States and Canada to the Merck prescription medicines, Sinemet and SinemetCR. In 1994, Cozaar, the first of the angiotensin II receptor antagonists, was cleared for Merck to market in several European countries. In 1995, Cozaar and Hyzaar, a combination of Cozaar and the diuretic hydrochlorothiazide, were cleared for Merck to market in the United States and many international markets.

     To further enhance the Company's access to research products, Merck and DuPont created an independent, research-driven, worldwide pharmaceutical joint venture, equally owned by each party, which began operations on January 1, 1991. DuPont contributed its entire pharmaceutical and radiopharmaceutical imaging agents businesses and is providing administrative services. Merck is providing research and development expertise, development funds, certain European marketing rights to several of its prescription medicines, international industry expertise and cash. The joint venture's R&D effort is not expected to produce significant commercial results in the near term. In January 1995, the joint venture began co-promotion of Merck's prescription medicines, Prinivil and Prinzide, in the United States. Joint venture sales for 1995 were $1.2 billion, consisting primarily of cardiovascular, radiopharmaceutical and central nervous system products.

     In December 1994, the Company agreed to arrangements that, among other things, eliminated the Company's right to offset the consequences of disproportionate allocations of the DuPont Merck joint venture income and expense against the Company's right to receive a disproportionate share of income arising from its 1989 long-term research and marketing agreement with DuPont. Accordingly, the Company recorded a $499.6 million provision for an obligation to the joint venture. This obligation is a function of the favorable performance of assets contributed by DuPont to the joint venture through December 31, 1994, and certain Merck contractual commitments. This obligation will be discharged by the end of 1996. The elimination of the offset resulting from the December 1994 agreement will have no material effect on the Company's liquidity or future cash flows. The anticipated favorable results from the 1989 agreement are being reported when realized.

     In 1989, Merck and Johnson & Johnson formed a joint venture to develop and market a broad range of non-prescription medicines for U.S. consumers. In January 1990, the joint venture acquired the U.S. self-medication business of ICI Americas, Inc. (ICI), with ICI obtaining the U.S. rights to Elavil, one of the Company's products. In January 1993, Merck and Johnson & Johnson extended their U.S. joint venture agreement to market and sell over-the-counter (OTC) pharmaceutical products in Europe. Also in January 1993,

Merck contributed its existing OTC medications business in Spain to a new joint venture company. In September 1993, the European joint venture established a new company in the United Kingdom to market Merck and Johnson & Johnson OTC medications. In January 1994, Merck and Johnson & Johnson acquired Laboratoires
J. P. Martin, a leading self-medication business in France. In April 1995, the joint venture obtained F.D.A. clearance in the United States for marketing Pepcid AC Acid Controller, a non-prescription formulation of Pepcid, Merck's H2-receptor antagonist. Sales of product marketed by the joint venture were $403.5 million for 1995, consisting primarily of gastrointestinal products.

     In 1991, Merck formed a separate vaccine division to enhance its existing vaccine business and also to expand its presence through acquisitions, licensing agreements and outside research collaborations. In 1992, Merck and Connaught Laboratories, Inc., an affiliate of Pasteur Merieux Serums et Vaccines (Pasteur), finalized an agreement to collaborate on the development and marketing of combination pediatric vaccines and to promote selected vaccine products in the United States. In November 1994, Merck and Pasteur formed a joint venture to market vaccines and to collaborate in the development of combination vaccines for distribution in Europe. This joint venture is not expected to have a significant impact on comparability of net income in the near term. Joint venture vaccine sales for 1995 were $598.6 million.

     In 1982, the Company entered into an agreement with Astra AB (Astra) to develop and market Astra products in the United States. Under the first phase of the agreement, Merck marketed three Astra products, Prilosec, Plendil and Tonocard, in exchange for a royalty. In July 1993, the Company's total sales of Astra products reached a level that triggered the first step in the establishment of a separate entity for operations related to Astra products. On November 1, 1994, Astra paid Merck $820.0 million for an interest in a joint venture that is carried on in a company called Astra Merck Inc., in which Merck and Astra each own a 50% share. This joint venture develops and markets in the United States most new prescription medicines from Astra's research. The formation of the joint venture has not had a material impact on comparability of net income. As of November 1, 1994, Astra Merck product sales are no longer reported in consolidated sales. Sales for 1994 prior to November 1 were $733.2 million. Joint venture sales for 1995 were $1.3 billion, consisting primarily of Prilosec, for which the joint venture received F.D.A. approval in 1995 to market in the United States as the first and only acid pump inhibitor to maintain healing of erosive esophagitis.

     During 1995, Medco entered into a joint venture with the Wyeth-Ayerst Division of American Home Products Corporation to develop, market and implement health management programs for women's health and certain other important therapeutic areas. The joint venture company commenced operations during the year and will introduce its first health management programs in 1996. The formation of this joint venture is not expected to have a significant impact on the Company's financial position and will not significantly impact ongoing results of operations.

     The Company completed the sale of its remaining specialty chemical businesses in 1995. In January, the Company sold its Calgon Vestal Laboratories business for $261.5 million to Bristol-Myers Squibb. In February, the Company sold its Kelco business to Monsanto for $1.075 billion. These divestitures resulted in pretax gains of $682.9 million recorded in the first quarter. These specialty chemical businesses were not significant to the Company's financial position or results of operations.

     In its continued effort to focus on core businesses, in October 1995, the Company sold Medco Behavioral Care (MBC), a managed mental health-care service business, to MBC management and Kohlberg Kravis Roberts & Co. for $340.0 million. The sale of this business did not have a significant impact on the Company's financial position and will not significantly affect ongoing results of operations.

FOREIGN OPERATIONS

The Company's operations outside the United States are conducted primarily through subsidiaries. Sales by subsidiaries outside the United States were 32% of sales in 1995 and 1994, and 44% in 1993. The decline in the percentage of sales outside the United States since 1993 is due primarily to higher domestic sales resulting from the Medco acquisition.

                                ($ in Millions)

      Year             Domestic Sales        Total Sales
      ----             --------------        -----------

      1986                 2,105                4,129
      1987                 2,500                5,061
      1988                 2,996                5,940
      1989                 3,487                6,550
      1990                 4,039                7,671
      1991                 4,617                8,603
      1992                 5,180                9,663
      1993                 5,914               10,498
      1994                10,150               14,970
      1995                11,321               16,681

Amounts after 1992 include the impact of Medco from the date of acquisition on November 18, 1993. Amounts after 1993 include the impact of the formation of a joint venture with Astra on November 1, 1994.

     The Company's worldwide business is subject to risks of currency fluctuations and governmental actions. The Company does not regard these risks as a deterrent to further expansion of its operations abroad. However, the Company closely reviews its methods of operations, particularly in less developed countries, and adopts strategies responsive to changing economic and political conditions.

     The ongoing integration of the European market is affecting businesses operating within the European Union (EU), particularly companies such as Merck that maintain research facilities, manufacturing plants and marketing and sales organizations in several countries. Merck is in the process of rationalizing its EU operations.

     Over the years, the Company has divested and restructured to reduce its operational exposure in countries where economic conditions or government policies make it difficult to earn fair returns. At the same time, Merck is actively pursuing opportunities in countries located in Latin America, Eastern Europe, Asia Pacific and other countries where changes in government and in fiscal and regulatory policies are making it possible for Merck to earn fair, economic returns. While none of these actions individually has significantly affected operations, the overall impact has been favorable.

OPERATING RESULTS

Total sales for 1995 increased 11% from 1994. The effect of a weakening U.S. dollar against foreign currencies increased 1995 sales growth by two percentage points, while price changes reduced growth by one percentage point. Sales for 1995 were affected by the formation of a joint venture with Astra and the divestiture of Synetic (a Medco subsidiary) in 1994, as well as the divestitures of Calgon Vestal Laboratories, Kelco and MBC in 1995. Adjusting for these effects, 1995 sales grew 21%, with unit volume up 20%. Total sales for 1994 increased 43%. Sales for 1994 reflect a full year's impact of the Medco acquisition in 1993 and the effect of the formation of the Astra Merck joint venture in 1994. Excluding Medco sales of non-Merck products and including Medco sales of Merck products for the full year 1993 to achieve comparability, and adjusting for the effects of the joint venture formation and the sale of the Calgon Water Management business in 1993, 1994 sales grew 9%, with unit volume up 8%. Foreign exchange increased 1994 sales growth by one percentage point, while price changes had essentially no impact. The effects of changes in the value of foreign currencies are measured net of price increases in hyperinflationary countries, principally in Latin America.

                           COMPONENTS OF SALES GROWTH
                           -------------------------

             TOTAL SALES       SALES VOLUME      NET PRICING      FOREIGN
                GROWTH            GROWTH           ACTIONS      EXCHANGE RATES
             ------------      -------------    ------------   ----------------

1991            12.1%              9.8%            2.2%            0.1%
1992            12.3              10.3             1.2             0.8
1993             6.8               8.6             0.1            -1.9
1994             8.6               8.4            -0.6             0.8
1995            20.9              19.9            -0.7             1.7


     This chart illustrates the effects of price, volume and exchange on the Company's sales. Growth for 1995 has been adjusted for the effect of the Astra Merck joint venture formation and the sale of Synetic (a Medco subsidiary) in 1994, as well as the sales of Calgon Vestal Laboratories, Kelco, and Medco Behavioral Care in 1995. Growth for 1994 has been adjusted to exclude Medco sales of non-Merck products and include Medco sales of Merck products for the full year 1993 to achieve comparability, as well as for the effect of the Astra Merck joint venture formation. Growth for 1993 has been adjusted to exclude the effects of the sale of the Calgon Water Management business and the acquisition of Medco in 1993. The Company has grown predominantly through sales volume over the last five years. The unfavorable effect of price on sales growth in 1995 reflects a continual decline from a 2.2% favorable effect in 1991, while the effect of exchange has varied over the same period.

     In 1995, sales of human and animal health products and services grew 14%. Favorable foreign exchange rates increased this sales growth by two percentage points, and price changes had a one point unfavorable effect. Adjusting for the effects of the Astra Merck joint venture formation and the Synetic divestiture in 1994, as well as the MBC divestiture in 1995, sales in this category grew 21% in total and 20% on a volume basis in 1995. Domestic sales growth was 15%, or 25% adjusted for the aforementioned effects. Foreign sales grew 14%, including a five percentage point increase from the effect of exchange. The unit volume growth from the sales of Merck's human and animal health products was paced by Vasotec, Vaseretic, Prinivil, Zocor, Pepcid, Primaxin and Proscar. The introduction of Varivax, Cozaar, Hyzaar, Fosamax and Trusopt also added to the sales growth.

     Vasotec, Merck's angiotensin converting enzyme (ACE) inhibitor for reducing high blood pressure and treating heart failure, recorded solid growth. During 1995, it again established a new Merck product sales record, and retained its position as the leading branded product in the worldwide cardiovascular market. Vasotec is also indicated to decrease the rate of development of overt heart failure and to reduce hospitalizations for heart failure in people with left ventricular dysfunction - a weakening of the heart's main pumping chamber (as measured by an ejection fraction of 35% or less) - but with no heart failure symptoms. Vaseretic, a combination of Vasotec and hydrochlorothiazide, also prescribed for the treatment of high blood pressure, continued strong growth. Prinivil, which also treats high blood pressure and acts as an adjunctive therapy for treatment of heart failure, recorded solid growth as well. In 1995, Prinivil received a new label indication in the United States to improve survival after acute heart attack.

     Together, Merck's cholesterol-lowering agents, Zocor and Mevacor, the two leading drugs in the U.S. cholesterol-lowering market, continued their outstanding performance, holding about 40% of the worldwide market. Zocor, Merck's second cholesterol-lowering agent, and the leading cholesterol reducer in Europe, continued its exceptional performance and became the fastest growing lipid-lowering medicine in 1995. The significant growth was primarily driven by the results of the landmark Scandinavian Simvastatin Survival Study (4S). The study was presented at the American Heart Association in 1994 and showed that Zocor reduced the overall risk of death by 30% and the risk of coronary death by 42%. Based on the 4S results, several countries have approved a new indication for Zocor and in June 1995, the F.D.A. cleared Zocor as the first and only cholesterol-lowering medication indicated to save lives and prevent heart attacks in people with heart disease and high cholesterol. With fewer than one-third of patients who have coronary disease currently receiving cholesterol-lowering therapy, there remains a strong potential for the continued growth of Zocor. Unit sales of Mevacor were down in 1995 primarily in the United States due to strong competition. In early 1995, Merck received clearance from the F.D.A. to market Mevacor as the only lipid-lowering drug indicated to slow the progression of atherosclerosis (clogging of the arteries) in patients with coronary artery disease and elevated cholesterol, as part of the treatment plan to reduce elevated cholesterol levels.

     Pepcid, an H2-receptor antagonist for treatment of duodenal ulcers and the short-term treatment of gastric ulcers and gastroesophageal reflux disease
(GERD), continues its solid performance despite competition from generic cimetidine, newer antisecretory agents and the introduction of OTC H2 antagonists. In April 1995, the Merck and Johnson & Johnson joint venture obtained F.D.A. clearance in the United States for marketing Pepcid AC Acid Controller (Pepcid AC), a non-prescription formulation of Pepcid. Pepcid AC is the first OTC product that has been shown to both relieve and prevent heartburn and acid indigestion. Strong sales can be attributed to consumer satisfaction and acceptance of the product by doctors and pharmacists.

     Proscar recorded significant volume growth in 1995. It is the only drug indicated to treat the symptoms of benign prostate enlargement that also shrinks the prostate. In early 1995, the F.D.A. granted clearance for revised prescribing information for Proscar, citing clinical evidence that the majority of men taking Proscar experience statistically significant improvement in urinary symptoms as measured by total symptom score, some in as little as two weeks after beginning therapy. Information added to the updated prescribing information for Proscar was based on the analysis of patients treated in the 12-month, placebo-controlled clinical trials with Proscar and open extensions providing data for 36 months and, in a smaller group of patients, for 48 months. In October 1995, the results of the Scandinavian Reduction of the Prostate Study (SCARP), the first long-term, placebo-controlled study with Proscar, were released. The results confirmed that treatment not only provides symptomatic relief, but that it can also halt and even reverse the progression of benign prostate enlargement, and that the improvement is maintained over an extended period of time.

     In March 1995, the F.D.A. licensed Merck to market Varivax, a live-virus vaccine, for protection against chickenpox in healthy individuals (12 months of age and older) who have not had the disease. The American Academy of Pediatrics (A.A.P.) and the Advisory Committee on Immunization Practices to the Centers for Disease Control and Prevention recommended the universal use of Varivax in early childhood, and for susceptible older children and adolescents. The A.A.P. also indicated that Varivax will become a standard part of their recommended childhood immunization schedule. By the end of 1995, more than 1.5 million Americans had received Varivax, making it the most rapidly accepted vaccine since Merck introduced the measles vaccine in 1963.

     Cozaar, Merck's new antihypertensive, and Hyzaar, a combination of Cozaar and the diuretic hydrochlorothiazide, were both cleared for marketing in the United States by the F.D.A. in April 1995, and were both launched in the United States in May. These products have also been launched in several international markets, and are the first in a new class of drugs that block a potent hormone called angiotensin II, resulting in gradual, smooth, 24-hour blood pressure reduction. In clinical studies, Cozaar and Hyzaar had excellent tolerability profiles and were highly effective. Those patients taking Cozaar had a low incidence of certain adverse reactions that are characteristic of other antihypertensive treatments.

     Fosamax, a breakthrough prescription medicine to treat osteoporosis in women after menopause, was cleared for marketing in the United States by the F.D.A. in late September 1995, and was launched in mid-October. By the end of 1995, Fosamax was also cleared for marketing in more than 30 countries, including the United Kingdom, Italy, Sweden and Mexico. Fosamax builds healthy bone, restoring some of the bone lost as a result of osteoporosis. Fosamax is a new treatment choice and the first non-hormonal medicine for women after menopause who have osteoporosis. About one-in-three women over the age of 50 suffer from this bone-weakening disease.

    Results from two three-year pivotal studies support the conclusion that Fosamax builds healthy bone at the spine and hip and significantly increases bone mineral density at other sites, suggesting that the gains in bone mineral density at the spine and hip did not occur because of a loss of bone mineral density elsewhere in the skeleton. While these studies were not designed to detect fracture risk, further analysis showed that Fosamax reduced by 48% the number of women who suffered new spinal fractures compared with women treated with placebo.

     Trusopt, the first carbonic anhydrase inhibitor made in a topical (eyedrop) formulation, was launched in May 1995 in the United States. It has also been launched in many European countries and initial sales are very strong everywhere it has been launched. Trusopt is indicated for the treatment of elevated intraocular pressure in patients with ocular hypertension or open-angle glaucoma. Trusopt has been proven effective in the consistent lowering of intraocular pressure in most patients and may be used both as monotherapy and adjunctive therapy.

     Sales of other human health products and services contributed significantly to 1995 sales growth. Other human health principally includes sales of non-Merck products by Medco, which currently manages pharmaceutical benefits for approximately 47 million plan participants, up from 41 million at the end of 1994. For three quarters of those individuals, Medco manages both their retail pharmacy and mail service prescriptions, providing fully integrated drug benefit services. As a result, the number of prescriptions managed by Medco grew to 171 million in 1995, up from 131 million prescriptions in 1994.Sales of ivermectin, a broad-spectrum antiparasitic, were down modestly in 1995 primarily due to depressed cattle and swine economies in the United States. A group of longer-established products, including Noroxin, Mefoxin, Aldomet, Indocin, Clinoril and Dolobid, while still producing strong revenues, also continued to decline in unit volume due to generic and therapeutic competition.

     In 1994, sales of human and animal health products and services grew 46%. Favorable foreign exchange rates increased sales growth by one percentage point. Price changes had essentially no impact. Excluding Medco sales of non-Merck products and including Medco sales of Merck products for the full year 1993 to achieve comparability, and adjusting for the effect of the Astra Merck joint venture formation, sales grew 9% in total and on a volume basis in 1994. Domestic sales growth was 78%, or 11% excluding the aforementioned effects. Foreign sales grew 6%, including a two percentage point increase from the effect of exchange. The unit volume gain from the sale of Merck's human and animal health products was paced by Vasotec, Vaseretic, Prinivil, Zocor, Pepcid, Prilosec, Proscar and ivermectin.

     The decline in specialty chemical sales in 1995 reflects the sales of Calgon Vestal Laboratories and Kelco in the first quarter of 1995. The decline in specialty chemical sales in 1994 principally reflects the sale of the Calgon Water Management business in the second quarter of 1993.


COSTS, EXPENSES AND OTHER
--------------------------------------------------------------------------------
($ in millions)              1995      Change        1994      Change   1993
--------------------------------------------------------------------------------
Materials and
 production ..............   $7,456.3  +25%          $5,962.7  +139%    $2,497.6
Marketing and
 administrative ..........    3,297.8   +4%           3,177.5    +9%     2,913.9
Research and development..    1,331.4   +8%           1,230.6    +5%     1,172.8
Gains on sales of
 specialty chemical
 businesses ..............     (682.9)  *             --          *        --
Restructuring charge .....      175.0   *             --          *        775.0
Gain on joint venture
 formation ...............        --    *              (492.0)    *        --
Provision for joint venture
 obligation ..............        --    *               499.6     *        --
Other (income)
 expense, net ............      306.3  +74%             176.2   +387%       36.2
--------------------------------------------------------------------------------
                            $11,883.9  +13%         $10,554.6   +43%    $7,395.5
================================================================================
*Not applicable

     In 1995, materials and production costs increased 25%. Adjusting for the effects of the 1994 Astra Merck joint venture formation and sale of Synetic, as well as the 1995 sales of Calgon Vestal Laboratories, Kelco and MBC, materials and production costs increased 34%, compared to a 21% sales growth rate on the same basis. Adjusting for the aforementioned effects, and excluding exchange and inflation, these costs increased 29%, compared to a 20% unit sales volume gain in 1995. The higher growth rate in these costs over the sales volume growth is primarily attributable to growth in Medco's historically lower-margin business. The increase driven by Medco is partially offset by cost controls and productivity improvements from the Company's continuing efforts to streamline and restructure operations. In 1994, materials and production costs increased 139%, primarily due to the inclusion of a full year's impact of the Medco acquisition. Excluding Medco's cost of non-Merck products and including the cost of Medco sales of Merck products for the full year 1993 to achieve comparability, and adjusting for the effect of the 1994 Astra Merck joint venture formation, materials and production costs increased 10%, compared to a 9% sales growth rate on the same basis. Excluding the aforementioned effects, exchange and inflation, these costs increased 7%, compared to an 8% unit sales volume gain in 1994, also reflecting cost controls and productivity improvements.

     Marketing and administrative expenses increased 4% in 1995. Adjusting for the effects of the 1994 Astra Merck joint venture formation and the sale of Synetic, as well as the 1995 sales of Calgon Vestal Laboratories, Kelco and MBC, marketing and administrative expenses increased 12%. Adjusting for the aforementioned effects, and excluding exchange and inflation, these expenses increased 6%. The increase in marketing and administrative expenses in 1995 primarily reflects the commitment of resources to support the launches of several new products in 1995. Marketing and administrative expenses increased 9% in 1994. Excluding the effects of exchange and inflation, these expenses increased 5%, primarily due to the inclusion of a full year's impact of the Medco acquisition. Marketing and administrative expenses as a percentage of sales were 20% in 1995, 21% in 1994 and 28% in 1993. The improvement in these ratios reflects the lower marketing and administrative costs relative to sales of Medco, continuing cost controls, productivity improvements and the beneficial effects from the restructuring programs.

     Research and development expenses increased 8% in 1995. Excluding the effects of exchange and inflation, these expenses increased 3%. Research and development expenses increased 5% in 1994. Excluding the effects of exchange and inflation, these expenses were essentially level with 1993. Not included in consolidated research and development expenses are costs incurred by the Company's joint ventures, which totaled $376.9 million in 1995 and $319.4 million in 1994.

     Research and development in the pharmaceutical industry is inherently a long-term process. The data below show an unbroken trend of year-to-year increases in research and development spending. For the period 1986 to 1995, the compounded annual growth rate in research and development was 12%.

                                 EXPENDITURES
                                 ------------
                                ($ in Millions)

                 Year                 Total R & D Expenditures
                ------               --------------------------
                 1986                        480

                 1987                        566

                 1988                        669

                 1989                        751

                 1990                        854

                 1991                        988

                 1992                      1,112

                 1993                      1,173

                 1994                      1,231

                 1995                      1,331

     This chart excludes research and development costs incurred by the Company's joint ventures, which were $376.9 milion in 1995.

     In the first quarter of 1995, the Company recorded gains of $682.9 million on the sales of Calgon Vestal Laboratories and Kelco. (See Note 3 to the financial statements for further information.)

      In the first quarter of 1995, the Company recorded a pretax restructuring charge of $175.0 million. The restructuring actions involve manufacturing facility consolidation, rationalization and work-force reduction in Europe and the United States. The consolidation and rationalization actions, which will be completed by 1999, involve fixed asset write-off and closure costs. The restructuring charge includes $31.0 million directly related to the elimination of approximately 450 positions. This work-force reduction is expected to reduce annual employment costs by approximately $29.0 million. The total initiative is expected to result in substantial additional production-related savings and will not materially impact the Company's liquidity.

     In the second quarter of 1993, the Company recorded a pretax restructuring charge of $775.0 million. The restructuring charge is the sum of two distinct programs one near term and the other longer term. The near-term initiative reduced the work force by approximately 2,100 positions, a substantial number of which were permanently eliminated. Work-force reductions were achieved through an early retirement program in the United States and appropriate programs elsewhere at a cost of $450.0 million. This program proceeded as planned and was completed in 1994. The longer-term initiative involves the consolidation and rationalization of manufacturing facilities and distribution centers, further reducing the work force, primarily outside the United States, at a cost of an additional $325.0 million. Future cash outlays resulting from these initiatives are not expected to have a material impact on the Company's liquidity. These initiatives have reduced annual employment costs by approximately $165.0 million and will result in substantial additional production-related savings.

     In 1994, the Company recorded a gain of $492.0 million on the sale to Astra of an interest in a joint venture and a provision of $499.6 million in recognition of an obligation to the DuPont Merck joint venture. (See Note 4 to the financial statements for further information.)

     In 1995, other expense, net, increased primarily as a result of $500.5 million of nonrecurring charges consisting of $278.5 million for losses on sales of assets, $161.2 million for endowment of The Merck Company Foundation and $60.8 million for settlement of claims. This effect was partially offset by a $289.7 million increase in equity income from affiliates, primarily resulting from the formation of the Astra Merck joint venture, as well as higher interest income, lower interest expense and favorable exchange resulting from the translation of the Company's balance sheet. In 1994, other expense, net, increased primarily due to a full year's effect of amortization of goodwill and other intangibles and interest expense resulting from the Medco acquisition as well as higher income applicable to minority interests. This effect was partially offset by higher equity income from affiliates and lower exchange losses resulting from translation of the Company's balance sheet. (See Note 15 to the financial statements for further information.)

EARNINGS
----------------------------------------------------------------------------
($ in millions except
per share amounts)         1995     Change     1994     Change/(1)/  1993
----------------------------------------------------------------------------
Net income               $3,335.2      +11%  $2,997.0      +38%    $2,166.2
  As a % of sales            20.0%               20.0%                 20.6%
  As a % of average
  total assets               14.6%               14.3%                 14.0%
Earnings per
  common share               $2.70     +13%      $2.38     +27%        $1.87
============================================================================

(1) Excluding the 1993 restructuring charge, 1994 net income and earnings per share growth rates would have been 12% and 3%, respectively.

     Net income was up 11% in 1995 and up 38% in 1994. Excluding the 1993 restructuring charge, 1994 net income increased 12%. Net income as a percentage of sales was 20.0% in 1995 and 1994, compared to 20.6% in 1993. The decline in the ratio for 1995 and 1994 from 1993, is principally due to the inclusion of a full year's impact of the Medco acquisition and reflects Medco's historically lower-margin business. The impact of the Medco acquisition on this ratio was mitigated by unit sales volume growth, favorable product mix in Merck's human and animal health business, productivity improvements and continuing cost controls. Foreign currency exchange had a favorable impact in 1995 and 1994. The Company's effective income tax rate in 1995 was 30.5%, compared with 32.1% in 1994. The lower effective tax rate in 1995 primarily relates to joint ventures, which also affected pretax income growth. Specifically, pretax income growth was reduced by the inclusion of the Company's share of taxes related to the Astra Merck joint venture and the European vaccine joint venture with Pasteur, both formed in the fourth quarter of 1994. Prior to the formation of these joint ventures, the taxes related to these businesses were included in the Company's tax provision. Therefore, the reduction in pretax growth is offset by a corresponding reduction in the Company's tax rate in 1995, resulting in no effect on net income growth. Net income as a percentage of average total assets was 14.6% in 1995, 14.3% in 1994 and 14.0% in 1993, with the improvements attributed to the continued growth in operations and the Company's asset management efforts. Earnings per share grew 13% in 1995, compared to 3% in 1994, excluding the 1993 restructuring charge. In 1995, earnings per share increased at a faster rate than net income as a result of treasury stock purchases. The dilution in 1994 earnings per share growth, as compared to net income growth, is principally due to the additional shares issued in November 1993 to complete the Medco acquisition.

                            DISTRIBUTION OF INCOME
                            ----------------------
                                ($ in Millions)

             ADDITION        ADDITION TO                ADDITION TO
                TO         RETAINED EARNINGS         RETAINED EARNINGS
             RETAINED              +                         +
  Year       EARNINGS          DIVIDENDS        DIVIDENDS + TAXES ON INCOME
  ----       --------      ------------------   ---------------------------
 1986           397               676                      1,073

 1987           541               906                      1,405

 1988           660             1,207                      1,871

 1989           814             1,495                      2,283

 1990           993             1,781                      2,699

 1991         1,201             2,122                      3,167

 1992         1,340             2,447                      3,564

 1993           927             2,166                      3,103

 1994         1,534             2,997                      4,415

 1995         1,757             3,335                      4,797

     Amounts for 1994 include a full year's impact of the Medco acquisition in 1993 and the impact of the formation of the Astra Merck joint venture in 1994. Amounts for 1993 include the impact of the acquisition of Medco and a restructuring charge. Amounts for 1992 exclude the cumulative effect of accounting changes.

     Pricing pressures have made it increasingly difficult for the Company to recover the effect of inflation on costs and expenses. To the extent possible, the Company's objective is to offset the impact of inflation through productivity and technological improvements, business restructuring, cost containment programs and price increases.

     In March 1995, the Financial Accounting Standards Board issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires adoption no later than fiscal 1996. This Statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. The Company will adopt this Statement as of January 1, 1996, which will have no effect on results of operations.

     In October 1995, the Financial Accounting Standards Board issued Statement No. 123, Accounting for Stock-Based Compensation, which requires adoption no later than fiscal 1996. The Statement provides a choice of accounting methods, the fair value method or the current intrinsic value method, with disclosure of the fair value impact. Both methods require the Company to estimate, using an option pricing model, the fair value of equity instruments issued to employees at the date of grant. The fair value method requires recognition of compensation cost ratably over the vesting period of the underlying equity instruments. The intrinsic value method requires disclosure of pro forma net income and earnings per share as if the fair value method had been applied. The Company will adopt this Statement as of January 1, 1996, using the current intrinsic value method.

     The Company believes that it is in compliance in all material respects with applicable environmental laws and regulations. The Company has maintained a leadership role in supporting environmental initiatives and fostering pollution prevention by actions including the elimination of, or the application of best available technology to reduce air emissions of known or suspect carcinogens at its facilities worldwide. At the end of 1995, projects were in place that are expected to reduce all environmental releases of toxic chemicals by 90% from 1987 levels. In 1995, the Company incurred capital expenditures of approximately $87.0 million for environmental protection facilities. Capital expenditures for this purpose are forecasted to exceed $300.0 million for the years 1996 through 2000. In addition, the Company's operating and maintenance expenditures for pollution control were approximately $68.5 million in 1995. Expenditures for this purpose for the years 1996 through 2000 are forecasted to exceed $420.0 million. The Company is a party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, as well as under other Federal and state statutes. While it is not feasible to predict or determine the outcome of these proceedings, management does not believe that they should result in a materially adverse effect on the Company's financial position, results of operations, liquidity or capital resources. The Company is also remediating environmental contamination resulting from past industrial activity at certain of its sites. Expenditures for environmental purposes were $17.7 million in 1995, and are estimated at $145.0 million for the years 1996 through 2000. The Company has taken an active role in identifying and providing for these costs; and, therefore, management does not believe that these expenditures should result in a materially adverse effect on the Company's financial position, results of operations, liquidity or capital resources.

    Along with other pharmaceutical manufacturers and pharmaceutical benefits managers (PBMs), the Company has received notice from the Federal Trade Commission (F.T.C.) that it intends to investigate agreements, alliances, activities and acquisitions involving pharmaceutical manufacturers and PBMs. The Company has cooperated fully with the F.T.C. investigation, and believes that it is currently operating in all material respects in accordance with applicable standards. While it is not feasible to predict or determine the outcome of the investigation, management does not believe that it should result in a materially adverse effect on the Company's financial position, results of operations or liquidity.

CAPITAL EXPENDITURES


     Capital expenditures were $1.0 billion in 1995 and 1994. Expenditures in the United States were $793.5 million in 1995 and $772.1 million in 1994. Expenditures during 1995 included $533.2 million for production facilities, $83.2 million for research and development facilities, $92.7 million for safety and environmental projects and $296.4 million for administrative and general site projects. Not included above are capital expenditures incurred by the Company's joint ventures, which totaled $154.3 million in 1995, including $66.1 million for research and development facilities.

     Capital authorizations in 1995 were $1.1 billion, an increase of 62% from 1994's level of $682.6 million. This increase is driven by investment in manufacturing facilities to support new and in-line products. Capital expenditures approved but not yet spent at December 31, 1995, were $595.5 million. These commitments include investments in production facilities ($274.0 million), research and development facilities ($93.7 million), safety and environmental projects ($58.9 million) and administrative and general site projects ($168.9 million).

     Depreciation was $463.3 million in 1995 and $475.6 million in 1994, of which $332.8 million and $345.7 million, respectively, applied to locations in the United States.

                             CAPITAL EXPENDITURES
                             --------------------
                                ($ in Millions)

           YEAR                 TOTAL CAPITAL EXPENDITURES
           ----                 --------------------------

           1986                             211

           1987                             254

           1988                             373

           1989                             433

           1990                             671

           1991                           1,042

           1992                           1,067

           1993                           1,013

           1994                           1,009

           1995                           1,005

     This chart excludes capital expenditures incurred by the Company's joint ventures, which were $154.3 million in 1995.

ANALYSIS OF LIQUIDITY AND CAPITAL RESOURCES

     Cash provided by operations continues to be the Company's primary source of funds to finance operating needs and capital expenditures. Pretax cash flows from operations for 1995 were essentially equivalent to 1994 and reflect the impact of the endowment of The Merck Company Foundation, increased pension funding and timing of receipts and disbursements. In 1995, cash from operations was used to fund capital expenditures of $1.0 billion, to pay Company dividends of $1.5 billion and to partially fund the purchase of treasury shares. At December 31, 1995, the total of worldwide cash and investments was $5.3 billion, including $3.3 billion in cash, cash equivalents and short-term investments and $2.0 billion of long-term investments. The above totals include $1.3 billion in cash and investments held by Banyu Pharmaceutical Co., Ltd., in which the Company has a 50.87% ownership interest.


SELECTED DATA
--------------------------------------------------------------
($ in millions)                  1995       1994       1993
--------------------------------------------------------------
Working capital............... $2,928.0   $1,473.1   $(161.1)
Total debt to total
  liabilities and equity......      7.5%       5.9%     14.3%
Cash provided by operations
  to total debt...............    1.6:1      3.2:1     1.1:1
==============================================================

     Working capital levels are more than adequate to meet the operating requirements of the Company. The increase in working capital in 1995 reflects both continued normal growth of the Company as well as proceeds from the sales of the Company's specialty chemical businesses. Also, in December 1995, the Company's wholly-owned subsidiary, Merck Sharp & Dohme Overseas Finance, S.A., issued $1.0 billion par value of variable rate nonconvertible Preferred Equity Certificates. These proceeds will be used to fund a portion of the Company's stock repurchase program and for other general corporate purposes. The increase in the ratio of total debt to total liabilities and equity in 1995 reflects increased debt issued during the year.

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

     The 1993 ratios were impacted by the acquisition of Medco in November 1993 for approximately $6.6 billion. The Company issued $4.2 billion of equity securities and paid $2.4 billion in cash, of which $1.8 billion was financed with commercial paper and $250.0 million was financed with long-term debt. The balance of the purchase price paid in cash was financed from internal sources.

     From 1993 to 1995, the Company purchased $2.6 billion of treasury shares under two programs authorized by the Board of Directors in 1993 and 1994. The 1993 program was completed in 1994. In November 1995, the Board of Directors approved purchases of up to an additional $3.0 billion of Merck shares. Through December 31, 1995, $1.6 billion of shares had been purchased under the 1994 program. Since 1984, the Company has purchased 292.4 million shares at a total cost of $6.6 billion.

     From 1993 to 1995, short-term borrowings were affected by purchases of treasury shares resulting in periodic reductions in working capital and increases in the ratio of total debt to total liabilities and equity. The favorable ratio of cash provided by operations to total debt is an indication of the ability of the Company to cover its debt obligations.

     A significant portion of the Company's cash flows are denominated in foreign currencies. The Company relies on sustained cash flows generated from foreign sources to support its long-term commitment to U.S. dollar-based research and development. To the extent the dollar value of cash flows is diminished as a result of a strengthening dollar, the Company's ability to fund research and other dollar-based strategic initiatives at a consistent level may be impaired. To protect against the reduction in value of foreign currency cash flows, the Company has instituted balance sheet and revenue hedging programs to partially hedge this risk.

     The objective of the balance sheet hedging program is to protect the U.S. dollar value of foreign currency denominated net monetary assets from the effects of volatility in foreign exchange that might occur prior to their conversion to U.S. dollars. To achieve this objective, the Company will hedge foreign currency risk on monetary assets and liabilities where hedging is cost beneficial. The Company seeks to fully hedge exposure denominated in developed country currencies, such as those of Japan, Europe and Canada, and will either partially hedge or not hedge at all, exposure in other currencies, particularly exposure in hyperinflationary countries where hedging instruments may not be available at any cost. The Company will minimize the effect of exchange on unhedged exposure, principally by managing operating activities and net asset positions at the local level. The Company manages its net asset exposure principally with forward exchange contracts. These contracts enable the Company to buy and sell foreign currencies in the future at fixed exchange rates. On net monetary assets hedged, forward contracts offset the consequences of changes in foreign exchange on the amount of U.S. dollar cash flows derived from the net assets. Contracts used to hedge net monetary asset exposure have average maturities at inception of less than one year. The cash flows generated from these forward contracts are reported as arising from operating activities in the Consolidated Statement of Cash Flows. The balance sheet hedging program has significantly reduced the volatility of U.S. dollar cash flows derived from foreign currency denominated net monetary assets.

     The objective of the revenue hedging program is to reduce the potential for longer-term unfavorable changes in foreign exchange to decrease the U.S. dollar value of future cash flows derived from foreign currency denominated sales. To achieve this objective, the Company will partially hedge forecasted sales that are expected to occur over its planning cycle, typically no more than three years into the future. The Company will layer in hedges over time, increasing the portion of sales hedged as it gets closer to the expected date of the transaction. The portion of sales hedged is based on assessments of cost-benefit profiles that consider natural offsetting exposures, revenue and exchange rate volatilities and correlations, and the cost of hedging instruments. The Company manages its forecasted transaction exposure principally with purchased local currency put options. On the forecasted transactions hedged, these option contracts effectively reduce the potential for a strengthening U.S. dollar to decrease the future U.S. dollar cash flows derived from foreign currency denominated sales. Purchased local currency put options provide the Company with a right, but not an obligation, to sell foreign currencies in the future at a pre-determined price. If the value of the U.S. dollar weakens relative to other major currencies when the options mature, the options would expire unexercised, enabling the Company to benefit from favorable movements in exchange, except to the extent of premiums paid for the contracts. Over the last three years the program has had a minimal cumulative effect on cash flows, principally because of the prevailing weakness in the U.S. dollar compared with other major currencies. However, the program has prevented a loss in value of cash flows during interim periods of relative strength in the U.S. dollar for the portion of revenues hedged. The cash flows associated with these contracts are reported as arising from operating activities in the Consolidated Statement of Cash Flows.

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

     In September 1995, the Company issued $500.0 million of 10-year euronotes bearing a coupon of 6.8% payable annually. Proceeds from the sale of these securities will be used for general corporate purposes.

     In 1993, Merck filed a shelf registration with the Securities and Exchange Commission under which the Company could issue up to $1.0 billion of debt securities. Proceeds from the sale of these securities are to be used for general corporate purposes. In 1993, the Company initiated a medium-term note program under this shelf and issued $80.0 million of structured floating rate medium-term notes. In January 1996, the Company issued $250.0 million of 30-year debentures under the shelf, bearing a coupon of 6.3% payable semi-annually. The 1993 shelf registration, together with $85.0 million unused capacity from a $500.0 million 1991 shelf registration, provide $755.0 million of shelf capacity.

CONDENSED INTERIM FINANCIAL DATA
-----------------------------------------------------------------------------
($ in millions except
per share amounts)                    4th Q      3rd Q      2nd Q      1st Q
-----------------------------------------------------------------------------
1995
-----------------------------------------------------------------------------
Sales.............................  $4,556.9   $4,171.1   $4,135.7   $3,817.3
Materials and
  production costs................   2,125.9    1,858.2    1,746.0    1,726.2
Marketing/administrative
  expenses........................     910.9      767.2      849.6      770.0
Research/development
  expenses........................     381.1      332.5      329.7      288.2
Other income, net.................     (73.9)     (33.8)     (31.1)     (62.9)
Income before taxes...............   1,212.9    1,247.0    1,241.5    1,095.8
Net income........................     857.8      861.9      858.1      757.4
Earnings per common share.........  $    .70   $    .70   $    .69   $    .61
=============================================================================
1994
-----------------------------------------------------------------------------
Sales.............................  $3,871.5   $3,792.0   $3,792.0   $3,514.3
Materials and
  production costs................   1,526.5    1,451.9    1,528.7    1,455.6
Marketing/administrative
  expenses........................     874.2      820.7      726.7      755.9
Research/development
  expenses........................     365.0      308.4      290.9      266.3
Other expense, net................      20.0       39.3      100.2       24.2
Income before taxes...............   1,085.8    1,171.7    1,145.5    1,012.3
Net income........................     773.0      784.8      764.1      675.2
Earnings per common share.........  $    .61   $    .62   $    .61   $    .54
=============================================================================

     In the chart above, sales for the fourth quarter of 1994 and the full year 1995 were reduced as a result of the fourth quarter 1994 formation of the Astra Merck joint venture and the sale of Synetic. Sales for 1995 were also reduced by the first quarter 1995 sales of Calgon Vestal Laboratories and Kelco and the fourth quarter 1995 sale of MBC.

DIVIDENDS PAID PER COMMON SHARE
                                  Year     4th Q    3rd Q    2nd Q     1st Q

1995 ............................ $1.24    $.34    $.30      $.30      $.30
1994 ............................  1.14     .30     .28       .28       .28
==============================================================================


COMMON STOCK MARKET PRICES
------------------------------------------------------------------------------
1995                                       4th Q    3rd Q    2nd Q     1st Q
------------------------------------------------------------------------------
High ....................................  $67 1/4   $57 7/8  $51 1/4  $45 1/8
Low  ....................................   55 5/8    47 1/4   41 1/4   36 3/8
------------------------------------------------------------------------------
1994
------------------------------------------------------------------------------
High ....................................  $39 1/2   $36 1/8  $32 1/4  $38
Low .....................................   34        29       28 1/8   28 3/4
==============================================================================

     The principal market for trading of the common stock is the New York Stock Exchange under the symbol MRK.

CONSOLIDATED                                 Merck & Co., Inc. and Subsidiaries
STATEMENT OF INCOME
------------------------------------------------------------------------------
Years Ended December 31
($ in millions except per share amounts)  1995          1994         1993
------------------------------------------------------------------------------
SALES ................................. $16,681.1     $14,969.8    $10,498.2
COSTS, EXPENSES AND OTHER
Materials and production ..............   7,456.3       5,962.7      2,497.6
Marketing and administrative ..........   3,297.8       3,177.5      2,913.9
Research and development ..............   1,331.4       1,230.6      1,172.8
Gains on sales of specialty chemical
businesses ............................    (682.9)         --            --
Restructuring charge ..................     175.0          --          775.0
Gain on joint venture formation .......      --          (492.0)         --
Provision for joint venture obligation       --           499.6          --
Other (income) expense, net ...........     306.3         176.2         36.2
------------------------------------------------------------------------------
                                         11,883.9      10,554.6      7,395.5
------------------------------------------------------------------------------
INCOME BEFORE TAXES ...................   4,797.2      $4,415.2      3,102.7
TAXES ON INCOME .......................   1,462.0      $1,418.2        936.5
------------------------------------------------------------------------------
Net Income ............................ $ 3,335.2     $ 2,997.0    $ 2,166.2
==============================================================================
EARNINGS PER COMMON SHARE ............. $    2.70     $    2.38    $    1.87
==============================================================================

CONSOLIDATED STATEMENT                        Merck & Co., Inc. and Subsidiaries
OF RETAINED EARNINGS


Years Ended December 31
($ in millions)                           1995          1994          1993
------------------------------------------------------------------------------
BALANCE, JANUARY 1 .................... $10,942.0     $ 9,393.2     $ 8,466.0
------------------------------------------------------------------------------
NET INCOME ............................   3,335.2       2,997.0       2,166.2
COMMON STOCK DIVIDENDS DECLARED .......  (1,578.0)     (1,463.1)     (1,239.0)
NET UNREALIZED GAIN ON INVESTMENTS ....      41.4          14.9          --
------------------------------------------------------------------------------
BALANCE, DECEMBER 31 .................. $12,740.6     $10,942.0     $ 9,393.2
==============================================================================


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT                       Merck & Co., Inc. and Subsidiaries
OF BALANCED SHEET


December 31
($ in millions)                                             1995         1994
-------------------------------------------------------------------------------
ASSETS
-------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents ............................. $  1,847.4    $ 1,604.0
Short-term investments ................................    1,502.4        665.7
Accounts receivable ...................................    2,495.7      2,351.5
Inventories ...........................................    1,872.5      1,660.9
Prepaid expenses and taxes ............................      899.5        639.6
-------------------------------------------------------------------------------
Total current assets ..................................    8,617.5      6,921.7
-------------------------------------------------------------------------------
INVESTMENTS ...........................................    1,969.6      1,416.9
-------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT (at cost)
Land ..................................................      206.3        212.6
Buildings .............................................    2,783.2      2,604.5
Machinery, equipment and office furnishings ...........    4,055.9      4,029.4
Construction in progress ..............................      663.6        826.4
-------------------------------------------------------------------------------
                                                           7,709.0      7,672.9
Less allowance for depreciation .......................    2,439.9      2,376.6
-------------------------------------------------------------------------------
                                                           5,269.1      5,296.3
-------------------------------------------------------------------------------
GOODWILL AND OTHER INTANGIBLES (net of accumulated
amortization of $411.5 million in 1995 and $291.1 million
in 1994) ................................................. 6,826.3      7,212.3
-------------------------------------------------------------------------------
OTHER ASSETS                                               1,149.3      1,009.4
-------------------------------------------------------------------------------
                                                         $23,831.8    $21,856.6
===============================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------
CURRENT LIABILITIES
Accounts payable and accrued liabilities ............... $ 3,105.2    $ 2,715.4
Loans payable and current portion of long-term debt ....     423.1        146.7
Income taxes payable ...................................   1,743.0      2,206.5
Dividends payable ......................................     418.2        380.0
-------------------------------------------------------------------------------
Total current liabilities ..............................   5,689.5      5,448.6
-------------------------------------------------------------------------------
LONG-TERM DEBT .........................................   1,372.8      1,145.9
-------------------------------------------------------------------------------
DEFERRED INCOME TAXES AND NONCURRENT LIABILITIES .......   2,747.5      2,914.3
-------------------------------------------------------------------------------
MINORITY INTERESTS .....................................   2,286.3      1,208.8
-------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Common stock
 Authorized - 2,700,000,000 shares
 Issued - 1,483,463,327 shares - 1995
        - 1,483,167,594 shares - 1994 ...................  4,742.5      4,667.8
Retained earnings ....................................... 12,740.6     10,942.0
-------------------------------------------------------------------------------
                                                          17,483.1     15,609.8

Less treasury stock, at cost
 254,614,794 shares - 1995
 235,341,571 shares - 1994 ..............................  5,747.4      4,470.8
-------------------------------------------------------------------------------
Total stockholders' equity .............................. 11,735.7     11,139.0
-------------------------------------------------------------------------------
                                                         $23,831.8    $21,856.6
===============================================================================


   The accompanying notes are an integral part of this financial statement.

CONSOLIDATED STATEMENT                        Merck & Co., Inc. and Subsidiaries
OF RETAINED EARNINGS



Years Ended December 31
($ in millions)                              1995         1994            1993
-------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Income before taxes ........................ $ 4,797.2   $ 4,415.2    $ 3,102.7
Adjustments to reconcile income before taxes
to cash provided from operations before taxes:
  Gains on sales of specialty chemical
  businesses ................................   (682.9)      --            --
  Restructuring charge ......................    175.0       --           775.0
  Gain on joint venture formation ...........     --        (492.0)        --
  Provision for joint venture obligation ....     --         499.6         --
  Depreciation and amortization .............    667.2       681.6        386.5
  Other .....................................    483.9       (10.7)       (62.9)
  Net changes in assets and liabilities:
   Accounts receivable ......................   (244.1)      (265.0)     (263.1)
   Inventories ..............................   (271.8)       (26.2)      (46.6)
   Accounts payable and accrued liabilities..    383.1        290.6      (122.9)
   Noncurrent liabilities ...................   (290.8)      (123.5)       67.9
   Other ....................................    (43.0)        28.1        71.8
-------------------------------------------------------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES
BEFORE TAXES ................................  4,973.8      4,997.7     3,908.4
INCOME TAXES PAID ........................... (2,029.6)      (857.8)     (859.9)
-------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES ...  2,944.2      4,139.9     3,048.5
-------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures ........................ (1,005.5)    (1,009.3)   (1,012.7)
Purchase of Medco, net of cash and cash
 equivalents acquired .......................     --           --      (1,869.4)
Purchase of securities, subsidiaries and
 other investments ......................... (13,772.3)   (14,814.5)   (9,521.4)
Proceeds from joint venture formation, net of
 cash transferred ..........................      --          759.3       --
Proceeds from sale of securities, subsidiaries
 and other investments ...................... 12,430.1     15,082.3     9,863.5
Proceeds from sales of specialty chemical
 businesses, net of cash transferred ........  1,321.1         --          --
Other .......................................   (295.7)       (50.2)      (47.7)
-------------------------------------------------------------------------------
NET CASH USED BY INVESTING ACTIVITIES ....... (1,322.3)       (32.4)   (2,587.7)
-------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Net change in short-term borrowings .........     40.5     (1,580.2)      910.8
Proceeds from issuance of debt ..............    549.5        336.6       353.8
Payments on debt ............................   (108.2)      (152.4)      (39.4)
Proceeds from issuance of preferred stock of
 subsidiaries ...............................  1,019.6         --            --
Purchase of treasury stock .................. (1,570.9)      (704.5)     (371.0)
Dividends paid to stockholders .............. (1,539.8)    (1,434.1)   (1,174.4)
Proceeds from exercise of stock options .....    264.0        138.6        83.4
Other .......................................    (56.1)        (6.2)       22.6
-------------------------------------------------------------------------------
NET CASH USED BY FINANCING ACTIVITIES ....... (1,401.4)    (3,402.2)     (214.2)
-------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
 CASH EQUIVALENTS ...........................     22.9         69.3         7.7
-------------------------------------------------------------------------------
Net Increase in Cash and Cash Equivalents ...    243.4        774.6       254.3
Cash and Cash Equivalents at Beginning of Year 1,604.0        829.4       575.1
-------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR ...  $ 1,847.4  $  1,604.0   $   829.4
===============================================================================

The accompanying notes are an integral part of this financial statement.

NOTES TO                                      Merck & Co., Inc. and Subsidiaries
FINANCIAL STATEMENTS                    ($ in millions except per share amounts)


1. NATURE OF OPERATIONS
Merck is a leading research-driven pharmaceutical company that discovers, develops, manufactures and markets a broad range of human and animal health products and services. Human health products include therapeutic and preventive agents, generally sold by prescription, for the treatment of human disorders. Human health services include primarily managed prescription drug programs. Animal health/crop protection products include animal medicinals, used for control and alleviation of disease in livestock, small animals and poultry, and agricultural insecticides.

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

2. SUMMARY OF ACCOUNTING POLICIES
Principles of Consolidation -- The consolidated financial statements include the accounts of the Company and all of its subsidiaries. For those consolidated subsidiaries where Company ownership is less than 100%, the outside stockholders' interest in each of the Company's accounts is shown as Minority interests in the consolidated financial statements. The Company follows the equity method for 20% or more owned affiliates.

Foreign Currency Translation -- The U.S. dollar is the functional currency for the Company's foreign subsidiaries.

Cash and Cash Equivalents -- Cash equivalents are comprised of certain highly liquid investments with original maturities of less than three months.

Inventories -- The majority of domestic inventories are valued at the lower of last-in, first-out (LIFO) cost or market. Remaining inventories are valued at the lower of first-in, first-out (FIFO) cost or market.

Depreciation -- Depreciation is provided over the estimated useful lives of the assets, principally using the straight-line method. For tax purposes, accelerated methods are used.


Earnings Per Share -- Earnings per common share are based on the weighted average number of shares outstanding. These weighted averages were 1,236.1 million, 1,257.2 million and 1,156.5 million in 1995, 1994 and 1993, respectively. Common stock equivalents do not have a significant dilutive effect.

Goodwill and Other Intangibles -- Goodwill of $3.8 billion in 1995 and $4.1 billion in 1994 (net of accumulated amortization) represents the excess of acquisition costs over the fair value of net assets of businesses purchased and is amortized on a straight-line basis over periods up to 40 years. Other acquired intangibles principally include customer relationships of $3.0 billion in 1995 and $3.1 billion in 1994 (net of accumulated amortization) that arose in connection with the acquisition of Medco Containment Services, Inc. Other acquired intangibles are recorded at cost and are amortized on a straight-line basis over their estimated useful lives ranging from predominantly 28 to 40 years. The Company continually reviews goodwill and other intangibles to assess recoverability from future operations using undiscounted cash flows. Impairments would be recognized in operating results if a permanent diminution in value occurred.

Use of Estimates -- The financial statements are prepared in conformity with generally accepted accounting principles and, accordingly, include amounts that are based on management's best estimates and judgments.

Reclassifications -- Certain reclassifications have been made to prior year amounts to conform with current year presentation.

3. ACQUISITION, DIVESTITURES AND RESTRUCTURINGS
On November 18, 1993, the Company acquired all the outstanding shares of Medco Containment Services, Inc. for approximately $6.6 billion. Merck-Medco Managed Care (Medco) principally provides services designed to reduce prescription drug benefit costs through managed prescription drug programs. The purchase price consisted of $2.4 billion in cash, 114.0 million common shares with a market value of $3.8 billion, and 36.1 million options valued at $387.1 million, net of tax. The acquisition was accounted for by the purchase method and, accordingly, Medco's results of operations have been included with the Company's since the acquisition date. The fair value of assets acquired and liabilities assumed totaled $5.0 billion and $2.4 billion, respectively. The excess of the purchase price over the fair value of net assets acquired is being amortized on a straight-line basis over 40 years.

     Summarized below are unaudited pro forma combined results of operations for the year ended December 31, 1993 assuming the acquisition occurred at the beginning of the year:


                                                                     1993
-------------------------------------------------------------------------
Sales ......................................................... $13,047.1
Net income ....................................................   2,170.9
Earnings per common share ..................................... $    1.73
=========================================================================

     The unaudited pro forma combined results of operations are not necessarily indicative of the results of operations that would have occurred had the two companies actually combined during the period presented or of future results of operations of the combined companies.

     In June 1993, the Company sold its Calgon Water Management business for $307.5 million to English China Clays plc. The gain from the sale is included in Other (income) expense, net. (See Note 15 for further information.) The Company completed the sale of its remaining specialty chemical businesses in 1995. In January, the Company sold its Calgon Vestal Laboratories business for $261.5 million to Bristol-Myers Squibb. In February, the Company sold its Kelco business to Monsanto for $1.075 billion. These divestitures resulted in pretax gains of $682.9 million recorded in the first quarter. These specialty chemical businesses were not significant to the Company's financial position or results of operations.

     In its continued effort to focus on core businesses, in October 1995, the Company sold Medco Behavioral Care (MBC), a managed mental health-care service business, to MBC management and Kohlberg Kravis Roberts & Co. for $340.0 million. The sale of this business did not have a significant impact on the Company's financial position and will not significantly affect ongoing results of operations.

     The Company recorded a pretax restructuring charge of $775.0 million in 1993 in connection with an initiative to streamline and restructure worldwide operations through staff reductions and consolidation of manufacturing and distribution facilities.

     In the first quarter of 1995, the Company recorded a pretax restructuring charge of $175.0 million. The restructuring actions involve manufacturing facility consolidation, rationalization and work-force reduction in Europe and the United States.

4. STRATEGIC ALLIANCES
In 1989, the Company entered into an agreement with DuPont to form a long-term research and marketing collaboration. Effective January 1, 1991, the Company formed a 50%-owned joint venture with DuPont, creating an independent, research-driven, worldwide pharmaceutical firm. DuPont contributed its entire pharmaceutical and radiopharmaceutical imaging agents businesses and is providing administrative services. The Company is providing research and development expertise, development funds, certain European marketing rights to several of its prescription medicines, international industry expertise and cash. In January 1995, the joint venture began co-promotion of Merck's prescription medicines, Prinivil and Prinzide,in the United States. Joint venture sales for 1995 were $1.2 billion, consisting primarily of cardiovascular, radiopharmaceutical and central nervous system products.

     In December 1994, the Company agreed to arrangements that, among other things, eliminated the Company's right to offset the consequences of disproportionate allocations of the DuPont Merck joint venture income and expense against the Company's right to receive a disproportionate share of income arising from its 1989 long-term research and marketing agreement with DuPont. Accordingly, the Company recorded a $499.6 million provision for an obligation to the joint venture. This obligation is a function of the favorable performance of assets contributed by DuPont to the joint venture through December 31, 1994, and certain Merck contractual commitments. This obligation will be discharged by the end of 1996. The elimination of the offset resulting from the December 1994 agreement will have no material effect on the Company's liquidity or future cash flows. The anticipated favorable results from the 1989 agreement are being reported when realized.

     In 1989, the Company formed a joint venture with Johnson & Johnson to develop and market a broad range of non-prescription medicines for U.S. consumers. In January 1990, the joint venture acquired the U.S. self-medication business of ICI Americas, Inc. (ICI), and ICI acquired the U.S.rights to the Company's antidepressant Elavil, along with other considerations. In January 1993, Merck and Johnson & Johnson extended their U.S. joint venture agreement to include Europe. Also in January 1993, Merck contributed its existing over-the-counter (OTC) medications business in Spain to a new joint venture company. In September 1993, the European joint venture established a new company in the United Kingdom to market Merck and Johnson & Johnson OTC medications. In January 1994, Merck and Johnson & Johnson acquired Laboratoires J.P. Martin, a leading self-medication business in France. In April 1995, the joint venture obtained F.D.A. clearance in the United States for marketing Pepcid AC Acid Controller, a non-prescription formulation of Pepcid, Merck's H2-receptor antagonist. Sales of product marketed by the joint venture were $403.5 million for 1995, consisting primarily of gastrointestinal products.

     In 1991, Merck formed a separate vaccine division to enhance its existing vaccine business and also to expand its presence through acquisitions, licensing agreements and outside research collaborations. In 1992, Merck and Connaught Laboratories, Inc., an affiliate of Pasteur Merieux Serums et Vaccins
(Pasteur), finalized an agreement to collaborate on the development and marketing of combination pediatric vaccines and to promote selected vaccine products in the United States. In November 1994, Merck and Pasteur formed a joint venture to market vaccines and to collaborate in the development of combination vaccines for distribution in Europe. This joint venture is not expected to have a significant impact on comparability of net income in the near term. Joint venture vaccine sales for 1995 were $598.6 million.

     In 1982, the Company entered into an agreement with Astra AB (Astra) to develop and market Astra products in the United States. Under the first phase of the agreement, Merck marketed three Astra products, Prilosec, Plendil and Tonocard, in exchange for a royalty. In July 1993, the Company's total sales of Astra products reached a level that triggered the first step in the establishment of a separate entity for operations related to Astra products. On November 1, 1994, Astra paid Merck $820.0 million for an interest in a joint venture that is carried on in a company called Astra Merck Inc., in which Merck and Astra each own a 50% share. The Company recorded a $492.0 million gain from this transaction. This joint venture develops and markets in the United States most new prescription medicines from Astra's research. The formation of the joint venture has not had a material impact on comparability of net income. As of November 1, 1994, Astra Merck product sales are no longer reported in consolidated sales. Sales for 1994 prior to November 1 were $733.2 million. Joint venture sales for 1995 were $1.3 billion, consisting primarily of Prilosec, for which the joint venture received F.D.A. approval in the United States as the first and only acid pump inhibitor to maintain healing of erosive esophagitis.

     During 1995, Medco entered into a joint venture with the Wyeth-Ayerst Division of American Home Products Corporation to develop, market and implement health management programs for women's health and certain other important therapeutic areas. The joint venture company commenced operations during the year and will introduce its first health management programs in 1996. The formation of this joint venture is not expected to have a significant impact on the Company's financial position or ongoing results of operations.

     Summarized below are net sales by therapeutic class for these joint ventures for the year ended December 31, 1995:

                                                                         1995
-----------------------------------------------------------------------------
Gastrointestinals
  Ethical .......................................................... $1,223.4
  OTC ..............................................................    307.2
-----------------------------------------------------------------------------
                                                                      1,530.6
-----------------------------------------------------------------------------
Vaccines ...........................................................    598.6
Cardiovasculars ....................................................    521.9
Radiopharmaceuticals ................................................   304.0
Central nervous system ..............................................   247.5
Other ...............................................................   289.2
-----------------------------------------------------------------------------
                                                                     $3,491.8
=============================================================================

5. AFFILIATES ACCOUNTED FOR USING THE EQUITY METHOD
Investments in affiliates accounted for using the equity method are included in Other assets and were $737.8 million at December 31, 1995 and $604.5 million at December 31, 1994. Affiliates accounted for using the equity method did not constitute a significant component of the Company's financial position or results of operations prior to 1995. Summarized information for these affiliates for 1995 is as follows:

Year Ended December 31                                                   1995
-----------------------------------------------------------------------------
Sales .............................................................. $3,632.9
Materials and production costs .....................................    873.4
Other expense, net .................................................  1,493.8
Income before taxes ................................................  1,265.7
=============================================================================
December 31
-----------------------------------------------------------------------------
Current assets ..................................................... $1,326.0
Noncurrent assets ..................................................  2,914.3
Current liabilities ................................................    897.5
Noncurrent liabilities .............................................  1,163.6
=============================================================================

6. FINANCIAL INSTRUMENTS AND RELATED DISCLOSURES
Summarized below are the carrying values and fair values of the Company's financial instruments at December 31, 1995 and 1994. Fair values were estimated based on market prices, where available, or dealer quotes.

                                                1995               1994
                                         -----------------  -------------------
                                         Carrying     Fair  Carrying       Fair
                                            Value    Value     Value      Value
-------------------------------------------------------------------------------
ASSETS
-------------------------------------------------------------------------------
Cash and cash equivalents ............... $1,847.4  $1,847.4  $1,604.0 $1,604.0
Short-term investments ..................  1,502.4   1,502.4     665.7    665.9
Long-term investments ...................  1,969.6   1,965.6   1,416.9  1,405.8
Purchased currency options ..............    122.1     110.8      97.6     42.5
Forward exchange contracts
  and currency swaps ....................     80.3      80.3      27.2     27.2
Interest rate swaps .....................     14.4      27.2      --      --
-------------------------------------------------------------------------------
LIABILITIES
-------------------------------------------------------------------------------
Loans payable and current portion
 of long-term debt ...................... $  423.1  $  425.4  $  146.7  $ 143.4
Long-term debt ..........................  1,372.8   1,424.7   1,145.9  1,114.0
Written currency options ................       .2        .2        .5       .5
Forward exchange contracts
 and currency swap ......................      6.1       6.1      45.2     45.2
Interest rate swaps .....................     --        --        --        9.4
===============================================================================

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

     The Company continuously reviews its portfolio of purchased options and will adjust its portfolio to accommodate changes in exposure to forecasted revenues. The most cost-effective means of decreasing coverage provided by purchased options is to write options with terms identical to purchased options that are no longer necessary. Deferred gains or losses that accumulate on purchased options prior to writing an offsetting position will remain deferred and are recognized when the hedged transaction occurs. Subsequent changes in the market value of the written options and related purchased options are recorded in earnings. Because the changes in market value of the purchased options equally offset the written options, there is no net impact on earnings. The carrying value of written currency options is reported in Accounts payable and accrued liabilities or Deferred income taxes and noncurrent liabilities.

     Deferred gains and losses on currency options used to hedge forecasted revenues amounted to $27.2 million and $38.5 million at December 31, 1995 and $3.2 million and $58.3 million at December 31, 1994, respectively.

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

     At December 31, 1995 and 1994, the Company had contracts to exchange foreign currencies, principally the Japanese yen, French franc and Deutschemark, for U.S. dollars in the following notional amounts:

                                                          1995           1994
-----------------------------------------------------------------------------
Purchased currency options .............................   $2,453.4  $1,793.8
Written currency options ...............................       48.3     114.6
Forward sale contracts .................................    1,469.9   1,463.6
Forward purchase contracts .............................      422.3     404.5
=============================================================================

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

    At December 31, 1995, the Company had an interest rate swap contract with a notional amount of $82.0 million to convert a portion of its variable rate investments to fixed rates. This contract matures in 1996. The Company also had a combined interest rate and currency swap contract with a notional amount of $279.6 million to convert a variable rate Dutch guilder investment to a variable rate U.S. dollar investment. The market value of this five-year contract is reported in Other assets with unrealized gains and losses recorded, net of tax, in Stockholders' equity.

     The Company also had two interest rate swap contracts outstanding with a combined notional amount of $352.3 million to convert fixed rates on debt issues to floating rates slightly below commercial paper rates. The maturities of these contracts coincide with the maturities of the underlying debt instruments hedged. The debt issues include $200.0 million in zero coupon euronotes and
200.0 million in Swiss franc eurobonds. Concurrent with the issuance of the Swiss franc eurobonds, the Company entered into an interest rate and currency swap. The currency swap is accounted for similar to forward exchange contracts. (See Note 8 for further information.) The interest rate and currency swaps on the debt issues described above essentially provide the Company with variable rate, U.S. dollar denominated debt at rates of interest lower than rates the Company could otherwise obtain had it actually issued variable rate U.S. dollar debt.

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

     At December 31, 1995, available-for-sale investments include debt and equity securities carried at their fair values of $2.0 billion ($1.3 billion of which mature within one year) and

$820.6 million, respectively. Gross unrealized gains and losses amounted to $11.9 million and $3.5 million for debt securities and $230.0 million and $24.3 million for equity securities, respectively. Held-to-maturity investments are carried at amortized cost of $700.0 million ($200.0 million of which mature within one year) and have a fair value of $696.0 million.

7. INVENTORIES
Inventories at December 31 consisted of:
                                               1995              1994
---------------------------------------------------------------------
Finished goods ............................. $1,078.3        $  926.7
Raw materials and work in process ..........    716.2           684.7
Supplies ...................................     78.0            65.6
---------------------------------------------------------------------
Total (approximates current cost) ..........  1,872.5         1,677.0
Reduction to LIFO cost .....................     --              16.1
---------------------------------------------------------------------
                                             $1,872.5        $1,660.9
=====================================================================
    Inventories valued at LIFO comprised approximately 44% and 42% of inventories at December 31, 1995 and 1994, respectively.

8. LOANS PAYABLE AND LONG-TERM DEBT
Loans payable at December 31, 1995 consisted primarily of the current portion of long-term debt. The remainder was principally borrowings by foreign subsidiaries. The weighted average interest rate for these borrowings was 7.3% and 5.3% at December 31, 1995 and 1994, respectively.

  Long-term debt at December 31 consisted of:
                                               1995              1994
---------------------------------------------------------------------
6.8% euronotes due 2005...................... $ 498.8          $  --
5.3% euronotes due 1998 .....................   251.8           252.4
7.8% notes due 1996 .........................    --             249.6
Zero coupon euronotes due 1997 ..............   181.3           170.9
5.4% Swiss franc eurobonds due 1997 .........   174.0           153.5
6.0% medium-term note due 1997 ..............    99.9            99.8
Other .......................................   167.0           219.7
---------------------------------------------------------------------
                                             $1,372.8        $1,145.9
=====================================================================

     At December 31, 1995, the Company had an interest rate swap contract to convert the 6.1% fixed rate on the zero coupon euronotes to a variable rate slightly below commercial paper rates. In addition, the Company entered into an interest rate and currency swap concurrent with the issuance of the Swiss franc eurobonds. The contract converts the fixed rate on the eurobonds to a variable rate slightly below commercial paper rates, payable in U.S. dollars, and enables the Company to buy 200 million Swiss francs at maturity at a fixed exchange rate. Accordingly, any exchange gain or loss on these bonds will be entirely offset by the change in the carrying value of the contract.

     Other consists primarily of pollution control, industrial revenue financing and foreign borrowings at varying rates up to 9.3%.

     The aggregate maturities of long-term debt for each of the next five years are as follows: 1996, $297.5 million; 1997, $462.8 million; 1998, $264.6 million; 1999, $8.3 million; and 2000, $10.3 million.

9. CONTINGENT LIABILITIES
The Company is involved in various claims and legal proceedings of a nature considered normal to its business, principally product liability and intellectual property cases. Additionally, the Company, along with numerous other defendants, is a party in several antitrust actions brought by retail pharmacies and consumers, alleging conspiracies in restraint of trade and price discrimination, one of which has been certified as a Federal class action and three of which have been certified as state class actions. The Company and several other defendants have entered into an agreement, subject to court approval, to settle the Federal class action alleging conspiracy, pursuant to which the Company would pay $51.8 million, payable in four equal annual installments. The Company has not engaged in any conspiracy and no admission of wrongdoing has been made or is included in the agreement, which was entered into in order to avoid the cost of litigation and the risk of an inaccurate adverse verdict by a jury presented by a case of this size and complexity. While it is not feasible to predict or determine the final outcome of these proceedings, management does not believe that they should result in a materially adverse effect on the Company's financial position, results of operations or liquidity.

     The Company is also a party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, as well as under other Federal and state statutes. While it is not feasible to predict or determine the outcome of these proceedings, management does not believe that they should result in a materially adverse effect on the Company's financial position, results of operations or liquidity. The Company is also remediating environmental contamination resulting from past industrial activity at certain of its sites. The Company has taken an active role in identifying and providing for these costs; and, therefore, management does not believe that these expenditures should result in a materially adverse effect on the Company's financial position, results of operations, liquidity or capital resources.

10. PREFERRED STOCK OF SUBSIDIARY COMPANY
In December 1995, the Company's wholly-owned subsidiary, Merck Sharp & Dohme Overseas Finance, S.A., issued $1.0 billion par value of variable rate nonconvertible Preferred Equity Certificates (PECs). The proceeds will be used to fund a portion of the Company's stock repurchase program and for other general corporate purposes. Beginning in January 1997 to the date fixed for redemption in 2094, the PECs are redeemable at the option of the issuer at the par value plus accumulated and unpaid dividends. The PECs are included in Minority interests in the consolidated financial statements.

11. STOCKHOLDERS' EQUITY
In 1995, common stock increased by $74.7 million, principally as a result of issuances of treasury stock for exercises of stock options and distributions under incentive plans. In 1994,common stock increased by $91.3 million, principally as a result of conversions of subordinated debentures assumed in conjunction with the Medco acquisition into 2.6 million shares of Merck common stock. In 1993, the increase of $4.4 billion was principally due to shares issued and employee stock options converted to Merck options in connection with the acquisition of Medco.

     A summary of treasury stock transactions (shares in thousands) follows:

                            1995                   1994                      1993
                     -----------------       -----------------         ----------------
                       Shares    Cost         Shares      Cost          Shares    Cost
                     ------------------------------------------------------------------
Balance,
  January 1 ........ 235,341.6   $4,470.8   226,676.6   $3,948.0   221,878.1   $3,667.8
Purchases             33,377.2    1,570.9    18,975.0      704.5    10,040.4      371.0
Issued primarily
  under stock
  option and
  incentive plans .. (14,104.0)    (294.3)  (10,310.0)    (181.7)   (5,241.9)     (90.8)
                     ---------   --------   ---------   --------   ---------   --------
Balance,
  December 31        254,614.8   $5,747.4   235,341.6   $4,470.8   226,676.6   $3,948.0
                     =========   ========   =========   ========   =========   ========

     At December 31, 1995, 1994 and 1993, 10 million shares of preferred stock, without par value, were authorized; none were issued.

12. STOCK OPTION AND INCENTIVE PLANS
The Company has stock option plans under which employees and non-employee directors may be granted options to purchase shares of Company common stock at the fair market value at the time of the grant. The Company has also adopted several of the Medco employee stock option plans. In connection with the Medco acquisition, stock options outstanding on the date of acquisition were converted into options to purchase shares of Company common stock with an equivalent value. In addition, in September 1991 and October 1993, the Company made special grants of options to substantially all employees worldwide to purchase 300 shares of stock under each grant. A total of approximately 20.6 million options were granted.
     A summary of information relative to the Company's stock option plans follows:

                                       Number     Average
                                     of Shares     Price
---------------------------------------------------------
Outstanding at January 1, 1993       40,384,535    $32.40
Equivalent options assumed           36,108,076     16.51
Granted                              15,854,640     34.25
Exercised                            (4,985,266)    16.73
Forfeited                              (948,262)    38.89
---------------------------------------------------------
Outstanding at December 31, 1993     86,413,723     26.93
Granted                              19,973,017     31.53
Exercised                            (9,878,486)    14.01
Forfeited                            (2,843,918)    34.41
---------------------------------------------------------
Outstanding at December 31, 1994     93,664,336     29.05
GRANTED                              14,193,077     43.38
EXERCISED                           (13,955,704)    18.96
FORFEITED                            (2,480,703)    34.89
---------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 1995     91,421,006    $32.65
EXERCISABLE AT DECEMBER 31, 1995     29,272,456    $26.46
=========================================================

     At December 31, 1995 and 1994, 15,842,665 shares and 11,607,626 shares, respectively, were available for future grants under the terms of these plans.

     The Company has incentive compensation plans that provide cash awards to employees and may provide deferred awards to certain executives and other key employees. For 1995, total awards under the plans were $95.1 million.

13. RETIREMENT PLANS
In addition to required governmental retirement plans, the Company and certain of its subsidiaries have retirement plans for eligible employees that provide benefits based upon age, years of service and compensation. Certain plans also consider primary social security payments in calculating benefits. The expenses for these governmental, Company and subsidiary plans were $285.6 million in 1995, $301.3 million in 1994 and $262.3 million in 1993. Expenses for Company and subsidiary plans were $109.0 million in 1995, $140.1 million in 1994 and $97.0 million in 1993.

     Net pension cost for the Company's plans includes the following components:

                                   1995      1994       1993
------------------------------------------------------------
Service cost - benefits
  earned during the year ....... $  98.7   $ 109.8   $  97.4
Interest cost on projected
  benefit obligation ...........   139.8     134.7     135.7
Net amortization and deferral ..   185.9    (105.9)     74.4
Actual return on assets ........  (315.4)      1.5    (210.5)
------------------------------------------------------------
Net pension cost ............... $ 109.0   $ 140.1   $  97.0
============================================================
     The net pension cost attributable to international plans and included above was $47.2 million in 1995, $42.5 million in 1994 and $41.8 million in 1993.

     In 1993, net losses of $254.8 million were recorded pursuant to Statement No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, due to work-force reduction programs associated with the 1993 restructuring efforts and sale of the Calgon Water Management business.

      The Company's funding policy for Employee Retirement Income Security Act of 1974 and foreign plans is to contribute amounts to maintain assets in excess of the projected benefit obligations. Company contributions over the next several years are expected to continue to improve the funded status of the worldwide plans. The plans' assets are diversified in stocks, bonds, short-term and other investments.

      The plans' funded status at December 31 was as follows:


                                                1995                 1994
                                         -----------------     -----------------
                                          OVER       UNDER      Over      Under
                                         FUNDED     FUNDED     Funded     Funded
--------------------------------------------------------------------------------
Plan assets at market value ........... $1,726.2   $   19.5   $1,328.7  $  42.5
--------------------------------------------------------------------------------
Accumulated benefit obligation
  Vested ..............................  1,197.5       62.3    1,051.6     86.6
  Nonvested ...........................    250.5       27.8      178.4     33.1
--------------------------------------------------------------------------------
                                         1,448.0       90.1    1,230.0    119.7
--------------------------------------------------------------------------------
Plan assets in excess of (less than)
  accumulated benefit obligation ......    278.2      (70.6)      98.7    (77.2)
Projected compensation increases ......    466.4      132.6      297.1     95.2
--------------------------------------------------------------------------------
Projected benefit obligation in
  excess of plan assets ...............   (188.2)    (203.2)    (198.4)  (172.4)
Unamortized transitional net
  (asset) obligation ..................    (97.4)       8.9     (117.8)     9.1
Unrecognized net loss .................    380.3       43.6      216.6     24.9
Unrecognized prior service cost .......     48.9       14.3       92.2     19.2
--------------------------------------------------------------------------------
Net pension asset (liability) ......... $  143.6   $ (136.4)  $   (7.4) $(119.2)
================================================================================

     International plan assets at market value, included in the above table, were $592.9 million in 1995 and $544.0 million in 1994. The accumulated benefit obligation of international plans, included in this table, was $545.8 million in 1995 and $484.0 million in 1994.

     The discount rate used in determining the projected benefit obligation and costs was 7% at December 31, 1995, 8.5% at December 31, 1994 and 7.5% at December 31, 1993. The rate of future compensation increases used in determining the projected benefit obligation and costs was 4.5% at December 31, 1995, and 5% at December 31, 1994 and 1993. The expected long-term rate of return on plan assets was 10% at December 31, 1995, 1994 and 1993.

     In the aggregate, average international plan assumptions do not vary significantly from U.S. assumptions.

14. OTHER POSTRETIRMENT BENEFITS
The Company provides health-care (in excess of Medicare) and life insurance benefits for eligible active and retired employees, principally in the United States. The Company reserves the right to modify such benefits in the future. The expected costs of providing postretirement health-care and life insurance benefits are accrued over the employee service period. The cost of postretirement benefits other than pensions was $7.6 million In 1995, $42.1 million in 1994 and $79.9 million in 1993. The cost of health-care and life insurance benefits for active employees was $125.0 million in 1995, $130.4 million in 1994 and $122.5 million in 1993.

     Net postretirement benefit cost includes the following components:

                                                     1995      1994      1993
-----------------------------------------------------------------------------
Service cost - benefits
  earned during the year .......................... $  16.8   $ 31.7   $ 31.0
Interest cost on accumulated
  postretirement benefit obligation ...............    44.0     58.4     69.2
Net amortization and deferral .....................    54.1    (52.4)     2.1
Actual return on assets ...........................  (107.3)     4.4    (22.4)
------------------------------------------------------------------------------
Net postretirement benefit cost ...................  $  7.6   $ 42.1   $ 79.9
==============================================================================

     Net postretirement benefit cost in 1995 and 1994 includes the effects of changes in certain cost-sharing provisions and the Company's method of providing certain benefits.

     In addition to net postretirement benefit cost, net losses of $71.7 million were recorded in 1993 pursuant to Statement No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, due to work-force reduction programs associated with the 1993 restructuring efforts and sale of the Calgon Water Management business.

     The Company contributes to a retiree health-care qualified trust that will be used to pay a portion of its postretirement benefit liability. The plans' assets are diversified in stocks, bonds and short-term and other investments.

The plans' funded status at December 31 was as follows:
                                                  1995                1994
--------------------------------------------------------------------------
Plan assets at market value                      $ 473.8           $ 363.6
--------------------------------------------------------------------------
Accumulated postretirement benefit obligation
  Retirees ......................................  392.4             363.3
  Other fully eligible participants .............   45.3              90.4
  Other active participants .....................  231.0             295.0
--------------------------------------------------------------------------
                                                   668.7             748.7
--------------------------------------------------------------------------
Accumulated postretirement benefit obligation
  in excess of plan assets ...................... (194.9)           (385.1)
Unrecognized net (gain) loss ....................  (98.4)             41.9
Unrecognized plan changes ....................... (154.2)           (163.0)
--------------------------------------------------------------------------
Net postretirement benefit liability ........... $(447.5)          $(506.2)
==========================================================================

     The discount rate used in determining the accumulated postretirement benefit obligation and costs was 7% at December 31, 1995, 8.5% at December 31, 1994 and 7.5% at December 31, 1993. The expected long-term rate of return on plan assets was 10% in 1995, 1994 and 1993. The health-care cost trend rate was 9.3% at December 31, 1995. The rate will gradually decline to 5.0% over an 8-year period. The effect of increasing the health-care cost trend rate by one percentage point in each year would increase the accumulated post retirement benefit obligation at December 31, 1995 by $70.5 million and the total service and interest cost components of the 1995 net postretirement benefit cost by $9.0 million.

15. OTHER (INCOME) EXPENSE, NET
                                     1995      1994       1993
--------------------------------------------------------------
Interest income                    $(191.0)  $(153.9)  $(138.9)
Interest expense                      98.7     124.4      84.7
Exchange (gains) losses               (7.8)     26.2      68.2
Minority interests                    91.9      93.4      50.3
Equity (income) loss
  from affiliates                   (346.3)    (56.6)     26.1
Amortization of goodwill and
  other intangibles                  192.0     193.9      28.2
Other, net                           468.8     (51.2)    (82.4)
--------------------------------------------------------------
                                    $306.3   $ 176.2   $  36.2
==============================================================

     The improving trend in exchange (gains) losses primarily reflects a reduction in exchange losses from Brazilian operations. Such losses were largely offset by local pricing actions.

     Minority interests include third parties' share of exchange gains and losses arising from translation of the financial statements into U.S. dollars.

     The improving trend in equity (income) loss from affiliates primarily reflects the 1994 formation of the Astra Merck joint venture. Dividends and distributions received from affiliates accounted for using the equity method were $296.1 million in 1995.

     Amortization of goodwill and other intangibles in 1995 and 1994 reflects the full year's impact of the Medco acquisition.

     In 1995, other, net, includes $500.5 million of nonrecurring charges consisting of $278.5 million for losses on sales of assets, $161.2 million for endowment of The Merck Company Foundation and $60.8 million for settlement of claims.

     In 1993, other, net, includes a gain of $148.8 million from the Company's sale of its Calgon Water Management business. This gain was largely offset by a $78.8 million provision for environmental costs and a $60.0 million provision for the funding of The Merck Company Foundation.

     Interest paid was $85.5 million in 1995, $144.0 million in 1994 and $89.1 million in 1993.

16. TAXES ON INCOME

A reconciliation between the Company's effective tax rate and the U.S. statutory rate follows:

                                                             Tax Rate
                                             1995   --------------------------
                                            Amount      1995      1994    1993
------------------------------------------------------------------------------
U.S. statutory rate applied
  to pretax income .....................   $1,679.0       35.0%    35.0%  35.0%
Differential arising from:
  Tax exemption for Puerto Rico
  operations ...........................      (86.4)      (1.8)    (3.8)  (5.1)
  Equity income from affiliates ........      (70.9)      (1.5)     (.2)   (.1)
  Foreign operations ...................      (44.2)       (.9)    (1.1)  (1.4)
  State taxes ..........................       73.0        1.5      2.2    2.8
  Other, including
  minority interests ...................      (88.5)      (1.8)     --    (1.0)
------------------------------------------------------------------------------
                                           $1,462.0       30.5%    32.1%  30.2%
==============================================================================

  Domestic companies contributed approximately 76% in 1995, 73% in 1994 and 78% in 1993 to consolidated pretax income.
  Taxes on income consisted of:
                                 1995       1994       1993
------------------------------------------------------------
Current provision
  Federal ..................... $1,043.4   $1,003.1   $668.2
  Foreign .....................    455.1      359.0    311.4
  State .......................    149.4      152.6    123.9
------------------------------------------------------------
                                 1,647.9    1,514.7  1,103.5
------------------------------------------------------------
Deferred provision
  Federal .....................    (64.3)    (166.6)   (84.0)
  Foreign .....................    (95.9)      72.2    (89.7)
  State .......................    (25.7)      (2.1)     6.7
------------------------------------------------------------
                                  (185.9)     (96.5)  (167.0)
------------------------------------------------------------
                                $1,462.0   $1,418.2 $  936.5
============================================================

     Deferred income taxes at December 31 consisted of:

                                        1995                   1994
                                 -------------------    -------------------
                                 Assets  Liabilities    Assets  Liabilities
---------------------------------------------------------------------------
Other intangibles .............  $ --     $1,243.1        $ --   $1,305.1
Accelerated depreciation ......    --        524.9          --      480.5
Inventory related .............    463.6     180.3        337.7     176.4
Other postretirement benefits .    183.4       --         199.5       --
Provision for joint venture
  obligation ..................    174.4       --         174.9       --
Restructuring charge               155.3       --         123.9       --
Equity investments                 --        153.4          --       82.4
Equivalent Medco
  options assumed                   92.4       --         139.5       --
Environmental related               81.7       --          85.7       --
Compensation related                70.5       --          59.1       --
Pension benefits                    28.3      65.2         68.8      52.5
Leasing activity                   --         40.7          --       53.1
Other                              663.5     428.7        574.5     412.7
---------------------------------------------------------------------------
                                 1,913.1   2,636.3      1,763.6   2,562.7
Valuation allowance                (15.0)      --          (3.8)      --
---------------------------------------------------------------------------
                                $1,898.1  $2,636.3     $1,759.8  $2,562.7
===========================================================================

     At December 31, 1995 and 1994, current deferred tax assets of $722.8 million and $481.1 million, respectively, were included in Prepaid expenses and taxes and current deferred tax liabilities of $98.0 million and $74.6 million, respectively, were included in Income taxes payable. In addition, at December 31, 1995 and 1994, noncurrent deferred tax assets of $26.3 million and $32.2 million, respectively, were included in Other assets and noncurrent deferred tax liabilities of $1.4 billion and $1.2 billion, respectively, were included in Deferred income taxes and noncurrent liabilities. Income taxes paid in 1995, 1994 and 1993 were $2.0 billion, $857.8 million and $859.9 million, respectively. The increase in 1995 primarily reflects taxes paid on the 1994 gain resulting from the sale to Astra of an interest in a joint venture, the 1995 gains on sales of subsidiaries and a change in law affecting the calculation of Federal estimated payments.

     At December 31, 1995, foreign earnings of $4.8 billion and domestic earnings of $880.9 million have been retained indefinitely by subsidiary companies for reinvestment. No provision is made for income taxes that would be payable upon the distribution of such earnings, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability. These earnings include income from manufacturing operations in Ireland, that were tax exempt through 1990 and are taxed at 10% thereafter. In addition,the Company has domestic subsidiaries operating in Puerto Rico under a tax incentive grant that expires in 2008.

     The Company's Federal income tax returns have been audited through 1989.

17. GEOGRAPHIC SEGMENT REPORTING
                                    1995            1994            1993
----------------------------------------------------------------------------
CUSTOMER SALES
North America .................... $11,704.3       $10,561.6       $ 6,431.8
Europe ...........................   2,894.3         2,552.6         2,397.8
Asia Pacific .....................   1,753.2         1,586.7         1,425.0
Other Foreign ....................     329.3           268.9           243.5
AFFILIATE SALES
North America ....................   1,640.3         1,390.2         1,224.9
Europe ...........................     798.8           611.3           573.8
Asia Pacific .....................      59.1            44.8            37.2
Other Foreign ....................       1.5              .6              .8
Eliminations .....................  (2,499.7)       (2,046.9)       (1,836.6)
----------------------------------------------------------------------------
                                   $16,681.1       $14,969.8       $10,498.2
============================================================================
INCOME BEFORE TAXES(1)
North America ...................  $ 3,442.1       $ 3,182.7       $ 2,488.7
Europe ..........................      925.2         1,021.4           379.3
Asia Pacific ....................      323.4           277.3           241.9
Other Foreign ...................      (17.4)            1.9           (34.3)
Eliminations ....................     (259.4)         (102.7)          (23.1)
----------------------------------------------------------------------------
                                   $ 4,413.9         4,380.6         3,052.5
Non-operating income ............      383.3            34.6            50.2
----------------------------------------------------------------------------
                                   $ 4,797.2       $ 4,415.2       $ 3,102.7
============================================================================
ASSETS
North America ...................  $14,563.3       $14,538.9       $13,185.5
Europe ..........................    2,202.4         2,158.2         1,956.5
Asia Pacific ....................    1,542.3         1,310.3         1,277.6
Other Foreign ...................      196.9           151.6           112.2
Cash and Investments ............    5,319.4         3,686.6         3,322.2
Other Corporate Assets ..........    1,513.3         1,147.9         1,016.2
Eliminations ....................   (1,505.8)       (1,136.9)         (942.7)
----------------------------------------------------------------------------
                                   $23,831.8       $21,856.6       $19,927.5
============================================================================
(1) Amounts for 1993 include a restructuring charge of $538.6 million for North America, $222.8 million for Europe, $1.7 million for Asia Pacific and $11.9 million for Other Foreign.

     Sales to affiliates by North America include products manufactured in the United States that are shipped to facilities in foreign countries for manufacture into finished products. Sales to affiliates are at negotiated prices based on specific market conditions. Profits are shown within the geographic areas at the time of sale; such profits, however, are included in consolidated income when a sale is made to a customer. Research and development expenses are included in the geographic area in which the expenses were incurred. Investments in affiliates accounted for using the equity method are included in Other Corporate Assets and earnings from these investments are included in Non-operating income. These affiliates primarily operate in North America.

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

     The recommendations of the internal auditors and independent public accountants are reviewed by management. Control procedures have been implemented or revised as appropriate to respond to these recommendations. No material control weaknesses have been brought to the attention of management. In management's opinion, for the year ended December 31, 1995, the internal control system was strong and accomplished the objectives discussed herein.

/s/ Raymond V. Gilmartin                /s/ Judy C. Lewent

Raymond V. Gilmartin                    Judy C. Lewent
Chairman, President and                 Senior Vice President and
Chief Executive Officer                 Chief Financial Officer


REPORT OF
INDEPENDENT
PUBLIC ACCOUNTANTS

To the Stockholders and
Board of Directors of Merck & Co., Inc.:

We have audited the accompanying consolidated balance sheets of Merck & Co., Inc. (a New Jersey corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis,evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merck & Co., Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                                /s/ Arthur Andersen LLP

New York, New York                              ARTHUR ANDERSEN LLP
January 23, 1996

AUDIT
COMMITTEE'S REPORT

The Audit Committee of the Board of Directors is comprised of six outside directors. The members of the Committee are: Charles E. Exley Jr., Chairman; Carolyne K. Davis, Ph.D., Vice Chairman; Sir Derek Birkin; William N. Kelley, M.D.; Samuel O. Thier, M.D., and Dennis Weatherstone. The Committee held three meetings during 1995.

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


                                                /s/ Charles E. Exley Jr.

                                                Charles E. Exley Jr.
                                                Chairman, Audit Committee

COMPENSATION
AND BENEFITS
COMMITTEE'S REPORT

The Compensation and Benefits Committee is comprised of five outside directors. The members of the Committee are: H. Brewster Atwater Jr., Chairman; Lawrence A. Bossidy, Vice Chairman; William G. Bowen, Ph.D.; Johnnetta B. Cole, Ph.D., and Lloyd C. Elam, M.D. The Committee held five meetings during 1995.

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

                            /s/ H. Brewster Atwater Jr.

                            H. Brewster Atwater Jr.
                            Chairman, Compensation and Benefits Committee


SELECTED FINANCIAL DATA/(1)/                                                          Merck & Co., Inc. and Subsidiaries
($ in millions except per share amount)  1995         1994        1993/(2)/     1992/(3)/     1991            1990       1989
-----------------------------------------------------------------------------------------------------------------------------
Results for Year:
Sales.................................. $16,681.1    $14,969.8    $10,498.2     $ 9,662.5    $8,602.7     $7,671.5   $6,550.5
Materials and production costs.........   7,456.3      5,962.7      2,497.6       2,096.1     1,934.9      1,778.1    1,550.3
Marketing/administrative expenses......   3,297.8      3,177.5      2,913.9       2,963.3     2,570.3      2,388.0    2,013.4
Research/development expenses..........   1,331.4      1,230.6      1,172.8       1,111.6       987.8        854.0      750.5
Gains on sales of specialty
  chemical businesses..................    (682.9)        --           --            --           --          --         --
Restructuring charge...................     175.0         --          775.0          --           --          --         --
Gain on joint venture formation........      --         (492.0)        --            --           --          --         --
Provision for joint venture obligation.      --          499.6         --            --           --          --         --
Other (income) expense, net............     306.3        176.2         36.2         (72.1)      (57.0)       (47.4)     (46.7)
Income before taxes....................   4,797.2      4,415.2      3,102.7       3,563.6     3,166.7      2,698.8    2,283.0
Taxes on income........................   1,462.0      1,418.2        936.5       1,117.0     1,045.0        917.6      787.6
Net income.............................   3,335.2      2,997.0      2,166.2       2,446.6     2,121.7      1,781.2    1,495.4
Earnings per common share..............     $2.70        $2.38        $1.87         $2.12       $1.83        $1.52      $1.26
Dividends declared.....................   1,578.0      1,463.1      1,239.0       1,106.9       920.3        788.1      681.5
Dividends paid per common share........     $1.24        $1.14        $1.03          $.92        $.77         $.64       $.55
Capital expenditures...................   1,005.5      1,009.3      1,012.7       1,066.6     1,041.5        670.8      433.0
Depreciation...........................     463.3        475.6        348.4         290.3       242.7        231.4      206.4
-----------------------------------------------------------------------------------------------------------------------------
YEAR-END POSITION:
Working capital........................ $ 2,928.0    $ 1,473.1    $  (161.1)    $   782.4    $1,496.5     $  939.2   $1,502.5
Property, plant and equipment (net)....   5,269.1      5,296.3      4,894.6       4,271.1     3,504.5      2,721.7    2,292.5
Total assets...........................  23,831.8     21,856.6     19,927.5      11,086.0     9,498.5      8,029.8    6,756.7
Long-term debt.........................   1,372.8      1,145.9      1,120.8         495.7       493.7        124.1      117.8
Stockholders' equity...................  11,735.7     11,139.0     10,021.7       5,002.9     4,916.2      3,834.4    3,520.6
-----------------------------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS:
Net income as a % of:
  Sales................................     20.0%        20.0%        20.6%         25.3%       24.7%        23.2%      22.8%
  Average total assets.................     14.6%        14.3%        14.0%         24.1%       24.2%        24.1%      23.2%
-----------------------------------------------------------------------------------------------------------------------------
YEAR-END STATISTICS:
Average common shares
 outstanding (millions)................   1,236.1      1,257.2     1,156.5        1,153.5     1,159.9      1,172.1    1,188.3
Number of stockholders.................   243,000      244,700      231,300       161,200      91,100       82,300     75,600
Number of employees....................    45,200       47,500       47,100/(4)/   38,400      37,700       36,900     34,400
=============================================================================================================================

                                         1988       1987        1986       1985
-----------------------------------------------------------------------------------------------------------------------------
Results for Year:
Sales................................. $5,939.5      $5,061.3   $4,128.9    $3,547.5
Materials and production costs........  1,526.1       1,444.3    1,338.0     1,272.4
Marketing/administrative expenses.....  1,877.8       1,682.1    1,269.9     1,009.0
Research/development expenses.........    668.8         565.7      479.8       426.3
Gains on sales of specialty
  chemical businesses.................     --            --         --           --
Restructuring charge..................     --            --         --           --
Gain on joint venture formation.......     --            --         --           --
Provision for joint venture obligation     --            --         --           --
Other (income) expense, net...........     (4.2)         (36.0)     (32.1)      (17.2)
Income before taxes...................  1,871.0        1,405.2    1,073.3       857.0
Taxes on income.......................    664.2          498.8      397.6       317.1
Net income............................  1,206.8          906.4      675.7       539.9
Earnings per common share.............    $1.02           $.74       $.54        $.42
Dividends declared....................    546.3          365.2      278.5       235.1
Dividends paid per common share.......     $.43           $.27       $.21        $.18
Capital expenditures..................    372.7          253.7      210.6       237.6
Depreciation..........................    189.0          188.5      167.2       163.6
-----------------------------------------------------------------------------------------------------------------------------
YEAR-END POSITION:
Working capital....................... $1,480.3       $  798.3   $1,094.3    $1,106.6
Property, plant and equipment (net)...  2,070.7        1,948.0    1,906.2     1,882.8
Total assets..........................  6,127.5        5,680.0    5,105.2     4,902.2
Long-term debt........................    142.8          167.4      167.5       170.8
Stockholders' equity..................  2,855.8        2,116.7    2,541.2     2,607.7
-----------------------------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS:
Net income as a % of:
  Sales...............................     20.3%         17.9%       16.4%      15.2%
  Average total assets................     20.4%         16.8%       13.5%      11.4%
-----------------------------------------------------------------------------------------------------------------------------
YEAR-END STATISTICS:
Average common shares
 outstanding (millions)...............  1,186.9        1,221.2    1,253.9     1,282.7
Number of stockholders................   68,500         56,900     48,300      47,000
Number of employees...................   32,000         31,100     30,700      30,900
=============================================================================================================================

(1) Amounts after 1992 include the impact of Medco from the date of acquisition on November 18, 1993.
(2)  Amounts for 1993 include a restructuring charge of $.45 per share.
(3) Results of operations for 1992 exclude the cumulative effect of accounting changes.
(4)  Increase in 1993 is due to the inclusion of 10,300 Medco employees.

                                                                              51