Form 10-K, Exhibit 13
period 1996-12-31
MERCK & CO INC
filed 1997-03-19
CIK 64978

--------------------------------------------------------------------------------
FINANCIAL REVIEW
--------------------------------------------------------------------------------


DESCRIPTION OF MERCK'S BUSINESS

Merck is a leading research-driven pharmaceutical company that discovers, develops, manufactures and markets a broad range of human and animal health products and services.

SALES
--------------------------------------------------------------------------------
($ in millions)                                 1996         1995        1994
--------------------------------------------------------------------------------
Elevated cholesterol.......................  $ 4,055.9    $ 3,211.1    $ 2,599.0
Hypertension/heart failure.................    3,512.4      3,021.3      2,752.6
Anti-ulcerants.............................    1,143.6      1,019.8      1,565.7
Antibiotics................................      822.3        848.3        827.4
Ophthalmologicals..........................      693.1        570.6        482.3
Vaccines/biologicals.......................      586.8        529.9        485.3
Benign prostatic hyperplasia...............      450.1        405.8        322.7
Osteoporosis...............................      281.8         45.2          4.6
Other Merck human health...................       71.3        221.3        376.7
Other human health.........................    7,167.3      5,726.7      4,103.9
Animal health/crop protection..............    1,044.1      1,041.9      1,027.4
Specialty chemical.........................         --         39.2        422.2
--------------------------------------------------------------------------------
                                             $19,828.7    $16,681.1    $14,969.8
================================================================================

     Human health products include therapeutic and preventive agents, generally sold by prescription, for the treatment of human disorders. Among these are elevated cholesterol products, which include Zocor and Mevacor; hypertension/heart failure products which include Vasotec, the largest-selling product among this group, Prinivil and Vaseretic, as well as Cozaar and Hyzaar, both of which were launched in 1995; anti-ulcerants, of which Pepcid is the largest-selling, succeeding Prilosec, the largest-selling prior to its 1994 transfer to the Astra Merck joint venture; antibiotics, of which Primaxin and Noroxin are the largest-selling; ophthalmologicals, of which Timoptic, Timoptic-XE and Trusopt are the largest-selling; vaccines/biologicals, of which M-M-R II, a pediatric vaccine for measles, mumps and rubella, Recombivax HB (hepatitis B vaccine recombinant) and Varivax, a live virus vaccine for the prevention of chickenpox, are the largest-selling; benign prostatic hyperplasia, which includes Proscar, a treatment for symptomatic benign prostate enlargement; osteoporosis, which includes Fosamax, for treatment in postmenopausal women, launched in the United States in October 1995; and other Merck human health products, which include Crixivan, an HIV protease inhibitor, cleared for marketing in the United States by the U.S. Food and Drug Administration (F.D.A.) in March 1996, anti-inflammatory/ analgesics, psychotherapeutics and a muscle relaxant. Also included in this category are rebates and discounts on Merck pharmaceutical products. Other human health primarily includes Merck-Medco Managed Care (Medco) sales of non-Merck products and Medco human health services, principally managed prescription drug programs.

     Animal health/crop protection products include medicinals used to control and alleviate disease in livestock, small animals and poultry. These products are primarily antiparasitics, of which Ivomec for the control of internal and external parasites in livestock, and Heartgard-30 for the prevention of canine heartworm disease, are the largest-selling. This category also includes crop protection products, coccidiostats for the treatment of poultry diseases, and poultry breeding stock.

     In December 1996, Merck and Rhone-Poulenc announced plans to combine their respective animal health businesses, discussed in greater detail under Strategic Alliances. The Company also announced in December that it plans to divest its crop protection business. As and when these transactions are completed, Merck will cease to report animal health/crop protection sales.

     Specialty chemical products are used in health care, food processing, oil exploration, paper, textiles and personal care. All specialty chemical businesses were divested by the first quarter of 1995.

     Merck sells its human health products to drug wholesalers and retailers, hospitals, clinics, government agencies and managed health-care providers such as health maintenance organizations and other institutions. The Company's professional representatives communicate the effectiveness, safety and value of our products to health-care professionals in private practice, group practices and managed-care organizations. Animal health/crop protection products are sold to veterinarians, distributors, wholesalers, retailers, feed manufacturers, veterinary suppliers and laboratories.


COMPETITION AND THE HEALTH-CARE ENVIRONMENT

The markets in which the Company's business is conducted are highly competitive and, in many cases, highly regulated. Global efforts toward health-care cost containment continue to exert pressure on product pricing. In the United States, government efforts to slow the increase of health-care costs and the demand for price discounts from managed-care groups have limited the Company's ability to mitigate the effect of inflation on costs and expenses through pricing. Outside of the United States, government mandated cost containment programs have required the Company to similarly limit selling prices. Additionally, government actions have significantly reduced the sales growth of certain products by decreasing the patient reimbursement cost of the drug, restricting the volume of drugs that physicians can prescribe, and increasing the use of generic products. It is anticipated that the worldwide trend for cost containment and competitive pricing will continue for the balance of the 1990's and result in continued pricing pressures.

     In the United States, legislative bodies are working to expand health-care access and reduce the associated costs. The debate on reforms to the health-care system will be protracted. Although the Company cannot fully predict the outcome of legislation to accomplish the goals of reform, it is well positioned to respond to evolving market forces resulting from legislative changes to the system. The Company believes that its current policies and strategies will enable it to maintain a strong position in this changing economic environment.


BUSINESS STRATEGIES

Consistent with our strategy to grow through volume, the Company is firmly committed to a policy of constraining price increases, given stable market conditions and government policies that foster innovation. Since 1990, this policy has limited the net weighted average price changes for all human health products to the projected general rate of inflation as measured by the U.S. Consumer Price Index (CPI), and, since 1993, has further limited price increases on individual products to the projected CPI plus 1% on an annual basis. Since its inception, this policy has yielded a cumulative net price increase that is significantly below the cumulative increase in the general rate of U.S. inflation.

     The Company is discovering new innovative products and developing new indications for existing products - the result of its continuing commitment to research. The Company is also developing innovative sales, marketing and education techniques; establishing joint ventures, licensing agreements and health-care partnerships with large managed-care organizations and other payors, and demonstrating to payors and providers the cost effectiveness of Merck products. Additionally, achievement of productivity gains has become a permanent strategy. The Company expects that these gains will continue to offset inflation at the manufacturing level. Actions undertaken include plant optimization, implementing lowest cost processes, improving technology transfer between research and manufacturing, re-engineering of core and administrative processes and delayering the organization.

     To enhance its competitive position in the fast growing area of managed care, Merck acquired Medco Containment Services, Inc. in 1993. Medco provides pharmaceutical benefits management services in the United States to control prescription drug benefit costs. Medco manages prescription drug programs through its mail order and retail pharmacy networks and offers a series of health management programs that improve drug therapy, promote better health outcomes and lower the long-term cost of care associated with certain chronic diseases. Medco sells its pharmaceutical benefits management services to corporations, labor unions, insurance companies, Blue Cross and Blue Shield organizations, Federal and state employee plans, health maintenance and other similar organizations.


STRATEGIC ALLIANCES

To expand its research base and realize synergies from combining capabilities, opportunities and assets, the Company has formed a number of joint ventures. In 1982, Merck entered into an agreement with Astra AB (Astra) to develop and market Astra's products under a royalty-bearing license. In 1993, the Company's total sales of Astra products reached a level that triggered the first step in the establishment of a joint venture business carried on by Astra Merck Inc., in which Merck and Astra each own a 50% share. The joint venture, formed in November 1994, develops and markets Astra's new prescription medicines in the United States. Astra Merck sales are not reported in the Company's consolidated sales. Merck sales of Astra products for 1994 prior to November were $733.2 million. Joint venture sales were $1.8 billion for 1996 and $1.3 billion for 1995, consisting primarily of Prilosec, the first of a class of medications known as proton pump inhibitors which slows the production of acid from the cells of the stomach lining. In 1996, the joint venture received clearance from the F.D.A. to market Prilosec in combination with the antibiotic Biaxin(R) (clarithromycin). The combination therapy will be indicated for the treatment of patients with Helicobacter pylori infection and active duodenal ulcers to
              -------------------
eradicate H. pylori, the bacteria now believed to cause approximately 90% of
          ---------
duodenal ulcers. Astra Merck has also received F.D.A. clearance to market Prilosec for the short-term treatment of active, benign gastric ulcers and, in December 1996, approval to market Lexxel, a combination product for the treatment of hypertension.

     In 1989, Merck formed a joint venture with Johnson & Johnson to develop and market a broad range of non-prescription medicines for U.S. consumers. This 50% owned joint venture was expanded into Europe in 1993, and into Canada in 1996. Sales of product marketed by the joint venture were $530.2 million for 1996 and $403.5 million for 1995, consisting primarily of gastrointestinal products including Pepcid AC Acid Controller, a non-prescription formulation of Pepcid, Merck's H2-receptor antagonist, and Mylanta. Pepcid AC continues to lead the high-growth U.S. acid relief market.

     In 1991, Merck and E.I. du Pont de Nemours and Company (DuPont) formed an independent, research-driven, worldwide pharmaceutical joint venture, equally owned by each party. DuPont contributed its entire pharmaceutical and radiopharmaceutical imaging agents businesses and is providing administrative services. Merck contributed cash and European marketing rights to several of its prescription medicines and is providing research and development funding and expertise and international industry expertise. Joint venture sales were $1.3 billion for 1996 and $1.2 billion for 1995, consisting primarily of cardiovascular, radiopharmaceutical and central nervous system products.

     In 1994, Merck and Pasteur Merieux Serums et Vaccins (Pasteur) established a 50% owned joint venture to market vaccines and to collaborate in the development of combination vaccines for distribution in Europe. Joint venture vaccine sales were $663.0 million for 1996 and $598.6 million for 1995.

     In December 1996, Merck and Rhone-Poulenc announced plans to combine their respective animal health businesses to form an equally owned joint venture to be called Merial. The joint venture, which is subject to approval by European, French and U.S. authorities, is expected to be fully operational by the second quarter of 1997. Sales of the Company's animal health products, which will no longer be reported as part of the Company's consolidated sales once the venture is operational, were $843.2 million in 1996. This transaction is not expected to have a significant effect on the Company's financial position, liquidity or results of operations.


FOREIGN OPERATIONS

     The Company's operations outside the United States are conducted primarily through subsidiaries. Sales by subsidiaries outside the United States were 30% of sales in 1996 and 32% of sales in 1995 and 1994.

                                    [CHART]

                      DISTRIBUTION OF 1996 FOREIGN SALES
                      ----------------------------------

                                                Splits
                                                ------
Europe                                            55%

Asia/Pacific                                      30%

Other Foreign                                     15%
                                                ------
                Total                            100%


     The Company's worldwide business is subject to risks of currency fluctuations and governmental actions. The Company does not regard these risks as a deterrent to further expansion of its operations abroad. However, the Company closely reviews its methods of operations and adopts strategies responsive to changing economic and political conditions.

     The ongoing integration of the European market is affecting businesses operating within the European Union (EU), particularly companies such as Merck that maintain a strong research and manufacturing presence within Europe and marketing and sales organizations throughout. Merck is continually seeking to improve the efficiency and productivity of its EU operations.

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


OPERATING RESULTS

Total sales for 1996 increased 19% from 1995. The effect of a strengthening U.S. dollar against foreign currencies decreased 1996 sales growth by one percentage point. Sales for 1996 were affected by the divestitures of Medco Behavioral Care (MBC) in October 1995 and Kelco in February 1995. Adjusting for these effects, sales grew 21% in 1996 in total and on a volume basis. Total sales for 1995 increased 11% from 1994. Foreign exchange increased 1995 sales growth by two percentage points. Sales for 1995 were affected by the formation of a joint venture with Astra and the divestiture of Synetic (a Medco subsidiary) in 1994, as well as the divestitures of Calgon Vestal Laboratories, Kelco and MBC in 1995. Adjusting for these effects, 1995 sales grew 21%, with unit volume up 20%.

                                    [GRAPHIC]

                    COMPONENTS OF HUMAN/ANIMAL SALES GROWTH
                    ---------------------------------------

                      TOTAL SALES   SALES VOLUME   NET PRICING        FOREIGN
                         GROWTH        GROWTH        ACTIONS      EXCHANGE RATES
                      -----------   ------------   -----------    --------------

        1992                13.1  %        11.1  %        1.1  %         0.9  %
        1993                 6.8            8.6           0.1           -1.9
        1994                 8.7            8.5          -0.6            0.8
        1995                11.8           10.1          -0.6            2.3
        1996                16.0           17.5           0.3           -1.8





This chart illustrates the effects of price, volume and exchange on sales of Merck human and animal health products. Growth for 1995 and 1994 has been adjusted for the effect of the Astra Merck joint venture formation. The human and animal health business has grown predominantly through sales volume over the last five years. Price had a slightly favorable effect on sales growth in 1996, a variable decline from 1.1% in 1992, while the effect of exchange has varied over the same period.

     In 1996, sales of Merck human and animal health products grew 16%. Foreign exchange rates had a two percentage point unfavorable effect on sales growth, while price changes had essentially no effect. In measuring these effects, changes in the value of foreign currencies are calculated net of price increases in hyperinflationary countries, principally in Latin America. Domestic sales growth was 20%, while foreign sales grew 12% including a four percentage point unfavorable effect from exchange. The unit volume growth from the sales of Merck's human and animal health products was paced by Zocor, Vasotec, Vaseretic, Prinivil, Pepcid and Proscar, the 1995 introductions of Cozaar, Hyzaar, Fosamax and Trusopt in the United States and many major European markets, the 1995 launch of Varivax in the United States, and the 1996 introductions of Crixivan and Vaqta.

     Together, Merck's cholesterol-lowering agents, Zocor and Mevacor, hold about 40% of the worldwide cholesterol-lowering market, and combined sales have shown significant growth in 1996. During 1996, Zocor established a new Merck product sales record and established its position as the leading branded product in the worldwide cholesterol-lowering market, fueled by the results of the landmark Scandinavian Simvastatin Survival Study (4S) and additional key studies on the benefits of using this class of products to lower cholesterol in high risk patients. The 4S study proved that Zocor saves lives and prevents heart attacks and strokes in people with heart disease and high cholesterol. Other important benefits arising from the study include fewer hospitalizations and surgical procedures for these conditions. Zocor remains the only medication with an indication to reduce all-cause mortality in patients with elevated cholesterol and coronary heart disease. There is strong potential for the continued growth of Zocor since fewer than one third of patients in the United States who have coronary disease are currently receiving cholesterol-lowering therapy. Mevacor is the first cholesterol-lowering drug shown to reduce both plaque of the carotid arteries and heart attacks in patients with no history of coronary artery disease. The Asymptomatic Carotid Artery Progression Study (ACAPS) found that patients taking Mevacor experienced significantly fewer major cardiac events than patients treated with a placebo. The study's results were added to the clinical pharmacology section of the labeling for Mevacor in the United States and Canada.

     Vasotec, Merck's angiotensin converting enzyme (ACE) inhibitor indicated for treating high blood pressure, heart failure and asymptomatic left ventricular dysfunction, recorded solid growth. It is the leading branded ACE inhibitor product in the worldwide cardiovascular market and is the only ACE inhibitor indicated for the treatment of these three conditions. Vaseretic, a combination of Vasotec and hydrochlorothiazide, prescribed for the treatment of high blood pressure, continued solid growth. Prinivil, which also treats high blood pressure and acts as an adjunctive therapy for treatment of heart failure, recorded strong growth as well.

     Pepcid, an H2-receptor antagonist for treatment of duodenal ulcers and the short-term treatment of gastric ulcers and gastroesophageal reflux disease
(GERD), continued its solid performance. In the fourth quarter of 1996, Pepcid became the second most prescribed H2-receptor antagonist in the United States, despite competition from generic products in its class and the introduction of lower dose over-the-counter (OTC) formulations of the same class of drugs.

     Proscar is the only medical treatment available that effectively and safely over the long term improves urinary symptoms by acting to shrink the enlarged prostate. The volume growth of Proscar in 1996 is attributable to increasing acceptance by urologists and the results from six major clinical studies involving 2,600 men which showed that Proscar provides effective long-term disease management of symptomatic benign prostate enlargement, a disease that affects 50% of men over the age of 50. New studies suggest that Proscar can halt and even reverse the progression of the disease, especially in markedly enlarged prostates.

     Cozaar and Hyzaar (a combination of Cozaar and the diuretic hydrochlorothiazide), Merck's newest antihypertensive drugs, were the first in a new class of drugs that block a potent hormone called angiotensin II, resulting in gradual, smooth, 24-hour blood pressure reduction. These products, which were introduced in the United States in May 1995 are now marketed in over 40 countries. Physicians have adopted Iosartan, the active ingredient of Cozaar and Hyzaar, faster than any new antihypertensive product launched in this decade. Both products are highly effective and show exceptional tolerability.

     Fosamax, Merck's non-hormonal breakthrough medicine for the treatment of osteoporosis in postmenopausal women, has been introduced in 47 countries, including the United States where it became available in October 1995. More than
1.3 million patients worldwide are now being treated with Fosamax and prescription trends are strong. Merck has filed a supplement with the F.D.A. for a new indication for Fosamax - the prevention of osteoporosis in postmenopausal women. The application is based on major studies that show Fosamax can prevent osteoporotic fractures and bone loss that leads to the disease. In one study, Fosamax reduced by about one half the risk of hip and vertebral fractures and reduced by 20% hospitalizations in postmenopausal women with osteoporosis who had previous vertebral fractures. In February 1997, an F.D.A. Advisory Committee unanimously recommended that the F.D.A. clear for marketing Fosamax for the prevention of osteoporosis. (The F.D.A. is not bound by the decision of its advisory committee.) In the United States, the annual cost of hip fractures is estimated at $10.0 billion. Data presented in September 1996 confirmed that Fosamax prevents bone loss and restores bone mass in postmenopausal women - with a tolerability profile similar to that of placebo - which shows that Fosamax is a promising alternative to hormone replacement therapy for preventing osteoporosis. Merck continues to educate women about the consequence of osteoporosis and the benefits of treatment with Fosamax through major consumer campaigns.

     Sales of Trusopt, the first carbonic anhydrase inhibitor made in a topical (eyedrop) formulation, have proceeded at a strong pace since it was first introduced in the United States in May 1995. Since its launch, Trusopt has become the most widely prescribed anti-glaucoma medicine in the United States and in several countries in Europe. The product is indicated for the treatment of elevated intraocular pressure in patients with ocular hypertension or open-angle glaucoma. Trusopt has been proven effective in the consistent lowering of intraocular pressure in most patients and may be used both as monotherapy and adjunctive therapy.

     Cleared for marketing in March 1995, Varivax, a live-virus vaccine for protection against chickenpox in healthy individuals (12 months of age and older) who have not had the disease, also contributed to the volume growth in 1996. In 1996, Merck reached an agreement with the U.S. Centers for Disease Control and Prevention (C.D.C.) to supply Varivax for use in children served by the Federally funded Vaccines for Children program. About 60% of children in the United States are vaccinated through Federal and state-funded programs. The American Academy of Pediatrics (A.A.P.) and the Advisory Committee on Immunization Practices to the C.D.C. in 1995 recommended the universal use of Varivax in early childhood, and for susceptible older children and adolescents. The A.A.P. also recommended Varivax become a standard part of their recommended childhood immunization schedule. At the end of 1996, more than 4.5 million doses of Varivax were distributed in the United States, making it the most rapidly accepted vaccine since Merck introduced the measles vaccine in 1963.

     After unusually fast regulatory reviews, Crixivan, Merck's new protease inhibitor for the treatment of HIV infection in adults, was cleared for marketing in 1996 by the F.D.A. in March, by the Canadian authorities in September and by the European Commission for all 15 countries in the European Union in October. In addition, Crixivan is available in more than 20 other countries. Crixivan is a potent inhibitor of the HIV protease enzyme that is critical to the replication of the virus that causes AIDS. It can be taken in combination with other anti-HIV therapies or alone by adults with HIV infection when single therapy is warranted. Data from three studies released in January 1997 demonstrate remarkable results when Crixivan is used in combination with two other anti-HIV drugs - both reverse transcriptase inhibitors. In an update of an earlier study, researchers reported that the triple-combination therapy sustained viral suppression up to 68 weeks in 86% of patients (18 of 21) whose virus in the bloodstream had been lowered below the limit of detection in the assay used. In another study, researchers reported, for the first time, significant results using triple-combination therapy in patients with very advanced AIDS: about 65% (55 of 85) had HIV in the bloodstream reduced to undetectable levels, based upon the limits of the assay, after 24 weeks. In a third study of people newly infected with HIV, researchers found that all patients (11 of 11) had undetectable virus levels after four to nine months of triple therapy.

     In April 1996, the F.D.A. licensed Merck to market Vaqta, a new vaccine for the prevention of hepatitis A in persons two years of age and older. Hepatitis A is a highly contagious virus that is spread through contaminated food or water and attacks the liver and can cause victims to be ill for several weeks. Because there is no treatment for hepatitis A and the medical and economic consequences of the disease are substantial, immunization of high risk individuals is recommended by the C.D.C. Vaqta has been launched in the United States, Germany and Canada, with other introductions expected to follow.

     Sales of other human health products and services contributed significantly to 1996 sales growth. Other human health principally includes sales of non-Merck products by Medco, which currently manages pharmaceutical benefits for over 49 million plan participants, up from 47 million at the end of 1995. As a result, the number of prescriptions managed by Medco grew to over 235 million in 1996, up from 171 million prescriptions in 1995. This growth was based on winning new accounts and expanding services to existing customers, which strengthened the Company's leadership position.

     Sales of ivermectin, a broad-spectrum antiparasitic, were down in 1996 due to increased competition and a weak cattle market. A group of longer-established products, including Noroxin, Mefoxin, Moduretic and Aldomet, while still contributing to 1996 revenues, also continued to decline in unit volume due to generic and therapeutic competition.

     In 1995, sales of Merck human and animal health products grew 5%. Favorable foreign exchange rates increased this sales growth by two percentage points, and price changes had a one point unfavorable effect. Adjusting for the effect of the Astra Merck joint venture formation, sales grew 12% in total and 10% on a volume basis in 1995. Domestic sales growth was 10% adjusted for the aforementioned effect. Foreign sales grew 14%, including a five percentage point increase from the effect of exchange. The unit volume growth from the sales of Merck's human and animal health products was paced by Vasotec, Vaseretic, Prinivil, Zocor, Pepcid, Primaxin and Proscar. The introduction of Varivax, Cozaar, Hyzaar, Fosamax and Trusopt also added to the sales growth.

     The decline in specialty chemical sales reflects the sales of Calgon Vestal Laboratories and Kelco in the first quarter of 1995.


COSTS, EXPENSES AND OTHER
-------------------------------------------------------------------------------
  ($ in millions)                 1996 CHANGE         1995 Change          1994
-------------------------------------------------------------------------------
  Materials and
    production............. $   9,319.2  +25%   $   7,456.3  +25%   $   5,962.7
  Marketing and
    administrative.........     3,841.3  +16%       3,297.8  + 4%       3,177.5
  Research and
    development............     1,487.3  +12%       1,331.4  + 8%       1,230.6
  Equity income
    from affiliates........      (600.7) +73%        (346.3)    *         (56.6)
  Gains on sales of
    specialty chemical
    businesses.............           -     *        (682.9)    *             -
  Gain on joint venture
    formation..............           -     *             -     *        (492.0)
  Provision for joint
    venture
    obligation.............           -     *             -     *         499.6
  Other (income)
    expense, net...........       240.8  -71%         827.6     *         232.8
-------------------------------------------------------------------------------
                            $  14,287.9  +20%   $  11,883.9  +13%   $  10,554.6
===============================================================================
* Over 100% or nonrecurring


     In 1996, materials and production costs increased 25%. Adjusting for the effects of the 1995 sales of MBC and Kelco, materials and production costs increased 29%, compared to a 21% sales growth rate on the same basis. Adjusting for the aforementioned effects, and excluding exchange and inflation, these costs increased 23%, compared to a 21% unit sales volume gain in 1996. The higher growth rate in these costs over the sales volume growth is primarily attributable to growth in Medco's historically lower-margin business. The increase driven by Medco is partially offset by cost controls and productivity improvements from the Company's goal to reduce manufacturing costs. In 1995, materials and production costs increased 25%. Adjusting for the effects of the 1994 Astra Merck joint venture formation and sale of Synetic, as well as the 1995 sales of Calgon Vestal Laboratories, Kelco and MBC, materials and production costs increased 34%, compared to a 21% sales growth rate on the same basis. Adjusting for the aforementioned effects, and excluding exchange and inflation, these costs increased 29%, compared to a 20% unit sales volume gain in 1995.

     Marketing and administrative expenses increased 16% in 1996. Adjusting for the effects of the 1995 sales of MBC and Kelco, marketing and administrative expenses increased 18%. Adjusting for the aforementioned effects, and excluding exchange and inflation, these expenses increased 16%. The increase in marketing and administrative expenses in 1996 primarily reflects the continued commitment of resources to support the 1995 and 1996 product launches, spending to support disease management programs and investments in information technology which will enhance Merck-Medco's strong capabilities in improving and managing prescription drugs. Marketing and administrative expenses increased 4% in 1995. Adjusting for the effects of the 1994 Astra Merck joint venture formation and the sale of Synetic, as well as the 1995 sales of Calgon Vestal Laboratories, Kelco and MBC, marketing and administrative expenses increased 12%. Adjusting for the aforementioned effects, and excluding exchange and inflation, these expenses increased 6%, primarily due to the commitment of resources to support the launches of new products in 1995. Marketing and administrative expenses as a percentage of sales were 19% in 1996, 20% in 1995 and 21% in 1994. The improvement in these ratios reflects the lower marketing and administrative costs relative to sales of Medco, continuing cost controls, productivity improvements and the beneficial effects from restructuring programs.

     Research and development expenses increased 12% in 1996. Excluding the effects of exchange and inflation, these expenses increased 9%. Research and development expenses increased 8% in 1995. Excluding the effects of exchange and inflation, these expenses increased 3%. Not included in consolidated research and development expenses are costs incurred by the Company's joint ventures, which totaled $440.7 million in 1996 and $376.9 million in 1995.

     Research and development in the pharmaceutical industry is inherently a long-term process. The data below show an unbroken trend of year-to-year increases in research and development spending. For the period 1987 to 1996, the compounded annual growth rate in research and development was 12%.

                                   [GRAPHIC]

                               R&D EXPENDITURES
                               ----------------
                                ($ in millions)

                        Year    Total R&D Expenditures
                        ----    ----------------------
                        1987            566
                        1988            669
                        1989            751
                        1990            854
                        1991            988
                        1992          1,112
                        1993          1,173
                        1994          1,231
                        1995          1,331
                        1996          1,487

This chart excludes research and development costs incurred by the Company's joint ventures, which were $440.7 million in 1996.

     Equity income from affiliates reflects an improving trend resulting primarily from the favorable performance of our joint ventures with Astra and DuPont.

     In the first quarter of 1995, the Company recorded gains of $682.9 million on the sales of Calgon Vestal Laboratories and Kelco. (See Note 3 to the financial statements for further information.) These gains were substantially offset by $675.5 million of nonrecurring charges included in Other (income) expense, net. These charges consist of $278.5 million for losses on sales of assets, $175.0 million for restructuring actions, $161.2 million for endowment of The Merck Company Foundation and $60.8 million for settlement of claims. The restructuring actions involve manufacturing facility consolidation, rationalization and work-force reduction in Europe and the United States.

     In 1994, the Company recorded a gain of $492.0 million on the sale to Astra of an interest in a joint venture and a provision of $499.6 million in recognition of an obligation to the DuPont Merck joint venture. (See Note 4 to the financial statements for further information.)

     In 1996, other expense, net, decreased primarily due to $675.5 million of nonrecurring charges recorded in 1995 which substantially offset the gains on the sales of Calgon Vestal Laboratories and Kelco. Also contributing to the year-to-year improvement were higher interest income and favorable exchange resulting from the translation of the Company's balance sheet. This effect was partially offset by higher interest expense and higher income allocable to minority interests. In 1995, other expense, net, increased primarily as a result of the aforementioned $675.5 million of nonrecurring charges. This effect was partially offset by higher interest income, lower interest expense and favorable exchange resulting from the translation of the Company's balance sheet. (See
Note 15 to the financial statements for further information.)


EARNINGS
--------------------------------------------------------------------------------
($ in millions except
per share amounts)                 1996  CHANGE        1995  Change        1994
--------------------------------------------------------------------------------
  Net income ............      $3,881.3    +16%    $3,335.2    +11%    $2,997.0
    As a % of sales .....         19.6%               20.0%               20.0%
    As a % of average
      total assets ......         16.1%               14.6%               14.3%
  Earnings per
    common share ........         $3.20    +19%       $2.70    +13%       $2.38
================================================================================

     Net income was up 16% in 1996 and 11% in 1995. Net income as a percentage of sales was 19.6% in 1996, compared to 20.0% in 1995 and 1994. The decline in the ratio for 1996 is principally due to the higher growth rate in Medco's historically lower-margin business and the commitment of resources to the Company's new product launches offset in part by the growth and favorable mix in Merck's human and animal health business and productivity improvements. Foreign currency exchange had essentially no impact in 1996 as compared to a favorable impact in 1995. The Company's effective income tax rate in 1996 was 30.0%, compared with 30.5% in 1995. The lower effective tax rate in 1996 primarily relates to joint ventures, which also affected pretax income growth. Specifically, pretax income growth was reduced by the Company's share of the increase in taxes related to the Astra Merck joint venture and the European vaccine joint venture with Pasteur. Prior to the formation of these joint ventures in 1994, taxes related to these businesses were included in the Company's tax provision. Thus, the impact on pretax growth is offset by a corresponding reduction in the Company's tax rate, resulting in no effect on net income growth. Net income as a percentage of average total assets was 16.1% in 1996, 14.6% in 1995 and 14.3% in 1994, with the improvements attributed to the continued growth in operations and the Company's asset management efforts. Earnings per share grew 19% in 1996, compared to 13% in 1995. In 1996 and 1995, earnings per share increased at a faster rate than net income as a result of treasury stock purchases.

DISTRIBUTION OF 1996 SALES
AND EQUITY INCOME

                                    [CHART]

                                       Splits
                                       ------

Raw Materials and Production Cost       46%

Operating Expense                       27%

Taxes and Net Interest                   8%

Dividends                                9%

Retained Earnings                       10%
                                        ---

                Total                  100%
                                       ----

ENVIRONMENTAL AND OTHER MATTERS

The Company believes that it is in compliance in all material respects with applicable environmental laws and regulations. The Company has maintained a leadership role in supporting environmental initiatives and fostering pollution prevention by actions including the elimination of, or the application of best available technology to reduce air emissions of known or suspect carcinogens at its facilities worldwide. Projects which were in place at the end of 1995 have reduced environmental releases and transfers of toxic chemicals, based on Environmental Protection Agency (E.P.A.) reporting standards, by 90% from 1987 levels. In 1996, the Company incurred capital expenditures of approximately $29.2 million for environmental protection facilities. Capital expenditures for this purpose are forecasted to exceed $350.0 million for the years 1997 through 2001. In addition, the Company's operating and maintenance expenditures for pollution control were approximately $78.4 million in 1996. Expenditures for this purpose for the years 1997 through 2001 are forecasted to exceed $492.0 million. The Company is a party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, as well as under other Federal and state statutes. While it is not feasible to predict or determine the outcome of these proceedings, management does not believe that they should result in a materially adverse effect on the Company's financial position, results of operations, liquidity or capital resources. The Company is also remediating environmental contamination resulting from past industrial activity at certain of its sites. Expenditures for environmental purposes were $18.9 million in 1996, and are estimated at $136.0 million for the years 1997 through 2001. These amounts do not consider potential insurance recoveries. The Company has taken an active role in identifying and providing for these costs; and, therefore, management does not believe that these expenditures should result in a materially adverse effect on the Company's financial position, results of operations, liquidity or capital resources.

     In November 1994, the Company, along with other pharmaceutical manufacturers and pharmaceutical benefits managers (PBMs), received a notice from the Federal Trade Commission (F.T.C.) that it intended to investigate agreements, alliances, activities and acquisitions involving pharmaceutical manufacturers and PBMs. In March 1996, the Company, along with other pharmaceutical manufacturers, received a notice from the F.T.C. that it was conducting an investigation into pricing practices. The Company has cooperated fully with the F.T.C. in each of these investigations, and believes that it is currently operating in all material respects in accordance with applicable standards. While it is not feasible to predict or determine the outcome of either of these investigations, management does not believe that they should result in a materially adverse effect on the Company's financial position, results of operations or liquidity.


CAPITAL EXPENDITURES

     Capital expenditures were $1.2 billion in 1996 and $1.0 billion in 1995. Expenditures in the United States were $937.8 million in 1996 and $793.5 million in 1995. Expenditures during 1996 included $630.4 million for production facilities, $160.7 million for research and development facilities, $29.2 million for environmental projects and $376.4 million for administrative, safety and general site projects. Not included above are capital expenditures incurred by the Company's joint ventures, which totaled $111.7 million in 1996, including $36.5 million for research and development facilities. Capital expenditures approved but not yet spent at December 31, 1996 were $879.6 million. Capital expenditures for 1997 are estimated to be $1.8 billion.

     Depreciation was $521.7 million in 1996 and $463.3 million in 1995, of which $369.0 million and $332.8 million, respectively, applied to locations in the United States.


                                   [GRAPHIC]

                             CAPITAL EXPENDITURES
                             --------------------
                                ($ in millions)

                        Year    Total Capital Expenditures
                        ----    --------------------------
                        1987            254
                        1988            373
                        1989            433
                        1990            671
                        1991          1,042
                        1992          1,067
                        1993          1,013
                        1994          1,009
                        1995          1,005
                        1996          1,197

This chart excludes capital expenditures incurred by the Company's joint ventures, which were $111.7 million in 1996.

ANALYSIS OF LIQUIDITY AND CAPITAL RESOURCES

     Cash provided by operations continues to be the Company's primary source of funds to finance operating needs and capital expenditures. In 1996, pretax cash flows from operations were $6.5 billion, reflecting the continued growth of the Company's earnings. Pretax cash flows from operations for 1995 were essentially equivalent to 1994 and reflect the impact of the endowment of The Merck Company Foundation, increased pension funding and timing of receipts and disbursements. In 1996, cash from operations was used to fund capital expenditures of $1.2 billion, to pay Company dividends of $1.7 billion and to partially fund the purchase of treasury shares. At December 31, 1996, the total of worldwide cash and investments was $4.7 billion, including $2.2 billion in cash, cash equivalents and short-term investments and $2.5 billion of long-term investments. The above totals include $1.2 billion in cash and investments held by Banyu Pharmaceutical Co., Ltd., in which the Company has a 50.87% ownership interest.


SELECTED DATA
-------------------------------------------------------------------------------
($ in millions)                                1996          1995          1994
-------------------------------------------------------------------------------
  Working capital ..................       $2,897.4      $3,870.2      $2,291.4
  Total debt to total
    liabilities and equity .........            7.3%          7.5%        5.9%
  Cash provided by operations
    to total debt ..................          3.1:1         1.6:1         3.2:1
===============================================================================

     Working capital levels are more than adequate to meet the operating requirements of the Company. The increase in working capital in 1995 reflects proceeds from the sales of the Company's specialty chemical businesses and the issuance of $1.0 billion par value of variable rate nonconvertible Preferred Equity Certificates. These proceeds were used to fund a portion of the Company's stock repurchase program and for other general corporate purposes.

     From 1994 to 1996, debt levels were affected by purchases of treasury shares and other operating requirements, resulting in periodic reductions in working capital and increases in the ratio of total debt to total liabilities and equity. The favorable ratio of cash provided by operations to total debt is an indication of the ability of the Company to cover its debt obligations.

     From 1994 to 1996, the Company purchased $4.8 billion of treasury shares under three programs authorized by the Board of Directors in 1993, 1994 and 1995. The 1993 program was completed in 1994, and the 1994 program was completed in 1996. In February 1997, the Board of Directors approved purchases of up to an additional $5.0 billion of Merck shares. Through December 31, 1996, $2.1 billion of shares had been purchased under the 1995 program. For the period 1987 to 1996, the Company has purchased 213.8 million shares at a total cost of $8.1 billion.

     In 1993, Merck filed a shelf registration with the Securities and Exchange Commission under which the Company could issue up to $1.0 billion of debt securities. Proceeds from the sale of these securities are to be used for general corporate purposes. The remaining capacity under the shelf is $670.0 million.

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

     The objective of the balance sheet hedging program is to protect the U.S. dollar value of foreign currency denominated net monetary assets from the effects of volatility in foreign exchange that might occur prior to their conversion to U.S. dollars. To achieve this objective, the Company will hedge foreign currency risk on monetary assets and liabilities where hedging is cost beneficial. The Company seeks to fully hedge exposure denominated in developed country currencies, such as those of Japan, Germany, France and Canada, and will either partially hedge or not hedge at all, exposure in other currencies, particularly exposure in hyperinflationary countries where hedging instruments may not be available at any cost. The Company will minimize the effect of exchange on unhedged exposure, principally by managing operating activities and net asset positions at the local level. The Company manages its net asset exposure principally with forward exchange contracts. These contracts enable the Company to buy and sell foreign currencies in the future at fixed exchange rates. On net monetary assets hedged, forward contracts offset the consequences of changes in foreign exchange on the amount of U.S. dollar cash flows derived from the net assets. Contracts used to hedge net monetary asset exposure have average maturities at inception of less than one year. The cash flows generated from these forward contracts are reported as arising from operating activities in the Consolidated Statement of Cash Flows. The balance sheet hedging program has significantly reduced the volatility of U.S. dollar cash flows derived from foreign currency denominated net monetary assets.

     The objective of the revenue hedging program is to reduce the potential for longer-term unfavorable changes in foreign exchange to decrease the U.S. dollar value of future cash flows derived from foreign currency denominated sales. To achieve this objective, the Company will partially hedge forecasted sales that are expected to occur over its planning cycle, typically no more than three years into the future. The Company will layer in hedges over time, increasing the portion of sales hedged as it gets closer to the expected date of the transaction. The portion of sales hedged is based on assessments of cost-benefit profiles that consider natural offsetting exposures, revenue and exchange rate volatilities and correlations, and the cost of hedging instruments. The Company manages its forecasted transaction exposure principally with purchased local currency put options. On the forecasted transactions hedged, these option contracts effectively reduce the potential for a strengthening U.S. dollar to decrease the future U.S. dollar cash flows derived from foreign currency denominated sales. Purchased local currency put options provide the Company with a right, but not an obligation, to sell foreign currencies in the future at a pre-determined price. If the value of the U.S. dollar weakens relative to other major currencies when the options mature, the options would expire unexercised, enabling the Company to benefit from favorable movements in exchange, except to the extent of premiums paid for the contracts. Over the last three years the program has had a minimal cumulative effect on cash flows. However, the program has prevented a loss in value of cash flows during interim periods of relative strength in the U.S. dollar for the portion of revenues hedged. The cash flows associated with these contracts are reported as arising from operating activities in the Consolidated Statement of Cash Flows.

     In addition to the balance sheet and revenue hedging programs, the Company hedges interest rates on certain fixed and variable rate borrowing and investing transactions. Interest rates are hedged with swap contracts that exchange the cash flows from interest rates on the underlying financial instruments for those derived from interest rates inherent in the contracts. For foreign currency denominated borrowing and investing transactions, cross-currency interest rate swap contracts are used, which, in addition to exchanging cash flows derived from rates, exchange currencies at both inception and termination of the contracts. On investing transactions, swap contracts allow the Company to receive variable rate returns and limit foreign exchange risk, while, on borrowing transactions, these contracts allow the Company to borrow at more favorable rates than otherwise attainable through direct issuance of variable rate U.S. dollar debt. The cash flows associated with these contracts are reported as arising from operating activities in the Consolidated Statement of Cash Flows.

CONDENSED INTERIM FINANCIAL DATA
------------------------------------------------------------------------------
($ in millions except
per share amounts)                4th Q         3rd Q        2nd Q      1st Q
------------------------------------------------------------------------------
1996
------------------------------------------------------------------------------
  Sales ...................     $ 5,406.1     $4,983.4     $4,908.8   $4,530.4
  Materials and
    production costs ......       2,473.9      2,328.4      2,283.8    2,233.1
  Marketing/administrative
    expenses ..............       1,139.0        941.8        946.2      814.3
  Research/development
    expenses ..............         423.3        366.8        347.7      349.5
  Equity income from
    affiliates ..............      (160.7)      (146.2)      (128.4)    (165.4)
  Other expense, net ......          60.6         55.2         65.1       59.9
  Income before taxes .....       1,470.0      1,437.4      1,394.4    1,239.0
  Net income ..............       1,043.5      1,001.9        972.1      863.8
  Earnings per common share          $.87         $.83         $.80       $.70
------------------------------------------------------------------------------
1995
------------------------------------------------------------------------------
  Sales ...................      $4,556.9     $4,171.1     $4,135.7   $3,817.3
  Materials and
    production costs ......       2,125.9      1,858.2      1,746.0    1,726.2
  Marketing/administrative
    expenses ..............         910.9        767.2        849.6      770.0
  Research/development
    expenses ..............         381.1        332.5        329.7      288.2
  Equity income from
    affiliates ..............      (107.5)       (75.3)       (71.5)     (92.0)
  Other expense, net ......          33.6         41.5         40.4       29.1
  Income before taxes .....       1,212.9      1,247.0      1,241.5    1,095.8
  Net income ..............         857.8        861.9        858.1      757.4
  Earnings per common share          $.70         $.70         $.69       $.61
==============================================================================

     In the chart above, sales for 1995 and 1996 were affected by the first quarter 1995 sale of Kelco and the fourth quarter 1995 sale of MBC.


DIVIDENDS PAID PER COMMON SHARE
-------------------------------------------------------------------------------
                                        Year    4th Q    3rd Q    2nd Q   1st Q
-------------------------------------------------------------------------------
  1996 .........................        $1.42     $.40     $.34     $.34   $.34
  1995 .........................         1.24      .34      .30      .30    .30
===============================================================================

COMMON STOCK MARKET PRICES
-------------------------------------------------------------------------------
  1996                             4th Q        3rd Q         2nd Q       1st Q
-------------------------------------------------------------------------------
  High ...................       $84 1/4      $70 7/8       $66 1/8     $71 3/8
  Low ....................        69 1/8       58 1/4        56 1/2      60 1/2
-------------------------------------------------------------------------------
  1995
-------------------------------------------------------------------------------
  High ...................       $67 1/4      $57 7/8       $51 1/4     $45 1/8
  Low ....................        55 5/8       47 1/4        41 1/4      36 3/8
===============================================================================

     The principal market for trading of the common stock is the New York Stock Exchange under the symbol MRK.

                                              Merck & Co., Inc. and Subsidiaries

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF INCOME
--------------------------------------------------------------------------------

Years Ended December 31
($ in millions except per share amounts)       1996       1995        1994
-----------------------------------------------------------------------------
  Sales ................................    $19,828.7   $16,681.1   $14,969.8
-----------------------------------------------------------------------------
  Costs, Expenses and Other
  Materials and production .............      9,319.2     7,456.3     5,962.7
  Marketing and administrative .........      3,841.3     3,297.8     3,177.5
  Research and development .............      1,487.3     1,331.4     1,230.6
  Equity income from affiliates ........       (600.7)     (346.3)      (56.6)
  Gains on sales of specialty
     chemical businesses ...............            -      (682.9)          -
  Gain on joint venture formation ......            -           -      (492.0)
  Provision for joint venture obligation            -           -       499.6
  Other (income) expense, net ..........        240.8       827.6       232.8
-----------------------------------------------------------------------------
                                             14,287.9    11,883.9    10,554.6
-----------------------------------------------------------------------------
  Income Before Taxes ..................      5,540.8     4,797.2     4,415.2
  Taxes on Income ......................      1,659.5     1,462.0     1,418.2
-----------------------------------------------------------------------------
  Net Income ...........................    $ 3,881.3   $ 3,335.2   $ 2,997.0
=============================================================================
  Earnings Per Common Share ............        $3.20       $2.70       $2.38
=============================================================================

                                              Merck & Co., Inc. and Subsidiaries

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF RETAINED EARNINGS
--------------------------------------------------------------------------------

Years Ended December 31
($ in millions)                                1996         1995         1994
-------------------------------------------------------------------------------
  Balance, January 1 ..................     $12,740.6    $10,942.0     $9,393.2
-------------------------------------------------------------------------------
  Net Income ..........................       3,881.3      3,335.2      2,997.0
  Common Stock Dividends Declared .....      (1,793.4)    (1,578.0)    (1,463.1)
  Net Unrealized (Loss)
    Gain on Investments ...............         (10.8)        41.4         14.9
-------------------------------------------------------------------------------
  Balance, December 31 ................     $14,817.7    $12,740.6    $10,942.0
===============================================================================

42    The accompanying notes are an integral part of these financial statements.

                                              Merck & Co., Inc. and Subsidiaries

--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------

December 31
($ in millions)                                             1996         1995
--------------------------------------------------------------------------------
Assets
--------------------------------------------------------------------------------
  Current Assets
  Cash and cash equivalents ......................       $ 1,352.4     $ 1,847.4
  Short-term investments .........................           829.2       1,502.4
  Accounts receivable ............................         2,655.9       2,495.7
  Inventories ....................................         2,148.8       1,872.5
  Prepaid expenses and taxes .....................           740.3         899.5
--------------------------------------------------------------------------------
  Total current assets ...........................         7,726.6       8,617.5
--------------------------------------------------------------------------------
  Investments ....................................         2,499.4       1,969.6
--------------------------------------------------------------------------------
  Property, Plant and Equipment (at cost)
  Land ...........................................           206.9         206.3
  Buildings ......................................         2,949.8       2,783.2
  Machinery, equipment and office furnishings ....         4,765.0       4,055.9
  Construction in progress .......................           804.7         663.6
--------------------------------------------------------------------------------
                                                           8,726.4       7,709.0
  Less allowance for depreciation ................         2,799.7       2,439.9
--------------------------------------------------------------------------------
                                                           5,926.7       5,269.1
--------------------------------------------------------------------------------
  Goodwill and Other Intangibles
     (net of accumulated amortization
     of $606.5 million in 1996 and
     $411.5 million in 1995) .....................         6,736.6       6,826.3
--------------------------------------------------------------------------------
  Other Assets ...................................         1,403.8       1,149.3
--------------------------------------------------------------------------------
                                                         $24,293.1     $23,831.8
================================================================================
Liabilities and Stockholders' Equity
--------------------------------------------------------------------------------
  Current Liabilities
  Accounts payable and accrued liabilities .......       $ 2,937.8     $ 3,105.2
  Loans payable and current portion of
    long-term debt ...............................           606.1         423.1
  Income taxes payable ...........................           802.6         800.8
  Dividends payable ..............................           482.7         418.2
--------------------------------------------------------------------------------
  Total current liabilities ......................         4,829.2       4,747.3
--------------------------------------------------------------------------------
  Long-Term Debt .................................         1,155.9       1,372.8
--------------------------------------------------------------------------------
  Deferred Income Taxes and Noncurrent Liabilities         4,027.3       3,689.7
--------------------------------------------------------------------------------
  Minority Interests .............................         2,310.2       2,286.3
--------------------------------------------------------------------------------
  Stockholders' Equity
  Common stock
    Authorized - 2,700,000,000 shares
    Issued - 1,483,619,311 shares - 1996
           - 1,483,463,327 shares -1995 ..........         4,967.5       4,742.5
  Retained earnings ..............................        14,817.7      12,740.6
--------------------------------------------------------------------------------
                                                          19,785.2      17,483.1
  Less treasury stock, at cost
    277,016,963 shares - 1996
    254,614,794 shares - 1995 ....................         7,814.7       5,747.4
--------------------------------------------------------------------------------
  Total stockholders' equity .....................        11,970.5      11,735.7
--------------------------------------------------------------------------------
                                                         $24,293.1     $23,831.8
================================================================================

The accompanying notes are an integral part of this financial statement.    43

                                              Merck & Co., Inc. and Subsidiaries
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

Years Ended December 31
($ in millions)                                          1996        1995         1994
----------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Income before taxes ...............................     $5,540.8    $4,797.2    $4,415.2
Adjustments to reconcile income
  before taxes to cash provided
  from operations before taxes:
    Gains on sales of specialty chemical businesses            -      (682.9)          -
    Gain on joint venture formation ...............            -           -      (492.0)
    Provision for joint venture obligation ........            -           -       499.6
    Depreciation and amortization .................        730.9       667.2       681.6
    Other .........................................        175.1       630.1       (10.7)
    Net changes in assets and liabilities:
      Accounts receivable .........................       (224.7)     (244.1)     (265.0)
      Inventories .................................       (267.6)     (271.8)      (26.2)
      Accounts payable and accrued
        liabilities ...............................        414.2       383.1       290.6
      Noncurrent liabilities ......................        143.0      (262.0)     (123.5)
      Other .......................................         10.4       (43.0)       28.1
----------------------------------------------------------------------------------------
Cash Provided by Operating Activities
  Before Taxes ....................................      6,522.1     4,973.8     4,997.7
Income Taxes Paid .................................     (1,094.4)   (2,029.6)     (857.8)
----------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities .........      5,427.7     2,944.2     4,139.9
----------------------------------------------------------------------------------------
Cash Flows from Investing Activities
Capital expenditures ..............................     (1,196.7)   (1,005.5)   (1,009.3)
Purchase of securities, subsidiaries
  and other investments ...........................    (15,719.1)  (13,772.3)  (14,814.5)
Proceeds from joint venture formation,
  net of cash transferred .........................            -           -       759.3
Proceeds from sale of securities,
  subsidiaries and other investments ..............     15,079.2    12,430.1    15,082.3
Proceeds from sales of specialty chemical
  businesses, net of cash transferred .............            -     1,321.1           -
Other .............................................       (142.7)     (295.7)      (50.2)
----------------------------------------------------------------------------------------
Net Cash Used by Investing Activities .............     (1,979.3)   (1,322.3)      (32.4)
----------------------------------------------------------------------------------------
Cash Flows from Financing Activities
Net change in short-term borrowings ...............         (7.1)       40.5    (1,580.2)
Proceeds from issuance of debt ....................        327.5       549.5       336.6
Payments on debt ..................................       (341.7)     (108.2)     (152.4)
Proceeds from issuance of preferred
  stock of subsidiaries ...........................            -     1,019.6           -
Purchase of treasury stock ........................     (2,493.3)   (1,570.9)     (704.5)
Dividends paid to stockholders ....................     (1,728.9)   (1,539.8)   (1,434.1)
Proceeds from exercise of stock options ...........        442.2       264.0       138.6
Other .............................................        (36.0)      (56.1)       (6.2)
----------------------------------------------------------------------------------------
Net Cash Used by Financing Activities .............     (3,837.3)   (1,401.4)   (3,402.2)
----------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on
  Cash and Cash Equivalents .......................       (106.1)       22.9        69.3
----------------------------------------------------------------------------------------
Net (Decrease) Increase in Cash
  and Cash Equivalents ............................       (495.0)      243.4       774.6
Cash and Cash Equivalents at Beginning of Year ....      1,847.4     1,604.0       829.4
----------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year ..........   $  1,352.4  $  1,847.4  $  1,604.0
========================================================================================

44     The accompanying notes are an integral part of this financial statement.

                                              Merck & Co., Inc. and Subsidiaries
                                        ($ in millions except per share amounts)

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1. NATURE OF OPERATIONS

Merck is a leading research-driven pharmaceutical company that discovers, develops, manufactures and markets a broad range of human and animal health products and services. Human health products include therapeutic and preventive agents, generally sold by prescription, for the treatment of human disorders. Human health services include primarily managed prescription drug programs. Animal health/crop protection products include animal medicinals, used to control and alleviate disease in livestock, small animals and poultry, and agricultural insecticides.

     Merck sells its human health products and services to drug wholesalers and retailers, hospitals, clinics, government agencies, corporations, labor unions, retirement systems, insurance carriers, managed health-care providers such as health maintenance organizations and other institutions. Animal health/crop protection products are sold to veterinarians, distributors, wholesalers, retailers, feed manufacturers, veterinary suppliers and laboratories.


2. SUMMARY OF ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and all of its subsidiaries. For those consolidated subsidiaries where Company ownership is less than 100%, the outside stockholders' interest is shown as Minority interests in the consolidated financial statements. The Company follows the equity method for 20% or more owned affiliates.

Foreign Currency Translation - The U.S. dollar is the functional currency for the Company's foreign subsidiaries.

Cash and Cash Equivalents - Cash equivalents are comprised of certain highly liquid investments with original maturities of less than three months.

Inventories - The majority of domestic inventories are valued at the lower of last-in, first-out (LIFO) cost or market. Remaining inventories are valued at the lower of first-in, first-out (FIFO) cost or market.

Depreciation - Depreciation is provided over the estimated useful lives of the assets, principally using the straight-line method. For tax purposes, accelerated methods are used.

Earnings Per Share - Earnings per common share are based on the weighted average number of shares outstanding. These weighted averages were 1,213.6 million, 1,236.1 million and 1,257.2 million in 1996, 1995 and 1994, respectively. Common stock equivalents do not have a significant dilutive effect.

Goodwill and Other Intangibles - Goodwill of $3.8 billion in 1996 and 1995 (net of accumulated amortization) represents the excess of acquisition costs over the fair value of net assets of businesses purchased and is amortized on a straight-line basis over periods up to 40 years. Other acquired intangibles principally include customer relationships of $2.9 billion in 1996 and $3.0 billion in 1995 (net of accumulated amortization) that arose in connection with the acquisition of Medco Containment Services, Inc. Other acquired intangibles are recorded at cost and are amortized on a straight-line basis over their estimated useful lives ranging from predominantly 28 to 40 years. The Company continually reviews goodwill and other intangibles to assess recoverability from future operations using undiscounted cash flows. Impairments would be recognized in operating results if a permanent diminution in value occurred.

Stock-Based Compensation - Stock-based compensation is recognized using the intrinsic value method. For disclosure purposes, pro forma net income and earnings per share are provided as if the fair value method had been applied.

Use of Estimates - The financial statements are prepared in conformity with generally accepted accounting principles and, accordingly, include amounts that are based on management's best estimates and judgments.

Reclassifications - Certain reclassifications have been made to prior year amounts to conform with current year presentation.


3. DIVESTITURES

The Company completed the sale of its specialty chemical businesses in 1995. In January, the Company sold its Calgon Vestal Laboratories business for $261.5 million to Bristol-Myers Squibb. In February, the Company sold its Kelco business to Monsanto for $1.075 billion. These divestitures resulted in pretax gains of $682.9 million recorded in the first quarter. These specialty chemical businesses were not significant to the Company's financial position or results of operations. These gains were substantially offset by $675.5 million of nonrecurring charges included in Other (income) expense, net. (See Note 15.)

4.      STRATEGIC ALLIANCES

In 1982, Merck entered into an agreement with Astra AB (Astra) to develop and market Astra's products under a royalty-bearing license. In 1993, the Company's total sales of Astra products reached a level that triggered the first step in the establishment of a separate entity for operations related to Astra products. In November 1994, Astra paid Merck $820.0 million for an interest in a joint venture business carried on by Astra Merck Inc., in which Merck and Astra each own a 50% share. The Company recorded a $492.0 million gain from this transaction. This joint venture develops and markets Astra's new prescription medicines in the United States. The formation of the joint venture has not had a material impact on comparability of net income. Astra Merck product sales are not reported in the Company's consolidated sales. Sales for 1994 prior to November were $733.2 million. Joint venture sales were $1.8 billion for 1996 and $1.3 billion for 1995, consisting primarily of Prilosec, the first of a class of medications known as proton pump inhibitors which slows the production of acid from the cells of the stomach lining.

     In 1989, Merck formed a joint venture with Johnson & Johnson to develop and market a broad range of non-prescription medicines for U.S. consumers. This 50% owned venture was expanded into Europe in 1993, and into Canada in 1996. Sales of product marketed by the joint venture were $530.2 million for 1996 and $403.5 million for 1995, consisting primarily of gastrointestinal products including Pepcid AC Acid Controller, a non-prescription formulation of Pepcid, Merck's H2-receptor antagonist, and Mylanta.

     In 1991, Merck and E.I. du Pont de Nemours and Company (DuPont) formed an independent, research-driven, worldwide pharmaceutical joint venture, equally owned by each party. DuPont contributed its entire pharmaceutical and radiopharmaceutical imaging agents businesses and is providing administrative services. The Company contributed cash and European marketing rights to several of its prescription medicines and is providing research and development funding and expertise and international industry expertise. Joint venture sales were $1.3 billion for 1996 and $1.2 billion for 1995, consisting primarily of cardiovascular, radiopharmaceutical and central nervous system products.

     In December 1994, the Company agreed to arrangements that, among other things, eliminated the Company's right to offset the consequences of disproportionate allocations of the DuPont Merck joint venture income and expense against the Company's right to receive a disproportionate share of income arising from a 1989 long-term research and marketing agreement with DuPont. Accordingly, the Company recorded a $499.6 million provision for an obligation to the joint venture. This obligation is a function of the favorable performance of assets contributed by DuPont to the joint venture through December 31, 1994, and certain Merck contractual commitments. This obligation was discharged in 1996.

     In 1994, Merck and Pasteur Merieux Serums et Vaccins (Pasteur) established an equally owned joint venture to market vaccines and to collaborate in the development of combination vaccines for distribution in Europe. This joint venture is not expected to have a significant impact on comparability of net income in the near term. Joint venture vaccine sales were $663.0 million for 1996 and $598.6 million for 1995.

     Summarized below are net sales by therapeutic class for these joint ventures for the years ended December 31, 1996 and 1995:

                                                          1996              1995
--------------------------------------------------------------------------------
Gastrointestinals
  Ethical ................................            $1,712.1          $1,223.4
  OTC ....................................               420.5             307.2
--------------------------------------------------------------------------------
                                                       2,132.6           1,530.6
--------------------------------------------------------------------------------
Vaccines .................................               663.0             598.6
Cardiovasculars ..........................               623.9             521.9
Radiopharmaceuticals .....................               325.4             304.0
Central nervous system ...................               267.7             247.5
Other ....................................               276.9             289.2
--------------------------------------------------------------------------------
                                                      $4,289.5          $3,491.8
================================================================================


5.      AFFILIATES ACCOUNTED FOR USING THE EQUITY METHOD

Investments in affiliates accounted for using the equity method are included in Other assets and were $779.7 million at December 31, 1996 and $737.8 million at December 31, 1995. Dividends and distributions received from these affiliates were $476.2 million in 1996 and $296.1 million in 1995. These affiliates did not constitute a significant component of the Company's financial position or results of operations prior to 1995. Summarized information for these affiliates is as follows:

Years Ended December 31                                     1996            1995
--------------------------------------------------------------------------------
Sales ........................................         $4,441.4         $3,632.9
Materials and production costs ...............            959.4            873.4
Other expense, net ...........................          1,725.2          1,493.8
Income before taxes ..........................          1,756.8          1,265.7
================================================================================
December 31
--------------------------------------------------------------------------------
Current assets ...............................         $1,613.8         $1,326.0
Noncurrent assets ............................          3,111.3          2,914.3
Current liabilities ..........................          1,048.0            897.5
Noncurrent liabilities .......................          1,307.6          1,163.6
================================================================================

6. FINANCIAL INSTRUMENTS AND RELATED DISCLOSURES

Summarized below are the carrying values and fair values of the Company's financial instruments at December 31, 1996 and 1995. Fair values were estimated based on market prices, where available, or dealer quotes.

                                                1996                1995
                                        ------------------  ------------------
                                        Carrying      Fair  Carrying      Fair
                                           Value     Value     Value     Value
--------------------------------------------------------------------------------
Assets
--------------------------------------------------------------------------------
Cash and cash equivalents ..........    $1,352.4  $1,352.4  $1,847.4  $1,847.4
Short-term investments .............       829.2     828.9   1,502.4   1,502.4
Long-term investments ..............     2,499.4   2,496.4   1,969.6   1,965.6
Purchased currency options .........        85.1     143.7     122.1     110.8
Forward exchange contracts and
  currency swaps ...................       134.7     134.7      80.3      80.3
Interest rate swaps ................        26.3      31.3      14.4      27.2
--------------------------------------------------------------------------------
Liabilities
--------------------------------------------------------------------------------
Loans payable and current
  portion of long-term debt ........    $  606.1  $  609.7  $  423.1  $  425.4
Long-term debt .....................     1,155.9   1,160.2   1,372.8   1,424.7
Written currency options ...........          --        --        .2        .2
Forward exchange contracts
  and currency swap ................         9.2       9.2       6.1       6.1
================================================================================

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

     Deferred gains and losses on currency options used to hedge forecasted revenues amounted to $64.9 million and $6.3 million at December 31, 1996 and $27.2 million and $38.5 million at December 31, 1995, respectively.

     The Company also hedges certain exposures to fluctuations in foreign currency exchange rates that occur prior to conversion of foreign currency denominated monetary assets and liabilities into U.S. dollars. Prior to conversion to U.S. dollars, these assets and liabilities are translated at spot rates in effect on the balance sheet date. The effects of changes in spot rates are reported in earnings and included in Other (income) expense, net. The Company hedges its exposure to changes in foreign exchange principally with forward contracts. Because monetary assets and liabilities are marked to spot and recorded in earnings, forward contracts designated as hedges of the monetary assets and liabilities are also marked to spot with the resulting gains and losses similarly recognized in earnings. Gains and losses on forward contracts are included in Other (income) expense, net and offset losses and gains on the net monetary assets and liabilities hedged. The carrying value of forward exchange contracts is reported in Accounts receivable, Other assets, Accounts payable and accrued liabilities or Deferred income taxes and noncurrent liabilities.

     At December 31, 1996 and 1995, the Company had contracts to exchange foreign currencies, principally the Japanese yen, French franc and Deutschemark, for U.S. dollars in the following notional amounts:

                                                          1996              1995
--------------------------------------------------------------------------------
Purchased currency options ...................        $1,952.6          $2,453.4
Written currency options .....................          --                  48.3
Forward sale contracts .......................         1,660.9           1,469.9
Forward purchase contracts ...................           431.5             422.3
================================================================================

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

     In 1995, the Company entered into a five-year combined interest rate and currency swap contract with a notional amount of $296.7 million, and in 1996, a two-year currency swap contract with a notional amount of $336.1 million, to convert two different variable rate Dutch guilder investments to variable rate U.S. dollar investments. The market values of these contracts are reported in Other assets with unrealized gains and losses recorded, net of tax, in Stockholders' equity.

     The Company also had two interest rate swap contracts outstanding with a combined notional amount of $347.9 million to convert fixed rates on debt issues to floating rates slightly below commercial paper rates. The maturities of these contracts coincide with the maturities of the underlying debt instruments hedged. The debt issues include $200.0 million in zero coupon euronotes and
200.0 million in Swiss franc eurobonds. Concurrent with the issuance of the Swiss franc eurobonds, the Company entered into an interest rate and currency swap. The currency swap is accounted for similar to forward exchange contracts. (See Note 8 for further information.) The interest rate and currency swaps on the debt issues described above essentially provide the Company with variable rate, U.S. dollar denominated debt at rates of interest lower than rates the Company could otherwise obtain had it actually issued variable rate U.S. dollar debt.

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

     At December 31, 1996, available-for-sale investments include debt and equity securities carried at their fair values of $1.4 billion ($551.3 million of which mature within one year) and $1.1 billion, respectively. Gross unrealized gains and losses amounted to $10.1 million and $5.8 million for debt securities and $181.1 million and $53.0 million for equity securities, respectively, which are recorded, net of tax and minority interests, in Retained earnings. Held-to-maturity investments are carried at amortized cost of $828.6 million ($277.9 million of which mature within one year) and have a fair value of $825.3 million.


7. INVENTORIES

Inventories at December 31 consisted of:

                                                            1996            1995
--------------------------------------------------------------------------------
Finished goods .................................        $1,237.3        $1,078.3
Raw materials and work in process ..............           841.1           716.2
Supplies .......................................            70.4            78.0
--------------------------------------------------------------------------------
Total (approximates current cost) ..............         2,148.8         1,872.5
Reduction to LIFO cost .........................          --              --
--------------------------------------------------------------------------------
                                                        $2,148.8        $1,872.5
================================================================================

     Inventories valued under the LIFO method comprised approximately 43% and 44% of inventories at December 31, 1996 and 1995, respectively.


8. LOANS PAYABLE AND LONG-TERM DEBT

Loans payable at December 31, 1996 consisted primarily of the current portion of long-term debt. The remainder was principally borrowings by foreign subsidiaries. The weighted average interest rate for these borrowings was 6.2% and 7.3% at December 31, 1996 and 1995, respectively.

     Long-term debt at December 31 consisted of:

                                                               1996         1995
--------------------------------------------------------------------------------
6.8% euronotes due 2005 ...............................    $  498.9     $  498.8
5.3% euronotes due 1998 ...............................       251.2        251.8
6.3% debentures due 2026 ..............................       246.6           --
Zero coupon euronotes due 1997 ........................          --        181.3
5.4% Swiss franc eurobonds due 1997 ...................          --        174.0
6.0% medium-term note due 1997 ........................          --         99.9
Other .................................................       159.2        167.0
--------------------------------------------------------------------------------
                                                           $1,155.9     $1,372.8
================================================================================

     At December 31, 1996, the Company had an interest rate swap contract to convert the 6.1% fixed rate on the zero coupon euronotes to a variable rate slightly below commercial paper rates.

In addition, the Company entered into an interest rate and currency swap concurrent with the issuance of the Swiss franc eurobonds. The contract converts the fixed rate on the eurobonds to a variable rate slightly below commercial paper rates, payable in U.S. dollars, and enables the Company to buy 200.0 million Swiss francs at maturity at a fixed exchange rate. Accordingly, any exchange gain or loss on these bonds will be entirely offset by the change in the carrying value of the contract.

     Other consists primarily of pollution control, industrial revenue financing and foreign borrowings at varying rates up to 9.0%.

     The aggregate maturities of long-term debt for each of the next five years are as follows: 1997, $447.9 million; 1998, $262.0 million; 1999, $7.7 million;
2000, $9.6 million, and 2001, $60.6 million.


9. CONTINGENT LIABILITIES

The Company is involved in various claims and legal proceedings of a nature considered normal to its business, principally product liability and intellectual property cases. Additionally, the Company, along with numerous other defendants, is a party in several antitrust actions brought by retail pharmacies and consumers, alleging conspiracies in restraint of trade and challenging pricing and/or purchasing practices, one of which has been certified as a Federal class action and a number of which have been certified as state class actions. In January 1996, the Company and several other defendants entered into an agreement, subject to court approval, to settle the Federal class action alleging conspiracy, which represents the single largest group of retail pharmacy claims, pursuant to which the Company would pay $51.8 million, payable in four equal annual installments. In April 1996, the court declined to approve the settlement. Subsequently, the Company and several other defendants entered into an amended settlement agreement, which provides for the same monetary payment and addresses the court's concerns as expressed in its April 1996 opinion. In June 1996, the court granted approval of the amended settlement agreement, to which objecting retail class members filed appeals in July 1996. The Company has not engaged in any conspiracy and no admission of wrongdoing has been made or is included in the amended agreement, which was entered into in order to avoid the cost of litigation and the risk of an inaccurate adverse verdict by a jury presented by a case of this size and complexity. While it is not feasible to predict or determine the final outcome of these proceedings, management does not believe that they should result in a materially adverse effect on the Company's financial position, results of operations or liquidity.

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


10. PREFERRED STOCK OF SUBSIDIARY COMPANY

In December 1995, the Company's wholly-owned subsidiary, Merck Sharp & Dohme Overseas Finance, S.A., issued $1.0 billion par value of variable rate nonconvertible Preferred Equity Certificates (PECs). The proceeds were used to fund a portion of the Company's stock repurchase program and for other general corporate purposes. Beginning in January 1997 to the date fixed for redemption in 2094, the PECs are redeemable at the option of the issuer at the par value plus accumulated and unpaid dividends. The PECs are included in Minority interests in the consolidated financial statements.


11. STOCKHOLDERS' EQUITY

In 1996 and 1995, common stock increased by $225.0 and $74.7 million, respectively, principally as a result of issuances of treasury stock for exercises of stock options. In 1994, common stock increased by $91.3 million, principally as a result of conversions of subordinated debentures assumed in conjunction with the Medco acquisition into 2.6 million shares of Merck common stock.

     A summary of treasury stock transactions (shares in thousands) follows:

                                1996                    1995                     1994
                     ----------------------  ------------------------  -----------------------
                       Shares          Cost    Shares            Cost    Shares           Cost
----------------------------------------------------------------------------------------------
Balance,
  January 1 ....     254,614.8     $5,747.4    235,341.6     $4,470.8    226,676.6    $3,948.0
Purchases ......      38,384.2      2,493.3     33,377.2      1,570.9     18,975.0       704.5
Issued primarily
  under stock
  option plans       (15,982.0)      (426.0)   (14,104.0)      (294.3)   (10,310.0)     (181.7)
----------------------------------------------------------------------------------------------
Balance,
  December 31 ..     277,017.0     $7,814.7    254,614.8     $5,747.4    235,341.6    $4,470.8
==============================================================================================

     At December 31, 1996, 1995 and 1994, 10 million shares of preferred stock, without par value, were authorized; none were issued.

12. STOCK OPTION AND INCENTIVE PLANS

The Company has stock option plans under which employees and non-employee directors may be granted options to purchase shares of Company common stock at the fair market value at the time of the grant. Options generally vest in 5 years and expire in 10 years from the date of grant. The Company also has plans that provide for the granting of performance-based stock awards.

     A summary of information relative to the Company's stock option plans follows:

                                                        Number        Average(1)
                                                       of Shares         Price
--------------------------------------------------------------------------------
Outstanding at December 31, 1993 ..............        86,413,723        $ 26.93
Granted .......................................        19,973,017          31.53
Exercised .....................................        (9,878,486)         14.01
Forfeited .....................................        (2,843,918)         34.41
--------------------------------------------------------------------------------
Outstanding at December 31, 1994 ..............        93,664,336          29.05
Granted .......................................        14,193,077          43.38
Exercised .....................................       (13,955,704)         18.96
Forfeited .....................................        (2,480,703)         34.89
--------------------------------------------------------------------------------
Outstanding at December 31, 1995 ..............        91,421,006          32.65
Granted .......................................        13,018,617          65.28
Exercised .....................................       (15,835,665)         27.92
Forfeited .....................................        (2,494,936)         37.68
Equivalent Options Assumed ....................           100,275         103.25
--------------------------------------------------------------------------------
Outstanding at December 31, 1996 ..............        86,209,297        $ 38.38
================================================================================
(1) Weighted average exercise price.

     The number of shares and average price of options exercisable at December 31, 1996, 1995 and 1994 were 32,387,469 shares at $30.99, 29,272,456 shares at
$26.46 and 31,691,680 at $23.39, respectively. At December 31, 1996 and 1995,
70,493,629 shares and 15,842,665 shares, respectively, were available for future grants under the terms of these plans.

     Effective January 1, 1996, the Company adopted the provisions of Statement No. 123, Accounting for Stock-Based Compensation. As permitted by the Statement, the Company has chosen to continue to account for stock-based compensation using the intrinsic value method. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for performance-based awards, which was not significant. Had the fair value method of accounting been applied to the Company's stock option plans, which requires recognition of compensation cost ratably over the vesting period of the underlying equity instruments, Net income would have been reduced by $46.6 million, or $.04 per share in 1996 and $20.0 million, or $.02 per share in 1995. This pro forma impact only takes into account options granted since January 1, 1995 and is likely to increase in future years as additional options are granted and amortized ratably over the vesting period. The average fair value of options granted during 1996 and 1995 was $19.12 and $12.31, respectively. The fair value was estimated using the Black-Scholes option-pricing model based on the weighted average market price at grant date of $65.28 in 1996 and $43.38 in 1995 and the following weighted average assumptions: risk-free interest rate of 5.9% for 1996 and 6.9% for 1995, expected life of 6.7 years for 1996 and 6.5 years for 1995, volatility of 24% for 1996 and 1995, and dividend yield of 2.1% for 1996 and 2.8% for 1995.

     Summarized information about stock options outstanding and exercisable at December 31, 1996 is as follows:

                     Outstanding                Exercisable
            ----------------------------   -------------------
Exercise
  Price       Number    Average  Average     Number    Average
  Range     of Shares   Life(1) Price(2)   of Shares   Price(2)
--------------------------------------------------------------
 $2 to 20    6,602,873   4.37   $ 14.28    6,586,684   $ 14.30
$20 to 30   16,126,629   7.87     25.71   10,496,449     25.07
$30 to 40   26,508,457   6.95     33.76    3,689,072     36.32
$40 to 50   21,554,462   6.43     42.98   10,771,645     43.04
$50 to 75   15,340,101   8.43     63.26      767,994     52.69
Over $75        76,775   7.45    110.14       75,625    110.52
--------------------------------------------------------------
            86,209,297                    32,387,469
==============================================================
(1) Weighted average contractual life remaining in years.
(2) Weighted average exercise price.

     The Company has incentive compensation plans that provide cash awards to employees and may provide deferred awards to certain executives and other key employees. For 1996, total awards under the plans were $113.5 million.


13. RETIREMENT PLANS

In addition to required governmental retirement plans, the Company and certain of its subsidiaries have retirement plans for eligible employees that provide benefits based upon age, years of service and compensation. Certain plans also consider primary social security payments in calculating benefits. The expenses for these governmental, Company and subsidiary plans were $294.9 million in 1996, $285.6 million in 1995 and $301.3 million in 1994. Expenses for Company and subsidiary plans were $106.6 million in 1996, $109.0 million in 1995 and $140.1 million in 1994, comprised of the following components:

                                                  1996        1995        1994
--------------------------------------------------------------------------------
Service cost-benefits
  earned during the year ...................    $ 104.1     $  98.7     $ 109.8
Interest cost on projected
  benefit obligation .......................      144.2       139.8       134.7
Net amortization and deferral ..............      107.1       185.9      (105.9)
Actual return on assets ....................     (248.8)     (315.4)        1.5
--------------------------------------------------------------------------------
Net pension cost ...........................    $ 106.6     $ 109.0     $ 140.1
================================================================================

     The net pension cost attributable to international plans and included above was $51.8 million in 1996, $47.2 million in 1995 and $42.5 million in 1994.

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

     The plans' funded status at December 31 was as follows:

                                               1996                    1995
                                       --------------------    ------------------
                                         OVER        UNDER       Over       Under
                                        FUNDED      FUNDED      Funded     Funded
---------------------------------------------------------------------------------
Plan assets at market value ........   $1,838.4    $  215.2    $1,726.2   $  19.5
---------------------------------------------------------------------------------
Accumulated benefit obligation
  Vested ...........................    1,171.0       257.6     1,197.5      62.3
  Nonvested ........................      196.5        54.6       250.5      27.8
---------------------------------------------------------------------------------
                                        1,367.5       312.2     1,448.0      90.1
---------------------------------------------------------------------------------
Plan assets in excess of (less than)
  accumulated benefit obligation ...      470.9       (97.0)      278.2     (70.6)
Projected compensation increases ...      302.8       176.9       466.4     132.6
---------------------------------------------------------------------------------
Plan assets in excess of (less than)
  projected benefit obligation .....      168.1      (273.9)     (188.2)   (203.2)
Unamortized transitional net
  (asset) obligation ...............      (76.3)        2.9       (97.4)      8.9
Unrecognized net loss ..............      110.0       103.8       380.3      43.6
Unrecognized prior service cost ....       46.4        11.4        48.9      14.3
---------------------------------------------------------------------------------
Net pension asset (liability) ......   $  248.2    $ (155.8)   $  143.6   $(136.4)
=================================================================================

     International plan assets at market value, included in the above table, were $654.2 million in 1996 and $592.9 million in 1995. The accumulated benefit obligation of international plans, included in this table, was $624.5 million in 1996 and $545.8 million in 1995.

     The discount rate used in determining the projected benefit obligation and costs was 7.5% at December 31, 1996, 7% at December 31, 1995 and 8.5% at December 31, 1994. The rate of future compensation increases used in determining the projected benefit obligation and costs was 4.5% at December 31, 1996 and 1995, and 5% at December 31, 1994. The expected long-term rate of return on plan assets was 10% at December 31, 1996, 1995 and 1994.

     In the aggregate, average international plan assumptions do not vary significantly from U.S. assumptions.

14. OTHER POSTRETIREMENT BENEFITS

The Company provides health-care (in excess of Medicare) and life insurance benefits for eligible active and retired employees, principally in the United States. The Company reserves the right to modify such benefits in the future. The expected costs of providing postretirement health-care and life insurance benefits are accrued over the employee service period. The cost of health-care and life insurance benefits for active employees was $148.9 million in 1996, $125.0 million in 1995 and $130.4 million in 1994. The cost of postretirement benefits other than pensions was $9.4 million in 1996, $7.6 million in 1995 and $42.1 million in 1994, comprised of the following components:

                                                     1996       1995       1994
--------------------------------------------------------------------------------
Service cost - benefits earned
  during the year .............................    $ 25.2    $  16.8     $ 31.7
Interest cost on accumulated
  postretirement benefit obligation ...........      45.7       44.0       58.4
Net amortization and deferral .................      13.2       54.1      (52.4)
Actual return on assets .......................     (74.7)    (107.3)       4.4
--------------------------------------------------------------------------------
Net postretirement benefit cost ...............    $  9.4    $   7.6     $ 42.1
================================================================================

     Net postretirement benefit cost in 1996 and 1995 includes the effects of 1995 changes in certain cost-sharing provisions and the Company's method of providing certain benefits.

     The Company contributes to a retiree health-care qualified trust that will be used to pay a portion of its postretirement benefit liability. The plans' assets are diversified in stocks, bonds and short-term and other investments.

     The plans' funded status at December 31 was as follows:

                                                                1996       1995
--------------------------------------------------------------------------------
Plan assets at market value ..............................   $ 541.6    $ 473.8
--------------------------------------------------------------------------------
Accumulated postretirement benefit obligation
  Retirees ...............................................     368.2      392.4
  Other fully eligible participants ......................      46.1       45.3
  Other active participants ..............................     249.4      231.0
--------------------------------------------------------------------------------
                                                               663.7      668.7
--------------------------------------------------------------------------------
Accumulated postretirement benefit obligation
  in excess of plan assets ...............................    (122.1)    (194.9)
Unrecognized net gain ....................................    (166.8)     (98.4)
Unrecognized plan changes ................................    (141.2)    (154.2)
--------------------------------------------------------------------------------
Net postretirement benefit liability .....................   $(430.1)   $(447.5)
================================================================================

     The discount rate used in determining the accumulated postretirement benefit obligation and cost was 7.5% at December 31, 1996, 7% at December 31, 1995 and 8.5% at December 31, 1994. The expected long-term rate of return on plan assets was 10.0% in 1996, 1995 and 1994. The health-care cost trend rate was

8.5% at December 31, 1996. The rate will gradually decline to 5.0% over a 7-year period. The effect of increasing the health-care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 1996 by $75.4 million and the total service and interest cost components of the 1996 net postretirement benefit cost by $11.0 million.


15. OTHER (INCOME) EXPENSE, NET

                                                   1996        1995        1994
-------------------------------------------------------------------------------
Interest income ............................    $(205.4)    $(191.0)    $(153.9)
Interest expense ...........................      138.6        98.7       124.4
Exchange (gains) losses ....................      (27.8)       (7.8)       26.2
Minority interests .........................      144.2        91.9        93.4
Amortization of goodwill and
  other intangibles ........................      196.2       192.0       193.9
Other, net .................................       (5.0)      643.8       (51.2)
-------------------------------------------------------------------------------
                                                $ 240.8     $ 827.6     $ 232.8
===============================================================================

     Minority interests include third parties' share of exchange gains and losses arising from translation of the financial statements into U.S. dollars. The increase in minority interests in 1996 primarily reflects dividends on the PECs, which were issued in December 1995. (See Note 10.)

     In 1995, other, net, includes $675.5 million of nonrecurring charges consisting of $278.5 million for losses on sales of assets, $175.0 million for restructuring actions, $161.2 million for endowment of The Merck Company Foundation and $60.8 million for settlement of claims. The restructuring actions involve manufacturing facility consolidation, rationalization and work-force reduction in Europe and the United States.

     Interest paid was $117.4 million in 1996, $85.5 million in 1995 and $144.0 million in 1994.


16. TAXES ON INCOME

A reconciliation between the Company's effective tax rate and the U.S. statutory rate follows:

                                             1996              Tax Rate
                                                        ----------------------
                                            AMOUNT      1996      1995    1994
-------------------------------------------------------------------------------
U.S. statutory rate applied
  to pretax income .....................   $1,939.3     35.0%    35.0%    35.0%
Differential arising from:
  Foreign operations ...................     (180.8)    (3.2)     (.9)    (1.1)
  Tax exemption for Puerto Rico
    operations .........................     (107.5)    (1.9)    (1.8)    (3.8)
  Equity income from affiliates ........     (103.2)    (1.9)    (1.5)     (.2)
  State taxes ..........................        7.2       .1      1.5      2.2
  Other, including
    minority interests .................      104.5      1.9     (1.8)    --
-------------------------------------------------------------------------------
                                           $1,659.5     30.0%    30.5%    32.1%
===============================================================================

     Domestic companies contributed approximately 73% in 1996, 76% in 1995 and 73% in 1994 to consolidated pretax income.

     Taxes on income consisted of:

                                                     1996       1995       1994
-------------------------------------------------------------------------------
Current provision
  Federal .....................................  $1,106.2   $1,043.4   $1,003.1
  Foreign .....................................     410.3      455.1      359.0
  State .......................................     (14.6)     149.4      152.6
-------------------------------------------------------------------------------
                                                  1,501.9    1,647.9    1,514.7
-------------------------------------------------------------------------------
Deferred provision
  Federal .....................................     136.9      (64.3)    (166.6)
  Foreign .....................................     (15.4)     (95.9)      72.2
  State .......................................      36.1      (25.7)      (2.1)
-------------------------------------------------------------------------------
                                                    157.6     (185.9)     (96.5)
-------------------------------------------------------------------------------
                                                 $1,659.5   $1,462.0   $1,418.2
===============================================================================

     Deferred income taxes at December 31 consisted of:

                                             1996                   1995
                                     ---------------------- --------------------
                                       ASSETS   LIABILITIES  Assets  Liabilities
--------------------------------------------------------------------------------
Other intangibles ................   $   --      $1,208.5   $   --      $1,243.1
Accelerated depreciation .........       --         521.2       --         524.9
Inventory related ................      511.6       208.2      463.6       180.3
Other postretirement benefits ....      187.7        --        183.4        --
Equity investments ...............       --         163.0       --         153.4
Restructuring charge .............      151.3        --        155.3        --
Environmental related ............       84.0        --         81.7        --
Compensation related .............       81.8        --         70.5        --
Equivalent Medco
  options assumed ................       62.7        --         92.4        --
Pension benefits .................        9.4        97.9       28.3        65.2
Leasing activity .................       --          27.0       --          40.7
Provision for joint venture
  obligation .....................       --          --        174.4        --
Other ............................      712.8       462.7      663.5       428.7
--------------------------------------------------------------------------------
                                      1,801.3     2,688.5    1,913.1     2,636.3
Valuation allowance ..............       (4.5)       --        (15.0)       --
--------------------------------------------------------------------------------
                                     $1,796.8    $2,688.5   $1,898.1    $2,636.3
================================================================================

    At December 31, 1996 and 1995, current deferred tax assets of $568.6 million and $722.8 million, respectively, were included in Prepaid expenses and taxes and current deferred tax liabilities of $112.2 million and $98.0 million, respectively, were included in Income taxes payable. In addition, at December 31, 1996 and 1995, noncurrent deferred tax assets of $52.2 million and $26.3 million, respectively, were included in Other assets and noncurrent deferred tax liabilities of $1.4 billion and $1.4 billion, respectively, were included in Deferred income taxes and noncurrent liabilities. Income taxes paid in 1996, 1995 and 1994 were $1.1 billion, $2.0 billion and $857.8 million, respectively. The increase in 1995 primarily reflects taxes paid on the 1994 gain resulting from the sale to Astra of an interest in a joint venture, the 1995 gains on sales of subsidiaries and a change in law affecting the calculation of Federal estimated payments.

     At December 31, 1996, foreign earnings of $5.4 billion and domestic earnings of $880.9 million have been retained indefinitely by subsidiary companies for reinvestment. No provision is made for income taxes that would be payable upon the distribution of such earnings, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability. These earnings include income from manufacturing operations in Ireland, that were tax exempt through 1990 and are taxed at 10% thereafter. In addition, the Company has domestic subsidiaries operating in Puerto Rico under a tax incentive grant that expires in 2008. The Company's Federal income tax returns have been audited through 1989.

17. GEOGRAPHIC SEGMENT REPORTING

                                                   1996        1995        1994
-------------------------------------------------------------------------------
Customer Sales
North America ..............................  $14,321.7   $11,704.3   $10,561.6
Europe .....................................    3,322.4     2,894.3     2,552.6
Asia Pacific ...............................    1,767.0     1,753.2     1,586.7
Other Foreign ..............................      417.6       329.3       268.9
Affiliate Sales
North America ..............................    1,723.2     1,640.3     1,390.2
Europe .....................................      909.8       798.8       611.3
Asia Pacific ...............................       50.4        59.1        44.8
Other Foreign ..............................        2.7         1.5          .6
Eliminations ...............................   (2,686.1)   (2,499.7)   (2,046.9)
-------------------------------------------------------------------------------
                                              $19,828.7   $16,681.1   $14,969.8
===============================================================================
Income Before Taxes
North America ..............................   $3,691.7    $3,442.1    $3,182.7
Europe .....................................    1,043.0       925.2     1,021.4
Asia Pacific ...............................      352.9       323.4       277.3
Other Foreign ..............................       (2.3)      (17.4)        1.9
Eliminations ...............................      (95.9)     (259.4)     (102.7)
-------------------------------------------------------------------------------
                                                4,989.4     4,413.9     4,380.6
Non-operating income .......................      551.4       383.3        34.6
-------------------------------------------------------------------------------
                                               $5,540.8    $4,797.2    $4,415.2
===============================================================================
Assets
North America ..............................  $15,662.0   $14,563.3   $14,538.9
Europe .....................................    2,322.4     2,202.4     2,158.2
Asia Pacific ...............................    1,499.5     1,542.3     1,310.3
Other Foreign ..............................      306.1       196.9       151.6
Cash and Investments .......................    4,681.0     5,319.4     3,686.6
Other Corporate Assets .....................    1,444.3     1,513.3     1,147.9
Eliminations ...............................   (1,622.2)   (1,505.8)   (1,136.9)
-------------------------------------------------------------------------------
                                              $24,293.1   $23,831.8   $21,856.6
===============================================================================

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

     The Company's worldwide business is subject to risks of currency fluctuations, governmental actions and other governmental proceedings abroad. The Company does not regard these risks as a deterrent to further expansion of its operations abroad. However, the Company closely reviews its methods of operations and adopts strategies responsive to changing economic and political conditions.

--------------------------------------------------------------------------------
MANAGEMENT'S REPORT
--------------------------------------------------------------------------------


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

     To assure that financial information is reliable and assets are safeguarded, management maintains an effective system of internal controls and procedures, important elements of which include: careful selection, training and development of operating and financial managers; an organization that provides appropriate division of responsibility, and communications aimed at assuring that Company policies and procedures are understood throughout the organization. In establishing internal controls, management weighs the costs of such systems against the benefits it believes such systems will provide. A staff of internal auditors regularly monitors the adequacy and application of internal controls on a worldwide basis.

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

     The recommendations of the internal auditors and independent public accountants are reviewed by management. Control procedures have been implemented or revised as appropriate to respond to these recommendations. No material control weaknesses have been brought to the attention of management. In management's opinion, for the year ended December 31, 1996, the internal control system was strong and accomplished the objectives discussed herein.


/s/ Raymond V. Gilmartin            /s/ Judy C. Lewent

RAYMOND V. GILMARTIN                JUDY C. LEWENT
Chairman, President and             Senior Vice President and
Chief Executive Officer             Chief Financial Officer


--------------------------------------------------------------------------------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------

To the Stockholders and
Board of Directors of Merck & Co., Inc.:

We have audited the accompanying consolidated balance sheets of Merck & Co., Inc. (a New Jersey corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merck & Co., Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                             /s/ Arthur Andersen LLP

New York, New York           ARTHUR ANDERSEN LLP
January 28, 1997

--------------------------------------------------------------------------------
AUDIT COMMITTEE'S REPORT
--------------------------------------------------------------------------------

The Audit Committee of the Board of Directors is comprised of five outside directors. The members of the Committee are: Charles E. Exley Jr., Chairman; Carolyne K. Davis, Ph.D., Vice Chairman; Sir Derek Birkin; William N. Kelley, M.D., and Samuel O. Thier, M.D. The Committee held three meetings during 1996.

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

                                             /s/ Charles E. Exley Jr.

                                             Charles E. Exley Jr.
                                             Chairman, Audit Committee

--------------------------------------------------------------------------------
COMPENSATION AND BENEFITS
COMMITTEE'S REPORT
--------------------------------------------------------------------------------

The Compensation and Benefits Committee is comprised of five outside directors. The members of the Committee are: H. Brewster Atwater Jr., Chairman; Lawrence A. Bossidy, Vice Chairman; William G. Bowen, Ph.D.; Johnnetta B. Cole, Ph.D., and Lloyd C. Elam, M.D. The Committee held five meetings during 1996.

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

                                /s/ H. Brewster Atwater Jr.

                                H. BREWSTER ATWATER JR.
                                Chairman, Compensation and Benefits Committee


--------------------------------------------------------------------------------
SELECTED FINANCIAL DATA(1)
--------------------------------------------------------------------------------

                                              Merck & Co., Inc. and Subsidiaries



($ in millions except
per share amounts) ............       1996         1995         1994         1993          1992(2)        1991         1990
---------------------------------------------------------------------------------------------------------------------------
Results for Year:
Sales .........................  $19,828.7    $16,681.1    $14,969.8    $10,498.2     $ 9,662.5       $8,602.7     $7,671.5
Materials and
  production costs ............    9,319.2      7,456.3      5,962.7      2,497.6       2,096.1        1,934.9      1,778.1
Marketing/administrative
  expenses ....................    3,841.3      3,297.8      3,177.5      2,913.9       2,963.3        2,570.3      2,388.0
Research/development
  expenses ....................    1,487.3      1,331.4      1,230.6      1,172.8       1,111.6          987.8        854.0
Equity (income) loss
  from affiliates .............     (600.7)      (346.3)       (56.6)        26.1         (25.8)          21.1         22.4
Gains on sales of specialty
  chemical businesses .........       --         (682.9)        --           --            --             --           --
Restructuring charge ..........       --           --           --          775.0          --             --           --
Gain on joint venture formation       --           --         (492.0)        --            --             --           --
Provision for joint venture
  obligation ..................       --           --          499.6         --            --             --           --
Other (income) expense, net ...      240.8        827.6        232.8         10.1         (46.3)         (78.1)       (69.8)
Income before taxes ...........    5,540.8      4,797.2      4,415.2      3,102.7       3,563.6        3,166.7      2,698.8
Taxes on income ...............    1,659.5      1,462.0      1,418.2        936.5       1,117.0        1,045.0        917.6
Net income ....................    3,881.3      3,335.2      2,997.0      2,166.2       2,446.6        2,121.7      1,781.2
Earnings per common share .....      $3.20        $2.70        $2.38        $1.87         $2.12          $1.83        $1.52
Dividends declared ............    1,793.4      1,578.0      1,463.1      1,239.0       1,106.9          920.3        788.1
Dividends paid per common share      $1.42        $1.24        $1.14        $1.03          $.92           $.77         $.64
Capital expenditures ..........    1,196.7      1,005.5      1,009.3      1,012.7       1,066.6        1,041.5        670.8
Depreciation ..................      521.7        463.3        475.6        348.4         290.3          242.7        231.4
---------------------------------------------------------------------------------------------------------------------------
Year-End Position:
Working capital ...............  $ 2,897.4    $ 3,870.2    $ 2,291.4    $   541.6     $ 1,241.1      $ 1,496.5     $  939.2
Property, plant and
  equipment (net) .............    5,926.7      5,269.1      5,296.3      4,894.6       4,271.1        3,504.5      2,721.7
Total assets ..................   24,293.1     23,831.8     21,856.6     19,927.5      11,086.0        9,498.5      8,029.8
Long-term debt ................    1,155.9      1,372.8      1,145.9      1,120.8         495.7          493.7        124.1
Stockholders' equity ..........   11,970.5     11,735.7     11,139.0     10,021.7       5,002.9        4,916.2      3,834.4
---------------------------------------------------------------------------------------------------------------------------
Financial Ratios:
Net income as a % of:
  Sales .......................      19.6%        20.0%        20.0%        20.6%         25.3%          24.7%        23.2%
  Average total assets ........      16.1%        14.6%        14.3%        14.0%         24.1%          24.2%        24.1%
---------------------------------------------------------------------------------------------------------------------------
Year-End Statistics:
Average common shares
  outstanding (millions) ......    1,213.6      1,236.1      1,257.2      1,156.5       1,153.5        1,159.9      1,172.1
Number of stockholders ........    247,300      243,000      244,700      231,300       161,200         91,100       82,300
Number of employees ...........     49,100       45,200       47,500       47,100(3)     38,400         37,700       36,900
===========================================================================================================================


($ in millions except
per share amounts) ............        1989         1988         1987         1986
----------------------------------------------------------------------------------
Results for Year:
Sales .........................    $6,550.5     $5,939.5     $5,061.3     $4,128.9
Materials and
  production costs ............     1,550.3      1,526.1      1,444.3      1,338.0
Marketing/administrative
  expenses ....................     2,013.4      1,880.3      1,684.6      1,270.0
Research/development
  expenses ....................       750.5        668.8        565.7        479.8
Equity (income) loss
  from affiliates .............        11.5         (2.5)        (2.5)         (.1)
Gains on sales of specialty
  chemical businesses .........        --           --           --           --
Restructuring charge ..........        --           --           --           --
Gain on joint venture formation        --           --           --           --
Provision for joint venture
  obligation ..................        --           --           --           --
Other (income) expense, net ...       (58.2)        (4.2)       (36.0)       (32.1)
Income before taxes ...........     2,283.0      1,871.0      1,405.2      1,073.3
Taxes on income ...............       787.6        664.2        498.8        397.6
Net income ....................     1,495.4      1,206.8        906.4        675.7
Earnings per common share .....       $1.26        $1.02         $.74         $.54
Dividends declared ............       681.5        546.3        365.2        278.5
Dividends paid per common share        $.55         $.43         $.27         $.21
Capital expenditures ..........       433.0        372.7        253.7        210.6
Depreciation ..................       206.4        189.0        188.5        167.2
----------------------------------------------------------------------------------
Year-End Position:
Working capital ...............    $1,502.5     $1,480.3     $  798.3     $1,094.3
Property, plant and
  equipment (net) .............     2,292.5      2,070.7      1,948.0      1,906.2
Total assets ..................     6,756.7      6,127.5      5,680.0      5,105.2
Long-term debt ................       117.8        142.8        167.4        167.5
Stockholders' equity ..........     3,520.6      2,855.8      2,116.7      2,541.2
----------------------------------------------------------------------------------
Financial Ratios:
Net income as a % of:
  Sales .......................       22.8%        20.3%        17.9%        16.4%
  Average total assets ........       23.2%        20.4%        16.8%        13.5%
----------------------------------------------------------------------------------
Year-end Statistics:
Average common shares
  outstanding (millions) ......     1,188.3      1,186.9      1,221.2      1,253.9
Number of stockholders ........      75,600       68,500       56,900       48,300
Number of employees ...........      34,400       32,000       31,100       30,700
==================================================================================

(1) Amounts after 1992 include the impact of Medco from the date of acquisition on November 18, 1993.
(2) Results of operations for 1992 exclude the cumulative effect of accounting changes.
(3) Increase in 1993 is due to the inclusion of 10,300 Medco employees.

                                                                              55