Form 10-K, Exhibit 13
period 1997-12-31
MERCK & CO INC
filed 1998-03-25
CIK 64978

================================================================================
Financial Review
================================================================================

Description of Merck's Business

Merck is a global research-driven pharmaceutical company that discovers, develops, manufactures and markets a broad range of human and animal health products, directly and through its joint ventures, and provides pharmaceutical benefit services through Merck-Medco Managed Care (Merck-Medco).

Sales

--------------------------------------------------------------------------------
($ in millions)                            1997           1996            1995
--------------------------------------------------------------------------------
Elevated cholesterol ..............      $ 4,672.3      $ 4,055.9      $ 3,211.1
Hypertension/heart failure ........        3,918.2        3,512.4        3,021.3
Anti-ulcerants ....................        1,329.6        1,143.6        1,019.8
Antibiotics .......................          774.9          822.3          848.3
Ophthalmologicals .................          740.0          693.1          570.6
Vaccines/biologicals ..............          733.6          586.8          529.9
Human immunodeficiency
  virus (HIV) .....................          581.7          187.8             --
Osteoporosis ......................          532.1          281.8           45.2
Animal health/crop
   protection .....................          550.0        1,044.1        1,041.9
Other Merck products ..............          364.2          342.9          675.8
Merck-Medco .......................        9,440.3        7,158.0        5,717.2
--------------------------------------------------------------------------------
                                         $23,636.9      $19,828.7      $16,681.1
================================================================================

     Human health products include therapeutic and preventive agents, generally sold by prescription, for the treatment of human disorders. Among these are elevated cholesterol products, which include Zocor and Mevacor; hypertension/heart failure products which include Vasotec, the largest-selling product among this group, Cozaar, Hyzaar, Prinivil and Vaseretic; anti-ulcerants, of which Pepcid is the largest-selling; antibiotics, of which Primaxin and Noroxin are the largest-selling; ophthalmologicals, of which Timoptic, Timoptic-XE and Trusopt are the largest-selling; vaccines/ biologicals, of which Recombivax HB (hepatitis B vaccine recombinant), M-M-R II, a pediatric vaccine for measles, mumps and rubella, and Varivax, a live virus vaccine for the prevention of chickenpox, are the largest-selling; HIV, comprised of Crixivan, a protease inhibitor for the treatment of human immunodeficiency viral infection in adults, which was launched in the United States in 1996; and osteoporosis, which includes Fosamax, for treatment and prevention in postmenopausal women.

     Animal health products include medicinals used to control and alleviate disease in livestock, small animals and poultry. Crop protection includes products for the control of crop pests and fungal disease. In July 1997, the Company sold its crop protection business to Novartis. In August 1997, Merck and Rhone-Poulenc combined their animal health and poultry genetics businesses to form Merial Limited (Merial). Amounts for 1997 reflect sales for these businesses prior to the completion of these transactions.

     Other Merck products include sales of other human pharmaceuticals, continuing sales to divested businesses and, beginning in 1997, supply sales to the Merial joint venture. Also included in this category are rebates and discounts on Merck pharmaceutical products.

     Merck-Medco primarily includes Merck-Medco sales of non-Merck products and Merck-Medco pharmaceutical benefit services, principally managed prescription drug programs and programs to manage health and drug utilization.

     Merck sells its human health products to drug wholesalers and retailers, hospitals, clinics, government agencies and managed health care providers such as health maintenance organizations and other institutions. The Company's professional representatives communicate the effectiveness, safety and value of our products to health care professionals in private practice, group practices and managed care organizations.

Competition and the Health Care Environment

The markets in which the Company's business is conducted are highly competitive and, in many cases, highly regulated. Global efforts toward health care cost containment continue to exert pressure on product pricing and product availability. In the United States, efforts on the part of private and federal employers to slow the increase of health care costs, competitive pressures from other manufacturers and the demand for price discounts from managed care groups have limited the Company's ability to offset the effect of inflation on costs and expenses through price. Outside of the United States, government-mandated cost containment programs have required the Company to similarly limit selling prices. Additionally, government actions, including increased patient co-payments for prescription drugs, incentives for doctors to reduce prescriptions and incentives to prescribe generics, have impacted our sales growth rates.

--------------------------------------------------------------------------------
28  Merck & Co., Inc. 1997 Annual Report    Financial Section

It is anticipated that the worldwide trend for cost containment and competitive pricing will continue for the balance of the 1990s and will result in continued pricing pressures.

     In the United States, legislative bodies are working to expand health care access and reduce the associated costs. The debate on reforms to the health care system will be protracted. Although the Company cannot fully predict the outcome of legislation to accomplish the goals of reform, it is well positioned to respond to evolving market forces resulting from legislative changes to the system. The Company believes that its current policies and strategies will enable it to maintain a strong position in this changing economic environment.

Business Strategies

Consistent with our strategy to grow through volume, the Company is firmly committed to a policy of constraining price increases, given stable market conditions and government policies that foster innovation. Since 1990, this policy has limited the net weighted average price changes for all human health products in the United States to the projected general rate of inflation as measured by the U.S. Consumer Price Index (CPI) and, since 1993, has further limited price increases on individual products to the projected CPI plus 1% on an annual basis. Since its inception, this policy has yielded a cumulative net price increase that is significantly below the cumulative increase in the general rate of U.S. inflation.

     The Company is discovering new innovative products and developing new indications for existing products - the result of its continuing commitment to research. The Company is also developing innovative sales, marketing and education techniques; establishing joint ventures, licensing agreements and health care partnerships with large managed care organizations and other payers; and demonstrating to payers and providers the cost-effectiveness of Merck products. Additionally, achievement of productivity gains has become a permanent strategy. The Company expects that these gains will continue to offset inflation at the manufacturing level. Actions under-taken include optimizing plant utilization, implementing lowest-cost processes, improving technology transfer between research and manufacturing, re-engineering core and administrative processes and streamlining the organization.

     To enhance its competitive position in the fast-growing area of managed care, Merck acquired Medco Containment Services, Inc. in 1993 (renamed Merck-Medco Managed Care). Merck-Medco provides pharmaceutical benefit services in the United States to control prescription drug benefit costs. Merck-Medco manages prescription drug programs through its mail order and retail pharmacy networks, and offers a series of health management programs to manage health and drug utilization, which improve drug therapy, promote better health outcomes and lower the long-term cost of care associated with certain chronic diseases. Merck-Medco sells its pharmaceutical benefit management services to corporations, labor unions, insurance companies, Blue Cross/Blue Shield organizations, government agencies, federal and state employee plans, health maintenance and other similar organizations.

Strategic Alliances

To expand its research base and realize synergies from combining capabilities, opportunities and assets, the Company has formed a number of joint ventures. In 1982, Merck entered into an agreement with Astra AB (Astra) to develop and market Astra's products under a royalty-bearing license. In 1993, the Company's total sales of Astra products reached a level that triggered the first step in the establishment of a joint venture business carried on by Astra Merck Inc., in which Merck and Astra each own a 50% share. The joint venture, formed in November 1994, develops and markets most of Astra's new prescription medicines in the United States. Joint venture sales were $2.3 billion for 1997, $1.8 billion for 1996, and $1.3 billion for 1995, consisting primarily of Prilosec, the first of a class of medications known as proton pump inhibitors, which slows the production of acid from the cells of the stomach lining.

     In 1989, Merck formed a joint venture with Johnson & Johnson to develop and market a broad range of nonprescription medicines for U.S. consumers. This 50% owned joint venture was expanded into Europe in 1993, and into Canada in 1996. Sales of product marketed by the joint venture were $483.7 million for 1997, $530.2 million for 1996, and $403.5 million for 1995, consisting primarily of gastrointestinal products including Pepcid AC Acid Controller, a nonprescription formulation of Pepcid, Merck's H2-receptor antagonist, and Mylanta. Pepcid AC continues to lead the highly competitive U.S. acid relief market.

     In 1991, Merck and E.I. du Pont de Nemours and Company (DuPont) formed an independent, research-driven, worldwide pharmaceutical joint venture, equally owned by each party. DuPont contributed its entire pharmaceutical and radio-pharmaceutical imaging agents businesses, and is providing administrative services. Merck contributed cash and European marketing rights to several of its prescription medicines, and is providing research and development and international industry expertise. Joint venture sales were $1.3 billion for 1997 and 1996, and $1.2 billion for 1995, consisting primarily of cardiovascular, radiopharmaceutical and central nervous system products. In September 1997, the joint venture completed the sale of its generics and multisource business lines, allowing it to focus resources on bringing several potential new pharmaceutical products to market. Sales of the divested business lines included in joint venture sales for 1997 were $65.1 million.

     In 1994, Merck and Pasteur Merieux Connaught (Pasteur) established a 50% owned joint venture to market vaccines and collaborate in the development of combination vaccines, for distribution in Europe. Joint venture vaccine sales were $581.3 million for 1997, $663.0 million for 1996 and $598.6 million for 1995.

     In 1996, Merck agreed with Chugai Pharmaceutical Co., Ltd. to form a joint venture to develop and market over-the-counter pharmaceuticals in Japan. The new company, Chugai MSD Co., Ltd., began operations in April 1997 marketing gastrointestinal products. Joint venture sales for 1997 were $18.8 million.

--------------------------------------------------------------------------------
29  Merck & Co., Inc. 1997 Annual Report    Financial Section

     In August 1997, Merck and Rhone-Poulenc combined their animal health and poultry genetics businesses to form Merial, a fully integrated, stand-alone joint venture, equally owned by each party. Merial is the world's largest company dedicated to the discovery, manufacture and marketing of veterinary pharmaceuticals and vaccines. Merck contributed developmental research personnel, sales and marketing activities, and animal health products, as well as its poultry genetics business. Rhone-Poulenc contributed research and development, manufacturing, sales and marketing activities, and animal health products, as well as its poultry genetics business. This transaction is not expected to have a material impact on comparability of net income. Merial sales for 1997 were $746.3 million. Animal health sales reported in Merck's consolidated sales were $448.3 million prior to August 1.

Foreign Operations

The Company's operations outside the United States are conducted primarily through subsidiaries. Sales by subsidiaries outside the United States were 27% of sales in 1997, and 30% and 32% of sales in 1996 and 1995, respectively.

  [THE FOLLOWING TABLE WAS REPRESENTED BY A PIE CHART IN THE PRINTED MATERIAL.]

                       Distribution of 1997 Foreign Sales
                       ----------------------------------

                                                                         Splits
                                                                         ------
Europe                                                                     56%
Asia/Pacific                                                               27%
Other Foreign                                                              17%
                                                                          ----
          Total                                                           100%

     The Company's worldwide business is subject to risks of currency fluctuations and governmental actions. The Company does not regard these risks as a deterrent to further expansion of its operations abroad. However, the Company closely reviews its methods of operations and adopts strategies responsive to changing economic and political conditions.

     The ongoing integration of the European market continues to offer opportunities to businesses operating within the European Union (EU), particularly companies such as Merck that maintain a strong research and manufacturing presence within Europe and marketing and sales organizations throughout. Merck is continually seeking to take advantage of these opportunities to improve the efficiency and productivity of its EU operations.

     In recent years, Merck has been expanding its operations in countries located in Latin America, Eastern Europe and Asia Pacific where changes in government policies and economic conditions are making it possible for Merck to earn fair returns. Businesses in these developing areas, while less stable, offer important opportunities for growth over time.

Operating Results

Total sales for 1997 increased 19% from 1996. The effect of a strengthening U.S. dollar against foreign currencies decreased 1997 sales growth by two percentage points. Sales for 1997 were affected by the formation of the Merial joint venture in August 1997 and divestiture of the crop protection business in July 1997. Adjusting for these effects, sales grew 22% in 1997 in total and 19% on a volume basis. Total sales for 1996 increased 19% from 1995. Foreign exchange reduced 1996 sales growth by one percentage point. Sales growth for 1996 was affected by the divestitures of Medco Behavioral Care (MBC) and Kelco in 1995. Adjusting for these effects, 1996 sales grew 21% in total and on a volume basis.

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                     Components of Human Health Sales Growth
                     ---------------------------------------

              Total Sales      Sales Volume      Net Pricing        Foreign
                Growth            Growth           Actions        Exchange Rates
              -----------      ------------      -----------      --------------
1993              6.8%              8.6%            -0.1%             -1.7%
1994              8.4%              7.9%            -0.4%              0.9%
1995             13.0%             10.9%            -0.5%              2.6%
1996             17.7%             19.2%             0.4%             -1.9%
1997             15.0%             17.6%             0.3%             -2.9%

--------------------------------------------------------------------------------
This chart illustrates the effects of price, volume and exchange on sales of Merck human health products. Growth for 1995 and 1994 has been adjusted for the effect of the Astra Merck joint venture formation. The human health business has grown predominantly through sales volume over the last five years. Price had essentially no effect on sales growth, while the effect of exchange has varied over the same period.

     In 1997, sales of Merck human health products grew 15%. Foreign exchange rates had a three percentage point unfavorable effect on sales growth, while price changes had essentially no effect. In measuring these effects, changes in the value of foreign currencies are calculated net of price increases in hyperinflationary countries, principally in Latin America. Domestic sales growth was 17%, while foreign sales grew 13% including a six percentage point unfavorable effect from exchange. The unit volume growth from sales of Merck human health products was paced by established products, including Zocor, Vasotec, Vaseretic, Prinivil, Pepcid, Recombivax HB and M-M-R II, newer products, including Crixivan, Cozaar, Hyzaar, Fosamax, Trusopt, Varivax and Vaqta, and the 1997 launch of Comvax in the United States.

--------------------------------------------------------------------------------
30 Merck & Co., Inc. 1997 Annual Report    Financial Section
their outstanding performance, holding more than 40% of the worldwide "statin" market. The cholesterol-lowering market continues to grow at a rate of more than 20% a year in major markets, driven primarily by growth of more than 30% annually in the statin category, yet today, even in the key U.S. market, only about one-third of potential patients are receiving treatment. In 1997, Zocor again established a new Merck product sales record and maintains the leading share of total prescriptions worldwide due to high physician awareness of the results of the landmark Scandinavian Simvastatin Survival Study (4S). The 4S study showed Zocor saves lives and prevents heart attacks in people with high cholesterol and coronary heart disease. In October 1997, the U.S. Food and Drug Administration (FDA) approved an expanded indication for Zocor to include the lowering of triglycerides in patients with elevated cholesterol levels. Zocor is available on more than 90% of managed care formularies in the United States, reflecting its standing as the only therapy in the statin class indicated to significantly reduce LDL cholesterol (the so-called bad cholesterol) and triglycerides, and save lives in people with high cholesterol and coronary heart disease.

     Vasotec and Prinivil, Merck's angiotensin converting enzyme (ACE) inhibitors for high blood pressure, heart failure and other cardiovascular disorders, continue to be among the most widely prescribed medicines in their class. Together, they hold about 40% of the U.S. ACE inhibitor market and are widely available on managed care formularies. Sales volumes for Vasotec continued to grow in 1997. Vasotec is the only ACE inhibitor indicated for the treatment of high blood pressure, heart failure and asymptomatic left ventricular dysfunction, and to reduce deaths due to symptomatic heart failure regardless of the underlying cause. Vaseretic, a combination of Vasotec and hydrochlorothiazide, prescribed for the treatment of high blood pressure, continued solid volume growth. Prinivil, which also treats high blood pressure and acts as an adjunctive therapy for treatment of heart failure, recorded strong growth as well.

     Pepcid, an H2-receptor antagonist for treatment of duodenal ulcers and the short-term treatment of gastric ulcers and gastroesophageal reflux disease
(GERD), continued its strong growth in 1997, despite growing competition. It is the most widely used and fastest-growing acid suppressor in hospitals. The FDA is currently reviewing the Company's application to allow prescription-strength Pepcid for use in children.

     Merck's established vaccines, Recombivax HB, for hepatitis B infection, and M-M-R II, the most widely used combination vaccine for measles, mumps and rubella, recorded strong growth in 1997. Contributing to the growth of Recombivax HB was increased public awareness of hepatitis B and legislation in some states requiring immunization for children entering school.

     Crixivan, Merck's protease inhibitor for the treatment of HIV infection in adults, remains the world's most widely prescribed protease inhibitor. Cleared for marketing in more than 80 countries, it now holds about one-half of the U.S. market. Crixivan can be taken in combination with other anti-HIV therapies, or alone by adults with HIV infection when single therapy is warranted. Research presented in September 1997 showed that most patients taking Crixivan in triple therapy continued to have HIV levels suppressed below the level of detection for almost two years. For Crixivan taken in triple therapy, preliminary results from another study showed that a more convenient, twice-a-day regimen produced reductions in viral load comparable to those seen when taken three times a day. Other studies are being conducted to evaluate early- and late-stage disease treatment, and in other patient populations, such as children.

     Cozaar and Hyzaar (a combination of Cozaar and the diuretic hydrochlorothiazide), Merck's newest antihypertensive drugs, were the first in a new class of drugs that block a potent hormone called angiotensin II, resulting in gradual, smooth, 24-hour blood pressure reduction. Ongoing research has reinforced and expanded the medical value of these products, which have been adopted faster than any antihypertensive product launched this decade. Cozaar has been approved in 74 countries and continues to set new records for rapid adoption, based on its excellent tolerability and proven efficacy in treating high blood pressure. A recent major study demonstrated that Cozaar reduced mortality and prolonged life in heart failure patients. In November 1997, Cozaar received regulatory approval for a new heart failure indication in Denmark and Finland, and approval of this indication is pending in other foreign countries.

     Fosamax, Merck's nonhormonal medicine for the treatment and prevention of osteoporosis in postmenopausal women, continued to record significant growth in 1997. It is the only nonhormonal medicine proven to reduce fractures of the hip, spine and wrist, and is among the most successful new products launched in Merck history. Research continues to show the importance of Fosamax in treating and preventing postmenopausal osteoporosis and fractures due to the bone-thinning disease. Data from the 34-country Fosamax International Trial (FOSIT), released in September 1997, showed that among women in a general community population, Fosamax reduced nonspinal fractures by one-half after only one year. In 1997, the FDA cleared Fosamax for two new indications in postmenopausal women: prevention of fractures in those with osteoporosis (Fosamax 10 mg) and prevention of osteoporosis in those at risk for the disease (Fosamax 5 mg), doubling the number of American women who could benefit from its use. Since its introduction in 1995, Fosamax has been prescribed for more than two million women worldwide, yet this represents only a fraction of its potential population.

     Sales of Trusopt, the first carbonic anhydrase inhibitor made in a topical (eyedrop) formulation, continued its strong growth in 1997. It continues to be one of the most widely prescribed anti-glaucoma medicines in the world. Trusopt is indicated for the treatment of elevated intraocular pressure in patients with ocular hypertension or open-angle glaucoma, and has been proven effective in the consistent lowering of intraocular pressure in most patients.

--------------------------------------------------------------------------------
31 Merck & Co., Inc. 1997 Annual Report    Financial Section

     Varivax, a live-virus vaccine for protection against chickenpox in healthy individuals age 12 months and older who have not had the disease, recorded strong growth in 1997. It is the first and only chickenpox vaccine available in the United States and is the most rapidly accepted Merck vaccine since the Company first introduced its measles vaccine in 1963.

     Vaqta, Merck's new vaccine for the prevention of hepatitis A in persons age two years and older, which the FDA approved in April 1996, continued its strong growth in 1997. Hepatitis A is a highly contagious virus, spread through contaminated food or water, which attacks the liver and can cause victims to be ill for several weeks. Market share for Vaqta continued to expand in 1997 due to promotion by Merck's new vaccine sales force and contracts with the U.S. Department of Defense and the Centers for Disease Control and Prevention.

     In January 1997, Merck launched its newest vaccine, Comvax, a combination of the antigenic components of two existing Merck vaccines, PedvaxHIB and Recombivax HB. Comvax is the first combination product indicated for the vaccination of infants, age two months and older, against both invasive Haemophilus influenzae type b disease and hepatitis B virus. The combination reduces the number of injections required to immunize children against the two infections.

     Proscar provides long-term disease management of symptomatic benign prostate enlargement, a disease that affects more than 50% of men age 60 and older. The result of the Proscar Long-Term Efficacy and Safety Study (PLESS), the largest and longest study ever conducted in benign prostatic hyperplasia involving more than 3,000 men, showed that in men with urinary symptoms and enlarged prostates, Proscar reduced the risk of acute urinary retention by 57% and the need for prostate surgery by 55%. It is the only medication proven to prevent these consequences of prostate enlargement.

     A group of longer-established products, including Noroxin, Mefoxin, Moduretic and Aldomet, while still contributing to 1997 revenues, continued to decline in unit volume due to generic and therapeutic competition.

     In 1996, sales of Merck human health products grew 18%. Foreign exchange rates had a two percentage point unfavorable effect on sales growth, while price changes had essentially no effect. Domestic sales growth was 21%, while foreign sales grew 14% including a four percentage point unfavorable effect from exchange. The unit volume growth from sales of Merck human health products was paced by Zocor, Vasotec, Vaseretic, Prinivil, Pepcid and Proscar, coupled with the 1995 product introductions of Cozaar, Hyzaar, Fosamax, Trusopt and Varivax, and the 1996 launches of Crixivan and Vaqta.

     Sales of animal health products were lower in 1997 due to competition, a weak cattle market and the contribution of this business to the Merial joint venture formed with Rhone-Poulenc in August 1997. Sales of crop protection products were also lower, due to the divestiture of this business in July 1997.

     Merck-Medco sales contributed significantly to 1997 and 1996 sales growth. Merck-Medco currently manages pharmaceutical benefits for more than 51 million plan participants, up five percent over 1996. As a result, the number of prescriptions managed by Merck-Medco grew to 291 million in 1997, up from 235 million prescriptions in 1996. This growth was fueled by major new accounts gained in all market segments - employers, managed care organizations, Blue Cross/Blue Shield plans and government clients.

Costs, Expenses and Other
--------------------------------------------------------------------------------
($ in millions)            1997    Change          1996    Change          1995
--------------------------------------------------------------------------------
Materials and
  production .......  $11,790.3      +27%     $ 9,319.2      +25%    $  7,456.3
Marketing and
  administrative ...    4,299.2      +12%       3,841.3      +16%       3,297.8
Research and
  development ......    1,683.7      +13%       1,487.3      +12%       1,331.4
Equity income
  from affiliates ..     (727.9)     +21%        (600.7)     +73%        (346.3)
Gains on sales
  of businesses ....     (213.4)       *             --        *         (682.9)
Other (income)
  expense, net .....      342.7      +42%         240.8      -71%         827.6
--------------------------------------------------------------------------------
                      $17,174.6      +20%     $14,287.9      +20%     $11,883.9
================================================================================

* Over 100%

     In 1997, materials and production costs increased 27%. Adjusting for the effects of the 1997 formation of the Merial joint venture and sale of the crop protection business, materials and production costs increased 28%, compared to a 22% sales growth rate on the same basis. Adjusting for the aforementioned effects, and excluding exchange and inflation, these costs increased 21%, compared to a 19% unit sales volume gain in 1997. The higher growth rate in these costs over the sales volume growth is primarily attributable to growth in Merck-Medco's historically lower-margin business. This increase is partially offset by cost controls and productivity improvements from the Company's goal to reduce manufacturing costs. In 1996, materials and production costs increased 25%. Adjusting for the effects of the 1995 sales of MBC and Kelco, materials and production costs increased 29%, compared to a 21% sales growth rate on the same basis. Adjusting for the aforementioned effects, and excluding exchange and inflation, these costs increased 23%, compared to a 21% unit sales volume gain in 1996.

     Marketing and administrative expenses increased 12% in 1997. Adjusting for the effects of the 1997 formation of the Merial joint venture and sale of the crop protection business, marketing and administrative expenses increased 15%. Adjusting for the aforementioned effects, and excluding exchange and inflation, these expenses increased 16%. The increase in marketing and administrative expenses in 1997 primarily reflects the commitment of resources to support 1995 and 1996 product launches, pre-launch spending for anticipated 1998 launches, the expansion of sales forces in the United States and Europe, and investments in health management programs and information technology initiatives by

--------------------------------------------------------------------------------
32 Merck & Co., Inc. 1997 Annual Report    Financial Section

Merck-Medco, which are setting new standards for prescription drug care and the management of major diseases. Marketing and administrative expenses increased 16% in 1996. Adjusting for the effects of the 1995 sales of MBC and Kelco, marketing and administrative expenses increased 18%. Adjusting for the aforementioned effects, and excluding exchange and inflation, these expenses increased 16%, primarily due to the commitment of resources to support 1995 and 1996 product launches, spending to support Merck-Medco's health management programs and investments in information technology. Marketing and administrative expenses as a percentage of sales were 18% in 1997, 19% in 1996 and 20% in 1995. The improvement in these ratios reflects the lower marketing and administrative costs relative to sales of Merck-Medco, continuing cost controls and productivity improvements.

     Research and development expenses increased 13% in 1997. Adjusting for the effects of the 1997 formation of the Merial joint venture and sale of the crop protection business, these expenses increased 15%. Adjusting for the aforementioned effects, and excluding exchange and inflation, these expenses increased 13%. Research and development expenses increased 12% in 1996. Excluding the effects of exchange and inflation, these expenses increased 9%. Not included in consolidated research and development expenses are costs incurred by the Company's joint ventures, which totaled $556.6 million in 1997, $440.7 million in 1996 and $376.9 million in 1995.

     Research and development in the pharmaceutical industry is inherently a long-term process. The data below show an unbroken trend of year-to-year increases in research and development spending. For the period 1988 to 1997, the compounded annual growth rate in research and development was 12%. Research and development expenses for 1998 are estimated to be almost $1.9 billion.

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                                R&D Expenditures
                                ----------------
                                 ($ in millions)

Year                                                     Total R&D Expenditures
----                                                     ----------------------
1988                                                          $    669
1989                                                          $    751
1990                                                          $    854
1991                                                          $    988
1992                                                          $  1,112
1993                                                          $  1,173
1994                                                          $  1,231
1995                                                          $  1,331
1996                                                          $  1,487
1997                                                          $  1,684

--------------------------------------------------------------------------------
This chart excludes research and development costs incurred by the Company's joint ventures, which were $556.6 million in 1997.

     Equity income from affiliates reflects an improving trend resulting from the formation of the Merial joint venture with Rhone-Poulenc and favorable performance of our joint ventures with Astra and DuPont.

     In the third quarter of 1997, the Company recorded a gain of $213.4 million on the sale of its crop protection business. (See Note 3 to the consolidated financial statements for further information.) This gain was substantially offset by $207.3 million of nonrecurring charges included in Other (income) expense, net. These charges consist of $127.3 million for loss on sale of assets, $50.0 million for endowment of The Merck Company Foundation and $30.0 million for environmental costs.

     In 1995, the Company recorded gains of $682.9 million on the sales of Calgon Vestal Laboratories and Kelco. (See Note 3 to the consolidated financial statements for further information.) These gains were substantially offset by $675.5 million of nonrecurring charges included in Other (income) expense, net. These charges consist of $278.5 million for losses on sales of assets, $175.0 million for restructuring actions, $161.2 million for endowment of The Merck Company Foundation and $60.8 million for settlement of claims. The restructuring actions involve manufacturing facility consolidation, rationalization and work-force reduction in Europe and the United States.

     In 1997, other expense, net, increased primarily due to $207.3 million of nonrecurring charges, which substantially offset the gain on the sale of the crop protection business, and lower exchange gains resulting from translation of the Company's balance sheet. This increase was partially offset by realized gains on security sales, higher interest income, lower interest expense and lower income allocable to minority interests. In 1996, other expense, net, decreased primarily due to $675.5 million of nonrecurring charges recorded in 1995, which substantially offset the gains on the sales of Calgon Vestal Laboratories and Kelco. Also contributing to the year-to-year improvement were higher interest income and favorable exchange resulting from the translation of the Company's balance sheet. This effect was partially offset by higher interest expense and higher income allocable to minority interests. (See Note 15 to the consolidated financial statements for further information.)

Earnings
--------------------------------------------------------------------------------
($ in millions except
per share amounts)        1997     Change         1996     Change        1995
--------------------------------------------------------------------------------
Net income .........  $4,614.1       +19%     $3,881.3       +16%    $3,335.2
  As a % of sales ..     19.5%                   19.6%                  20.0%
  As a % of average
    total assets ...     18.4%                   16.1%                  14.6%
Earnings per
  common share .....     $3.83       +20%        $3.20       +19%       $2.70
================================================================================

     Net income was up 19% in 1997 and 16% in 1996. Net income as a percentage of sales was 19.5% in 1997, compared to 19.6% in 1996 and 20.0% in 1995. The decline in the ratio

--------------------------------------------------------------------------------
33 Merck & Co., Inc. 1997 Annual Report    Financial Section
from 1995 to 1997 is principally due to the higher growth rate in Medco's historically lower-margin business and the commitment of resources to the Company's recent and anticipated product launches, offset, in part, by the growth in Merck's human health business and manufacturing, marketing, and general and administrative productivity improvements. Foreign currency exchange had a two percentage point unfavorable effect as compared to essentially no effect in 1996. The Company's effective income tax rate in 1997 was 28.6%, compared to 30.0% in 1996 and 30.5% in 1995. The lower effective tax rate in 1997 and 1996 primarily relates to joint ventures, which also affected pretax income growth. Specifically, pretax income growth was reduced by the Company's share of the increase in taxes related to the Astra Merck joint venture, the European vaccine joint venture with Pasteur and, in 1997, the international operations of the Merial joint venture. Prior to the formation of these joint ventures, taxes related to these businesses were included in the Company's tax provision. Thus, the impact on pretax growth is offset by a corresponding reduction in the Company's tax rate, resulting in no effect on net income growth. Net income as a percentage of average total assets was 18.4% in 1997, 16.1% in 1996 and 14.6% in 1995, with the improvements attributed to the continued growth in operations and the Company's asset management efforts. Earnings per common share grew 20% in 1997, compared to 19% in 1996. In 1997 and 1996, earnings per common share increased at a faster rate than net income as a result of treasury stock purchases.

  [THE FOLLOWING TABLE WAS REPRESENTED BY A PIE CHART IN THE PRINTED MATERIAL.]

                  Distribution Of 1997 Sales And Equity Income
                  --------------------------------------------

                                                                         Splits
                                                                         ------
Raw Materials and Production Costs                                         48%
Operating Expenses                                                         26%
Taxes and Net Interest                                                      7%
Dividends                                                                   9%
Retained Earnings                                                          10%
                                                                          ----
          Total                                                           100%
                                                                          ====

Environmental and Other Matters

The Company believes that it is in compliance in all material respects with applicable environmental laws and regulations. In 1997, the Company incurred capital expenditures of approximately $41.8 million for environmental protection facilities. Capital expenditures for this purpose are forecasted to exceed $470.0 million for the years 1998 through 2002. In addition, the Company's operating and maintenance expenditures for pollution control were approximately $89.4 million in 1997. Expenditures for this purpose for the years 1998 through 2002 are forecasted to exceed $569.0 million.

     The Company is a party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, as well as under other federal and state statutes. While it is not feasible to predict or determine the outcome of these proceedings, management does not believe that they should result in a materially adverse effect on the Company's financial position, results of operations, liquidity or capital resources. The Company is also remediating environmental contamination resulting from past industrial activity at certain of its sites. The Company has taken an active role in identifying and providing for these costs; and, therefore, management does not believe that these expenditures should result in a materially adverse effect on the Company's financial position, results of operations, liquidity or capital resources. Expenditures for remediation and environmental liabilities were $18.8 million in 1997, and are estimated at $123.0 million for the years 1998 through 2002. These amounts do not consider potential recoveries from insurers or other parties.

     In 1994, the Company, along with other pharmaceutical manufacturers and pharmaceutical benefits managers (PBMs), received a notice from the Federal Trade Commission (FTC) that it intended to investigate agreements, alliances, activities and acquisitions involving pharmaceutical manufacturers and PBMs. In 1996, the Company, along with other pharmaceutical manufacturers, received a notice from the FTC that it was conducting an investigation into pricing practices. The Company has cooperated fully with the FTC in each of these investigations, and believes that it is currently operating in all material respects in accordance with applicable standards. While it is not feasible to predict or determine the outcome of either of these investigations, management does not believe that they should result in a materially adverse effect on the Company's financial position, results of operations or liquidity.

     The Company has developed and begun implementing a plan to ensure that its systems are compliant with the requirements to process transactions in the Year 2000. Management does not expect the cost of implementing this plan to be material to the Company's financial position, results of operations, liquidity or capital resources.

Capital Expenditures

Capital expenditures were $1.4 billion in 1997 and $1.2 billion in 1996. Expenditures in the United States were $1.1 billion in 1997 and $.9 billion in 1996. Expenditures during 1997 included $669.9 million for production facilities, $223.9 million for research and development facilities, $41.8 million for environmental projects, and $513.2 million for administrative, safety and general site projects. Not included above are capital expenditures incurred by the Company's joint ventures, which totaled $187.7 million in 1997, including $54.4 million for research and development facilities. Capital expenditures approved but not yet spent at December 31, 1997 were $1.6 billion. Capital expenditures for 1998 are estimated to be $2.0 billion.

--------------------------------------------------------------------------------
34 Merck & Co., Inc. 1997 Annual Report    Financial Section

     Depreciation was $602.4 million in 1997 and $521.7 million in 1996, of which $437.3 million and $369.0 million, respectively, applied to locations in the United States.

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                              Capital Expenditures
                              --------------------
                                 ($ in millions)

Year                                                 Total Capital Expenditures
----                                                 --------------------------
1988                                                        $   373
1989                                                        $   433
1990                                                        $   671
1991                                                        $ 1,042
1992                                                        $ 1,067
1993                                                        $ 1,013
1994                                                        $ 1,009
1995                                                        $ 1,005
1996                                                        $ 1,197
1997                                                        $ 1,449

--------------------------------------------------------------------------------
This chart excludes capital expenditures incurred by the Company's joint ventures, which were $187.7 million in 1997.

Analysis of Liquidity and Capital Resources

Cash provided by operations continues to be the Company's primary source of funds to finance operating needs and capital expenditures. In 1997, pretax cash flows from operations were $7.6 billion, reflecting the continued growth of the Company's earnings. This cash was used to fund capital expenditures of $1.4 billion, to pay Company dividends of $2.0 billion and to partially fund the purchase of treasury shares. At December 31, 1997, the total of worldwide cash and investments was $4.8 billion, including $2.3 billion in cash, cash equivalents and short-term investments, and $2.5 billion of long-term investments. The above totals include $.9 billion in cash and investments held by Banyu Pharmaceutical Co., Ltd., in which the Company has a 50.87% ownership interest.

Selected Data
--------------------------------------------------------------------------------

($ in millions)                            1997           1996           1995
--------------------------------------------------------------------------------
Working capital ....................    $2,644.4       $2,897.4       $3,870.2
Total debt to total liabilities
  and equity .......................        8.7%           7.3%           7.5%
Cash provided by operations
  to total debt ....................       2.8:1          3.1:1          1.6:1
================================================================================

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

     From 1995 to 1997, debt levels were affected by purchases of treasury shares and other operating requirements, resulting in periodic reductions in working capital and increases in the ratio of total debt to total liabilities and equity. The favorable ratio of cash provided by operations to total debt is an indication of the ability of the Company to cover its debt obligations.

     In February 1997, the Board of Directors approved purchases of up to $5.0 billion of Merck shares. From 1995 to 1997, the Company purchased $6.6 billion of treasury shares under the programs authorized in 1994, 1995 and 1997. The 1994 program was completed in 1996, and the 1995 program was completed in 1997. Through December 31, 1997, $1.7 billion of shares had been purchased under the 1997 program. For the period 1988 to 1997, the Company has purchased 190.0 million shares at a total cost of $9.7 billion.

     In 1997, Merck filed a $1.5 billion shelf registration with the Securities and Exchange Commission for the issuance of debt securities, increasing available capacity under such filings to $1.7 billion at December 31, 1997. In addition, the Company established a $1.5 billion Euro Medium Term Note program. Proceeds from the sale of these securities are to be used for general corporate purposes. In February 1998, the Company issued $500.0 million of 30-year senior notes under the shelf, bearing a coupon of 6.4% payable semiannually. The remaining capacity under the shelf is $1.2 billion. The remaining capacity under the Euro Medium Term Note program is $1.5 billion.

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

--------------------------------------------------------------------------------
35 Merck & Co., Inc. 1997 Annual Report    Financial Section

     The objective of the balance sheet hedging program is to protect the U.S. dollar value of foreign currency denominated net monetary assets from the effects of volatility in foreign exchange that might occur prior to their conversion to U.S. dollars. To achieve this objective, the Company will hedge foreign currency risk on monetary assets and liabilities where hedging is cost beneficial. The Company seeks to fully hedge exposure denominated in developed country currencies, such as those of Japan, Germany, France and Canada, and will either partially hedge or not hedge at all exposure in other currencies, particularly exposure in hyperinflationary countries where hedging instruments may not be available at any cost. The Company will minimize the effect of exchange on unhedged exposure, principally by managing operating activities and net asset positions at the local level. The Company manages its net asset exposure principally with forward exchange contracts. These contracts enable the Company to buy and sell foreign currencies in the future at fixed exchange rates. For net monetary assets hedged, forward contracts offset the consequences of changes in foreign exchange on the amount of U.S. dollar cash flows derived from the net assets. Contracts used to hedge net monetary asset exposure have average maturities at inception of less than one year. A sensitivity analysis to changes in the value of the U.S. dollar on foreign currency denominated derivatives and monetary assets and liabilities indicates that if the U.S. dollar uniformly weakened by 10% against all currency exposures of the Company, Income before taxes would decline by $10.9 million. The balance sheet hedging program has significantly reduced the volatility of U.S. dollar cash flows derived from foreign currency denominated net monetary assets. The cash flows generated from these forward contracts are reported as arising from operating activities in the Consolidated Statement of Cash Flows.

     The objective of the revenue hedging program is to reduce the potential for longer-term unfavorable changes in foreign exchange to decrease the U.S. dollar value of future cash flows derived from foreign currency denominated sales. To achieve this objective, the Company will partially hedge forecasted sales that are expected to occur over its planning cycle, typically no more than three years into the future. The Company will layer in hedges over time, increasing the portion of sales hedged as it gets closer to the expected date of the transaction. The portion of sales hedged is based on assessments of cost-benefit profiles that consider natural offsetting exposures, revenue and exchange rate volatilities and correlations, and the cost of hedging instruments. The Company manages its forecasted transaction exposure principally with purchased local currency put options. On the forecasted transactions hedged, these option contracts effectively reduce the potential for a strengthening U.S. dollar to decrease the future U.S. dollar cash flows derived from foreign currency denominated sales. Purchased local currency put options provide the Company with a right, but not an obligation, to sell foreign currencies in the future at a predetermined price. If the value of the U.S. dollar weakens relative to other major currencies when the options mature, the options would expire unexercised, enabling the Company to benefit from favorable movements in exchange, except to the extent of premiums paid for the contracts. While a weaker U.S. dollar would result in a net benefit to the Company, the market value of existing hedges would decline by $67.0 million from a uniform 10% weakening of the U.S. dollar. Over the last three years, the program has reduced the volatility of cash flows and mitigated the loss in value of cash flows during periods of relative strength in the U.S. dollar for the portion of revenues hedged. The cash flows associated with these contracts are reported as arising from operating activities in the Consolidated Statement of Cash Flows.

     In addition to the balance sheet and revenue hedging programs, the Company hedges interest rates on certain fixed and variable rate borrowing and investing transactions. Interest rates are hedged with swap contracts that exchange the cash flows from interest rates on the underlying financial instruments for those derived from interest rates inherent in the contracts. For foreign currency denominated borrowing and investing transactions, cross-currency interest rate swap contracts are used, which, in addition to exchanging cash flows derived from rates, exchange currencies at both inception and termination of the contracts. On investing transactions, swap contracts allow the Company to receive variable rate returns and limit foreign exchange risk, while on borrowing transactions, these contracts allow the Company to borrow at more favorable rates than otherwise attainable through direct issuance of variable rate U.S. dollar debt. The cash flows associated with these contracts are reported as arising from operating activities in the Consolidated Statement of Cash Flows.

   A sensitivity analysis to measure potential losses in the market value of the Company's investments, debt and related swaps from a change in interest rates indicates that a one percentage point increase in interest rates would increase the net aggregate market value of these instruments by $60.0 million. A one percentage point decrease in interest rates would decrease the net aggregate market value of these instruments by $71.0 million.

Recently Issued Accounting Standards

In February 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 128, Earnings per Share, which requires presentation in the Consolidated Statement of Income of both basic and diluted earnings per share. The Company adopted this Statement in the fourth quarter of 1997. Earnings per common share (basic) as calculated in accordance with this Statement does not differ from earnings per share reported in prior periods and Earnings per common share assuming dilution is not materially different.

--------------------------------------------------------------------------------
36 Merck & Co., Inc. 1997 Annual Report    Financial Section

     In June 1997, the FASB issued Statement No. 130, Reporting Comprehensive Income, which establishes standards for reporting comprehensive income and its components, and Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, which establishes revised reporting and disclosure requirements for operating segments. The Company will adopt Statement Nos. 130 and 131 in the first quarter of 1998 and year-end 1998, respectively. These Statements increase disclosure only and will have no effect on the Company's financial position or results of operations.

Cautionary Factors That May Affect Future Results

This annual report and other written reports and oral statements made from time to time by Merck may contain so-called "forward-looking statements," all of which are subject to risks and uncertainties. One can identify these forward-looking statements by their use of words such as "expects," "plans," "will," "estimates," "forecasts," "projects" and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. These statements are likely to address Merck's growth strategy, financial results, product approvals and development programs. One must carefully consider any such statement and should understand that many factors could cause actual results to differ from the Company's forward-looking statements. These factors include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially.

     The Company does not assume the obligation to update any forward-looking statement. One should carefully evaluate such statements in light of factors described in the Company's filings with the Securities and Exchange Commission, especially on Forms 10-K, 10-Q and 8-K (if any). In Item 1 of the Company's annual report on Form 10-K for the year ended December 31, 1997, which will be filed in March 1998, the Company discusses in more detail various important factors that could cause actual results to differ from expected or historic results. The Company notes these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. Prior to the filing of the Form 10-K, reference should be made to Exhibit 99 in the Company's quarterly report on Form 10-Q for the quarter ended September 30, 1997. One should understand that it is not possible to predict or identify all such factors. Consequently, the reader should not consider any such list to be a complete statement of all potential risks or uncertainties.

Condensed Interim Financial Data

--------------------------------------------------------------------------------
($ in millions except
per share amounts)                 4th Q        3rd Q        2nd Q        1st Q
--------------------------------------------------------------------------------
1997
--------------------------------------------------------------------------------
Sales .......................   $6,232.0     $5,927.7     $5,909.2     $5,567.9
Materials and production
  costs .....................    3,068.7      2,991.0      2,944.3      2,786.3
Marketing/administrative
  expenses ..................    1,146.0      1,048.4      1,044.2      1,060.6
Research/development
  expenses ..................      493.9        424.7        396.4        368.7
Equity income from
  affiliates ................     (191.6)      (262.6)      (122.8)      (151.0)
Other expense, net ..........       43.2         31.3         14.8         39.9
Income before taxes .........    1,671.8      1,694.9      1,632.3      1,463.4
Net income ..................    1,242.3      1,197.2      1,154.4      1,020.3
Earnings per common
  share .....................      $1.04         $.99         $.96         $.84
Earnings per common
  share assuming dilution ...      $1.01         $.97         $.93         $.82
--------------------------------------------------------------------------------
1996
--------------------------------------------------------------------------------
Sales .......................   $5,406.1     $4,983.4     $4,908.8     $4,530.4
Materials and production
  costs .....................    2,473.9      2,328.4      2,283.8      2,233.1
Marketing/administrative
  expenses ..................    1,139.0        941.8        946.2        814.3
Research/development
  expenses ..................      423.3        366.8        347.7        349.5
Equity income from
  affiliates ................     (160.7)      (146.2)      (128.4)      (165.4)
Other expense, net ..........       60.6         55.2         65.1         59.9
Income before taxes .........    1,470.0      1,437.4      1,394.4      1,239.0
Net income ..................    1,043.5      1,001.9        972.1        863.8
Earnings per common
  share .....................       $.87         $.83         $.80         $.70
Earnings per common
  share assuming dilution ...       $.84         $.81         $.78         $.69
================================================================================

     In the chart above, amounts for the third and fourth quarters of 1997 were affected by the formation of the animal health joint venture and the sale of the crop protection business.

Dividends Paid per Common Share

--------------------------------------------------------------------------------
                           Year        4th Q       3rd Q       2nd Q       1st Q
--------------------------------------------------------------------------------
1997 .................    $1.69        $ .45       $ .42       $ .42       $ .40
1996 .................     1.42          .40         .34         .34         .34
================================================================================

Common Stock Market Prices

--------------------------------------------------------------------------------
1997                        4th Q          3rd Q          2nd Q         1st Q
--------------------------------------------------------------------------------
High .................      $107 7/8     $108 3/16     $104 13/16      $99 7/8
Low ..................        85           90 3/4        80 3/8         78
--------------------------------------------------------------------------------
1996
--------------------------------------------------------------------------------
High .................      $ 84 1/4     $ 70 7/8      $ 66 1/8        $71 3/8
Low ..................        69 1/8       58 1/4        56 1/2         60 1/2
================================================================================

     The principal market for trading of the common stock is the New York Stock Exchange under the symbol MRK.

--------------------------------------------------------------------------------
37 Merck & Co., Inc. 1997 Annual Report    Financial Section

================================================================================
Consolidated Statement of Income
================================================================================

Merck & Co., Inc. and Subsidiaries

Years Ended December 31
($ in millions except per share amounts)             1997          1996          1995
-------------------------------------------------------------------------------------
Sales ......................................   $ 23,636.9    $ 19,828.7    $ 16,681.1
-------------------------------------------------------------------------------------
Costs, Expenses and Other
Materials and production ...................     11,790.3       9,319.2       7,456.3
Marketing and administrative ...............      4,299.2       3,841.3       3,297.8
Research and development ...................      1,683.7       1,487.3       1,331.4
Equity income from affiliates ..............       (727.9)       (600.7)       (346.3)
Gains on sales of businesses ...............       (213.4)           --        (682.9)
Other (income) expense, net ................        342.7         240.8         827.6
-------------------------------------------------------------------------------------
                                                 17,174.6      14,287.9      11,883.9
-------------------------------------------------------------------------------------
Income Before Taxes ........................      6,462.3       5,540.8       4,797.2
Taxes on Income ............................      1,848.2       1,659.5       1,462.0
-------------------------------------------------------------------------------------
Net Income .................................   $  4,614.1    $  3,881.3    $  3,335.2
=====================================================================================
Earnings per Common Share ..................   $     3.83    $     3.20    $     2.70
=====================================================================================
Earnings per Common Share Assuming Dilution    $     3.74    $     3.12    $     2.64
=====================================================================================

================================================================================
Consolidated Statement of Retained Earnings
================================================================================

Merck & Co., Inc. and Subsidiaries

Years Ended December 31
($ in millions)                                    1997           1996          1995
-------------------------------------------------------------------------------------
Balance, January 1  ......................    $14,817.7      $12,740.6     $10,942.0
-------------------------------------------------------------------------------------
Net Income ...............................      4,614.1        3,881.3       3,335.2
Common Stock Dividends Declared ..........     (2,094.8)      (1,793.4)     (1,578.0)
Net Unrealized (Loss) Gain on Investments         (17.6)         (10.8)         41.4
-------------------------------------------------------------------------------------
Balance, December 31  ....................    $17,319.4      $14,817.7     $12,740.6
=====================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------
38  Merck & Co., Inc. 1997 Annual Report    Financial Section

================================================================================
Consolidated Balance Sheet
================================================================================
Merck & Co., Inc. and Subsidiaries

December 31
($ in millions)                                                       1997         1996
---------------------------------------------------------------------------------------
Assets
---------------------------------------------------------------------------------------
Current Assets
Cash and cash equivalents .....................................   $ 1,125.1   $ 1,352.4
Short-term investments ........................................     1,184.2       829.2
Accounts receivable ...........................................     2,876.7     2,655.9
Inventories ...................................................     2,145.1     2,148.8
Prepaid expenses and taxes ....................................       881.9       740.3
---------------------------------------------------------------------------------------
Total current assets ..........................................     8,213.0     7,726.6
---------------------------------------------------------------------------------------
Investments ...................................................     2,533.4     2,499.4
---------------------------------------------------------------------------------------
Property, Plant and Equipment (at cost)
Land ..........................................................       216.4       206.9
Buildings .....................................................     3,257.8     2,949.8
Machinery, equipment and office furnishings ...................     5,388.6     4,765.0
Construction in progress ......................................     1,169.8       804.7
---------------------------------------------------------------------------------------
                                                                   10,032.6     8,726.4
Less allowance for depreciation ...............................     3,423.2     2,799.7
---------------------------------------------------------------------------------------
                                                                    6,609.4     5,926.7
---------------------------------------------------------------------------------------
Goodwill and Other Intangibles (net of accumulated amortization
of $815.8 million in 1997 and $606.5 million in 1996) .........     6,780.5     6,736.6
---------------------------------------------------------------------------------------
Other Assets ..................................................     1,675.6     1,403.8
---------------------------------------------------------------------------------------
                                                                  $25,811.9   $24,293.1
=======================================================================================
Liabilities and Stockholders' Equity
---------------------------------------------------------------------------------------
Current Liabilities
Accounts payable and accrued liabilities ......................   $ 3,268.9   $ 2,937.8
Loans payable and current portion of long-term debt ...........       902.5       606.1
Income taxes payable ..........................................       859.6       802.6
Dividends payable .............................................       537.6       482.7
---------------------------------------------------------------------------------------
Total current liabilities .....................................     5,568.6     4,829.2
---------------------------------------------------------------------------------------
Long-Term Debt ................................................     1,346.5     1,155.9
---------------------------------------------------------------------------------------
Deferred Income Taxes and Noncurrent Liabilities ..............     5,098.9     4,027.3
---------------------------------------------------------------------------------------
Minority Interests ............................................     1,184.4     2,310.2
---------------------------------------------------------------------------------------
Stockholders' Equity
Common stock
  Authorized - 2,700,000,000 shares
  Issued - 1,483,925,990 shares - 1997
         - 1,483,619,311 shares - 1996 ........................     5,254.0     4,967.5
Retained earnings .............................................    17,319.4    14,817.7
---------------------------------------------------------------------------------------
                                                                   22,573.4    19,785.2
Less treasury stock, at cost
  290,277,526 shares - 1997
  277,016,963 shares - 1996 ...................................     9,959.9     7,814.7
---------------------------------------------------------------------------------------
Total stockholders' equity ....................................    12,613.5    11,970.5
---------------------------------------------------------------------------------------
                                                                  $25,811.9   $24,293.1
=======================================================================================

The accompanying notes are an integral part of this consolidated financial statement.

--------------------------------------------------------------------------------
39  Merck & Co., Inc. 1997 Annual Report    Financial Section

================================================================================
Consolidated Statement of Cash Flows
================================================================================

Merck & Co., Inc. and Subsidiaries

Years Ended December 31
($ in millions)                                                             1997         1996         1995
----------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Income before taxes ................................................   $ 6,462.3    $ 5,540.8    $ 4,797.2
Adjustments to reconcile income before taxes to cash
  provided from operations before taxes:
   Gains on sales of businesses ....................................      (213.4)          --       (682.9)
   Depreciation and amortization ...................................       837.1        730.9        667.2
   Other ...........................................................       528.4        175.1        630.1
   Net changes in assets and liabilities:
      Accounts receivable ..........................................      (271.7)      (224.7)      (244.1)
      Inventories ..................................................       (53.5)      (267.6)      (271.8)
      Accounts payable and accrued liabilities .....................       321.8        414.2        383.1
      Noncurrent liabilities .......................................        20.4        143.0       (262.0)
      Other ........................................................       (19.9)        10.4        (43.0)
----------------------------------------------------------------------------------------------------------
Cash Provided by Operating Activities Before Taxes .................     7,611.5      6,522.1      4,973.8
Income Taxes Paid ..................................................    (1,294.9)    (1,094.4)    (2,029.6)
----------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities ..........................     6,316.6      5,427.7      2,944.2
----------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities
Capital expenditures ...............................................    (1,448.8)    (1,196.7)    (1,005.5)
Purchase of securities, subsidiaries and other investments .........   (22,986.7)   (15,719.1)   (13,772.3)
Proceeds from sale of securities, subsidiaries and other investments    22,075.4     15,079.2     12,430.1
Proceeds from sales of businesses, net of cash transferred .........       910.0           --      1,321.1
Other ..............................................................      (152.6)      (142.7)      (295.7)
----------------------------------------------------------------------------------------------------------
Net Cash Used by Investing Activities ..............................    (1,602.7)    (1,979.3)    (1,322.3)
----------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
Net change in short-term borrowings ................................       431.3         (7.1)        40.5
Proceeds from issuance of debt .....................................       653.1        327.5        549.5
Payments on debt ...................................................      (590.0)      (341.7)      (108.2)
Proceeds from issuance of preferred stock of subsidiaries ..........          --           --      1,019.6
Redemption of preferred stock of subsidiary ........................    (1,000.0)          --           --
Purchase of treasury stock .........................................    (2,572.8)    (2,493.3)    (1,570.9)
Dividends paid to stockholders .....................................    (2,039.9)    (1,728.9)    (1,539.8)
Proceeds from exercise of stock options ............................       413.3        442.2        264.0
Other ..............................................................      (153.9)       (36.0)       (56.1)
----------------------------------------------------------------------------------------------------------
Net Cash Used by Financing Activities ..............................    (4,858.9)    (3,837.3)    (1,401.4)
----------------------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash and Cash Equivalents .......       (82.3)      (106.1)        22.9
----------------------------------------------------------------------------------------------------------
Net (Decrease) Increase in Cash and Cash Equivalents ...............      (227.3)      (495.0)       243.4
Cash and Cash Equivalents at Beginning of Year .....................     1,352.4      1,847.4      1,604.0
----------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year ...........................   $ 1,125.1    $ 1,352.4    $ 1,847.4
==========================================================================================================

The accompanying notes are an integral part of this consolidated financial statement.

--------------------------------------------------------------------------------
40  Merck & Co., Inc. 1997 Annual Report    Financial Section

================================================================================
Notes to Consolidated Financial Statements
================================================================================

Merck & Co., Inc. and Subsidiaries

($ in millions except per share amounts)

1.   Nature of Operations

Merck is a global research-driven pharmaceutical company that discovers, develops, manufactures and markets a broad range of human and animal health products, directly and through its joint ventures, and provides pharmaceutical benefit services through Merck-Medco Managed Care (Merck-Medco). Human health products include therapeutic and preventive agents, generally sold by prescription, for the treatment of human disorders. Pharmaceutical benefit services primarily include managed prescription drug programs and programs to manage health and drug utilization.

     Merck sells its human health products and provides pharmaceutical benefit services to drug wholesalers and retailers, hospitals, clinics, government agencies, corporations, labor unions, retirement systems, insurance carriers, managed health care providers such as health maintenance organizations and other institutions.

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

Goodwill and Other Intangibles - Goodwill of $3.6 billion in 1997 and $3.8 billion in 1996 (net of accumulated amortization) represents the excess of acquisition costs over the fair value of net assets of businesses purchased and is amortized on a straight-line basis over periods up to 40 years. Other acquired intangibles principally include customer relationships of $2.8 billion in 1997 and $2.9 billion in 1996 (net of accumulated amortization) that arose in connection with the acquisition of Medco Containment Services, Inc. (renamed Merck-Medco Managed Care). Other acquired intangibles are recorded at cost and are amortized on a straight-line basis over their estimated useful lives ranging from predominantly 28 to 40 years. The Company reviews goodwill and other intangibles to assess recoverability from future operations using undiscounted cash flows. Impairments are recognized in operating results to the extent that carrying value exceeds fair value.

Stock-Based Compensation - Stock-based compensation is recognized using the intrinsic value method. For disclosure purposes, pro forma net income and earnings per share impacts are provided as if the fair value method had been applied.

Use of Estimates - The consolidated financial statements are prepared in conformity with generally accepted accounting principles and, accordingly, include amounts that are based on management's best estimates and judgments.

3.   Divestitures

In July 1997, the Company sold its crop protection business for $910.0 million to Novartis, resulting in a pretax gain of $213.4 million, after taking into account deferred income related to long-term contractual commitments entered into in connection with the sale of the business. This business was not significant to the Company's financial position or results of operations. This gain was substantially offset by $207.3 million of nonrecurring charges included in Other (income) expense, net. (See Note 15.)

     The Company completed the sale of its specialty chemical businesses in 1995. Calgon Vestal Laboratories was sold to Bristol-Myers Squibb for $261.5 million, and Kelco was sold to Monsanto for $1.075 billion. These divestitures resulted in pretax gains of $682.9 million. These specialty chemical businesses were not significant to the Company's financial position or results of operations. These gains were substantially offset by $675.5 million of nonrecurring charges included in Other (income) expense, net. (See Note 15.)

4.   Strategic Alliances

In 1982, Merck entered into an agreement with Astra AB (Astra) to develop and market Astra's products under a royalty-bearing license. In 1993, the Company's total sales of Astra products reached a level that triggered the first step in the establishment of a joint venture business carried on by Astra Merck Inc., in which Merck and Astra each own a 50% share. This joint venture, formed in 1994, develops and markets most of Astra's new prescription medicines in the United States. Joint venture sales were $2.3 billion for 1997, $1.8 billion for 1996, and $1.3 billion for 1995, consisting primarily of Prilosec, the first of a class of medications known as proton pump inhibitors, which slows the production of acid from the cells of the stomach lining.

--------------------------------------------------------------------------------
41  Merck & Co., Inc. 1997 Annual Report    Financial Section

     In 1989, Merck formed a joint venture with Johnson & Johnson to develop and market a broad range of nonprescription medicines for U.S. consumers. This 50% owned venture was expanded into Europe in 1993, and into Canada in 1996. Sales of product marketed by the joint venture were $483.7 million for 1997, $530.2 million for 1996 and $403.5 million for 1995, consisting primarily of gastrointestinal products including Pepcid AC Acid Controller, a nonprescription formulation of Pepcid, Merck's H2-receptor antagonist, and Mylanta.

     In 1991, Merck and E.I. du Pont de Nemours and Company (DuPont) formed an independent, research-driven, worldwide pharmaceutical joint venture, equally owned by each party. DuPont contributed its entire pharmaceutical and radiopharmaceutical imaging agents businesses, and is providing administrative services. Merck contributed cash and European marketing rights to several of its prescription medicines, and is providing research and development and international industry expertise. Joint venture sales were $1.3 billion for 1997 and 1996, and $1.2 billion for 1995, consisting primarily of cardiovascular, radiopharmaceutical and central nervous system products. In September 1997, the joint venture completed the sale of its generics and multisource business lines, allowing it to focus resources on bringing several potential new pharmaceutical products to market. Sales of the divested business lines included in joint venture sales for 1997 were $65.1 million.

     In 1994, Merck and Pasteur Merieux Connaught (Pasteur) established an equally owned joint venture to market vaccines and collaborate in the development of combination vaccines, for distribution in Europe. Joint venture vaccine sales were $581.3 million for 1997, $663.0 million for 1996 and $598.6 million for 1995.

     In 1996, Merck agreed with Chugai Pharmaceutical Co., Ltd. to form a joint venture to develop and market over-the-counter pharmaceuticals in Japan. The new company, Chugai MSD Co., Ltd., began operations in April 1997 marketing gastrointestinal products. Joint venture sales for 1997 were $18.8 million.

     In August 1997, Merck and Rhone-Poulenc combined their animal health and poultry genetics businesses to form Merial Limited (Merial), a fully integrated, stand-alone joint venture, equally owned by each party. Merial is the world's largest company dedicated to the discovery, manufacture and marketing of veterinary pharmaceuticals and vaccines. Merck contributed developmental research personnel, sales and marketing activities, and animal health products, as well as its poultry genetics business. Rhone-Poulenc contributed research and development, manufacturing, sales and marketing activities, and animal health products, as well as its poultry genetics business. The transaction is not expected to have a material impact on comparability of net income. Merial sales for 1997 were $746.3 million. Animal health sales reported in Merck's consolidated sales were $448.3 million prior to August 1.

     Summarized below are net sales by therapeutic class for these joint ventures for the years ended December 31, 1997, 1996 and 1995:

                                              1997           1996           1995
--------------------------------------------------------------------------------
Gastrointestinals
  Ethical .........................       $2,241.7       $1,712.1       $1,223.4
  OTC .............................          405.1          420.5          307.2
--------------------------------------------------------------------------------
                                           2,646.8        2,132.6        1,530.6
--------------------------------------------------------------------------------
Cardiovasculars ...................          717.6          623.9          521.9
Human vaccines ....................          581.3          663.0          598.6
Radiopharmaceuticals ..............          295.9          325.4          304.0
Central nervous system ............          281.0          267.7          247.5
Animal health .....................          746.3             --             --
Other .............................          224.8          276.9          289.2
--------------------------------------------------------------------------------
                                          $5,493.7       $4,289.5       $3,491.8
================================================================================

5.   Affiliates Accounted for Using the Equity Method

Investments in affiliates accounted for using the equity method are included in Other assets and were $693.7 million at December 31, 1997 and $779.7 million at December 31, 1996. Dividends and distributions received from these affiliates were $791.0 million in 1997, $476.2 million in 1996 and $296.1 million in 1995. Summarized information for these affiliates is as follows:

Years Ended December 31                         1997          1996          1995
--------------------------------------------------------------------------------
Sales ................................      $5,655.8      $4,441.4      $3,632.9
Materials and production costs .......       1,349.3         959.4         873.4
Other expense, net ...................       1,852.9       1,725.2       1,493.8
Income before taxes ..................       2,453.6       1,756.8       1,265.7
================================================================================
December 31                                     1997          1996
------------------------------------------------------------------
Current assets                              $2,475.9      $1,613.8
Noncurrent assets ....................       2,824.0       3,111.3
Current liabilities ..................       1,920.1       1,048.0
Noncurrent liabilities ...............         699.8       1,307.6
==================================================================

6.   Financial Instruments

Foreign Currency Risk Management

The Company has established revenue and balance sheet hedging programs to protect against reductions in value and volatility of future foreign currency cash flows caused by changes in foreign exchange rates. The objectives and strategies of these programs are described in the Analysis of Liquidity and Capital Resources section of the Financial Review.

     The Company partially hedges forecasted revenues denominated in foreign currencies with purchased currency options. When the dollar strengthens against foreign currencies, the decline in the value of foreign currency cash flows is partially offset by the recognition of gains in the value of purchased currency options designated as hedges of the period. Conversely, when the dollar weakens, the increase in the value of foreign currency cash flows is reduced only by the recognition of the premium paid to acquire the options

--------------------------------------------------------------------------------
42  Merck & Co., Inc. 1997 Annual Report    Financial Section
designated as hedges of the period. Market value gains and premiums on these contracts are recognized in Sales when the hedged transaction is recognized. The carrying value of purchased currency options is reported in Prepaid expenses and taxes or Other assets.

     The Company continually reviews its portfolio of purchased options and will adjust its portfolio to accommodate changes in exposure to forecasted revenues. The most cost-effective means of decreasing coverage provided by purchased options is to write options with terms identical to purchased options that are no longer necessary. Deferred gains or losses that accumulate on purchased options prior to writing an offsetting position will remain deferred and are recognized when the hedged transaction occurs. Subsequent changes in the market value of the written options and related purchased options are recorded in earnings. Because the changes in market value of the purchased options equally offset the written options, there is no net impact on earnings. The carrying value of written currency options is reported in Accounts payable and accrued liabilities or Deferred income taxes and noncurrent liabilities.

     Deferred gains and losses on currency options used to hedge forecasted revenues amounted to $95.4 million and $5.9 million at December 31, 1997 and $64.9 million and $6.3 million at December 31, 1996, respectively.

     The Company also hedges certain exposures to fluctuations in foreign currency exchange rates that occur prior to conversion of foreign currency denominated monetary assets and liabilities into U.S. dollars. Prior to conversion to U.S. dollars, these assets and liabilities are translated at spot rates in effect on the balance sheet date. The effects of changes in spot rates are reported in earnings and included in Other (income) expense, net. The Company hedges its exposure to changes in foreign exchange principally with forward contracts. Because monetary assets and liabilities are marked to spot and recorded in earnings, forward contracts designated as hedges of the monetary assets and liabilities are also marked to spot with the resulting gains and losses similarly recognized in earnings. Gains and losses on forward contracts are included in Other (income) expense, net, and offset losses and gains on the net monetary assets and liabilities hedged. The carrying values of forward exchange contracts are reported in Accounts receivable, Other assets, Accounts payable and accrued liabilities or Deferred income taxes and noncurrent liabilities.

     At December 31, 1997 and 1996, the Company had contracts to exchange foreign currencies, principally the Japanese yen, French franc and Deutschemark, for U.S. dollars in the following notional amounts:

                                                           1997             1996
--------------------------------------------------------------------------------
Purchased currency options ...................         $1,462.7         $1,952.6
Forward sale contracts .......................          1,500.9          1,660.9
Forward purchase contracts ...................            412.1            431.5
================================================================================

Interest Rate Risk Management

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

     In 1995, the Company entered into a five-year combined interest rate and currency swap contract with a notional amount of $313.6 million at December 31, 1997 and $302.1 million at December 31, 1996, in 1996, a two-year interest rate and currency swap contract with a notional amount of $336.1 million and, in 1997, a seven-year interest rate and currency swap contract with a notional amount of $334.2 million. In 1997, the $336.1 million swap contract was terminated in conjunction with the sale of the related asset with an immaterial impact on net income. The outstanding swaps convert two different variable rate Dutch guilder investments to variable rate U.S. dollar investments. The market values of these contracts are reported in Other assets or Deferred income taxes and noncurrent liabilities with unrealized gains and losses recorded, net of tax, in Stockholders' equity.

     At December 31, 1997, the Company had one variable maturity interest rate swap contract outstanding with a notional amount of $85.0 million to convert 7.25% U.S. dollar callable debt issued in 1997 to variable rate U.S. dollar debt. This swap contract was terminated in February 1998 in conjunction with the retirement of the callable debt.

     At December 31, 1996, the Company had two interest rate swap contracts outstanding with a combined notional amount of $347.9 million to convert fixed rates on debt issues ($200.0 million in zero coupon euronotes and 200.0 million in Swiss franc eurobonds) to floating rates slightly below commercial paper rates. These swap contracts matured in 1997 in conjunction with the maturity of the related debt.

--------------------------------------------------------------------------------
43  Merck & Co., Inc. 1997 Annual Report    Financial Section

Fair Value of Financial Instruments

Summarized below are the carrying values and fair values of the Company's financial instruments at December 31, 1997 and 1996. Fair values were estimated based on market prices, where available, or dealer quotes.

                                                1997                  1996
                                      --------------------   -------------------
                                       Carrying       Fair   Carrying       Fair
                                          Value      Value      Value      Value
--------------------------------------------------------------------------------
Assets
--------------------------------------------------------------------------------
Cash and cash equivalents ..........   $1,125.1   $1,125.1   $1,352.4   $1,352.4
Short-term investments .............    1,184.2    1,184.2      829.2      828.9
Long-term investments ..............    2,533.4    2,531.8    2,499.4    2,496.4
Purchased currency options .........       54.6      144.1       85.1      143.7
Forward exchange contracts
  and currency swaps ...............      197.0      197.0      134.7      134.7
Interest rate swaps ................         .1         .3       26.3       31.3
--------------------------------------------------------------------------------
Liabilities
--------------------------------------------------------------------------------
Loans payable and current
  portion of long-term debt ........   $  902.5   $  900.5   $  606.1   $  609.7
Long-term debt .....................    1,346.5    1,387.0    1,155.9    1,160.2
Forward exchange contracts
  and currency swap ................       22.0       22.0        9.2        9.2
================================================================================

     A summary of the carrying values and fair values of the Company's investments at December 31 is as follows:

                                                1997                  1996
                                      --------------------   -------------------
                                       Carrying       Fair   Carrying       Fair
                                          Value      Value      Value      Value
--------------------------------------------------------------------------------
Available-for-sale
  Debt securities ..................   $1,947.2   $1,947.2   $1,414.7   $1,414.7
  Equity securities ................      887.6      887.6    1,085.3    1,085.3
Held-to-maturity securities ........      882.8      881.2      828.6      825.3
================================================================================

     A summary of gross unrealized gains and losses on the Company's investments at December 31 is as follows:

                                                1997                  1996
                                          ----------------      ----------------
                                          Gross Unrealized      Gross Unrealized
                                          ----------------      ----------------
                                          Gains     Losses      Gains     Losses
--------------------------------------------------------------------------------
Available-for-sale
  Debt securities ..................    $ 11.1     $ (2.8)    $ 10.1     $ (5.8)
  Equity securities ................     111.3      (91.9)     181.1      (53.0)
Held-to-maturity securities ........       2.9       (4.5)        .7       (4.0)
================================================================================

     Gross unrealized gains and losses with respect to available-for-sale investments are recorded, net of tax and minority interests, in Retained earnings.

     At December 31, 1997, available-for-sale debt securities and held-to-maturity securities maturing within one year totaled $1.0 billion and $.2 billion, respectively. Substantially all remaining debt securities mature within five years.

Concentrations of Credit Risk

As part of its ongoing control procedures, the Company monitors concentrations of credit risk associated with financial institutions with which it conducts business. Credit risk is minimal as credit exposure limits are established to avoid a concentration with any single financial institution. The Company also monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Concentrations of credit risk associated with these trade receivables are considered minimal due to the Company's diverse customer base. Bad debts have been minimal. The Company does not normally require collateral or other security to support credit sales.

7.   Inventories

Inventories at December 31 consisted of:

                                                            1997            1996
--------------------------------------------------------------------------------
Finished goods .................................        $1,230.6        $1,237.3
Raw materials and work in process ..............           849.7           841.1
Supplies .......................................            64.8            70.4
--------------------------------------------------------------------------------
Total (approximates current cost) ..............         2,145.1         2,148.8
Reduction to LIFO cost .........................            --              --
--------------------------------------------------------------------------------
                                                        $2,145.1        $2,148.8
================================================================================


     Inventories valued under the LIFO method comprised approximately 42% and 43% of inventories at December 31, 1997 and 1996, respectively.

8.   Loans Payable and Long-Term Debt

Loans payable at December 31, 1997 consisted primarily of commercial paper borrowings of $439.6 million and the current portion of long-term debt of $345.8 million. The remainder was principally borrowings by foreign subsidiaries. Loans payable at December 31, 1996 consisted primarily of the current portion of long-term debt. The weighted average interest rate for these borrowings was 6.4% and 6.2% at December 31, 1997 and 1996, respectively.

     Long-term debt at December 31 consisted of:

                                                          1997              1996
--------------------------------------------------------------------------------
5.8% notes due 2037 ........................          $  500.0          $     --
6.8% euronotes due 2005 ....................             499.0             498.9
6.3% debentures due 2026 ...................             246.7             246.6
5.3% euronotes due 1998 ....................                --             251.2
Other ......................................             100.8             159.2
--------------------------------------------------------------------------------
                                                      $1,346.5          $1,155.9
================================================================================

     The notes due 2037 are subject to repayment at par at the option of the holders beginning May 1999.

     Other consists primarily of pollution control, industrial revenue financing and foreign borrowings at varying rates up to 9.0%.

--------------------------------------------------------------------------------
44  Merck & Co., Inc. 1997 Annual Report    Financial Section

     The aggregate maturities of long-term debt for each of the next five years are as follows: 1998, $345.8 million; 1999, $6.8 million; 2000, $8.4 million; 2001, $8.9 million; and 2002, $6.7 million.

9.   Contingent Liabilities

The Company is involved in various claims and legal proceedings of a nature considered normal to its business, principally product liability and intellectual property cases. Additionally, the Company, along with numerous other defendants, is a party in several antitrust actions brought by retail pharmacies and consumers, alleging conspiracies in restraint of trade and challenging pricing and/or purchasing practices, one of which has been certified as a federal class action and a number of which have been certified as state class actions. In January 1996, the Company and several other defendants entered into an agreement, subject to court approval, to settle the federal class action alleging conspiracy, which represents the single largest group of retail pharmacy claims, pursuant to which the Company would pay $51.8 million, payable in four equal annual installments. The court approved an amended version of the settlement agreement, which incorporated revisions, unrelated to the monetary payment, to address concerns specified by the court. Following the dismissal of appeals brought by objectors, the approval became final in October 1997. The Company has not engaged in any conspiracy, and no admission of wrongdoing has been made or is included in the amended agreement, which was entered into in order to avoid the cost of litigation and the risk of an inaccurate adverse verdict by a jury presented by a case of this size and complexity. While it is not feasible to predict or determine the final outcome of these proceedings, management does not believe that they should result in a materially adverse effect on the Company's financial position, results of operations or liquidity.

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

10.  Preferred Stock of Subsidiary Company

In December 1995, the Company's wholly owned subsidiary, Merck Sharp & Dohme Overseas Finance, S.A., issued $1.0 billion par value of variable rate nonconvertible Preferred Equity Certificates (PECs). The proceeds were used to fund a portion of the Company's stock repurchase program and for other general corporate purposes. The PECs were redeemed by the Company at par in September 1997. The PECs were included in Minority interests in the consolidated financial statements prior to their redemption.

11.  Stockholders' Equity

In 1997, 1996 and 1995, common stock increased by $286.5 million, $225.0 million and $74.7 million, respectively, principally as a result of issuances of treasury stock for exercises of stock options.

     A summary of treasury stock transactions (shares in thousands) follows:

                           1997                     1996                      1995
                -----------------------   ----------------------    -----------------------
                   Shares         Cost      Shares         Cost        Shares         Cost
-------------------------------------------------------------------------------------------
Balance,
  Jan. 1 .....  277,017.0   $  7,814.7   254,614.8     $5,747.4     235,341.6   $  4,470.8
Purchases ....   27,443.6      2,572.8    38,384.2      2,493.3      33,377.2      1,570.9
Issuances(1)..  (14,183.1)      (427.6)  (15,982.0)      (426.0)    (14,104.0)      (294.3)
-------------------------------------------------------------------------------------------
Balance,
  Dec. 31 ....  290,277.5   $  9,959.9   277,017.0   $  7,814.7     254,614.8   $  5,747.4
===========================================================================================

(1) Issued primarily under stock option plans.

     At December 31, 1997, 1996 and 1995, 10 million shares of preferred stock, without par value, were authorized; none were issued.

12.  Stock Option Plans

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

     A summary of information relative to the Company's stock option plans follows:

                                                           Number     Average(1)
                                                        of Shares          Price
--------------------------------------------------------------------------------
Outstanding at December 31, 1994 ..............        93,664,336        $ 29.05
Granted .......................................        14,193,077          43.38
Exercised .....................................       (13,955,704)         18.96
Forfeited .....................................        (2,480,703)         34.89
--------------------------------------------------------------------------------
Outstanding at December 31, 1995 ..............        91,421,006          32.65
Granted .......................................        13,018,617          65.28
Exercised .....................................       (15,835,665)         27.92
Forfeited .....................................        (2,494,936)         37.68
Equivalent Options Assumed ....................           100,275         103.25
--------------------------------------------------------------------------------
Outstanding at December 31, 1996 ..............        86,209,297          38.38
Granted .......................................        15,938,930          97.48
Exercised .....................................       (13,997,358)         29.53
Forfeited .....................................        (2,695,275)         48.59
--------------------------------------------------------------------------------
Outstanding at December 31, 1997 ..............        85,455,594        $ 50.54
================================================================================

(1) Weighted average exercise price.

--------------------------------------------------------------------------------
45  Merck & Co., Inc. 1997 Annual Report    Financial Section

     The number of shares and average price of options exercisable at December 31, 1997, 1996 and 1995 were 23,635,641 shares at $32.97, 32,387,469 shares at
$30.99 and 29,272,456 shares at $26.46, respectively. At December 31, 1997 and 1996, 57,180,159 shares and 70,493,629 shares, respectively, were available for future grants under the terms of these plans.

     Effective January 1, 1996, the Company adopted the provisions of Statement No. 123, Accounting for Stock-Based Compensation. As permitted by the Statement, the Company has chosen to continue to account for stock-based compensation using the intrinsic value method. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for performance-based awards, which was not significant. Had the fair value method of accounting been applied to the Company's stock option plans, which requires recognition of compensation cost ratably over the vesting period of the underlying equity instruments, Net income would have been reduced by $102.5 million, or $.09 per share in 1997, $46.6 million, or $.04 per share in 1996 and $20.0 million, or $.02 per share in 1995. This pro forma impact only takes into account options granted since January 1, 1995 and is likely to increase in future years as additional options are granted and amortized ratably over the vesting period. The average fair value of options granted during 1997, 1996 and 1995 was $31.63, $19.12 and $12.31, respectively. This fair value was estimated using the Black-Scholes option-pricing model based on the weighted average market price at grant date of $97.48 in 1997, $65.28 in 1996 and $43.38 in 1995 and the following weighted average assumptions:

                                                1997          1996          1995
--------------------------------------------------------------------------------
Dividend yield .......................          1.7%          2.1%          2.8%
Risk-free interest rate ..............          6.4%          5.9%          6.9%
Volatility ...........................           24%           24%           24%
Expected life (years) ................          6.6           6.7           6.5
================================================================================

     Summarized information about stock options outstanding and exercisable at December 31, 1997 is as follows:

                              Outstanding                      Exercisable
                 ---------------------------------     -------------------------
  Exercise
     Price           Number    Average     Average      Number          Average
     Range        of Shares    Life(1)    Price(2)     of Shares        Price(2)
--------------------------------------------------------------------------------
  $3 to 20        3,004,985       4.22     $ 13.72     3,004,985         $ 13.72
 $20 to 30       10,849,489       7.12       26.26     8,338,306           25.64
 $30 to 40       24,491,602       6.01       33.69     3,446,905           36.07
 $40 to 50       17,275,425       5.79       42.92     7,146,914           43.20
 $50 to 75       14,208,722       7.56       63.55     1,672,179           52.68
$75 to 100       13,738,429       9.12       96.64         3,500           87.21
 Over $100        1,886,942       9.51      103.34        22,852          124.53
--------------------------------------------------------------------------------
                 85,455,594                           23,635,641
================================================================================

(1) Weighted average contractual life remaining in years.
(2) Weighted average exercise price.

13.  Retirement Plans

In addition to required governmental retirement plans, the Company and certain of its subsidiaries have retirement plans for eligible employees that provide benefits based upon age, years of service and compensation. Certain plans also consider primary social security payments in calculating benefits. The expenses for these governmental, Company and subsidiary plans were $290.5 million in 1997, $294.9 million in 1996 and $285.6 million in 1995. Expenses for Company and subsidiary plans were $84.5 million in 1997, $106.6 million in 1996 and $109.0 million in 1995, comprised of the following components:

                                                 1997         1996         1995
--------------------------------------------------------------------------------
Service cost - benefits earned
  during the year .......................      $105.9       $104.1       $ 98.7
Interest cost on projected
  benefit obligation ....................       149.4        144.2        139.8
Net amortization and deferral ...........       152.2        107.1        185.9
Actual return on assets .................      (323.0)      (248.8)      (315.4)
--------------------------------------------------------------------------------
Net pension cost ........................      $ 84.5       $106.6       $109.0
================================================================================

     The net pension cost attributable to international plans and included above was $49.9 million in 1997, $51.8 million in 1996 and $47.2 million in 1995.

     The Company's funding policy for Employee Retirement Income Security Act of 1974 and foreign plans is to contribute amounts to maintain assets in excess of the projected benefit obligations. Company contributions over the next several years are expected to continue to improve the funded status of the worldwide plans. The plans' assets are diversified in stocks, bonds, and short-term and other investments.

     The plans' funded status at December 31 was as follows:

                                             1997                   1996
                                    -------------------    ---------------------
                                       Over-     Under-       Over-      Under-
                                      funded     funded      funded      funded
--------------------------------------------------------------------------------
Plan assets at market value ......  $2,152.2   $  197.3    $1,838.4    $  215.2
--------------------------------------------------------------------------------
Accumulated benefit
  obligation
    Vested .......................   1,271.8      276.5     1,171.0       257.6
    Nonvested ....................     232.8       76.5       196.5        54.6
--------------------------------------------------------------------------------
                                     1,504.6      353.0     1,367.5       312.2
--------------------------------------------------------------------------------
Plan assets in excess of
  (less than) accumulated
  benefit obligation .............     647.6     (155.7)      470.9       (97.0)
Projected compensation
  increases ......................     353.6      177.5       302.8       176.9
--------------------------------------------------------------------------------
Plan assets in excess of
  (less than) projected
  benefit obligation .............     294.0     (333.2)      168.1      (273.9)
Unamortized transitional
  net (asset) obligation .........     (58.0)       2.8       (76.3)        2.9
Unrecognized net loss ............      87.2      105.9       110.0       103.8
Unrecognized prior
  service cost ...................      51.6        9.3        46.4        11.4
--------------------------------------------------------------------------------
Net pension asset (liability) ....  $  374.8   $ (215.2)   $  248.2    $ (155.8)
================================================================================

--------------------------------------------------------------------------------
46  Merck & Co., Inc. 1997 Annual Report    Financial Section

     International plan assets at market value, included in the above table, were $676.4 million in 1997 and $654.2 million in 1996. The accumulated benefit obligation of international plans, included in this table, was $665.4 million in 1997 and $624.5 million in 1996.

     Assumptions used for the Company's pension plans at December 31 were as follows:

                                                      1997       1996       1995
--------------------------------------------------------------------------------
Discount rate .................................       7.0%       7.5%       7.0%
Rate of future compensation increases .........       4.5%       4.5%       4.5%
Expected long-term rate of return on
  plan assets .................................      10.0%      10.0%      10.0%
================================================================================

     In the aggregate, average international plan assumptions do not vary significantly from U.S. assumptions.

14.  Other Postretirement Benefits

The Company provides health care (in excess of Medicare) and life insurance benefits for eligible active and retired employees, principally in the United States. The Company reserves the right to modify such benefits in the future. The expected costs of providing postretirement health care and life insurance benefits are accrued over the employee service period. The cost of health care and life insurance benefits for active employees was $163.8 million in 1997, $148.9 million in 1996 and $125.0 million in 1995. The cost of postretirement benefits other than pensions was $1.4 million in 1997, $9.4 million in 1996 and $7.6 million in 1995, comprised of the following components:

                                                  1997         1996        1995
--------------------------------------------------------------------------------
Service cost - benefits earned
  during the year ........................      $ 24.7       $ 25.2      $ 16.8
Interest cost on accumulated
  postretirement benefit obligation ......        48.2         45.7        44.0
Net amortization and deferral ............        32.8         13.2        54.1
Actual return on assets ..................      (104.3)       (74.7)     (107.3)
--------------------------------------------------------------------------------
Net postretirement benefit cost ..........      $  1.4       $  9.4      $  7.6
================================================================================

     The Company contributes to a retiree health care qualified trust that will be used to pay a portion of its postretirement benefit liability. The plans' assets are diversified in stocks, bonds, and short-term and other investments.

     The plans' funded status at December 31 was as follows:

                                                             1997         1996
--------------------------------------------------------------------------------
Plan assets at market value ..........................     $647.4       $541.6
--------------------------------------------------------------------------------
Accumulated postretirement benefit obligation
  Retirees ...........................................      367.0        368.2
  Other fully eligible participants ..................       51.0         46.1
  Other active participants ..........................      316.9        249.4
--------------------------------------------------------------------------------
                                                            734.9        663.7
--------------------------------------------------------------------------------
Accumulated postretirement benefit obligation
  in excess of plan assets ...........................      (87.5)      (122.1)
Unrecognized net gain ................................     (171.8)      (166.8)
Unrecognized plan changes ............................     (128.3)      (141.2)
--------------------------------------------------------------------------------
Net postretirement benefit liability .................    $(387.6)     $(430.1)
================================================================================

     Assumptions used for the Company's other postretirement benefit plans at December 31 were as follows:

                                                      1997       1996       1995
--------------------------------------------------------------------------------
Discount rate .................................       7.0%       7.5%       7.0%
Expected long-term rate of return on
  plan assets .................................      10.0%      10.0%      10.0%
================================================================================

     The health care cost trend rate was 8.0% at December 31, 1997. The rate will gradually decline to 5.0% over a 6-year period. The effect of increasing the health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 1997 by $100.5 million and the total service and interest cost components of the 1997 net postretirement benefit cost by $8.1 million.

15.  Other (Income) Expense, Net

                                               1997          1996          1995
--------------------------------------------------------------------------------
Interest income ......................     $(221.4)      $(205.4)      $(191.0)
Interest expense .....................       129.5         138.6          98.7
Exchange gains .......................       (18.0)        (27.8)         (7.8)
Minority interests ...................       131.8         144.2          91.9
Amortization of goodwill
  and other intangibles ..............       197.2         196.2         192.0
Other, net ...........................       123.6          (5.0)        643.8
--------------------------------------------------------------------------------
                                            $342.7        $240.8        $827.6
================================================================================

     Minority interests include third parties' share of exchange gains and losses arising from translation of the financial statements into U.S. dollars. Minority interests reflect dividends on the PECs, which were issued in December 1995 and redeemed in September 1997. (See Note 10.)

     In 1997, other, net, includes $207.3 million of nonrecurring charges consisting of $127.3 million for loss on sale of assets, $50.0 million for endowment of The Merck Company Foundation and $30.0 million for environmental costs.

--------------------------------------------------------------------------------
47  Merck & Co., Inc. 1997 Annual Report    Financial Section

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

   Interest paid was $130.5 million in 1997, $117.4 million in 1996 and $85.5 million in 1995.

16.  Taxes on Income

A reconciliation between the Company's effective tax rate and the U.S. statutory rate follows:

                                            1997                 Tax Rate
                                                         -----------------------
                                          Amount          1997     1996     1995
--------------------------------------------------------------------------------
U.S. statutory rate applied
  to pretax income ..................   $2,261.8         35.0%    35.0%    35.0%
Differential arising from:
  Equity income from affiliates .....     (155.0)        (2.4)    (1.9)    (1.5)
  Tax exemption for
    Puerto Rico operations ..........     (122.7)        (1.9)    (1.9)    (1.8)
  Foreign operations ................      (89.4)        (1.4)    (3.2)     (.9)
  State taxes .......................       64.7          1.0       .1      1.5
  Other, including
    minority interests ..............     (111.2)        (1.7)     1.9     (1.8)
--------------------------------------------------------------------------------
                                        $1,848.2         28.6%    30.0%    30.5%
================================================================================

     The differential arising from equity income from affiliates represents the favorable impact of accounting for joint venture taxes as a reduction of equity income, offset in part by significantly higher effective tax rates within the joint ventures.

     Domestic companies contributed approximately 71% in 1997, 73% in 1996 and 76% in 1995 to consolidated pretax income.

     Taxes on income consisted of:

                                           1997            1996            1995
--------------------------------------------------------------------------------
Current provision
  Federal ......................       $1,322.2        $1,106.2        $1,043.4
  Foreign ......................          476.8           410.3           455.1
  State ........................           90.5           (14.6)          149.4
--------------------------------------------------------------------------------
                                        1,889.5         1,501.9         1,647.9
--------------------------------------------------------------------------------
Deferred provision
  Federal ......................          (48.1)          136.9           (64.3)
  Foreign ......................           (6.4)          (15.4)          (95.9)
  State ........................           13.2            36.1           (25.7)
--------------------------------------------------------------------------------
                                          (41.3)          157.6          (185.9)
--------------------------------------------------------------------------------
                                       $1,848.2        $1,659.5        $1,462.0
================================================================================

     Deferred income taxes at December 31 consisted of:

                                          1997                     1996
                                  ---------------------    ---------------------
                                    Assets  Liabilities      Assets  Liabilities
--------------------------------------------------------------------------------
Other intangibles ............    $     --     $1,173.4    $     --     $1,208.5
Accelerated depreciation .....          --        591.2          --        521.2
Inventory related ............       629.0        235.4       511.6        208.2
Other postretirement
  benefits ...................       161.0           --       187.7           --
Equity investments ...........          --        173.1          --        163.0
Restructuring charge .........       123.1           --       151.3           --
Environmental related ........        87.0           --        84.0           --
Compensation related .........        91.3           --        81.8           --
Equivalent Merck-Medco
  options assumed ............        40.8           --        62.7           --
Pension benefits .............        11.7        144.3         9.4         97.9
Leasing activity .............          --         17.6          --         27.0
Other ........................       858.2        480.7       712.8        462.7
--------------------------------------------------------------------------------
                                   2,002.1      2,815.7     1,801.3      2,688.5
Valuation allowance ..........        (4.4)          --        (4.5)          --
--------------------------------------------------------------------------------
                                  $1,997.7     $2,815.7    $1,796.8     $2,688.5
================================================================================

     At December 31, 1997 and 1996, current deferred tax assets of $704.4 million and $568.6 million, respectively, were included in Prepaid expenses and taxes and current deferred tax liabilities of $164.8 million and $112.2 million, respectively, were included in Income taxes payable. In addition, at December 31, 1997 and 1996, noncurrent deferred tax assets of $111.3 million and $52.2 million, respectively, were included in Other assets and noncurrent deferred tax liabilities of $1.5 billion and $1.4 billion, respectively, were included in Deferred income taxes and noncurrent liabilities. Income taxes paid in 1997, 1996 and 1995 were $1.3 billion, $1.1 billion and $2.0 billion, respectively. The 1995 amount reflects taxes paid on the 1994 gain resulting from the sale to Astra of an interest in a joint venture, the 1995 gains on sales of subsidiaries and a change in law affecting the calculation of federal estimated payments.

--------------------------------------------------------------------------------
48  Merck & Co., Inc. 1997 Annual Report    Financial Section

     At December 31, 1997, foreign earnings of $6.6 billion and domestic earnings of $880.9 million have been retained indefinitely by subsidiary companies for reinvestment. No provision is made for income taxes that would be payable upon the distribution of such earnings, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability. These earnings include income from manufacturing operations in Ireland, which were tax- exempt through 1990 and are taxed at 10% thereafter. In addition, the Company has domestic subsidiaries operating in Puerto Rico under a tax incentive grant that expires in 2008.

     The Company's federal income tax returns have been audited through 1989.

17.  Earnings per Share

In the fourth quarter of 1997, the Company adopted Statement No. 128, Earnings per Share, which requires presentation in the Consolidated Statement of Income of both basic and diluted earnings per share. Earnings per common share (basic) as calculated in accordance with this Statement does not differ from earnings per share reported in prior periods and Earnings per common share assuming dilution is not materially different.

     The net income effect of dilutive securities was not significant. A reconciliation of weighted average common shares outstanding to weighted average common shares outstanding assuming dilution follows:

                                                  1997         1996         1995
--------------------------------------------------------------------------------
Average common shares outstanding .......      1,204.5      1,213.6      1,236.1
Common shares issuable(1) ...............         30.2         31.2         27.6
--------------------------------------------------------------------------------
Average common shares
  outstanding assuming dilution .........      1,234.7      1,244.8      1,263.7
================================================================================

(1) Issuable primarily under stock option plans.

     Stock options outstanding at December 31, 1997 to purchase 14.5 million shares of common stock were not included in the computation of Earnings per common share assuming dilution because the options' exercise prices were greater than the average market price of the common shares.

18.  Geographic Segment Reporting

                                           1997            1996            1995
--------------------------------------------------------------------------------
Customer Sales
North America ..................      $17,762.9       $14,321.7       $11,704.3
Europe .........................        3,605.0         3,322.4         2,894.3
Asia Pacific ...................        1,756.6         1,767.0         1,753.2
Other Foreign ..................          512.4           417.6           329.3
Affiliate Sales
North America ..................        2,233.5         1,723.2         1,640.3
Europe .........................        1,057.0           909.8           798.8
Asia Pacific ...................           52.4            50.4            59.1
Other Foreign ..................            4.2             2.7             1.5
Eliminations ...................       (3,347.1)       (2,686.1)       (2,499.7)
--------------------------------------------------------------------------------
                                      $23,636.9       $19,828.7       $16,681.1
================================================================================
Income Before Taxes
North America ..................      $ 4,486.3       $ 3,691.7       $ 3,442.1
Europe .........................        1,132.2         1,043.0           925.2
Asia Pacific ...................          327.2           352.9           323.4
Other Foreign ..................           10.4            (2.3)          (17.4)
Eliminations ...................         (224.6)          (95.9)         (259.4)
--------------------------------------------------------------------------------
                                        5,731.5         4,989.4         4,413.9
Non-operating Income ...........          730.8           551.4           383.3
--------------------------------------------------------------------------------
                                      $ 6,462.3       $ 5,540.8       $ 4,797.2
================================================================================
Assets
North America ..................      $16,996.2       $15,662.0       $14,563.3
Europe .........................        3,310.7         2,322.4         2,202.4
Asia Pacific ...................        1,511.4         1,499.5         1,542.3
Other Foreign ..................          312.8           306.1           196.9
Cash and Investments ...........        4,842.7         4,681.0         5,319.4
Other Corporate Assets .........        1,560.5         1,444.3         1,513.3
Eliminations ...................       (2,722.4)       (1,622.2)       (1,505.8)
--------------------------------------------------------------------------------
                                      $25,811.9       $24,293.1       $23,831.8
================================================================================

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

--------------------------------------------------------------------------------
49  Merck & Co., Inc. 1997 Annual Report    Financial Section

================================================================================
Management's Report
================================================================================

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

     The recommendations of the internal auditors and independent public accountants are reviewed by management. Control procedures have been implemented or revised as appropriate to respond to these recommendations. No material control weaknesses have been brought to the attention of management. In management's opinion, for the year ended December 31, 1997, the internal control system was strong and accomplished the objectives discussed herein.


/s/ Raymond V. Gilmartin                /s/ Judy C. Lewent

Raymond V. Gilmartin                    Judy C. Lewent

Chairman, President and                 Senior Vice President and
Chief Executive Officer                 Chief Financial Officer


================================================================================
Report of Independent Public Accountants
================================================================================

To the Stockholders and
Board of Directors of Merck & Co., Inc.:

We have audited the accompanying consolidated balance sheet of Merck & Co., Inc. (a New Jersey corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merck & Co., Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                        /s/ Arthur Andersen LLP

New York, New York                      ARTHUR ANDERSEN LLP
January 27, 1998

--------------------------------------------------------------------------------
50  Merck & Co., Inc. 1997 Annual Report    Financial Section

================================================================================
Audit Committee's Report
================================================================================

The Audit Committee of the Board of Directors is comprised of five outside directors. The members of the Committee are: Charles E. Exley Jr., Chairman; Carolyne K. Davis, Ph.D.; Sir Derek Birkin; William N. Kelley, M.D.; and Samuel
O. Thier, M.D. The Committee held three meetings during 1997.

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


                                   /s/ Charles E. Exley Jr.

                                   Charles E. Exley Jr.
                                   Chairman, Audit Committee


================================================================================
Compensation and Benefits Committee's Report
================================================================================

The Compensation and Benefits Committee is comprised of five outside directors. The members of the Committee are: H. Brewster Atwater Jr., Chairman; Lawrence A. Bossidy; William G. Bowen, Ph.D.; Johnnetta B. Cole, Ph.D.; and Lloyd C. Elam, M.D. The Committee held four meetings during 1997.

     The Compensation and Benefits Committee's major responsibilities include providing for senior management succession and overseeing the Company's compensation and benefit programs. The Committee seeks to provide rewards which are highly leveraged to performance and clearly linked to Company and individual results. The objective is to ensure that compensation and benefits are at levels which enable Merck to attract and retain high-quality employees. The Committee views stock ownership as a vehicle to align the interests of employees with those of the stockholders. A long-term focus is essential for success in the pharmaceutical industry and is encouraged by making a high proportion of executive officer compensation dependent on long-term performance and on enhancing stockholder value.


                                   /s/ H. Brewster Atwater Jr.

                                   H. Brewster Atwater Jr.
                                   Chairman, Compensation and Benefits Committee

--------------------------------------------------------------------------------
51  Merck & Co., Inc. 1997 Annual Report    Financial Section

================================================================================
Selected Financial Data (1)
================================================================================

Merck & Co., Inc. and Subsidiaries

($ in millions except per share amounts)                1997          1996          1995          1994          1993        1992(2)
------------------------------------------------------------------------------------------------------------------------------------
Results for Year:
Sales .........................................    $23,636.9     $19,828.7     $16,681.1     $14,969.8     $10,498.2       $9,662.5
Materials and production costs ................     11,790.3       9,319.2       7,456.3       5,962.7       2,497.6        2,096.1
Marketing/administrative expenses .............      4,299.2       3,841.3       3,297.8       3,177.5       2,913.9        2,963.3
Research/development expenses .................      1,683.7       1,487.3       1,331.4       1,230.6       1,172.8        1,111.6
Equity (income) loss from affiliates ..........       (727.9)       (600.7)       (346.3)        (56.6)         26.1          (25.8)
Gains on sales of businesses ..................       (213.4)           --        (682.9)           --            --             --
Restructuring charge ..........................           --            --            --            --         775.0             --
Gain on joint venture formation ...............           --            --            --        (492.0)           --             --
Provision for joint venture obligation ........           --            --            --         499.6            --             --
Other (income) expense, net ...................        342.7         240.8         827.6         232.8          10.1          (46.3)
Income before taxes ...........................      6,462.3       5,540.8       4,797.2       4,415.2       3,102.7        3,563.6
Taxes on income ...............................      1,848.2       1,659.5       1,462.0       1,418.2         936.5        1,117.0
Net income ....................................      4,614.1       3,881.3       3,335.2       2,997.0       2,166.2        2,446.6
Earnings per common share(3) ..................        $3.83         $3.20         $2.70         $2.38         $1.87          $2.12
Earnings per common share
  assuming dilution(3) ........................        $3.74         $3.12         $2.64         $2.34         $1.86          $2.10
Dividends declared ............................      2,094.8       1,793.4       1,578.0       1,463.1       1,239.0        1,106.9
Dividends paid per common share ...............        $1.69         $1.42         $1.24         $1.14         $1.03           $.92
Capital expenditures ..........................      1,448.8       1,196.7       1,005.5       1,009.3       1,012.7        1,066.6
Depreciation ..................................        602.4         521.7         463.3         475.6         348.4          290.3
------------------------------------------------------------------------------------------------------------------------------------
Year-End Position:
Working capital ...............................     $2,644.4      $2,897.4      $3,870.2      $2,291.4        $541.6       $1,241.1
Property, plant and equipment (net) ...........      6,609.4       5,926.7       5,269.1       5,296.3       4,894.6        4,271.1
Total assets ..................................     25,811.9      24,293.1      23,831.8      21,856.6      19,927.5       11,086.0
Long-term debt ................................      1,346.5       1,155.9       1,372.8       1,145.9       1,120.8          495.7
Stockholders' equity ..........................     12,613.5      11,970.5      11,735.7      11,139.0      10,021.7        5,002.9
----------------------------------------------------------------------------------------------------------------------------------
Financial Ratios:
Net income as a % of:
  Sales .......................................         19.5%         19.6%         20.0%         20.0%         20.6%          25.3%
  Average total assets ........................         18.4%         16.1%         14.6%         14.3%         14.0%          24.1%
----------------------------------------------------------------------------------------------------------------------------------
Year-End Statistics:
Average common shares
  outstanding (millions) ......................      1,204.5       1,213.6       1,236.1       1,257.2       1,156.5        1,153.5
Number of stockholders of record ..............      263,900       247,300       243,000       244,700       231,300        161,200
Number of employees ...........................       53,800        49,100        45,200        47,500        47,100(4)      38,400
==================================================================================================================================


($ in millions except per share amounts)        1991            1990            1989            1988            1987
--------------------------------------------------------------------------------------------------------------------
Results for Year:
Sales ................................      $8,602.7        $7,671.5        $6,550.5        $5,939.5        $5,061.3
Materials and production costs .......       1,934.9         1,778.1         1,550.3         1,526.1         1,444.3
Marketing/administrative expenses ....       2,570.3         2,388.0         2,013.4         1,880.3         1,684.6
Research/development expenses ........         987.8           854.0           750.5           668.8           565.7
Equity (income) loss from affiliates .          21.1            22.4            11.5            (2.5)           (2.5)
Gains on sales of businesses .........            --              --              --              --              --
Restructuring charge .................            --              --              --              --              --
Gain on joint venture formation ......            --              --              --              --              --
Provision for joint venture obligation            --              --              --              --              --
Other (income) expense, net ..........         (78.1)          (69.8)          (58.2)           (4.2)          (36.0)
Income before taxes ..................       3,166.7         2,698.8         2,283.0         1,871.0         1,405.2
Taxes on income ......................       1,045.0           917.6           787.6           664.2           498.8
Net income ...........................       2,121.7         1,781.2         1,495.4         1,206.8           906.4
Earnings per common share(3) .........         $1.83           $1.52           $1.26           $1.02            $.74
Earnings per common share
  assuming dilution(3) ...............         $1.81           $1.51           $1.25           $1.01            $.73
Dividends declared ...................         920.3           788.1           681.5           546.3           365.2
Dividends paid per common share ......          $.77            $.64            $.55            $.43            $.27
Capital expenditures .................       1,041.5           670.8           433.0           372.7           253.7
Depreciation .........................         242.7           231.4           206.4           189.0           188.5
--------------------------------------------------------------------------------------------------------------------
Year-End Position:
Working capital ......................      $1,496.5          $939.2        $1,502.5        $1,480.3          $798.3
Property, plant and equipment (net) ..       3,504.5         2,721.7         2,292.5         2,070.7         1,948.0
Total assets .........................       9,498.5         8,029.8         6,756.7         6,127.5         5,680.0
Long-term debt .......................         493.7           124.1           117.8           142.8           167.4
Stockholders' equity .................       4,916.2         3,834.4         3,520.6         2,855.8         2,116.7
--------------------------------------------------------------------------------------------------------------------
Financial Ratios:
Net income as a % of:
  Sales ..............................          24.7%           23.2%           22.8%           20.3%           17.9%
  Average total assets ...............          24.2%           24.1%           23.2%           20.4%           16.8%
--------------------------------------------------------------------------------------------------------------------
Year-End Statistics:
Average common shares
  outstanding (millions) .............       1,159.9         1,172.1         1,188.3         1,186.9         1,221.2
Number of stockholders of record .....        91,100          82,300          75,600          68,500          56,900
Number of employees ..................        37,700          36,900          34,400          32,000          31,100
=====================================================================================================================

(1) Amounts after 1992 include the impact of the Medco acquisition on November 18, 1993.

(2) Results of operations for 1992 exclude the cumulative effect of accounting changes.

(3)  In 1997, the Company adopted Statement No. 128, Earnings per Share. (See
     Note 17 to the consolidated financial statements for further information.)

(4)  Increase in 1993 is due to the inclusion of 10,300 Merck-Medco employees.


--------------------------------------------------------------------------------
52  Merck & Co., Inc. 1997 Annual Report    Financial Section