Form 10-K405, Exhibit 13
period 1998-12-31
MERCK & CO INC
filed 1999-03-24
CIK 64978

                                                                      EXHIBIT 13

   Financial Section
--------------------------------------------------------------------------------
   Contents

   Financial Review
       Description of Merck's Business ......................................30
       Competition and the Health Care Environment ..........................30
       Business Strategies ..................................................31
       Joint Ventures .......................................................31
       Foreign Operations ...................................................32
       Operating Results ....................................................32
       Environmental and Other Matters ......................................36
       Capital Expenditures .................................................37
       Analysis of Liquidity and Capital Resources ..........................37
       Recently Issued Accounting Standards .................................39
       Cautionary Factors That May Affect Future Results ....................39
       Condensed Interim Financial Data .....................................39
       Dividends Paid per Common Share ......................................39
       Common Stock Market Prices ...........................................39
   Consolidated Statement of Income .........................................40
   Consolidated Statement of Retained Earnings ..............................40
   Consolidated Statement of Comprehensive Income ...........................40
   Consolidated Balance Sheet ...............................................41
   Consolidated Statement of Cash Flows .....................................42
   Notes to Consolidated Financial Statements ...............................43
   Management's Report ......................................................52
   Report of Independent Public Accountants .................................52
   Audit Committee's Report .................................................53
   Compensation and Benefits Committee's Report .............................53
   Selected Financial Data ..................................................54

Financial Review
--------------------------------------------------------------------------------

Description of Merck's Business

Merck is a global research-driven pharmaceutical company that discovers, develops, manufactures and markets a broad range of human and animal health products, directly and through its joint ventures, and provides pharmaceutical benefit services through Merck-Medco Managed Care (Merck-Medco).

Sales
--------------------------------------------------------------------------------
($ in millions)                                 1998          1997          1996
--------------------------------------------------------------------------------
Elevated cholesterol .................     $ 4,694.1     $ 4,672.3     $ 4,055.9
Hypertension/heart failure ...........       4,213.5       3,855.0       3,452.6
Anti-ulcerants .......................       1,113.5       1,184.4       1,033.5
Vaccines/biologicals .................         846.7         733.6         586.8
Osteoporosis .........................         775.2         532.1         281.8
Antibiotics ..........................         743.3         774.9         822.3
Human immunodeficiency
  virus (HIV) ........................         676.3         581.7         187.8
Ophthalmologicals ....................         630.7         639.1         643.6
Animal health/crop protection ........            --         550.0       1,044.1
Other Merck products .................       1,603.2         673.5         562.3
Merck-Medco ..........................      11,601.7       9,440.3       7,158.0
--------------------------------------------------------------------------------
                                           $26,898.2     $23,636.9     $19,828.7
================================================================================

      Human health products include therapeutic and preventive agents, generally sold by prescription, for the treatment of human disorders. Among these are elevated cholesterol products, which include Zocor and Mevacor; hypertension/heart failure products which include Vasotec, the largest-selling product among this group, Cozaar, Hyzaar, Prinivil and Vaseretic; anti-ulcerants, of which Pepcid is the largest-selling; vaccines/biologicals, of which M-M-R II, a pediatric vaccine for measles, mumps and rubella, Recombivax HB (hepatitis B vaccine recombinant), and Varivax, a live virus vaccine for the prevention of chickenpox, are the largest-selling; osteoporosis, comprised of Fosamax, for treatment and prevention in postmenopausal women; antibiotics, of which Primaxin and Noroxin are the largest-selling; HIV, which includes Crixivan, a protease inhibitor for the treatment of human immunodeficiency viral infection in adults; and opthalmologicals, of which Timoptic, Timoptic-XE and Trusopt are the largest-selling.

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

      Other Merck products include sales of other human pharmaceuticals, continuing sales to divested businesses, pharmaceutical and animal health supply sales to the Company's joint ventures and, as of July 1, 1998, supply sales to Astra Pharmaceuticals, L.P. (APLP). (See Note 4 to the consolidated financial statements for further information.) Also included in this category are rebates and discounts on Merck pharmaceutical products.

      Merck-Medco primarily includes Merck-Medco sales of non-Merck products and Merck-Medco pharmaceutical benefit services, principally managed prescription drug programs and programs to manage patient health and drug utilization.

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

Competition and the Health Care Environment

The markets in which the Company conducts its business are highly competitive and often highly regulated. Global efforts toward health care cost containment continue to exert pressure on product pricing and availability. In the United States, the Company has been working with private and federal employers to slow the increase of health care costs. Demonstrating that the Company's medicines can help save costs in other areas and pricing flexibly across our product portfolio have encouraged growing use of our medicines and helped offset the effects of increasing cost pressures. Legislative bodies continue to work to expand health care access and reduce associated costs. Although no one can predict the outcome of legislation to accomplish the goals of reform, we are well positioned to respond to the evolving health care environment and market forces.

      Outside of the United States, in increasingly difficult environments encumbered by government cost containment actions, the Company has worked with payers to help them allocate


30 Merck & Co., Inc. 1998 Annual Report Financial Section scarce resources to optimize health care outcomes, limiting the potentially detrimental effects of government actions on sales growth. In addition, countries within the European Union (EU), recognizing the economic importance of the research-based pharmaceutical industry and the value of innovative medicines to society, are working with industry and the European Commission on proposals for market deregulation.

      Several products face expiration of product patents in the near term. U.S. product patents will expire for Vasotec and Pepcid in 2000 and for Prilosec, which is supplied exclusively to APLP, Prinivil, for which co-marketing rights have been licensed to a third party, Mevacor, Vaseretic and Prinzide in 2001. In the aggregate, domestic sales of these products represent 22% of Merck human health sales for 1998. The Company expects a significant decline in these sales in the years 2000 through 2002 upon the loss of market exclusivity. With the exception of Prilosec, for which the Company has U.S. rights only, a decline is also expected in the Company's European sales for these products in the years 2000 through 2005 upon the loss of market exclusivity in European countries throughout this period. These sales represent 7% of Merck human health sales for 1998. While the expiration of a product patent normally results in a loss of market exclusivity, commercial benefits may continue to be derived from other patents on processes, intermediates, compositions and formulations related to the product, patents relating to the use of a product and, in the United States, additional market exclusivity that may be available under federal law.

      We anticipate that the worldwide trend toward cost-containment will continue into the new millennium, resulting in ongoing pressures on health care budgets. As we continue to launch new products successfully, contribute to health care debates and monitor reforms, our new products, policies and strategies will enable us to maintain our strong position in the changing economic environment.

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

      The Company is discovering new innovative products and developing new indications for existing products - the result of its continuing commitment to research. The Company is also developing innovative sales, marketing and education techniques; establishing joint ventures, licensing agreements and health care partnerships with large managed care organizations and other payers; and demonstrating to payers and providers the cost-effectiveness of Merck products. Additionally, achievement of productivity gains has become a permanent strategy. Productivity initiatives include, at the manufacturing level, optimizing plant utilization, implementing lowest-cost processes and improving technology transfer between research and manufacturing, and throughout the Company, reducing the cost of purchased materials and services, re-engineering core and administrative processes and streamlining the organization. At the manufacturing level, the Company expects that productivity gains will continue to substantially offset inflation.

      To enhance its competitive position in the fast-growing area of managed care, Merck acquired Medco Containment Services, Inc. in 1993 (renamed Merck-Medco Managed Care). Merck-Medco provides pharmaceutical benefit services in the United States. Merck-Medco manages prescription drug programs through its mail service and retail pharmacy networks, and offers a series of health management programs to help payers, providers and patients manage high-risk, high-cost diseases. Merck-Medco sells its pharmaceutical benefit management services to corporations, labor unions, insurance companies, Blue Cross/Blue Shield organizations, government agencies, federal and state employee plans, health maintenance and other similar organizations.

Joint Ventures

To expand its research base and realize synergies from combining capabilities, opportunities and assets, the Company has formed a number of joint ventures. In 1982, Merck entered into an agreement with Astra AB (Astra) to develop and market Astra's products under a royalty-bearing license. In 1993, the Company's total sales of Astra products reached a level that triggered the first step in the establishment of a joint venture business carried on by Astra Merck Inc.
(AMI), in which Merck and Astra each owned a 50% share. The joint venture, formed in November 1994, developed and marketed most of Astra's new prescription medicines in the United States. Joint venture sales were $1.7 billion for the first six months of 1998, $2.3 billion for 1997 and $1.8 billion for 1996, consisting primarily of Prilosec, the first of a class of medications known as proton pump inhibitors, which slows the production of acid from the cells of the stomach lining.

      On July 1, 1998, the Company and Astra completed the restructuring of the ownership and operations of the joint venture whereby the Company acquired Astra's interest in AMI, renamed KBI Inc. (KBI), for consideration totaling $3.1 billion. KBI's net operating assets, excluding certain product rights, were then combined with the net assets of Astra's wholly owned subsidiary, Astra USA, Inc., to form a new U.S. limited partnership, APLP, in which Merck maintains a limited partner interest. For a franchise fee payment of $230.0 million, APLP became the exclusive distributor of the products for which KBI retained rights. Merck earns certain partnership returns as well as ongoing revenue based on sales of current and future KBI products. The partnership returns include a priority return, a fixed return and certain variable returns which are based, in part, upon sales of certain former Astra USA, Inc. products. The fixed return represents accretion of the carrying value of Merck's limited partnership interest from its initial carrying value up to its liquidating net worth, which is being recognized into income over 10 years on a straight-line basis. For a payment of $443.0 million, Astra purchased an option to buy Merck's interest in the KBI products in 2008, 2012 or 2016, excluding Merck's interest in the gastrointestinal medicines Prilosec and perprazole. (See Note 4 to the consolidated financial statements for further information.)


                      Merck & Co., Inc. 1998 Annual Report Financial Section  31

      In December 1998, Astra announced plans to merge with Zeneca Group Plc. If this proposed merger is completed, Astra will be required to make one-time payments to Merck totaling approximately $1.8 billion for the relinquishment of certain rights, including option rights to future Astra products with no existing or pending U.S. patents at the time of the merger. This merger would also trigger a partial redemption of Merck's limited partnership interest in 2008. Furthermore, upon completion of the merger, Astra's option to buy Merck's interest in the KBI products would only be exercisable in 2010 and Merck would obtain the right to require Astra to purchase such interest in 2008.

      In 1989, Merck formed a joint venture with Johnson & Johnson to develop and market a broad range of nonprescription medicines for U.S. consumers. This 50% owned joint venture was expanded into Europe in 1993, and into Canada in 1996. Sales of joint venture products were as follows:

                                                1998          1997          1996
--------------------------------------------------------------------------------
Gastrointestinal products ............       $ 387.2       $ 386.3       $ 420.5
Other products .......................         127.0          97.4         109.7
--------------------------------------------------------------------------------
                                             $ 514.2       $ 483.7       $ 530.2
================================================================================

      In 1991, Merck and E.I. du Pont de Nemours and Company (DuPont) formed an independent, research-driven, worldwide pharmaceutical joint venture, The DuPont Merck Pharmaceutical Company (DMPC), equally owned by each party. DuPont contributed its entire pharmaceutical and radiopharmaceutical imaging agents businesses, and provided administrative services. Merck contributed cash and European marketing rights to several of its prescription medicines, and provided research and development and international industry expertise. Joint venture sales were $686.2 million for the first six months of 1998, and $1.3 billion for 1997 and 1996, consisting primarily of cardiovascular, radiopharmaceutical and central nervous system products. On July 1, 1998, the Company sold its one-half interest in DMPC to DuPont for $2.6 billion in cash. (See Note 3 to the consolidated financial statements for further information.)

      In 1994, Merck and Pasteur Merieux Connaught established a 50% owned joint venture to market vaccines and collaborate in the development of combination vaccines, for distribution in Europe. Sales of joint venture products were as follows:

                                              1998           1997           1996
--------------------------------------------------------------------------------
Hepatitis vaccines ................        $ 189.0        $ 216.2        $ 242.0
Viral vaccines ....................           64.6           63.3           70.2
Other vaccines ....................          306.8          301.8          350.8
--------------------------------------------------------------------------------
                                           $ 560.4        $ 581.3        $ 663.0
================================================================================

      In August 1997, Merck and Rhone-Poulenc combined their animal health and poultry genetics businesses to form Merial, a fully integrated, stand-alone joint venture, equally owned by each party. Merial is the world's largest company dedicated to the discovery, manufacture and marketing of veterinary pharmaceuticals and vaccines. Merck contributed developmental research personnel, sales and marketing activities, and animal health products, as well as its poultry genetics business. Rhone-Poulenc contributed research and development, manufacturing, sales and marketing activities, and animal health products, as well as its poultry genetics business. The formation of Merial has not had a material impact on comparability of net income. Animal health sales reported in Merck's 1997 consolidated sales were $448.3 million prior to August
1. Sales of joint venture products were as follows:

                                                          1998              1997
--------------------------------------------------------------------------------
Avermectin products .......................           $  616.4          $  308.6
Fipronil products .........................              300.8              83.1
Other products ............................              842.2             354.6
--------------------------------------------------------------------------------
                                                      $1,759.4          $  746.3
================================================================================

Foreign Operations

The Company's operations outside the United States are conducted primarily through subsidiaries. Sales of Merck human health products by subsidiaries outside the United States were 43% of Merck human health sales in 1998, and 46% and 47% in 1997 and 1996, respectively. The 1998 percentage was affected by increased domestic supply sales to APLP, as a result of the restructuring of AMI.

                          DISTRIBUTION OF 1998 FOREIGN
                               HUMAN HEALTH SALES

                                   [GRAPHIC]
                                                        Splits
                                                        ------
                    Western Europe                        54%
                    Asia/Pacific                          24%
                    Other Foreign                         22%
                                                        ------
                        Total                            100%

      The Company's worldwide business is subject to risks of currency fluctuations and governmental actions. The Company does not regard these risks as a deterrent to further expansion of its operations abroad. However, the Company closely reviews its methods of operations and adopts strategies responsive to changing economic and political conditions.

      Within the EU, there has been an evolution toward a single market in pharmaceuticals, for which Economic and Monetary Union, including the adoption of the euro as a single currency, marks an important step. The Company has recognized the strategic significance of this development and will adopt the euro in 1999. In this way, we are demonstrating our support for the European Community's industrial policy, while working toward the EU's goal of a competition-driven market that will enhance access to quality healthcare for European citizens.

      In recent years, Merck has been expanding its operations in countries located in Latin America, the Middle East, Africa, Eastern Europe and Asia Pacific where changes in government policies and economic conditions are making it possible for Merck to earn fair returns. Businesses in these developing areas, while sometimes less stable, offer important opportunities for growth over time.

Operating Results

Total sales for 1998 increased 14% from 1997, including a three point increase attributable to supply sales to APLP, as a result of the restructuring of AMI. The effect of a strengthening U.S. dollar


32 Merck & Co., Inc. 1998 Annual Report Financial Section against foreign currencies decreased 1998 sales growth by two percentage points. Sales growth for 1998 was also affected by the 1997 formation of the Merial joint venture and divestiture of the crop protection business. Adjusting for these effects, sales grew 16% in 1998 in total and 13% on a volume basis. Total sales for 1997 increased 19% from 1996. Foreign exchange reduced 1997 sales growth by two percentage points. Sales growth for 1997 was affected by the formation of the Merial joint venture and the divestiture of the crop protection business. Adjusting for these effects, 1997 sales grew 22% in total and 19% on a volume basis.

                    COMPONENTS OF HUMAN HEALTH SALES GROWTH

                                   [GRAPHIC]

             TOTAL SALES         SALES VOLUME      NET PRICING       FOREIGN
               GROWTH               GROWTH           ACTIONS      EXCHANGE RATES
               ------               ------           -------      --------------

1994             8.4%                 7.9%            -0.4%            0.9%
1995            13.0                 10.9             -0.5             2.6
1996            17.7                 19.2              0.4            -1.9
1997            15.0                 17.6              0.3            -2.9
1998            10.9                 14.1               --            -3.2

This chart illustrates the effects of price, volume and exchange on sales of Merck human health products. Growth for 1994 and 1995 has been adjusted for the effect of the Astra Merck joint venture formation. Growth for 1998 includes a five point increase attributable to the AMI restructuring. The human health business has grown predominantly through sales volume over the last five years. Price had essentially no effect on sales growth, while the effect of exchange has varied over the same period.

      In 1998, sales of Merck human health products grew 11%, including a five point increase attributable to the restructuring of AMI. Foreign exchange rates had a three percentage point unfavorable effect on sales growth, while price changes had essentially no effect. In measuring these effects, changes in the value of foreign currencies are calculated net of price increases in hyperinflationary countries, principally in Latin America. Domestic sales growth was 17%, including a nine point increase attributable to the restructuring of AMI, while foreign sales grew 4% including a seven percentage point unfavorable effect from exchange. The unit volume growth from sales of Merck human health products was paced by established products, including Zocor, Prinivil, Proscar and M-M-R II, newer products, including Cozaar, Hyzaar, Fosamax, Crixivan, Varivax, Vaqta, Comvax and Trusopt, as well as the 1998 launches of Singulair, Propecia, Maxalt, Cosopt and Aggrastat.

      Together, Merck's cholesterol-lowering agents, Zocor and Mevacor, continued to hold more than 40% of the worldwide statin market. The cholesterol-lowering market continues to grow rapidly, driven primarily by growth of more than 25% annually in the statin category, yet today, even in the U.S. market, only about one-third of eligible patients are receiving treatment. In 1998, Zocor continued its strong volume growth and continues to be the most widely used cholesterol-lowering medicine worldwide. In July 1998, the U.S. Food and Drug Administration (FDA) approved a new 80 mg tablet of Zocor, which lowered LDL ("bad") cholesterol in clinical studies by a mean of 47%. In addition, the prescribing information for Zocor in the United States was changed to recommend the 20 mg tablet as the usual starting dose. Merck has demonstrated its confidence in the efficacy of the new dosage range by introducing the "Get to Goal Guarantee" whereby patients can receive money back if they do not achieve the cholesterol goal set by their physicians while on Zocor.

      Vasotec and Prinivil, Merck's angiotensin converting enzyme (ACE) inhibitors for high blood pressure, heart failure and other cardiovascular disorders, continue to be among the world's most widely prescribed branded anti-hypertensives. Together, they hold about 30% of the worldwide market for ACE inhibitors. Prinivil, with its convenient once-daily dosing in hypertension, heart failure and acute myocardial infarction, continues to grow well above the rate of the overall ACE inhibitor market. In the United States, Vasotec is the only ACE inhibitor indicated for the treatment of high blood pressure, asymptomatic left ventricular dysfunction and heart failure, and the only ACE inhibitor indicated to reduce deaths due to symptomatic heart failure, regardless of the underlying cause.

      Proscar provides long-term disease management of symptomatic benign prostate enlargement, a disease that affects more than 50% of men age 60 and older. The results from the Proscar Long-Term Efficacy and Safety Study (PLESS), the largest and longest study ever conducted in benign prostate hyperplasia
(BPH) involving more than 3,000 men, showed that in men with urinary symptoms and enlarged prostates, Proscar reduced the risk of acute urinary retention by 57% and the need for prostate surgery by 55%. In March 1998, the FDA granted a new indication for Proscar that made it the only drug for symptomatic BPH indicated to reduce the risk of acute urinary retention and the need for BPH-related surgery.

      Cozaar and Hyzaar (a combination of Cozaar and the diuretic hydrochlorothiazide), Merck's newest antihypertensive drugs and among Merck's fastest-growing products, were the first in a new class of drugs that block a potent hormone called angiotensin II, resulting in gradual, smooth, 24-hour blood pressure reduction. Cozaar has been approved in 78 countries, including its recent launch in Japan. Ongoing research has reinforced and expanded the medical value of these products, which have been adopted faster than any new antihypertensive product launched this decade because of its excellent tolerability profile and proven efficacy in treating high blood pressure. Cozaar is also the only product in its class cleared for use in the treatment of heart failure in any market. Currently, approval of this indication has been received in 15 countries and applications are pending in other countries. The Company has not yet filed an application for this indication in the United States.

      Fosamax, Merck's nonhormonal medicine to treat and prevent postmenopausal osteoporosis and reduce the risk of fractures due to osteoporosis, continued to record strong growth in 1998, and is the leading nonhormonal treatment for osteoporosis worldwide. Research continues to show the importance of Fosamax in treating and preventing postmenopausal osteoporosis and fractures due to bone-thinning. Two year results from a six year Early Postmenopausal Interventional Cohort trial showed that Fosamax is an effective nonhormonal alternative to hormone replacement therapy for stopping bone loss and building bone in postmenopausal women at risk for osteoporosis. Data from the landmark Fracture Intervention Trial confirmed the ability of Fosamax to reduce, by nearly half, the risk of hip and spine fractures in postmenopausal women with osteoporosis.


                     Merck & Co., Inc. 1998 Annual Report  Financial Section  33

      Crixivan, Merck's protease inhibitor for the treatment of HIV infection, is sold in more than 80 countries. New data from a two year landmark study demonstrated sustained anti-HIV effects, suppressing HIV below detection level in nearly 75% of patients, when Crixivan is taken in triple therapy. Preliminary results from a Merck study, presented in November 1998 at the annual meeting of the Infectious Diseases Society of America in Denver, showed that the twice-daily combination of Crixivan with the protease inhibitor nelfinavir may be a potent and convenient regimen for HIV patients.

      Varivax, a live-virus vaccine for protection against chickenpox in healthy individuals age 12 months and older who have not had the disease, continued to record strong growth in 1998. It is the first and only chickenpox vaccine available in the United States.

      Vaqta, Merck's vaccine for the prevention of hepatitis A in persons age two years and older, continued its strong growth in 1998. Hepatitis A is a highly contagious virus, spread through contaminated food or water, which attacks the liver and can cause victims to be ill for several weeks.

      Comvax, Merck's newest vaccine, a combination of the antigenic components of two existing Merck vaccines, PedvaxHIB and Recombivax HB, recorded strong growth in 1998. Comvax is the first combination product indicated for the vaccination of infants, age two months and older, against both invasive Haemophilus influenzae type b disease and hepatitis B virus. The combination reduces the number of injections required to immunize children against the two infections.

      In 1998, Merck launched a series of new and unique products, many representing innovative treatments for conditions afflicting millions, including Singulair for chronic asthma, Propecia for male pattern hair loss, Maxalt for migraine headaches, Cosopt, a combination product of Timoptic and Trusopt, for patients with elevated intraocular pressure who did not respond adequately to beta-blockers alone, and Aggrastat, a platelet blocker for preventing cardiac ischemic events.

      Singulair, Merck's new once-a-day tablet for controlling chronic asthma in adults and children age six and older, has quickly become the leader in the U.S. leukotriene antagonist class. The product has been launched in 38 countries including the United States, United Kingdom, Spain, Germany, Sweden and Denmark. In clinical studies, Singulair improved asthma control in many patients by significantly decreasing asthma attacks, helping to prevent day- and night-time symptoms and reduce reliance on other asthma medications, such as bronchodilators and inhaled steroids.

      Propecia, the first and only tablet to treat male pattern hair loss, was introduced in the United States and 11 other countries in 1998, with launches pending in 13 more. In clinical studies, 83% of men treated with Propecia maintained their current hair count and 66% grew visible new hair. Since its introduction, U.S. physicians have written more than one million prescriptions for Propecia, and more than 400,000 men have started treatment.

      Maxalt, Merck's new treatment for migraine headaches, has been launched in 11 countries including the United States, United Kingdom, Sweden, the Netherlands and Mexico, making it the fastest growing oral migraine medication in the U.S. and other key markets. Maxalt provides fast and effective relief of the debilitating headache pain and other symptoms such as nausea and sensitivity to light and noise that often accompany a migraine attack. Maxalt is the first and only migraine medicine available in both conventional tablets and convenient, rapidly dissolving oral tablets, which disintegrate within seconds on the tongue without liquids.

      Aggrastat, a platelet blocker, was approved for the treatment of acute coronary syndrome, including patients with unstable angina/non-Q-wave myocardial infarction who are managed medically and those undergoing angioplasty or atherectomy. Clinical data showed that in combination with standard therapy, Aggrastat reduced the risk of heart attacks and death by 30% at 30 days, and reduced the overall risk of heart attacks by 47% at seven days. Aggrastat has been launched in eight countries including the United States, Switzerland, Germany, Brazil and Mexico.

      A group of mature products, including Pepcid, Timoptic, Noroxin, Mefoxin, Moduretic and Aldomet, while still contributing to 1998 revenues, declined in unit volume due to generic and therapeutic competition.

      In 1997, sales of Merck human health products grew 15%. Foreign exchange rates had a three percentage point unfavorable effect on sales growth, while price changes had essentially no effect. Domestic sales growth was 17%, while foreign sales grew 13% including a six percentage point unfavorable effect from exchange. The unit volume growth from sales of Merck human health products was paced by Zocor, Vasotec, Vaseretic, Prinivil, Pepcid, Recombivax HB and M-M-R II, the newer products, including Crixivan, Cozaar, Hyzaar, Fosamax, Trusopt, Varivax and Vaqta, and the 1997 launch of Comvax in the United States.

      Sales of animal health products were affected by the formation of the Merial joint venture with Rhone-Poulenc in August of 1997. Prior to this, a weak worldwide cattle economy slowed sales growth. Crop protection sales were lower in 1997 due to the divestiture of this business.

      Merck-Medco sales contributed significantly to 1998 and 1997 sales growth. By continuing to invest in the development of important clinical programs, enhanced information management systems and communications technologies, Merck-Medco has strengthened its leadership position in managing prescription drug care and high-cost, high-risk diseases. In 1998, Merck-Medco demonstrated the value of its services by gaining important new customers in all market segments, including employers, managed care organizations, Blue Cross/Blue Shield plans, unions and government programs. The number of prescriptions managed by Merck-Medco grew to 322 million in 1998, up 11% from 291 million prescriptions in 1997.

Costs, Expenses and Other
--------------------------------------------------------------------------------
($ in millions)            1998   Change           1997    Change          1996
--------------------------------------------------------------------------------
Materials and
  production ........ $13,925.4     +18%      $11,790.3      +27%     $ 9,319.2
Marketing and
  administrative ....   4,511.4      +5%        4,299.2      +12%       3,841.3
Research and
  development .......   1,821.1      +8%        1,683.7      +13%       1,487.3
Acquired
  research ..........   1,039.5        *             --       --             --
Equity income
  from affiliates ...    (884.3)    +21%         (727.9)     +21%        (600.7)
Gains on sales
  of businesses .....  (2,147.7)       *         (213.4)        *            --
Other (income)
  expense, net ......     499.7     +46%          342.7      +42%         240.8
--------------------------------------------------------------------------------
                      $18,765.1      +9%      $17,174.6      +20%     $14,287.9
================================================================================
*Over 100%


34  Merck & Co., Inc. 1998 Annual Report  Financial Section

      In 1998, materials and production costs increased 18%. Adjusting for the effects of the 1997 formation of the Merial joint venture and sale of the crop protection business, materials and production costs increased 19%, compared to a 16% sales growth rate on the same basis. Adjusting for the aforementioned effects, and excluding exchange and inflation, these costs increased 12%, compared to a 13% unit sales volume gain in 1998. The lower growth rate in these costs over the sales volume growth is primarily attributable to the favorable effect of the AMI restructuring. In 1997, materials and production costs increased 27%. Adjusting for the effects of the 1997 formation of the Merial joint venture and the divestiture of the crop protection business, materials and production costs increased 28%, compared to a 22% sales growth rate on the same basis. Adjusting for the aforementioned effects, and excluding exchange and inflation, these costs increased 21%, compared to a 19% unit sales volume gain in 1997.

      Marketing and administrative expenses increased 5% in 1998. Adjusting for the effects of the 1997 formation of the Merial joint venture and sale of the crop protection business, marketing and administrative expenses increased 9%. Adjusting for the aforementioned effects, and excluding exchange and inflation, these expenses also increased 9%. The increase in marketing and administrative expenses in 1998 primarily reflects the commitment of resources to support recent product launches, including five new products in 1998, expansion of sales forces in the United States and several key international markets, and investments in information technology initiatives by Merck-Medco, which are setting new standards for the management of major diseases. Marketing and administrative expenses increased 12% in 1997. Adjusting for the effects of the 1997 formation of the Merial joint venture and the divestiture of the crop protection business, marketing and administrative expenses increased 15%. Adjusting for the aforementioned effects, and excluding exchange and inflation, these expenses increased 16%, primarily due to the commitment of resources to support 1995 through 1997 product launches, pre-launch spending for new products launched in 1998, expansion of sales forces in the United States and Europe, and investments in health management programs and information technology initiatives by Merck-Medco. Marketing and administrative expenses as a percentage of sales were 17% in 1998, 18% in 1997 and 19% in 1996. The improvement in these ratios reflects the lower marketing and administrative costs relative to Merck-Medco sales, continuing cost controls and productivity improvements and the favorable effect of the AMI restructuring.

      Research and development expenses increased 8% in 1998. Adjusting for the effects of the 1997 formation of the Merial joint venture and sale of the crop protection business, these expenses increased 10%. Adjusting for the aforementioned effects, and excluding exchange and inflation, these expenses increased 8%. Research and development expenses increased 13% in 1997. Adjusting for the effects of the 1997 formation of the Merial joint venture and sale of the crop protection business, these expenses increased 15%. Adjusting for the aforementioned effects, and excluding the effects of exchange and inflation, these expenses increased 13%.

      Research and development in the pharmaceutical industry is inherently a long-term process. The following data show an unbroken trend of year-to-year increases in research and development spending. For the period 1989 to 1998, the compounded annual growth rate in research and development was 11%. Research and development expenses for 1999 are estimated to approximate $2.1 billion.

                                R&D EXPENDITURES
                                 ($ in millions)

                                   [GRAPHIC]

                       Year             Total R&D Expenditures
                       ----             ----------------------

                       1989                    $  751
                       1990                       854
                       1991                       988
                       1992                     1,112
                       1993                     1,173
                       1994                     1,231
                       1995                     1,331
                       1996                     1,487
                       1997                     1,684
                       1998                     1,821

      In 1998, in connection with the restructuring of AMI, the Company recorded a $1.04 billion charge for acquired research associated with 10 product candidates in Phase II or later stages of development and U.S. rights to future Astra products which have not yet entered Phase II, for which, at the acquisition date, commercial viability had not been established. (See Note 4 to the consolidated financial statements for further information.)

      Equity income from affiliates reflects the favorable performance of our joint ventures, and in the second half of 1998, partnership returns from APLP, which are recorded on a pretax basis, and the absence of equity income from DMPC following the Company's sale of its one-half interest.

      In the third quarter of 1998, the Company recorded a pretax gain of $2.15 billion ($1.25 billion after tax) on the sale of its one-half interest in DMPC. (See Note 3 to the consolidated financial statements for further information.) This gain was substantially offset on an after-tax basis by a $1.04 billion pretax and after-tax charge for acquired research in connection with the restructuring of AMI and $338.6 million of pretax other non recurring charges ($193.1 million after tax). These other charges, which are included in Other (income) expense, net, were primarily for environmental remediation costs and asset write-offs, principally deferred start-up costs which were expensed in accordance with the Company's third quarter adoption of Statement of Position No. 98-5, "Reporting on the Costs of Start-up Activities."

      In 1997, the Company recorded a pretax gain of $213.4 million on the sale of its crop protection business. (See Note 3 to the consolidated financial statements for further information.) This gain was substantially offset by $207.3 million of pretax nonrecurring charges included in Other (income) expense, net, primarily for the loss on sale of assets, endowment of The Merck Company Foundation and environmental remediation costs.


                     Merck & Co., Inc. 1998 Annual Report  Financial Section  35

      In 1998, other expense, net, increased primarily due to $338.6 million of nonrecurring charges, increased amortization of goodwill and other intangibles arising from the restructuring of AMI, increased minority interest expense reflecting dividends paid to Astra on preferred stock of a subsidiary and higher interest expense. This increase was partially offset by higher interest income benefiting from the proceeds from the sale of the Company's one-half interest in DMPC and $207.3 million of non-recurring charges recorded in 1997, which substantially offset the gain on the sale of the crop protection business. In 1997, other expense, net, increased primarily due to the aforementioned $207.3 million of nonrecurring charges and lower exchange gains resulting from translation of the Company's balance sheet. This increase was partially offset by realized gains on security sales, higher interest income, lower interest expense and lower income allocable to minority interests. (See Note 14 to the consolidated financial statements for further information.)

Earnings
--------------------------------------------------------------------------------
($ in millions except
per share amounts)         1998   Change           1997    Change          1996
--------------------------------------------------------------------------------
Net income ............$5,248.2     +14%       $4,614.1      +19%      $3,881.3
  As a % of sales .....    19.5%                   19.5%                   19.6%
  As a % of average
   total assets .......    18.2%                   18.5%                   16.1%
Earnings per common
  share assuming
  dilution ............   $2.15     +15%          $1.87      +20%         $1.56
================================================================================

      Net income was up 14% in 1998 and 19% in 1997. Net income as a percentage of sales was 19.5% in 1998 and 1997, compared to 19.6% in 1996. The decline in the ratio from 1996 is principally due to a higher growth rate in Medco's historically lower-margin business and the commitment of resources to support recent product launches, offset, in part, by the growth in Merck's human health business, and manufacturing, marketing, and general and administrative productivity improvements. Foreign currency exchange had a four percentage point unfavorable effect as compared to a two percentage point unfavorable effect in 1997. The Company's effective income tax rate in 1998 was 35.5%, compared to 28.6% in 1997 and 30.0% in 1996. The higher effective rate in 1998 was primarily driven by the impact of nonrecurring items, principally the nondeductibility of the charge for acquired research in connection with the restructuring of AMI and the state tax impact of the gain on the sale of the Company's one-half interest in DMPC. The increased tax rate substantially offset the growth in pretax income from these items, resulting in no significant effect on net income growth. The lower effective tax rate in 1997 versus 1996 primarily relates to joint ventures, which also affected pretax income growth. Specifically, pretax income growth was reduced by the Company's share of the increase in taxes related to certain of the Company's joint ventures. The impact on pretax growth, however, was offset by a corresponding reduction in the Company's tax rate, resulting in no effect on net income growth. Net income as a percentage of average total assets was 18.2% in 1998, 18.5% in 1997 and 16.1% in 1996, with the improvement from 1996 attributable to the continued growth in operations and the Company's asset management efforts. Earnings per common share assuming dilution grew 15% in 1998, compared to 20% in 1997. In 1998 and 1997, earnings per common share assuming dilution increased at a faster rate than net income as a result of treasury stock purchases.

                  DISTRIBUTION OF 1998 SALES AND EQUITY INCOME
                         (excluding nonrecurring items)

                                    [GRAPHIC]

                                                          Splits
                                                          ------
               Raw Materials and Production Costs           50%
               Operating Expenses                           24%
               Taxes and Net Interest                        7%
               Dividends                                     9%
               Retained Earnings                            10%
                                                          ------
                    Total                                  100%
                                                          ======

Environmental and Other Matters

The Company believes that it is in compliance in all material respects with applicable environmental laws and regulations. In 1998, the Company incurred capital expenditures of approximately $56.5 million for environmental protection facilities. Capital expenditures for this purpose are forecasted to exceed $550.0 million for the years 1999 through 2003. In addition, the Company's operating and maintenance expenditures for pollution control were approximately $83.4 million in 1998. Expenditures for this purpose for the years 1999 through 2003 are forecasted to exceed $484.0 million.

      The Company is a party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, as well as under other federal and state statutes. While it is not feasible to predict or determine the outcome of these proceedings, management does not believe that they should result in a materially adverse effect on the Company's financial position, results of operations, liquidity or capital resources. The Company is also remediating environmental contamination resulting from past industrial activity at certain of its sites. The Company has taken an active role in identifying and providing for these costs; and, therefore, management does not believe that these expenditures should result in a materially adverse effect on the Company's financial position, results of operations, liquidity or capital resources. Expenditures for remediation and environmental liabilities were $16.7 million in 1998, and are estimated at $220.0 million for the years 1999 through 2003. These amounts do not consider potential recoveries from insurers or other parties.

      In 1994, the Company, along with other pharmaceutical manufacturers and pharmaceutical benefits managers (PBMs), received a notice from the Federal Trade Commission (FTC) that it intended to investigate agreements, alliances, activities and acquisitions involving pharmaceutical manufacturers and PBMs. In August 1998, the Company and Merck-Medco reached an agreement with the FTC which, subject to final approval, resolves their portion of the investigation. The agreement formalizes the policies and practices the Company and Merck-Medco voluntarily adopted over four years ago governing the operation of their businesses. The agreement will not affect how the Company and Merck-Medco currently compete in the marketplace, serve their customers or conduct business with third parties. Accordingly, the Company does not believe that the agreement will have a materially adverse effect on the Company's financial position, liquidity or results of operations.


36  Merck & Co., Inc. 1998 Annual Report  Financial Section

      In 1996, the Company, along with other pharmaceutical manufacturers, received a notice from the FTC that it was conducting an investigation into pricing practices. The Company has cooperated fully with the FTC in this investigation, and believes that it is currently operating in all material respects in accordance with applicable standards. While it is not feasible to predict or determine the outcome of this investigation, management does not believe that it should result in a materially adverse effect on the Company's financial position, results of operations or liquidity.

      The continued efficient operation of the Company's business will be dependent upon the ability of its systems to process date sensitive information in the Year 2000. As a result, the Company initiated a program in 1996 to inventory all critical systems, assess the impact of Year 2000 noncompliance, develop plans to remediate or replace noncompliant systems and assess the readiness of key third parties. The inventory and assessment phases are complete for internal information technology (IT) systems and the Company is approximately 75% complete with the remediation phase as of December 31, 1998. The evaluation and remediation phases for non-IT systems (e.g. building, process and factory control systems) are currently underway. Although the Company has designed these programs to properly prepare its systems for the Year 2000, there can be no assurance that the Company will not experience business disruptions or incur material costs caused by the failure to detect and remediate all instances of Year 2000 noncompliance in its systems. Failure to complete these programs as planned could result in the corruption of data, hardware or equipment failures or the inability to manufacture products or conduct other business activities, all of which could have a material impact on the Company's business, results of operations or financial position. Contingency plans (including the substitution of systems, use of manual methods and other means to prevent the failure of critical systems from having a material effect on the Company) are under development, particularly for high risk areas such as those involving supplier and product management.

      In addition to risks associated with internal systems, the Company has relationships with, and is to varying degrees dependent upon, third parties that provide the Company with information, goods and services. These include financial institutions, suppliers, vendors, utilities, research partners and governmental entities, as well as customers and distributors. If a significant number of these third parties experience failures in their systems due to Year 2000 noncompliance, it could affect the Company's ability to process transactions, manufacture products, or engage in other business activities. While some of these risks are outside of the Company's control, the Company has instituted programs, including internal records review and external questionnaires and supplier audits, to identify key third parties, assess their level of Year 2000 compliance, update contracts, develop supplier-based contingency plans and address any noncompliance issues.

      All critical aspects of the Company's Year 2000 compliance program are expected to be completed by the end of the third quarter 1999. Total costs to resolve the Year 2000 issue are not expected to be material to the Company's financial position, results of operations or cash flows.

Capital Expenditures

Capital expenditures were $2.0 billion in 1998 and $1.4 billion in 1997. Expenditures in the United States were $1.4 billion in 1998 and $1.1 billion in 1997. Expenditures during 1998 included $851.5 million for production facilities, $505.0 million for research and development facilities, $56.5 million for environmental projects, and $560.4 million for administrative, safety and general site projects. Capital expenditures approved but not yet spent at December 31, 1998 were $2.1 billion. Capital expenditures for 1999 are estimated to be $2.3 billion.

      Depreciation was $700.0 million in 1998 and $602.4 million in 1997, of which $512.3 million and $437.3 million, respectively, applied to locations in the United States.

                              CAPITAL EXPENDITURES
                                  ($ in millions)

                                    [GRAPHIC]

                      YEAR          TOTAL CAPITAL EXPENDITURES
                      ----          --------------------------

                      1989                    $  433
                      1990                       671
                      1991                     1,042
                      1992                     1,067
                      1993                     1,013
                      1994                     1,009
                      1995                     1,005
                      1996                     1,197
                      1997                     1,449
                      1998                     1,973

Analysis of Liquidity and Capital Resources

Cash provided by operations continues to be the Company's primary source of funds to finance operating needs and capital expenditures. In 1998, pretax cash flows from operations were $7.5 billion, reflecting the continued growth of the Company's earnings. This cash was used to fund capital expenditures of $2.0 billion, to pay Company dividends of $2.3 billion and to partially fund the purchase of treasury shares. At December 31, 1998, the total of worldwide cash and investments was $7.0 billion, including $3.4 billion in cash, cash equivalents and short-term investments, and $3.6 billion of long-term investments. The above totals include $1.1 billion in cash and investments held by Banyu Pharmaceutical Co., Ltd., in which the Company has a 50.87% ownership interest.

Selected Data

--------------------------------------------------------------------------------
($ in millions)                            1998            1997            1996
--------------------------------------------------------------------------------
Working capital ...................... $4,159.7        $2,644.4        $2,897.4
Total debt to total liabilities
  and equity .........................     12.1%            8.7%            7.3%
Cash provided by operations
  to total debt ......................    1.4:1           2.8:1           3.1:1
================================================================================

      Working capital levels are more than adequate to meet the operating requirements of the Company. Working capital in 1998 reflects proceeds of $2.6 billion from the sale of the Company's one-half interest in DMPC and proceeds from the issuance of a $1.38 billion 40-year note to Astra. These proceeds were used to fund a portion of the Company's stock repurchase program and for other general corporate purposes.

      In 1998, debt levels were affected by the issuances of the $1.38 billion note to Astra and two $500.0 million debentures, increasing the ratio of total debt to total liabilities and equity.


                     Merck & Co., Inc. 1998 Annual Report  Financial Section  37

The favorable ratio of cash provided by operations to total debt, although impacted by these debt issuances, still reflects the ability of the Company to cover its debt obligations.

      In July 1998, the Board of Directors approved purchases of up to $5.0 billion of Merck shares. From 1996 to 1998, the Company purchased $8.4 billion of treasury shares under previously authorized completed programs, and $.3 billion under the 1998 program. Total treasury stock purchased in 1998 was $3.6 billion. For the period 1989 to 1998, the Company has purchased 436.8 million shares at a total cost of $13.3 billion.

      In 1997, Merck filed a $1.5 billion shelf registration with the Securities and Exchange Commission for the issuance of debt securities, increasing available capacity under such filings to $1.7 billion. In both February and November 1998, the Company issued $500.0 million of 30-year debentures under the shelf, bearing coupons of 6.4% and 6.0%, respectively, payable semiannually. The remaining capacity under the shelf is $.7 billion at December 31, 1998. Also in 1997, the Company established a $1.5 billion Euro Medium Term Note program, under which no securities have been issued. Proceeds from the sale of these securities are to be used for general corporate purposes.

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

      The objective of the balance sheet hedging program is to protect the U.S. dollar value of foreign currency denominated net monetary assets from the effects of volatility in foreign exchange that might occur prior to their conversion to U.S. dollars. To achieve this objective, the Company will hedge foreign currency risk on monetary assets and liabilities where hedging is cost beneficial. The Company seeks to fully hedge exposure denominated in developed country currencies, such as those of Japan, Germany, France and Canada, and will either partially hedge or not hedge at all exposure in other currencies, particularly exposure in hyperinflationary countries where hedging instruments may not be available at any cost. The Company will minimize the effect of exchange on unhedged exposure, principally by managing operating activities and net asset positions at the local level. The Company manages its net asset exposure principally with forward exchange contracts. These contracts enable the Company to buy and sell foreign currencies in the future at fixed exchange rates. For net monetary assets hedged, forward contracts offset the consequences of changes in foreign exchange on the amount of U.S. dollar cash flows derived from the net assets. Contracts used to hedge net monetary asset exposure have average maturities at inception of less than one year. A sensitivity analysis to changes in the value of the U.S. dollar on foreign currency denominated derivatives and monetary assets and liabilities indicated that if the U.S. dollar uniformly weakened by 10% against all currency exposures of the Company at December 31, 1998 and 1997, Income before taxes would have declined by $53.9 million and $10.9 million, respectively. The balance sheet hedging program has significantly reduced the volatility of U.S. dollar cash flows derived from foreign currency denominated net monetary assets. The cash flows from these contracts are reported as operating activities in the Consolidated Statement of Cash Flows.

      The objective of the revenue hedging program is to reduce the potential for longer-term unfavorable changes in foreign exchange to decrease the U.S. dollar value of future cash flows derived from foreign currency denominated sales. To achieve this objective, the Company will partially hedge forecasted sales that are expected to occur over its planning cycle, typically no more than three years into the future. The Company will layer in hedges over time, increasing the portion of sales hedged as it gets closer to the expected date of the transaction. The portion of sales hedged is based on assessments of cost-benefit profiles that consider natural offsetting exposures, revenue and exchange rate volatilities and correlations, and the cost of hedging instruments. The Company manages its forecasted transaction exposure principally with purchased local currency put options. On the forecasted transactions hedged, these option contracts effectively reduce the potential for a strengthening U.S. dollar to decrease the future U.S. dollar cash flows derived from foreign currency denominated sales. Purchased local currency put options provide the Company with a right, but not an obligation, to sell foreign currencies in the future at a predetermined price. If the value of the U.S. dollar weakens relative to other major currencies when the options mature, the options would expire unexercised, enabling the Company to benefit from favorable movements in exchange, except to the extent of premiums paid for the contracts. While a weaker U.S. dollar would result in a net benefit, the market value of the Company's hedges would have declined by $86.3 million and $67.0 million, respectively, from a uniform 10% weakening of the U.S. dollar at December 31, 1998 and 1997. Over the last three years, the program has reduced the volatility of cash flows and mitigated the loss in value of cash flows during periods of relative strength in the U.S. dollar for the portion of revenues hedged. The cash flows from these contracts are reported as operating activities in the Consolidated Statement of Cash Flows.

      In addition to the balance sheet and revenue hedging programs, the Company hedges interest rates on certain fixed and variable rate borrowing and investing transactions. Interest rates are hedged with swap contracts that exchange the cash flows from interest rates on the underlying financial instruments for those derived from interest rates inherent in the contracts. For foreign currency denominated borrowing and investing transactions, cross-currency interest rate swap contracts are used, which, in addition to exchanging cash flows derived from rates, exchange currencies at both inception and termination of the contracts. On investing transactions, swap contracts allow the Company to receive variable rate returns and limit foreign exchange risk, while on borrowing transactions, these contracts allow the Company to borrow at more favorable rates than otherwise attainable through direct issuance of variable rate U.S. dollar debt. The cash flows from these contracts are reported as operating activities in the Consolidated Statement of Cash Flows.


38  Merck & Co., Inc. 1998 Annual Report  Financial Section

      A sensitivity analysis to measure potential changes in the market value of the Company's investments, debt and related swaps from a change in interest rates indicated that a one percentage point increase in interest rates at December 31, 1998 and 1997 would have positively impacted the net aggregate market value of these instruments by $424.8 million and $60.0 million, respectively. A one percentage point decrease at December 31, 1998 and 1997 would have negatively impacted the net aggregate market value by $616.6 million and $71.0 million, respectively. The increased impact of a change in interest rates on the net aggregate market values at December 31, 1998 primarily results from increased levels of longer-term fixed rate debt.

Recently Issued Accounting Standards

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which requires adoption by fiscal 2000. The Statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at fair value and that changes in fair value be recognized currently in earnings, unless specific hedge accounting criteria are met. The timing of adoption of the Statement and effect on the Company's financial position or results of operations have not yet been determined.

Cautionary Factors That May Affect Future Results

This annual report and other written reports and oral statements made from time to time by the Company may contain so-called "forward-looking statements," all of which are subject to risks and uncertainties. One can identify these forward-looking statements by their use of words such as "expects," "plans," "will," "estimates," "forecasts," "projects" and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. These statements are likely to address the Company's growth strategy, financial results, product approvals and development programs. One must carefully consider any such statement and should understand that many factors could cause actual results to differ from the Company's forward-looking statements. These factors include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially.

      The Company does not assume the obligation to update any forward-looking statement. One should carefully evaluate such statements in light of factors described in the Company's filings with the Securities and Exchange Commission, especially on Forms 10-K, 10-Q and 8-K (if any). In Item 1 of the Company's annual report on Form 10-K for the year ended December 31, 1998, which will be filed in March 1999, the Company discusses in more detail various important factors that could cause actual results to differ from expected or historic results. The Company notes these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. Prior to the filing of the Form 10-K for the year ended December 31, 1998, reference should be made to Item 1 of the Company's annual report on Form 10-K for the year ended December 31, 1997. One should understand that it is not possible to predict or identify all such factors. Consequently, the reader should not consider any such list to be a complete statement of all potential risks or uncertainties.

Condensed Interim Financial Data
--------------------------------------------------------------------------------
($ in millions except
per share amounts)                    4th Q       3rd Q       2nd Q       1st Q
--------------------------------------------------------------------------------
1998
--------------------------------------------------------------------------------
Sales ..........................   $7,530.7    $6,838.3    $6,470.4    $6,058.8
Materials and production
  costs ........................    3,762.3     3,544.1     3,383.4     3,235.6
Marketing/administrative
  expenses .....................    1,370.2     1,087.2     1,058.8       995.1
Research/development
  expenses .....................      541.2       450.4       441.0       388.5
Acquired research ..............         --     1,039.5          --          --
Equity income from
  affiliates ...................     (176.6)     (210.5)     (271.1)     (226.1)
Gains on sales of
  businesses ...................         --    (2,147.7)         --          --
Other (income)
  expense, net .................       77.1       360.0        32.2        30.5
Income before taxes ............    1,956.5     2,715.3     1,826.1     1,635.2
Net income .....................    1,400.7     1,367.0     1,316.1     1,164.4
Basic earnings per
  common share .................       $.60        $.57        $.55        $.49
Earnings per common
  share assuming dilution ......       $.58        $.56        $.54        $.47
--------------------------------------------------------------------------------
1997
--------------------------------------------------------------------------------
Sales ..........................   $6,232.0    $5,927.7    $5,909.2    $5,567.9
Materials and production
  costs ........................    3,068.7     2,991.0     2,944.3     2,786.3
Marketing/administrative
  expenses .....................    1,146.0     1,048.4     1,044.2     1,060.6
Research/development
  expenses .....................      493.9       424.7       396.4       368.7
Equity income from
  affiliates ...................     (191.6)     (262.6)     (122.8)     (151.0)
Gains on sales of
  businesses ...................         --      (213.4)         --          --
Other (income)
  expense, net .................       43.2       244.7        14.8        39.9
Income before taxes ............    1,671.8     1,694.9     1,632.3     1,463.4
Net income .....................    1,242.3     1,197.2     1,154.4     1,020.3
Basic earnings per
  common share .................       $.52        $.50        $.48        $.42
Earnings per common
  share assuming dilution ......       $.51        $.48        $.47        $.41
================================================================================

      In the chart above, amounts for the third and fourth quarters of 1998 were affected by the restructuring of the ownership and operations of AMI and the sale of the Company's one-half interest in DMPC. Amounts for the third and fourth quarters of 1997 were affected by the formation of the animal health joint venture and the sale of the crop protection business.

Dividends Paid per Common Share
--------------------------------------------------------------------------------
                         Year     4th Q     3rd Q      2nd Q      1st Q
--------------------------------------------------------------------------------
1998..............    $.94 1/2   $.27      $.22 1/2   $.22 1/2   $.22 1/2
1997..............     .84 1/2    .22 1/2   .21        .21        .20
================================================================================

Common Stock Market Prices
--------------------------------------------------------------------------------
1998                           4th Q        3rd Q      2nd Q       1st Q
--------------------------------------------------------------------------------
High.......................   $80 7/8     $69 9/16    $67 1/8    $66 13/32
Low........................    60 13/16    57 1/2      55 3/4     50 11/16
--------------------------------------------------------------------------------
1997
--------------------------------------------------------------------------------
High.......................   $53 15/16   $54 3/32    $52 13/32  $49 15/16
Low........................    42 1/2      45 3/8      40 3/16    39
================================================================================

      The principal market for trading of the common stock is the New York Stock Exchange under the symbol MRK.


                     Merck & Co., Inc. 1998 Annual Report  Financial Section  39

--------------------------------------------------------------------------------
Consolidated Statement of Income
--------------------------------------------------------------------------------
Merck & Co., Inc. and Subsidiaries

Years Ended December 31
($ in millions except per share amounts)                      1998         1997         1996
--------------------------------------------------------------------------------------------
Sales ................................................  $ 26,898.2   $ 23,636.9   $ 19,828.7
--------------------------------------------------------------------------------------------
Costs, Expenses and Other
Materials and production .............................    13,925.4     11,790.3      9,319.2
Marketing and administrative .........................     4,511.4      4,299.2      3,841.3
Research and development .............................     1,821.1      1,683.7      1,487.3
Acquired research ....................................     1,039.5           --           --
Equity income from affiliates ........................      (884.3)      (727.9)      (600.7)
Gains on sales of businesses .........................    (2,147.7)      (213.4)          --
Other (income) expense, net ..........................       499.7        342.7        240.8
--------------------------------------------------------------------------------------------
                                                          18,765.1     17,174.6     14,287.9
--------------------------------------------------------------------------------------------
Income Before Taxes ..................................     8,133.1      6,462.3      5,540.8
Taxes on Income ......................................     2,884.9      1,848.2      1,659.5
--------------------------------------------------------------------------------------------
Net Income ...........................................  $  5,248.2   $  4,614.1   $  3,881.3
============================================================================================
Basic Earnings per Common Share ......................       $2.21        $1.92        $1.60
============================================================================================
Earnings per Common Share Assuming Dilution ..........       $2.15        $1.87        $1.56
============================================================================================

--------------------------------------------------------------------------------
Consolidated Statement of Retained Earnings
--------------------------------------------------------------------------------
Merck & Co., Inc. and Subsidiaries

Years Ended December 31
($ in millions)                                               1998         1997         1996
--------------------------------------------------------------------------------------------
Balance, January 1 ...................................  $ 17,291.5   $ 14,772.2   $ 12,684.3
--------------------------------------------------------------------------------------------
Net Income ...........................................     5,248.2      4,614.1      3,881.3
Common Stock Dividends Declared ......................    (2,353.0)    (2,094.8)    (1,793.4)
--------------------------------------------------------------------------------------------
Balance, December 31 .................................  $ 20,186.7   $ 17,291.5   $ 14,772.2
============================================================================================

--------------------------------------------------------------------------------
Consolidated Statement of Comprehensive Income
--------------------------------------------------------------------------------
Merck & Co., Inc. and Subsidiaries

Years Ended December 31
($ in millions)                                               1998         1997         1996
--------------------------------------------------------------------------------------------
Net Income ...........................................  $  5,248.2   $  4,614.1   $  3,881.3
--------------------------------------------------------------------------------------------
Other Comprehensive Loss
Net unrealized loss on investments,
   net of tax and net income realization .............        (5.6)       (17.6)       (10.8)
Minimum pension liability, net of tax ................       (24.7)       (12.4)        (6.5)
--------------------------------------------------------------------------------------------
                                                             (30.3)       (30.0)       (17.3)
--------------------------------------------------------------------------------------------
Comprehensive Income .................................  $  5,217.9   $  4,584.1   $  3,864.0
============================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


40  Merck & Co., Inc. 1998 Annual Report Financial Section

--------------------------------------------------------------------------------
Consolidated Balance Sheet
--------------------------------------------------------------------------------
Merck & Co., Inc. and Subsidiaries

December 31
($ in millions)                                                       1998        1997
--------------------------------------------------------------------------------------
Assets
--------------------------------------------------------------------------------------
Current Assets
Cash and cash equivalents .....................................  $ 2,606.2   $ 1,125.1
Short-term investments ........................................      749.5     1,184.2
Accounts receivable ...........................................    3,374.1     2,876.7
Inventories ...................................................    2,623.9     2,145.1
Prepaid expenses and taxes ....................................      874.8       881.9
--------------------------------------------------------------------------------------
Total current assets ..........................................   10,228.5     8,213.0
--------------------------------------------------------------------------------------
Investments ...................................................    3,607.7     2,533.4
--------------------------------------------------------------------------------------
Property, Plant and Equipment (at cost)
Land ..........................................................      228.8       216.4
Buildings .....................................................    3,664.0     3,257.8
Machinery, equipment and office furnishings ...................    6,211.7     5,388.6
Construction in progress ......................................    1,782.1     1,169.8
--------------------------------------------------------------------------------------
                                                                  11,886.6    10,032.6
Less allowance for depreciation ...............................    4,042.8     3,423.2
--------------------------------------------------------------------------------------
                                                                   7,843.8     6,609.4
--------------------------------------------------------------------------------------
Goodwill and Other Intangibles (net of accumulated amortization
  of $1,123.9 million in 1998 and $815.8 million in 1997) .....    8,287.2     6,780.5
--------------------------------------------------------------------------------------
Other Assets ..................................................    1,886.2     1,599.6
--------------------------------------------------------------------------------------
                                                                 $31,853.4   $25,735.9
======================================================================================
Liabilities and Stockholders' Equity
--------------------------------------------------------------------------------------
Current Liabilities
Accounts payable and accrued liabilities ......................  $ 3,682.1   $ 3,268.9
Loans payable and current portion of long-term debt ...........      624.2       902.5
Income taxes payable ..........................................    1,125.1       859.6
Dividends payable .............................................      637.4       537.6
--------------------------------------------------------------------------------------
Total current liabilities .....................................    6,068.8     5,568.6
--------------------------------------------------------------------------------------
Long-Term Debt ................................................    3,220.8     1,346.5
--------------------------------------------------------------------------------------
Deferred Income Taxes and Noncurrent Liabilities ..............    6,057.0     5,060.1
--------------------------------------------------------------------------------------
Minority Interests ............................................    3,705.0     1,166.1
--------------------------------------------------------------------------------------
Stockholders' Equity
Common stock, one cent par value
  Authorized - 5,400,000,000 shares
  Issued - 2,967,851,980 shares ...............................       29.7        29.7
Other paid-in capital .........................................    5,614.5     5,224.3
Retained earnings .............................................   20,186.7    17,291.5
Accumulated other comprehensive (loss) income .................      (21.3)        9.0
--------------------------------------------------------------------------------------
                                                                  25,809.6    22,554.5
Less treasury stock, at cost
  607,399,428 shares - 1998
  580,555,052 shares - 1997 ...................................   13,007.8     9,959.9
--------------------------------------------------------------------------------------
Total stockholders' equity ....................................   12,801.8    12,594.6
--------------------------------------------------------------------------------------
                                                                 $31,853.4   $25,735.9
======================================================================================

The accompanying notes are an integral part of this consolidated financial statement.


                     Merck & Co., Inc. 1998 Annual Report  Financial Section  41

--------------------------------------------------------------------------------
Consolidated Statement of Cash Flows
--------------------------------------------------------------------------------
Merck & Co., Inc. and Subsidiaries

Years Ended December 31
($ in millions)                                                            1998        1997        1996
-------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Income before taxes ................................................  $ 8,133.1   $ 6,462.3   $ 5,540.8
Adjustments to reconcile income before taxes to cash
  provided from operations before taxes:
   Acquired research ...............................................    1,039.5          --          --
   Gains on sales of businesses ....................................   (2,147.7)     (213.4)         --
   Depreciation and amortization ...................................    1,015.1       837.1       730.9
   Other ...........................................................      156.6       528.4       175.1
   Net changes in assets and liabilities:
     Accounts receivable ...........................................     (579.1)     (271.7)     (224.7)
     Inventories ...................................................     (409.5)      (53.5)     (267.6)
     Accounts payable and accrued liabilities ......................      250.1       321.8       414.2
     Noncurrent liabilities ........................................      (13.0)      (29.4)      116.8
     Other .........................................................        9.8        29.9        36.6
-------------------------------------------------------------------------------------------------------
Cash Provided by Operating Activities Before Taxes .................    7,454.9     7,611.5     6,522.1
Income Taxes Paid ..................................................   (2,126.6)   (1,294.9)   (1,094.4)
-------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities ..........................    5,328.3     6,316.6     5,427.7
-------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities
Capital expenditures ...............................................   (1,973.4)   (1,448.8)   (1,196.7)
Purchase of securities, subsidiaries and other investments .........  (29,675.4)  (22,986.7)  (15,719.1)
Proceeds from sale of securities, subsidiaries and other
  investments ......................................................   28,618.9    22,075.4    15,079.2
Proceeds from sales of businesses ..................................    2,586.2       910.0          --
Other ..............................................................      432.3      (152.6)     (142.7)
-------------------------------------------------------------------------------------------------------
Net Cash Used by Investing Activities ..............................      (11.4)   (1,602.7)   (1,979.3)
-------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
Net change in short-term borrowings ................................     (457.2)      431.3        (7.1)
Proceeds from issuance of debt .....................................    2,379.5       653.1       327.5
Payments on debt ...................................................     (340.6)     (590.0)     (341.7)
Redemption of preferred stock of subsidiary ........................         --    (1,000.0)         --
Purchase of treasury stock .........................................   (3,625.5)   (2,572.8)   (2,493.3)
Dividends paid to stockholders .....................................   (2,253.1)   (2,039.9)   (1,728.9)
Proceeds from exercise of stock options ............................      490.1       413.3       442.2
Other ..............................................................     (114.1)     (153.9)      (36.0)
-------------------------------------------------------------------------------------------------------
Net Cash Used by Financing Activities ..............................   (3,920.9)   (4,858.9)   (3,837.3)
-------------------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash and Cash Equivalents .......       85.1       (82.3)     (106.1)
-------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents ...............    1,481.1      (227.3)     (495.0)
Cash and Cash Equivalents at Beginning of Year .....................    1,125.1     1,352.4     1,847.4
-------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year ...........................  $ 2,606.2   $ 1,125.1   $ 1,352.4
=======================================================================================================

The accompanying notes are an integral part of this consolidated financial statement.


42  Merck & Co., Inc. 1998 Annual Report Financial Section

Notes to Consolidated
Financial Statements
--------------------------------------------------------------------------------
Merck & Co., Inc. and Subsidiaries
($ in millions except per share amounts)

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

2. Summary of Accounting Policies

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. For those consolidated subsidiaries where Company ownership is less than 100%, the outside stockholders' interests are shown as Minority interests. Investments in affiliates over which the Company has significant influence but not a controlling interest are carried on the equity basis.

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

Goodwill and Other Intangibles - Goodwill of $4.3 billion in 1998 and $3.6 billion in 1997 (net of accumulated amortization) represents the excess of acquisition costs over the fair value of net assets of businesses purchased and is amortized on a straight-line basis over periods up to 40 years. Other acquired intangibles principally include customer relationships of $2.7 billion in 1998 and $2.8 billion in 1997 (net of accumulated amortization) that arose in connection with the acquisition of Medco Containment Services, Inc. (renamed Merck-Medco Managed Care) and patent rights approximating $.9 billion in 1998 (net of accumulated amortization) acquired as part of the restructuring of Astra Merck Inc. (AMI). (See Note 4.) These acquired intangibles are recorded at cost and are amortized on a straight-line basis over their estimated useful lives of up to 40 years. The Company reviews goodwill and other intangibles to assess recoverability from future operations using undiscounted cash flows. Impairments are recognized in operating results to the extent that carrying value exceeds fair value.

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

3. Divestitures

On July 1, 1998, the Company sold its one-half interest in The DuPont Merck Pharmaceutical Company (DMPC), its joint venture with E.I. du Pont de Nemours and Company (DuPont), to DuPont for $2.6 billion in cash, resulting in a pretax gain of $2.15 billion ($1.25 billion after tax). The joint venture was not significant to the Company's financial position or results of operations. This gain was substantially offset on an after-tax basis by a $1.04 billion pretax and after-tax charge for acquired research (see Note 4) and $338.6 million of pretax other non recurring charges ($193.1 million after tax) included in Other (income) expense, net. (See Note 14.)

      In July 1997, the Company sold its crop protection business for $910.0 million to Novartis, resulting in a pretax gain of $213.4 million, after taking into account deferred income related to long-term contractual commitments entered into in connection with the sale of the business. This business was not significant to the Company's financial position or results of operations. This gain was substantially offset by $207.3 million of pretax nonrecurring charges included in Other (income) expense, net. (See Note 14.)

4. Joint Ventures

In 1982, Merck entered into an agreement with Astra AB (Astra) to develop and market Astra's products under a royalty-bearing license. In 1993, the Company's total sales of Astra products reached a level that triggered the first step in the establishment of a joint venture business carried on by AMI, in which Merck and Astra each owned a 50% share. This joint venture, formed in 1994, developed and marketed most of Astra's new prescription medicines in the United States. Joint venture sales were $1.7 billion for the first six months of 1998, $2.3 billion for 1997, and $1.8 billion for 1996, consisting primarily of Prilosec, the first of a class of medications known as proton pump inhibitors, which slows the production of acid from the cells of the stomach lining.


                     Merck & Co., Inc. 1998 Annual Report  Financial Section  43

      On July 1, 1998, the Company and Astra completed the restructuring of the ownership and operations of the joint venture whereby the Company acquired Astra's interest in AMI, renamed KBI Inc. (KBI), for consideration totaling $3.1 billion, including approximately $700.0 million in cash and assumption of a $2.4 billion preferred stock obligation to Astra, which is included in Minority interests in the consolidated financial statements. KBI's net operating assets, excluding certain product rights, were then combined with the net assets of Astra's wholly owned subsidiary, Astra USA, Inc., to form a new U.S. limited partnership named Astra Pharmaceuticals, L.P. (APLP), in which Merck maintains a limited partner interest. For a franchise fee payment of $230.0 million, which is being amortized into income over 10 years on a straight-line basis, APLP became the exclusive distributor of the products for which KBI retained rights. Merck earns certain partnership returns as well as ongoing revenue based on sales of current and future KBI products. The partnership returns include a priority return, a fixed return and certain variable returns which are based, in part, upon sales of certain former Astra USA, Inc. products. The fixed return represents accretion of the carrying value of Merck's limited partnership interest from its initial carrying value up to its liquidating net worth, which is being recognized into income over 10 years on a straight-line basis. For a payment of $443.0 million, which has been deferred, Astra purchased an option to buy Merck's interest in the KBI products in 2008, 2012 or 2016, excluding Merck's interest in the gastrointestinal medicines Prilosec and perprazole.

      In December 1998, Astra announced plans to merge with Zeneca Group Plc. If this proposed merger is completed, Astra will be required to make one-time payments to Merck totaling approximately $1.8 billion for the relinquishment of certain rights, including option rights to future Astra products with no existing or pending U.S. patents at the time of the merger. This merger would also trigger a partial redemption of Merck's limited partnership interest in 2008. Furthermore, upon completion of the merger, Astra's option to buy Merck's interest in the KBI products would only be exercisable in 2010 and Merck would obtain the right to require Astra to purchase such interest in 2008.

      The Company's acquisition of Astra's interest in AMI for $3.1 billion was accounted for under the purchase method and, accordingly, 100% of KBI's results of operations have been included with the Company's since July 1, 1998. Pro forma information is not provided as the impact of the transaction does not have a material effect on the Company's results of operations for 1998 and 1997. The purchase price was allocated based upon the fair values of the portion of assets and liabilities acquired as determined by an independent appraisal. Purchase price allocations resulted in the recognition of goodwill and other intangibles, principally U.S. patent rights on in-line products, totaling $1.8 billion, to be amortized on a straight-line basis over periods up to 20 years. The Company also recorded a $1.04 billion charge for acquired research associated with 10 product candidates in Phase II or later stages of development and U.S. rights to future Astra products which have not yet entered Phase II, for which, at the acquisition date, commercial viability had not been established. The product candidates are in various therapeutic categories, principally gastrointestinal, respiratory and neurological, with projected FDA approval dates in the years 1999 through 2005. None of these future products is individually material to the Company. The fair value of the acquired research was determined based upon the present value of each product's projected future cash flows utilizing an income approach. The implied risk adjusted discount rate utilized averaged 26%, with a range of 12% to 37%, depending on the applicable product's stage of completion, as well as its probability of technical and marketing success. A cost approach was also utilized to corroborate the values determined under the income approach. In applying the cost approach, consideration was given to the level of research and development expenditures within Astra, the appropriate required rates of return within the market place and the cost of reproduction for the acquired assets. Both of these approaches are appropriate under generally accepted valuation methods and yielded similar results. The future products considered in the valuation are all subject to the normal risks and uncertainties associated with demonstrating the safety and efficacy required to obtain timely FDA approval. Pursuant to agreements with Astra, the Company anticipates that APLP and Astra will bear all costs to complete the development of these products.

      In 1989, Merck formed a joint venture with Johnson & Johnson to develop and market a broad range of nonprescription medicines for U.S. consumers. This 50% owned venture was expanded into Europe in 1993, and into Canada in 1996. Sales of product marketed by the joint venture were $514.2 million for 1998, $483.7 million for 1997 and $530.2 million for 1996.

      In 1991, Merck and DuPont formed an independent, research-driven, worldwide pharmaceutical joint venture, equally owned by each party. DuPont contributed its entire pharmaceutical and radiopharmaceutical imaging agents businesses, and provided administrative services. Merck contributed cash and European marketing rights to several of its prescription medicines, and provided research and development and international industry expertise. Joint venture sales were $686.2 million for the first six months of 1998 and $1.3 billion for 1997 and 1996, consisting primarily of cardiovascular, radiopharmaceutical and central nervous system products. On July 1, 1998, the Company sold its one-half interest in the joint venture to DuPont for $2.6 billion in cash. (See Note 3.)

      In 1994, Merck and Pasteur Merieux Connaught established an equally owned joint venture to market vaccines and collaborate in the development of combination vaccines for distribution in Europe. Joint venture vaccine sales were $560.4 million for 1998, $581.3 million for 1997 and $663.0 million for 1996.

      In August 1997, Merck and Rhone-Poulenc combined their animal health and poultry genetics businesses to form Merial Limited (Merial), a fully integrated, stand-alone joint venture, equally owned by each party. Merial is the world's largest company dedicated to the discovery, manufacture and marketing of veterinary pharmaceuticals and vaccines. Merck contributed developmental research personnel, sales and marketing activities, and animal health products, as well as its poultry genetics business. Rhone-Poulenc contributed research and development, manufacturing, sales and marketing activities, and animal health products, as well as its poultry genetics business. The formation of Merial has not had a material impact on comparability of net income. Merial sales were $1.8 billion for 1998 and $746.3 million for 1997. Animal health sales reported in Merck's 1997 consolidated sales were $448.3 million prior to August 1.


44  Merck & Co., Inc. 1998 Annual Report  Financial Section

5. Affiliates Accounted for Using the Equity Method

Investments in affiliates accounted for using the equity method are included in Other assets and were $1.1 billion at December 31, 1998 and $693.7 million at December 31, 1997. This increase primarily reflects the restructuring of the Company's investment in AMI into APLP, partially offset by the sale of the Company's one-half interest in DMPC. (See Notes 3 and 4.) Dividends and distributions received from these affiliates were $919.3 million in 1998, $791.0 million in 1997 and $476.2 million in 1996. Summarized information for these affiliates is as follows:

Years Ended December 31                           1998         1997         1996
--------------------------------------------------------------------------------
Sales ...................................     $7,095.6     $5,655.8     $4,441.4
Materials and production costs ..........      2,191.1      1,349.3        959.4
Other expense, net ......................      2,757.8      1,852.9      1,725.2
Income before taxes .....................      2,146.7      2,453.6      1,756.8
================================================================================
December 31                                       1998         1997
-------------------------------------------------------------------
Current assets...........................     $2,693.0     $2,475.9
Noncurrent assets........................      2,036.6      2,824.0
Current liabilities......................      2,280.2      1,920.1
Noncurrent liabilities...................        281.4        699.8
===================================================================

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

      Deferred gains and losses on currency options used to hedge forecasted revenues amounted to $12.6 million and $45.3 million at December 31, 1998 and $95.4 million and $5.9 million at December 31, 1997, respectively.

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

      At December 31, 1998 and 1997, the Company had contracts to exchange foreign currencies, principally the Japanese yen, French franc and Deutschemark, for U.S. dollars in the following notional amounts:

                                                           1998             1997
--------------------------------------------------------------------------------
Purchased currency options ...................         $4,583.5         $1,462.7
Forward sale contracts .......................          1,972.3          1,500.9
Forward purchase contracts ...................            542.8            412.1
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

      In 1995, the Company entered into a five-year combined interest rate and currency swap contract with a notional amount of $231.3 million at December 31, 1998 and $313.6 million at December 31, 1997 and, in 1997, a seven-year interest rate and currency swap contract with a notional amount of $344.1 million at December 31, 1998 and $334.2 million at December 31, 1997. In 1998, a portion of the 1995 swap contract was terminated in conjunction with the sale of a portion of the related asset with an immaterial impact on net income. These swaps convert two different variable rate Dutch guilder investments to variable rate U.S. dollar investments. The market values


                      Merck & Co., Inc. 1998 Annual Report Financial Section 45 of these contracts are reported in Other assets or Deferred income taxes and noncurrent liabilities with unrealized gains and losses recorded, net of tax, in Accumulated other comprehensive income.

      At December 31, 1997, the Company had one variable maturity interest rate swap contract outstanding with a notional amount of $85.0 million to convert 7.25% U.S. dollar callable debt issued in 1997 to variable rate U.S. dollar debt. This swap contract was terminated in February 1998 in conjunction with the retirement of the callable debt.

Fair Value of Financial Instruments

Summarized below are the carrying values and fair values of the Company's financial instruments at December 31, 1998 and 1997. Fair values were estimated based on market prices, where available, or dealer quotes.

                                                 1998                1997
                                          ------------------  ------------------
                                          Carrying      Fair  Carrying      Fair
                                             Value     Value     Value     Value
--------------------------------------------------------------------------------
Assets
--------------------------------------------------------------------------------
Cash and cash equivalents ..............  $2,606.2  $2,606.2  $1,125.1  $1,125.1
Short-term investments .................     749.5     749.5   1,184.2   1,184.2
Long-term investments ..................   3,607.7   3,604.3   2,533.4   2,531.8
Purchased currency
  options ..............................     170.2     137.5      54.6     144.1
Forward exchange contracts
  and currency swaps ...................      72.8      72.8     197.0     197.0
Interest rate swaps ....................        --        --        .1        .3
--------------------------------------------------------------------------------
Liabilities
--------------------------------------------------------------------------------
Loans payable and current portion of
  long-term debt .......................  $  624.2  $  654.7  $  902.5  $  900.5
Long-term debt .........................   3,220.8   3,336.5   1,346.5   1,387.0
Forward exchange contracts
  and currency swap ....................      86.1      86.1      22.0      22.0
================================================================================

      A summary of the carrying values and fair values of the Company's investments at December 31 is as follows:

                                                 1998                1997
                                          ------------------  ------------------
                                          Carrying      Fair  Carrying      Fair
                                             Value     Value     Value     Value
--------------------------------------------------------------------------------
Available-for-sale
  Debt securities ......................  $2,639.0  $2,639.0  $1,947.2  $1,947.2
  Equity securities ....................   1,000.6   1,000.6     887.6     887.6
Held-to-maturity securities ............     717.6     714.2     882.8     881.2
================================================================================

      A summary of gross unrealized gains and losses on the Company's investments at December 31 is as follows:

                                                 1998                    1997
                                          ------------------      ------------------
                                           Gross Unrealized        Gross Unrealized
                                          ------------------      ------------------
                                          Gains       Losses      Gains       Losses
------------------------------------------------------------------------------------
Available-for-sale
  Debt securities ..................     $ 22.1       $(12.5)    $ 11.1       $ (2.8)
  Equity securities ................      124.1        (64.2)     111.3        (91.9)
Held-to-maturity securities ........         .6         (4.0)       2.9         (4.5)
====================================================================================

      Gross unrealized gains and losses with respect to available-for-sale investments are recorded, net of tax and minority interests, in Accumulated other comprehensive (loss) income.

      Available-for-sale debt securities and held-to-maturity securities maturing within one year totaled $535.5 million and $214.0 million, respectively, at December 31, 1998. Of the remaining debt securities, $1.8 billion mature within six years.

      At December 31, 1998, $507.3 million of held-to-maturity securities maturing within five years set off $507.3 million of 5.0% nontransferable note obligations due by 2003 issued by the Company.

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

7. Inventories

Inventories at December 31 consisted of:

                                                            1998            1997
--------------------------------------------------------------------------------
Finished goods .................................        $1,701.2        $1,230.6
Raw materials and work in process ..............           851.6           849.7
Supplies .......................................            71.1            64.8
--------------------------------------------------------------------------------
Total (approximates current cost) ..............         2,623.9         2,145.1
Reduction to LIFO cost .........................              --              --
--------------------------------------------------------------------------------
                                                        $2,623.9        $2,145.1
================================================================================

      Inventories valued under the LIFO method comprised approximately 37% and 42% of inventories at December 31, 1998 and 1997, respectively.

8. Loans Payable and Long-Term Debt

Loans payable at December 31, 1998 consisted primarily of $500.0 million of 5.8% notes due 2037 that are subject to repayment at par at the option of the holders beginning May 1999. Loans payable at December 31, 1997 consisted primarily of commercial paper borrowings of $439.6 million and the current portion of long-term debt of $345.8 million. The remainder in both years was principally borrowings by foreign subsidiaries. The weighted average interest rate for these borrowings was 6.6% and 6.4% at December 31, 1998 and 1997, respectively.

      Long-term debt at December 31 consisted of:

                                                          1998              1997
--------------------------------------------------------------------------------
6.0% note due 2038 .........................          $1,380.0          $     --
6.8% euronotes due 2005 ....................             499.2             499.0
6.4% debentures due 2028 ...................             499.0                --
6.0% debentures due 2028 ...................             495.8                --
6.3% debentures due 2026 ...................             246.8             246.7
5.8% notes due 2037 ........................                --             500.0
Other ......................................             100.0             100.8
--------------------------------------------------------------------------------
                                                      $3,220.8          $1,346.5
================================================================================


46  Merck & Co., Inc. 1998 Annual Report Financial Section

      The note due 2038 issued to Astra is subject to repayment at par upon certain events in which Astra acquires product rights held by KBI. If the proposed merger between Astra and Zeneca Group Plc is completed (see Note 4 for further information), the note would become payable in 2008.

      Other consisted primarily of pollution control, industrial revenue financing and foreign borrowings at varying rates up to 8.6%.

      The aggregate maturities of long-term debt for each of the next five years are as follows: 1999, $7.9 million; 2000, $9.4 million; 2001, $9.5 million; 2002, $6.8 million; 2003, $8.6 million.

9. Contingent Liabilities

The Company is involved in various claims and legal proceedings of a nature considered normal to its business, principally product liability and intellectual property cases. Additionally, the Company, along with numerous other defendants, is a party in several antitrust actions brought by retail pharmacies and consumers, alleging conspiracies in restraint of trade and challenging pricing and/or purchasing practices, one of which has been certified as a federal class action and a number of which have been certified as state class actions. In 1996, the Company and several other defendants finalized an agreement to settle the federal class action alleging conspiracy, which represents the single largest group of retail pharmacy claims, pursuant to which the Company paid $51.8 million. Since that time, the Company has entered into other settlements on satisfactory terms. The Company has not engaged in any conspiracy, and no admission of wrongdoing was made nor was included in the final agreements. While it is not feasible to predict or determine the final outcome of these proceedings, management does not believe that they should result in a materially adverse effect on the Company's financial position, results of operations or liquidity.

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

10. Preferred Stock of Subsidiary Company

In connection with the restructuring of AMI (see Note 4), the Company assumed a $2.4 billion par value preferred stock obligation with a dividend rate of 5% per annum which is carried by KBI. The preferred stock is included in Minority interests in the consolidated financial statements at December 31, 1998.

      In December 1995, the Company's wholly owned subsidiary, Merck Sharp & Dohme Overseas Finance, S.A., issued $1.0 billion par value of variable rate nonconvertible Preferred Equity Certificates (PECs). The PECs were redeemed by the Company at par in September 1997.

11. Stockholders' Equity

On November 24, 1998, the Board of Directors approved an increase in authorized common shares from 2.7 billion with no par value to 5.4 billion with one cent par value, effective January 25, 1999. Amounts have been reclassified from Common stock to Other paid-in capital to reflect the change in par value. Additionally, the Board of Directors approved a two-for-one stock split of the Company's common stock, effective February 17, 1999. All share and per share amounts for current and prior periods presented in these financial statements reflect the stock split.

      In 1998, 1997 and 1996, Other paid-in capital increased by $390.1 million, $286.5 million and $225.0 million, respectively, principally as a result of issuances of treasury stock for exercises of stock options.

      A summary of treasury stock transactions (shares in millions) is as follows:

                            1998                   1997                    1996
                    ------------------      ------------------      ------------------
                    Shares        Cost      Shares        Cost      Shares        Cost
--------------------------------------------------------------------------------------
Balance, Jan. 1 ...  580.6   $ 9,959.9       554.0   $ 7,814.7       509.2   $ 5,747.4
Purchases .........   56.9     3,625.5        55.0     2,572.8        76.8     2,493.3
Issuances(1) ......  (30.1)     (577.6)      (28.4)     (427.6)      (32.0)     (426.0)
--------------------------------------------------------------------------------------
Balance,
  Dec. 31 .........  607.4   $13,007.8       580.6   $ 9,959.9       554.0   $ 7,814.7
======================================================================================

(1) Issued primarily under stock option plans.

      At December 31, 1998 and 1997, 10 million shares of preferred stock, without par value, were authorized; none were issued.

12. Stock Option Plans

The Company has stock option plans under which employees and non-employee directors may be granted options to purchase shares of Company common stock at the fair market value at the time of the grant. Options generally vest in 5 years and expire in 10 years from the date of grant. The Company's stock option plan for employees also provides for the granting of performance-based stock awards.

      Summarized information relative to the Company's stock option plans (shares in thousands) is as follows:

                                                     Number             Average
                                                    of Shares           Price(1)
--------------------------------------------------------------------------------
Outstanding at December 31, 1995 ..............     182,842.0            $ 16.33
Granted .......................................      26,037.2              32.64
Exercised .....................................     (31,671.3)             13.96
Forfeited .....................................      (4,989.9)             18.84
Equivalent Options Assumed ....................         200.6              51.63
--------------------------------------------------------------------------------
Outstanding at December 31, 1996 ..............     172,418.6              19.19
Granted .......................................      31,877.9              48.74
Exercised .....................................     (27,994.7)             14.77
Forfeited .....................................      (5,390.6)             24.30
--------------------------------------------------------------------------------
Outstanding at December 31, 1997 ..............     170,911.2              25.27
Granted .......................................      34,802.8              63.43
Exercised .....................................     (29,727.4)             16.49
Forfeited .....................................      (3,645.9)             39.06
--------------------------------------------------------------------------------
Outstanding at December 31, 1998 ..............     172,340.7            $ 34.20
================================================================================
(1) Weighted average exercise price.


                     Merck & Co., Inc. 1998 Annual Report  Financial Section  47

      The number of shares and average price of options exercisable at December 31, 1998, 1997 and 1996 were 45.3 million shares at $17.75, 47.3 million shares at $16.49 and 64.8 million shares at $15.50, respectively. At December 31, 1998 and 1997, 83.0 million shares and 114.4 million shares, respectively, were available for future grants under the terms of these plans.

      Effective January 1, 1996, the Company adopted the provisions of Statement No. 123, Accounting for Stock-Based Compensation. As permitted by the Statement, the Company has chosen to continue to account for stock-based compensation using the intrinsic value method. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for performance-based awards, which was not significant. Had the fair value method of accounting been applied to the Company's stock option plans, which requires recognition of compensation cost ratably over the vesting period of the underlying equity instruments, Net income would have been reduced by $192.4 million, or $.08 per share in 1998, $102.5 million, or $.04 per share in 1997 and $46.6 million, or $.02 per share in 1996. This pro forma impact only takes into account options granted since January 1, 1995 and is likely to increase in future years as additional options are granted and amortized ratably over the vesting period. The average fair value of options granted during 1998, 1997 and 1996 was $20.13, $15.82 and $9.56, respectively. This fair value was estimated using the Black-Scholes option-pricing model based on the weighted average market price at grant date of $63.43 in 1998, $48.74 in 1997 and $32.64 in 1996 and the following weighted average assumptions:

Years Ended December 31                        1998          1997          1996
--------------------------------------------------------------------------------
Dividend yield .......................          1.5%          1.7%          2.1%
Risk-free interest rate ..............          5.6%          6.4%          5.9%
Volatility ...........................           25%           24%           24%
Expected life (years) ................          6.5           6.6           6.7
================================================================================

      Summarized information about stock options outstanding and exercisable at December 31, 1998 (shares in thousands) is as follows:

                                   Outstanding                   Exercisable
 Exercise             ----------------------------------   ---------------------
    Price                 Number     Average     Average       Number    Average
    Range              of Shares     Life(1)    Price(2)    of Shares   Price(2)
--------------------------------------------------------------------------------
Under $15             15,156,960        6.75     $ 12.10   13,317,376    $ 11.72
$15 to 20             38,046,286        5.11       16.80   18,204,736      17.06
$20 to 25             28,737,046        5.10       21.40    9,857,762      21.64
$25 to 40             27,453,352        6.71       32.06    2,994,136      26.56
$40 to 50             26,752,622        8.17       48.46      554,248      45.85
$50 to 65             33,609,928        8.85       62.30      361,674      51.79
 Over $65              2,584,524        7.31       71.78        8,984      69.62
--------------------------------------------------------------------------------
                     172,340,718                           45,298,916
================================================================================
(1) Weighted average contractual life remaining in years.
(2) Weighted average exercise price.

13. Pension and Other Postretirement Benefit Plans

In 1998, the Company adopted Statement No. 132, Employers' Disclosures About Pensions and Other Postretirement Benefits (OPEB), which revises disclosures about pension and other postretirement benefit plans. The following information is provided in accordance with the requirements of this Statement.

      The net cost for the Company's pension plans consisted of the following components:

Years Ended December 31                          1998         1997         1996
--------------------------------------------------------------------------------
Service cost ............................     $ 134.8      $ 105.9      $ 104.1
Interest cost ...........................       158.7        149.4        144.2
Expected return on plan assets ..........      (199.2)      (175.5)      (155.4)
Net amortization ........................        15.0          4.7         13.7
--------------------------------------------------------------------------------
Net pension cost ........................     $ 109.3      $  84.5      $ 106.6
================================================================================

      The net pension cost attributable to international plans included in the above table was $58.8 million in 1998, $49.9 million in 1997 and $51.8 million in 1996.

      The net cost of postretirement benefits other than pensions consisted of the following components:

Years Ended December 31                          1998         1997         1996
--------------------------------------------------------------------------------
Service cost ............................     $  33.7      $  24.7      $  25.2
Interest cost ...........................        53.6         48.2         45.7
Expected return on plan assets ..........       (64.2)       (53.5)       (46.9)
Net amortization ........................       (20.0)       (18.0)       (14.6)
--------------------------------------------------------------------------------
Net postretirement benefit cost .........     $   3.1      $   1.4      $   9.4
================================================================================

      The cost of health care and life insurance benefits for active employees was $183.4 million in 1998, $163.8 million in 1997 and $148.9 million in 1996.

      Summarized information about the changes in plan assets and benefit obligation is as follows:

                                                                    Other
                                                                Postretirement
                                      Pension Benefits             Benefits
                                    --------------------    -------------------
                                        1998        1997        1998       1997
-------------------------------------------------------------------------------
Fair value of plan assets
  at January 1 ...................  $2,349.5    $2,053.6    $  647.4   $  541.6
Actual return on plan assets .....     334.5       249.0        93.3      104.3
Company contributions ............     198.7       181.5          .1        7.2
Benefits paid from
  plan assets ....................    (166.6)     (139.1)       (5.8)      (5.7)
Other ............................       4.8         4.5          --         --
-------------------------------------------------------------------------------
Fair value of plan assets
  at December 31 .................  $2,720.9    $2,349.5    $  735.0   $  647.4
===============================================================================
Benefit obligation
  at January 1 ...................  $2,388.7    $2,159.4    $  734.9   $  663.7
Service cost .....................     134.8       105.9        33.7       24.7
Interest cost ....................     158.7       149.4        53.6       48.2
Actuarial (gains) losses .........     258.0       125.8        98.3       44.8
Benefits paid ....................    (183.7)     (147.8)      (38.2)     (39.0)
Other ............................      29.4        (4.0)      (15.8)      (7.5)
-------------------------------------------------------------------------------
Benefit obligation
  at December 31 .................  $2,785.9    $2,388.7    $  866.5   $  734.9
===============================================================================

      The fair value of international pension plan assets included in the above table was $793.2 million in 1998 and $676.4 million in 1997. The pension benefit obligation of international plans included in this table was $998.2 million in 1998 and $827.1 million in 1997.


48  Merck & Co., Inc. 1998 Annual Report  Financial Section

      A reconciliation of the plans' funded status to the net asset (liability) recognized at December 31 is as follows:

                                                                    Other
                                                                Postretirement
                                           Pension Benefits        Benefits
                                          -----------------   ------------------
                                             1998      1997      1998      1997
--------------------------------------------------------------------------------
Funded status (benefit obligation
  in excess of plan assets) ............  $ (65.0)  $ (39.2)  $(131.5)  $ (87.5)
Unrecognized net loss (gain) ...........    380.6     269.1     (95.7)   (171.8)
Unrecognized plan changes ..............     78.8      60.9    (130.3)   (128.3)
Unrecognized transitional
  net asset ............................    (39.4)    (55.2)       --        --
--------------------------------------------------------------------------------
Net asset (liability) ..................  $ 355.0   $ 235.6   $(357.5)  $(387.6)
--------------------------------------------------------------------------------
Recognized as:
  Other assets .........................  $ 513.4   $ 387.8   $    --   $    --
  Accounts payable and
   accrued liabilities .................     (7.9)    (11.0)    (24.8)    (25.6)
  Deferred income taxes and
   noncurrent liabilities ..............   (284.3)   (217.2)   (332.7)   (362.0)
  Accumulated other compre-
   hensive loss ........................    133.8      76.0        --        --
================================================================================

      For pension plans with benefit obligations in excess of plan assets at December 31, 1998 and 1997, the fair value of plan assets was $402.6 million and $472.6 million, respectively, and the benefit obligation was $871.1 million and $836.4 million, respectively. For those plans with accumulated benefit obligations in excess of plan assets at December 31, 1998 and 1997, the fair value of plan assets was $332.2 million and $197.3 million, respectively, and the accumulated benefit obligation was $551.0 million and $360.8 million, respectively.

      Assumptions used in determining U.S. plan information are as follows:

                                                                  Other
                                                              Postretirement
                                 Pension Benefits                Benefits
                             -----------------------     -----------------------
December 31                  1998      1997     1996     1998      1997     1996
--------------------------------------------------------------------------------

Discount rate ..........     6.75%      7.0%     7.5%    6.75%      7.0%    7.5%
Expected rate of return
 on plan assets ........     10.0      10.0     10.0     10.0      10.0    10.0
Salary growth rate .....      4.5       4.5      4.5      4.5       4.5     4.5
================================================================================

      For the three years presented, international pension plan assumptions ranged from 4.0% to 8.0% for the discount rate, 5.5% to 10.0% for the expected rate of return on plan assets and 2.0% to 6.0% for the salary growth rate.

      The health care cost trend rate for other postretirement benefit plans was 7.5% at December 31, 1998. The rate will gradually decline to 5.0% over a 5-year period. A one percentage point change in the health care cost trend rate would have had the following effects:

                                                            One Percentage Point
                                                            --------------------
                                                             Increase   Decrease
--------------------------------------------------------------------------------
Effect on total service and interest cost
  components ..........................................      $ 16.7      $(13.9)
Effect on benefit obligation ..........................       138.3      (119.2)
================================================================================

14.  Other (Income) Expense, Net

Years Ended December 31                        1998          1997          1996
--------------------------------------------------------------------------------
Interest income ......................      $(307.7)      $(221.4)      $(205.4)
Interest expense .....................        205.6         129.5         138.6
Exchange gains .......................        (44.7)        (18.0)        (27.8)
Minority interests ...................        162.4         131.8         144.2
Amortization of goodwill
  and other intangibles ..............        264.3         197.2         196.2
Other, net ...........................        219.8         123.6          (5.0)
--------------------------------------------------------------------------------
                                            $ 499.7       $ 342.7       $ 240.8
================================================================================

      Minority interests include third parties' share of exchange gains and losses arising from translation of the financial statements into U.S. dollars. Minority interests reflect dividends paid to Astra on $2.4 billion par value preferred stock of a subsidiary beginning in July 1998 and, in 1997 and 1996, dividends on the PECs, which were issued in December 1995 and redeemed in September 1997. (See Note 10.)

      Increased amortization of goodwill and other intangibles in 1998 reflects amortization of goodwill and other intangibles associated with the restructuring of AMI in July 1998. (See Note 4.)

      In 1998, other, net, includes $338.6 million of nonrecurring charges, primarily for environmental remediation costs and asset write-offs, principally deferred start-up costs.

      In 1997, other, net, includes $207.3 million of nonrecurring charges primarily for the loss on sale of assets, endowment of The Merck Company Foundation and environmental remediation costs.

      Interest paid was $192.3 million in 1998, $130.5 million in 1997 and $117.4 million in 1996.

15. Taxes on Income

A reconciliation between the Company's effective tax rate and the U.S. statutory rate is as follows:

                                                              Tax Rate
                                            1998       -------------------------
                                          Amount       1998      1997      1996
--------------------------------------------------------------------------------
U.S. statutory rate applied
  to pretax income ..................   $2,846.6       35.0%     35.0%     35.0%
Differential arising from:
  Acquired research .................      363.8        4.5        --        --
  Foreign earnings ..................      141.4        1.7       (.3)     (1.4)
  State taxes .......................      129.4        1.6       1.0        .1
  Tax exemption for Puerto
   Rico operations ..................     (133.1)      (1.6)     (1.9)     (1.9)
  Equity income from affiliates .....     (135.6)      (1.7)     (2.4)     (1.9)
  Other .............................     (327.6)      (4.0)     (2.8)       .1
--------------------------------------------------------------------------------
                                        $2,884.9       35.5%     28.6%     30.0%
================================================================================

      The increase in the effective tax rate in 1998 primarily reflects the nondeductibility of the charge for acquired research in connection with the restructuring of AMI and the state tax impact of the gain on the sale of the Company's one-half interest in DMPC.

      The differential arising from equity income from affiliates represents the favorable impact of accounting for joint venture taxes as a reduction of equity income, offset in part by significantly higher effective tax rates within the joint ventures. The reduced benefit in 1998 reflects the impact of the AMI restructuring, resulting in pretax partnership returns recorded in equity income.


                     Merck & Co., Inc. 1998 Annual Report  Financial Section  49

      Domestic companies contributed approximately 74% in 1998, 71% in 1997 and 73% in 1996 to consolidated pretax income.

      Taxes on income consisted of:

Years Ended December 31                      1998           1997           1996
-------------------------------------------------------------------------------
Current provision
  Federal .........................      $1,750.5       $1,322.2       $1,106.2
  Foreign .........................         699.5          476.8          410.3
  State ...........................         264.7           90.5          (14.6)
--------------------------------------------------------------------------------
                                          2,714.7        1,889.5        1,501.9
--------------------------------------------------------------------------------
Deferred provision
  Federal .........................         226.2          (48.1)         136.9
  Foreign .........................         (21.0)          (6.4)         (15.4)
  State ...........................         (35.0)          13.2           36.1
--------------------------------------------------------------------------------
                                            170.2          (41.3)         157.6
--------------------------------------------------------------------------------
                                         $2,884.9       $1,848.2       $1,659.5
================================================================================

      Deferred income taxes at December 31 consisted of:

                                             1998                        1997
                                   ------------------------    ------------------------
                                     Assets     Liabilities      Assets     Liabilities
---------------------------------------------------------------------------------------
Other intangibles ..............   $     --        $1,434.6    $     --        $1,173.4
Accelerated depreciation .......         --           606.6          --           591.2
Inventory related ..............      546.6           210.5       629.0           235.4
Investment related .............         --           210.0          --              --
Environmental related ..........      131.0              --        87.0              --
Compensation related ...........      110.6              --        91.3              --
Restructuring charge ...........      107.9              --       123.1              --
Pensions and OPEB ..............      176.9           140.1       172.7           105.5
Equity investments .............       57.8            91.7          --           173.1
Other ..........................      836.8           477.1       899.0           498.3
---------------------------------------------------------------------------------------
Subtotal .......................    1,967.6         3,170.6     2,002.1         2,776.9
Valuation allowance ............       (9.1)             --        (4.4)             --
---------------------------------------------------------------------------------------
Total deferred taxes ...........   $1,958.5        $3,170.6    $1,997.7        $2,776.9
---------------------------------------------------------------------------------------
Net deferred tax
  liabilities ..................                   $1,212.1                    $  779.2
---------------------------------------------------------------------------------------
Recognized as:
  Prepaid expenses and
   taxes .......................                   $ (666.3)                   $ (704.4)
  Other assets .................                      (48.2)                     (111.3)
  Income taxes payable .........                      163.5                       164.8
  Deferred income taxes
   and noncurrent
   liabilities .................                    1,763.1                     1,430.1
=======================================================================================

      Income taxes paid in 1998, 1997 and 1996 were $2.1 billion, $1.3 billion and $1.1 billion, respectively. The increase in 1998 primarily reflects taxes paid on the gain on the sale of the Company's one-half interest in DMPC and on APLP partnership returns, resulting from the AMI restructuring.

      At December 31, 1998, foreign earnings of $5.8 billion and domestic earnings of $880.9 million have been retained indefinitely by subsidiary companies for reinvestment. No provision is made for income taxes that would be payable upon the distribution of such earnings, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability. These earnings include income from manufacturing operations in Ireland, which were tax-exempt through 1990 and are taxed at 10% thereafter. In addition, the Company has domestic subsidiaries operating in Puerto Rico under a tax incentive grant that expires in 2008.

      The Company's federal income tax returns have been audited through 1992.

16. Earnings per Share

The weighted average common shares used in the computations of basic earnings per common share and earnings per common share assuming dilution (shares in millions) are as follows:

Years Ended December 31                             1998        1997        1996
--------------------------------------------------------------------------------
Average common shares outstanding ..........     2,378.8     2,409.0     2,427.2
Common shares issuable(1) ..................        62.3        60.5        62.4
--------------------------------------------------------------------------------
Average common shares outstanding
  assuming dilution ........................     2,441.1     2,469.5     2,489.6
================================================================================
(1) Issuable primarily under stock option plans.

17. Comprehensive Income

Effective January 1, 1998, the Company adopted the provisions of Statement No. 130, Reporting Comprehensive Income, which modifies the financial statement presentation of comprehensive income and its components. In accordance with this Statement, a Consolidated Statement of Comprehensive Income is included in the consolidated financial statements to present all changes in Stockholders' equity in the periods presented other than changes resulting from transactions relating to the Company's stock. Upon adoption, accumulated other comprehensive income of $9.0 million at December 31, 1997 was reclassified from Retained earnings to a separate component of Stockholders' equity.

      The components of Other comprehensive loss are as follows:

                                                                          After
                                                  Pretax(1)      Tax        Tax
-------------------------------------------------------------------------------
Year Ended December 31, 1998
-------------------------------------------------------------------------------
Net unrealized gain on investments ...........   $  20.6      $ (4.8)    $ 15.8
Net income realization .......................     (41.9)       20.5      (21.4)
-------------------------------------------------------------------------------
Subtotal .....................................   $ (21.3)     $ 15.7     $ (5.6)
Minimum pension liability ....................     (47.2)       22.5      (24.7)
-------------------------------------------------------------------------------
                                                 $ (68.5)     $ 38.2     $(30.3)
-------------------------------------------------------------------------------
Year Ended December 31, 1997
-------------------------------------------------------------------------------
Net unrealized loss on investments ...........   $ (74.6)     $ 57.0     $(17.6)
Minimum pension liability ....................     (37.8)       25.4      (12.4)
-------------------------------------------------------------------------------
                                                 $(112.4)     $ 82.4     $(30.0)
-------------------------------------------------------------------------------
Year Ended December 31, 1996
-------------------------------------------------------------------------------
Net unrealized loss on investments ...........   $ (36.1)     $ 25.3     $(10.8)
Minimum pension liability ....................     (19.9)       13.4       (6.5)
-------------------------------------------------------------------------------
                                                 $ (56.0)     $ 38.7     $(17.3)
===============================================================================
(1) Net of minority interest.

      The components of Accumulated other comprehensive (loss) income are as follows:

December 31                                                 1998           1997
-------------------------------------------------------------------------------
Net unrealized gain on investments ...............       $  22.3        $  27.9
Minimum pension liability ........................         (43.6)         (18.9)
-------------------------------------------------------------------------------
                                                         $ (21.3)       $   9.0
===============================================================================


50  Merck & Co., Inc. 1998 Annual Report Financial Section

18. Segment Reporting

In 1998, the Company adopted Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, which revises reporting and disclosure requirements for operating segments. The following information is provided in accordance with the requirements of this Statement.

      The Company's operations are principally managed on a products and services basis and are comprised of two reportable segments: Merck Pharmaceutical and Merck-Medco. Merck Pharmaceutical products consist of therapeutic agents, sold by prescription, for the treatment of human disorders. Merck-Medco revenues are derived from the filling and management of prescriptions and health management programs. All Other includes non-reportable human and animal health segments. Revenues and profits for these segments are as follows:

                                       Merck
                                      Pharm-      Merck-         All
                                   aceutical       Medco       Other      Total
-------------------------------------------------------------------------------
Year Ended December 31, 1998
-------------------------------------------------------------------------------
Segment revenues ................  $12,839.9   $14,338.0   $ 2,274.4  $29,452.3
Segment profits .................    7,637.3       475.8     2,390.5   10,503.6
Included in segment profits:
  Equity income (loss)
   from affiliates ..............       12.7         (.4)      850.0      862.3
  Depreciation and amor-
   tization expenses ............     (103.6)      (91.9)      (47.6)    (243.1)
-------------------------------------------------------------------------------
Year Ended December 31, 1997
-------------------------------------------------------------------------------
Segment revenues ................  $12,122.2   $11,996.0   $ 1,851.8  $25,970.0
Segment profits .................    7,396.2       333.9     1,895.1    9,625.2
Included in segment profits:
  Equity income (loss)
   from affiliates ..............       15.0         (.5)      894.6      909.1
  Depreciation and amor-
   tization expenses ............      (89.0)      (74.8)      (31.5)    (195.3)
-------------------------------------------------------------------------------
Year Ended December 31, 1996
-------------------------------------------------------------------------------
Segment revenues ................  $10,700.1   $ 9,306.8   $ 1,797.3  $21,804.2
Segment profits .................    6,649.0       249.1     1,553.1    8,451.2
Included in segment profits:
  Equity income (loss)
   from affiliates ..............       15.5         (.5)      650.5      665.5
  Depreciation and amor-
   tization expenses ............      (85.3)      (44.1)       (9.0)    (138.4)
===============================================================================

      Segment profits are comprised of segment revenues less certain elements of materials and production costs and operating expenses, including components of equity income (loss) from joint ventures and depreciation and amortization expenses. The vast majority of indirect production costs, research and development expenses and general and administrative expenses, all predominantly related to the Merck pharmaceutical business, as well as the cost of financing these activities, are not included in the marketing segment profits. The vast majority of goodwill and other intangibles amortization, as well as the cost of financing capital employed, are not included in Merck-Medco segment profits.

      A reconciliation of total segment revenues to consolidated sales is as follows:

Years Ended December 31                      1998           1997           1996
-------------------------------------------------------------------------------
Segment revenues ..................     $29,452.3      $25,970.0      $21,804.2
Other revenues ....................         182.2          222.6          169.6
Adjustments .......................      (2,736.3)      (2,555.7)      (2,145.1)
-------------------------------------------------------------------------------
                                        $26,898.2      $23,636.9      $19,828.7
===============================================================================

      Other revenues primarily represent sales related to divested products or businesses. Adjustments represent the elimination of receipts reported as revenues in the internal management system which are not reportable as revenues under generally accepted accounting principles.

      Consolidated revenues by country where derived are as follows:

Years Ended December 31                      1998          1997          1996
-------------------------------------------------------------------------------
United States ........................  $20,199.3     $16,984.9     $13,636.8
Japan ................................    1,160.6(1)    1,235.1(1)    1,316.1(1)
Other ................................    5,538.3       5,416.9       4,875.8
-------------------------------------------------------------------------------
                                        $26,898.2     $23,636.9     $19,828.7
===============================================================================
(1) Exceeds 5% of consolidated sales.

      A reconciliation of total segment profits to consolidated income before taxes is as follows:

Years Ended December 31                       1998           1997          1996
-------------------------------------------------------------------------------
Segment profits .....................    $10,503.6      $ 9,625.2     $ 8,451.2
Other profits .......................         86.7          137.3         105.2
Adjustments .........................        180.5          145.6         155.4
Unallocated:
  Gains on sales of
   businesses .......................      2,147.7          213.4            --
  Interest income ...................        307.7          221.4         205.4
  Interest expense ..................       (205.6)        (129.5)       (138.6)
  Equity income (loss)
   from affiliates ..................         22.0         (181.2)        (64.8)
  Depreciation and
   amortization expenses ............       (772.0)        (641.8)       (592.5)
  Acquired research .................     (1,039.5)            --            --
  Research and development
   expenses .........................     (1,821.1)      (1,683.7)     (1,487.3)
  Other expenses, net ...............     (1,276.9)      (1,244.4)     (1,093.2)
-------------------------------------------------------------------------------
                                         $ 8,133.1      $ 6,462.3     $ 5,540.8
===============================================================================

      Other profits primarily represent operating income related to divested products or businesses. Adjustments represent the elimination of the effect of double counting certain items of income and expense. Equity income (loss) from affiliates includes taxes paid at the joint venture level and a portion of equity income that is not reported in segment profits. Other expenses, net, include expenses from corporate and manufacturing cost centers and other miscellaneous income (expense), net.

      Net property, plant and equipment (PP&E) by country where located are as follows:

December 31                             1998           1997              1996
-------------------------------------------------------------------------------
United States ...............       $5,888.3       $5,017.9          $4,536.8
Japan .......................          388.5          365.4(2)          343.9(2)
Other .......................        1,567.0        1,226.1           1,046.0
-------------------------------------------------------------------------------
                                    $7,843.8       $6,609.4          $5,926.7
===============================================================================
(2) Exceeds 5% of consolidated net PP&E.

      The Company does not disaggregate assets on a products and services basis for internal management reporting and, therefore, such information is not presented.


                      Merck & Co., Inc. 1998 Annual Report Financial Section  51

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

      The recommendations of the internal auditors and independent public accountants are reviewed by management. Control procedures have been implemented or revised as appropriate to respond to these recommendations. No material control weaknesses have been brought to the attention of management. In management's opinion, for the year ended December 31, 1998, the internal control system was strong and accomplished the objectives discussed herein.


/s/ Raymond V. Gilmartin            /s/ Judy C. Lewent

Raymond V. Gilmartin                Judy C. Lewent
Chairman, President and             Senior Vice President and
Chief Executive Officer             Chief Financial Officer

Report of Independent
Public Accountants
--------------------------------------------------------------------------------

To the Stockholders and
Board of Directors of Merck & Co., Inc.:

We have audited the accompanying consolidated balance sheet of Merck & Co., Inc. (a New Jersey corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, retained earnings, comprehensive income and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merck & Co., Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                                         /s/ Arthur Andersen LLP

New York, New York                                       ARTHUR ANDERSEN LLP
January 26, 1999


52  Merck & Co., Inc. 1998 Annual Report  Financial Section

Audit Committee's Report
--------------------------------------------------------------------------------

The Audit Committee of the Board of Directors is comprised of five outside directors. The members of the Committee are: Charles E. Exley Jr., Chairman; Carolyne K. Davis, Ph.D.; Sir Derek Birkin; William N. Kelley, M.D.; and Samuel
O. Thier, M.D. The Committee held three meetings during 1998.

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


                                                       /s/ Charles E. Exley Jr.

                                                       Charles E. Exley Jr.
                                                       Chairman, Audit Committee

Compensation and Benefits Committee's Report
--------------------------------------------------------------------------------

The Compensation and Benefits Committee is comprised of five outside directors. The members of the Committee are: H. Brewster Atwater Jr., Chairman; Lawrence A. Bossidy; William G. Bowen, Ph.D.; Johnnetta B. Cole, Ph.D.; and Lloyd C. Elam, M.D. The Committee held four meetings during 1998.

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


                                   /s/ H. Brewster Atwater Jr.

                                   H. Brewster Atwater Jr.
                                   Chairman, Compensation and Benefits Committee


                      Merck & Co., Inc. 1998 Annual Report Financial Section  53

Selected Financial Data(1)
--------------------------------------------------------------------------------
Merck & Co., Inc. and Subsidiaries

($ in millions except
per share amounts)                     1998           1997           1996           1995           1994           1993
----------------------------------------------------------------------------------------------------------------------
Results for Year:
Sales .........................  $ 26,898.2     $ 23,636.9     $ 19,828.7     $ 16,681.1     $ 14,969.8     $ 10,498.2
Materials and production
  costs .......................    13,925.4       11,790.3        9,319.2        7,456.3        5,962.7        2,497.6
Marketing/administrative
  expenses ....................     4,511.4        4,299.2        3,841.3        3,297.8        3,177.5        2,913.9
Research/development expenses..     1,821.1        1,683.7        1,487.3        1,331.4        1,230.6        1,172.8
Acquired research .............     1,039.5             --             --             --             --             --
Equity (income) loss
  from affiliates .............      (884.3)        (727.9)        (600.7)        (346.3)         (56.6)          26.1
Gains on sales of businesses ..    (2,147.7)        (213.4)            --         (682.9)            --            --
Restructuring charge ..........          --             --             --             --             --          775.0
Gain on joint venture
  formation ...................          --             --             --             --         (492.0)            --
Provision for joint
  venture obligation ..........          --             --             --             --          499.6             --
Other (income) expense, net ...       499.7          342.7          240.8          827.6          232.8           10.1
Income before taxes ...........     8,133.1        6,462.3        5,540.8        4,797.2        4,415.2        3,102.7
Taxes on income ...............     2,884.9        1,848.2        1,659.5        1,462.0        1,418.2          936.5
Net income ....................     5,248.2        4,614.1        3,881.3        3,335.2        2,997.0        2,166.2
Basic earnings per
  common share(3) .............  $     2.21     $     1.92     $     1.60     $     1.35     $     1.19     $      .94
Earnings per common share
  assuming dilution(3) ........  $     2.15     $     1.87     $     1.56     $     1.32     $     1.17     $      .93
Dividends declared ............     2,353.0        2,094.8        1,793.4        1,578.0        1,463.1        1,239.0
Dividends paid per
  common share(3) .............  $      .95     $      .85     $      .71     $      .62     $      .57     $      .52
Capital expenditures ..........     1,973.4        1,448.8        1,196.7        1,005.5        1,009.3        1,012.7
Depreciation ..................       700.0          602.4          521.7          463.3          475.6          348.4
----------------------------------------------------------------------------------------------------------------------
Year-End Position:
Working capital ...............  $  4,159.7     $  2,644.4     $  2,897.4     $  3,870.2     $  2,291.4     $    541.6
Property, plant and
  equipment (net) .............     7,843.8        6,609.4        5,926.7        5,269.1        5,296.3        4,894.6
Total assets ..................    31,853.4       25,735.9       24,266.9       23,831.8       21,856.6       19,927.5
Long-term debt ................     3,220.8        1,346.5        1,155.9        1,372.8        1,145.9        1,120.8
Stockholders' equity ..........    12,801.8       12,594.6       11,964.0       11,735.7       11,139.0       10,021.7
----------------------------------------------------------------------------------------------------------------------
Financial Ratios:
Net income as a % of:
  Sales .......................        19.5%          19.5%          19.6%          20.0%          20.0%          20.6%
  Average total assets ........        18.2%          18.5%          16.1%          14.6%          14.3%          14.0%
----------------------------------------------------------------------------------------------------------------------
Year-End Statistics:
Average common shares
  outstanding (millions)(3) ...     2,378.8        2,409.0        2,427.2        2,472.3        2,514.3        2,313.0
Average common shares
  outstanding assuming dilution
  (millions)(3) ...............     2,441.1        2,469.5        2,489.6        2,527.3        2,557.7        2,332.0
Number of stockholders
  of record ...................     269,600        263,900        247,300        243,000        244,700        231,300
Number of employees ...........      57,300         53,800         49,100         45,200         47,500         47,100(4)
==========================================================================================================================

($ in millions except
per share amounts)                      1992(2)          1991          1990          1989          1988
-------------------------------------------------------------------------------------------------------
Results for Year:
Sales .........................   $  9,662.5       $  8,602.7    $  7,671.5    $  6,550.5    $  5,939.5
Materials and production
  costs .......................      2,096.1          1,934.9       1,778.1       1,550.3       1,526.1
Marketing/administrative
  expenses ....................      2,963.3          2,570.3       2,388.0       2,013.4       1,880.3
Research/development expenses..      1,111.6            987.8         854.0         750.5         668.8
Acquired research .............           --               --            --            --            --
Equity (income) loss
  from affiliates .............        (25.8)            21.1          22.4          11.5          (2.5)
Gains on sales of businesses ..           --               --            --            --            --
Restructuring charge ..........           --               --            --            --            --
Gain on joint venture
  formation ...................           --               --            --            --            --
Provision for joint
  venture obligation ..........           --               --            --            --            --
Other (income) expense, net ...        (46.3)           (78.1)        (69.8)        (58.2)         (4.2)
Income before taxes ...........      3,563.6          3,166.7       2,698.8       2,283.0       1,871.0
Taxes on income ...............      1,117.0          1,045.0         917.6         787.6         664.2
Net income ....................      2,446.6          2,121.7       1,781.2       1,495.4       1,206.8
Basic earnings per
  common share(3) .............   $     1.06       $      .91    $      .76    $      .63    $      .51
Earnings per common share
  assuming dilution(3) ........   $     1.05       $      .91    $      .75    $      .62    $      .50
Dividends declared ............      1,106.9            920.3         788.1         681.5         546.3
Dividends paid per
  common share(3) .............   $      .46       $      .39    $      .32    $      .28    $      .22
Capital expenditures ..........      1,066.6          1,041.5         670.8         433.0         372.7
Depreciation ..................        290.3            242.7         231.4         206.4         189.0
---------------------------------------------------------------------------------------------------------
Year-End Position:
Working capital ...............   $  1,241.1       $  1,496.5    $    939.2    $  1,502.5    $  1,480.3
Property, plant and
  equipment (net) .............      4,271.1          3,504.5       2,721.7       2,292.5       2,070.7
Total assets ..................     11,086.0          9,498.5       8,029.8       6,756.7       6,127.5
Long-term debt ................        495.7            493.7         124.1         117.8         142.8
Stockholders' equity ..........      5,002.9          4,916.2       3,834.4       3,520.6       2,855.8
---------------------------------------------------------------------------------------------------------
Financial Ratios:
Net income as a % of:
  Sales .......................         25.3%            24.7%         23.2%         22.8%         20.3%
  Average total assets ........         24.1%            24.2%         24.1%         23.2%         20.4%
---------------------------------------------------------------------------------------------------------
Year-End Statistics:
Average common shares
  outstanding (millions)(3) ...      2,307.0          2,319.8       2,344.1       2,376.6       2,373.8
Average common shares
  outstanding assuming dilution
  (millions)(3) ...............      2,330.6          2,343.3       2,363.7       2,401.6       2,398.2
Number of stockholders
  of record ...................      161,200           91,100        82,300        75,600        68,500
Number of employees ...........       38,400           37,700        36,900        34,400        32,000
=======================================================================================================

(1) Amounts after 1992 include the impact of the Medco acquisition on November 18, 1993.
(2) Results of operations for 1992 exclude the cumulative effect of accounting changes.
(3) All share and per share amounts for current and prior periods reflect the two-for-one stock split effective February 1999.
(4)  Increase in 1993 is due to the inclusion of 10,300 Merck-Medco employees.


54  Merck & Co., Inc. 1998 Annual Report  Financial Section