Form 10-K, Exhibit 13
period 1999-12-31
MERCK & CO INC
filed 2000-03-22
CIK 64978

                                                                      EXHIBIT 13
--------------------------------------------------------------------------------

Financial Section
--------------------------------------------------------------------------------


Contents

  Financial Review
         Description of Merck's Business....................  31
         Competition and the Health Care Environment........  31
         Business Strategies................................  32
         Joint Ventures.....................................  32
         Foreign Operations.................................  34
         Operating Results..................................  35
         Environmental and Other Matters....................  38
         Capital Expenditures...............................  39
         Analysis of Liquidity and Capital Resources........  39
         Recently Issued Accounting Standards...............  41
         Cautionary Factors That May Affect Future Results..  41
         Condensed Interim Financial Data...................  41
         Dividends Paid per Common Share....................  41
         Common Stock Market Prices.........................  41
  Consolidated Statement of Income..........................  42
  Consolidated Statement of Retained Earnings...............  42
  Consolidated Statement of Comprehensive Income............  42
  Consolidated Balance Sheet................................  43
  Consolidated Statement of Cash Flows......................  44
  Notes to Consolidated Financial Statements................  45
  Management's Report.......................................  56
  Report of Independent Public Accountants..................  56
  Audit Committee's Report..................................  57
  Compensation and Benefits Committee's Report..............  57
  Selected Financial Data...................................  58


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

Sales
---------------------------------------------------------------------------------------------------------------------
($ in millions)                                                             1999              1998              1997
---------------------------------------------------------------------------------------------------------------------
Elevated cholesterol .......................................         $   5,093.2       $   4,694.1       $   4,672.3
Hypertension/heart failure .................................             4,563.8           4,213.5           3,855.0
Osteoporosis ...............................................             1,043.1             775.2             532.1
Anti-ulcerants .............................................               913.9           1,113.5           1,184.4
Vaccines/biologicals .......................................               860.0             846.7             733.6
Antibiotics ................................................               772.3             743.3             774.9
Ophthalmologicals ..........................................               670.0             630.7             639.1
Human immunodeficiency
 virus (HIV) ...............................................               664.4             676.3             581.7
Anti-inflammatory/analgesics ...............................               578.5              98.0             116.0
Respiratory ................................................               501.8             194.0                .4
Animal health/crop protection ..............................                  --                --             550.0
Other Merck products .......................................             1,820.6           1,311.2             557.1
Merck-Medco ................................................            15,232.4          11,601.7           9,440.3
---------------------------------------------------------------------------------------------------------------------
                                                                     $  32,714.0       $  26,898.2       $  23,636.9
=====================================================================================================================

     Human health products include therapeutic and preventive agents, generally sold by prescription, for the treatment of human disorders. Among these are elevated cholesterol products which include Zocor and Mevacor; hypertension/heart failure products which include Vasotec, the largest-selling products among this group, Cozaar, Hyzaar, Prinvil and Vaseretic; osteoporosis, comprised of Fosamax, for treatment and prevention in postmenopausal women; anti-ulcerants, of which Pepcid is the largest-selling; vaccines/biologicals, of which M-M-R II, a pediatric vaccine for measles, mumps and rubella, Varivax, a live virus vaccine for the prevention of chickenpox, and Recombivax HB (hepatitis B vaccine recombinant), are the largest-selling; antibiotics, of which Primaxin and Noroxin are the largest-selling; ophthalmologicals, of which Timoptic, Timoptic-XE, Trusopt and Cosopt are the largest-selling; HIV, which includes Crixivan, a protease inhibitor for the treatment of human immunodeficiency viral infection in adults; anti-inflammatory/analgesics, of which Vioxx, an agent that specifically inhibits COX-2, is the largest-selling; and respiratory, comprised of Singulair, a leukotriene receptor antagonist.
     Animal health products include medicinals used to control and alleviate disease in livestock, small animals and poultry. Crop protection includes products for the control of crop pests and fungal disease. In July 1997, the Company sold its crop protection business to Novartis. In August 1997, Merck and Rhone-Poulenc (now Aventis) combined their animal health and poultry genetics businesses to form Merial Limited (Merial). Amounts for 1997 reflect sales for these businesses prior to the completion of these transactions.
     Other Merck products include sales of other human pharmaceuticals, continuing sales to divested businesses, pharmaceutical and animal health supply sales to the Company's joint ventures and, as of July 1, 1998, supply sales to AstraZeneca LP (AZLP). (See Note 4 to the consolidated financial statements for further information.) Also included in this category are rebates and discounts on Merck pharmaceutical products.
     Merck-Medco primarily includes Merck-Medco sales of non-Merck products and Merck-Medco pharmaceutical benefit services, principally sales of prescription drugs through managed prescription drug programs, as well as services provided through programs to manage patient health and drug utilization.
     Merck sells its human health products to drug wholesalers and retailers, hospitals, clinics, government agencies and managed health care providers such as health maintenance organizations and other institutions. The Company's professional representatives communicate the effectiveness, safety and value of our products to health care professionals in private practice, group practices and managed care organizations.

Competition and the Health Care Environment

The markets in which the Company conducts its business are highly competitive and often highly regulated. Global efforts toward health care cost containment continue to exert pressure on product pricing and availability. In the United States, the Company has been working with private and government employers to slow the increase of health care costs. Demonstrating that the Company's medicines can help save costs in other areas and pricing flexibly across our product portfolio have encouraged growing use of our medicines and helped offset the effects of increasing cost pressures. Legislative bodies continue to work to expand health care access and reduce associated costs. Such initiatives include prescription drug benefit proposals for Medicare participants introduced in the U.S. Congress. Although no one can predict the outcome of this and

                     Merck & Co., Inc. 1999 Annual Report  Financial Section  31

--------------------------------------------------------------------------------

other legislation, we are well positioned to respond to the evolving health care environment and market forces.
     Outside of the United States, in difficult environments encumbered by government cost containment actions, the Company has worked with payers to help them allocate scarce resources to optimize health care outcomes, limiting the potentially detrimental effects of government actions on sales growth. In addition, countries within the European Union (EU), recognizing the economic importance of the research-based pharmaceutical industry and the value of innovative medicines to society, are working with industry and the European Com-mission on proposals for market deregulation.
     Several products face expiration of product patents in the near term. U.S. product patents will expire for Vasotec and Pepcid in 2000 and for Prilosec, which is supplied exclusively to AZLP, Prinivil, for which co-marketing rights have been licensed to a third party, Mevacor, Vaseretic and Prinzide in 2001. In the aggregate, domestic sales of these products represent 22% of Merck human health sales for 1999. The Company expects a significant decline in these sales in the years 2000 through 2002 upon the loss of market exclusivity. With the exception of Prilosec, for which the Company has U.S. rights only, a decline is also expected in the Company's European sales for these products in the years 2000 through 2005 upon the loss of market exclusivity in European countries throughout this period. European sales of these products represent 5% of Merck human health sales for 1999. While the expiration of a product patent normally results in a loss of market exclusivity, commercial benefits may continue to be derived from other patents, for example, patents on processes, intermediates, compositions, uses and formulations related to the product, and, in the United States, additional market exclusivity that may be available under federal law. The U.S. Food and Drug Administration (FDA) recently granted an additional six months of U.S. market exclusivity to Vasotec for all its uses, based upon studies performed by the Company for pediatric use.
     We anticipate that the worldwide trend toward cost-containment will continue into the new millennium, resulting in ongoing pressures on health care budgets. As we continue to launch new products successfully, contribute to health care debates and monitor reforms, our new products, policies and strategies will enable us to maintain our strong position in the changing eco-nomic environment.

Business Strategies

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

Joint Ventures

To expand its research base and realize synergies from combining capabilities, opportunities and assets, the Company has formed a number of joint ventures. In 1982, Merck entered into an agreement with Astra AB (Astra) to develop and market Astra's products under a royalty-bearing license. In 1993, the Company's total sales of Astra products reached a level that triggered the first step in the establishment of a joint venture business carried on by Astra Merck Inc.
(AMI), in which Merck and Astra each owned a 50% share. The joint venture, formed in November 1994, developed and marketed most of Astra's new prescription medicines in the United States. Joint venture sales were $1.7 billion for the first six months of 1998 and $2.3 billion for 1997, consisting primarily of Prilosec, the first of a class of medications known as proton pump inhibitors, which slows the production of acid from the cells of the stomach lining.
     On July 1, 1998, Merck and Astra completed the restructuring of the ownership and operations of the joint venture whereby the Company acquired Astra's interest in AMI, renamed KBI Inc. (KBI), for consideration totaling $3.1 billion, including approximately $700.0 million in cash and assumption of a $2.4 billion preferred stock obligation to Astra. The restructuring provided Astra with the flexibility to develop global operations, pursue strategic alliances and manage the U.S. business, free of the restrictions imposed by the prior AMI joint venture agreement, while preserving the Company's interests and rights to the U.S. sales of current and future Astra products. As a result of the acquisition,the Company fully owned KBI's operating assets and the license rights to make, have made, import, use and sell the existing and future U.S. pharmaceutical compounds of Astra. The Company then contributed KBI's operating assets of $644.3 million, including a $598.0 million step-up in carrying value, to a new U.S. limited partnership, named Astra Pharmaceuticals L.P. (the Partnership) in exchange for a 1% limited partner interest. The contributed assets included KBI's workforce, operating facility, trademarks and information systems. Astra contributed the net assets of its wholly owned subsidiary,Astra USA, Inc., to the Partnership in exchange for a 99% general partner interest. For a franchise fee payment of $230.0 million, the Partnership became the exclusive distributor of the products for which KBI retained rights. The Partnership was renamed AstraZeneca LP (AZLP) upon Astra's 1999 merger with Zeneca Group Plc (the AstraZeneca merger), discussed later.
     Merck's acquisition of Astra's interest in KBI for $3.1 billion was accounted for under the purchase method. In addition to the 50% step-up in carrying value of KBI's operating assets, purchase


32 Merck & Co., Inc. 1999 Annual Report Financial Section price allocations resulted in the recognition of goodwill totaling $825.9 million which is being amortized on a straight-line basis over 20 years and other intangibles, principally the retained U.S. patent rights on in-line products totaling $978.0 million, which are being amortized on a straight-line basis over 10 years. In connection with the acquisition of the remaining 50% of the license rights to product candidates within Astra's research pipeline, the Company recorded a $1.04 billion charge for acquired research associated with 10 product candidates in Phase II or later stages of development and U.S. rights to research projects which had not yet entered Phase II. At the acquisition date, technological feasibility for the product candidates and the pre-Phase II research projects had not been established and no alternative future use existed. The product candidates were in various therapeutic categories, principally gastrointestinal (comprising over 50% of the charge for Phase II or later stages), respiratory and neurological, with projected FDA approval dates in the years 1999 through 2005. None of these future products is individually material to the Company. The fair value of the acquired research was determined based upon the present value of each product's projected future cash flows, utilizing an income approach reflecting the appropriate cost of capital. Future cash flows were predominately based on net income forecasts for each product consistent with historical pricing, margins, and expense levels for similar products. Revenues were estimated based on relevant market size and growth factors, expected industry trends, individual product life cycles, and the life of each product's underlying patent. The implied risk adjusted discount rates applied to projected cash flows were based on the Company's weighted average cost of capital, the useful life of each product, the applicable product's stage of completion, as well as its probability of technical and marketing success, and averaged 26%, with a range of 12% to 37%. A cost approach was also utilized to corroborate the values determined under the income approach. In applying the cost approach, consideration was given to the level of research and development expenditures within Astra, the appropriate required rates of return within the market place and the cost of reproduction for the acquired assets. Both of these approaches are appropriate under generally accepted valuation methods and yielded similar results. The research projects considered in the valuation are all subject to the normal risks and uncertainties associated with demonstrating the safety and efficacy required to obtain timely FDA approval. While Merck will benefit from future revenues of successful product candidates, AZLP and Astra will bear all costs to complete the development of these products, unless AZLP elects not to pursue a particular product candidate, at which time the Company would bear further development costs at its discretion. Overall, the incremental revenue and partnership returns arising from this transaction, net of increased amortization and dividends on KBI's preferred stock obligation to Astra, are expected to have a favorable impact on future results of operations and cash flows.
     While maintaining a 1% limited partner interest in AZLP, Merck enjoys consent and protective rights intended to preserve its business and economic interests, including restrictions on the power of the general partner to make certain distributions or dispositions. Furthermore, in limited events of default, additional rights will be granted to the Company, including powers to direct the actions of, or remove and replace, the Partnership's chief executive officer and chief financial officer. Merck earns certain Partnership returns, which are recorded as Equity income from affiliates, as well as ongoing revenue based on sales of current and future KBI products. The Partnership returns reflect Merck's share of AZLP earnings in conformity with accounting principles generally accepted in the United States (GAAP earnings) and include a preferential return, a priority return and other variable returns which are based, in part, upon sales of certain former Astra USA, Inc. products. The preferential return represents Merck's share of the undistributed AZLP GAAP earnings which is expected to approximate $275.0 million annually through 2008. The priority return is an amount provided for in the Partnership agreement that varies based upon the fiscal year, applicable income tax rates and the occurrence of a partial redemption of our limited partner interest. We expect this return to approximate $300.0 million annually, subject to availability of sufficient Partnership profits. The AstraZeneca merger triggers a partial redemption of Merck's limited partner interest in 2008, reducing this amount to approximately $210.0 million annually at that time. Upon the partial redemption of the Company's limited partner interest, AZLP will distribute to KBI an amount based primarily on a multiple of Merck's annual revenue derived from sales of the former Astra USA, Inc. products for the three years prior to the redemption (the Limited Partner Share of Agreed Value).
     For a payment of $443.0 million, Astra purchased an option to buy Merck's interest in the KBI products, excluding the gastrointestinal medicines Prilosec and esomeprazole, in 2008, 2012 or 2016 (the Asset Option) at an exercise price based primarily on a multiple of Merck's annual revenue derived from the KBI products for the three years prior to exercise. As a result of the AstraZeneca merger, the Asset Option is now only exercisable in 2010 at an exercise price equal to the net present value as of March 31,2008 of projected future pretax revenue to be received by the Company from the KBI products (the Appraised Value). Merck now also has the right to require Astra to purchase such interest in 2008 at the Appraised Value. The Company also granted Astra an option to buy Merck's common stock interest in KBI, at an exercise price based on the net present value of estimated future net sales of Prilosec and esomeprazole (the Shares Option). This option is exercisable only after Astra's purchase of Merck's interest in the KBI products. Generally,the Shares Option was not exercisable before 2017,but as a result of the AstraZeneca merger, is now exercisable two years after Astra's purchase of Merck's interest in the KBI products.
     In April 1999, Astra merged with Zeneca Group Plc, forming AstraZeneca AB (AstraZeneca), which constituted a Trigger Event under the KBI restructuring agreements. As a result of the merger,Astra was required to make two one-time payments to Merck totaling approximately $1.8 billion. In exchange for Merck's relinquishment of rights to future Astra products with no existing or pending U.S. patents at the time of the merger, Astra paid $967.4 million (the Advance Payment), which is subject to a true-up calculation in 2008 that may require repayment of all or a portion of this amount. The amount determined by the true-up calculation (the True-Up Amount) cannot reasonably be estimated because it is directly dependent on the fair market value in 2008 of the Astra product rights retained by the Company which extend to compounds currently in development as well as compounds that have not yet entered development. Accordingly, recognition of this contingent income has been deferred until the realizable amount, if any, is determinable, which is not anticipated prior to 2008.

                      Merck & Co., Inc. 1999 Annual Report  Financial Section 33

     In connection with the Company's acquisition of Astra's interest in KBI, Merck agreed to relinquish rights to the pharmaceutical products of any company that would merge with or acquire Astra. These rights, which protected the value of KBI's perpetual interest in Astra's pipeline, were relinquished in exchange for a payment (the Lump Sum Payment) to be made in the event of the merger or acquisition of Astra. The Company estimated that it was entitled to receive a Lump Sum Payment of $822.0 million as the result of the AstraZeneca merger. In the second quarter of 1999, Astra paid $712.5 million of the Lump Sum Payment and disputed its obligation to pay the remainder. At December 31, 1999, the Company was in arbitration seeking to enforce its rights under the agreement with respect to the disputed amount. Although Merck retains an interest in current and future Astra products with an existing or pending U.S. patent, this merger effectively curtailed the Company's perpetual interest in Astra's pipeline and, thus, reduced the going concern value acquired in 1998. Accordingly, one-half of the expected payment was an adjustment to the purchase price Merck paid for Astra's one-half interest in KBI, reducing goodwill by $411.0 million, less 50% of a reserve relating to disputed proceeds. The balance represents compensation to the Company for the reduction of the value of its original one-half interest in KBI and was recorded in Other (income) expense, net. Because the reduction in goodwill is not tax-effected and the Lump Sum Payment is fully taxable, this transaction, net of a reserve relating to disputed proceeds, yielded an after-tax gain of $74.6 million. Subsequent to year end, the arbitration was concluded and a final decision was rendered, pursuant to which the Company received $87.2 million of the disputed proceeds plus interest, which will be accounted for in the first quarter of 2000 .
     Under the provisions of the KBI restructuring agreements, because a Trigger Event has occurred, the sum of the Limited Partner Share of Agreed Value, the Appraised Value and the True-Up Amount is guaranteed to be a minimum of $4.7 billion. Distribution of the Limited Partner Share of Agreed Value and payment of the True-Up Amount will occur in 2008. AstraZeneca's purchase of Merck's interest in the KBI products is contingent upon the exercise of either Merck's option in 2008 or AstraZeneca's option in 2010 and, therefore, payment of the Appraised Value may or may not occur.
     In 1989, Merck formed a joint venture with Johnson & Johnson to develop and market a broad range of nonprescription medicines for U.S. consumers. This 50% owned joint venture was expanded into Europe in 1993, and into Canada in 1996. Sales of joint venture products were as follows:


                                              1999         1998          1997
-----------------------------------------------------------------------------
Gastrointestinal products ............... $  359.3     $  387.2      $  386.3
Other products ..........................    128.1        127.0          97.4
-----------------------------------------------------------------------------
                                          $  487.4     $  514.2      $  483.7
=============================================================================

     In 1991, Merck and E.I. du Pont de Nemours and Company (DuPont) formed an independent, research-driven, worldwide pharmaceutical joint venture, The DuPont Merck Pharmaceutical Company (DMPC), equally owned by each party. Joint venture sales were $686.2 million for the first six months of 1998 and $1.3 billion for 1997, consisting primarily of cardiovascular, radiopharmaceutical and central nervous system products. On July 1, 1998, the Company sold its one-half interest in DMPC to DuPont for $2.6 billion in cash. (See Note 3 to the consolidated financial statements for further information.)
     In 1994, Merck and Pasteur Merieux Connaught (now Aventis Pasteur) established a 50% owned joint venture to market vaccines and collaborate in the development of combination vaccines, for distribution in Europe. Sales of joint venture products were as follows:

                                               1999    1998    1997
-------------------------------------------------------------------
Hepatitis vaccines......................... $ 159.6  $189.0  $216.2
Viral vaccines.............................    68.6    64.6    63.3
Other vaccines.............................   338.6   306.8   301.8
-------------------------------------------------------------------
                                            $ 566.8  $560.4  $581.3
===================================================================

     In August 1997, Merck and Rhone-Poulenc (now Aventis) combined their animal health and poultry genetics businesses to form Merial, a fully integrated, stand-alone joint venture, equally owned by each party. Merial is the world's largest company dedicated to the discovery, manufacture and marketing of veterinary pharmaceuticals and vaccines. Merck contributed developmental research personnel, sales and marketing activities, and animal health products, as well as its poultry genetics business. Aventis contributed research and development, manufacturing, sales and marketing activities, and animal health products as well as its poultry genetics business. Animal health sales reported in Merck's 1997 consolidated sales were $448.3 million prior to August 1. Sales of joint venture products were as follows:

                                               1999         1998       1997
---------------------------------------------------------------------------
Avermectin products...................... $   564.9    $   616.4    $ 308.6
Fipronil products........................     316.0        300.8       83.1
Other products...........................     799.2        842.2      354.6
---------------------------------------------------------------------------
                                          $ 1,680.1    $ 1,759.4    $ 746.3
===========================================================================

Foreign Operations

     The Company's operations outside the United States are conducted primarily through subsidiaries. Sales of Merck human health products by subsidiaries outside the United States were 40% of Merck human health sales in 1999, and 43% and 46% in 1998 and 1997, respectively. The 1999 and 1998 percentages were affected by increased domestic supply sales to AZLP, as a result of the restructuring of AMI.

                Distribution of 1999 Foreign Human Health Sales

                                          Splits
                                          ------
Western Europe                              51%
Asia/Pacific                                27%
Other Foreign                               22%
                                          ------
        Total                              100%

     The Company's worldwide business is subject to risks of currency fluctuations and governmental actions. The Company does not regard these risks as a deterrent to further expansion

34 Merck & Co., Inc. 1999 Annual Report Financial Section of its operations abroad. However, the Company closely reviews its methods of operations and adopts strategies responsive to changing economic and political conditions.
  Within the EU, there has been an evolution toward a single market in pharmaceuticals, for which Economic and Monetary Union, including the adoption of the euro as a single currency, marks an important step. The Company has recognized the strategic significance of this development and adopted the euro in 1999. In this way, we are demonstrating our support for the European Community's industrial policy, while working toward the EU's goal of a competition-driven market that will enhance access to quality healthcare for European citizens.
  In recent years, Merck has been expanding its operations in countries located in Latin America, the Middle East, Africa, Eastern Europe and Asia Pacific where changes in government policies and economic conditions are making it possible for Merck to earn fair returns. Businesses in these developing areas, while sometimes less stable, offer important opportunities for growth over time.

Operating Results

Total sales for 1999 increased 22% in total and 17% on a volume basis from 1998, including a two point increase attributable to supply sales to AZLP, as a result of the 1998 restructuring of AMI. Foreign exchange had less than a one point unfavorable effect on 1999 sales growth. Total sales for 1998 increased 14% from 1997, including a three point benefit attributable to the AMI restructuring. Foreign exchange reduced 1998 sales growth by two percentage points. Sales growth for 1998 was affected by the 1997 formation of the Merial joint venture and the divestiture of the crop protection business. Adjusting for these effects, 1998 sales grew 16% in total and 13% on a volume basis.

                    Components of Human Health Sales Growth

           Total Sales        Sales Volume      Net Pricing         Foreign
             Growth             Growth            Actions        Exchange Rates
           -----------        ------------      -----------      --------------
1995          13.0%              10.9%             -0.5%              2.6%
1996          17.7               19.2               0.4              -1.9
1997          15.0               17.6               0.3              -2.9
1998          10.9               14.1               --               -3.2
1999          15.3               16.1              -0.1              -0.7

This chart illustrates the effects of price, volume and exchange on sales of Merck human health products. Growth for 1995 has been adjusted for the effect of the Astra Merck joint venture formation. Growth for 1999 and 1998 includes a three and five point increase, respectively, attributable to the 1998 AMI restructuring. The human health business has grown predominantly through sales volume over the last five years. Price had essentially no effect on sales growth, while the effect of exchange has varied over the same period.

  In 1999, sales of Merck human health products grew 15%, including a three point increase attributable to the 1998 restructuring of AMI. Foreign exchange rates had a one percentage point unfavorable effect on sales growth, while price changes had essentially no effect. In measuring these effects, changes in the value of foreign currencies are calculated net of price increases in hyperinflationary countries, principally in Latin America. Domestic sales growth was 21%, including a six point increase attributable to the restructuring of AMI, while foreign sales grew 8% including a two percentage point unfavorable effect from exchange. The unit volume growth from sales of Merck human health products was driven by established products, including Zocor and Prinivil, as well as newer products, including Fosamax, Cozaar, Hyzaar, Singulair, Propecia, Maxalt, Aggrastat and the 1999 launch of Vioxx.
  Zocor, one of Merck's cholesterol-lowering agents, continued to show strong growth. In 1999, it was the world's leading statin medicine and became the first statin approved by the FDA to raise levels of "good" cholesterol (HDL) in people with high levels of "bad" cholesterol (LDL). Newly published studies have confirmed that low HDL levels are a significant cardiovascular risk factor, and Zocor has been shown to increase HDL by 8% to 16% in patients who also have high LDL cholesterol. New analyses of data from the 1994 Landmark Scandinavian Simvastatin Survival Study show that Zocor helped reduce death from heart disease by 55% in people with diabetes who have high LDL levels.
  Prinivil,one of Merck's angiotensin converting enzyme (ACE) inhibitors for high blood pressure, heart failure and other cardiovascular disorders, recorded strong growth in 1999. The drug offers a key competitive advantage of convenient once-daily dosing for the treatment of hypertension, heart failure and acute myocardial infarction.
  In 1999, Fosamax, Merck's nonhormonal medicine to treat and prevent postmenopausal osteoporosis and reduce the incidence of hip fractures, the most serious fractures related to osteoporosis, continued to record strong growth and continues to be the most widely prescribed medicine in the world for treatment of postmenopausal osteoporosis. In November 1999, Merck presented results of a study showing that a once-weekly formulation of Fosamax provides the same bone-building benefit as once-daily treatment. Consumer research has shown that women prefer the convenience of once-weekly therapy. The Company has submitted an application to the FDA for approval of the once-weekly formulation. A study presented in October 1999 to the American Society for Bone and Mineral Research suggests that treatment with Fosamax may also be beneficial to men with osteoporosis.
  Cozaar, and its companion agent, Hyzaar (a combination of Cozaar and the diuretic hydrochlorothiazide), are Merck's newest antihypertensive drugs and rank among Merck's fastest-growing products. Cozaar is sold in more than 80 countries and Hyzaar in more than 60. Together they are the world's most widely prescribed drugs in the angiotensin II antagonists class. In the United States, the Company initiated a "Get-to-Goal Guarantee" whereby patients on Cozaar who fail to reach health improvement goals set by their physicians are reimbursed by Merck for up to six months worth of treatment. Extensive clinical trials are under way to investigate whether Cozaar improves survival and reduces disability associated with hypertension, diabetic kidney disease and recent heart attacks.

                      Merck & Co., Inc. 1999 Annual Report  Financial Section 35

  Singulair, Merck's once-a-day tablet for the treatment of chronic asthma in adults and children age six and older, is the most widely prescribed leukotriene receptor antagonist in the world. The product has been introduced in 71 countries. A study published in July 1999 by the British Medical Journal showed that patients with chronic asthma who took Singulair in addition to their inhaled steroid medicine were able to reduce their daily doses of inhaled steroids by 47% (versus 30% taking a placebo) and still keep their asthma under control. In addition, 40% (versus 29% taking a placebo) of these patients were able to gradually stop taking inhaled steroids completely. The Company has filed an application with the FDA to market a pediatric dosage form for children as young as two. Studies are under way to test Singulair's effectiveness in combating allergic rhinitis and as a hospital-based intravenous treatment for acute asthma sufferers.
  Propecia, the first and only tablet to treat male pattern hair loss, has been introduced in the United States and 34 other countries. It offers men a highly effective, generally well tolerated and easy-to-use option in managing hair loss on the vertex and anterior mid-scalp. In the United States, about 600,000 men have taken it for male pattern hair loss. Research has proven that Propecia regrows natural hair in about two out of three men who take it and maintains existing hair in about five out of six. Innovative advertising and promotional campaigns have been designed to keep Propecia on the minds of potential customers who could benefit from this treatment.
  Maxalt, Merck's treatment for acute migraine headaches in adults, continues to make solid gains in the United States and 24 other countries where it is available. In 1999, it was the fastest growing oral migraine medication in the U.S. and European markets. Maxalt provides fast and effective relief of the debilitating headache pain and other symptoms such as nausea and sensitivity to light and noise that often accompany a migraine attack. Maxalt is the first and only migraine medicine in the United States available in both conventional tablets and convenient, rapidly dissolving oral wafers, which disintegrate within seconds on the tongue without liquids.
  Aggrastat, a member of a new class of drugs known as glycoprotein IIb/IIIa antagonists, is used to treat patients with unstable angina and non-Q-wave myocardial infarction, otherwise known as a "small" heart attack. Aggrastat reduces the risk of heart attack by 47% within the first seven days of an episode and 30% within the first month. Aggrastat has gained steadily in the IIb/IIIa antagonist market by targeting hospitals in the United States that treat the vast majority of patients with acute coronary syndrome. About 70% of those targeted have added Aggrastat to their formularies.
  In May 1999, following a six-month priority review, the FDA cleared Vioxx, Merck's once-daily agent that specifically inhibits COX-2, for relief of the signs and symptoms of osteoarthritis, management of acute pain in adults and treatment of menstrual pain. With its product profile for strength, safety and once-daily simplicity, Vioxx remains the country's fastest growing prescription arthritis medicine. In the product's first seven months, U.S. physicians wrote more than five million prescriptions. Vioxx is also enjoying success in the 47 other countries in which it has been launched. Vioxx was the first agent that specifically inhibits COX-2 to receive mutual recognition approval for marketing in all of the European Union countries and quickly became the most successful pharmaceutical launch in the United Kingdom after its introduction. In September 1999, Merck entered into an agreement with a leader in dental products to co-promote Vioxx to U.S. dentists, periodontists and oral surgeons. The Company is conducting extensive clinical studies with Vioxx to evaluate its efficacy in the treatment of rheumatoid arthritis and in the prevention and treatment of Alzheimer's disease. Merck also has begun studies in patients with colon polyps
- a broad population at risk of developing colon cancer. Reducing the number of these polyps may reduce the incidence of colon cancer.
  A group of mature products, including Pepcid, Mevacor, Vasotec, Timoptic and Noroxin, while still contributing to 1999 revenues, declined in unit volume due to generic and therapeutic competition.
  In 1998, sales of Merck human health products grew 11%, including a five point increase attributable to the restructuring of AMI. Foreign exchange rates had a three percentage point unfavorable effect on sales growth, while price changes had essentially no effect. Domestic sales growth was 17%, including a nine point increase attributable to the restructuring of AMI, while foreign sales grew 4% including a seven percentage point unfavorable effect from exchange. The unit volume growth from sales of Merck human health products was paced by established products, including Zocor, Prinivil, Proscar and M-M-R II, newer products, including Cozaar, Hyzaar, Fosamax, Crixivan, Varivax, Vaqta, Comvax and Trusopt, as well as the 1998 product launches of Singulair, Propecia, Maxalt, Cosopt and Aggrastat.
  Merck-Medco sales contributed significantly to 1999 and 1998 sales growth. By continuing to invest in the development of important clinical programs, including high-cost, high-risk diseases, enhanced information management systems and communications technologies, including Internet initiatives, Merck-Medco has strengthened its leadership position in managing prescription drug care. By year-end, more than 700,000 plan members had logged on to the Company's Internet web site (merckmedco.com) and Company mail service pharmacies were dispensing about 250,000 prescriptions monthly that members had ordered online. The number of prescriptions managed by Merck-Medco grew to more than 370 million in 1999, up 16% from 322 million prescriptions in 1998.

Costs, Expenses and Other
--------------------------------------------------------------------------
($ in millions)              1999    Change       1998  Change        1997
--------------------------------------------------------------------------
Materials and
   production.........  $17,534.2      +26%  $13,925.4    +18%   $11,790.3
Marketing and
   administrative.....    5,199.9      +15%    4,511.4    + 5%     4,299.2
Research and
   development........    2,068.3      +14%    1,821.1    + 8%     1,683.7
Acquired research.....       51.1      -95%    1,039.5       *          --
Equity income
   from affiliates....     (762.0)     -14%     (884.3)   +21%      (727.9)
Gains on sales
   of businesses......         --         *   (2,147.7)      *      (213.4)
Other (income)
   expense, net.......        3.0      -99%      499.7    +46%       342.7
--------------------------------------------------------------------------
                        $24,094.5      +28%  $18,765.1    + 9%   $17,174.6
==========================================================================
* 100% or greater

  In 1999, materials and production costs increased 26%, compared to a 22% sales growth rate. The higher growth rate in these costs over the sales volume growth is primarily attributable to growth in Merck-Medco's historically lower-margin business. Excluding the effect of exchange and inflation, these costs increased 17%, the same as the unit sales volume growth in 1999.

36  Merck & Co., Inc. 1999 Annual Report  Financial Section

In 1998, materials and production costs increased 18%. Adjusting for the effects of the 1997 formation of the Merial joint venture and the sale of the crop protection business, materials and production costs increased 19%, compared to a 16% sales growth rate on the same basis. Adjusting for the aforementioned effects, and excluding exchange and inflation, these costs increased 12%, compared to a 13% unit sales volume gain in 1998.
  Marketing and administrative expenses increased 15% in 1999. Excluding the effect of exchange and inflation, these expenses increased 13%, including a 10 point increase attributable to marketing expenses, primarily in support of recent product launches including the 1999 launch of Vioxx. Marketing and administrative expenses increased 5% in 1998. Adjusting for the effects of the 1997 formation of the Merial joint venture and the sale of the crop protection business, these expenses increased 9%. Adjusting for the aforementioned effects, and excluding exchange and inflation, these expenses also increased 9%, primarily due to the commitment of resources to support recent product launches, including five new products in 1998, expansion of sales forces in the United States and several key international markets, and investments in information technology initiatives by Merck-Medco. Marketing and administrative expenses as a percentage of sales were 16% in 1999, 17% in 1998 and 18% in 1997. The improvement in these ratios primarily reflects the lower growth of marketing and administrative costs relative to Merck-Medco sales growth.
  Research and development expenses increased 14% in 1999. Excluding the effect of exchange and inflation, these expenses increased 10%. Research and development expenses increased 8% in 1998. Adjusting for the effects of the 1997 formation of the Merial joint venture and sale of the crop protection business, these expenses increased 10%. Adjusting for the aforementioned effects, and excluding the effects of exchange and inflation, these expenses increased 8%.
  Research and development in the pharmaceutical industry is inherently a long-term process. The following data show an unbroken trend of year-to-year increases in research and development spending. For the period 1990 to 1999, the compounded annual growth rate in research and development was 11%. Research and development expenses for 2000 are estimated to approximate $2.4 billion.

                               R&D Expenditures
                            ---------------------
                               ($ in millions)

                      Year             Total R&D Expenditures
                      ----             ----------------------

                      1990                   $  854
                      1991                      988
                      1992                    1,112
                      1993                    1,173
                      1994                    1,231
                      1995                    1,331
                      1996                    1,487
                      1997                    1,684
                      1998                    1,821
                      1999                    2,068

    In 1999, in connection with the acquisition of SIBIA Neurosciences, Inc. (SIBIA), the Company recorded a pretax and after-tax charge of $51.1 million for acquired research associated with specific research projects for which, at the acquisition date, technological feasibility had not been established and no alternative future use existed. (See Note 3 to the consolidated financial statements for further information.)
    In 1998, in connection with the restructuring of AMI, the Company recorded a $1.04 billion charge for acquired research associated with 10 product candidates in Phase II or later stages of development and U.S. rights to future Astra products which had not yet entered Phase II, and for which, at the acquisition date, technological feasibility had not been established and no alternative future use existed. (See Note 4 to the consolidated financial statements for further information.)
    Equity income from affiliates reflects the favorable performance of our joint ventures, and beginning in the second half of 1998, partnership returns from AZLP, which are recorded on a pretax basis, as well as the absence of equity income from DMPC following the Company's third quarter 1998 sale of its one-half interest.
    The Company recorded a pretax gain of $2.15 billion ($1.25 billion after tax) on the sale of its one-half interest in DMPC in the third quarter of 1998. (See Note 3 to the consolidated financial statements for further information.) This gain was substantially offset on an after-tax basis by a $1.04 billion pretax and after-tax charge for acquired research in connection with the restructuring of AMI and $338.6 million of pretax other charges ($193.1 million after tax). These other charges,which are included in Other (income) expense, net, were primarily for environmental remediation costs and asset write-offs, principally deferred start-up costs which were expensed in accordance with the Company's adoption of Statement of Position No. 98-5,"Reporting on the Costs of Start-up Activities."
    In 1997, the Company recorded a pretax gain of $213.4 million on the sale of its crop protection business. (See Note 3 to the consolidated financial statements for further information.) This gain was substantially offset by $207.3 million of pretax charges included in Other (income) expense, net, primarily for the loss on sale of assets, endowment of The Merck Company Foundation and environmental remediation costs.
    In 1999, other expense, net, decreased primarily due to $411.0 million of income associated with the Lump Sum Payment from Astra, partially offset by a reserve related to disputed proceeds and $110.0 million of charges, primarily for endowment of both The Merck Company Foundation and The Merck Genome Research Institute, as approved by the Board of Directors based on projected future operating requirements of these organizations, and provisions for the settlement of claims. Also contributing to the decrease was $77.9 million of income resulting from the reversal of a restructuring reserve established in 1995 for the anticipated 1999 closure of a manufacturing facility and the absence of $338.6 million of charges recorded in 1998. These decreases were also partially offset by higher interest expense, increased minority interest expense reflecting a full year of dividends paid to Astra on preferred stock of a subsidiary and a full year of amortization of goodwill and other intangibles resulting from the 1998 restructuring of AMI. In 1998, other expense, net, increased primarily due to the aforementioned $338.6 million of charges, increased amortization of goodwill and other intangibles arising from the restructuring of AMI, increased minority interest expense reflecting dividends
                      Merck & Co., Inc. 1999 Annual Report Financial Section 37 paid to Astra on preferred stock of a subsidiary and higher interest expense. This increase was partially offset by higher interest income benefiting from the proceeds from the sale of the Company's one-half interest DMPC and $207.3 million of charges recorded in 1997, which sustantially offset the gain on the sale of the crop protection business. (See Notes 4 and 14 to the consolidated financial statements for further information.)

Earnings
--------------------------------------------------------------------------------
($ in millions except
per share amounts)               1999  Change       1998    Change       1997
--------------------------------------------------------------------------------
Net income................. $ 5,890.5    +12%   $5,248.2      +14%   $4,614.1
   As a % of sales.........      18.0%              19.5%                19.5%
   As a % of average
      total assets.........      17.5%              18.2%                18.5%
Earnings per
   common share
   assuming dilution.......     $2.45    +14%      $2.15      +15%      $1.87
================================================================================

  Net income was up 12% in 1999 and 14% in 1998. Net income as a percentage of sales was 18.0% in 1999, compared to 19.5% in 1998 and 1997. The decline in the ratio from 1998 is principally due to a higher growth rate in Medco's historically lower-margin business and the commitment of resources to support recent product launches, including the 1999 launch of Vioxx. Foreign currency exchange had a one percentage point unfavorable effect as compared to a four percentage point unfavorable effect in 1998. The Company's effective income tax rate in 1999 was 31.7%, compared to 35.5% in 1998 and 28.6% in 1997. The lower effective tax rate in 1999 was primarily driven by the absence of 1998 nonrecurring items, principally the nondeductibility of the acquired research charge in connection with the restructuring of AMI and the state tax cost of the gain on the sale of the Company's one-half interest in DMPC. This impact was partially offset by the 1999 nondeductibility of both the goodwill write-off resulting from the AstraZeneca merger and the acquired research charge in connection with the SIBIA acquisition. The higher effective rate in 1998 versus 1997 principally relates to the aforementioned 1998 nonrecurring items. The increased tax rate in 1998 substantially offset the growth in pretax income from these items, resulting in no significant effect on net income growth. Net income as a percentage of average total assets was 17.5% in 1999, 18.2% in 1998 and 18.5% in 1997. Earnings per common share assuming dilution grew 14% in 1999, compared to 15% in 1998. In 1999 and 1998, earnings per common share assuming dilution increased at a faster rate than net income as a result of treasury stock purchases.

                 Distribution of 1999 Sales and Equity Income
                 --------------------------------------------

                                                                  Splits
                                                                  ------
Raw Materials and Production Costs                                  52%
Operating Expenses                                                  23%
Taxes and Net Interest                                               7%
Dividends                                                            8%
Retained Earnings                                                   10%
                                                                  ------
                Total                                              100%
                                                                  ======

Environmental and Other Matters

The Company believes that it is in compliance in all material respects with applicable environmental laws and regulations. In 1999, the Company incurred capital expenditures of approximately $101.7 million for environmental protection facilities. Capital expenditures for this purpose are forecasted to exceed $600.0 million for the years 2000 through 2004. In addition, the Company's operating and maintenance expenditures for pollution control were approximately $74.2 million in 1999. Expenditures for this purpose for the years 2000 through 2004 are forecasted to exceed $428.0 million.
      The Company is a party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, as well as under other federal and state statutes. The Company is also remediating environmental contamination resulting from past industrial activity at certain of its sites and has taken an active role in identifying and providing for these costs. In management's opinion, the liabilities for all environmental matters which are probable and reasonably estimable have been accrued. Expenditures for remediation and environmental liabilities were $28.2 million in 1999, and are estimated at $232.0 million for the years 2000 through 2004. These amounts do not consider potential recoveries from insurers or other parties. Although it is not possible to predict with certainty the outcome of these environmental matters, or the ultimate costs of remediation, management does not believe that any reasonably possible expenditures that may be incurred in excess of those provided should result in a materially adverse effect on the Company's financial position, results of operations, liquidity or capital resources for any year. (See Note 9 to the consolidated financial statements for further information.)
  In 1994, the Company, along with other pharmaceutical manufacturers and pharmaceutical benefits managers (PBMs), received a notice from the Federal Trade Commission (FTC) that it intended to investigate agreements, alliances, activities and acquisitions involving pharmaceutical manufacturers and PBMs. In August 1998, the Company and Merck-Medco reached an agreement with the FTC which resolves their portion of the investigation. The agreement formalizes the policies and practices the Company and Merck-Medco voluntarily adopted over four years ago governing the operation of their businesses. The agreement will not affect how the Company and Merck-Medco currently compete in the marketplace, serve their customers or conduct business with third parties. Accordingly, the Company does not believe that the agreement will have a materially adverse effect on the Company's financial position, results of operations or liquidity.
  In 1996, the Company, along with other pharmaceutical manufacturers, received a notice from the FTC that it was conducting an investigation into pricing practices. The Company has cooperated fully with the FTC in this investigation, and believes that it is currently operating in all material respects in accordance with applicable standards. While it is not feasible to predict or determine the outcome of this investigation, management does not believe that it should result in a materially adverse effect on the Company's financial position, results of operations or liquidity.
  The Company initiated a program in 1996 to assess the risks of Year 2000 noncompliance,remediate all non-compliant systems, assess the readiness of key third parties and develop contingency plans. The critical aspects of the Year 2000 readiness program were completed in the third quarter of 1999. The Company has

38 Merck & Co., Inc. 1999 Annual Report Financial Section not experienced any significant business disruptions related to the transition to the Year 2000; however, we will continue to actively monitor our systems and third party suppliers throughout most of the first quarter. Contingency plans are in place to prevent the failure of critical systems from having a material effect on the Company and address the risk of third party noncompliance. Total costs to address the Year 2000 issue were not material to the Company's financial position, results of operations or cash flows.

Capital Expenditures

Capital expenditures were $2.6 billion in 1999 and $2.0 billion in 1998. Expenditures in the United States were $2.0 billion in 1999 and $1.4 billion in 1998. Expenditures during 1999 included $1.0 billion for production facilities, $664.5 million for research and development facilities, $101.7 million for envi-ronmental projects, and $784.4 million for administrative, safety and general site projects. Capital expenditures approved but not yet spent at December 31, 1999 were $2.5 billion. Capital expenditures for 2000 are estimated to be $2.8 billion.
  Depreciation was $771.2 million in 1999 and $700.0 million in 1998, of which $552.3 million and $512.3 million, respectively, applied to locations in the United States.

                             Capital Expenditures
                             --------------------
                                ($ in millions)

                     Year            Capital Expenditures
                     ----            --------------------
                     1990                    $  671
                     1991                     1,042
                     1992                     1,067
                     1993                     1,013
                     1994                     1,009
                     1995                     1,005
                     1996                     1,197
                     1997                     1,449
                     1998                     1,973
                     1999                     2,561


Analysis of Liquidity and Capital Resources

Cash provided by operations continues to be the Company's primary source of funds to finance operating needs and capital expenditures. In 1999, pretax cash flows from operations were $8.6 billion, reflecting the continued growth of the Company's earnings. This cash was used to fund capital expenditures of $2.6 billion, to pay Company dividends of $2.6 billion and to partially fund the purchase of treasury shares. At December 31, 1999, the total of worldwide cash and investments was $8.0 billion, including $3.2 billion in cash, cash equivalents and short-term investments, and $4.8 billion of long-term investments. The above totals include $1.2 billion in cash and investments held by Banyu Pharmaceutical Co., Ltd., in which the Company has a 50.87% ownership interest.

Selected Data
--------------------------------------------------------------------------------
($ in millions)                                 1999      1998      1997
--------------------------------------------------------------------------------
Working capital........................... $ 2,500.4  $4,159.7  $2,644.4
Total debt to total liabilities
   and equity.............................      16.8%     12.1%      8.7%
Cash provided by operations
   to total debt..........................     1.0:1     1.4:1     2.8:1
================================================================================

  Working capital levels are more than adequate to meet the operating requirements of the Company. Working capital in 1998 reflects proceeds of $2.6 billion from the sale of the Company's one-half interest in DMPC and $1.38 billion from the issuance of a long-term note to Astra. These proceeds were used to fund a portion of the Company's stock repurchase program and for other general corporate purposes.
  Debt levels were affected by the issuance of $2.2 billion of commercial paper borrowings in 1999 and the issuances of the $1.38 billion note to Astra and two $500.0 million debentures in 1998, increasing the ratio of total debt to total liabilities and equity. The ratio of cash provided by operations to total debt, although impacted by these debt issuances, still reflects the ability of the Company to cover its debt obligations.
  In July 1998, the Board of Directors approved purchases of up to $5.0 billion of Merck shares. From 1997 to 1999, the Company purchased $5.9 billion of treasury shares under previously authorized completed programs, and $3.9 billion under the 1998 program. Total treasury stock purchased in 1999 was $3.6 billion. For the period 1990 to 1999, the Company has purchased 469.0 million shares at a total cost of $16.7 billion. In February 2000, the Board of Directors approved purchases of up to an additional $10.0 billion of Merck shares.
  In 1997, Merck filed a $1.5 billion shelf registration with the Securities and Exchange Commission for the issuance of debt securities, increasing available capacity under such filings to $1.7 billion. In both February and November
1998, the Company issued $500.0 million of 30-year debentures under the shelf, bearing coupons of 6.4% and 6.0%, respectively, payable semi-annually. The remaining capacity under the shelf is $.7 billion at December 31, 1999. Also in 1997, the Company established a $1.5 billion Euro Medium Term Note program, under which no securities have been issued. Proceeds from the sale of these securities are to be used for general corporate purposes.
  The Company's strong financial position, as evidenced by its triple-A credit ratings from Moody's and Standard & Poor's on outstanding debt issues, provides a high degree of flexibility in obtaining funds on competitive terms. The ability to finance ongoing operations primarily from internally generated funds is desirable because of the high risks inherent in research and development required to develop and market innovative new products and the highly competitive nature of the pharmaceutical industry.
  A significant portion of the Company's cash flows are denominated in foreign currencies. Merck relies on sustained cash flows generated from foreign sources to support its long-term commitment to U.S. dollar-based research and develop-ment. To the extent the dollar value of cash flows is diminished as a result of a strengthening dollar, the Company's ability to fund research and other dollar-based strategic initiatives at a consistent level may be impaired. To protect against the reduction in value of foreign currency cash flows, Merck has instituted balance sheet and revenue hedging programs to partially hedge this risk.

                      Merck & Co., Inc. 1999 Annual Report  Financial Section 39

  The objective of the balance sheet hedging program is to protect the U.S. dollar value of foreign currency denominated net monetary assets from the effects of volatility in foreign exchange that might occur prior to their conversion to U.S. dollars. To achieve this objective, the Company will hedge foreign currency risk on monetary assets and liabilities where hedging is cost beneficial. Merck seeks to fully hedge exposure denominated in developed country currencies, primarily the euro, Japanese yen and Canadian dollar, and will either partially hedge or not hedge at all exposure in other currencies, particularly exposure in hyperinflationary countries where hedging instruments may not be available at any cost. The Company will minimize the effect of exchange on unhedged exposure, principally by managing operating activities and net asset positions at the local level. Merck manages its net asset exposure principally with forward exchange contracts. These contracts enable the Company to buy and sell foreign currencies in the future at fixed exchange rates. For net monetary assets hedged, forward contracts offset the consequences of changes in foreign exchange on the amount of U.S. dollar cash flows derived from the net assets. Contracts used to hedge net monetary asset exposure have average maturities at inception of less than one year. A sensitivity analysis to changes in the value of the U.S. dollar on foreign currency denominated derivatives and monetary assets and liabilities indicated that if the U.S. dollar uniformly weakened by 10% against all currency exposures of the Company at December 31, 1999 and 1998, Income before taxes would have declined by $2.5 million and $53.9 million, respectively. Since Merck is in a net short position relative to its major foreign currencies after consideration of forward contracts, a uniform weakening of the U.S. dollar will yield the largest overall potential net loss in earnings due to exchange. This measurement assumes that a change in one foreign currency relative to the U.S. dollar would not affect other foreign currencies relative to the U.S. dollar. Although not predictive in nature, the Company believes that a 10% threshold reflects reasonably possible near-term changes in Merck's major foreign currency exposures relative to the U.S. dollar. The balance sheet hedging program has significantly reduced the volatility of U.S. dollar cash flows derived from foreign currency denominated net monetary assets. The cash flows from these contracts are reported as operating activities in the Consolidated Statement of Cash Flows.
  The objective of the revenue hedging program is to reduce the potential for longer-term unfavorable changes in foreign exchange to decrease the U.S. dollar value of future cash flows derived from foreign currency denominated sales, primarily the euro and Japanese yen. To achieve this objective, the Company will partially hedge forecasted sales that are expected to occur over its planning cycle, typically no more than three years into the future. The Company will layer in hedges over time, increasing the portion of sales hedged as it gets closer to the expected date of the transaction. The portion of sales hedged is based on assessments of cost-benefit profiles that consider natural offsetting exposures, revenue and exchange rate volatilities and correlations, and the cost of hedging instruments. Merck manages its forecasted transaction exposure principally with purchased local currency put options. On the forecasted transactions hedged, these option contracts effectively reduce the potential for a strengthening U.S. dollar to decrease the future U.S. dollar cash flows derived from foreign currency denominated sales. Purchased local currency put options provide the Company with a right, but not an obligation, to sell foreign currencies in the future at a predetermined price. If the value of the U.S. dollar weakens relative to other major currencies when the options mature, the options would expire unexercised, enabling the Company to benefit from favorable movements in exchange, except to the extent of premiums paid for the contracts. While a weaker U.S. dollar would result in a net benefit, the market value of the Company's hedges would have declined by $86.7 million and $86.3 million, respectively, from a uniform 10% weakening of the U.S. dollar at December 31, 1999 and 1998. The market value was determined using a foreign exchange option pricing model and holding all factors except exchange rates constant. Since Merck uses purchased local currency put options, a uniform weakening of the U.S. dollar will yield the largest overall potential loss in the market value of these options. The December 31, 1999 measurement included written euro put options with terms identical to deep-in-the-money purchased put options. The changes in market value of the written options equally offset market value changes of the purchased options. The sensitivity measurement assumes that a change in one foreign currency relative to the U.S. dollar would not affect other foreign currencies relative to the U.S. dollar. Although not predictive in nature, the Company believes that a 10% threshold reflects reasonably possible near-term changes in Merck's major foreign currency exposures relative to the U.S. dollar. Over the last three years, the program has reduced the volatility of cash flows and mitigated the loss in value of cash flows during periods of relative strength in the U.S. dollar for the portion of revenues hedged. The cash flows from these contracts are reported as operating activities in the Consolidated Statement of Cash Flows.
  In addition to the balance sheet and revenue hedging programs, the Company hedges interest rates on certain variable rate foreign currency denominated investing transactions. Cross-currency interest rate swap contracts are used, which, in addition to exchanging cash flows derived from interest rates on the underlying financial instruments for those derived from interest rates inherent in the contracts, exchange currencies at both inception and termination of the contracts. These swap contracts allow the Company to receive variable rate returns and limit foreign exchange risk. The cash flows from these contracts are reported as operating activities in the Consolidated Statement of Cash Flows.
  The Company's investment portfolio is principally exposed to short- to medium-term U.S. dollar fixed interest rates. The Company's debt portfolio is principally exposed to medium- to long-term U.S. dollar fixed interest rates. A sensitivity analysis to measure potential changes in the market value of the Company's investments and debt from a change in interest rates indicated that a one percentage point increase in interest rates at December 31, 1999 and 1998 would have positively impacted the net aggregate market value of these instruments by $205.0 million and $424.8 million, respectively. A one percentage point decrease at December 31, 1999 and 1998 would have negatively impacted the net aggregate market value by $266.5 million and $616.6 million, respectively. The fair value of the Company's debt was determined using pricing models reflecting one percentage point shifts in the appropriate yield curves. The fair value of the Company's investments was determined using a combination of pricing and duration models. Whereas duration is a linear approximation that works well for modest changes in yields and generates a symmetrical result,

40 Merck & Co., Inc. 1999 Annual Report Financial Section pricing models reflecting the convexity of the price/yield relationship provide greater precision and reflect the asymmetry of price movements for interest rate changes in opposite directions. The impact of convexity is more pronounced in longer-term maturities and low interest rate environments. The reduced sensitivities at December 31, 1999 compared to the prior year were principally due to the shorter weighted average maturity of the Company's debt portfolio and higher interest rates.

Recently Issued Accounting Standards

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133). The Statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at fair value and that changes in fair value be recognized currently in earnings, unless specific hedge accounting criteria are met. In June 1999, the FASB issued Statement No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, which delays the required adoption of FAS 133 to fiscal 2001. The timing of adoption of FAS 133 and effect on the Company's financial position or results of operations have not yet been determined.

Cautionary Factors That May Affect Future Results

This annual report and other written reports and oral statements made from time to time by the Company may contain so-called "forward-looking statements," all of which are subject to risks and uncertainties. One can identify these forward-looking statements by their use of words such as "expects," "plans," "will," "estimates," "forecasts," "projects" and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. These statements are likely to address the Company's growth strategy, financial results, product approvals and development programs. One must carefully consider any such statement and should understand that many factors could cause actual results to differ from the Company's forward-looking statements. These factors include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially.
  The Company does not assume the obligation to update any forward-looking statement. One should carefully evaluate such statements in light of factors described in the Company's filings with the Securities and Exchange Commission, especially on Forms 10-K, 10-Q and 8-K (if any). In Item 1 of the Company's annual report on Form 10-K for the year ended December 31, 1999, which will be filed in March 2000, the Company discusses in more detail various important factors that could cause actual results to differ from expected or historic results. The Company notes these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. Prior to the filing of the Form 10-K for the year ended December 31, 1999, reference should be made to Item 1 of the Company's annual report on Form 10-K for the year ended December 31, 1998. One should understand that it is not possible to predict or identify all such factors. Consequently, the reader should not consider any such list to be a complete statement of all potential risks or uncertainties.

Condensed Interim Financial Data
------------------------------------------------------------------------------------------
($ in millions except
per share amounts)                              4th Q       3rd Q       2nd Q      1st Q
------------------------------------------------------------------------------------------
1999
------------------------------------------------------------------------------------------
Sales.....................................  $ 8,963.4   $ 8,195.7   $ 8,018.2  $ 7,536.7
Materials and production
   costs..................................    4,644.0     4,365.9     4,370.2    4,154.2
Marketing/administrative
   expenses...............................    1,588.6     1,272.7     1,184.4    1,154.3
Research/development
   expenses...............................      627.9       516.0       482.7      441.8
Acquired research.........................         --        51.1          --         --
Equity income from
   affiliates.............................     (180.4)     (227.1)     (179.6)    (174.8)
Other (income)
   expense, net...........................       71.9       (17.6)     (170.1)     118.4
Income before taxes.......................    2,211.4     2,234.7     2,330.6    1,842.8
Net income................................    1,573.2     1,539.6     1,478.1    1,299.6
Basic earnings per
   common share...........................       $.68        $.65        $.63       $.55
Earnings per common
   share assuming dilution.................      $.66        $.64        $.61       $.54
------------------------------------------------------------------------------------------
1998
------------------------------------------------------------------------------------------
Sales.....................................   $7,530.7    $6,838.3    $6,470.4   $6,058.8
Materials and production
   costs..................................    3,762.3     3,544.1     3,383.4    3,235.6
Marketing/administrative
   expenses...............................    1,370.2     1,087.2     1,058.8      995.1
Research/development
   expenses...............................      541.2       450.4       441.0      388.5
Acquired research.........................         --     1,039.5          --         --
Equity income from
   affiliates.............................     (176.6)     (210.5)     (271.1)    (226.1)
Gains on sales of
   businesses.............................         --    (2,147.7)         --         --
Other (income)
   expense, net...........................       77.1       360.0        32.2       30.5
Income before taxes.......................    1,956.5     2,715.3     1,826.1    1,635.2
Net income................................    1,400.7     1,367.0     1,316.1    1,164.4
Basic earnings per
   common share...........................       $.60        $.57        $.55       $.49
Earnings per common
   share assuming dilution................       $.58        $.56        $.54       $.47
============================================================================================

   In the chart above, amounts for the third and fourth quarters of 1998 were affected by the restructuring of the ownership and operations of AMI and the sale of the Company's one-half interest in DMPC.

Dividends Paid per Common Share
--------------------------------------------------------------------------------
                                   Year  4th Q       3rd Q     2nd Q       1st Q
--------------------------------------------------------------------------------
1999......................... $1.10       $.29    $.27      $.27        $.27
1998.........................   .94 1/2    .27     .22 1/2   .22 1/2     .22 1/2
================================================================================

Common Stock Market Prices
--------------------------------------------------------------------------------
1999                              4th Q        3rd Q       2nd Q          1st Q
--------------------------------------------------------------------------------
High.........................   $81 1/8    $75 15/16    $85 1/16     $87 3/8
Low..........................    64 1/2     60 15/16     66           67  15/32
--------------------------------------------------------------------------------
1998
--------------------------------------------------------------------------------
High.........................   $80 7/8    $69 9/16     $67  1/8     $66  13/32
Low..........................    60 13/16   57 1/2       55  3/4      50  11/16
================================================================================

  The principal market for trading of the common stock is the New York Stock Exchange under the symbol MRK.

                      Merck & Co., Inc. 1999 Annual Report  Financial Section 41

-----------------------------------------------------------------------------------------------------------------------------------
Consolidated Statement of Income
-----------------------------------------------------------------------------------------------------------------------------------
Merck & Co., Inc. and Subsidiaries
Years Ended December 31
($ in millions except per share amounts)                                                         1999           1998           1997
-----------------------------------------------------------------------------------------------------------------------------------
Sales ...............................................................................   $    32,714.0  $    26,898.2  $   $23,636.9
-----------------------------------------------------------------------------------------------------------------------------------
Costs, Expenses and Other
Materials and production ............................................................        17,534.2       13,925.4       11,790.3
Marketing and administrative ........................................................         5,199.9        4,511.4        4,299.2
Research and development ............................................................         2,068.3        1,821.1        1,683.7
Acquired research ...................................................................            51.1        1,039.5             --
Equity income from affiliates .......................................................          (762.0)        (884.3)        (727.9)
Gains on sales of businesses ........................................................              --       (2,147.7)        (213.4)
Other (income) expense, net .........................................................             3.0          499.7          342.7
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                             24,094.5       18,765.1       17,174.6
-----------------------------------------------------------------------------------------------------------------------------------
Income Before Taxes .................................................................         8,619.5        8,133.1        6,462.3
Taxes on Income .....................................................................         2,729.0        2,884.9        1,848.2
-----------------------------------------------------------------------------------------------------------------------------------
Net Income ..........................................................................   $     5,890.5  $     5,248.2  $     4,614.1
===================================================================================================================================
Basic Earnings per Common Share .....................................................           $2.51          $2.21          $1.92
===================================================================================================================================
Earnings per Common Share Assuming Dilution .........................................           $2.45          $2.15          $1.87
===================================================================================================================================


-----------------------------------------------------------------------------------------------------------------------------------
Consolidated Statement of Retained Earnings
-----------------------------------------------------------------------------------------------------------------------------------
Merck & Co., Inc. and Subsidiaries
Years Ended December 31
($ in millions)                                                                                  1999           1998           1997
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1 ..................................................................    $   20,186.7   $   17,291.5   $   14,772.2
-----------------------------------------------------------------------------------------------------------------------------------
Net Income ..........................................................................         5,890.5        5,248.2        4,614.1
Common Stock Dividends Declared .....................................................        (2,629.3)      (2,353.0)      (2,094.8)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31 ................................................................    $   23,447.9   $   20,186.7   $   17,291.5
===================================================================================================================================


-----------------------------------------------------------------------------------------------------------------------------------
Consolidated Statement of Comprehensive Income
-----------------------------------------------------------------------------------------------------------------------------------
Merck & Co., Inc. and Subsidiaries
Years Ended December 31
($ in millions)                                                                                  1999           1998           1997
-----------------------------------------------------------------------------------------------------------------------------------
Net Income ..........................................................................    $    5,890.5   $    5,248.2   $    4,614.1
-----------------------------------------------------------------------------------------------------------------------------------
Other Comprehensive Income (Loss)
Net unrealized gain (loss) on investments,
   net of tax and net income realization ............................................            25.6           (5.6)         (17.6)
Minimum pension liability, net of tax ...............................................             3.8          (24.7)         (12.4)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                 29.4          (30.3)         (30.0)
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive Income ................................................................    $    5,919.9   $    5,217.9   $    4,584.1
===================================================================================================================================



The accompanying notes are an integral part of these consolidated financial statements.



42 Merck & Co., Inc. 1999 Annual Report Financial Section

-----------------------------------------------------------------------------------------------------------------------------------
Consolidated Balance Sheet
-----------------------------------------------------------------------------------------------------------------------------------
Merck & Co., Inc. and Subsidiaries
December 31
($ in millions)                                                                                            1999             1998
-----------------------------------------------------------------------------------------------------------------------------------
Assets
-----------------------------------------------------------------------------------------------------------------------------------
Current Assets
Cash and cash equivalents..........................................................................   $ 2,021.9        $ 2,606.2
Short-term investments.............................................................................     1,180.5            749.5
Accounts receivable................................................................................     4,089.0          3,374.1
Inventories........................................................................................     2,846.9          2,623.9
Prepaid expenses and taxes.........................................................................     1,120.9            874.8
-----------------------------------------------------------------------------------------------------------------------------------
Total current assets...............................................................................    11,259.2         10,228.5
-----------------------------------------------------------------------------------------------------------------------------------
Investments........................................................................................     4,761.5          3,607.7
-----------------------------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment (at cost)
Land...............................................................................................       259.2            228.8
Buildings..........................................................................................     4,465.8          3,664.0
Machinery, equipment and office furnishings........................................................     7,385.7          6,211.7
Construction in progress...........................................................................     2,236.3          1,782.1
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       14,347.0         11,886.6
Less allowance for depreciation....................................................................     4,670.3          4,042.8
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        9,676.7          7,843.8
-----------------------------------------------------------------------------------------------------------------------------------
Goodwill and Other Intangibles (net of accumulated amortization
 of $1,488.7 million in 1999 and $1,123.9 million in 1998).........................................     7,584.2          8,287.2
-----------------------------------------------------------------------------------------------------------------------------------
Other Assets.......................................................................................     2,353.3          1,886.2
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      $35,634.9        $31,853.4
===================================================================================================================================
Liabilities and Stockholders' Equity
-----------------------------------------------------------------------------------------------------------------------------------
Current Liabilities
Accounts payable and accrued liabilities...........................................................   $ 4,158.7        $ 3,682.1
Loans payable and current portion of long-term debt................................................     2,859.0            624.2
Income taxes payable...............................................................................     1,064.1          1,125.1
Dividends payable..................................................................................       677.0            637.4
-----------------------------------------------------------------------------------------------------------------------------------
Total current liabilities..........................................................................     8,758.8          6,068.8
-----------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt.....................................................................................     3,143.9          3,220.8
-----------------------------------------------------------------------------------------------------------------------------------
Deferred Income Taxes and Noncurrent Liabilities...................................................     7,030.1          6,057.0
-----------------------------------------------------------------------------------------------------------------------------------
Minority Interests.................................................................................     3,460.5          3,705.0
-----------------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity
Common stock, one cent par value
 Authorized - 5,400,000,000 shares
 Issued - 2,968,030,509 shares - 1999
        - 2,967,851,980 shares - 1998..............................................................        29.7             29.7
Other paid-in capital..............................................................................     5,920.5          5,614.5
Retained earnings..................................................................................    23,447.9         20,186.7
Accumulated other comprehensive income (loss)......................................................         8.1            (21.3)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       29,406.2         25,809.6
Less treasury stock, at cost
 638,953,059 shares - 1999
 607,399,428 shares - 1998.........................................................................    16,164.6         13,007.8
-----------------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity.........................................................................    13,241.6         12,801.8
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      $35,634.9        $31,853.4
===================================================================================================================================


The accompanying notes are an integral part of this consolidated financial statement.



                       Merck & Co., Inc. 1999 Annual Report Financial Section 43

---------------------------------------------------------------------------------------------------------------------------
Consolidated Statement of Cash Flows
---------------------------------------------------------------------------------------------------------------------------
Merck & Co., Inc. and Subsidiaries
Years Ended December 31
($ in millions)                                                                               1999        1998        1997
---------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Income before taxes................................................................      $ 8,619.5  $  8,133.1  $  6,462.3
Adjustments to reconcile income before taxes to cash
 provided from operations before taxes:
  Acquired research................................................................           51.1     1,039.5          --
  Gains on sales of businesses.....................................................             --    (2,147.7)     (213.4)
  Depreciation and amortization....................................................        1,144.8     1,015.1       837.1
  Other............................................................................         (547.7)      156.6       528.4
  Net changes in assets and liabilities:
   Accounts receivable.............................................................         (752.9)     (579.1)     (271.7)
   Inventories.....................................................................         (223.0)     (409.5)      (53.5)
   Accounts payable and accrued liabilities........................................          404.5       250.1       321.8
   Noncurrent liabilities..........................................................         (150.9)      (13.0)      (29.4)
   Other...........................................................................           69.9         9.8        29.9
---------------------------------------------------------------------------------------------------------------------------
Cash Provided by Operating Activities Before Taxes.................................        8,615.3     7,454.9     7,611.5
Income Taxes Paid..................................................................       (2,484.6)   (2,126.6)   (1,294.9)
---------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities..........................................        6,130.7     5,328.3     6,316.6
---------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities
Capital expenditures...............................................................       (2,560.5)   (1,973.4)   (1,448.8)
Purchase of securities, subsidiaries and other investments.........................      (42,211.2)  (29,675.4)  (22,986.7)
Proceeds from sale of securities, subsidiaries and other investments...............       40,308.7    28,618.9    22,075.4
Proceeds from relinquishment of certain AstraZeneca product rights.................        1,679.9          --          --
Proceeds from sales of businesses..................................................             --     2,586.2       910.0
Other..............................................................................          (33.9)      432.3      (152.6)
---------------------------------------------------------------------------------------------------------------------------
Net Cash Used by Investing Activities..............................................       (2,817.0)      (11.4)   (1,602.7)
---------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
Net change in short-term borrowings................................................        2,137.9      (457.2)      431.3
Proceeds from issuance of debt.....................................................           11.6     2,379.5       653.1
Payments on debt...................................................................          (17.5)     (340.6)     (590.0)
Redemption of preferred stock of subsidiary........................................             --          --    (1,000.0)
Purchase of treasury stock.........................................................       (3,582.1)   (3,625.5)   (2,572.8)
Dividends paid to stockholders.....................................................       (2,589.7)   (2,253.1)   (2,039.9)
Proceeds from exercise of stock options............................................          322.9       490.1       413.3
Other..............................................................................         (152.5)     (114.1)     (153.9)
---------------------------------------------------------------------------------------------------------------------------
Net Cash Used by Financing Activities..............................................       (3,869.4)   (3,920.9)   (4,858.9)
---------------------------------------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash and Cash Equivalents.......................          (28.6)       85.1       (82.3)
---------------------------------------------------------------------------------------------------------------------------
Net (Decrease) Increase in Cash and Cash Equivalents...............................         (584.3)    1,481.1      (227.3)
---------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at Beginning of Year.....................................        2,606.2     1,125.1     1,352.4
---------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year...........................................      $ 2,021.9  $  2,606.2  $  1,125.1
===========================================================================================================================






The accompanying notes are an integral part of this consolidated financial statement.



44 Merck & Co., Inc. 1999 Annual Report Financial Section

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
Merck & Co., Inc. and Subsidiaries
($ in millions except per share amounts)

1.  Nature of Operations

Merck is a global research-driven pharmaceutical company that discovers, develops, manufactures and markets a broad range of human and animal health products, directly and through its joint ventures, and provides pharmaceutical benefit services through Merck-Medco Managed Care (Merck-Medco). Human health products include therapeutic and preventive agents, generally sold by prescription, for the treatment of human disorders. Pharmaceutical benefit services primarily include sales of prescription drugs through managed prescription drug programs as well as services provided through programs to manage patient health and drug utilization.
   Merck sells its human health products and provides pharmaceutical benefit services to drug wholesalers and retailers, hospitals, clinics, government agencies, corporations, labor unions, retirement systems, insurance carriers, managed health care providers such as health maintenance organizations and other institutions.

2.  Summary of Accounting Policies

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. For those consolidated subsidiaries where Merck ownership is less than 100%, the outside stockholders' interests are shown as Minority interests. Investments in affiliates over which the Company has significant influence but not a controlling interest are carried on the equity basis.

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

Revenue Recognition - Revenues from sales of Merck human health products are recognized upon shipment of product. Revenues generated by Merck-Medco's pharmaceutical benefit services, comprised principally of sales of prescription drugs, are recognized, net of certain rebates, upon dispensing of product. Specifically, revenues from plan member orders dispensed at Merck-Medco's mail service pharmacies are recognized when the product is shipped, while revenues from orders dispensed by retail network pharmacies are recognized when the prescription is filled. For the majority of the retail business, Merck-Medco assumes financial risk through having independent contractual arrangements to bill plan sponsors and pay the retail network pharmacy providers. In such cases, revenues are recognized for the amount billed to the plan sponsor. When Merck-Medco acts solely as a liaison to reimburse retail pharmacies on the plan sponsor's behalf, no financial risk has been assumed, and therefore, revenues are recognized only for the amount of the administrative fee received from the plan sponsor.
   Merck-Medco has contracts with multiple pharmaceutical manufacturers that offer rebates on drugs included on Merck-Medco formularies. These rebates are recognized as a credit to cost of sales in the period earned based upon the dispensed volume of specific drugs stipulated in the contracts.

Depreciation - Depreciation is provided over the estimated useful lives of the assets, principally using the straight-line method. For tax purposes, accelerated methods are used. The estimated useful lives primarily range from 10 to 50 years for Buildings, and from 3 to 15 years for Machinery, equipment and office furnishings.

Goodwill and Other Intangibles - Goodwill of $3.8 billion in 1999 and $4.3 billion in 1998 (net of accumulated amortization) represents the excess of acquisition costs over the fair value of net assets of businesses purchased and is amortized on a straight-line basis over periods up to 40 years. Other acquired intangibles principally include customer relationships of $2.6 billion in 1999 and $2.7 billion in 1998 (net of accumulated amortization) that arose in connection with the acquisition of Medco Containment Services, Inc. (renamed Merck-Medco Managed Care) and patent rights approximating $.8 billion in 1999 and $.9 billion in 1998 (net of accumulated amortization) acquired as part of the restructuring of Astra Merck Inc. (AMI). (See Note 4.) These acquired intangibles are recorded at cost and are amortized on a straight-line basis over their estimated useful lives of up to 40 years. The weighted average amortization period for Goodwill and Other Intangibles was 33 years at December 31, 1999 and 1998. The Company reviews goodwill and other intangibles to assess recoverability from future operations using undiscounted cash flows derived from the lowest appropriate asset groupings, generally the subsidiary level. Impairment of enterprise goodwill is typically evaluated at the acquired entity level. Impairments are recognized in operating results to the extent that carrying value exceeds fair value, which is determined based on the net present value of estimated future cash flows.

Stock-Based Compensation - Stock-based compensation is recognized using the intrinsic value method. For disclosure purposes, pro forma net income and earnings per share impacts are provided as if the fair value method had been applied.

Use of Estimates - The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States
(GAAP) and, accordingly, include amounts that are based on management's best estimates and judgments.

Reclassifications - Certain reclassifications have been made to prior year amounts to conform with current year presentation.

3.  Acquisition and Divestitures

On September 2, 1999, the Company acquired the controlling interest in the outstanding common stock of SIBIA Neurosciences, Inc. (SIBIA) and on November 12, 1999, completed the acquisition by obtaining the remaining shares. The purchase price was approximately $97.4 million, consisting of $88.0 million in cash and employee stock options valued at $9.4 million. SIBIA is engaged in the discovery and development of novel molecule therapeutics for the treatment of neurodegenerative,

                      Merck & Co., Inc. 1999 Annual Report Financial Section 45 neuropsychiatric and neurological disorders. The acquisition was accounted for by the purchase method and, accordingly, SIBIA's results of operations have been included with the Company's since the acquisition date. Pro forma information is not provided as the impact of the transaction does not have a material effect on the Company's results of operations for 1999 or 1998. The purchase price allocation resulted in assets acquired of $61.4 million, liabilities assumed of $15.1 million and a charge for acquired research of $51.1 million associated with research projects for which, at the acquisition date, technological feasibility had not been established and no alternative future use existed.
   On July 1, 1998, the Company sold its one-half interest in The DuPont Merck Pharmaceutical Company (DMPC), its joint venture with E.I. du Pont de Nemours and Company (DuPont), to DuPont for $2.6 billion in cash, resulting in a pretax gain of $2.15 billion ($1.25 billion after tax). The joint venture was not significant to the Company's financial position or results of operations. This gain was substantially offset on an after-tax basis by a $1.04 billion pretax and after-tax charge for acquired research (see Note 4) and $338.6 million of pretax other charges ($193.1 million after tax) included in Other (income) expense, net. (See Note 14.)
   In July 1997, the Company sold its crop protection business for $910.0 million to Novartis, resulting in a pretax gain of $213.4 million, after taking into account deferred income related to long-term contractual commitments entered into in connection with the sale of the business. This business was not significant to the Company's financial position or results of operations. This gain was substantially offset by $207.3 million of pretax charges included in Other (income) expense, net. (See Note 14.)

4.  Joint Ventures

In 1982, Merck entered into an agreement with Astra AB (Astra) to develop and market Astra's products under a royalty-bearing license. In 1993, the Company's total sales of Astra products reached a level that triggered the first step in the establishment of a joint venture business carried on by AMI, in which Merck and Astra each owned a 50% share. This joint venture, formed in 1994, developed and marketed most of Astra's new prescription medicines in the United States. Joint venture sales were $1.7 billion for the first six months of 1998 and $2.3 billion for 1997, consisting primarily of Prilosec, the first of a class of medications known as proton pump inhibitors, which slows the production of acid from the cells of the stomach lining.
   On July 1, 1998, Merck and Astra completed the restructuring of the ownership and operations of the joint venture whereby the Company acquired Astra's interest in AMI, renamed KBI Inc. (KBI), for consideration totaling $3.1 billion, including approximately $700.0 million in cash and assumption of a $2.4 billion preferred stock obligation to Astra, which is included in Minority interests in the consolidated financial statements. (See Note 10 for further information.) As a result of the acquisition, the Company fully owned KBI's operating assets and the license rights to make, have made, import, use and sell the existing and future U.S. pharmaceutical compounds of Astra. The Company then contributed KBI's operating assets of $644.3 million, including a $598.0 million step-up in carrying value, to a new U.S. limited partnership, named Astra Pharmaceuticals L.P. (the Partnership) in exchange for a 1% limited partner interest. The contributed assets included KBI's workforce, operating facility, trademarks and information systems. Astra contributed the net assets of its wholly owned subsidiary, Astra USA, Inc., to the Partnership in exchange for a 99% general partner interest. For a franchise fee payment of $230.0 million, the Partnership became the exclusive distributor of the products for which KBI retained rights. The Partnership was renamed AstraZeneca LP (AZLP) upon Astra's 1999 merger with Zeneca Group Plc (the AstraZeneca merger), discussed later.
   Merck's acquisition of Astra's interest in KBI for $3.1 billion was accounted for under the purchase method and, accordingly, 100% of KBI's results of operations have been included with the Company's since July 1, 1998. Pro forma information is not provided as the impact of the transaction did not have a material effect on the Company's results of operations for 1998 and 1997. The purchase price was allocated based upon the fair values of the portion of assets and liabilities acquired. In addition to the 50% step-up in carrying value of KBI's operating assets, purchase price allocations resulted in the recognition of goodwill totaling $825.9 million which is being amortized on a straight-line basis over 20 years and other intangibles, principally the retained U.S. patent rights on in-line products totaling $978.0 million, which are being amortized on a straight-line basis over 10 years. In connection with the acquisition of the remaining 50% of the license rights to product candidates within Astra's research pipeline, the Company recorded a $1.04 billion charge for acquired research associated with 10 product candidates in Phase II or later stages of development and U.S. rights to research projects which had not yet entered Phase II. At the acquisition date, technological feasibility for the product candidates and the pre-Phase II research projects had not been estab-lished and no alternative future use existed. The product candidates were in various therapeutic categories, principally gastrointestinal (comprising over 50% of the charge for Phase II or later stages), respiratory and neurological, with projected U.S. Food and Drug Administration (FDA) approval dates in the years 1999 through 2005. None of these future products is indi-vidually material to the Company. The fair value of the acquired research was determined based upon the present value of each product's projected future cash flows, utilizing an income approach reflecting the appropriate cost of capital. Future cash flows were predominately based on net income forecasts for each product consistent with historical pricing, margins, and expense levels for similar products. Revenues were estimated based on relevant market size and growth factors, expected industry trends, individual product life cycles, and the life of each product's underlying patent. The implied risk adjusted discount rates applied to projected cash flows were based on the Company's weighted average cost of capital, the useful life of each product, the applicable product's stage of completion, as well as its probability of technical and marketing success, and averaged 26%, with a range of 12% to 37%. A cost approach was also utilized to corroborate the values determined under the income approach. In applying the cost approach, consideration was given to the level of research and development expenditures within Astra, the appropriate required rates of return within the market place and the cost of reproduction for the acquired assets. Both of these approaches are appropriate under generally accepted valuation methods and yielded similar results. The research projects considered in the valuation are all subject to the normal risks and uncertainties associated with demonstrating the safety and efficacy required to obtain timely FDA approval. While Merck will benefit from future revenues of successful product candidates, AZLP and Astra will bear all costs to complete the development of these products unless AZLP elects not to pursue a particular product candidate, at which time the Company would bear further development costs at its discretion.


46 Merck & Co., Inc. 1999 Annual Report Financial Section

     While maintaining a 1% limited partner interest in AZLP, Merck enjoys consent and protective rights intended to preserve its business and economic interests, including restrictions on the power of the general partner to make certain distributions or dispositions. Furthermore, in limited events of default, additional rights will be granted to the Company, including powers to direct the actions of, or remove and replace, the Partnership's chief executive officer and chief financial officer. Merck earns certain Partnership returns, which are recorded as Equity income from affiliates, as well as ongoing revenue based on sales of current and future KBI products. The Partnership returns reflect Merck's share of AZLP GAAP earnings and include a preferential return, a priority return and other variable returns which are based, in part, upon sales of certain former Astra USA, Inc. products. The preferential return represents Merck's share of the undistributed AZLP GAAP earnings which is expected to approximate $275.0 million annually through 2008. The priority return is an amount provided for in the Partnership agreement that varies based upon the fiscal year, applicable income tax rates and the occurrence of a partial redemption of our limited partner interest. We expect this return to approximate $300.0 million annually, subject to availability of sufficient Partnership profits. The AstraZeneca merger triggers a partial redemption of Merck's limited partnership interest in 2008, reducing this amount to approximately $210.0 million annually at that time. Upon the partial redemption of the Company's limited partner interest, AZLP will distribute to KBI an amount based primarily on a multiple of Merck's annual revenue derived from sales of the former Astra USA, Inc. products for the three years prior to the redemption (the Limited Partner Share of Agreed Value).
     For a payment of $443.0 million, which has been deferred, Astra purchased an option to buy Merck's interest in the KBI products, excluding the gastrointestinal medicines Prilosec and esomeprazole, in 2008, 2012 or 2016 (the Asset Option), at an exercise price based primarily on a multiple of Merck's annual revenue derived from the KBI products for the three years prior to exercise. As a result of the AstraZeneca merger, the Asset Option is now only exercisable in 2010 at an exercise price equal to the net present value as of March 31, 2008 of projected future pretax revenue to be received by the Company from the KBI products (the Appraised Value). Merck now also has the right to require Astra to purchase such interest in 2008 at the Appraised Value. The Company also granted Astra an option to buy Merck's common stock interest in KBI, at an exercise price based on the net present value of estimated future net sales of Prilosec and esomeprazole (the Shares Option). This option is exercisable only after Astra's purchase of Merck's interest in the KBI products. Generally, the Shares Option was not exercisable before 2017, but as a result of the AstraZeneca merger, is now exercisable two years after Astra's purchase of Merck's interest in the KBI products.
     In April 1999, Astra merged with Zeneca Group Plc, forming AstraZeneca AB (AstraZeneca), which constituted a Trigger Event under the KBI restructuring agreements. As a result of the merger, Astra was required to make two one-time payments to Merck totaling approximately $1.8 billion. In exchange for Merck's relinquishment of rights to future Astra products with no existing or pending U.S. patents at the time of the merger, Astra paid $967.4 million (the Advance Payment), which is subject to a true-up calculation in 2008 that may require repayment of all or a portion of this amount. The amount determined by the true-up calculation (the True-Up Amount) cannot reasonably be estimated because it is directly dependent on the fair market value in 2008 of the Astra product rights retained by the Company which extend to compounds currently in development as well as compounds that have not yet entered development. Accordingly, recognition of this contingent income has been deferred until the realizable amount, if any, is determinable, which is not anticipated prior to 2008.
     In connection with the Company's acquisition of Astra's interest in KBI, Merck agreed to relinquish rights to the pharmaceutical products of any company that would merge with or acquire Astra. These rights, which protected the value of KBI's perpetual interest in Astra's pipeline, were relinquished in exchange for a payment (the Lump Sum Payment) to be made in the event of the merger or acquisition of Astra. The Company estimated that it was entitled to receive a Lump Sum Payment of $822.0 million as the result of the AstraZeneca merger. In the second quarter of 1999, Astra paid $712.5 million of the Lump Sum Payment and disputed its obligation to pay the remainder. At December 31, 1999, the Company was in arbitration seeking to enforce its rights under the agreement with respect to the disputed amount. Although Merck retains an interest in current and future Astra products with an existing or pending U.S. patent, this merger effectively curtailed the Company's perpetual interest in Astra's pipeline and, thus, reduced the going concern value acquired in 1998. Accord-ingly, one-half of the expected payment was an adjustment to the purchase price Merck paid for Astra's one-half interest in KBI, reducing goodwill by $411.0 million, less 50% of a reserve relating to disputed proceeds. The balance represents compensation to the Company for the reduction of the value of its original one-half interest in KBI and was recorded in Other (income) expense, net. Because the reduction in goodwill is not tax-effected and the Lump Sum Payment is fully taxable, this transaction, net of a reserve relating to disputed proceeds, yielded an after-tax gain of $74.6 million. This gain was largely offset on an after-tax basis by $110.0 million of pretax charges ($66.2 million after tax) also recorded in Other (income) expense, net. (See Note 14.) Subsequent to year end, the arbitration was concluded and a final decision was rendered, pursuant to which the Company received $87.2 million of the disputed proceeds plus interest, which will be accounted for in the first quarter of 2000.
    Under the provisions of the KBI restructuring agreements, because a Trigger Event has occurred, the sum of the Limited Partner Share of Agreed Value, the Appraised Value and the True-Up Amount is guaranteed to be a minimum of $4.7 billion. Distribution of the Limited Partner Share of Agreed Value and payment of the True-Up Amount will occur in 2008. AstraZeneca's purchase of Merck's interest in the KBI products is contingent upon the exercise of either Merck's option in 2008 or AstraZeneca's option in 2010 and, therefore, payment of the Appraised Value may or may not occur.
     In 1989, Merck formed a joint venture with Johnson & Johnson to develop and market a broad range of nonprescription medicines for U.S. consumers. This 50% owned venture was expanded into Europe in 1993, and into Canada in 1996. Sales of product marketed by the joint venture were $487.4 million for 1999, $514.2 million for 1998 and $483.7 million for 1997.
     In 1991, Merck and DuPont formed an independent, research-driven, worldwide pharmaceutical joint venture, equally owned by each party. Joint venture sales were $686.2 million for the first six months of 1998 and $1.3 billion for 1997, consisting primarily of cardiovascular, radiopharmaceutical and central nervous system products. On July 1, 1998, the Company sold its one-half interest in the joint venture to DuPont for $2.6 billion in cash. (See
Note 3.)
     In 1994, Merck and Pasteur Merieux Connaught (now Aventis Pasteur) established an equally owned joint venture to market

                     Merck & Co., Inc. 1999 Annual Report Financial Section 47 vaccines and collaborate in the development of combination vaccines for distribution in Europe. Joint venture vaccine sales were $566.8 million for 1999, $560.4 million for 1998 and $581.3 million for 1997.
     In August 1997, Merck and Rhone-Poulenc (now Aventis) combined their animal health and poultry genetics businesses to form Merial Limited (Merial),a fully integrated, stand-alone joint venture, equally owned by each party. Merial is the world's largest company dedicated to the discovery, manufacture and marketing of veterinary pharmaceuticals and vaccines. Merck contributed developmental research personnel,sales and marketing activities, and animal health products, as well as its poultry genetics business. Aventis contributed research and development, manufacturing, sales and marketing activities, and animal health products, as well as its poultry genetics business. The formation of Merial has not had a material impact on comparability of net income. Merial sales were $1.7 billion for 1999, $1.8 billion for 1998 and $746.3 million for 1997. Animal health sales reported in Merck's 1997 consolidated sales were $448.3 million prior to August 1.

5. Affiliates Accounted for Using the Equity Method

Investments in affiliates accounted for using the equity method are included in Other assets and were $1.4 billion at December 31, 1999 and $1.1 billion at December 31, 1998. Dividends and distributions received from these affiliates were $412.2 million in 1999, $919.3 million in 1998 and $791.0 million in 1997. The decrease in 1999 primarily relates to the 1998 restructuring of AMI. Summarized information for these affiliates is as follows:


Years Ended December 31                  1999        1998         1997
----------------------------------------------------------------------
Sales ............................  $ 7,443.7   $ 7,095.6   $  5,655.8
Materials and production costs ...    2,895.2     2,191.1      1,349.3
Other expense, net ...............    2,854.5     2,757.8      1,852.9
Income before taxes ..............    1,694.0     2,146.7      2,453.6
======================================================================
December 31                              1999        1998
---------------------------------------------------------
Current assets ...................  $ 2,763.7   $ 2,693.0
Noncurrent assets ................    3,018.6     2,036.6
Current liabilities ..............    2,468.1     2,280.2
Noncurrent liabilities ...........      267.1       281.4
=========================================================

6.    Financial Instruments

Foreign Currency Risk Management

The Company has established revenue and balance sheet hedging programs to protect against reductions in value and volatility of future foreign currency cash flows caused by changes in foreign exchange rates. The objectives and strategies of these programs are described in the Analysis of Liquidity and Capital Resources section of the Financial Review.
     The Company partially hedges forecasted revenues denominated in foreign currencies with purchased local currency put options. When the dollar strengthens against foreign currencies, the decline in the value of foreign currency cash flows is partially offset by the recognition of gains in the value of purchased currency options designated as hedges of the period. Conversely, when the dollar weakens, the increase in the value of foreign currency cash flows is reduced only by the recognition of the premium paid to acquire the options designated as hedges of the period. Market value gains and premiums on these contracts are recognized in Sales when the hedged transaction is recognized. The carrying value of purchased currency options is reported in Prepaid expenses and taxes or Other assets.
     The Company continually reviews its portfolio of purchased options. From time to time, the Company will adjust its portfolio to decrease the coverage provided by purchased options that are no longer necessary due to changes in exposure to forecasted revenues or to preserve the value of deep-in-the-money purchased options. The most cost-effective means of adjusting the portfolio is to write options with terms identical to the purchased options. Deferred gains or losses that accumulate on purchased options prior to writing an offsetting position will remain deferred and are recognized when the hedged transaction occurs. Subsequent changes in the market value of the written options and related purchased options are recorded in earnings. Because the changes in market value of the purchased options equally offset the written options, there is no net impact on earnings. The market value changes in the options written by the Company in 1999 were not significant. The carrying value of written currency options is reported in Accounts payable and accrued liabilities or Deferred income taxes and noncurrent liabilities.
     Deferred gains and losses on purchased currency options used to hedge forecasted revenues amounted to $172.9 million and $37.4 million at December 31, 1999 and $12.6 million and $45.3 million at December 31, 1998, respectively.
     The Company also hedges certain exposures to fluctuations in foreign currency exchange rates that occur prior to conversion of foreign currency denominated monetary assets and liabilities into U.S. dollars. Prior to conversion to U.S. dollars, these assets and liabilities are translated at spot rates in effect on the balance sheet date. The effects of changes in spot rates are reported in earnings and included in Other (income) expense, net. The Company hedges its exposure to changes in foreign exchange principally with forward contracts. Because monetary assets and liabilities are marked to spot and recorded in earnings, forward contracts designated as hedges of the monetary assets and liabilities are also marked to spot with the resulting gains and losses similarly recognized in earnings. Gains and losses on forward contracts are included in Other (income) expense, net, and offset losses and gains on the net monetary assets and liabilities hedged. The carrying values of forward exchange contracts are reported in Accounts receivable, Other assets, Accounts payable and accrued liabilities or Deferred income taxes and noncurrent liabilities.
     At December 31, 1999 and 1998, the Company had contracts to exchange foreign currencies, principally of the euro region and Japan, for U.S. dollars in the following notional amounts:

                                                             1999          1998
-------------------------------------------------------------------------------
Purchased currency options............................  $ 3,005.4   $   4,583.5
Written currency options..............................      739.5            --
Forward sale contracts................................    2,500.0       1,972.3
Forward purchase contracts............................    1,265.0         542.8
===============================================================================

Interest Rate Risk Management

The Company uses interest rate swap contracts on certain investing and borrowing transactions. Interest rate swap contracts are intended to be an integral part of these transactions and, therefore, are not recognized at fair value. Interest differentials paid or received under these contracts are recognized as adjustments to the effective yield of the underlying financial instruments hedged. Interest rate swap contracts would only be recognized at fair value if the hedged relationship is terminated. Gains or losses accumulated prior to termination of the relationship would be amortized as a yield adjustment over the


48 Merck & Co., Inc. 1999 Annual Report Financial Section shorter of the remaining life of the contract or the remaining period to maturity of the underlying instrument hedged. If the contract remained outstanding after termination of the hedged relationship, subsequent changes in market value of the contract would be recognized in earnings. The Company does not use leveraged swaps and, in general, does not leverage any of its investment activities that would put principal capital at risk.
     In 1995, the Company entered into a five-year combined interest rate and currency swap contract with a notional amount of $239.4 million at December 31, 1999 and $231.3 million at December 31, 1998 and, in 1997, a seven-year interest rate and currency swap contract with a notional amount of $353.1 million at December 31, 1999 and $344.1 million at December 31, 1998. In 1998, a portion of the 1995 swap contract was terminated in conjunction with the sale of a portion of the related asset with an immaterial impact on net income. These swaps convert two different variable rate Dutch guilder investments to variable rate U.S. dollar investments. The market values of these contracts are reported in Other assets or Deferred income taxes and noncurrent liabilities with unrealized gains and losses recorded, net of tax, in Accumulated other comprehensive income
(loss).

Fair Value of Financial Instruments

Summarized below are the carrying values and fair values of the Company's financial instruments at December 31, 1999 and 1998. Fair values were estimated based on market prices, where available, or dealer quotes.


                                       1999                1998
                                -------------------  ------------------
                                Carrying       Fair  Carrying      Fair
                                   Value      Value     Value     Value
-----------------------------------------------------------------------
Assets
-----------------------------------------------------------------------
Cash and cash
 equivalents ...............  $  2,021.9 $  2,021.9 $ 2,606.2 $ 2,606.2
Short-term investments .....     1,180.5    1,180.5     749.5     749.5
Long-term investments ......     4,761.5    4,755.2   3,607.7   3,604.3
Purchased currency
 options ...................       131.2      266.7     170.2     137.5
Forward exchange
 contracts and
 currency swap .............       128.8      128.8      72.8      72.8
-----------------------------------------------------------------------
Liabilities
-----------------------------------------------------------------------
Loans payable and
 current portion of
 long-term debt ............  $  2,859.0 $  2,857.6 $   624.2 $   654.7
Long-term debt .............     3,143.9    2,870.0   3,220.8   3,336.5
Written currency
 options ...................       106.0      106.0        --        --
Forward exchange
 contracts and
 currency swap .............       104.2      104.2      86.1      86.1
=======================================================================

     A summary of the carrying values and fair values of the Company's investments at December 31 is as follows:

                                        1999                1998
                               --------------------  ------------------
                                Carrying       Fair  Carrying      Fair
                                   Value      Value     Value     Value
-----------------------------------------------------------------------
Available-for-sale
 Debt securities ...........  $  4,242.2 $  4,242.2 $ 2,639.0 $ 2,639.0
 Equity securities .........     1,155.0    1,155.0   1,000.6   1,000.6
Held-to-maturity
 securities.................       544.8      538.5     717.6     714.2
 =======================================================================

     A summary of gross unrealized gains and losses on the Company's investments at December 31 is as follows:

                                       1999               1998
                                 ----------------   ----------------
                                 Gross Unrealized   Gross Unrealized
                                 ----------------   ----------------
                                   Gains   Losses     Gains  Losses
-------------------------------------------------------------------------------
Available-for-sale
  Debt securities .............  $  76.3  $ (75.2)  $  22.1  $ (12.5)
  Equity securities ...........    202.0    (98.8)    124.1    (64.2)
Held-to-maturity
  securities ..................       --     (6.3)       .6     (4.0)
===============================================================================


     Gross unrealized gains and losses with respect to available-for-sale investments are recorded, net of tax and minority interests, in Accumulated other comprehensive income (loss).
     Available-for-sale debt securities and held-to-maturity securities maturing within one year totaled $1.0 billion and $160.3 million, respectively, at December 31, 1999. Of the remaining debt securities, $2.6 billion mature within five years.
     At December 31, 1999 and 1998, $575.0 million and $507.3 million, respectively, of held-to-maturity securities maturing within four years set off $575.0 million and $507.3 million of 5.0% nontransferable note obligations due by 2003 issued by the Company.

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


7. Inventories

Inventories at December 31 consisted of:

                                                  1999           1998
---------------------------------------------------------------------
Finished goods .........................    $  1,895.6     $  1,701.2
Raw materials and work in process ......         869.8          851.6
Supplies ...............................          81.5           71.1
---------------------------------------------------------------------
Total (approximates current cost) ......       2,846.9        2,623.9
Reduction to LIFO cost .................            --             --
---------------------------------------------------------------------
                                            $  2,846.9     $  2,623.9
=====================================================================

     Inventories valued under the LIFO method comprised approximately 37% of inventories at December 31, 1999 and 1998.

8. Loans Payable and Long-Term Debt

Loans payable at December 31, 1999 consisted primarily of $2.2 billion of commercial paper borrowings. Loans payable also reflected $488.5 million and $500.0 million of 5.8% notes at December 31, 1999 and 1998, respectively. These notes, due 2037, are subject to repayment at par at the option of the holders in May of each year. Loans payable at December 31, 1999 also included $66.9 million of tax-exempt floating rate pollution control and industrial revenue bonds, which the Company intends to redeem at par in March 2000. The remainder in both



                      Merck & Co., Inc. 1999 Annual Report Financial Section 49 years was principally borrowings by foreign subsidiaries. The weighted average interest rate for these borrowings was 5.6% and 6.6% at December 31, 1999 and 1998, respectively.
     Long-term debt at December 31 consisted of:

                                                          1999          1998
----------------------------------------------------------------------------
6.0% note due 2008.................................  $ 1,380.0     $ 1,380.0
6.8% euronotes due 2005............................      499.3         499.2
6.4% debentures due 2028...........................      499.0         499.0
6.0% debentures due 2028...........................      496.0         495.8
6.3% debentures due 2026...........................      246.9         246.8
Other..............................................       22.7         100.0
----------------------------------------------------------------------------
                                                     $ 3,143.9     $ 3,220.8
============================================================================

     The $1.38 billion note issued to Astra, originally due 2038, is now payable in 2008 as a result of Astra's 1999 merger with Zeneca. (See Note 4 for further information.)
     In both years, other consisted of foreign borrowings at varying rates up to 9.0%. At December 31, 1998, other also included $66.9 million of tax-exempt floating rate pollution control and industrial revenue bonds.
     The aggregate maturities of long-term debt for each of the next five years are as follows: 2000, $75.5 million; 2001, $7.4 million; 2002, $5.8 million; 2003, $4.1 million; 2004, $2.9 million.

9. Contingencies and Environmental Liabilities

The Company is involved in various claims and legal proceedings of a nature considered normal to its business, principally product liability and intellectual property cases. Additionally, the Company, along with numerous other defendants, is a party in several antitrust actions brought by retail pharmacies and consumers, alleging conspiracies in restraint of trade and chal-lenging pricing and/or purchasing practices, one of which has been certified as a federal class action and a number of which have been certified as state class actions. In 1996, the Company and several other defendants finalized an agreement to settle the federal class action alleging conspiracy, which represents the single largest group of retail pharmacy claims, pursuant to which the Company paid $51.8 million. Since that time, the Company has entered into other settlements on satisfactory terms. The Company has not engaged in any conspiracy, and no admission of wrongdoing was made nor was included in the final agreements. While it is not feasible to predict or determine the final outcome of these proceedings, management does not believe that they should result in a materially adverse effect on the Company's financial position, results of operations or liquidity.
     The Company is also a party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, as well as under other federal and state statutes. When a legitimate claim for contribution is asserted, a liability is initially accrued based upon the estimated transaction costs to manage the site. Accruals are adjusted as feasibility studies and related cost assessments of remedial techniques are completed, and as the extent to which other potentially responsible parties (PRPs) who may be jointly and severally liable can be expected to contribute is determined.
     The Company is also remediating environmental contamination resulting from past industrial activity at certain of its sites and has taken an active role in identifying and providing for these costs. In 1989, the Company initiated a worldwide survey to assess all of its sites that had not been previously investigated for potential contamination resulting from past industrial activities. Where assessment indicated that physical investigation was warranted, such investigation was performed, providing a better evaluation of the need for remedial action. Where such need was identified, remedial action was then initiated. Estimates of the extent of contamination at each site were initially made at the pre-investigation stage and liabilities for the potential cost of remediation were accrued at that time. As more definitive information became available during the course of investigations and/or remedial efforts at each site, estimates were refined and accruals were adjusted accordingly. These estimates and related accruals continue to be refined annually via the worldwide survey of all environmental exposures.
     In management's opinion, the liabilities for all environmental matters which are probable and reasonably estimable have been accrued and totaled $305.5 million and $336.0 million at December 31, 1999 and 1998, respectively. These liabilities are undiscounted, do not consider potential recoveries from insurers or other parties and will be paid out over the periods of remediation for the applicable sites, which are expected to occur primarily over the next 15 years. Although it is not possible to predict with certainty the outcome of these matters, or the ultimate costs of remediation, management does not believe that any reasonably possible expenditures that may be incurred in excess of the liabilities accrued should exceed $104.0 million in the aggregate. Management also does not believe that these expenditures should result in a materially adverse effect on the Company's financial position, results of operations, liquidity or capital resources for any year.

10. Preferred Stock of Subsidiary Company

In connection with the 1998 restructuring of AMI (see Note 4), the Company assumed a $2.4 billion par value preferred stock obligation with a dividend rate of 5% per annum which is carried by KBI. Because the preferred stock obligation is held by a subsidiary, it is included in Minority interests in the consolidated financial statements at December 31, 1999 and 1998. While a small portion of the preferred stock is convertible into KBI common shares, none of it is convertible into the Company's common shares and, therefore, it is not included as common shares issuable for purposes of computing Earnings per common share assuming dilution. (See Note 16.)
     In December 1995, the Company's wholly owned subsidiary, Merck Sharp & Dohme Overseas Finance, S.A., issued $1.0 billion par value of variable rate nonconvertible Preferred Equity Certificates (PECs). The PECs were redeemed by the Company at par in September 1997.


50 Merck & Co., Inc. 1999 Annual Report Financial Section

11.  Stockholders' Equity

In 1999, 1998 and 1997, Other paid-in capital increased by $306.0 million, $390.1 million and $286.5 million, respectively, principally as a result of issuances of treasury stock for exercises of stock options.
     A summary of treasury stock transactions (shares in millions) is as follows:

                                                        1999                 1998              1997
                                                 ------------------  ------------------  -----------------
                                                 Shares        Cost  Shares        Cost  Shares       Cost
----------------------------------------------------------------------------------------------------------
Balance,
   Jan. 1 ....................................    607.4   $13,007.8   580.6   $ 9,959.9   554.0   $7,814.7
Purchases ....................................     50.0     3,582.1    56.9     3,625.5    55.0    2,572.8
Issuances/(1)/ ...............................    (18.5)     (425.3)  (30.1)     (577.6)  (28.4)    (427.6)
----------------------------------------------------------------------------------------------------------
Balance,
   Dec. 31 ...................................    638.9   $16,164.6   607.4   $13,007.8   580.6   $9,959.9
==========================================================================================================

/(1)/ Issued primarily under stock option plans.

     At December 31, 1999 and 1998, 10 million shares of preferred stock, without par value, were authorized; none were issued.

12.  Stock Option Plans

The Company has stock option plans under which employees and non-employee directors may be granted options to purchase shares of Company common stock at the fair market value at the time of the grant. Options generally vest in 5 years and expire in 10 years from the date of grant. The Company's stock option plan for employees also provides for the granting of performance-based stock awards. In connection with the 1999 acquisition of SIBIA, stock options outstanding on the acquisition date were converted into options to purchase shares of Company common stock with equivalent value.
     Summarized information relative to the Company's stock option plans (shares in thousands) is as follows:

                                          Number        Average
                                        of Shares      Price/(1)/
----------------------------------------------------------------
Outstanding at December 31, 1996 ..     172,418.6         $19.19
Granted ...........................      31,877.9          48.74
Exercised .........................     (27,994.7)         14.77
Forfeited .........................      (5,390.6)         24.30
----------------------------------------------------------------
Outstanding at December 31, 1997 ..     170,911.2          25.27
Granted ...........................      34,802.8          63.43
Exercised .........................     (29,727.4)         16.49
Forfeited .........................      (3,645.9)         39.06
----------------------------------------------------------------
Outstanding at December 31, 1998 ..     172,340.7          34.20
Granted ...........................      28,929.5          80.04
Exercised .........................     (18,367.7)         17.59
Forfeited .........................      (4,363.7)         51.08
Equivalent Options Assumed ........         153.8          40.55
----------------------------------------------------------------
Outstanding at December 31, 1999 ..     178,692.6         $42.92
================================================================
/(1)/ Weighted average exercise price


     The number of shares and average price of options exercisable at December 31, 1999, 1998 and 1997 were 51.3 million shares at $19.14, 45.3 million shares at $17.75 and 47.3 million shares at $16.49, respectively. At December 31, 1999 and 1998, 57.7 million shares and 83.0 million shares, respectively, were available for future grants under the terms of these plans.
     Effective January 1,1996, the Company adopted the provisions of Statement No. 123, Accounting for Stock-Based Compensation. As permitted by the
Statement, the Company has chosen to continue to account for stock-based compensation using the intrinsic value method. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for performance-based awards, which was not significant. Had the fair value method of accounting been applied to the Company's stock option plans, which requires recognition of compensation cost ratably over the vesting period of the underlying equity instruments, Net income would have been reduced by $288.9 million, or $.12 per share in 1999, $192.4 million,or $.08 per share in 1998 and $102.5 million,or $.04 per share in 1997. This pro forma impact only takes into account the expense related to options granted since January 1, 1995, which is being amortized ratably over the vesting period. The average fair value of options granted during 1999, 1998 and 1997 was $24.75, $20.13 and $15.82, respectively. This fair value was estimated using the Black-Scholes option-pricing model based on the weighted average market price at grant date of $80.04 in 1999, $63.43 in 1998 and $48.74 in 1997 and the following weighted average assumptions:

Years Ended December 31                                 1999   1998   1997
--------------------------------------------------------------------------
Dividend yield .....................................     1.4%   1.5%   1.7%
Risk-free interest rate ............................     5.1%   5.6%   6.4%
Volatility .........................................      24%    25%    24%
Expected life (years) ..............................     6.7    6.5    6.6
==========================================================================

     Summarized information about stock options outstanding and exercisable at December 31, 1999 (shares in thousands) is as follows:

                                     Outstanding                   Exercisable
  Exercise            ------------------------------------    ----------------------
     Price              Number       Average      Average        Number     Average
     Range             of Shares    Life/(1)/   Price/(2)/    of Shares   Price/(2)/
------------------------------------------------------------------------------------
  Under $15 ......     10,366.6         6.43        $12.46     10,366.6       $12.46
  $15 to 20 ......     27,536.5         4.16         16.86     27,528.7        16.86
  $20 to 25 ......     26,163.9         4.26         21.38      7,870.5        21.63
  $25 to 40 ......     26,347.0         5.75         32.10      2,995.8        27.00
  $40 to 50 ......     25,674.3         7.18         48.50        970.8        45.88
  $50 to 65 ......     32,146.9         8.13         62.39      1,140.7        55.11
   Over $65 ......     30,457.4         8.98         79.45        412.9        71.66
------------------------------------------------------------------------------------
                      178,692.6                                51,286.0
====================================================================================

/(1)/ Weighted average contractual life remaining in years.
/(2)/ Weighted average exercise price.



                      Merck & Co., Inc. 1999 Annual Report  Financial Section 51

--------------------------------------------------------------------------------



13. Pension and Other Postretirement Benefit Plans

The net cost for the Company's pension plans consisted of the following components:

Years Ended December 31                             1999     1998     1997
--------------------------------------------------------------------------------
Service cost ................................   $  159.4  $ 134.8  $ 105.9
Interest cost ...............................      179.0    158.7    149.4
Expected return on plan assets ..............     (229.4)  (199.2)  (175.5)
Net amortization ............................       27.0     15.0      4.7
--------------------------------------------------------------------------------
Net pension cost ............................   $  136.0  $ 109.3  $  84.5
================================================================================

     The net pension cost attributable to international plans included in the above table was $66.9 million in 1999, $58.8 million in 1998 and $49.9 million in 1997.
     The net cost of postretirement benefits other than pensions consisted of the following components:

Years Ended December 31                            1999     1998     1997
--------------------------------------------------------------------------------
Service cost ................................   $  39.4  $  33.7  $  24.7
Interest cost ...............................      58.8     53.6     48.2
Expected return on plan assets ..............     (73.2)   (64.2)   (53.5)
Net amortization ............................     (18.7)   (20.0)   (18.0)
--------------------------------------------------------------------------------
Net postretirement benefit cost .............   $   6.3  $   3.1  $   1.4
================================================================================


     The cost of health care and life insurance benefits for active employees was $212.7 million in 1999, $183.4 million in 1998 and $163.8 million in 1997.
     Summarized information about the changes in plan assets and benefit obligation is as follows:

                                                            Other
                                                        Postretirement
                                 Pension Benefits         Benefits
                                ------------------     ---------------
                                  1999        1998      1999      1998
--------------------------------------------------------------------------------
Fair value of plan assets
   at January 1 .........   $  2,720.9  $  2,349.5  $  735.0  $  647.4
Actual return on
   plan assets ..........        570.1       334.5     202.3      93.3
Company contributions ...        212.8       198.7      17.6        .1
Benefits paid from
   plan assets ..........       (172.9)     (166.6)     (6.3)     (5.8)
Other ...................         38.0         4.8        --        --
--------------------------------------------------------------------------------
Fair value of plan assets
   at December 31 .......   $  3,368.9  $  2,720.9  $  948.6  $  735.0
================================================================================
Benefit obligation
   at January 1 .........   $  2,785.9  $  2,388.7  $  866.5  $  734.9
Service cost ............        159.4       134.8      39.4      33.7
Interest cost ...........        179.0       158.7      58.8      53.6
Actuarial (gains) losses.       (140.5)      258.0    (108.5)     98.3
Benefits paid ...........       (190.8)     (183.7)    (38.0)    (38.2)
Other ...................         27.9        29.4        .4     (15.8)
--------------------------------------------------------------------------------
Benefit obligation
   at December 31 .......   $  2,820.9  $  2,785.9  $  818.6  $  866.5
================================================================================


     The fair value of international pension plan assets included in the preceding table was $933.7 million in 1999 and $793.2 million in 1998. The pension benefit obligation of international plans included in this table was $1.1 billion in 1999 and $998.2 million in 1998.
     A reconciliation of the plans' funded status to the net asset (liability) recognized at December 31 is as follows:

                                                           Other
                                                       Postretirement
                                   Pension Benefits       Benefits
                                   ----------------    ----------------
                                   1999      1998      1999       1998
--------------------------------------------------------------------------------
Plan assets in excess of (less
   than) benefit obligation.   $  548.0  $  (65.0) $  130.0   $ (131.5)
Unrecognized net
   (gain) loss .............     (125.1)    380.6    (328.9)     (95.7)
Unrecognized plan
   changes .................       75.0      78.8    (116.1)    (130.3)
Unrecognized transitional
   net asset ...............      (29.0)    (39.4)       --        --
--------------------------------------------------------------------------------
Net asset (liability) ......   $  468.9  $  355.0  $ (315.0)  $ (357.5)
--------------------------------------------------------------------------------
Recognized as:
   Other assets ............   $  651.3  $  513.4  $    --    $    --
   Accounts payable and
      accrued liabilities ..       (7.4)     (7.9)    (24.9)     (24.8)
   Deferred income taxes and
      noncurrent liabilities     (307.8)   (284.3)   (290.1)    (332.7)
   Accumulated other
      comprehensive loss ...      132.8     133.8       --         --
================================================================================

     For pension plans with benefit obligations in excess of plan assets at December 31, 1999 and 1998, the fair value of plan assets was $357.2 million and $402.6 million, respectively, and the benefit obligation was $813.7 million and $871.1 million, respectively. For those plans with accumulated benefit obliga-tions in excess of plan assets at December 31, 1999 and 1998, the fair value of plan assets was $279.3 million and $332.2 million, respectively, and the accumulated benefit obligation was $503.9 million and $551.0 million, respectively.
     Assumptions used in determining U.S. plan information are
as follows:
                                Pension and Other
                             Postretirement Benefits
                             -----------------------
December 31                   1999   1998   1997
----------------------------------------------------
Discount rate .........      7.75%  6.75%   7.0%
Expected rate of return
   on plan assets .....      10.0   10.0   10.0
Salary growth rate ....       4.5    4.5    4.5
====================================================

52 Merck & Co. Inc. 1999 Annual Report Financial Section

--------------------------------------------------------------------------------

     For the three years presented, international pension plan assumptions ranged from 4.0% to 8.0% for the discount rate, 5.5% to 10.0% for the expected rate of return on plan assets and 2.0% to 6.0% for the salary growth rate.
     The health care cost trend rate for other postretirement benefit plans was 7.0% at December 31, 1999. The rate will gradually decline to 5.0% over a 4-year period. A one percentage point change in the health care cost trend rate would have had the following effects:


                                                     One Percentage Point
                                                 ----------------------------
                                                 Increase            Decrease
--------------------------------------------------------------------------------
Effect on total service and interest cost
 components ................................... $   18.8             $  (15.7)
Effect on benefit obligation ..................    130.6               (112.6)
================================================================================


14. Other (Income) Expense, Net


Years Ended December 31                             1999               1998               1997
-------------------------------------------------------------------------------------------------
Interest income ....................            $ (364.7)          $ (307.7)          $ (221.4)
Interest expense ...................               316.9              205.6              129.5
Exchange gains .....................               (27.2)             (44.7)             (18.0)
Minority interests .................               222.3              162.4              131.8
Amortization of goodwill
 and other intangibles .............               317.4              264.3              197.2
Other, net .........................              (461.7)             219.8              123.6
-------------------------------------------------------------------------------------------------
                                                $    3.0           $  499.7           $  342.7
=================================================================================================



     Minority interests include third parties' share of exchange gains and losses arising from translation of the financial statements into U.S. dollars. The increase in minority interests in 1999 and 1998 primarily reflect dividends paid to Astra on $2.4 billion par value preferred stock of a subsidiary beginning in July 1998. (See Note 10.)
     Increased amortization of goodwill and other intangibles in 1999 and 1998 primarily reflects amortization of goodwill and other intangibles associated with the restructuring of AMI in July 1998. (See Note 4.)
     In 1999, other, net, includes $411.0 million of income associated with the Lump Sum Payment from Astra, partially offset by a reserve relating to disputed proceeds (see Note 4) and $110.0 million of charges primarily for endowment of both The Merck Company Foundation and The Merck Genome Research Institute, as approved by the Board of Directors based on projected future operating requirements of these organizations, and provisions for the settlement of claims. Other, net, also includes $77.9 million of income resulting from the reversal of a restructuring reserve established in 1995 for the anticipated 1999 closure of a manufacturing facility. As a result of favorable incentives agreed to in July 1999 with local authorities combined with changes in available production capacity across plant sites, management decided to continue operating the facility.
     In 1998, other, net, includes $338.6 million of charges, primarily for environmental remediation costs and asset write-offs, principally deferred start-up costs.
     In 1997, other, net, includes $207.3 million of charges primarily for the loss on sale of assets, endowment of The Merck Company Foundation and environmental remediation costs.
     Interest paid was $276.8 million in 1999, $192.3 million in 1998 and $130.5 million in 1997.

15.  Taxes on Income

A reconciliation between the Company's effective tax rate and the U.S. statutory rate is as follows:


                                                                                      Tax Rate
                                                                       ---------------------------------------------
                                                      1999
                                                    Amount             1999              1998              1997
--------------------------------------------------------------------------------------------------------------------
U.S. statutory rate applied
 to pretax income .................            $  3,016.8              35.0%             35.0%             35.0%
Differential arising from:
 Foreign earnings .................                (245.1)             (2.8)               .6               (.8)
 Tax exemption for
  Puerto Rico operations ..........                (133.2)             (1.5)             (1.6)             (1.9)
 Equity income from
  affiliates ......................                   8.8                .1              (1.7)             (2.4)
 Acquired research ................                  17.9                .2               4.5                --
 State taxes ......................                 169.6               2.0               1.6               1.0
 Other ............................                (105.8)             (1.3)             (2.9)             (2.3)
--------------------------------------------------------------------------------------------------------------------
                                               $  2,729.0              31.7%             35.5%             28.6%
====================================================================================================================



     The decrease in the effective tax rate in 1999 primarily reflects the absence of 1998 nonrecurring items, principally the nondeductibility of the acquired research charge in connection with the restructuring of AMI and the state tax cost of the gain on the sale of the Company's one-half interest in DMPC. This impact was partially offset by the 1999 nondeductibility of both the goodwill write-off resulting from the AstraZeneca merger and the acquired research charge in connection with the SIBIA acquisition. The increase in the effective tax rate in 1998 primarily reflects the aforementioned 1998 nonrecurring items.
     In 1998 and 1997, the differential arising from equity income from affiliates reflected the benefit of recording AMI joint venture results in equity income on an after-tax basis. This benefit was eliminated upon the July 1998 restructuring of AMI, which resulted in recording partnership returns from AZLP in equity income on a pretax basis.
     Domestic companies contributed approximately 65% in 1999, 74% in 1998 and 71% in 1997 to consolidated pretax income.
     Taxes on income consisted of:



Years Ended December 31                             1999                 1998                 1997
---------------------------------------------------------------------------------------------------
Current provision
 Federal .........................            $  2,674.9           $  1,750.5           $  1,322.2
 Foreign .........................                 439.9                699.5                476.8
 State ...........................                 297.1                264.7                 90.5
---------------------------------------------------------------------------------------------------
                                                 3,411.9              2,714.7              1,889.5
---------------------------------------------------------------------------------------------------
Deferred provision
 Federal .........................                (718.9)               226.2                (48.1)
 Foreign .........................                  21.9                (21.0)                (6.4)
 State ...........................                  14.1                (35.0)                13.2
---------------------------------------------------------------------------------------------------
                                                  (682.9)               170.2                (41.3)
---------------------------------------------------------------------------------------------------
                                              $  2,729.0           $  2,884.9           $  1,848.2
===================================================================================================


                    Merck & Co., Inc. 1999 Annual Report  Financial Section   53

Deferred income taxes at December 31 consisted of:


                                                1999                                      1998
                                     ------------------------------            ------------------------------
                                     Assets             Liabilities            Assets             Liabilities
-----------------------------------------------------------------------------------------------------------------
Other intangibles ...            $    198.3           $  1,372.1           $      6.7           $  1,434.6
Inventory related ...                 799.1                316.3                546.6                210.5
Accelerated
 depreciation .......                    --                642.2                   --                606.6
Advance payment .....                 338.6                   --                   --                   --
Investment related ..                    --                216.1                   --                210.0
Equity investments ..                  57.8                201.6                 57.8                 91.7
Pensions and OPEB ...                 185.5                192.5                176.9                140.1
Compensation related                  129.3                   --                118.9                   --
Environmental related                 115.6                   --                131.0                   --
Restructuring charge                   71.3                   --                107.9                   --
Other ...............                 897.1                424.3                758.0                413.3
-----------------------------------------------------------------------------------------------------------------
Subtotal ............               2,792.6              3,365.1              1,903.8              3,106.8
Valuation allowance .                  (4.1)                  --                 (9.1)                  --
-----------------------------------------------------------------------------------------------------------------
Total deferred taxes             $  2,788.5           $  3,365.1           $  1,894.7           $  3,106.8
-----------------------------------------------------------------------------------------------------------------
Net deferred tax
 liabilities ........                                 $    576.6                                $  1,212.1
-----------------------------------------------------------------------------------------------------------------
Recognized as:
 Prepaid expenses
  and taxes .........                                 $   (869.2)                               $   (666.3)
 Other assets .......                                      (50.3)                                    (48.2)
 Income taxes payable                                      151.9                                     163.5
 Deferred income
  taxes and noncur-
  rent liabilities ..                                    1,344.2                                   1,763.1
================================================================================================================


     Income taxes paid in 1999, 1998 and 1997 were $2.5 billion, $2.1 billion and $1.3 billion, respectively. The increase in 1999 primarily reflects taxes paid on two one-time payments from Astra and a full year of partnership returns from AZLP, resulting from the 1998 AMI restructuring, offset by absence of taxes paid in 1998 on the gain on the sale of the Company's one-half interest in DMPC. The increase in 1998 primarily reflects taxes paid on the aforementioned gain on the sale of the Company's one-half interest in DMPC and a partial year of partnership returns from AZLP.
     At December 31, 1999, foreign earnings of $7.5 billion and domestic earnings of $880.9 million have been retained indefinitely by subsidiary companies for reinvestment. No provision is made for income taxes that would be payable upon the distribution of such earnings, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability. These earnings include income from manufacturing operations in Ireland, which were tax-exempt through 1990 and are taxed at 10% thereafter. In addition, the Company has domestic subsidiaries operating in Puerto Rico under a tax incentive grant that expires in 2008.
     The Company's federal income tax returns have been audited through 1992.


16.  Earnings per Share

The weighted average common shares used in the computations of basic earnings per common share and earnings per common share assuming dilution (shares in millions) are as follows:


Years Ended December 31                             1999               1998               1997
------------------------------------------------------------------------------------------------
Average common shares
 outstanding .......................             2,349.0            2,378.8            2,409.0
Common shares issuable/(1)/ ........                55.6               62.3               60.5
------------------------------------------------------------------------------------------------
Average common shares
 outstanding assuming dilution .....             2,404.6            2,441.1            2,469.5
================================================================================================

/(1)/ Issuable primarily under stock option plans.

17. Comprehensive Income

The components of Other comprehensive income (loss) are as follows:


                                                                                       After
                                                 Pretax(1)             Tax              Tax
------------------------------------------------------------------------------------------------
Year Ended December 31, 1999
------------------------------------------------------------------------------------------------
Net unrealized gain on
 investments .......................            $   91.0           $ (64.9)          $  26.1
Net income realization .............                (6.7)              6.2               (.5)
------------------------------------------------------------------------------------------------
Subtotal ...........................                84.3             (58.7)             25.6
Minimum pension liability ..........                 9.7              (5.9)              3.8
------------------------------------------------------------------------------------------------
                                                $   94.0           $ (64.6)          $  29.4
------------------------------------------------------------------------------------------------
Year Ended December 31, 1998
------------------------------------------------------------------------------------------------
Net unrealized gain on
 investments .......................            $   20.6           $  (4.8)          $  15.8
Net income realization .............               (41.9)             20.5             (21.4)
------------------------------------------------------------------------------------------------
Subtotal ...........................               (21.3)             15.7              (5.6)
Minimum pension liability ..........               (47.2)             22.5             (24.7)
------------------------------------------------------------------------------------------------
                                                $  (68.5)          $  38.2           $ (30.3)
------------------------------------------------------------------------------------------------
Year Ended December 31, 1997
------------------------------------------------------------------------------------------------
Net unrealized loss on
 investments .......................            $  (74.6)          $  57.0           $ (17.6)
Minimum pension liability ..........               (37.8)             25.4             (12.4)
------------------------------------------------------------------------------------------------
                                                $ (112.4)          $  82.4           $ (30.0)
================================================================================================

/(1)/ Net of minority interest.

      The components of Accumulated other comprehensive income (loss) are as follows:

December 31                                             1999              1998
--------------------------------------------------------------------------------
Net unrealized gain on
 investments .................................       $  47.9           $  22.3
Minimum pension liability ....................         (39.8)            (43.6)
--------------------------------------------------------------------------------
                                                     $   8.1           $ (21.3)
================================================================================

18. Segment Reporting

The Company's operations are principally managed on a products and services basis and are comprised of two reportable segments: Merck Pharmaceutical and Merck-Medco. Merck Pharmaceutical products consist of therapeutic agents, sold by prescription, for the treatment of human disorders. Merck-Medco revenues are derived from the filling and management


54 Merck & Co., Inc. 1999 Annual Report Financial Section

--------------------------------------------------------------------------------

of prescriptions and health management programs. All Other includes non-reportable human and animal health segments. Revenues and profits for these segments are as follows:


                                              Merck
                                             Pharm-                Merck-                  All
                                          aceutical                 Medco                Other                 Total
----------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1999
----------------------------------------------------------------------------------------------------------------------
Segment revenues ...........            $  14,418.7           $  18,109.0           $  2,890.8           $  35,418.5
Segment profits ............                8,495.4                 578.3              2,654.9              11,728.6
Included in segment
 profits:
  Equity income (loss)
    from affiliates ........                   16.3                   --                 465.1                 481.4
  Depreciation and
   amortization ............                 (113.6)                (84.8)               (48.2)               (246.6)
----------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1998
----------------------------------------------------------------------------------------------------------------------
Segment revenues ...........            $  12,839.9           $  14,338.0           $  2,274.4           $  29,452.3
Segment profits ............                7,637.3                 475.8              2,390.5              10,503.6
Included in segment
 profits:
  Equity income (loss)
   from affiliates .........                   12.7                   (.4)               850.0                 862.3
  Depreciation and
   amortization ............                 (103.6)                (91.9)               (47.6)               (243.1)
----------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1997
----------------------------------------------------------------------------------------------------------------------
Segment revenues ...........            $  12,122.2           $  11,996.0           $  1,851.8           $  25,970.0
Segment profits ............                7,396.2                 333.9              1,895.1               9,625.2
Included in segment
 profits:
  Equity income (loss)
   from affiliates .........                   15.0                   (.5)               894.6                 909.1
  Depreciation and
   amortization ............                  (89.0)                (74.8)               (31.5)               (195.3)
======================================================================================================================


     Segment profits are comprised of segment revenues less certain elements of materials and production costs and operating expenses, including components of equity income (loss) from joint ventures and depreciation and amortization expenses. The Company does not internally allocate the vast majority of indirect production costs, research and development expenses and general and administrative expenses, all predominantly related to the Merck pharmaceutical business, as well as the cost of financing these activities. Separate divisions maintain responsibility for monitoring and managing these costs, including depreciation related to fixed assets utilized by these divisions and, therefore, they are not included in the marketing segment profits. The vast majority of goodwill and other intangibles amortization, predominantly related to the Merck-Medco business, as well as the cost of financing capital employed, also are not allocated internally and, therefore, are not included in the marketing segment profits.
     A reconciliation of total segment revenues to consolidated sales is as follows:


Years Ended December 31                             1999                  1998                  1997
------------------------------------------------------------------------------------------------------
Segment revenues ................            $  35,418.5           $  29,452.3           $  25,970.0
Other revenues ..................                  172.2                 182.2                 222.6
Adjustments .....................               (2,876.7)             (2,736.3)             (2,555.7)
------------------------------------------------------------------------------------------------------
                                             $  32,714.0           $  26,898.2           $  23,636.9
======================================================================================================


     Other revenues primarily represent sales related to divested products or businesses. Adjustments represent the elimination of receipts reported as revenues in the internal management system which are not reportable as revenues under generally accepted accounting principles.
     Consolidated revenues by country where derived are as follows:


------------------------------------------------------------------------------------------------------
Years Ended December 31                             1999                 1998                 1997
------------------------------------------------------------------------------------------------------
United States ...................            $  25,662.1          $  20,199.3          $  16,984.9
Japan ...........................                1,412.7              1,160.6              1,235.1/(1)/
Other ...........................                5,639.2              5,538.3              5,416.9
------------------------------------------------------------------------------------------------------
                                             $  32,714.0          $  26,898.2          $  23,636.9
======================================================================================================

/(1)/ Exceeds 5% of consolidated sales.


     A reconciliation of total segment profits to consolidated income before taxes is as follows:


Years Ended December 31                           1999                  1998                 1997
------------------------------------------------------------------------------------------------------
Segment profits ...............            $  11,728.6           $  10,503.6           $  9,625.2
Other profits .................                   83.1                  86.7                137.3
Adjustments ...................                  252.1                 180.5                145.6
Unallocated:
   Gains on sales of businesses                     --               2,147.7                213.4
   Interest income ............                  364.7                 307.7                221.4
   Interest expense ...........                 (316.9)               (205.6)              (129.5)
   Equity income (loss)
      from affiliates .........                  280.6                  22.0               (181.2)
   Depreciation and
      amortization ............                 (898.2)               (772.0)              (641.8)
   Acquired research ..........                  (51.1)             (1,039.5)                  --
   Research and
      development .............               (2,068.3)             (1,821.1)            (1,683.7)
   Other expenses, net ........                 (755.1)             (1,276.9)            (1,244.4)
------------------------------------------------------------------------------------------------------
                                           $   8,619.5           $   8,133.1           $  6,462.3
======================================================================================================


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



December 31                                               1999                1998                1997
----------------------------------------------------------------------------------------------------------
United States .........................             $  7,346.8          $  5,888.3          $  5,017.9
Japan .................................                  401.4               388.5               365.4/(2)/
Other .................................                1,928.5             1,567.0             1,226.1
----------------------------------------------------------------------------------------------------------
                                                    $  9,676.7          $  7,843.8          $  6,609.4
==========================================================================================================

/(2)/ Exceeds 5% of consolidated net PP&E

     The Company does not disaggregate assets on a products and services basis for internal management reporting and, therefore, such information is not presented.


                    Merck & Co., Inc. 1999 Annual Report  Financial Section   55

--------------------------------------------------------------------------------

Management's
Report
--------------------------------------------------------------------------------

Primary responsibility for the integrity and objectivity of the Company's financial statements rests with management. The financial statements report on management's stewardship of Company assets. These statements are prepared in conformity with generally accepted accounting principles and, accordingly, include amounts that are based on management's best estimates and judgments. Nonfinancial information included in the Annual Report has also been prepared by management and is consistent with the financial statements.
     To assure that financial information is reliable and assets are safeguarded, management maintains an effective system of internal controls and procedures, important elements of which include: careful selection, training and development of operating and financial managers; an organization that provides appropriate division of responsibility, and communications aimed at assuring that Company policies and procedures are understood throughout the organization. In establishing internal controls, management weighs the costs of such systems against the benefits it believes such systems will provide. A staff of internal auditors regularly monitors the adequacy and application of internal controls on a worldwide basis.
     To insure that personnel continue to understand the system of internal controls and procedures, and policies concerning good and prudent business practices, the Company periodically conducts the Management's Stewardship Program for key management and financial personnel. This program reinforces the importance and understanding of internal controls by reviewing key corporate policies, procedures and systems. In addition, an ethical business practices program has been implemented to reinforce the Company's long-standing commitment to high ethical standards in the conduct of its business.
     The independent public accountants have audited the Company's consolidated financial statements as described in their report. Although their audits were not designed for the purpose of forming an opinion on internal controls, the Company's accounting systems, procedures and internal controls were subject to testing and other auditing procedures sufficient to enable the independent public accountants to render their opinion on the Company's financial statements.
     The recommendations of the internal auditors and independent public accountants are reviewed by management. Control procedures have been implemented or revised as appropriate to respond to these recommendations. No material control weaknesses have been brought to the attention of management. In management's opinion, for the year ended December 31, 1999, the internal control system was strong and accomplished the objectives discussed herein.


/s/ Raymond V. Gilmartin            /s/ Judy C. Lewent

Raymond V. Gilmartin                Judy C. Lewent
Chairman, President and             Senior Vice President and
Chief Executive Officer             Chief Financial Officer


Report of Independent
Public Accountants
--------------------------------------------------------------------------------

To the Stockholders and
Board of Directors of Merck & Co., Inc.:

We have audited the accompanying consolidated balance sheet of Merck & Co., Inc. (a New Jersey corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, retained earnings, comprehensive income and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merck & Co., Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.




                             /s/ ARTHUR ANDERSEN LLP

New York, New York           ARTHUR ANDERSEN LLP
January 26, 2000



56    Merck & Co., Inc. 1999 Annual Report  Financial Section

--------------------------------------------------------------------------------


Audit Committee's
Report
--------------------------------------------------------------------------------

The Audit Committee of the Board of Directors is comprised of seven outside directors. The members of the Committee are:
Charles E. Exley Jr., Chairman; Carolyne K. Davis, Ph.D.; Sir
Derek Birkin; Carleton S. Fiorina; William N. Kelley, M.D.;
Samuel O. Thier, M.D.; and, effective December 21, 1999,
William B. Harrison Jr. The Committee held four meetings during 1999.
     The Audit Committee meets with the independent public accountants, management and internal auditors to assure that all are carrying out their respective responsibilities. The Audit Committee reviews the performance and fees of the independent public accountants prior to recommending their appointment, and meets with them, without management present, to discuss the scope and results of their audit work, including the adequacy of internal controls and the quality of financial reporting. Both the independent public accountants and the internal auditors have full access to the Audit Committee.




                                   /s/ Charles E. Exley Jr.

                                   Charles E. Exley Jr.
                                   Chairman, Audit Committee




Compensation and Benefits
Committee's Report
--------------------------------------------------------------------------------

The Compensation and Benefits Committee is comprised of five outside directors. The members of the Committee are:
H. Brewster Atwater Jr., Chairman; Lawrence A. Bossidy;
William G. Bowen, Ph.D.; Johnnetta B. Cole, Ph.D.; and Lloyd
C. Elam, M.D. The Committee held four meetings during 1999.
     The Compensation and Benefits Committee's major responsibilities include providing for senior management succession and overseeing the Company's compensation and benefit programs. The Committee seeks to provide rewards which are highly leveraged to performance and clearly linked to Company and individual results. The objective is to ensure that compensation and benefits are at levels which enable Merck to attract and retain high-quality employees. The Committee views stock ownership as a vehicle to align the interests of employees with those of the stockholders. A long-term focus is essential for success in the pharmaceutical industry and is encouraged by making a high proportion of executive officer compensation dependent on long-term performance and on enhancing stockholder value.




                        /s/ H. Brewster Atwater Jr.

                        H. Brewster Atwater Jr.
                        Chairman, Compensation and Benefits Committee


                    Merck & Co., Inc. 1999 Annual Report  Financial Section   57

--------------------------------------------------------------------------------
Selected Financial Data/(1)/
--------------------------------------------------------------------------------



Merck & Co., Inc. and Subsidiaries
($ in millions except
 per share amounts)                       1999            1998            1997            1996            1995            1994
-------------------------------------------------------------------------------------------------------------------------------
Results for Year:
Sales ........................   $    32,714.0   $    26,898.2   $    23,636.9   $    19,828.7   $    16,681.1   $    14,969.8
Materials and production costs        17,534.2        13,925.4        11,790.3         9,319.2         7,456.3         5,962.7
Marketing/administrative
 expenses ....................         5,199.9         4,511.4         4,299.2         3,841.3         3,297.8         3,177.5
Research/development expenses          2,068.3         1,821.1         1,683.7         1,487.3         1,331.4         1,230.6
Acquired research ............            51.1         1,039.5            --              --              --              --
Equity (income) loss
 from affiliates .............          (762.0)         (884.3)         (727.9)         (600.7)         (346.3)          (56.6)
Gains on sales of businesses .            --          (2,147.7)        ( 213.4)           --            (682.9)           --
Restructuring charge .........            --              --              --              --              --              --
Gain on joint venture
 formation ...................            --              --              --              --              --            (492.0)
Provision for joint
 venture obligation ...........           --              --              --              --              --             499.6
Other (income) expense, net ..             3.0           499.7           342.7           240.8           827.6           232.8
Income before taxes ..........         8,619.5         8,133.1         6,462.3         5,540.8         4,797.2         4,415.2
Taxes on income ..............         2,729.0         2,884.9         1,848.2         1,659.5         1,462.0         1,418.2
Net income ...................         5,890.5         5,248.2         4,614.1         3,881.3         3,335.2         2,997.0
Basic earnings per
 common share ................           $2.51           $2.21           $1.92           $1.60           $1.35           $1.19
Earnings per common share
 assuming dilution ...........           $2.45           $2.15           $1.87           $1.56           $1.32           $1.17
Dividends declared ...........         2,629.3         2,353.0         2,094.8         1,793.4         1,578.0         1,463.1
Dividends paid per
 common share ................           $1.10            $.95            $.85            $.71            $.62            $.57
Capital expenditures .........         2,560.5         1,973.4         1,448.8         1,196.7         1,005.5         1,009.3
Depreciation .................           771.2           700.0           602.4           521.7           463.3           475.6
-------------------------------------------------------------------------------------------------------------------------------
Year-End Position:
Working capital ..............   $     2,500.4   $     4,159.7   $     2,644.4   $     2,897.4   $     3,870.2   $     2,291.4
Property, plant and
 equipment (net) .............         9,676.7         7,843.8         6,609.4         5,926.7         5,269.1         5,296.3
Total assets .................        35,634.9        31,853.4        25,735.9        24,266.9        23,831.8        21,856.6
Long-term debt ...............         3,143.9         3,220.8         1,346.5         1,155.9         1,372.8         1,145.9
Stockholders' equity .........        13,241.6        12,801.8        12,594.6        11,964.0        11,735.7        11,139.0
-------------------------------------------------------------------------------------------------------------------------------
Financial Ratios:
Net income as a % of:
 Sales .......................            18.0%           19.5%           19.5%           19.6%           20.0%           20.0%
 Average total assets ........            17.5%           18.2%           18.5%           16.1%           14.6%           14.3%
-------------------------------------------------------------------------------------------------------------------------------
Year-End Statistics:
Average common shares
 outstanding (millions) ......         2,349.0         2,378.8         2,409.0         2,427.2         2,472.3         2,514.3
Average common shares
 outstanding assuming
 dilution (millions) .........         2,404.6         2,441.1         2,469.5         2,489.6         2,527.3         2,557.7
Number of stockholders
 of record ...................         280,500         269,600         263,900         247,300         243,000         244,700
Number of employees ..........          62,300          57,300          53,800          49,100          45,200          47,500
===============================================================================================================================



Merck & Co., Inc. and Subsidiaries
($ in millions except
 per share amounts)                        1993             1992/(2)/      1991           1990           1989
--------------------------------------------------------------------------------------------------------------
Results for Year:
Sales ........................    $    10,498.2    $     9,662.5   $    8,602.7   $    7,671.5   $    6,550.5
Materials and production costs          2,497.6          2,096.1        1,934.9        1,778.1        1,550.3
Marketing/administrative
 expenses ....................          2,913.9          2,963.3        2,570.3        2,388.0        2,013.4
Research/development expenses           1,172.8          1,111.6          987.8          854.0          750.5
Acquired research ............               --               --             --             --             --
Equity (income) loss
 from affiliates .............             26.1            (25.8)          21.1           22.4           11.5
Gains on sales of businesses .               --               --             --             --             --
Restructuring charge .........            775.0               --             --             --             --
Gain on joint venture
 formation ...................               --               --             --             --             --
Provision for joint
 venture obligation ..........               --               --             --             --             --
Other (income) expense, net ..             10.1            (46.3)         (78.1)         (69.8)         (58.2)
Income before taxes ..........          3,102.7          3,563.6        3,166.7        2,698.8        2,283.0
Taxes on income ..............            936.5          1,117.0        1,045.0          917.6          787.6
Net income ...................          2,166.2          2,446.6        2,121.7        1,781.2        1,495.4
Basic earnings per
 common share ................             $.94            $1.06           $.91           $.76           $.63
Earnings per common share
 assuming dilution ...........             $.93            $1.05           $.91           $.75           $.62
Dividends declared ...........          1,239.0          1,106.9          920.3          788.1          681.5
Dividends paid per
 common share ................             $.52             $.46           $.39           $.32           $.28
Capital expenditures .........          1,012.7          1,066.6        1,041.5          670.8          433.0
Depreciation .................            348.4            290.3          242.7          231.4          206.4
--------------------------------------------------------------------------------------------------------------
Year-End Position:
Working capital ..............    $       541.6    $     1,241.1   $    1,496.5   $      939.2  $     1,502.5
Property, plant and
 equipment (net) .............          4,894.6          4,271.1        3,504.5        2,721.7        2,292.5
Total assets .................         19,927.5         11,086.0        9,498.5        8,029.8        6,756.7
Long-term debt ...............          1,120.8            495.7          493.7          124.1          117.8
Stockholders' equity .........         10,021.7          5,002.9        4,916.2        3,834.4        3,520.6
--------------------------------------------------------------------------------------------------------------
Financial Ratios:
Net income as a % of:
 Sales .......................             20.6%            25.3%          24.7%          23.2%          22.8%
 Average total assets ........             14.0%            24.1%          24.2%          24.1%          23.2%
--------------------------------------------------------------------------------------------------------------
Year-End Statistics:
Average common shares
 outstanding (millions) ......          2,313.0          2,307.0        2,319.8        2,344.1        2,376.6
Average common shares
 outstanding assuming
 dilution (millions) .........          2,332.0          2,330.6        2,343.3        2,363.7        2,401.6
Number of stockholders
 of record ...................          231,300          161,200         91,100         82,300         75,600
Number of employees ..........           47,100/(3)/      38,400         37,700         36,900         34,400
===============================================================================================================



/(1)/ Amounts after 1992 include the impact of the Medco acquisition on November
      18, 1993.
/(2)/ Results of operations for 1992 exclude the cumulative effect of accounting changes.
/(3)/ Increase in 1993 is due to the inclusion of 10,300 Merck-Medco employees.

58    Merck & Co., Inc. 1999 Annual Report  Financial Section