Form 10-K405, Exhibit 13
period 2000-12-31
MERCK & CO INC
filed 2001-03-23
CIK 64978

Financial Section
--------------------------------------------------------------------------------

Contents
Financial Review
     Description of Merck's Business .....................   21
     Competition and the Health Care Environment .........   21
     Business Strategies .................................   22
     Joint Ventures ......................................   22
     Foreign Operations ..................................   25
     Operating Results ...................................   25
     Environmental and Other Matters .....................   28
     Capital Expenditures ................................   28
     Analysis of Liquidity and Capital Resources .........   29
     Recently Issued Accounting Standards ................   31
     Cautionary Factors That May Affect Future Results ...   31
     Condensed Interim Financial Data ....................   31
     Dividends Paid per Common Share .....................   31
     Common Stock Market Prices ..........................   31
Consolidated Statement of Income .........................   32
Consolidated Statement of Retained Earnings ..............   32
Consolidated Statement of Comprehensive Income ...........   32
Consolidated Balance Sheet ...............................   33
Consolidated Statement of Cash Flows .....................   34
Notes to Consolidated Financial Statements ...............   35
Management's Report ......................................   46
Report of Independent Public Accountants .................   46
Audit Committee's Report .................................   47
Compensation and Benefits Committee's Report .............   47
Selected Financial Data ..................................   48


Financial Review
--------------------------------------------------------------------------------

Description of Merck's Business

Merck is a global research-driven pharmaceutical company that discovers, develops, manufactures and markets a broad range of human and animal health products, directly and through its joint ventures, and provides pharmaceutical benefit services through Merck-Medco Managed Care (Merck-Medco). Through these complimentary capabilities, Merck works to improve the quality of life and contain overall health care costs.

Sales
----------------------------------------------------------------------------
($ in millions)                            2000          1999           1998
----------------------------------------------------------------------------
Atherosclerosis ...............      $  5,805.2    $  5,093.2     $  4,694.1
Hypertension/heart failure ....         4,629.1       4,563.8        4,213.5
Anti-inflammatory/analgesics ..         2,251.7         578.5           98.0
Osteoporosis ..................         1,275.3       1,043.1          775.2
Vaccines/biologicals ..........           952.0         860.0          846.7
Respiratory ...................           862.2         501.8          194.0
Anti-ulcerants ................           849.4         913.9        1,113.5
Antibiotics ...................           783.3         772.3          743.3
Ophthalmologicals .............           656.2         670.0          630.7
Human immunodeficiency
 virus (HIV) ..................           528.8         664.4          676.3
Other Merck products ..........         1,629.7       1,820.6        1,311.2
Merck-Medco ...................        20,140.3      15,232.4       11,601.7
----------------------------------------------------------------------------
                                     $ 40,363.2    $ 32,714.0     $ 26,898.2
============================================================================

   Human health products include therapeutic and preventive agents, generally sold by prescription, for the treatment of human disorders. Among these are atherosclerosis products, which include Zocor and Mevacor; hypertension/heart failure products which include Vasotec, Cozaar, Hyzaar, Prinivil and Vaseretic; anti-inflammatory/analgesics, of which Vioxx, an agent that specifically inhibits COX-2, is the largest-selling; an osteoporosis product, Fosamax, for treatment and prevention of osteoporosis; vaccines/biologicals, of which M-M-R II, a pediatric vaccine for measles, mumps and rubella, Varivax, a live virus vaccine for the prevention of chickenpox, and Recombivax HB (hepatitis B vaccine recombinant), are the largest-selling; a respiratory product, Singulair, a leukotriene receptor antagonist; anti-ulcerants, of which Pepcid is the largest-selling; antibiotics, of which Primaxin and Noroxin are the largest-selling; ophthalmologicals, of which Timoptic, Timoptic-XE, Trusopt and Cosopt are the largest-selling; and HIV products, which include Crixivan, a protease inhibitor for the treatment of human immunodeficiency viral infection in adults.

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

   Merck sells its human health products primarily to drug wholesalers and retailers, hospitals, clinics, government agencies and managed health care providers such as health maintenance organizations and other institutions. The Company's professional representatives communicate the effectiveness, safety and value of our products to health care professionals in private practice, group practices and managed care organizations.

Competition and the Health Care Environment

The markets in which the Company conducts its business are highly competitive and often highly regulated. Global efforts toward health care cost containment continue to exert pressure on product pricing and access. In the United States, the Company has been working with private and government employers to slow the increase of health care costs. Demonstrating that the Company's medicines can help save costs in other areas and pricing flexibly across our product portfolio have encouraged growing use of our medicines and helped offset the effects of increasing cost pressures. Legislative bodies continue to work to expand health care access and reduce associated costs. Such initiatives include prescription drug benefit proposals for Medicare beneficiaries introduced in the U.S. Congress.

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


                      Merck & Co., Inc. 2000 Annual Report Financial Section  21

   There has been an increasing amount of focus on privacy issues in countries around the world, including the United States and the European Union. In the United States, federal and state governments have pursued legislative and regulatory initiatives regarding patient privacy, including recently issued federal privacy regulations concerning health information, which could affect the Company's operations, particularly at Merck-Medco.

   Although no one can predict the outcome of these and other legislative, regulatory and advocacy initiatives, we are well positioned to respond to the evolving health care environment and market forces.

   Several products face expiration of product patents in the near term. U.S. product patents expired in 2000 for Vasotec and Pepcid and will expire in 2001 for Prilosec, which is supplied exclusively to AZLP, Prinivil and Prinzide, for which co-marketing rights have been licensed to a third party, Mevacor and Vaseretic. In the aggregate, domestic sales of these products represented 19% of Merck human health sales for 2000. The Company expects a significant decline in the sales of these products in the years 2001 and 2002 upon the loss of market exclusivity. With the exception of Prilosec, for which the Company has U.S. rights only, a decline is also expected in the Company's European sales for these products in the years 2001 through 2005 upon the loss of market exclusivity in European countries throughout this period. European sales of these products represented 3% of Merck human health sales for 2000. While the expiration of a product patent normally results in a loss of market exclusivity, commercial benefits may continue to be derived from other patents, for example, patents on processes, intermediates, compositions, uses and formulations related to the product, and, in the United States, additional market exclusivity that may be available under federal law. The additional six months of U.S. market exclusivity granted to Vasotec by the U.S. Food and Drug Administration (FDA) based upon pediatric use studies expired in August 2000. Pepcid was similarly granted U.S. market exclusivity based on pediatric use studies for six months, commencing October 2000.

   We anticipate that the worldwide trend toward cost-containment will continue in the new millennium, resulting in ongoing pressures on health care budgets. As we continue to launch new products successfully, contribute to health care debates and monitor reforms, our new products, policies and strategies will enable us to maintain our strong position in the changing economic environment.

Business Strategies

The Company is discovering new innovative products and developing new indications for existing products - the result of its continuing commitment to research. The Company is also developing innovative sales, marketing and education techniques; establishing joint ventures, licensing arrangements and health care partnerships with large managed care organizations and other payers; and demonstrating to payers and providers the cost-effectiveness of Merck products. Additionally, achievement of productivity gains has become a permanent strategy. Productivity initiatives include, at the manufacturing level, optimizing plant utilization, implementing lowest-cost processes and improving technology transfer between research and manufacturing, and throughout the Company, reducing the cost of purchased materials and services, re-engineering core and administrative processes and streamlining the organization. At the manufacturing level, the Company expects that productivity gains will continue to substantially offset inflation.

   To enhance its competitive position in the fast-growing area of managed care, Merck acquired Medco Containment Services, Inc. in 1993 (renamed Merck-Medco). Merck-Medco provides pharmaceutical benefit services in the United States. Merck-Medco manages prescription drug programs through its mail service and retail pharmacy networks, and offers a series of health management programs to help payers, providers and patients manage high-risk, high-cost diseases. Merck-Medco sells its pharmaceutical benefit management services to corporations, labor unions, insurance companies, Blue Cross/Blue Shield organizations, government agencies, federal and state employee plans, health maintenance and other similar organizations.

   In support of the Company's continued commitment to provide affordable medicines to all individuals, Merck-Medco partnered with Reader's Digest in April 2000 to introduce a new service, YOURxPLAN, an easy-to-use prescription savings plan for people who do not currently have prescription drug coverage. In June 2000, Merck-Medco acquired ProVantage Health Services, Inc., a health care benefits management and health information company that provides pharmacy benefit services to approximately 5 million people. In July 2000, merckmedco.com, the world's largest and most successful Internet pharmacy, partnered with CVS.com to offer consumers one-stop shopping for a wide range of over-the-counter products. In November 2000, Merck-Medco launched Generics First, an innovative program providing physicians with additional tools and information to help patients gain experience with generic medicines. Lastly, in February 2001, Merck-Medco, AdvancePCS and Express Scripts, Inc. announced the signing of an agreement to form a new venture that will develop an electronic exchange enabling physicians to link with participating pharmacies, prescription benefit managers and health plans.

Joint Ventures

To expand its research base and realize synergies from combining capabilities, opportunities and assets, the Company has formed a number of joint ventures. In 1982, Merck entered into an agreement with Astra AB (Astra) to develop and market Astra's products under a royalty-bearing license. In 1993, the Company's total sales of Astra products reached a level that triggered the first step in the establishment of a joint venture business carried on by Astra Merck Inc.
(AMI), in which Merck and Astra each owned a 50% share. The joint venture, formed in November 1994, developed and marketed most of Astra's new prescription medicines in the United States. Joint venture sales were $1.7 billion for the first six months of 1998, consisting primarily of Prilosec, the first of a class of medications known as proton pump inhibitors, which slows the production of acid from the cells of the stomach lining.

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

22  Merck & Co., Inc. 2000 Annual Report Financial Section

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

   For a payment of $443.0 million, Astra purchased an option to buy Merck's interest in the KBI products, excluding the gastrointestinal medicines Prilosec and Nexium, in 2008, 2012 or 2016 (the Asset Option) at an exercise price based primarily on a multiple of Merck's annual revenue derived from the KBI products for the three years prior to exercise. As a result of the AstraZeneca merger, the Asset Option is now only exercisable in 2010 at an exercise price equal to the net present value as of March 31, 2008 of projected future pretax revenue to be received by the Company from the KBI products (the Appraised Value). Merck now also has the right to require Astra to purchase such interest in 2008 at the Appraised Value. The Company also granted Astra an option to buy Merck's common stock interest in KBI, at an exercise price based

                                        Merck & Co., Inc. 2000 Annual Report  23
on the net present value of estimated future net sales of Prilosec and Nexium (the Shares Option). This option is exercisable only after Astra's purchase of Merck's interest in the KBI products. Generally, the Shares Option was not exercisable before 2017, but as a result of the AstraZeneca merger, is now exercisable two years after Astra's purchase of Merck's interest in the KBI products.

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

   In connection with the Company's acquisition of Astra's interest in KBI, Merck agreed to relinquish rights to the pharmaceutical products of any company that would merge with or acquire Astra. These rights, which protected the value of KBI's perpetual interest in Astra's pipeline, were relinquished in exchange for a payment (the Lump Sum Payment) to be made in the event of the merger or acquisition of Astra. The Company estimated that it was entitled to receive a Lump Sum Payment of $822.0 million as the result of the AstraZeneca merger. In the second quarter of 1999, Astra paid $712.5 million of the Lump Sum Payment and disputed its obligation to pay the remainder. The parties sought arbitration with respect to the disputed amount. Although Merck retains an interest in current and future Astra products with an existing or pending U.S. patent, this merger effectively curtailed the Company's perpetual interest in Astra's pipeline and, thus, reduced the going concern value acquired in 1998. Accordingly, one-half of the expected payment was an adjustment to the purchase price Merck paid for Astra's one-half interest in KBI, reducing goodwill by $411.0 million, less 50% of a reserve relating to disputed proceeds. The balance represented compensation to the Company for the reduction of the value of its original one-half interest in KBI and was recorded in Other (income) expense, net. Because the reduction in goodwill was not tax-effected and the Lump Sum Payment was fully taxable, this transaction, net of a reserve relating to disputed proceeds, yielded an after-tax gain of $74.6 million. In the first quarter of 2000, the arbitration concluded and the Company received $87.2 million of the disputed proceeds plus interest.

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

   Sales of joint venture products were as follows:

($ in millions)                                         2000      1999      1998
--------------------------------------------------------------------------------
Gastrointestinal products........................    $ 345.0   $ 359.3   $ 387.2
Other products...................................      116.1     128.1     127.0
--------------------------------------------------------------------------------
                                                     $ 461.1   $ 487.4   $ 514.2
================================================================================

     In 1991, Merck and E.I. du Pont de Nemours and Company (DuPont) formed an independent, research-driven, worldwide pharmaceutical joint venture, The DuPont Merck Pharmaceutical Company (DMPC), equally owned by each party. Joint venture sales were $686.2 million for the first six months of 1998, consisting primarily of cardiovascular, radiopharmaceutical and central nervous system products. In July 1998, the Company sold its one-half interest in DMPC to DuPont for $2.6 billion in cash. (See Note 3 to the consolidated financial statements for further information.)

     In 1994, Merck and Pasteur Merieux Connaught (now Aventis Pasteur) established a 50% owned joint venture to market vaccines in Europe and to collaborate in the development of combination vaccines for distribution in Europe. Sales of joint venture products were as follows:

($ in millions)                                         2000      1999      1998
--------------------------------------------------------------------------------
Hepatitis vaccines.................................  $ 134.1   $ 159.6   $ 189.0
Viral vaccines.....................................     48.5      68.6      64.6
Other vaccines.....................................    358.3     338.6     306.8
--------------------------------------------------------------------------------
                                                     $ 540.9   $ 566.8   $ 560.4
================================================================================

   In August 1997, Merck and Rhone-Poulenc (now Aventis) combined their animal health and poultry genetics businesses to form Merial, a fully integrated, stand-alone joint venture, equally owned by each party. Merial is the world's largest company dedicated to the discovery, manufacture and marketing of veterinary pharmaceuticals and vaccines. Merck contributed developmental research personnel, sales and marketing activities, and animal health products, as well as its poultry genetics business. Aventis contributed research and development, manufacturing, sales and marketing activities, and animal health products, as well as its poultry genetics business. Sales of joint venture products were as follows:

($ in millions)                                    2000        1999         1998
--------------------------------------------------------------------------------
Avermectin products........................   $   531.7   $   564.9    $   616.4
Fipronil products..........................       345.7       316.0        300.8
Other products.............................       730.4       799.2        842.2
--------------------------------------------------------------------------------
                                              $ 1,607.8   $ 1,680.1    $ 1,759.4
================================================================================

24  Merck & Co., Inc. 2000 Annual Report Financial Section

   In May 2000, the Company and Schering-Plough Corporation (Schering-Plough) entered into agreements to create separate partnerships to develop and market in the United States new prescription medicines in the cholesterol-management and respiratory therapeutic areas. These partnerships will pursue the development and marketing of Zocor as a once-daily fixed-combination tablet with ezetimibe, Schering-Plough's investigational cholesterol absorption inhibitor; ezetimibe as a once-daily monotherapy and in co-administration with statins; and a once-daily fixed-combination tablet of Singulair and Claritin, Schering-Plough's nonsedating antihistamine, for the treatment of allergic rhinitis and asthma. The arrangements are not expected to have a significant near-term impact on the Company's results of operations or financial position.

Foreign Operations

The Company's operations outside the United States are conducted primarily through subsidiaries. Sales of Merck human health products by subsidiaries outside the United States were 36% of Merck human health sales in 2000, and 40% and 43% in 1999 and 1998, respectively.

                 Distribution of 2000 Foreign
                 Human Health Sales

                                  [PIE CHART]

                                                       Splits
                                                       ------

                 Western Europe                            45%
                 Asia/Pacific                              29%
                 Other Foreign                             26%
                                                         ----
                      Total                               100%

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

Operating Results

Total sales for 2000 increased 23% in total and 20% on a volume basis from 1999. Foreign exchange had a one point unfavorable effect on 2000 sales growth. Total sales for 1999 increased 22% in total and 17% on a volume basis from 1998, including a two point increase attributable to supply sales to AZLP, as a result of the 1998 restructuring of AMI. Foreign exchange had less than a one point unfavorable effect on 1999 sales growth.

                                Components of
                           Human Health Sales Growth

                                    [GRAPH]

              TOTAL SALES    SALES VOLUME     NET PRICING          FOREIGN
                GROWTH          GROWTH          ACTIONS         EXCHANGE RATES
              -----------    ------------     -----------       --------------

1996                17.7%           19.2%            0.4%                -1.9%
1997                15.0            17.6             0.3                 -2.9
1998                10.9            14.1              --                 -3.2
1999                15.3            16.1            -0.1                 -0.7
2000                16.2            18.8            -0.9                 -1.7

This chart illustrates the effects of price, volume and exchange on sales of Merck human health products. Growth for 1999 and 1998 includes a three and five point increase, respectively, attributable to the 1998 AMI restructuring. The human health business has grown through sales volume over the last five years. Price had essentially no effect on sales growth, while the effect of exchange has varied over the same period.

   In 2000, sales of Merck human health products grew 16%. Foreign exchange rates had a two percentage point unfavorable effect on sales growth, while price changes had a one point unfavorable effect on growth. In measuring these effects, changes in the value of foreign currencies are calculated net of price increases in hyperinflationary countries, principally in Latin America. Domestic sales growth was 24%, while foreign sales grew 5% including a four percentage point unfavorable effect from exchange. The unit volume growth from sales of Merck human health products was driven by five key products: Vioxx, Zocor, Cozaar/Hyzaar, Fosamax and Singulair. Also contributing to Merck's human health volume growth were newer products, including Maxalt and Aggrastat.

   Vioxx, Merck's newest medicine for the treatment of osteoarthritis and acute pain, has become the world's fastest growing branded prescription arthritis medicine and is already Merck's second largest-selling product. In the United States, Vioxx now accounts for approximately 50% of new prescriptions in the COX-2 class, despite being second to market. Vioxx is the only COX-2 indicated in the United States both for osteoarthritis and acute pain. In May 2000, Merck presented results from an 8,000 patient Vioxx Gastrointestinal Outcomes Research (VIGOR) study, which was subsequently published in the New England Journal of Medicine, in which Vioxx reduced the incidence of serious gastrointestinal side effects, such as ulcers and bleeding, by more than 50% compared to the nonsteroidal anti-inflammatory drug naproxen. In June 2000, the Company submitted a supplemental New Drug Application to the FDA to request label changes to reflect the results of this study. In February 2001, an FDA Arthritis Advisory Committee recommended that the gastrointestinal

                                        Merck & Co., Inc. 2000 Annual Report  25
study results, as well as data on certain cardiovascular events, be included in the labeling; the FDA is not obligated to accept the recommendations of its advisory committees. In November 2000, another study showed that Vioxx significantly reduced moderate-to-severe acute pain caused by dental surgery to a greater degree compared to codeine combined with acetaminophen. Merck continues to conduct clinical trials with Vioxx to evaluate its efficacy in the treatment of rheumatoid arthritis and the prevention and treatment of Alzheimer's disease as well as investigating whether Vioxx can reduce the number of colon polyps in patients who suffer from them - a broad population at risk of developing colon cancer.

   Zocor, Merck's cholesterol-modifying medicine, continued its strong growth in 2000, based on the product's demonstrated ability to act favorably on all major lipid parameters. The 1994 landmark Scandinavian Simvastatin Survival Study has shown that Zocor saves lives by preventing heart attacks and other cardiovascular events in people with heart disease and high cholesterol. As a result of Zocor's proven ability to not only lower levels of "bad" (LDL) cholesterol, but also to increase levels of "good" (HDL) cholesterol, the FDA approved Zocor as the first "statin" to raise HDL. Low HDL has been identified as a risk factor for heart disease. Zocor has benefited from an increased interest in the scientific community about the role that HDL plays in protecting against cardiovascular events. In the United States, the market for "statin" medicines is expanding almost 20% a year, primarily from products such as Zocor that can significantly affect cholesterol levels at the starting dose. Merck continues its consumer and education awareness efforts in the United States because more than half of the people who should be taking cholesterol-modifying medications are still untreated.

   Cozaar, and its companion agent, Hyzaar (a combination of Cozaar and the diuretic hydrochlorothiazide), together are the world's most widely prescribed medicines in the angiotensin II antagonist class. Strong growth continues as physicians recognize the excellent tolerability and efficacy of these two products. Cozaar and Hyzaar have been prescribed for more than 7 million patients worldwide. Extensive clinical trials are also underway to evaluate the medicines' effectiveness to improve survival rates and reduce disabilities associated with heart attacks.

   Fosamax, Merck's nonhormonal medicine and the leading product worldwide for treatment and prevention of postmenopausal osteoporosis in women, continued its strong growth in 2000. It continues to outperform competition, becoming the only osteoporosis medicine indicated and consistently proven to reduce the incidence of fractures of the hip as well as the spine. In September 2000, the Company received FDA approval, making Fosamax the only drug approved in the United States for treatment to increase bone mass in men with osteoporosis. According to the National Osteoporosis Foundation, two million American men have been diagnosed with the disease, and another three million are at risk. Merck continues to strengthen the competitive advantage of Fosamax through its recent introduction of the unique once-weekly formulation which received FDA approvals for use in postmenopausal women in October 2000 and for treatment to increase bone mass in men with osteoporosis in February 2001. Regulatory approvals are being pursued for Fosamax Once Weekly in all parts of the world, including full European Union approval through the mutual recognition procedure. In countries where it has been launched, such as the United States and Mexico, sales of the once-weekly formulation have risen rapidly because of its convenient regimen.

   Singulair, Merck's once-a-day tablet for the treatment of chronic asthma in adults and children age 2 and older, continued its strong growth. It is the No. 1 brand of asthma controller medication prescribed by allergists in the United States. Studies are currently being conducted to assess whether Singulair, when taken intravenously, could be a useful hospital emergency room treatment for individuals suffering acute asthmatic attacks. Other studies are underway to determine Singulair's effectiveness in combating allergic rhinitis, both as a monotherapy and in combination treatment.

   Maxalt, Merck's treatment for acute migraine headaches in adults, continued its strong growth in 2000. Maxalt provides fast and effective relief for the debilitating headache pain and other symptoms such as nausea and sensitivity to light and noise that often accompany a migraine attack. In 2000, it was the fastest growing oral migraine medication in the U.S. and European markets. Maxalt was the first migraine medicine in the United States available in both conventional tablets and convenient, rapidly dissolving oral wafers, which disintegrate within seconds on the tongue without liquids.

   Aggrastat, a member of a class of drugs known as glycoprotein IIb/IIIa antagonists, used to treat patients with unstable angina and non-Q-wave myocardial infarction, otherwise known as a "small" heart attack, also recorded strong growth in 2000. Aggrastat continues to gain steadily in the IIb/IIIa antagonist market by targeting hospitals in the United States that treat the vast majority of patients with acute coronary syndrome.

   A group of mature products, including Prinivil and Proscar, continued to improve in unit volume growth, while others, including Vasotec, Pepcid, Mevacor and Timoptic, though still contributing to 2000 revenues, declined in unit volume due to generic and therapeutic competition.

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

   Merck-Medco sales contributed significantly to 2000 and 1999 sales growth. By continuing to invest in the development of clinical programs, enhanced information management systems, new technologies, including Internet initiatives, and growth in the business from the addition of the UnitedHealth Group contract, with 10 million lives, and the acquisition of ProVantage, with 5 million lives, Merck-Medco strengthened its leadership position in providing pharmaceutical benefit services. Merckmedco.com continues its success: it now processes more than 110,000 prescriptions per week and its total prescription sales exceed those of all of the other major online pharmacies combined. The number of prescriptions managed

26 Merck & Co., Inc. 2000 Annual Report Financial Section by Merck-Medco grew to more than 450 million in 2000, up 22% from more than 370 million prescriptions in 1999.

Costs, Expenses and Other

--------------------------------------------------------------------------------------------
($ in millions)                              2000    Change        1999   Change        1998
--------------------------------------------------------------------------------------------
Materials and production........       $ 22,443.5     +28%   $ 17,534.2    +26%   $ 13,925.4
Marketing and administrative....          6,167.7     +19%      5,199.9    +15%      4,511.4
Research and development........          2,343.8     +13%      2,068.3    +14%      1,821.1
Acquired research...............                -       *          51.1    -95%      1,039.5
Equity income from affiliates...           (764.9)      -        (762.0)   -14%       (884.3)
Gains on sales of  businesses...                -       -             -      *      (2,147.7)
Other (income) expense, net.....            349.0       *           3.0    -99%        499.7
--------------------------------------------------------------------------------------------
                                       $ 30,539.1     +27%   $ 24,094.5    +28%   $ 18,765.1
============================================================================================

* 100% or greater

   In 2000, materials and production costs increased 28% compared to a 23% sales growth rate. The higher growth rate in these costs over the sales volume growth is primarily attributable to the significant growth in Merck-Medco's historically lower-margin business. Excluding the effect of exchange and inflation, these costs increased 20%, the same as the unit sales volume growth in 2000. In 1999, materials and production costs increased 26%, compared to a 22% sales growth rate primarily attributable to growth in the lower-margin Merck- Medco business. Excluding the effect of exchange and inflation, these costs increased 17%, the same as the unit sales volume growth in 1999.

   Marketing and administrative expenses increased 19% in total and on a volume basis in 2000, including a 12 point increase attributable to marketing expenses, primarily in support of the Company's five key product franchises. Marketing and administrative expenses increased 15% in 1999. Excluding the effect of exchange and inflation, these expenses increased 13%, including a 10 point increase attributable to marketing expenses, primarily in support of recent product launches including the 1999 launch of Vioxx. Marketing and administrative expenses as a percentage of sales were 15% in 2000, 16% in 1999 and 17% in 1998. The continuous improvement in the ratios over 1998 primarily reflects the lower growth of marketing and administrative costs relative to Merck-Medco's sales growth.

   Research and development expenses increased 13% in 2000. Excluding the effect of exchange and inflation, these expenses increased 11%. Research and development expenses increased 14% in 1999. Excluding the effects of exchange and inflation, these expenses increased 10%.

   Research and development in the pharmaceutical industry is inherently a long-term process. The following data show an unbroken trend of year-to-year increases in research and development spending. For the period 1991 to 2000, the compounded annual growth rate in research and development was 11%. Research and development expenses for 2001 are estimated to approximate $2.8 billion.

                               R&D Expenditures
                                 $ in millions

                                    [GRAPH]

                       Year                Total R&D Expenditures
                       ----                ----------------------

                       1991                      $   988
                       1992                        1,112
                       1993                        1,173
                       1994                        1,231
                       1995                        1,331
                       1996                        1,487
                       1997                        1,684
                       1998                        1,821
                       1999                        2,068
                       2000                        2,344

   In 1999, in connection with the acquisition of SIBIA Neuro-sciences, Inc. (SIBIA), the Company recorded a pretax and after-tax charge of $51.1 million for acquired research associated with specific research projects for which, at the acquisition date, technological feasibility had not been established and no alternative future use existed. (See Note 3 to the consolidated financial statements for further information.)

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

     Equity income from affiliates reflects the favorable performance of our joint ventures and partnership returns from AZLP, which are recorded on a pretax basis.

     In 1998, the Company recorded a pretax gain of $2.15 billion ($1.25 billion after tax) on the sale of its one-half interest in DMPC. (See Note 3 to the consolidated financial statements for further information.) This gain was substantially offset on an after-tax basis by a $1.04 billion pretax and after-tax charge for acquired research in connection with the restructuring of AMI and $338.6 million of pretax other charges ($193.1 million after tax). These other charges, which are included in Other (income) expense, net, were primarily for environmental remediation costs and asset write-offs, principally deferred start-up costs which were expensed in accordance with the Company's adoption of Statement of Position No. 98-5, "Reporting on the Costs of Start-up Activities."

     The increase in other expense, net, in 2000 primarily reflects the effects of a number of items recorded in 1999: $411.0 million of income associated with the Lump Sum Payment from Astra, partially offset by a reserve related to disputed proceeds, and $77.9 million of income resulting from the reversal of a 1995 restructuring reserve for the anticipated 1999 closure of a manufacturing facility, partially offset by $110.0 million of charges primarily for endowment of both The Merck Company Foundation and The Merck Genome Research Institute and provisions for the settlement of claims. Also contributing to the increase was higher

                                         Merck & Co., Inc. 2000 Annual Report 27
net interest expense recorded in 2000 and minority interest expense, reflecting dividends paid on preferred units of a subsidiary, partially offset by income recorded from the settlement of disputed proceeds related to the AstraZeneca merger. In 1999, the decrease in other expense, net, was primarily due to the aforementioned 1999 items, principally the Lump Sum Payment, partially offset by higher interest expense and minority interest expense, reflecting a full year of dividends paid to Astra on preferred stock of a subsidiary, and a full year of amortization of goodwill and other intangibles resulting from the 1998 restructuring of AMI. Also contributing to the decrease was $338.6 million of charges recorded in 1998 primarily for environmental remediation costs and asset write-offs.

Earnings
-----------------------------------------------------------------------------------
($ in millions except
per share amounts)                   2000   Change       1999   Change         1998
-----------------------------------------------------------------------------------
Net income....................   $6,821.7     +16%   $5,890.5     +12%    $ 5,248.2
   As a % of sales............       16.9%               18.0%                 19.5%
   As a % of average
     total assets.............       18.1%               17.5%                 18.2%
Earnings per
   common share
   assuming dilution..........      $2.90     +18%      $2.45     +14%        $2.15
===================================================================================

   Net income was up 16% in 2000 and 12% in 1999. Net income as a percentage of sales was 16.9% in 2000, compared to 18.0% in 1999 and 19.5% in 1998. The decline in the ratio from 1999 is principally due to a higher growth rate in Merck-Medco's historically lower-margin business and the commitment of resources to support recent product launches, including the 1999 launch of Vioxx. Foreign currency exchange had a one percentage point unfavorable effect on the growth rate in 2000 and 1999. The Company's effective income tax rate in 2000 was 30.6%, compared to 31.7% in 1999 and 35.5% in 1998. The higher effective tax rate in 1999 versus 2000 primarily reflects the nondeductibility of the goodwill write-off recorded in 1999 resulting from the AstraZeneca merger. The higher effective tax rate in 1998 versus 1999 primarily reflects the nondeductibility of the acquired research charge recorded in 1998 in connection with the restructuring of AMI and the state tax cost of the gain on the 1998 sale of the Company's one-half interest in DMPC, partially offset by the 1999 nondeductibility of the aforementioned goodwill write-off. Net income as a percentage of average total assets was 18.1% in 2000, 17.5% in 1999 and 18.2% in 1998. Earnings per common share assuming dilution grew 18% in 2000, compared to 14% in 1999. In 2000 and 1999, earnings per common share assuming dilution increased at a faster rate than net income as a result of treasury stock purchases.

          Distribution of 2000 Sales
          and Equity Income

                                  [PIE CHART]

                                                Splits
                                                ------

          Raw Materials and Production Costs        55%
          Operating Expenses                        22%
          Taxes and Net Interest                     7%
          Dividends                                  7%
          Retained Earnings                          9%
                                                   ---
                  Total                            100%
                                                   ===

Environmental and Other Matters

The Company believes that it is in compliance in all material respects with applicable environmental laws and regulations. In 2000, the Company incurred capital expenditures of approximately $162.5 million for environmental protection facilities. Capital expenditures for this purpose are forecasted to exceed $670.0 million for the years 2001 through 2005. In addition, the Company's operating and maintenance expenditures for pollution control were approximately $81.7 million in 2000. Expenditures for this purpose for the years 2001 through 2005 are forecasted to exceed $490.0 million.

   The Company is a party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, as well as under other federal and state statutes. The Company is also remediating environmental contamination resulting from past industrial activity at certain of its sites and has taken an active role in identifying and providing for these costs. In management's opinion, the liabilities for all environmental matters which are probable and reasonably estimable have been accrued. Expenditures for remediation and environmental liabilities were $30.7 million in 2000, and are estimated at $153.0 million for the years 2001 through 2005. These amounts do not consider potential recoveries from insurers or other parties. Although it is not possible to predict with certainty the outcome of these environmental matters, or the ultimate costs of remediation, management does not believe that any reasonably possible expenditures that may be incurred in excess of those provided should result in a materially adverse effect on the Company's financial position, results of operations, liquidity or capital resources for any year. (See Note 9 to the consolidated financial statements for further information.)

     In 1996, the Company, along with other pharmaceutical manufacturers, received a notice from the Federal Trade Commission (FTC) that it was conducting an investigation into pricing practices. The Company has cooperated fully with the FTC in this investigation, and believes that it is currently operating in all material respects in accordance with applicable standards. While it is not feasible to predict or determine the outcome of this investigation, management does not believe that it should result in a materially adverse effect on the Company's financial position, results of operations or liquidity.

Capital Expenditures

Capital expenditures were $2.7 billion in 2000 and $2.6 billion in 1999. Expenditures in the United States were $2.1 billion in 2000 and $2.0 billion in 1999. Expenditures during 2000 included $1.0 billion for production facilities, $645.0 million for research and development facilities, $162.5 million for environmental projects, and $914.5 million for administrative, safety and general site projects. Capital expenditures approved but not yet spent at December 31, 2000 were $2.5 billion. Capital expenditures for 2001 are estimated to be $2.8 billion.

   Depreciation was $905.5 million in 2000 and $771.2 million in 1999, of which $653.9 million and $552.3 million, respectively, applied to locations in the United States.

28  Merck & Co., Inc. 2000 Annual Report Financial Section

          Capital Expenditures
          $ in millions

                                    [GRAPH]

          YEAR                   TOTAL CAPITAL EXPENDITURES
          ----                   --------------------------

          1991                               $1,042
          1992                                1,067
          1993                                1,013
          1994                                1,009
          1995                                1,005
          1996                                1,197
          1997                                1,449
          1998                                1,973
          1999                                2,561
          2000                                2,728

Analysis of Liquidity and Capital Resources

Cash provided by operations continues to be the Company's primary source of funds to finance operating needs and capital expenditures. In 2000, cash flows from operations were $7.7 billion, reflecting the continued growth of the Company's earnings. This cash was used to fund capital expenditures of $2.7 billion, to pay Company dividends of $2.8 billion and to partially fund the purchase of treasury shares. At December 31, 2000, the total of worldwide cash and investments was $9.2 billion, including $4.3 billion in cash, cash equivalents and short-term investments, and $4.9 billion of long-term investments. The above totals include $1.2 billion in cash and investments held by Banyu Pharmaceutical Co., Ltd., in which the Company has a 50.87% ownership interest.

Selected Data

------------------------------------------------------------------------------------
($ in millions)                                   2000          1999           1998
------------------------------------------------------------------------------------
Working capital...........................   $ 3,643.8     $ 2,500.4      $ 4,159.7
Total debt to total liabilities
      and equity..........................        17.3%         16.8%          12.1%
Cash provided by operations
      to total debt.......................       1.1:1         1.0:1          1.4:1
===================================================================================

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

   The ratio of total debt to total liabilities and equity was affected by the net increase of $.9 billion and $2.2 billion in commercial paper borrowings at December 31, 2000 and 1999, respectively, and the issuances of the $1.38 billion note to Astra and two $500.0 million debentures in 1998. The ratio of cash provided by operations to total debt, although impacted by these debt issuances, reflects the ability of the Company to cover its debt obligations.

   In February 2000, the Board of Directors approved purchases of up to $10.0 billion of Merck shares. From 1998 to 2000, the Company purchased $8.3 billion of treasury shares under previously authorized completed programs, and $2.5 billion under the 2000 program. Total treasury stock purchased in 2000 was $3.5 billion. For the period 1991 to 2000, the Company has purchased 462.4 million shares at a total cost of $19.5 billion.

   In 2000, the Company's $1.0 billion shelf registration filed with the Securities and Exchange Commission for the issuance of debt securities became effective, increasing available capacity under such filings to $1.7 billion. In late 2000, the Company issued $106.0 million of securities under the shelf, reducing such capacity to $1.6 billion. The Company also has a $1.5 billion Euro Medium Term Note program, under which no securities have been issued. Proceeds from the sale of these securities are to be used for general corporate purposes.

   In February 2001, the Company issued $500.0 million of notes with annual interest rate resets and a final maturity of ten years. On an annual basis, the notes will either be repurchased from the holders at the option of the remarketing agent and remarketed, or redeemed by the Company. Proceeds from the sale of these securities will be used to repay short-term borrowings and for general corporate purposes.

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

   The objective of the balance sheet hedging program is to protect the U.S. dollar value of foreign currency denominated net monetary assets from the effects of volatility in foreign exchange that might occur prior to their conversion to U.S. dollars. To achieve this objective, the Company will hedge foreign currency risk on monetary assets and liabilities where hedging is cost beneficial. Merck seeks to fully hedge exposure denominated in developed country currencies, primarily the euro, Japanese yen and Canadian dollar, and will either partially hedge or not hedge at all exposure in other currencies, particularly exposure in developing countries where we consider the cost of hedging instruments to be uneconomic or such instruments are unavailable at any cost. The Company will minimize the effect of exchange on unhedged exposure, principally by managing operating activities and net asset positions at the

                                       Merck & Co., Inc. 2000 Annual Report  29
local level. Merck manages its net asset exposure principally with forward exchange contracts. These contracts enable the Company to buy and sell foreign currencies in the future at fixed exchange rates. For net monetary assets hedged, forward contracts offset the consequences of changes in foreign exchange on the amount of U.S. dollar cash flows derived from the net assets. Contracts used to hedge net monetary asset exposure have average maturities at inception of less than one year. A sensitivity analysis to changes in the value of the U.S. dollar on foreign currency denominated derivatives and monetary assets and liabilities indicated that if the U.S. dollar uniformly weakened by 10% against all currency exposures of the Company at December 31, 2000 and 1999, Income before taxes would have declined by $2.5 million in each year. Since Merck is in a net short position relative to its major foreign currencies after consideration of forward contracts, a uniform weakening of the U.S. dollar will yield the largest overall potential net loss in earnings due to exchange. This measurement assumes that a change in one foreign currency relative to the U.S. dollar would not affect other foreign currencies relative to the U.S. dollar. Although not predictive in nature, the Company believes that a 10% threshold reflects reasonably possible near-term changes in Merck's major foreign currency exposures relative to the U.S. dollar. The balance sheet hedging program has significantly reduced the volatility of U.S. dollar cash flows derived from foreign currency denominated net monetary assets. The cash flows from these contracts are reported as operating activities in the Consolidated Statement of Cash Flows.

   The objective of the revenue hedging program is to reduce the potential for longer-term unfavorable changes in foreign exchange to decrease the U.S. dollar value of future cash flows derived from foreign currency denominated sales, primarily the euro and Japanese yen. To achieve this objective, the Company will partially hedge forecasted sales that are expected to occur over its planning cycle, typically no more than three years into the future. The Company will layer in hedges over time, increasing the portion of sales hedged as it gets closer to the expected date of the transaction. The portion of sales hedged is based on assessments of cost-benefit profiles that consider natural offsetting exposures, revenue and exchange rate volatilities and correlations, and the cost of hedging instruments. Merck manages its forecasted transaction exposure principally with purchased local currency put options. On the forecasted transactions hedged, these option contracts effectively reduce the potential for a strengthening U.S. dollar to decrease the future U.S. dollar cash flows derived from foreign currency denominated sales. Purchased local currency put options provide the Company with a right, but not an obligation, to sell foreign currencies in the future at a predetermined price. If the value of the U.S. dollar weakens relative to other major currencies when the options mature, the options would expire unexercised, enabling the Company to benefit from favorable movements in exchange, except to the extent of premiums paid for the contracts. While a weaker U.S. dollar would result in a net benefit, the market value of the Company's hedges would have declined by $47.4 million and $86.7 million, respectively, from a uniform 10% weakening of the U.S. dollar at December 31, 2000 and 1999. The market value was determined using a foreign exchange option pricing model and holding all factors except exchange rates constant. Since Merck uses purchased local currency put options, a uniform weakening of the U.S. dollar will yield the largest overall potential loss in the market value of these options. The December 31, 2000 measurement reflects reduced notional amounts compared to the prior year. The December 31, 1999 measurement included written euro put options with terms identical to deep-in-the-money purchased put options. The changes in market value of the written options equally offset market value changes of the purchased options. The sensitivity measurement assumes that a change in one foreign currency relative to the U.S. dollar would not affect other foreign currencies relative to the U.S. dollar. Although not predictive in nature, the Company believes that a 10% threshold reflects reasonably possible near-term changes in Merck's major foreign currency exposures relative to the U.S. dollar. Over the last three years, the program has reduced the volatility of cash flows and mitigated the loss in value of cash flows during periods of relative strength in the U.S. dollar for the portion of revenues hedged. The cash flows from these contracts are reported as operating activities in the Consolidated Statement of Cash Flows.

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

   The Company's investment portfolio includes cash equivalents and short-term investments, the market value of which is not significantly impacted by changes in interest rates. The market value of the Company's medium- to long-term fixed rate investments is modestly impacted by changes in U.S. interest rates. Changes in medium- to long-term U.S. interest rates would have a more significant impact on the market value of the Company's fixed-rate borrowings, which generally have longer maturities. A sensitivity analysis to measure potential changes in the market value of the Company's investments and debt from a change in interest rates indicated that a one percentage point increase in interest rates at December 31, 2000 and 1999 would have positively impacted the net aggregate market value of these instruments by $116.0 million and $205.0 million, respectively. A one percentage point decrease at December 31, 2000 and 1999 would have negatively impacted the net aggregate market value by $135.6 million and $266.5 million, respectively. The fair value of the Company's debt was determined using pricing models reflecting one percentage point shifts in the appropriate yield curves. The fair value of the Company's investments was determined using a combination of pricing and duration models. Whereas duration is a linear approximation that works well for modest changes in yields and generates a symmetrical result, pricing models reflecting the convexity of the price/yield relationship provide greater precision and reflect the asymmetry of price movements for interest rate changes in opposite directions. The impact of convexity is more pronounced in longer-term maturities and low interest rate environments. The reduced sensitivity of the Company's aggregate investment and debt portfolio at December 31, 2000 reflects an increase in the size and weighted average maturity of the Company's investments.

30   Merck & Co., Inc. 2000 Annual Report Financial Section

Recently Issued Accounting Standards

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133). The Statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at fair value and that changes in fair value be recognized currently in earnings, unless specific hedge accounting criteria are met. In June 1999, the FASB issued Statement No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, which delayed the required adoption of FAS 133 to fiscal 2001. In June 2000, the FASB issued Statement No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FAS 133, which was effective concurrently with FAS 133. Upon adoption of the Statements on January 1, 2001, the Company recorded a favorable cumulative effect of accounting change of $45.5 million after tax in Other comprehensive income
(loss), representing the mark to fair value of purchased local currency put options. The cumulative effect of accounting change recorded in Net income was not significant.

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

   The Company does not assume the obligation to update any forward-looking statement. One should carefully evaluate such statements in light of factors described in the Company's filings with the Securities and Exchange Commission, especially on Forms 10-K, 10-Q and 8-K (if any). In Item 1 of the Company's annual report on Form 10-K for the year ended December 31, 2000, which will be filed in March 2001, the Company discusses in more detail various important factors that could cause actual results to differ from expected or historic results. The Company notes these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. Prior to the filing of the Form 10-K for the year ended December 31, 2000, reference should be made to Item 1 of the Company's annual report on Form 10-K for the year ended December 31, 1999. One should understand that it is not possible to predict or identify all such factors. Consequently, the reader should not consider any such list to be a complete statement of all potential risks or uncertainties.

Condensed Interim Financial Data
------------------------------------------------------------------------------------------------------
($ in millions except
per share amounts)                                         4th Q        3rd Q        2nd Q       1st Q
------------------------------------------------------------------------------------------------------
2000
------------------------------------------------------------------------------------------------------
Sales...........................................      $ 11,467.3    $10,567.5    $ 9,477.1   $ 8,851.4
Materials and production costs..................         6,570.6      5,952.5      5,087.0     4,833.4
Marketing and administrative expenses...........         1,774.1      1,512.8      1,463.6     1,417.2
Research and development expenses...............           662.4        609.8        548.0       523.6
Equity income from affiliates...................          (145.5)      (219.4)      (211.8)     (188.3)
Other (income) expense, net.....................            94.6         70.2        113.0        71.5
Income before taxes.............................         2,511.1      2,641.6      2,477.3     2,194.0
Net income......................................         1,764.4      1,835.9      1,721.7     1,499.6
Basic earnings per common share.................            $.77         $.80         $.74        $.65
Earnings per common share assuming dilution.....            $.75         $.78         $.73        $.63
------------------------------------------------------------------------------------------------------
1999
------------------------------------------------------------------------------------------------------
Sales...........................................      $  8,963.4    $ 8,195.7    $ 8,018.2   $ 7,536.7
Materials and production costs..................         4,644.0      4,365.9      4,370.2     4,154.2
Marketing and administrative expenses...........         1,588.6      1,272.7      1,184.4     1,154.3
Research and development expenses...............           627.9        516.0        482.7       441.8
Acquired research...............................               -         51.1            -           -
Equity income from affiliates...................          (180.4)      (227.1)      (179.6)     (174.8)
Other (income) expense, net.....................            71.9        (17.6)      (170.1)      118.4
Income before taxes.............................         2,211.4      2,234.7      2,330.6     1,842.8
Net income......................................         1,573.2      1,539.6      1,478.1     1,299.6
Basic earnings per common share.................            $.68        $.65          $.63        $.55
Earnings per common share assuming dilution.....            $.66        $.64          $.61        $.54
======================================================================================================

Dividends Paid per Common Share
------------------------------------------------------------------------------------------------------
                                               Year        4th Q        3rd Q        2nd Q       1st Q
------------------------------------------------------------------------------------------------------
2000...............................           $1.21         $.34         $.29         $.29        $.29
1999...............................            1.10          .29          .27          .27         .27
======================================================================================================

Common Stock Market Prices
------------------------------------------------------------------------------------------------------
2000                                                       4th Q        3rd Q        2nd Q       1st Q
------------------------------------------------------------------------------------------------------
High............................................      $    96.69    $   77.38    $   76.63   $   79.00
Low.............................................           72.88        63.00        61.88       52.00
------------------------------------------------------------------------------------------------------
1999
------------------------------------------------------------------------------------------------------
High............................................      $    81.13    $   75.94    $   85.06   $   87.38
Low.............................................           64.50        60.94        66.00       67.47
======================================================================================================

   The principal market for trading of the common stock is the New York Stock Exchange under the symbol MRK.

                                      Merck & Co., Inc. 2000 Annual Report    31

Consolidated Statement of Income
--------------------------------------------------------------------------------
Merck & Co., Inc. and Subsidiaries

Years Ended December 31
($ in millions except per share amounts)                          2000         1999          1998
-------------------------------------------------------------------------------------------------
Sales.....................................................   $40,363.2    $32,714.0     $26,898.2
-------------------------------------------------------------------------------------------------
Costs, Expenses and Other
Materials and production..................................    22,443.5     17,534.2      13,925.4
Marketing and administrative..............................     6,167.7      5,199.9       4,511.4
Research and development..................................     2,343.8      2,068.3       1,821.1
Acquired research.........................................          --         51.1       1,039.5
Equity income from affiliates.............................      (764.9)      (762.0)       (884.3)
Gains on sales of businesses..............................          --           --      (2,147.7)
Other (income) expense, net...............................       349.0          3.0         499.7
-------------------------------------------------------------------------------------------------
                                                              30,539.1     24,094.5      18,765.1
-------------------------------------------------------------------------------------------------
Income Before Taxes.......................................     9,824.1      8,619.5       8,133.1
Taxes on Income...........................................     3,002.4      2,729.0       2,884.9
-------------------------------------------------------------------------------------------------
Net Income................................................   $ 6,821.7    $ 5,890.5     $ 5,248.2
=================================================================================================
Basic Earnings per Common Share...........................       $2.96        $2.51         $2.21
=================================================================================================
Earnings per Common Share Assuming Dilution...............       $2.90        $2.45         $2.15
=================================================================================================

Consolidated Statement of Retained Earnings
--------------------------------------------------------------------------------
Merck & Co., Inc. and Subsidiaries

Years Ended December 31
($ in millions)                                                   2000         1999          1998
-------------------------------------------------------------------------------------------------
Balance, January 1........................................   $23,447.9    $20,186.7     $17,291.5
-------------------------------------------------------------------------------------------------
Net Income................................................     6,821.7      5,890.5       5,248.2
Common Stock Dividends Declared...........................    (2,905.7)    (2,629.3)     (2,353.0)
-------------------------------------------------------------------------------------------------
Balance, December 31......................................   $27,363.9    $23,447.9     $20,186.7
=================================================================================================

Consolidated Statement of Comprehensive Income
--------------------------------------------------------------------------------
Merck & Co., Inc. and Subsidiaries

Years Ended December 31
($ in millions)                                                   2000         1999          1998
-------------------------------------------------------------------------------------------------
Net Income................................................   $ 6,821.7    $ 5,890.5     $ 5,248.2
-------------------------------------------------------------------------------------------------
Other Comprehensive Income (Loss)
Net unrealized gain (loss) on investments,
      net of tax and net income realization...............        24.3         25.6          (5.6)
Minimum pension liability, net of tax.....................        (1.6)         3.8         (24.7)
-------------------------------------------------------------------------------------------------
                                                                  22.7         29.4         (30.3)
-------------------------------------------------------------------------------------------------
Comprehensive Income......................................   $ 6,844.4    $ 5,919.9     $ 5,217.9
=================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

32   Merck & Co., Inc. 2000 Annual Report Financial Section

Consolidated Balance Sheet
--------------------------------------------------------------------------------
Merck & Co., Inc. and Subsidiaries

December 31
($ in millions)                                                                            2000            1999
---------------------------------------------------------------------------------------------------------------
Assets
---------------------------------------------------------------------------------------------------------------
Current Assets
Cash and cash equivalents......................................................      $  2,536.8      $  2,021.9
Short-term investments.........................................................         1,717.8         1,180.5
Accounts receivable............................................................         5,017.9         4,089.0
Inventories....................................................................         3,021.5         2,846.9
Prepaid expenses and taxes.....................................................         1,059.4         1,120.9
---------------------------------------------------------------------------------------------------------------
Total current assets...........................................................        13,353.4        11,259.2
---------------------------------------------------------------------------------------------------------------
Investments....................................................................         4,947.8         4,761.5
---------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment (at cost)
Land...........................................................................           344.7           259.2
Buildings......................................................................         5,481.1         4,465.8
Machinery, equipment and office furnishings....................................         8,576.5         7,385.7
Construction in progress.......................................................         2,304.9         2,236.3
---------------------------------------------------------------------------------------------------------------
                                                                                       16,707.2        14,347.0
Less allowance for depreciation................................................         5,225.1         4,670.3
---------------------------------------------------------------------------------------------------------------
                                                                                       11,482.1         9,676.7
---------------------------------------------------------------------------------------------------------------
Goodwill and Other Intangibles (net of accumulated amortization
  of $1,850.7 million in 2000 and $1,488.7 million in 1999)....................         7,374.2         7,584.2
---------------------------------------------------------------------------------------------------------------
Other Assets...................................................................         2,752.9         2,353.3
---------------------------------------------------------------------------------------------------------------
                                                                                     $ 39,910.4      $ 35,634.9
===============================================================================================================
Liabilities and Stockholders' Equity
---------------------------------------------------------------------------------------------------------------
Current Liabilities
Accounts payable and accrued liabilities.......................................      $  4,361.3      $  4,158.7
Loans payable and current portion of long-term debt............................         3,319.3         2,859.0
Income taxes payable...........................................................         1,244.3         1,064.1
Dividends payable..............................................................           784.7           677.0
---------------------------------------------------------------------------------------------------------------
Total current liabilities......................................................         9,709.6         8,758.8
---------------------------------------------------------------------------------------------------------------
Long-Term Debt.................................................................         3,600.7         3,143.9
---------------------------------------------------------------------------------------------------------------
Deferred Income Taxes and Noncurrent Liabilities...............................         6,746.7         7,030.1
---------------------------------------------------------------------------------------------------------------
Minority Interests.............................................................         5,021.0         3,460.5
---------------------------------------------------------------------------------------------------------------
Stockholders' Equity
Common stock, one cent par value
  Authorized - 5,400,000,000 shares
  Issued - 2,968,355,365 shares - 2000
         - 2,968,030,509 shares - 1999.........................................            29.7            29.7
Other paid-in capital..........................................................         6,265.8         5,920.5
Retained earnings..............................................................        27,363.9        23,447.9
Accumulated other comprehensive income.........................................            30.8             8.1
---------------------------------------------------------------------------------------------------------------
                                                                                       33,690.2        29,406.2
Less treasury stock, at cost
  660,756,186 shares - 2000
  638,953,059 shares - 1999....................................................        18,857.8        16,164.6
---------------------------------------------------------------------------------------------------------------
Total stockholders' equity.....................................................        14,832.4        13,241.6
---------------------------------------------------------------------------------------------------------------
                                                                                     $ 39,910.4      $ 35,634.9
===============================================================================================================

The accompanying notes are an integral part of this consolidated financial statement.

                                        Merck & Co., Inc. 2000 Annual Report  33

Consolidated Statement of Cash Flows
--------------------------------------------------------------------------------
Merck & Co., Inc. and Subsidiaries

Years Ended December 31
($ in millions)                                                                       2000            1999             1998
---------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Income before taxes.........................................................    $  9,824.1     $   8,619.5     $    8,133.1
Adjustments to reconcile income before taxes to cash
   provided from operations before taxes:
     Acquired research......................................................            --            51.1          1,039.5
     Gains on sales of businesses...........................................            --              --         (2,147.7)
     Depreciation and amortization..........................................       1,277.3         1,144.8          1,015.1
     Other..................................................................        (222.8)         (547.7)           156.6
     Net changes in assets and liabilities:
        Accounts receivable.................................................        (940.1)         (752.9)          (579.1)
        Inventories.........................................................        (210.1)         (223.0)          (409.5)
        Accounts payable and accrued liabilities............................          16.6           404.5            250.1
        Noncurrent liabilities..............................................         (94.3)         (150.9)           (13.0)
        Other...............................................................         204.3            69.9              9.8
---------------------------------------------------------------------------------------------------------------------------
Cash Provided by Operating Activities Before Taxes..........................       9,855.0         8,615.3          7,454.9
Income Taxes Paid...........................................................      (2,167.7)       (2,484.6)        (2,126.6)
---------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities...................................       7,687.3         6,130.7          5,328.3
---------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities
Capital expenditures........................................................      (2,727.8)       (2,560.5)        (1,973.4)
Purchase of securities, subsidiaries and other investments..................     (28,637.1)      (42,211.2)       (29,675.4)
Proceeds from sale of securities, subsidiaries and other investments........      27,667.5        40,308.7         28,618.9
Proceeds from relinquishment of certain AstraZeneca product rights..........          92.6         1,679.9               --
Proceeds from sales of businesses...........................................            --              --          2,586.2
Other.......................................................................         (36.5)          (33.9)           432.3
---------------------------------------------------------------------------------------------------------------------------
Net Cash Used by Investing Activities.......................................      (3,641.3)       (2,817.0)           (11.4)
---------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
Net change in short-term borrowings.........................................         905.6         2,137.9           (457.2)
Proceeds from issuance of debt..............................................         442.1            11.6          2,379.5
Payments on debt............................................................        (443.2)          (17.5)          (340.6)
Proceeds from issuance of preferred units of subsidiary.....................       1,500.0              --               --
Purchase of treasury stock..................................................      (3,545.4)       (3,582.1)        (3,625.5)
Dividends paid to stockholders..............................................      (2,798.0)       (2,589.7)        (2,253.1)
Proceeds from exercise of stock options.....................................         640.7           322.9            490.1
Other.......................................................................        (149.2)         (152.5)          (114.1)
---------------------------------------------------------------------------------------------------------------------------
Net Cash Used by Financing Activities.......................................      (3,447.4)       (3,869.4)        (3,920.9)
---------------------------------------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash and Cash Equivalents................         (83.7)          (28.6)            85.1
---------------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents........................         514.9          (584.3)         1,481.1
---------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at Beginning of Year..............................       2,021.9         2,606.2          1,125.1
---------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year....................................    $  2,536.8     $   2,021.9     $    2,606.2
===========================================================================================================================

The accompanying notes are an integral part of this consolidated financial statement.

34  Merck & Co., Inc. 2000 Annual Report Financial Section

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
Merck & Co., Inc. and Subsidiaries
($ in millions except per share amounts)

1.   Nature of Operations

Merck is a global research-driven pharmaceutical company that discovers, develops, manufactures and markets a broad range of human and animal health products, directly and through its joint ventures, and provides pharmaceutical benefit services through Merck-Medco Managed Care (Merck-Medco). Human health products include therapeutic and preventive agents, generally sold by prescription, for the treatment of human disorders. Pharmaceutical benefit services primarily include sales of prescription drugs through managed prescription drug programs as well as services provided through programs to manage patient health and drug utilization. Through these complimentary capabilities, Merck works to improve the quality of life and contain overall health care costs.

     Merck sells its human health products and provides pharmaceutical benefit services primarily to drug wholesalers and retailers, hospitals, clinics, government agencies, corporations, labor unions, retirement systems, insurance carriers, managed health care providers such as health maintenance organizations and other institutions.

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

Goodwill and Other Intangibles - Goodwill of $3.8 billion in 2000 and 1999 (net of accumulated amortization) represents the excess of acquisition costs over the fair value of net assets of businesses purchased and is amortized on a straight-line basis over periods up to 40 years. Other acquired intangibles principally include customer relationships of $2.5 billion in 2000 and $2.6 billion in 1999 (net of accumulated amortization) that arose in connection with the acquisition of Medco Containment Services, Inc. (renamed Merck-Medco) and patent rights approximating $.7 billion in 2000 and $.8 billion in 1999 (net of accumulated amortization) acquired as part of the restructuring of Astra Merck Inc. (AMI). (See Note 4.) These acquired intangibles are recorded at cost and are amortized on a straight-line basis over their estimated useful lives of up to 40 years. The weighted average amortization period for Goodwill and Other Intangibles was 33 years at December 31, 2000 and 1999. The Company reviews goodwill and other intangibles to assess recoverability from future operations using undiscounted cash flows derived from the lowest appropriate asset groupings, generally the subsidiary level. Impairment of enterprise goodwill is typically evaluated at the acquired entity level. Impairments are recognized in operating results to the extent that carrying value exceeds fair value, which is determined based on the net present value of estimated future cash flows.

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

Reclassifications - Certain reclassifications have been made to prior year amounts to conform with current year presentation.

                                        Merck & Co., Inc. 2000 Annual Report  35

3.   Acquisitions and Divestitures

In 1999, the Company acquired the outstanding common stock of SIBIA Neurosciences, Inc. (SIBIA) for approximately $97.4 million. The purchase price allocation resulted in a charge for acquired research of $51.1 million associated with research projects for which, at the acquisition date, technological feasibility had not been established and no alternative future use existed. SIBIA is engaged in the discovery and development of novel molecule therapeutics for the treatment of neurodegenerative, neuropsychiatric and neurological disorders. The acquisition was accounted for by the purchase method and, accordingly, SIBIA's results of operations have been included with the Company's since the acquisition date. Pro forma information is not provided as the impact of the transaction does not have a material effect on the Company's results of operations for 1999 or 1998.

   In July 1998, the Company sold its one-half interest in The DuPont Merck Pharmaceutical Company (DMPC), its joint venture with E.I. du Pont de Nemours and Company (DuPont), to DuPont for $2.6 billion in cash, resulting in a pretax gain of $2.15 billion ($1.25 billion after tax). The joint venture was not significant to the Company's financial position or results of operations. This gain was substantially offset on an after-tax basis by a $1.04 billion pretax and after-tax charge for acquired research (see Note 4) and $338.6 million of pretax other charges ($193.1 million after tax) included in Other (income) expense, net. (See Note 14.)

4.  Joint Ventures

In 1982, Merck entered into an agreement with Astra AB (Astra) to develop and market Astra's products under a royalty-bearing license. In 1993, the Company's total sales of Astra products reached a level that triggered the first step in the establishment of a joint venture business carried on by AMI, in which Merck and Astra each owned a 50% share. This joint venture, formed in 1994, developed and marketed most of Astra's new prescription medicines in the United States. Joint venture sales were $1.7 billion for the first six months of 1998, consisting primarily of Prilosec, the first of a class of medications known as proton pump inhibitors, which slows the production of acid from the cells of the stomach lining.

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

   Merck's acquisition of Astra's interest in KBI for $3.1 billion was accounted for under the purchase method and, accordingly, 100% of KBI's results of operations have been included with the Company's since July 1, 1998. Pro forma information is not provided as the impact of the transaction did not have a material effect on the Company's results of operations for 1998. The purchase price was allocated based upon the fair values of the portion of assets and liabilities acquired. In addition to the 50% step-up in carrying value of KBI's operating assets, purchase price allocations resulted in the recognition of goodwill totaling $825.9 million which is being amortized on a straight-line basis over 20 years and other intangibles, principally the retained U.S. patent rights on in-line products totaling $978.0 million, which are being amortized on a straight-line basis over 10 years. In connection with the acquisition of the remaining 50% of the license rights to product candidates within Astra's research pipeline, the Company recorded a $1.04 billion charge for acquired research associated with 10 product candidates in Phase II or later stages of development and U.S. rights to research projects which had not yet entered Phase
II. At the acquisition date, technological feasibility for the product candidates and the pre-Phase II research projects had not been established and no alternative future use existed. The product candidates were in various therapeutic categories, principally gastrointestinal (comprising over 50% of the charge for Phase II or later stages), respiratory and neurological, with projected U.S. Food and Drug Administration (FDA) approval dates in the years 1999 through 2005. None of these future products is individually material to the Company. The fair value of the acquired research was determined based upon the present value of each product's projected future cash flows, utilizing an income approach reflecting the appropriate cost of capital. Future cash flows were predominately based on net income forecasts for each product consistent with historical pricing, margins, and expense levels for similar products. Revenues were estimated based on relevant market size and growth factors, expected industry trends, individual product life cycles, and the life of each product's underlying patent. The implied risk adjusted discount rates applied to projected cash flows were based on the Company's weighted average cost of capital, the useful life of each product, the applicable product's stage of completion, as well as its probability of technical and marketing success, and averaged 26%, with a range of 12% to 37%. A cost approach was also utilized to corroborate the values determined under the income approach. In applying the cost approach, consideration was given to the level of research and development expenditures within Astra, the appropriate required rates of return within the market place and the cost of reproduction for the acquired assets. Both of these approaches are appropriate under generally accepted valuation methods and yielded similar results. The research projects considered in the valuation are all subject to the normal risks and uncertainties associated with

36 Merck & Co., Inc. 2000 Annual Report Financial Section demonstrating the safety and efficacy required to obtain timely FDA approval. While Merck will benefit from future revenues of successful product candidates, AZLP and Astra will bear all costs to complete the development of these products unless AZLP elects not to pursue a particular product candidate, at which time the Company would bear further development costs at its discretion.

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

   For a payment of $443.0 million, which has been deferred, Astra purchased an option to buy Merck's interest in the KBI products, excluding the gastrointestinal medicines Prilosec and Nexium, in 2008, 2012 or 2016 (the Asset Option), at an exercise price based primarily on a multiple of Merck's annual revenue derived from the KBI products for the three years prior to exercise. As a result of the AstraZeneca merger, the Asset Option is now only exercisable in 2010 at an exercise price equal to the net present value as of March 31, 2008 of projected future pretax revenue to be received by the Company from the KBI products (the Appraised Value). Merck now also has the right to require Astra to purchase such interest in 2008 at the Appraised Value. The Company also granted Astra an option to buy Merck's common stock interest in KBI, at an exercise price based on the net present value of estimated future net sales of Prilosec and Nexium (the Shares Option). This option is exercisable only after Astra's purchase of Merck's interest in the KBI products. Generally, the Shares Option was not exercisable before 2017, but as a result of the AstraZeneca merger, is now exercisable two years after Astra's purchase of Merck's interest in the KBI products.

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

   In connection with the Company's acquisition of Astra's interest in KBI, Merck agreed to relinquish rights to the pharmaceutical products of any company that would merge with or acquire Astra. These rights, which protected the value of KBI's perpetual interest in Astra's pipeline, were relinquished in exchange for a payment (the Lump Sum Payment) to be made in the event of the merger or acquisition of Astra. The Company estimated that it was entitled to receive a Lump Sum Payment of $822.0 million as the result of the AstraZeneca merger. In the second quarter of 1999, Astra paid $712.5 million of the Lump Sum Payment and disputed its obligation to pay the remainder. The parties sought arbitration with respect to the disputed amount. Although Merck retains an interest in current and future Astra products with an existing or pending U.S. patent, this merger effectively curtailed the Company's perpetual interest in Astra's pipeline and, thus, reduced the going concern value acquired in 1998. Accordingly, one-half of the expected payment was an adjustment to the purchase price Merck paid for Astra's one-half interest in KBI, reducing goodwill by $411.0 million, less 50% of a reserve relating to disputed proceeds. The balance represented compensation to the Company for the reduction of the value of its original one-half interest in KBI and was recorded in Other (income) expense, net. Because the reduction in goodwill was not tax-effected and the Lump Sum Payment was fully taxable, this transaction, net of a reserve relating to disputed proceeds, yielded an after-tax gain of $74.6 million. This gain was largely offset on an after-tax basis by $110.0 million of pretax charges ($66.2 million after tax) also recorded in Other (income) expense, net. (See Note 14.) In the first quarter of 2000, the arbitration concluded and the Company received $87.2 million of the disputed proceeds plus interest.

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

                                        Merck & Co., Inc. 2000 Annual Report  37

   In 1989, Merck formed a joint venture with Johnson & Johnson to develop and market a broad range of nonprescription medicines for U.S. consumers. This 50% owned venture was expanded into Europe in 1993, and into Canada in 1996. Sales of product marketed by the joint venture were $461.1 million for 2000, $487.4 million for 1999 and $514.2 million for 1998.

   In 1991, Merck and DuPont formed an independent, research-driven, worldwide pharmaceutical joint venture, equally owned by each party. Joint venture sales were $686.2 million for the first six months of 1998, consisting primarily of cardiovascular, radiopharmaceutical and central nervous system products. In July 1998, the Company sold its one-half interest in the joint venture to DuPont for $2.6 billion in cash. (See Note 3.)

   In 1994, Merck and Pasteur Merieux Connaught (now Aventis Pasteur) established an equally owned joint venture to market vaccines in Europe and to collaborate in the development of combination vaccines for distribution in Europe. Joint venture vaccine sales were $540.9 million for 2000, $566.8 million for 1999 and $560.4 million for 1998.

   In August 1997, Merck and Rhone-Poulenc (now Aventis) combined their animal health and poultry genetics businesses to form Merial Limited (Merial), a fully integrated, stand-alone joint venture, equally owned by each party. Merial is the world's largest company dedicated to the discovery, manufacture and marketing of veterinary pharmaceuticals and vaccines. Merck contributed developmental research personnel, sales and marketing activities, and animal health products, as well as its poultry genetics business. Aventis contributed research and development, manufacturing, sales and marketing activities, and animal health products, as well as its poultry genetics business. Merial sales were $1.6 billion for 2000, $1.7 billion for 1999 and $1.8 billion for 1998.

   In May 2000, the Company and Schering-Plough Corporation (Schering-Plough) entered into agreements to create separate partnerships to develop and market in the United States new prescription medicines in the cholesterol-management and respiratory therapeutic areas. These partnerships will pursue the development and marketing of Zocor as a once-daily fixed-combination tablet with ezetimibe, Schering-Plough's investigational cholesterol absorption inhibitor; ezetimibe as a once-daily monotherapy and in co-administration with statins; and a once-daily fixed-combination tablet of Singulair and Claritin, Schering-Plough's nonsedating antihistamine, for the treatment of allergic rhinitis and asthma. The arrangements are not expected to have a significant near-term impact on the Company's results of operations or financial position.

5.  Affiliates Accounted for Using the Equity Method

Investments in affiliates accounted for using the equity method are included in Other assets and were $1.7 billion at December 31, 2000 and $1.4 billion at December 31, 1999. Dividends and distributions received from these affiliates were $475.5 million in 2000, $412.2 million in 1999 and $919.3 million in 1998. The decrease in 2000 and 1999 primarily relates to the 1998 restructuring of AMI.

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

   The Company continually reviews its portfolio of purchased options. From time to time, the Company will adjust its portfolio to preserve the value of deep-in-the-money purchased options. The most cost-effective means of adjusting the portfolio is to write options with terms identical to the purchased options. Deferred gains or losses that accumulate on purchased options prior to writing an offsetting position will remain deferred and are recognized when the hedged transaction occurs. Subsequent changes in the market value of the written options and related purchased options are recorded in earnings. Because the changes in market value of the purchased options equally offset the written options, there is no net impact on earnings. The carrying value of written currency options is reported in Accounts payable and accrued liabilities or Deferred income taxes and noncurrent liabilities.

   Deferred gains and losses on purchased currency options used to hedge forecasted revenues amounted to $88.4 million and $11.5 million at December 31, 2000 and $172.9 million and $37.4 million at December 31, 1999, respectively.

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

38  Merck & Co., Inc. 2000 Annual Report Financial Section

   At December 31, 2000 and 1999, the Company had contracts to exchange foreign currencies, principally of the euro region and Japan, for U.S. dollars in the following notional amounts:

                                                              2000          1999
--------------------------------------------------------------------------------
Purchased currency options.............................  $   903.5    $  3,005.4
Written currency options...............................          -         739.5
Forward sale contracts.................................    2,139.9       2,500.0
Forward purchase contracts.............................      870.3       1,265.0
================================================================================

Interest Rate Risk Management

The Company may use interest rate swap contracts on certain investing and borrowing transactions and, at December 31, 2000, was party to a seven-year combined interest rate and currency swap contract entered into in 1997 which converts a variable rate Dutch guilder investment to a variable rate U.S. dollar investment. In 2000, a portion of this contract was terminated in conjunction with the sale of a portion of the related asset with an immaterial impact on net income. The notional amount of the contract was $279.3 million at December 31, 2000 and $353.1 million at December 31, 1999. In 2000, a similar five-year swap contract with a notional amount of $249.2 million matured and the related asset was sold with an immaterial impact on net income. The notional amount of this swap was $239.4 million at December 31, 1999. The market values of these contracts are reported in Other assets or Deferred income taxes and noncurrent liabilities with unrealized gains and losses recorded, net of tax, in Accumulated other comprehensive income. The Company does not use leveraged swaps and, in general, does not leverage any of its investment activities that would put principal capital at risk.

Fair Value of Financial Instruments

Summarized below are the carrying values and fair values of the Company's financial instruments at December 31, 2000 and 1999. Fair values were estimated based on market prices, where available, or dealer quotes.

                                               2000                 1999
                                       -----------------------------------------
                                        Carrying       Fair   Carrying      Fair
                                           Value      Value      Value     Value
--------------------------------------------------------------------------------
Assets
--------------------------------------------------------------------------------
Cash and cash
  equivalents........................   $2,536.8   $2,536.8   $2,021.9  $2,021.9
Short-term investments...............    1,717.8    1,717.1    1,180.5   1,180.5
Long-term investments................    4,947.8    4,945.6    4,761.5   4,755.2
Purchased currency
  options............................       43.8      120.7      131.2     266.7
Forward exchange
  contracts and
  currency swap......................       99.3       99.3      128.8     128.8
--------------------------------------------------------------------------------
Liabilities
--------------------------------------------------------------------------------
Loans payable and
  current portion of
  long-term debt.....................   $3,319.3   $3,320.4   $2,859.0  $2,857.6
Long-term debt.......................    3,600.7    3,537.3    3,143.9   2,870.0
Written currency
  options............................          -          -      106.0     106.0
Forward exchange
  contracts and
  currency swap......................       42.1       42.1      104.2     104.2
================================================================================

   A summary of the carrying values and fair values of the Company's investments at December 31 is as follows:

                                                2000                1999
                                        ----------------------------------------
                                        Carrying       Fair   Carrying      Fair
                                           Value      Value      Value     Value
--------------------------------------------------------------------------------
Available-for-sale
  Debt securities.....................  $5,476.9   $5,476.9   $4,242.2  $4,242.2
  Equity securities...................     773.8      773.8    1,155.0   1,155.0
Held-to-maturity securities...........     414.9      412.0      544.8     538.5
================================================================================

   A summary of gross unrealized gains and losses on the Company's investments at December 31 is as follows:

                                               2000                  1999
                                        ------------------    ------------------
                                         Gross Unrealized      Gross Unrealized
                                        ------------------    ------------------
                                          Gains    Losses       Gains    Losses
--------------------------------------------------------------------------------
Available-for-sale
  Debt securities.....................  $  79.0   $ (10.5)    $  76.3   $ (75.2)
  Equity securities...................    126.3     (83.4)      202.0     (98.8)
Held-to-maturity securities...........        -      (2.9)          -      (6.3)
================================================================================

   Gross unrealized gains and losses with respect to available-for-sale investments are recorded, net of tax and minority interests, in Accumulated other comprehensive income.

   Available-for-sale debt securities and held-to-maturity securities maturing within one year totaled $1.5 billion and $249.9 million, respectively, at December 31, 2000. Of the remaining debt securities, $3.1 billion mature within five years.

   At December 31, 2000 and 1999, $575.0 million of held-to-maturity securities maturing within three years set off $575.0 million of 5.0% non-transferable note obligations due by 2003 issued by the Company.

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

7.  Inventories

Inventories at December 31 consisted of:

                                                              2000          1999
--------------------------------------------------------------------------------
Finished goods.......................................   $  1,762.8     $ 1,895.6
Raw materials and work in process....................      1,174.9         869.8
Supplies.............................................         83.8          81.5
--------------------------------------------------------------------------------
Total (approximates current cost)....................      3,021.5       2,846.9
Reduction to LIFO cost...............................            -             -
--------------------------------------------------------------------------------
                                                        $  3,021.5     $ 2,846.9
================================================================================

                                        Merck & Co., Inc. 2000 Annual Report  39

   Inventories valued under the LIFO method comprised approximately 42% and 37% of inventories at December 31, 2000 and 1999, respectively.

8.  Loans Payable and Long-Term Debt

Loans payable at December 31, 2000 and 1999 consisted primarily of $3.1 billion and $2.2 billion, respectively, of commercial paper borrowings. Loans payable also reflected $120.0 million and $488.5 million of 5.8% notes at December 31, 2000 and 1999, respectively. These notes, due 2037, are subject to repayment at par at the option of the holders in May of each year. Loans payable at December 31, 1999 also included $66.9 million of tax-exempt floating rate pollution control and industrial revenue bonds, which the Company redeemed at par in March 2000. The remainder in both years was principally borrowings by foreign subsidiaries. The weighted average interest rate for these borrowings was 6.6% and 5.6% at December 31, 2000 and 1999, respectively.

   Long-term debt at December 31 consisted of:

                                                   2000          1999
---------------------------------------------------------------------
6.0% note due 2008..........................  $ 1,380.0     $ 1,380.0
6.8% euronotes due 2005.....................      499.4         499.3
6.4% debentures due 2028....................      499.0         499.0
6.0% debentures due 2028....................      496.1         496.0
Variable rate borrowings due 2004...........      300.0             -
6.3% debentures due 2026....................      247.0         246.9
Other.......................................      179.2          22.7
---------------------------------------------------------------------
                                              $ 3,600.7     $ 3,143.9
=====================================================================

   The $1.38 billion note issued to Astra, originally due 2038, is now payable in 2008 as a result of Astra's 1999 merger with Zeneca. (See Note 4 for further information.)

   In 2000, other consisted primarily of $141.9 million of borrowings at variable rates averaging 5.7% at December 31, 2000. Of this amount, $106.0 million is subject to repayment at the option of the holders beginning in 2010. In both years, other also consisted of foreign borrowings at varying rates up to 9.0%.

   The aggregate maturities of long-term debt for each of the next five years are as follows: 2001, $10.9 million; 2002, $9.5 million; 2003, $7.7 million; 2004, $307.0 million; 2005, $505.0 million.

9.  Contingencies and Environmental Liabilities

The Company is involved in various claims and legal proceedings of a nature considered normal to its business, principally product liability and intellectual property cases. Additionally, the Company, along with numerous other defendants, is a party in several antitrust actions brought by retail pharmacies and consumers, alleging conspiracies in restraint of trade and challenging pricing and/or purchasing practices, one of which has been certified as a federal class action and a number of which have been certified as state class actions. In 1996, the Company and several other defendants finalized an agreement to settle the federal class action alleging conspiracy, which represents the single largest group of retail pharmacy claims. Since that time, the Company has entered into other settlements on satisfactory terms. The Company has not engaged in any conspiracy, and no admission of wrongdoing was made nor was included in the final agreements. While it is not feasible to predict or determine the final outcome of these proceedings, management does not believe that they should result in a materially adverse effect on the Company's financial position, results of operations or liquidity.

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

   The Company is also remediating environmental contamination resulting from past industrial activity at certain of its sites and takes an active role in identifying and providing for these costs. A worldwide survey was initially performed to assess all sites for potential contamination resulting from past industrial activities. Where assessment indicated that physical investigation was warranted, such investigation was performed, providing a better evaluation of the need for remedial action. Where such need was identified, remedial action was then initiated. Estimates of the extent of contamination at each site were initially made at the pre-investigation stage and liabilities for the potential cost of remediation were accrued at that time. As more definitive information became available during the course of investigations and/or remedial efforts at each site, estimates were refined and accruals were adjusted accordingly. These estimates and related accruals continue to be refined annually.

   In management's opinion, the liabilities for all environmental matters which are probable and reasonably estimable have been accrued and totaled $250.0 million and $305.5 million at December 31, 2000 and 1999, respectively. These liabilities are undiscounted, do not consider potential recoveries from insurers or other parties and will be paid out over the periods of remediation for the applicable sites, which are expected to occur primarily over the next 15 years. Although it is not possible to predict with certainty the outcome of these matters, or the ultimate costs of remediation, management does not believe that any reasonably possible expenditures that may be incurred in excess of the liabilities accrued should exceed $131.0 million in the aggregate. Management also does not believe that these expenditures should result in a materially adverse effect on the Company's financial position, results of operations, liquidity or capital resources for any year.

10. Preferred Stock of Subsidiary Companies

In March 2000, a wholly-owned subsidiary of the Company issued $1.5 billion par value of variable rate preferred units. The units are redeemable at par value plus accrued dividends at the option of the issuer at any time. They are also redeemable at the option of the holders in March 2010, and at the end of each five-year interval thereafter. Because the preferred securities are held at the subsidiary level, they are included in Minority interests in the consolidated financial statements.

   In connection with the 1998 restructuring of AMI (see Note 4), the Company assumed a $2.4 billion par value preferred stock obligation with a dividend rate of 5% per annum which is carried by KBI and included in Minority interests. While a small portion of the preferred stock carried by KBI is convertible into KBI common shares, none of the preferred securities are convertible into the

40  Merck & Co., Inc. 2000 Annual Report Financial Section

Company's common shares and, therefore, they are not included as common shares issuable for purposes of computing Earnings per common share assuming dilution. (See Note 16.)

11. Stockholders' Equity

In 2000, 1999 and 1998, Other paid-in capital increased by $345.3 million, $306.0 million and $390.1 million, respectively, primarily as a result of income tax benefits relating to stock option exercises.

   A summary of treasury stock transactions (shares in millions) is as follows:

                                                   2000                 1999                   1998
                                          ------------------------------------------------------------------
                                          Shares         Cost   Shares          Cost    Shares          Cost
------------------------------------------------------------------------------------------------------------
Balance, Jan. 1.........................   638.9   $ 16,164.6    607.4    $ 13,007.8     580.6    $  9,959.9
Purchases...............................    52.5      3,545.4     50.0       3,582.1      56.9       3,625.5
Issuances/(1)/..........................   (30.6)      (852.2)   (18.5)       (425.3)    (30.1)       (577.6)
------------------------------------------------------------------------------------------------------------
Balance, Dec. 31........................   660.8   $ 18,857.8    638.9    $ 16,164.6     607.4    $ 13,007.8
============================================================================================================

/(1)/ Issued primarily under stock option plans.

   At December 31, 2000 and 1999, 10 million shares of preferred stock, without par value, were authorized; none were issued.

12. Stock Option Plans

The Company has stock option plans under which employees and non-employee directors and employees of certain of the Company's equity method investees may be granted options to purchase shares of Company common stock at the fair market value at the time of the grant. Options generally vest in 5 years and expire in 10 years from the date of grant. The Company's stock option plan for employees also provides for the granting of performance-based stock awards. In connection with Merck's 1999 acquisition of SIBIA and Merck-Medco's 2000 acquisition of ProVantage Health Services, Inc., stock options outstanding on the acquisition dates were converted into options to purchase shares of Company common stock with equivalent value.

   Summarized information relative to the Company's stock option plans (shares in thousands) is as follows:

                                                  Number       Average
                                               of Shares    Price/(1)/
----------------------------------------------------------------------
Outstanding at December 31, 1997...........    170,911.2       $ 25.27
Granted....................................     34,802.8         63.43
Exercised..................................    (29,727.4)        16.49
Forfeited..................................     (3,645.9)        39.06
----------------------------------------------------------------------
Outstanding at December 31, 1998...........    172,340.7         34.20
Granted....................................     28,929.5         80.04
Exercised..................................    (18,367.7)        17.59
Forfeited..................................     (4,363.7)        51.08
Equivalent Options Assumed.................        153.8         40.55
----------------------------------------------------------------------
Outstanding at December 31, 1999...........    178,692.6         42.92
Granted....................................     32,947.5         66.97
Exercised..................................    (30,638.4)        20.91
Forfeited..................................     (4,774.7)        61.80
Equivalent Options Assumed.................        149.7         78.94
----------------------------------------------------------------------
Outstanding at December 31, 2000...........    176,376.7       $ 50.75
======================================================================

/(1)/ Weighted average exercise price.

   The number of shares and average price of options exercisable at December 31, 2000, 1999 and 1998 were 42.5 million shares at $21.56, 51.3 million shares at $19.14 and 45.3 million shares at $17.75, respectively. At December 31, 2000 and 1999, 28.9 million shares and 57.7 million shares, respectively, were available for future grants under the terms of these plans.

   Effective January 1, 1996, the Company adopted the provisions of Statement No. 123, Accounting for Stock-Based Compensation. As permitted by the Statement, the Company has chosen to continue to account for stock-based compensation using the intrinsic value method. Accordingly, no compensation expense is recognized for its stock-based compensation plans other than for its employee performance-based awards and options granted to employees of certain equity method investees, the total of which is not significant. Had the fair value method of accounting, which requires recognition of compensation cost ratably over the vesting period of the underlying equity instruments, been applied to all of the Company's stock option plans, Net income would have been reduced by $359.8 million, or $.15 per share in 2000, $288.9 million, or $.12 per share in 1999 and $192.4 million, or $.08 per share in 1998. This pro forma impact only takes into account the expense related to options granted since January 1, 1995, which is being amortized ratably over the vesting period. The average fair value of employee and non-employee director options granted during 2000, 1999 and 1998 was $23.28, $24.75 and $20.13, respectively. This fair value was estimated using the Black-Scholes option-pricing model based on the weighted average market price at grant date of $66.81 in 2000, $80.04 in 1999 and $63.43 in 1998 and the following weighted average assumptions:

Years Ended December 31                  2000        1999        1998
---------------------------------------------------------------------
Dividend yield........................   1.8%        1.4%        1.5%
Risk-free interest rate...............   6.5%        5.1%        5.6%
Volatility............................    28%         24%         25%
Expected life (years).................    6.6         6.7         6.5
=====================================================================

   Summarized information about stock options outstanding and exercisable at December 31, 2000 (shares in thousands) is as follows:

                                 Outstanding                   Exercisable
               ------------------------------------  -----------------------
  Exercise
     Price        Number      Average       Average      Number      Average
     Range     of Shares    Life/(1)/    Price/(2)/   of Shares   Price/(2)/
----------------------------------------------------------------------------
 Under $15       4,988.1         6.85        $13.03     4,988.1       $13.03
 $15 to 25      33,007.2         3.32         18.98    32,874.2        18.97
 $25 to 40      23,216.7         5.09         32.64     1,450.9        29.53
 $40 to 50      24,243.9         6.08         48.59       987.5        46.34
 $50 to 65      30,574.9         6.87         62.51     1,322.5        55.22
 $65 to 80      35,241.3         8.56         67.00       737.5        72.74
 Over  $80      25,104.6         8.09         81.72       125.7        95.25
----------------------------------------------------------------------------
               176,376.7                               42,486.4
============================================================================

/(1)/ Weighted average contractual life remaining in years.
/(2)/ Weighted average exercise price.

                                        Merck & Co., Inc. 2000 Annual Report  41

13. Pension and Other Postretirement Benefit Plans

The net cost for the Company's pension plans consisted of the following components:

Years Ended December 31                 2000        1999        1998
--------------------------------------------------------------------
Service cost......................   $ 171.2    $  159.4    $  134.8
Interest cost.....................     199.7       179.0       158.7
Expected return on plan assets....    (266.6)     (229.4)     (199.2)
Net amortization..................      11.5        27.0        15.0
--------------------------------------------------------------------
Net pension cost..................   $ 115.8    $  136.0    $  109.3
====================================================================

   The net pension cost attributable to international plans included in the above table was $73.3 million in 2000, $66.9 million in 1999 and $58.8 million in 1998.

   The net cost of postretirement benefits other than pensions consisted of the following components:

Years Ended December 31                  2000      1999        1998
-------------------------------------------------------------------
Service cost.......................   $  36.5   $  39.4     $  33.7
Interest cost......................      62.0      58.8        53.6
Expected return on plan assets.....     (94.5)    (73.2)      (64.2)
Net amortization...................     (29.5)    (18.7)      (20.0)
-------------------------------------------------------------------
Net postretirement benefit cost....   $ (25.5)  $   6.3     $   3.1
===================================================================

   The cost of health care and life insurance benefits for active employees was $263.0 million in 2000, $212.7 million in 1999 and $183.4 million in 1998.

   Summarized information about the changes in plan assets and benefit obligation is as follows:

                                                                              Other
                                                                          Postretirement
                                                 Pension Benefits            Benefits
                                             ----------------------------------------------
                                                  2000         1999        2000        1999
-------------------------------------------------------------------------------------------
Fair value of plan assets at January 1....   $ 3,368.9    $ 2,720.9    $  948.6    $  735.0
Actual return on plan assets..............      (195.8)       570.1       (80.8)      202.3
Company contributions.....................       169.0        212.8           -        17.6
Benefits paid from plan assets............      (228.3)      (172.9)       (6.5)       (6.3)
Other.....................................         7.5         38.0           -           -
-------------------------------------------------------------------------------------------
Fair value of plan assets at December 31..   $ 3,121.3    $ 3,368.9    $  861.3    $  948.6
===========================================================================================
Benefit obligation at January 1...........   $ 2,820.9    $ 2,785.9    $  818.6    $  866.5
Service cost..............................       171.2        159.4        36.5        39.4
Interest cost.............................       199.7        179.0        62.0        58.8
Actuarial losses (gains)..................       220.5       (140.5)       36.4      (108.5)
Benefits paid.............................      (252.0)      (190.8)      (43.7)      (38.0)
Other.....................................         6.5         27.9           -          .4
-------------------------------------------------------------------------------------------
Benefit obligation at December 31.........   $ 3,166.8    $ 2,820.9    $  909.8    $  818.6
===========================================================================================

   The fair value of international pension plan assets included in the preceding table was $959.0 million in 2000 and $933.7 million in 1999. The pension benefit obligation of international plans included in this table was $1.1 billion in 2000 and 1999.

   A reconciliation of the plans' funded status to the net asset (liability) recognized at December 31 is as follows:

                                                                                      Other
                                                                                 Postretirement
                                                           Pension Benefits         Benefits
                                                          ---------------------------------------
                                                             2000      1999       2000       1999
-------------------------------------------------------------------------------------------------
Plan assets (less than) in excess of benefit
 obligation............................................   $ (45.5) $  548.0   $  (48.5)  $  130.0
Unrecognized net loss (gain)...........................     538.3    (125.1)    (101.3)    (328.9)
Unrecognized plan changes..............................      72.9      75.0     (102.2)    (116.1)
Unrecognized transitional net asset....................     (15.8)    (29.0)        --         --
-------------------------------------------------------------------------------------------------
Net asset (liability)..................................   $ 549.9  $  468.9   $ (252.0)    (315.0)
-------------------------------------------------------------------------------------------------
Recognized as:
   Other assets........................................   $ 713.1  $  651.3   $      -   $      -
   Accounts payable and accrued liabilities............      (2.8)     (7.4)     (24.8)     (24.9)
   Deferred income taxes and noncurrent liabilities....    (280.4)   (307.8)    (227.2)    (290.1)
   Accumulated other comprehensive loss................     120.0     132.8         --         --
=================================================================================================

   For pension plans with benefit obligations in excess of plan assets at December 31, 2000 and 1999, the fair value of plan assets was $721.1 million and $357.2 million, respectively, and the benefit obligation was $1.2 billion and $813.7 million, respectively. For those plans with accumulated benefit obligations in excess of plan assets at December 31, 2000 and 1999, the fair value of plan assets was $336.2 million and $279.3 million, respectively, and the accumulated benefit obligation was $537.4 million and $503.9 million, respectively.

   Assumptions used in determining U.S. plan information are as follows:

                                                     Pension and Other
                                                  Postretirement Benefits
                                               ------------------------------
December 31                                      2000       1999       1998
-----------------------------------------------------------------------------
Discount rate................................   7.50%      7.75%      6.75%
Expected rate of return on plan assets.......    10.0       10.0       10.0
Salary growth rate...........................     4.5        4.5        4.5
=============================================================================

   For the three years presented, international pension plan assumptions ranged from 4.0% to 8.0% for the discount rate, 5.5% to 9.0% for the expected rate of return on plan assets and 2.0% to 5.0% for the salary growth rate.

42 Merck & Co., Inc 2000 Annual Report Financial Section

   The health care cost trend rate for other postretirement benefit plans was 6.5% at December 31, 2000. The rate is expected to decline to 5.0% over a 3-year period. A one percentage point change in the health care cost trend rate would have had the following effects:

                                                          One Percentage Point
                                                          --------------------
                                                          Increase    Decrease
------------------------------------------------------------------------------
Effect on total service and interest cost components....  $   18.7    $  (15.6)
Effect on benefit obligation............................     145.4      (125.3)
==============================================================================

14. Other (Income) Expense, Net

Years Ended December 31                                  2000         1999        1998
--------------------------------------------------------------------------------------
Interest income ...................................   $(470.6)    $ (364.7)   $ (307.7)
Interest expense ..................................     484.4        316.9       205.6
Exchange gains ....................................     (34.4)       (27.2)      (44.7)
Minority interests ................................     308.7        222.3       162.4
Amortization of goodwill and other intangibles ....     319.1        317.4       264.3
Other, net ........................................    (258.2)      (461.7)      219.8
--------------------------------------------------------------------------------------
                                                      $ 349.0     $    3.0    $  499.7
======================================================================================

   Minority interests include third parties' share of exchange gains and losses arising from translation of the financial statements into U.S. dollars. The increase in minority interests in 2000 primarily reflects dividends paid on preferred units of a subsidiary issued in March 2000, and in 1999, reflects dividends paid to Astra on $2.4 billion par value preferred stock of a subsidiary beginning in July 1998. (See Note 10.)

   Increased amortization of goodwill and other intangibles in 1999 primarily reflects amortization of goodwill and other intangibles associated with the restructuring of AMI in July 1998. (See Note 4.)

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

   Interest paid was $450.5 million in 2000, $276.8 million in 1999 and $192.3 million in 1998.

15. Taxes on Income

A reconciliation between the Company's effective tax rate and the U.S. statutory rate is as follows:

                                                                   Tax Rate
                                                      2000  -------------------------
                                                    Amount     2000     1999     1998
-------------------------------------------------------------------------------------
U.S. statutory rate applied to pretax income ... $ 3,438.4     35.0%    35.0%    35.0%
Differential arising from:
   Foreign earnings ............................    (464.5)    (4.7)    (3.3)      .3
   Tax exemption for Puerto Rico operations ....    (106.4)    (1.1)    (1.5)    (1.6)
   Equity income from affiliates ...............      (5.5)       -       .1     (1.7)
   Acquired research ...........................         -        -       .2      4.5
   State taxes .................................     163.0      1.7      1.8      1.7
   Other .......................................     (22.6)     (.3)     (.6)    (2.7)
-------------------------------------------------------------------------------------
                                                 $ 3,002.4     30.6%    31.7%    35.5%
=====================================================================================

   The higher effective tax rate in 1999 versus 2000 primarily reflects the nondeductibility of the goodwill write-off recorded in 1999 resulting from the AstraZeneca merger. The higher effective tax rate in 1998 versus 1999 primarily reflects the nondeductibility of the acquired research charge recorded in 1998 in connection with the restructuring of AMI and the state tax cost of the gain on the 1998 sale of the Company's one-half interest in DMPC, partially offset by the 1999 nondeductibility of the aforementioned goodwill write-off.

   In 1998, the differential arising from equity income from affiliates reflected the benefit of recording AMI joint venture results in equity income on an after-tax basis. This benefit was eliminated upon the July 1998 restructuring of AMI, which resulted in recording partnership returns from AZLP in equity income on a pretax basis.

   Domestic companies contributed approximately 54% in 2000, 65% in 1999 and 74% in 1998 to consolidated pretax income.
   Taxes on income consisted of:

Years Ended December 31                      2000           1999           1998
-------------------------------------------------------------------------------
Current provision
   Federal .........................    $ 2,239.0     $  2,674.9      $ 1,750.5
   Foreign .........................        591.0          439.9          699.5
   State ...........................        266.7          297.1          264.7
-------------------------------------------------------------------------------
                                          3,096.7        3,411.9        2,714.7
-------------------------------------------------------------------------------
Deferred provision
   Federal .........................        (64.4)        (718.9)         226.2
   Foreign .........................        (34.9)          21.9          (21.0)
   State ...........................          5.0           14.1          (35.0)
-------------------------------------------------------------------------------
                                            (94.3)        (682.9)         170.2
-------------------------------------------------------------------------------
                                        $ 3,002.4     $  2,729.0      $ 2,884.9
===============================================================================

                                        Merck & Co., Inc. 2000 Annual Report  43

Deferred income taxes at December 31 consisted of:

                                                                        2000                     1999
                                                             ------------------------  -----------------------
                                                                Assets    Liabilities    Assets  Liabilities
--------------------------------------------------------------------------------------------------------------
Other intangibles ........................................   $   158.1     $ 1,303.7  $   198.3    $ 1,372.1
Inventory related ........................................       716.0         209.1      799.1        316.3
Accelerated depreciation .................................           -         700.9          -        642.2
Advance payment ..........................................       338.6             -      338.6            -
Investment related .......................................           -             -          -        216.1
Equity investments .......................................        57.8         311.5       57.8        201.6
Pensions and OPEB ........................................       146.6         221.5      185.5        192.5
Compensation related .....................................       140.7             -      129.3            -
Environmental related ....................................        97.7             -      115.6            -
Other ....................................................     1,146.8         507.0      968.4        424.3
------------------------------------------------------------------------------------------------------------
Subtotal .................................................     2,802.3       3,253.7    2,792.6      3,365.1
Valuation allowance.......................................        (1.3)            -       (4.1)           -
------------------------------------------------------------------------------------------------------------
Total deferred taxes .....................................   $ 2,801.0     $ 3,253.7  $ 2,788.5    $ 3,365.1
------------------------------------------------------------------------------------------------------------
Net deferred tax liabilities .............................                 $   452.7               $   576.6
------------------------------------------------------------------------------------------------------------
Recognized as:
   Prepaid expenses and taxes ............................                 $  (812.5)              $  (869.2)
   Other assets ..........................................                      (9.8)                  (50.3)
   Income taxes payable ..................................                      30.0                   151.9
   Deferred income taxes and noncurrent liabilities ......                   1,245.0                 1,344.2
============================================================================================================

   Income taxes paid in 2000, 1999 and 1998 were $2.2 billion, $2.5 billion and $2.1 billion, respectively. The higher amount in 1999 primarily reflects taxes paid on two one-time payments from Astra and a full year of partnership returns from AZLP, resulting from the 1998 AMI restructuring. Income tax benefits relating to stock option exercises reduced taxes paid in 2000, 1999 and 1998 by $537.5 million, $423.1 million and $351.2 million, respectively.

   At December 31, 2000, foreign earnings of $9.7 billion and domestic earnings of $880.9 million have been retained indefinitely by subsidiary companies for reinvestment. No provision is made for income taxes that would be payable upon the distribution of such earnings, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability. These earnings include income from manufacturing operations in Ireland, which were tax-exempt through 1990 and are taxed at 10% thereafter. In addition, the Company has domestic subsidiaries operating in Puerto Rico under a tax incentive grant that expires in 2008.

   The Company's federal income tax returns have been audited through 1992.

16. Earnings per Share

The weighted average common shares used in the computations of basic earnings per common share and earnings per common share assuming dilution (shares in millions) are as follows:

Years Ended December 31                 2000        1999         1998
---------------------------------------------------------------------
Average common shares
 outstanding......................   2,306.9     2,349.0      2,378.8
Common shares issuable/(1)/.......      46.3        55.6         62.3
---------------------------------------------------------------------
Average common shares
 outstanding assuming dilution....   2,353.2     2,404.6      2,441.1
=====================================================================
/(1)/ Issuable primarily under stock option plans.

17.  Comprehensive Income

The components of Other comprehensive income (loss) are as follows:

                                                                   After
                                          Pretax/(1)/   Tax          Tax
------------------------------------------------------------------------
Year Ended December 31, 2000
------------------------------------------------------------------------
Net unrealized gain on investments......  $   .7     $ 28.5       $ 29.2
Net income realization..................    (1.4)      (3.5)        (4.9)
------------------------------------------------------------------------
Subtotal................................     (.7)      25.0         24.3
Minimum pension liability...............     5.3       (6.9)        (1.6)
------------------------------------------------------------------------
                                          $  4.6     $ 18.1       $ 22.7
------------------------------------------------------------------------
Year Ended December 31, 1999
------------------------------------------------------------------------
Net unrealized gain on investments......  $ 91.0     $(64.9)      $ 26.1
Net income realization..................    (6.7)       6.2          (.5)
------------------------------------------------------------------------
Subtotal................................    84.3      (58.7)        25.6
Minimum pension liability...............     9.7       (5.9)         3.8
------------------------------------------------------------------------
                                          $ 94.0     $(64.6)      $ 29.4
------------------------------------------------------------------------
Year Ended December 31, 1998
------------------------------------------------------------------------
Net unrealized gain on investments......  $ 20.6     $ (4.8)      $ 15.8
Net income realization..................   (41.9)      20.5        (21.4)
------------------------------------------------------------------------
Subtotal................................   (21.3)      15.7         (5.6)
Minimum pension liability...............   (47.2)      22.5        (24.7)
------------------------------------------------------------------------
                                          $(68.5)    $ 38.2       $(30.3)
========================================================================
/(1)/Net of minority interest.

   The components of Accumulated other comprehensive income are as follows:

December 31                                    2000         1999
----------------------------------------------------------------
Net unrealized gain on investments.........  $ 72.2       $ 47.9
Minimum pension liability..................   (41.4)       (39.8)
----------------------------------------------------------------
                                             $ 30.8       $  8.1
================================================================

44 Merck & Co., Inc. 2000 Annual Report Financial Section

18. Segment Reporting

The Company's operations are principally managed on a products and services basis and are comprised of two reportable segments: Merck Pharmaceutical, which includes products marketed either directly or through joint ventures, and Merck-Medco. Merck Pharmaceutical products consist of therapeutic agents, sold by prescription, for the treatment of human disorders. Merck-Medco revenues are derived from the filling and management of prescriptions and health management programs. All Other includes non-reportable human and animal health segments. Revenues and profits for these segments are as follows:

                                       Merck
                                      Pharm-      Merck-       All
                                   aceutical       Medco     Other      Total
-----------------------------------------------------------------------------
Year Ended December 31, 2000
-----------------------------------------------------------------------------
Segment revenues.................  $18,577.3   $23,319.6  $1,211.6  $43,108.5
Segment profits..................   11,563.6       683.0     924.8   13,171.4
Included in segment profits:
     Equity income (loss)
        from affiliates..........      307.1           -     188.4      495.5
     Depreciation and
        amortization.............     (140.1)     (107.1)     (4.5)    (251.7)
-----------------------------------------------------------------------------
Year Ended December 31, 1999
-----------------------------------------------------------------------------
Segment revenues.................  $15,998.4   $18,109.0  $1,109.9  $35,217.3
Segment profits..................   10,238.5       578.3     819.8   11,636.6
Included in segment profits:
     Equity income (loss)
        from affiliates..........      312.0           -     169.4      481.4
     Depreciation and
        amortization.............     (113.6)      (84.8)     (4.4)    (202.8)
-----------------------------------------------------------------------------
Year Ended December 31, 1998
-----------------------------------------------------------------------------
Segment revenues.................  $13,694.5   $14,338.0  $1,185.2  $29,217.7
Segment profits..................    9,055.3       475.8     834.6   10,365.7
Included in segment profits:
     Equity income (loss)
        from affiliates..........      701.3         (.4)    161.4      862.3
     Depreciation and
        amortization.............     (103.6)      (91.9)     (3.8)    (199.3)
=============================================================================

   Segment profits are comprised of segment revenues less certain elements of materials and production costs and operating expenses, including components of equity income (loss) from affiliates and depreciation and amortization expenses. The Company does not internally allocate the vast majority of indirect production costs, research and development expenses and general and administrative expenses, all predominantly related to the Merck pharmaceutical business, as well as the cost of financing these activities. Separate divisions maintain responsibility for monitoring and managing these costs, including depreciation related to fixed assets utilized by these divisions and, therefore, they are not included in the marketing segment profits. The vast majority of goodwill and other intangibles amortization, predominantly related to the Merck-Medco business, as well as the cost of financing capital employed, also are not allocated internally and, therefore, are not included in the marketing segment profits.

   A reconciliation of total segment revenues to consolidated sales is as follows:

Years Ended December 31               2000        1999         1998
-------------------------------------------------------------------
Segment revenues..............  $ 43,108.5   $35,217.3   $ 29,217.7
Other revenues................       434.0       373.4        416.8
Adjustments...................    (3,179.3)   (2,876.7)    (2,736.3)
-------------------------------------------------------------------
                                $ 40,363.2   $32,714.0   $ 26,898.2
===================================================================

   Other revenues are primarily comprised of miscellaneous corporate revenues, sales related to divested products or businesses and other supply sales. Adjustments represent the elimination of receipts reported as revenues in the internal management system which are not reportable as revenues under GAAP.

   Consolidated sales included $33.0 billion, $25.7 billion and $20.2 billion of revenues derived from the United States and $7.4 billion, $7.0 billion and $6.7 billion of revenues derived from foreign operations in 2000, 1999 and 1998, respectively.

   A reconciliation of total segment profits to consolidated income before taxes is as follows:

Years Ended December 31                2000        1999          1998
---------------------------------------------------------------------
Segment profits...............  $  13,171.4  $ 11,636.6   $  10,365.7
Other profits.................        339.1       218.9         268.4
Adjustments...................        545.5       252.1         180.5
Unallocated:
   Gains on sales of
    businesses................            -           -       2,147.7
   Interest income............        470.6       364.7         307.7
   Interest expense...........       (484.4)     (316.9)       (205.6)
   Equity income (loss)
     from affiliates..........        269.4       280.6          22.0
   Depreciation and
     amortization.............     (1,025.6)     (942.0)       (815.8)
   Acquired research..........            -       (51.1)     (1,039.5)
   Research and
     development..............     (2,343.8)   (2,068.3)     (1,821.1)
   Other expenses, net........     (1,118.1)     (755.1)     (1,276.9)
---------------------------------------------------------------------
                                $   9,824.1  $  8,619.5   $   8,133.1
=====================================================================

   Other profits are primarily comprised of miscellaneous corporate profits as well as operating profits related to divested products or businesses and other supply sales. Adjustments represent the elimination of the effect of double counting certain items of income and expense. Equity income (loss) from affiliates includes taxes paid at the joint venture level and a portion of equity income that is not reported in segment profits. Other expenses, net, include expenses from corporate and manufacturing cost centers and other miscellaneous income (expense), net.

   Net property, plant and equipment included $8.8 billion, $7.4 billion and $5.9 billion of assets located in the United States and $2.7 billion, $2.3 billion and $1.9 billion of assets located outside the United States in 2000, 1999 and 1998, respectively. The Company does not disaggregate assets on a products and services basis for internal management reporting and, therefore, such information is not presented.

                                         Merck & Co., Inc. 2000 Annual Report 45

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

   The recommendations of the internal auditors and independent public accountants are reviewed by management. Control procedures have been implemented or revised as appropriate to respond to these recommendations. No material control weaknesses have been brought to the attention of management. In management's opinion, for the year ended December 31, 2000, the internal control system was strong and accomplished the objectives discussed herein.



/s/ Raymond V. Gilmartin            /s/ Judy C. Lewent

Raymond V. Gilmartin                Judy C. Lewent
Chairman, President and             Senior Vice President and
Executive Officer                   Chief Financial Officer


Report of Independent Public Accountants
--------------------------------------------------------------------------------

To the Stockholders and
Board of Directors of Merck & Co., Inc.:

We have audited the accompanying consolidated balance sheet of Merck & Co., Inc. (a New Jersey corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, retained earnings, comprehensive income and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merck & Co., Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


                                  /s/ Arthur Andersen LLP

New York, New York                ARTHUR ANDERSEN LLP
January 23, 2001

46   Merck & Co., Inc. 2000 Annual Report Financial Section

Audit Committee's Report
--------------------------------------------------------------------------------

The Audit Committee of the Board of Directors, comprised of four outside directors, held three meetings during 2000.

   The Audit Committee met with the independent public accountants, management and internal auditors to assure that all were carrying out their respective responsibilities. The Committee reviewed the performance and fees of the independent public accountants prior to recommending their appointment, and met with them to discuss the scope and results of their audit work, including the adequacy of internal controls and the quality of financial reporting. The Committee discussed with the independent public accountants their judgments regarding the quality and acceptability of the Company's accounting principles, the clarity of its disclosures and the degree of aggressiveness or conservatism of its accounting principles and underlying estimates. The Committee discussed with and received a letter from the independent public accountants confirming their independence. Both the independent public accountants and the internal auditors had full access to the Committee, including regular meetings without management present. Additionally, the Committee reviewed and discussed the audited financial statements with management and recommended to the Board of Directors that these financial statements be included in the Company's Form 10-K filing with the Securities and Exchange Commission.



Dennis Weatherstone             William B. Harrison, Jr.
Chairman                        William N. Kelley, M.D.
                                Samuel O. Thier, M.D.


Compensation and Benefits Committee's Report
--------------------------------------------------------------------------------

The Compensation and Benefits Committee, comprised of five outside directors, held three meetings during 2000.

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



H. Brewster Atwater Jr.          Lawrence A. Bossidy
Chairman                         William G. Bowen, Ph.D.
                                 Johnnetta B. Cole, Ph.D.
                                 Lloyd C. Elam, M.D.

                                        Merck & Co., Inc. 2000 Annual Report  47

--------------------------------------------------------------------------------
Selected Financial Data/(1)/
--------------------------------------------------------------------------------

Merck & Co., Inc. and Subsidiaries

($ in millions except
per share amounts)                                  2000           1999           1998           1997           1996           1995
------------------------------------------------------------------------------------------------------------------------------------
Results for Year:
Sales.....................................    $ 40,363.2     $ 32,714.0     $ 26,898.2     $ 23,636.9     $ 19,828.7     $ 16,681.1
Materials and production costs............      22,443.5       17,534.2       13,925.4       11,790.3        9,319.2        7,456.3
Marketing and administrative
      expenses............................       6,167.7        5,199.9        4,511.4        4,299.2        3,841.3        3,297.8
Research and development
      expenses............................       2,343.8        2,068.3        1,821.1        1,683.7        1,487.3        1,331.4
Acquired research.........................            --           51.1        1,039.5             --             --             --
Equity (income) loss
      from affiliates.....................        (764.9)        (762.0)        (884.3)        (727.9)        (600.7)        (346.3)
Gains on sales of businesses..............            --             --       (2,147.7)        (213.4)            --         (682.9)
Restructuring charge......................            --             --             --             --             --             --
Gain on joint venture formation...........            --             --             --             --             --             --
Provision for joint venture
      obligation..........................            --             --             --             --             --             --
Other (income) expense, net...............         349.0            3.0          499.7          342.7          240.8          827.6
Income before taxes.......................       9,824.1        8,619.5        8,133.1        6,462.3        5,540.8        4,797.2
Taxes on income...........................       3,002.4        2,729.0        2,884.9        1,848.2        1,659.5        1,462.0
Net income................................       6,821.7        5,890.5        5,248.2        4,614.1        3,881.3        3,335.2
Basic earnings per common share...........         $2.96          $2.51          $2.21          $1.92          $1.60          $1.35
Earnings per common share
      assuming dilution...................         $2.90          $2.45          $2.15          $1.87          $1.56          $1.32
Dividends declared........................       2,905.7        2,629.3        2,353.0        2,094.8        1,793.4        1,578.0
Dividends paid per
      common share........................         $1.21          $1.10           $.95           $.85           $.71           $.62
Capital expenditures......................       2,727.8        2,560.5        1,973.4        1,448.8        1,196.7        1,005.5
Depreciation..............................         905.5          771.2          700.0          602.4          521.7          463.3
-----------------------------------------------------------------------------------------------------------------------------------
Year-End Position:
Working capital...........................    $  3,643.8     $  2,500.4     $  4,159.7     $  2,644.4     $  2,897.4     $  3,870.2
Property, plant and
      equipment (net).....................      11,482.1        9,676.7        7,843.8        6,609.4        5,926.7        5,269.1
Total assets..............................      39,910.4       35,634.9       31,853.4       25,735.9       24,266.9       23,831.8
Long-term debt............................       3,600.7        3,143.9        3,220.8        1,346.5        1,155.9        1,372.8
Stockholders' equity......................      14,832.4       13,241.6       12,801.8       12,594.6       11,964.0       11,735.7
-----------------------------------------------------------------------------------------------------------------------------------
Financial Ratios:
Net income as a % of:
      Sales...............................          16.9%          18.0%          19.5%          19.5%          19.6%          20.0%
      Average total assets................          18.1%          17.5%          18.2%          18.5%          16.1%          14.6%
-----------------------------------------------------------------------------------------------------------------------------------
Year-End Statistics:
Average common shares
      outstanding (millions)..............       2,306.9        2,349.0        2,378.8        2,409.0        2,427.2        2,472.3
Average common shares
      outstanding assuming
      dilution (millions).................       2,353.2        2,404.6        2,441.1        2,469.5        2,489.6        2,527.3
Number of stockholders
      of record...........................       265,700        280,500        269,600        263,900        247,300        243,000
Number of employees.......................        69,300         62,300         57,300         53,800         49,100         45,200
===================================================================================================================================

($ in millions except
per share amounts)........................        1994             1993     1992/(2)/           1991           1990
-------------------------------------------------------------------------------------------------------------------
Results for Year:
Sales.....................................   $14,969.8       $ 10,498.2     $ 9,662.5      $ 8,602.7      $ 7,671.5
Materials and production costs............     5,962.7          2,497.6       2,096.1        1,934.9        1,778.1
Marketing and administrative
      expenses............................     3,177.5          2,913.9       2,963.3        2,570.3        2,388.0
Research and development
      expenses............................     1,230.6          1,172.8       1,111.6          987.8          854.0
Acquired research.........................          --               --            --             --             --
Equity (income) loss
      from affiliates.....................       (56.6)            26.1         (25.8)          21.1           22.4
Gains on sales of businesses..............          --               --            --             --             --
Restructuring charge......................          --            775.0            --             --             --
Gain on joint venture formation...........      (492.0)              --            --             --             --
Provision for joint venture
      obligation..........................       499.6               --            --             --             --
Other (income) expense, net...............       232.8             10.1         (46.3)         (78.1)         (69.8)
Income before taxes.......................     4,415.2          3,102.7       3,563.6        3,166.7        2,698.8
Taxes on income...........................     1,418.2            936.5       1,117.0        1,045.0          917.6
Net income................................     2,997.0          2,166.2       2,446.6        2,121.7        1,781.2
Basic earnings per common share...........       $1.19             $.94         $1.06           $.91           $.76
Earnings per common share
      assuming dilution...................       $1.17             $.93         $1.05           $.91           $.75
Dividends declared........................     1,463.1          1,239.0       1,106.9          920.3          788.1
Dividends paid per common share...........        $.57             $.52          $.46           $.39           $.32
Capital expenditures......................     1,009.3          1,012.7       1,066.6        1,041.5          670.8
Depreciation..............................       475.6            348.4         290.3          242.7          231.4
-------------------------------------------------------------------------------------------------------------------
Year-End Position:
Working capital...........................   $ 2,291.4       $    541.6     $ 1,241.1      $ 1,496.5      $   939.2
Property, plant and
      equipment (net).....................     5,296.3          4,894.6       4,271.1        3,504.5        2,721.7
Total assets..............................    21,856.6         19,927.5      11,086.0        9,498.5        8,029.8
Long-term debt............................     1,145.9          1,120.8         495.7          493.7          124.1
Stockholders' equity......................    11,139.0         10,021.7       5,002.9        4,916.2        3,834.4
-------------------------------------------------------------------------------------------------------------------
Financial Ratios:
Net income as a % of:
      Sales...............................        20.0%            20.6%         25.3%          24.7%          23.2%
      Average total assets................        14.3%            14.0%         24.1%          24.2%          24.1%
-------------------------------------------------------------------------------------------------------------------
Year-End Statistics:
Average common shares
      outstanding (millions)..............     2,514.3          2,313.0       2,307.0        2,319.8        2,344.1
Average common shares
      outstanding assuming
      dilution (millions).................     2,557.7          2,332.0       2,330.6        2,343.3        2,363.7
Number of stockholders
      of record...........................     244,700          231,300       161,200         91,100         82,300
Number of employees.......................      47,500           47,100/(3)/   38,400         37,700         36,900
===================================================================================================================

/(1)/ Amounts after 1992 include the impact of the Medco acquisition on November 18, 1993.
/(2)/ Results of operations for 1992 exclude the cumulative effect of accounting changes.
/(3)/  Increase in 1993 is due to the inclusion of 10,300 Merck-Medco employees.

48 Merck & Co., Inc. Annual Report Financial Section