Form 10-K405, Exhibit 13
period 2001-12-31
MERCK & CO INC
filed 2002-03-21
CIK 64978

                                                                      Exhibit 13

Financial Section
--------------------------------------------------------------------------------

Contents

Financial Review
   Description of Merck's Business ........................................   13
   Competition and the Health Care Environment ............................   13
   Business Strategies ....................................................   14
   Joint Ventures .........................................................   14
   Foreign Operations .....................................................   16
   Operating Results ......................................................   16
   Environmental and Other Matters ........................................   19
   Capital Expenditures ...................................................   20
   Analysis of Liquidity and Capital Resources ............................   20
   Recently Issued Accounting Standards ...................................   22
   2002 Outlook ...........................................................   22
   Use of Estimates and Cautionary Factors That
     May Affect Future Results ............................................   23
   Condensed Interim Financial Data .......................................   23
   Dividends Paid per Common Share ........................................   23
   Common Stock Market Prices .............................................   23
Consolidated Statement of Income ..........................................   24
Consolidated Statement of Retained Earnings ...............................   24
Consolidated Statement of Comprehensive Income ............................   24
Consolidated Balance Sheet ................................................   25
Consolidated Statement of Cash Flows ......................................   26
Notes to Consolidated Financial Statements ................................   27
Management's Report .......................................................   38
Report of Independent Public Accountants ..................................   38
Audit Committee's Report ..................................................   39
Compensation and Benefits Committee's Report ..............................   39
Selected Financial Data ...................................................   40

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

Sales
--------------------------------------------------------------------------------
($ in millions)                             2001            2000            1999
--------------------------------------------------------------------------------
Atherosclerosis ...................    $ 7,179.6       $ 5,805.2       $ 5,093.2
Hypertension/heart failure ........      4,255.6         4,629.1         4,563.8
Anti-inflammatory/analgesics ......      2,630.5         2,251.7           578.5
Osteoporosis ......................      1,759.2         1,275.3         1,043.1
Respiratory .......................      1,375.7           862.2           501.8
Vaccines/biologicals ..............      1,022.4           952.0           860.0
Anti-bacterial/anti-fungal ........        795.4           783.3           772.3
Ophthalmologicals .................        672.2           656.2           670.0
Human immunodeficiency
   virus (HIV) ....................        411.0           528.8           664.4
Anti-ulcerants ....................        354.2           849.4           913.9
Other Merck products ..............        891.2         1,629.7         1,820.6
Merck-Medco .......................     26,368.7        20,140.3        15,232.4
--------------------------------------------------------------------------------
                                       $47,715.7       $40,363.2       $32,714.0
================================================================================

     Human health products include therapeutic and preventive agents, generally sold by prescription, for the treatment of human disorders. Among these are atherosclerosis products, which include Zocor and Mevacor; hypertension/heart failure products which include Cozaar, Hyzaar, Prinivil, Vasotec and Vaseretic; anti-inflammatory/analgesics, of which Vioxx, an agent that specifically inhibits COX-2, is the largest-selling; an osteoporosis product, Fosamax, for treatment and prevention of osteoporosis; a respiratory product, Singulair, a leukotriene receptor antagonist; vaccines/biologicals, of which M-M-R II, a pediatric vaccine for measles, mumps and rubella, Varivax, a live virus vaccine for the prevention of chickenpox, and Recombivax HB (hepatitis B vaccine recombinant) are the largest-selling; anti-bacterial/anti-fungal, of which Primaxin, Noroxin and Cancidas are the largest-selling; ophthalmologicals, of which Timoptic, Timoptic-XE, Trusopt and Cosopt are the largest-selling; HIV products, which include Crixivan, a protease inhibitor for the treatment of human immunodeficiency viral infection in adults; and anti-ulcerants, which includes Pepcid.

   Other Merck products include sales of other human pharmaceuticals, continuing sales to divested businesses, pharmaceutical and animal health supply sales to the Company's joint ventures as well as supply sales to AstraZeneca LP (AZLP). Also included in this category are rebates and discounts on Merck pharmaceutical products.

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

   Outside the United States, in difficult environments encumbered by government cost containment actions, the Company has worked with payers to help them allocate scarce resources to optimize health care outcomes, limiting the potentially detrimental effects of government actions on sales growth. In addition, countries within the European Union (EU), recognizing the economic importance of the research-based pharmaceutical industry and the value of innovative medicines to society, are working with industry representatives and the European Commission on proposals for market deregulation.

                       Merck & Co., Inc. 2001 Annual Report Financial Section 13

   There has been an increasing amount of focus on privacy issues in countries around the world, including the United States and the EU. In the United States, federal and state governments have pursued legislative and regulatory initiatives regarding patient privacy, including recently issued federal privacy regulations concerning health information, which could affect the Company's operations, particularly at Merck-Medco.

   Although no one can predict the outcome of these and other legislative, regulatory and advocacy initiatives, we are well positioned to respond to the evolving health care environment and market forces.

   Several products have recently faced expiration of product patents. U.S. product patents expired in 2001 for Prilosec, which is supplied exclusively to AZLP; Prinivil, for which co-marketing rights have been licensed to a third party; Mevacor; and Vaseretic. In the aggregate, domestic sales of these products, as well as Pepcid, for which market exclusivity expired in 2001, represented 10% of Merck human health sales for 2001. The Company expects a significant decline in the sales of these products in 2002 as a result of the loss of market exclusivity. With the exception of Prilosec, for which the Company has U.S. rights only, a decline is also expected in the Company's European sales for these products in the years 2002 through 2005 upon the loss of market exclusivity in European countries throughout this period. European sales of these products represented 1% of Merck human health sales for 2001. While the expiration of a product patent normally results in a loss of market exclusivity, commercial benefits may continue to be derived from other patents, for example, patents on processes, intermediates, compositions, uses and formulations related to the product, and, in the United States, additional market exclusivity that may be available under federal law. The additional six months of U.S. market exclusivity granted to Pepcid, Prilosec and Mevacor by the U.S. Food and Drug Administration (FDA) based upon pediatric use studies expired in April, October and December 2001, respectively. Prinivil was similarly granted U.S. market exclusivity based on pediatric use studies for six months, commencing December 2001. The Company and AstraZeneca have filed patent infringement suits in federal court against pharmaceutical manufacturers seeking to market a generic form of Prilosec (omeprazole) prior to the expiration of certain patents. A trial commenced in December 2001.

   We anticipate that the worldwide trend toward cost-containment will continue, resulting in ongoing pressures on health care budgets. As we continue to successfully launch new products, contribute to health care debates and monitor reforms, our new products, policies and strategies will enable us to maintain our strong position in the changing economic environment.

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

   The Company is committed to improving access to medicines and enhancing the quality of life for people around the world. Merck's African Comprehensive HIV/AIDS Partnership in Botswana, in collaboration with the Government of Botswana and the Bill & Melinda Gates Foundation, is striving to develop a comprehensive and sustainable approach to HIV prevention, care and treatment. To help catalyze access to HIV medicines in developing world countries, in March 2001 the Company significantly lowered prices of its HIV antiretroviral drugs in countries in the low and medium categories of the United Nations Development Program's Human Development Index to help increase the accessibility of these products.

   In 1993, Merck acquired Medco Containment Services, Inc. (renamed Merck-Medco). Merck-Medco provides pharmaceutical benefit services in the United States. Merck-Medco manages prescription drug programs through its mail service and retail pharmacy networks, and offers a series of health management programs to help payers, providers and patients manage high-risk, high-cost diseases. Merck-Medco sells its pharmaceutical benefit management services to corporations, labor unions, insurance companies, Blue Cross/Blue Shield organizations, government agencies, federal and state employee plans, health maintenance and other similar organizations.

   In January 2002, the Company announced plans to establish Merck-Medco as a separate, publicly-traded company, with full separation completed within 12 months of an initial public offering, subject to market conditions and receipt of an Internal Revenue Service ruling that such an event would be tax-free to shareholders and to other customary conditions.

Joint Ventures

To expand its research base and realize synergies from combining capabilities, opportunities and assets, the Company has formed a number of joint ventures. In 1982, Merck entered into an agreement with Astra AB (Astra) to develop and market Astra's products under a royalty-bearing license. In 1993, the Company's total sales of Astra products reached a level that triggered the first step in the establishment of a joint venture business carried on by Astra Merck Inc.
(AMI), in which Merck and Astra each owned a 50% share. This joint venture, formed in November 1994, developed and marketed most of Astra's new prescription medicines in the United States including Prilosec, the first of a class of medications known as proton pump inhibitors, which slows the production of acid from the cells of the stomach lining.

   In 1998, Merck and Astra completed the restructuring of the ownership and operations of the joint venture whereby the Company acquired Astra's interest in AMI, renamed KBI Inc. (KBI), and contributed KBI's operating assets to a new U.S. limited partnership, Astra Pharmaceuticals L.P. (the Partnership), in exchange for a 1% limited partner interest. Astra contributed the net assets of its wholly owned subsidiary, Astra USA, Inc., to the Partnership in exchange for a 99% general partner interest. The Partnership, renamed AstraZeneca LP (AZLP) upon Astra's 1999 merger with Zeneca Group Plc (the AstraZeneca merger), became the exclusive distributor of the products for which KBI retained rights.

14 Merck & Co., Inc. 2001 Annual Report Financial Section

   While maintaining a 1% limited partner interest in AZLP, Merck has consent and protective rights intended to preserve its business and economic interests, including restrictions on the power of the general partner to make certain distributions or dispositions. Furthermore, in limited events of default, additional rights will be granted to the Company, including powers to direct the actions of, or remove and replace, the Partnership's chief executive officer and chief financial officer. Merck earns certain Partnership returns as well as ongoing revenue based on sales of current and future KBI products. The Partnership returns include a priority return provided for in the Partnership Agreement, variable returns based, in part, upon sales of certain former Astra USA, Inc. products, and a preferential return representing Merck's share of undistributed AZLP GAAP earnings. These returns, which are recorded as Equity income from affiliates, aggregated $642.8 million, $637.5 million and $633.6 million in 2001, 2000 and 1999, respectively. The AstraZeneca merger triggers a partial redemption of Merck's limited partner interest in 2008. Upon this redemption, AZLP will distribute to KBI an amount based primarily on a multiple of Merck's annual revenue derived from sales of the former Astra USA, Inc. products for the three years prior to the redemption (the Limited Partner Share of Agreed Value).

   In conjunction with the 1998 restructuring, for a payment of $443.0 million, Astra purchased an option (the Asset Option) to buy Merck's interest in the KBI products, excluding the gastrointestinal medicines Prilosec and Nexium. The Asset Option is exercisable in 2010 at an exercise price equal to the net present value as of March 31, 2008 of projected future pretax revenue to be received by the Company from the KBI products (the Appraised Value). Merck also has the right to require Astra to purchase such interest in 2008 at the Appraised Value. In addition, the Company granted Astra an option to buy Merck's common stock interest in KBI at an exercise price based on the net present value of estimated future net sales of Prilosec and Nexium. This option is exercisable two years after Astra's purchase of Merck's interest in the KBI products.

   The 1999 AstraZeneca merger constituted a Trigger Event under the KBI restructuring agreements. As a result of the merger, Astra was required to make two one-time payments to Merck totaling approximately $1.8 billion. In exchange for Merck's relinquishment of rights to future Astra products with no existing or pending U.S. patents at the time of the merger, Astra paid $967.4 million (the Advance Payment), which is subject to a true-up calculation in 2008 that may require repayment of all or a portion of this amount. The True-Up Amount is directly dependent on the fair market value in 2008 of the Astra product rights retained by the Company. Accordingly, recognition of this contingent income has been deferred until the realizable amount, if any, is determinable, which is not anticipated prior to 2008. The Company was also entitled to receive a Lump Sum Payment in an amount that it estimated as $822.0 million. Astra paid $712.5 million of the Lump Sum Payment in 1999 and disputed its obligation to pay the remainder. One-half of the expected payment reduced goodwill by $411.0 million, less 50% of a reserve relating to disputed proceeds. The balance was recorded in Other (income) expense, net. In 2000, arbitration over the disputed proceeds concluded and the Company received $87.2 million plus interest.

     Under the provisions of the KBI restructuring agreements, because a Trigger Event has occurred, the sum of the Limited Partner Share of Agreed Value, the Appraised Value and the True-Up Amount is guaranteed to be a minimum of $4.7 billion. Distribution of the Limited Partner Share of Agreed Value and payment of the True-Up Amount will occur in 2008. Astra-Zeneca's purchase of Merck's interest in the KBI products is contingent upon the exercise of either Merck's option in 2008 or AstraZeneca's option in 2010 and, therefore, payment of the Appraised Value may or may not occur.

   In 1989, Merck formed a joint venture with Johnson & Johnson to develop and market a broad range of nonprescription medicines for U.S. consumers. This 50% owned joint venture was expanded into Europe in 1993, and into Canada in 1996.

   Sales of joint venture products were as follows:

($ in millions)                                      2001       2000        1999
--------------------------------------------------------------------------------
Gastrointestinal products                          $293.5     $321.1      $332.8
Other products                                      101.5      108.0       118.6
--------------------------------------------------------------------------------
                                                   $395.0     $429.1      $451.4
================================================================================

   In 1994, Merck and Pasteur Merieux Connaught (now Aventis Pasteur) established a 50% owned joint venture to market vaccines in Europe and to collaborate in the development of combination vaccines for distribution in Europe. Sales of joint venture products were as follows:

($ in millions)                                      2001       2000        1999
--------------------------------------------------------------------------------
Hepatitis vaccines                                 $ 88.0     $134.1      $159.6
Viral vaccines                                       40.5       48.5        68.6
Other vaccines                                      371.1      358.3       338.6
--------------------------------------------------------------------------------
                                                   $499.6     $540.9      $566.8
================================================================================

   In 1997, Merck and Rhone-Poulenc (now Aventis) combined their animal health and poultry genetics businesses to form Merial Limited (Merial), a fully integrated animal health company, which is a stand-alone joint venture, equally owned by each party. Merial provides a comprehensive range of pharmaceuticals and vaccines to enhance the health, well-being and performance of a wide range of animal species. Sales of joint venture products were as follows:

($ in millions)                               2001           2000           1999
--------------------------------------------------------------------------------
Avermectin products                        $  495.0       $  531.7      $  564.9
Fipronil products                             409.7          345.7         316.0
Other products                                754.8          730.4         799.2
--------------------------------------------------------------------------------
                                           $1,659.5       $1,607.8      $1,680.1
================================================================================

   In May 2000, the Company and Schering-Plough Corporation (Schering-Plough) entered into agreements to create separate partnerships to develop and market in the United States new prescription medicines in the cholesterol-management and respiratory therapeutic areas. These partnerships are pursuing the development and marketing of Zetia, an investigational cholesterol absorption inhibitor discovered by Schering-Plough, as a once-daily monotherapy and in co-administration with statins; Zetia as a once-daily combination tablet with Zocor; and a once-daily combination tablet of Singulair and Claritin, Schering-Plough's nonsedating antihistamine, for the treatment of allergic rhinitis and asthma. In December 2001, the Company and Schering-Plough announced the worldwide expansion (excluding Japan) of the cholesterol-management partnership.

                                         Merck & Co., Inc. 2001 Annual Report 15

Foreign Operations

The Company's operations outside the United States are conducted primarily through subsidiaries. Sales of Merck human health products by subsidiaries outside the United States were 37% of Merck human health sales in 2001, and 36% and 40% in 2000 and 1999, respectively.

            Distribution of 2001 Foreign Human Health Sales

                                    [CHART]

                           Western Europe     45%
                           Asia/Pacific       28%
                           Other Foreign      27%
                                             ----
                                 Total       100%

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

Operating Results

Total sales for 2001 increased 18% in total and 14% on a volume basis from 2000. Foreign exchange had a one point unfavorable effect on 2001 sales growth. Total sales for 2000 increased 23% in total and 20% on a volume basis from 1999. Foreign exchange had a one point unfavorable effect on 2000 sales growth.

                    Components of Human Health Sales Growth

                                    [CHART]

        Total Sales    Sales Volume    Net Pricing      Foreign
          Growth          Growth         Actions     Exchange Rates

1997      15.0%            17.6%           0.3%          -2.9%
1998      10.9             14.1             --           -3.2
1999      15.3             16.1           -0.1           -0.7
2000      16.2             18.8           -0.9           -1.7
2001       5.7              7.9            0.3           -2.5

This chart illustrates the effects of price, volume and exchange on sales of Merck human health products. Growth for 1999 and 1998 includes a three and five point increase, respectively, attributable to the 1998 AMI restructuring. The human health business has grown through sales volume over the last five years. Price had essentially no effect on sales growth, while the effect of exchange had a varied unfavorable effect over the same period.

     In 2001, sales of Merck human health products grew 6%. Foreign exchange rates had approximately a three percentage point unfavorable effect on sales growth, while price changes had less than a half point favorable effect on growth. In measuring these effects, changes in the value of foreign currencies are calculated net of price increases in hyperinflationary countries, principally in Latin America. Domestic sales growth was 5%, while foreign sales grew 7% including a seven percentage point unfavorable effect from exchange. The unit volume growth from sales of Merck human health products was driven by five key products: Zocor, Vioxx, Cozaar/Hyzaar, Fosamax and Singulair. Also contributing to Merck's human health volume growth were Proscar, Maxalt and Cancidas, which was launched in 2001.

   Zocor, Merck's cholesterol-modifying medicine, continued its strong growth in 2001, based on the product's demonstrated ability to act favorably on all major lipid parameters with the lowering of "bad" (LDL) cholesterol and triglycerides while raising the levels of "good" (HDL) cholesterol. A five-year Heart Protection Study (HPS) conducted by Oxford University, the largest study ever on statins, demonstrated that Zocor 40 mg saved lives and significantly reduced the risk of stroke and heart attacks in a broad range of patients with or at high risk of heart disease including patients with average and below average cholesterol levels. In addition, preliminary results from the study, which were presented at the American Heart Association Meeting in November 2001, demonstrated that Zocor significantly reduced the risk of stroke and heart attacks for several distinct populations with and without elevated cholesterol, including diabetes patients, stroke victims and women with or at high risk of heart disease. Results from the HPS study also showed that Zocor 40 mg was well tolerated throughout the five-year study. Merck intends to file for regulatory approval to include this information on the prescribing label for Zocor. Also in 2001, the U.S. National Cholesterol Education Program significantly broadened its definition of those at highest risk from coronary heart disease and the patient population considered eligible for cholesterol control medicines.

   Vioxx, Merck's second largest-selling product, continued its strong growth in 2001 and was the product leader within the COX-2 class for new prescription volume growth in the United States. It exceeded the $2 billion sales mark faster than any other product in Merck's history. Pain relief and gastrointestinal safety continue to be the primary needs in the arthritis and pain market. Vioxx is now available in 68 markets around the world as a once-a-day treatment for osteoarthritis, acute pain and dysmenorrhea and, in some countries outside the United States, rheumatoid arthritis. Physicians are responding favorably to the Company's pain studies in which Vioxx 50 mg was compared to acetaminophen in combination with either codeine 60 mg or oxycodone 5 mg, which are commonly prescribed narcotics. In addition, an initiative with U.S. hospitals resulted in a favorable formulary status for Vioxx at more than 3,000 major hospitals. In November 2001, Vioxx was approved for symptomatic relief in the treatment of adult rheumatoid arthritis in all EU member states through the mutual recognition procedure. In December 2001, Vioxx, under the trade names Ceoxx or Vioxx Acute, was also approved for relief of acute pain and pain from dysmenorrhea in 13 member states of the EU.

16 Merck & Co., Inc. 2001 Annual Report Financial Section

   Cozaar, and its companion agent, Hyzaar (a combination of Cozaar and the diuretic hydrochlorothiazide), Merck's high-blood pressure medicines, continued their strong growth in 2001 and together are the global leaders in the angiotensin II antagonist (AIIA) class of anti-hypertensive drugs. In the RENAAL study, which was published in September in The New England Journal of Medicine, Cozaar delayed the progression of renal disease in Type 2 diabetics with nephropathy, including a significant reduction in End-stage Renal Disease
(ESRD). The results have been submitted to the FDA for inclusion in the prescribing information for Cozaar. Merck continues to support the growth of Cozaar and Hyzaar with ongoing investment in two large outcomes studies, LIFE and OPTIMAAL. Results from the LIFE study will be presented at the American College of Cardiology meeting in early 2002. Beginning in 2001, Merck and E.I. du Pont de Nemours and Company (DuPont) began sharing equally the operating profits from Cozaar and Hyzaar in North America, under terms of the license agreement established between the parties in 1989. Financial terms outside of North America were not changed.

   Fosamax, Merck's nonhormonal medicine and the leading product worldwide for treatment and prevention of post-menopausal osteoporosis in women, continued its strong growth in 2001. In August 2001, Fosamax was launched in Japan, the world's second-largest prescription drug market. The largest study of osteoporosis, National Osteoporosis Risk Assessment, found that almost half of the more than 200,000 postmenopausal women assessed in the study had low bone mass, putting them at increased risk of bone fractures. The study, recently published in the Journal of the American Medical Association, suggests that millions of women age 50 and older who have not been assessed for osteoporosis may be at increased risk of fracturing a bone, underscoring the significant market opportunity for Fosamax. Fosamax Once Weekly, the first and only oral once-weekly treatment for osteoporosis, has received rapid physician and patient acceptance since its introduction in the U.S. in November 2000. Studies show that nine out of ten women preferred the once-weekly dosing regimen and in many markets almost 80 percent switched to the once-weekly product. Launched in 30 markets worldwide, the once-weekly medicine has accelerated the growth of the Fosamax brand, extending Merck's leadership in several markets, including the United States. While osteoporosis basically affects women, an estimated 3 million men also have the condition and the FDA recently approved the once-weekly version of Fosamax for men.

   Singulair, Merck's once-a-day tablet for the treatment of chronic asthma in adults and children age 2 and older, continued its growth in 2001. It remains the No. 1 prescribed asthma controller in the United States and is the most widely used medicine of its kind. In August 2001, Singulair was launched in Japan, the world's second-largest national market for asthma medicines. Singulair is being investigated for potential use in the treatment of allergic rhinitis, more commonly known as hay fever. Singulair operates with an entirely different mechanism of action from the steroids and sedating antihistamines for the treatment of this condition and the Company plans to file for regulatory approval in early 2002.

     Proscar, for the treatment of symptomatic benign prostatic hyperplasia in men with enlarged prostates, reported strong growth in 2001. With long-term clinical studies in over 13,000 men, Proscar is supported by a wealth of clinical data on its proven efficacy and safety, and is the only product approved to reduce the risk of acute urinary retention and the risk of benign prostatic hyperplasia (BPH) related surgery. Proscar provides durable symptom improvements for many men with symptomatic BPH and enlarged prostates. Since its introduction in 1992, Proscar has been prescribed to millions of men and is currently marketed in over 100 countries.

   Maxalt, Merck's treatment for acute migraine headaches in adults, continued its impressive growth in 2001, growing nearly twice as fast as the oral triptan migraine market. Maxalt provides fast and effective relief of disabling headache pain and other symptoms such as nausea and sensitivity to light and noise that often accompany a migraine attack. In a recently published independent analysis of clinical trials among migraine therapies, Maxalt 10 mg was shown to be the most effective therapy in eliminating headache pain after two hours when compared to other drugs in the triptan class. Maxalt is available in the United States in both conventional tablets and convenient, rapidly dissolving oral wafers which disintegrate within seconds on the tongue without liquids, thereby offering the convenience of being able to be taken anytime, anywhere.

   Growth in 2001 also benefited from the February launch of Cancidas, which is the first in a new class of anti-fungals, called echinocandins or glucan synthesis inhibitors, introduced in more than a decade. Cancidas is used to treat certain life-threatening fungal infections that are becoming more prevalent as the number of people with compromised immune systems increases. This new medicine is indicated for the treatment of invasive aspergillosis in patients who do not respond to or cannot tolerate other anti-fungal therapies, such as amphotericin B, lipid formulations of amphotericin B and/or itraconazole. Merck is studying Cancidas as a potential treatment for the fungal infection Candida.

     Other products contributing to growth include Prinivil, Cosopt and Propecia. Crixivan and older products, including Vasotec, Vaseretic, Pepcid and Mevacor, though still contributing to 2001 sales, declined in unit volume due to generic and therapeutic competition.

   In 2000, sales of Merck human health products grew 16%. Foreign exchange rates had a two percentage point unfavorable effect on sales growth, while price changes had a one point unfavorable effect on growth. Domestic sales growth was 24%, while foreign sales grew 5% including a four percentage point unfavorable effect from exchange. The unit volume growth from sales of Merck human health products was driven by five key products: Zocor, Vioxx, Cozaar/Hyzaar, Fosamax and Singulair. Also contributing to Merck's human health volume growth were newer products, including Maxalt and Aggrastat.

   Merck-Medco sales contributed significantly to 2001 and 2000 sales growth. By continuing to invest in the development of clinical programs, state of the art prescription fulfillment technology, enhanced information management systems, Internet initiatives, and growth in the business fueled from the UnitedHealth Group contract and the acquisition of ProVantage, Merck-Medco strengthened its leadership position in providing pharmaceutical benefit services. Merckmedco.com became the first Internet pharmacy to eclipse $1.0 billion in cumulative sales and is now filling more than 180,000 prescriptions a week. Merck-Medco recently commenced operations in its newest, largest and most advanced automated pharmacy located in Willingboro, New Jersey. The number of prescriptions managed by Merck-Medco grew to more than 537 million in 2001, up 19% from more than 450 million prescriptions in 2000.

                                         Merck & Co., Inc. 2001 Annual Report 17

Costs, Expenses and Other

--------------------------------------------------------------------------------------
$ in millions)                   2001    Change          2000   Change            1999
--------------------------------------------------------------------------------------
Materials and
     production ........   $ 28,976.5      +29%    $ 22,443.5     +28%      $ 17,534.2
Marketing and
     administrative ....      6,224.4      + 1%       6,167.7     +19%         5,199.9
Research and
     development .......      2,456.4      + 5%       2,343.8     +13%         2,068.3
Equity income
     from affiliates ...       (685.9)     -10%        (764.9)       -          (762.0)
Other (income)
     expense, net ......        341.7      - 2%         349.0        *            54.1
--------------------------------------------------------------------------------------
                           $ 37,313.1      +22%    $ 30,539.1     +27%      $ 24,094.5
======================================================================================

* 100% or greater

   In 2001, materials and production costs increased 29% compared to an 18% sales growth rate. Excluding the effect of exchange and inflation, these costs increased 19%, five points higher than the unit sales volume growth in 2001. The higher growth rate in these costs over the sales volume growth is primarily attributable to the significant growth in Merck-Medco's historically lower-margin business. In 2000, materials and production costs increased 28%, compared to a 23% sales growth rate primarily attributable to growth in the lower-margin Merck-Medco business. Excluding the effect of exchange and inflation, these costs increased 20%, the same as the unit sales volume growth in 2000.

   Marketing and administrative expenses increased 1% in total and were essentially level with 2000 on a volume basis, including a one point decrease attributable to marketing expenses. Marketing expenses reflect the increased resource commitment to Merck's five key product growth drivers, including 1,000 new sales representatives added in the United States during 2001, and continued refinement of the promotion and direct selling spending mix to maximize product sales performance. The moderation in the growth of marketing and administrative expenses for 2001 also reflects the success of operational efficiency initiatives focused on the fundamental redesign of work processes as well as leveraging technology to reduce administrative expenses within the Company's overall cost structure. Marketing and administrative expenses increased 19% in total and on a volume basis in 2000, including a 12 point increase attributable to marketing expenses, primarily in support of the Company's five key product franchises. Marketing and administrative expenses as a percentage of sales were 13% in 2001, 15% in 2000 and 16% in 1999. The continuous improvement in the ratios over 1999 primarily reflects the lower growth of marketing and administrative costs relative to Merck-Medco's sales growth and operational efficiency initiatives implemented in 2001.

   Research and development expenses increased 5% in 2001 and continue to reflect Merck's ongoing commitment to scientific innovation. Excluding the effect of exchange and inflation, these expenses increased 3%. Research and development expenses increased 13% in 2000. Excluding the effects of exchange and inflation, these expenses increased 11%.

   Research and development in the pharmaceutical industry is inherently a long-term process. The following data show an unbroken trend of year-to-year increases in research and development spending. For the period 1992 to 2001, the compounded annual growth rate in research and development was 10%. Research and development expenses for 2002 are estimated to approximate $2.9 billion.

                                R&D Expenditures
                                ----------------
                                 ($ in millions)

                                    [CHART]

                          Year      Total R&D Expenditures
                          ----      ----------------------
                          1992              $1,112
                          1993               1,173
                          1994               1,231
                          1995               1,331
                          1996               1,487
                          1997               1,684
                          1998               1,821
                          1999               2,068
                          2000               2,344
                          2001               2,456

   Equity income from affiliates reflects the favorable performance of the Company's joint ventures and partnership returns from AZLP. In 2001, the decrease in equity income from affiliates primarily reflects the impact of the Company's share of research and development expenses associated with the partnerships formed in mid-2000 with Schering-Plough.

   In 2001, the decrease in other expense, net, was primarily attributable to higher interest income, lower minority interest expense and an increase in gains on security sales. This decrease was partially offset by lower exchange gains resulting from the translation of the Company's balance sheet and the effect of income recorded in 2000 from the settlement of disputed proceeds related to the AstraZeneca merger. In 2000, the increase in other expense, net, primarily reflects the effects of a number of items recorded in 1999: $411.0 million of income associated with the Lump Sum Payment from Astra, partially offset by a reserve related to disputed proceeds, and $77.9 million of income resulting from the reversal of a 1995 restructuring reserve, partially offset by $110.0 million of charges primarily for endowment of both The Merck Company Foundation and The Merck Genome Research Institute and provisions for the settlement of claims. Also contributing to the increase was higher net interest expense and minority interest expense in 2000, partially offset by income recorded from the aforementioned disputed proceeds settlement.

18 Merck & Co., Inc. 2001 Annual Report Financial Section

Earnings
--------------------------------------------------------------------------------
($ in millions except
per share amounts)             2001  Change         2000    Change          1999
--------------------------------------------------------------------------------
Net income .............   $7,281.8     +7%     $6,821.7      +16%      $5,890.5
   As a % of sales .....      15.3%                16.9%                   18.0%
   As a % of average
     total assets ......      17.3%                17.9%                   17.4%
Earnings per
   common share
   assuming dilution ...     $ 3.14     +8%       $ 2.90      +18%        $ 2.45
================================================================================

   Net income was up 7% in 2001 and 16% in 2000. Net income as a percentage of sales was 15.3% in 2001 compared to 16.9% in 2000 and 18.0% in 1999. The decline in the ratio from 2000 is principally due to a higher growth rate in Merck-Medco's historically lower-margin business, offset in part by the lower growth in marketing and administrative expenses. Foreign currency exchange had a three percentage point unfavorable effect on the growth rate compared to a one percentage point unfavorable effect in 2000. The Company's effective income tax rate in 2001 was 30.0%, compared to 30.6% in 2000 and 31.7% in 1999. The higher effective tax rate in 1999 versus 2000 and 2001 primarily reflects the nondeductibility of the goodwill write-off recorded in 1999 resulting from the AstraZeneca merger. Net income as a percentage of average total assets was 17.3% in 2001, 17.9% in 2000 and 17.4% in 1999. Earnings per common share assuming dilution grew 8% in 2001, compared to 18% in 2000. In 2001 and 2000, earnings per common share assuming dilution increased at a faster rate than net income as a result of treasury stock purchases.

                Distribution of 2001 Sales and Equity Income

                                    [CHART]

                Raw Materials and Production Costs       60%
                Operating Expenses                       19%
                Taxes and Net Interest                    6%
                Dividends                                 7%
                Retained Earnings                         8%
                                                        ----

                         Total                          100%

Environmental and Other Matters

The Company believes that it is in compliance in all material respects with applicable environmental laws and regulations. In 2001, the Company incurred capital expenditures of approximately $197.5 million for environmental protection facilities. Capital expenditures for this purpose are forecasted to exceed $500.0 million for the years 2002 through 2006. In addition, the Company's operating and maintenance expenditures for pollution control were approximately $88.7 million in 2001. Expenditures for this purpose for the years 2002 through 2006 are forecasted to approximate $520.0 million.

   The Company is a party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, as well as under other federal and state statutes. The Company is also remediating environmental contamination resulting from past industrial activity at certain of its sites and has taken an active role in identifying and providing for these costs. In management's opinion, the liabilities for all environmental matters which are probable and reasonably estimable have been accrued. Expenditures for remediation and environmental liabilities were $34.2 million in 2001, and are estimated at $137.0 million for the years 2002 through 2006. These amounts do not consider potential recoveries from insurers or other parties. Although it is not possible to predict with certainty the outcome of these environmental matters, or the ultimate costs of remediation, management does not believe that any reasonably possible expenditures that may be incurred in excess of those provided should result in a materially adverse effect on the Company's financial position, results of operations, liquidity or capital resources for any year. (See Note 9 to the consolidated financial statements for further information.)

   In June 2001, the Company received a notice from the Federal Trade Commission (FTC) advising the Company that the FTC had closed its investigation into pricing practices, which commenced in 1996. Merck has been advised by the U.S. Department of Justice that it is investigating marketing and selling activities of Merck and other pharmaceutical manufacturers. Merck will be working with the government to respond appropriately to informational requests.

   In a continuing worldwide dispute between Merck and Pharmacia Corporation (Pharmacia) over competing claims to the patent rights to the class of compounds that include rofecoxib, the active ingredient in Vioxx, the federal district court in Washington, D.C., recently dismissed a Pharmacia claim for damages for Merck's sale of Vioxx. Pharmacia may seek an appeal of this decision. Merck has also received favorable decisions regarding the patent status of Vioxx from courts in the United Kingdom, Holland and Spain, while receiving no adverse decisions in any country. The Company also noted that a number of federal and state lawsuits, involving individual claims as well as purported class actions, have been filed against the Company with respect to Vioxx. Some of the lawsuits also name as defendants Pfizer Inc. and Pharmacia, which market a competing product. The lawsuits include allegations regarding gastrointestinal bleeding and cardiovascular events. The Company believes that these lawsuits are completely without merit and will vigorously defend them.

   From time to time, generic manufacturers of pharmaceutical products file Abbreviated New Drug Applications (ANDAs) with the FDA seeking to market generic forms of Company products prior to the expiration of relevant patents owned by the Company. Generic pharmaceutical manufacturers have submitted ANDAs to the FDA seeking to market in the U.S. a generic form of Fosamax (alendronate) and Prilosec (omeprazole) prior to the expiration of the Company's (and AstraZeneca's in the case of Prilosec) patents concerning these products. The generic companies' ANDAs include allegations of non-infringement, invalidity and unenforceability of the patents. One manufacturer has received FDA approval to market a generic form of Prilosec. The Company has filed patent infringement suits in federal court against companies filing ANDAs for generic alendronate, and AstraZeneca and the Company have filed patent infringement suits in federal court against companies filing ANDAs for

                                         Merck & Co., Inc. 2001 Annual Report 19
generic omeprazole. In the case of alendronate, similar patent challenges exist in certain foreign jurisdictions. The Company intends to vigorously defend its patents, which it believes are valid, against infringement by generic companies attempting to market products prior to the expiration dates of such patents. A trial in the U.S. with respect to the alendronate daily product concluded in November 2001 and the Company is awaiting a ruling; no trial involving the alendronate weekly product is expected before 2003. In the case of omeprazole, a trial commenced in December 2001. As with any litigation, there can be no assurance of the outcomes, which if adverse, could result in significantly shortened periods of exclusivity for these products.

   Seven plaintiffs, from six pharmaceutical benefit plans for which Merck-Medco is the pharmaceutical benefit manager, have sued Merck-Medco and the Company in federal court. The suits, which are similar to claims against other pharmaceutical benefit managers in other pending cases, allege that Merck-Medco should be treated as a "fiduciary" under the provisions of the Employee Retirement Income Security Act (ERISA). Plaintiffs have not yet formally sought class-action status. The amended complaints in the lawsuits also allege that the Company and Merck-Medco have violated ERISA by using Merck-Medco to increase the Company's market share and by entering into certain "prohibited transactions" with each other that favor the Company's products. The plaintiffs have demanded that Merck-Medco and the Company turn over any unlawfully obtained profits to a trust to be set up for the benefit plans. A motion for summary judgement filed by Merck-Medco is still pending. In addition, a complaint against Merck-Medco and the Company has recently been filed by one Northwest Airlines plan participant, purportedly on behalf of the plan and similarly-situated self-funded plans. Class action status has not yet been sought, and Northwest Airlines is not a party to the lawsuit. The complaint relies on many of the same theories as the litigation discussed above. Merck-Medco and the Company believe that these cases are without merit, Merck-Medco is not a "fiduciary" within the meaning of ERISA and the Company has not violated ERISA. Merck-Medco and the Company intend to vigorously defend these claims.

Capital Expenditures

Capital expenditures were $2.7 billion in 2001 and 2000. Expenditures in the United States were $2.1 billion in 2001 and 2000. Expenditures during 2001 included $1.0 billion for production facilities, $763.1 million for research and development facilities, $197.5 million for environmental projects, and $763.6 million for administrative, safety and general site projects. Capital expenditures approved but not yet spent at December 31, 2001 were $2.3 billion. Capital expenditures for 2002 are estimated to be $2.6 billion.

   Depreciation was $1.1 billion in 2001 and $905.5 million in 2000, of which $777.1 million and $653.9 million, respectively, applied to locations in the United States.

                              Capital Expenditures
                              --------------------
                                ($ in millions)

                                    [CHART]

                        YEAR          TOTAL CAPITAL EXPENDITURES
                        ----          --------------------------

                        1992                   $1,067
                        1993                    1,013
                        1994                    1,009
                        1995                    1,005
                        1996                    1,197
                        1997                    1,449
                        1998                    1,973
                        1999                    2,561
                        2000                    2,728
                        2001                    2,725


Analysis of Liquidity and Capital Resources

Cash provided by operations continues to be the Company's primary source of funds to finance operating needs and capital expenditures. In 2001, cash flows from operations were $9.1 billion, reflecting the continued growth of the Company's earnings. This cash was used to fund capital expenditures of $2.7 billion, to pay Company dividends of $3.1 billion and to partially fund the purchase of treasury shares. At December 31, 2001, the total of worldwide cash and investments was $10.3 billion, including $3.3 billion of cash, cash equivalents and short-term investments, and $7.0 billion of long-term investments. The above totals include $1.1 billion in cash and investments held by Banyu Pharmaceutical Co., Ltd., in which the Company has a 50.87% ownership interest.

Selected Data
--------------------------------------------------------------------------------
($ in millions)                               2001           2000           1999
--------------------------------------------------------------------------------
Working capital .....................    $ 1,417.4      $ 3,643.8      $ 2,500.4
Total debt to total liabilities
   and equity .......................        20.1%          17.2%          16.7%
Cash provided by operations
   to total debt ....................        1.0:1          1.1:1          1.0:1
--------------------------------------------------------------------------------

   Working capital levels are more than adequate to meet the operating requirements of the Company. The ratio of total debt to total liabilities and equity was affected by incremental borrowings used to fund capital expenditures, treasury stock repurchases and other corporate initiatives. The ratio of cash provided by operations to total debt, although impacted by these incremental borrowings, reflects the ability of the Company to cover its debt obligations.

   In February 2000, the Board of Directors approved purchases of up to $10.0 billion of Merck shares. From 1999 to 2001, the Company purchased $4.7 billion of treasury shares under previously authorized completed programs, and $6.4 billion under the 2000 program. Total treasury stock purchased in 2001 was $3.9 billion. For the period 1992 to 2001, the Company has purchased 507.1 million shares at a total cost of $23.2 billion.

20 Merck & Co., Inc. 2001 Annual Report Financial Section

     Under its shelf registration statement, in both July and December 2001, the Company issued $500.0 million of medium-term notes, bearing coupons of 5.3% and 4.1%, respectively, payable semiannually. During the year, the Company also issued an additional $158.7 million of securities under the shelf. In the fourth quarter, the Company's $1.5 billion shelf registration statement filed with the Securities and Exchange Commission for the issuance of debt securities became effective. The remaining capacity under such filings is $1.9 billion at December 31, 2001.

     The Company's strong financial position, as evidenced by its triple-A credit ratings from Moody's and Standard & Poor's on outstanding debt issues, provides a high degree of flexibility in obtaining funds on competitive terms. The ability to finance ongoing operations primarily from internally generated funds is desirable because of the high risks inherent in research and development required to develop and market innovative new products and the highly competitive nature of the pharmaceutical industry. The Company does not participate in any off-balance sheet arrangements involving unconsolidated subsidiaries that provide a material source of financing or potentially expose the Company to material unrecorded financial obligations.

     A significant portion of the Company's cash flows are denominated in foreign currencies. Merck relies on sustained cash flows generated from foreign sources to support its long-term commitment to U.S. dollar-based research and development. To the extent the dollar value of cash flows is diminished as a result of a strengthening dollar, the Company's ability to fund research and other dollar-based strategic initiatives at a consistent level may be impaired. The Company has established revenue hedging and balance sheet risk management programs to protect against volatility of future foreign currency cash flows and changes in fair value caused by volatility in foreign exchange rates.

     The objective of the revenue hedging program is to reduce the potential for longer-term unfavorable changes in foreign exchange to decrease the U.S. dollar value of future cash flows derived from foreign currency denominated sales, primarily the euro and Japanese yen. To achieve this objective, the Company will partially hedge anticipated sales that are expected to occur over its planning cycle, typically no more than three years into the future. The Company will layer in hedges over time, increasing the portion of sales hedged as it gets closer to the expected date of the transaction. The portion of sales hedged is based on assessments of cost-benefit profiles that consider natural offsetting exposures, revenue and exchange rate volatilities and correlations, and the cost of hedging instruments. Merck manages its anticipated transaction exposure principally with purchased local currency put options which provide the Company with a right, but not an obligation, to sell foreign currencies in the future at a predetermined price. If the U.S. dollar strengthens relative to the currency of the hedged anticipated sales, total changes in the options' cash flows fully offset the decline in the expected future U.S. dollar cash flows of the hedged foreign currency sales. Conversely, if the U.S. dollar weakens, the options' value reduces to zero, but the Company benefits from the increase in the value of the anticipated foreign currency cash flows. While a weaker U.S. dollar would result in a net benefit, the market value of the Company's hedges would have declined by $11.9 million and $47.4 million, respectively, from a uniform 10% weakening of the U.S. dollar at December 31, 2001 and 2000. The market value was determined using a foreign exchange option pricing model and holding all factors except exchange rates constant. Because Merck uses purchased local currency put options, a uniform weakening of the U.S. dollar will yield the largest overall potential loss in the market value of these options. The December 31, 2001 measurement reflects reduced notional amounts compared to the prior year. The sensitivity measurement assumes that a change in one foreign currency relative to the U.S. dollar would not affect other foreign currencies relative to the U.S. dollar. Although not predictive in nature, the Company believes that a 10% threshold reflects reasonably possible near-term changes in Merck's major foreign currency exposures relative to the U.S. dollar. Over the last three years, the program has reduced the volatility of cash flows and mitigated the loss in value of cash flows during periods of relative strength in the U.S. dollar for the portion of revenues hedged. The cash flows from these contracts are reported as operating activities in the Consolidated Statement of Cash Flows.

     A primary objective of the balance sheet risk management program is to protect the U.S. dollar value of foreign currency denominated net monetary assets from the effects of volatility in foreign exchange that might occur prior to their conversion to U.S. dollars. Merck seeks to fully offset the effects of exchange on exposures denominated in developed country currencies, primarily the euro, Japanese yen and Canadian dollar, and will either partially offset or not offset at all exposures in developing countries where we consider the cost of derivative instruments to be uneconomic or when such instruments are unavailable at any cost. The Company will also minimize the effect of exchange on monetary assets and liabilities by managing operating activities and net asset positions at the local level. Merck principally utilizes forward exchange contracts which enable the Company to buy and sell foreign currencies in the future at fixed exchange rates and offset the consequences of changes in foreign exchange on the amount of U.S. dollar cash flows derived from the net assets. The Company also uses forward contracts to hedge the changes in fair value of certain foreign currency denominated available-for-sale securities attributable to fluctuations in foreign currency exchange rates. A sensitivity analysis to changes in the value of the U.S. dollar on foreign currency denominated derivatives, investments and monetary assets and liabilities indicated that if the U.S. dollar uniformly strengthened by 10% against all currency exposures of the Company at December 31, 2001, Income before taxes would have declined by $2.5 million. Because Merck is in a net long position relative to its major foreign currencies after consideration of forward contracts, a uniform strengthening of the U.S. dollar will yield the largest overall potential net loss in earnings due to exchange. At December 31, 2000, the Company was in a net short position after consideration of forward contracts. A uniform 10% weakening of the U.S. dollar would have reduced Income before taxes by $2.5 million. This measurement

                                         Merck & Co., Inc. 2001 Annual Report 21
assumes that a change in one foreign currency relative to the U.S. dollar would not affect other foreign currencies relative to the U.S. dollar. Although not predictive in nature, the Company believes that a 10% threshold reflects reasonably possible near-term changes in Merck's major foreign currency exposures relative to the U.S. dollar. The cash flows from these contracts are reported as operating activities in the Consolidated Statement of Cash Flows.

     In addition to the revenue hedging and balance sheet risk management programs, the Company may use interest rate swap contracts on certain investing and borrowing transactions to manage its net exposure to interest rate changes and to reduce its overall cost of borrowing. The Company does not use leveraged swaps and, in general, does not leverage any of its investment activities that would put principal capital at risk. In July 2001, the Company entered into a five-year $500.0 million notional amount pay-floating, receive-fixed interest rate swap contract designated as a hedge of the fair value changes in $500.0 million of five-year fixed rate notes attributable to changes in the benchmark London Interbank Offered Rate (LIBOR) swap rate. In December 2001, the Company entered into a similar three-year swap contract designated as a fair value hedge of $500.0 million of three-year fixed rate notes. The swaps effectively convert fixed rate obligations to floating rate instruments. The Company is also a party to a seven-year combined interest rate and currency swap contract entered into in 1997 which converts a variable rate foreign currency denominated investment to a variable rate U.S. dollar investment. The swap contract hedges the changes in the fair value of the investment attributable to fluctuations in exchange rates while allowing the Company to receive variable rate returns. The cash flows from these contracts are reported as operating activities in the Consolidated Statement of Cash Flows.

     The Company's investment portfolio includes cash equivalents and short-term investments, the market values of which are not significantly impacted by changes in interest rates. The market value of the Company's medium- to long-term fixed rate investments is modestly impacted by changes in U.S. interest rates. Changes in medium- to long-term U.S. interest rates would have a more significant impact on the market value of the Company's fixed-rate borrowings, which generally have longer maturities. A sensitivity analysis to measure potential changes in the market value of the Company's investments, debt and related swap contracts from a change in interest rates indicated that a one percentage point increase in interest rates at December 31, 2001 and 2000 would have positively impacted the net aggregate market value of these instruments by $26.3 million and $116.0 million, respectively. A one percentage point decrease at December 31, 2001 and 2000 would have negatively impacted the net aggregate market value by $89.1 million and $135.6 million, respectively. The reduced sensitivity of the Company's aggregate investment and debt portfolio at December 31, 2001 reflects an increase in the size and weighted average maturity of the Company's investments. The fair value of the Company's debt was determined using pricing models reflecting one percentage point shifts in the appropriate yield curves. The fair value of the Company's investments was determined using a combination of pricing and duration models. Whereas duration is a linear approximation that works well for modest changes in yields and generates a symmetrical result, pricing models reflecting the convexity of the price/yield relationship provide greater precision and reflect the asymmetry of price movements for interest rate changes in opposite directions. The impact of convexity is more pronounced in longer-term maturities and low interest rate environments.

Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board issued Statement No. 142, Goodwill and Other Intangible Assets (FAS 142), which is effective beginning January 1, 2002. FAS 142 addresses the recognition and measurement of goodwill and other intangible assets subsequent to a business combination. In accordance with FAS 142, goodwill will no longer be amortized, but rather assigned to reporting units within the Company's segments and evaluated for impairment on an annual basis using a fair value based test. The Company has identified the appropriate reporting units as defined by the new guidance and is currently assessing their fair value. Beginning January 1, 2002, annual amortization expense of approximately $130.0 million will no longer be recorded.

2002 Outlook

In January 2002, the Company announced plans to establish Merck-Medco as a separate, publicly-traded company. The Company plans an initial public offering of a portion of the new company by mid-2002, subject to market conditions. Alternatives for the distribution of the remaining shares in the new company are under evaluation. The full separation of Merck-Medco should be completed within 12 months of the initial public offering, subject to receipt of an Internal Revenue Service ruling that such an event would be tax-free to shareholders and to other customary conditions.

     For 2002, the Company's outlook for the operating earnings of its core pharmaceutical business is unchanged as a result of this transaction. Growth of its key franchises, continued investments in research and development and marketing, and the benefits from operational efficiencies will contribute to operating income growth in the Company's core human health business. The impact of patent expiries, however, most importantly the anticipated impact of the patent expiry of Prilosec, will significantly dampen net income growth in 2002. As a result, 2002 will be a transition year and the Company anticipates that on an as-reported basis, earnings per share for 2002 will be at the same level as 2001 results. The 2002 as-reported earnings per share will also be affected by the benefit from the implementation of FAS 142 regarding goodwill amortization, most of which relates to Merck's 1993 acquisition of Merck-Medco, and the timing of the completion of the distribution of the remaining shares in the company. Going forward, the Company expects its core pharmaceutical business to deliver double-digit earnings-per-share growth in 2003, driven by accelerating top-line growth.

22 Merck & Co., Inc. 2001 Annual Report Financial Section

Use of Estimates and Cautionary Factors That May Affect Future Results

The consolidated financial statements include certain amounts that are based on management's best estimates and judgments. Estimates are used in determining such items as provisions for rebates, returns and allowances, depreciable/amortizable lives, pension and other postretirement benefit plan assumptions, and amounts recorded for contingencies, environmental liabilities and other reserves. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates. The Company is not aware of reasonably likely events or circumstances which would result in different amounts being reported that would have a material impact on results of operations or financial condition.

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

     The Company does not assume the obligation to update any forward-looking statement. One should carefully evaluate such statements in light of factors described in the Company's filings with the Securities and Exchange Commission, especially on Forms 10-K, 10-Q and 8-K (if any). In Item 1 of the Company's annual report on Form 10-K for the year ended December 31, 2001, which will be filed in March 2002, the Company discusses in more detail various important factors that could cause actual results to differ from expected or historic results. The Company notes these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. Prior to the filing of the Form 10-K for the year ended December 31, 2001, reference should be made to Item 1 of the Company's annual report on Form 10-K for the year ended December 31, 2000. One should understand that it is not possible to predict or identify all such factors. Consequently, the reader should not consider any such list to be a complete statement of all potential risks or uncertainties.

Condensed Interim Financial Data
--------------------------------------------------------------------------------
($ in millions except
per share amounts)               4th Q        3rd Q         2nd Q          1st Q
--------------------------------------------------------------------------------
2001
--------------------------------------------------------------------------------
Sales ...................... $12,558.0    $11,919.6     $11,893.1      $11,345.1
Materials and production
 costs .....................   7,642.4      7,082.8       7,204.8        7,046.5
Marketing and
 administrative expenses ...   1,555.4      1,525.3       1,637.4        1,506.2
Research and development
 expenses ..................     716.4        590.3         602.4          547.4
Equity income from
 affiliates ................    (128.2)      (164.1)       (215.0)        (178.6)
Other (income) expense,
 net .......................     113.5        102.2          70.0           56.1
Income before taxes ........   2,658.5      2,783.1       2,593.5        2,367.5
Net income .................   1,860.9      1,948.2       1,815.4        1,657.3
Basic earnings per common
 share .....................      $.82         $.85          $.79           $.72
Earnings per common share
 assuming dilution .........      $.81         $.84          $.78           $.71
--------------------------------------------------------------------------------
2000
--------------------------------------------------------------------------------
Sales ...................... $11,467.3    $10,567.5      $9,477.1       $8,851.4
Materials and production
 costs .....................   6,570.6      5,987.4       5,052.1        4,833.4
Marketing and
 administrative expenses ...   1,774.1      1,452.1       1,524.3        1,417.2
Research and development
 expenses ..................     662.4        609.8         548.0          523.6
Equity income from
 affiliates ................    (145.5)      (219.4)       (211.8)        (188.3)
Other (income) expense,
 net .......................      94.6         96.0          87.2           71.5
Income before taxes ........   2,511.1      2,641.6       2,477.3        2,194.0
Net income .................   1,764.4      1,835.9       1,721.7        1,499.6
Basic earnings per common
 share .....................      $.77         $.80          $.74           $.65
Earnings per common share
 assuming dilution .........      $.75         $.78          $.73           $.63
================================================================================

Dividends Paid per Common Share
--------------------------------------------------------------------------------
                    Year         4th Q        3rd Q         2nd Q          1st Q
--------------------------------------------------------------------------------
2001 ............. $1.37          $.35         $.34          $.34           $.34
2000 .............  1.21           .34          .29           .29            .29
================================================================================

Common Stock Market Prices
--------------------------------------------------------------------------------
2001                             4th Q        3rd Q         2nd Q          1st Q
--------------------------------------------------------------------------------
High .......................... $70.60       $71.50        $80.85         $95.25
Low ...........................  56.80        60.35         63.65          66.00
--------------------------------------------------------------------------------
2000
--------------------------------------------------------------------------------
High .......................... $96.69       $77.38        $76.63         $79.00
Low ...........................  72.88        63.00         61.88          52.00
--------------------------------------------------------------------------------

     The principal market for trading of the common stock is the New York Stock Exchange under the symbol MRK.

                                         Merck & Co., Inc. 2001 Annual Report 23

Consolidated Statement of Income


--------------------------------------------------------------------------------
Merck & Co., Inc. and Subsidiaries

Years Ended December 31
($ in millions except per share amounts)       2001          2000           1999
--------------------------------------------------------------------------------
Sales ..................................  $47,715.7     $40,363.2      $32,714.0
--------------------------------------------------------------------------------
Costs, Expenses and Other
Materials and production ...............   28,976.5      22,443.5       17,534.2
Marketing and administrative ...........    6,224.4       6,167.7        5,199.9
Research and development ...............    2,456.4       2,343.8        2,068.3
Equity income from affiliates ..........     (685.9)       (764.9)        (762.0)
Other (income) expense, net ............      341.7         349.0           54.1
--------------------------------------------------------------------------------
                                           37,313.1      30,539.1       24,094.5
--------------------------------------------------------------------------------
Income Before Taxes ....................   10,402.6       9,824.1        8,619.5
Taxes on Income ........................    3,120.8       3,002.4        2,729.0
--------------------------------------------------------------------------------
Net Income .............................  $ 7,281.8     $ 6,821.7      $ 5,890.5
================================================================================
Basic Earnings per Common Share ........     $ 3.18        $ 2.96         $ 2.51
================================================================================
Earnings per Common Share Assuming
  Dilution ............................      $ 3.14        $ 2.90         $ 2.45
================================================================================


Consolidated Statement of Retained Earnings
--------------------------------------------------------------------------------
Merck & Co., Inc. and Subsidiaries

Years Ended December 31
($ in millions)                                2001          2000           1999
--------------------------------------------------------------------------------
Balance, January 1 ...................   $ 27,363.9    $ 23,447.9     $ 20,186.7
--------------------------------------------------------------------------------
Net Income ...........................      7,281.8       6,821.7        5,890.5
Common Stock Dividends Declared ......     (3,156.1)     (2,905.7)      (2,629.3)
--------------------------------------------------------------------------------
Balance, December 31 .................   $ 31,489.6    $ 27,363.9     $ 23,447.9
================================================================================


Consolidated Statement of Comprehensive Income
--------------------------------------------------------------------------------
Merck & Co., Inc. and Subsidiaries

Years Ended December 31
($ in millions)                                2001          2000           1999
--------------------------------------------------------------------------------
Net Income ............................   $ 7,281.8     $ 6,821.7      $ 5,890.5
--------------------------------------------------------------------------------
Other Comprehensive Income (Loss)
Net unrealized gain on derivatives,
 net of tax and net income
 realization .........................          7.3            --             --
Net unrealized gain on investments,
 net of tax and net income
 realization .........................         11.1          24.3           25.6
Minimum pension liability, net of
 tax .................................        (38.6)         (1.6)           3.8
--------------------------------------------------------------------------------
                                              (20.2)         22.7           29.4
--------------------------------------------------------------------------------
Comprehensive Income .................    $ 7,261.6     $ 6,844.4      $ 5,919.9
================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

24  Merck & Co., Inc. 2001 Annual Report Financial Section

Consolidated Balance Sheet
--------------------------------------------------------------------------------
Merck & Co., Inc. and Subsidiaries

December 31
($ in millions)                                              2001           2000
--------------------------------------------------------------------------------
Assets
--------------------------------------------------------------------------------
Current Assets
Cash and cash equivalents ...........................  $  2,144.0     $  2,536.8
Short-term investments ..............................     1,142.6        1,717.8
Accounts receivable .................................     5,215.4        5,262.4
Inventories .........................................     3,579.3        3,021.5
Prepaid expenses and taxes ..........................       880.3        1,059.4
--------------------------------------------------------------------------------
Total current assets ................................    12,961.6       13,597.9
--------------------------------------------------------------------------------
Investments .........................................     6,983.5        4,947.8
--------------------------------------------------------------------------------
Property, Plant and Equipment (at cost)
Land ................................................       315.2          311.6
Buildings ...........................................     6,653.9        5,514.2
Machinery, equipment and office furnishings .........     9,807.0        8,576.5
Construction in progress ............................     2,180.4        2,304.9
--------------------------------------------------------------------------------
                                                         18,956.5       16,707.2
Less allowance for depreciation .....................     5,853.1        5,225.1
--------------------------------------------------------------------------------
                                                         13,103.4       11,482.1
--------------------------------------------------------------------------------
Goodwill and Other Intangibles (net of
  accumulated amortization of $2,224.4
  million in 2001 and $1,850.7 million in 2000) .....     7,476.5        7,374.2
--------------------------------------------------------------------------------
Other Assets ........................................     3,481.7        2,752.9
--------------------------------------------------------------------------------
                                                       $ 44,006.7     $ 40,154.9
================================================================================
Liabilities and Stockholders' Equity
--------------------------------------------------------------------------------
Current Liabilities
Accounts payable and accrued liabilities ............  $  5,108.4     $  4,605.8
Loans payable and current portion of long-term
  debt ..............................................     4,066.7        3,319.3
Income taxes payable ................................     1,573.3        1,244.3
Dividends payable ...................................       795.8          784.7
--------------------------------------------------------------------------------
Total current liabilities ...........................    11,544.2        9,954.1
--------------------------------------------------------------------------------
Long-Term Debt ......................................     4,798.6        3,600.7
--------------------------------------------------------------------------------
Deferred Income Taxes and Noncurrent Liabilities ....     6,776.3        6,746.7
--------------------------------------------------------------------------------
Minority Interests ..................................     4,837.5        5,021.0
--------------------------------------------------------------------------------
Stockholders' Equity
Common stock, one cent par value
 Authorized - 5,400,000,000 shares
 Issued - 2,976,129,820 shares - 2001
        - 2,968,355,365 shares - 2000 ...............        29.8           29.7
Other paid-in capital ...............................     6,907.2        6,265.8
Retained earnings ...................................    31,489.6       27,363.9
Accumulated other comprehensive income ..............        10.6           30.8
--------------------------------------------------------------------------------
                                                         38,437.2       33,690.2
Less treasury stock, at cost
 703,400,499 shares - 2001
 660,756,186 shares - 2000 ..........................    22,387.1       18,857.8
--------------------------------------------------------------------------------
Total stockholders' equity ..........................    16,050.1       14,832.4
--------------------------------------------------------------------------------
                                                       $ 44,006.7     $ 40,154.9
================================================================================

The accompanying notes are an integral part of this consolidated financial statement.

                                         Merck & Co., Inc. 2001 Annual Report 25

Consolidated Statement of Cash Flows
--------------------------------------------------------------------------------
Merck & Co., Inc. and Subsidiaries


Years Ended December 31
($ in millions)                                      2001          2000           1999
--------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Income before taxes .......................    $ 10,402.6    $  9,824.1     $  8,619.5
Adjustments to reconcile income before
 taxes to cash provided from operations
 before taxes:
  Depreciation and amortization ...........       1,463.8       1,277.3        1,144.8
  Other ...................................        (359.5)       (222.8)        (496.6)
  Net changes in assets and liabilities:
   Accounts receivable ....................          (9.2)       (885.8)      (1,021.4)
   Inventories ............................        (557.5)       (210.1)        (223.0)
   Accounts payable and accrued
     liabilities ..........................         458.3         (37.7)         673.0
   Noncurrent liabilities .................        (261.9)        (94.3)        (150.9)
   Other ..................................         246.6         204.3           69.9
--------------------------------------------------------------------------------------
Cash Provided by Operating Activities
 Before Taxes .............................      11,383.2       9,855.0        8,615.3
Income Taxes Paid .........................      (2,303.3)     (2,167.7)      (2,484.6)
--------------------------------------------------------------------------------------
Net Cash Provided by Operating
  Activities ..............................       9,079.9       7,687.3        6,130.7
--------------------------------------------------------------------------------------
Cash Flows from Investing Activities
Capital expenditures ......................      (2,724.7)     (2,727.8)      (2,560.5)
Purchase of securities, subsidiaries
 and other investments ....................     (34,780.4)    (28,637.1)     (42,211.2)
Proceeds from sale of securities,
 subsidiaries and other investments .......      33,383.0      27,667.5       40,308.7
Proceeds from relinquishment of certain
 AstraZeneca product rights ...............             -          92.6        1,679.9
Other .....................................        (190.2)        (36.5)         (33.9)
--------------------------------------------------------------------------------------
Net Cash Used by Investing Activities .....      (4,312.3)     (3,641.3)      (2,817.0)
--------------------------------------------------------------------------------------
Cash Flows from Financing Activities
Net change in short-term borrowings .......         259.8         905.6        2,137.9
Proceeds from issuance of debt ............       1,694.4         442.1           11.6
Payments on debt ..........................         (11.0)       (443.2)         (17.5)
Proceeds from issuance of preferred units
 of subsidiary ............................             -       1,500.0              -
Purchase of treasury stock ................      (3,890.8)     (3,545.4)      (3,582.1)
Dividends paid to stockholders ............      (3,145.0)     (2,798.0)      (2,589.7)
Proceeds from exercise of stock options ...         300.6         640.7          322.9
Other .....................................        (279.2)       (149.2)        (152.5)
--------------------------------------------------------------------------------------
Net Cash Used by Financing Activities .....      (5,071.2)     (3,447.4)      (3,869.4)
--------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash
 and Cash Equivalents .....................         (89.2)        (83.7)         (28.6)
--------------------------------------------------------------------------------------
Net (Decrease) Increase in Cash and Cash
 Equivalents ..............................        (392.8)        514.9         (584.3)
--------------------------------------------------------------------------------------
Cash and Cash Equivalents at Beginning of
 Year .....................................       2,536.8       2,021.9        2,606.2
--------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year ..    $  2,144.0    $  2,536.8     $  2,021.9
======================================================================================

The accompanying notes are an integral part of this consolidated financial statement.

26  Merck & Co., Inc. 2001 Annual Report Financial Section

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

Revenue Recognition - Revenues from sales of Merck human health products are recognized upon shipment of product. Revenues generated by Merck-Medco's pharmaceutical benefit services, comprised principally of sales of prescription drugs, are recognized, net of certain rebates, upon dispensing of product. Specifically, revenues from plan member orders dispensed at Merck-Medco's mail service pharmacies are recognized when the product is shipped, while revenues from orders dispensed by retail network pharmacies are recognized when the prescription is filled. For the majority of the retail business, Merck-Medco assumes financial risk through having independent contractual arrangements to bill plan sponsors and pay the retail network pharmacy providers. In such cases, revenues are recognized based on the prescription drug price negotiated with the plan sponsor. When Merck-Medco acts solely as a liaison to reimburse retail pharmacies on the plan sponsor's behalf, no financial risk has been assumed, and therefore, revenues are recognized only for the amount of the administrative fee received from the plan sponsor.

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

Goodwill and Other Intangibles - Goodwill of $4.1 billion in 2001 and $3.8 billion in 2000 (net of accumulated amortization) represents the excess of acquisition costs over the fair value of net assets of businesses purchased and is amortized on a straight-line basis over periods up to 40 years. Under Statement No. 142, Goodwill and Other Intangible Assets (FAS 142), goodwill associated with acquisitions subsequent to June 30, 2001 is not amortized. (See
Note 3.) Effective January 1, 2002, goodwill existing at June 30, 2001 will no longer be amortized, but rather, evaluated for impairment on an annual basis using a fair value based test. Other acquired intangibles principally include customer relationships of $2.5 billion in 2001 and 2000 (net of accumulated amortization) that arose in connection with the acquisition of Medco Containment Services, Inc. (renamed Merck-Medco) and patent rights approximating $.6 billion in 2001 and $.7 billion in 2000 (net of accumulated amortization) acquired as part of the restructuring of Astra Merck Inc. (AMI). (See Note 4.) These acquired intangibles are recorded at cost and are amortized on a straight-line basis over their estimated useful lives of up to 40 years. The weighted average amortization period for other intangibles was 29 years at December 31, 2001 and 2000. The Company reviews other intangibles to assess recoverability from future operations using undiscounted cash flows derived from the lowest appropriate asset groupings, generally the subsidiary level. Impairments are recognized in operating results to the extent that carrying value exceeds fair value, which is determined based on the net present value of estimated future cash flows.

Stock-Based Compensation - Employee stock-based compensation is recognized using the intrinsic value method. For disclosure purposes, pro forma net income and earnings per share impacts are provided as if the fair value method had been applied.

Use of Estimates - The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States
(GAAP) and, accordingly, include amounts that are based on management's best estimates and judgments. Estimates are used in determining such items as provisions for rebates, returns and allowances, depreciable/amortizable lives, pension and other postretirement benefit plan assumptions, and amounts recorded for contingencies, environmental liabilities and other reserves. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates. The Company is not aware of reasonably likely

                                         Merck & Co., Inc. 2001 Annual Report 27
events or circumstances which would result in different amounts being reported that would have a material impact on results of operations or financial condition.

Reclassifications - Certain reclassifications have been made to prior year amounts to conform with current year presentation.

3.  Acquisition

On July 19, 2001, the Company completed its acquisition of Rosetta Inpharmatics, Inc. (Rosetta), a leading informational genomics company, in a tax-free reorganization. Rosetta has designed and developed several unique technologies to efficiently analyze gene data to predict how medical compounds will interact with different kinds of cells in the body, therefore allowing Merck scientists to more precisely select drug targets and potentially accelerate the development process. The acquisition was accounted for under the purchase method and, accordingly, Rosetta's results of operations have been included with the Company's since the acquisition date. Pro forma information is not provided as the transaction does not have material impact on the Company's results of operations or financial position.

   In accordance with the May 10, 2001 Agreement and Plan of Merger (the Agreement), each share of outstanding Rosetta stock was converted into .2352 shares of Merck stock, resulting in the issuance by the Company of approximately
7.7 million shares of common stock. The aggregate purchase price of the transaction approximated $633.7 million, including a $587.1 million common share value, $33.5 million representing employee stock options valued as of the Agreement date, and $13.1 million of estimated transaction fees. The preliminary allocation of the purchase price resulted in tangible assets of $188.5 million, consisting primarily of cash and short-term investments; other intangible assets of $44.1 million; liabilities assumed of $31.1 million, including deferred tax liabilities of $16.0 million associated with the other intangible assets; and goodwill totaling $432.2 million. Other intangibles, which have weighted average useful life approximating five years in aggregate and by major class, include $27.3 million of patent rights and $16.7 million of contractual agreements. In accordance with FAS 142, the goodwill associated with the Rosetta acquisition is not amortized.

4.  Joint Ventures

In 1982, Merck entered into an agreement with Astra AB (Astra) to develop and market Astra's products under a royalty-bearing license. In 1993, the Company's total sales of Astra products reached a level that triggered the first step in the establishment of a joint venture business carried on by AMI, in which Merck and Astra each owned a 50% share. This joint venture, formed in 1994, developed and marketed most of Astra's new prescription medicines in the United States including Prilosec, the first of a class of medications known as proton pump inhibitors, which slows the production of acid from the cells of the stomach lining.

     In 1998, Merck and Astra completed the restructuring of the ownership and operations of the joint venture whereby the Company acquired Astra's interest in AMI, renamed KBI Inc. (KBI), and contributed KBI's operating assets to a new U.S. limited partnership, Astra Pharmaceuticals L.P. (the Partnership), in exchange for a 1% limited partner interest. Astra contributed the net assets of its wholly owned subsidiary, Astra USA, Inc., to the Partnership in exchange for a 99% general partner interest. The Partnership, renamed AstraZeneca LP (AZLP) upon Astra's 1999 merger with Zeneca Group Plc (the AstraZeneca merger), became the exclusive distributor of the products for which KBI retained rights.

   While maintaining a 1% limited partner interest in AZLP, Merck has consent and protective rights intended to preserve its business and economic interests, including restrictions on the power of the general partner to make certain distributions or dispositions. Furthermore, in limited events of default, additional rights will be granted to the Company, including powers to direct the actions of, or remove and replace, the Partnership's chief executive officer and chief financial officer. Merck earns certain Partnership returns as well as ongoing revenue based on sales of current and future KBI products. The Partnership returns include a priority return provided for in the Partnership Agreement, variable returns based, in part, upon sales of certain former Astra USA, Inc. products, and a preferential return representing Merck's share of undistributed AZLP GAAP earnings. These returns, which are recorded as Equity income from affiliates, aggregated $642.8 million, $637.5 million and $633.6 million in 2001, 2000 and 1999, respectively. The AstraZeneca merger triggers a partial redemption of Merck's limited partnership interest in 2008. Upon this redemption, AZLP will distribute to KBI an amount based primarily on a multiple of Merck's annual revenue derived from sales of the former Astra USA, Inc. products for the three years prior to the redemption (the Limited Partner Share of Agreed Value).

   In conjunction with the 1998 restructuring, for a payment of $443.0 million, which was deferred, Astra purchased an option (the Asset Option) to buy Merck's interest in the KBI products, excluding the gastrointestinal medicines Prilosec and Nexium. The Asset Option is exercisable in 2010 at an exercise price equal to the net present value as of March 31, 2008 of projected future pretax revenue to be received by the Company from the KBI products (the Appraised Value). Merck also has the right to require Astra to purchase such interest in 2008 at the Appraised Value. In addition, the Company granted Astra an option to buy Merck's common stock interest in KBI at an exercise price based on the net present value of estimated future net sales of Prilosec and Nexium. This option is exercisable two years after Astra's purchase of Merck's interest in the KBI products.

   The 1999 AstraZeneca merger constituted a Trigger Event under the KBI restructuring agreements. As a result of the merger, Astra was required to make two one-time payments to Merck totaling approximately $1.8 billion. In exchange for Merck's relinquishment of rights to future Astra products with no existing or pending U.S. patents at the time of the merger, Astra paid $967.4 million (the Advance Payment), which is subject to a true-up calculation in 2008 that may require repayment of all or a portion of this amount. The True-Up Amount is directly dependent on the fair market value in 2008 of the Astra product rights retained by the Company. Accordingly, recognition of this contingent income has been deferred until the realizable amount, if any, is determinable, which is not anticipated prior to 2008. The Company was also entitled to receive a Lump Sum Payment in an amount that it estimated as $822.0 million. Astra paid $712.5 million of the Lump Sum

28  Merck & Co., Inc. 2001 Annual Report Financial Section

Payment in 1999 and disputed its obligation to pay the remainder. One-half of the expected payment reduced goodwill by $411.0 million, less 50% of a reserve relating to disputed proceeds. The balance was recorded in Other (income) expense, net. In 2000, arbitration over the disputed proceeds concluded and the Company received $87.2 million plus interest.

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

   In 1989, Merck formed a joint venture with Johnson & Johnson to develop and market a broad range of nonprescrip-tion medicines for U.S. consumers. This 50% owned venture was expanded into Europe in 1993, and into Canada in 1996. Sales of product marketed by the joint venture were $395.0 million for 2001, $429.1 million for 2000 and $451.4 million for 1999.

   In 1994, Merck and Pasteur Merieux Connaught (now Aventis Pasteur) established an equally owned joint venture to market vaccines in Europe and to collaborate in the development of combination vaccines for distribution in Europe. Joint venture vaccine sales were $499.6 million for 2001, $540.9 million for 2000 and $566.8 million for 1999.

   In 1997, Merck and Rhone-Poulenc (now Aventis) combined their animal health and poultry genetics businesses to form Merial Limited (Merial), a fully integrated animal health company, which is a stand-alone joint venture, equally owned by each party. Merial provides a comprehensive range of pharmaceuticals and vaccines to enhance the health, well-being and performance of a wide range of animal species. Merial sales were $1.7 billion for 2001, $1.6 billion for 2000 and $1.7 billion for 1999.

   In May 2000, the Company and Schering-Plough Corporation (Schering-Plough) entered into agreements to create separate partnerships to develop and market in the United States new prescription medicines in the cholesterol-management and respiratory therapeutic areas. These partnerships are pursuing the development and marketing of Zetia, an investigational cholesterol absorption inhibitor discovered by Schering-Plough, as a once-daily monotherapy and in co-administration with statins; Zetia as a once-daily combination tablet with Zocor; and a once-daily combination tablet of Singulair and Claritin, Schering-Plough's nonsedating antihistamine, for the treatment of allergic rhinitis and asthma. In December 2001, the Company and Schering-Plough announced the worldwide expansion (excluding Japan) of the cholesterol-management partnership.

5.  Affiliates Accounted for Using the Equity Method

Investments in affiliates accounted for using the equity method are included in Other assets and were $2.0 billion at December 31, 2001 and $1.7 billion at December 31, 2000. Dividends and distributions received from these affiliates were $572.2 million in 2001, $475.5 million in 2000 and $412.2 million in 1999.

6.  Financial Instruments

Effective January 1, 2001, the Company adopted the provisions of Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133), which establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at fair value and that changes in fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Upon adoption of FAS 133, the Company recorded a favorable cumulative effect of accounting change of $45.5 million after tax in Other comprehensive income
(loss), representing the mark to fair value of purchased local currency put options. (See Note 17.) The cumulative effect of accounting change recorded in Net income was not significant.

Foreign Currency Risk Management

A significant portion of the Company's cash flows are denominated in foreign currencies. Merck relies on sustained cash flows generated from foreign sources to support its long-term commitment to U.S. dollar-based research and development. To the extent the dollar value of cash flows is diminished as a result of a strengthening dollar, the Company's ability to fund research and other dollar-based strategic initiatives at a consistent level may be impaired. The Company has established revenue hedging and balance sheet risk management programs to protect against volatility of future foreign currency cash flows and changes in fair value caused by volatility in foreign exchange rates.

   The objective of the revenue hedging program is to reduce the potential for longer-term unfavorable changes in foreign exchange to decrease the U.S. dollar value of future cash flows derived from foreign currency denominated sales, primarily the euro and Japanese yen. To achieve this objective, the Company will partially hedge anticipated sales that are expected to occur over its planning cycle, typically no more than three years into the future. The Company will layer in hedges over time, increasing the portion of sales hedged as it gets closer to the expected date of the transaction. The portion of sales hedged is based on assessments of cost-benefit profiles that consider natural offsetting exposures, revenue and exchange rate volatilities and correlations, and the cost of hedging instruments. Merck manages its anticipated transaction exposure principally with purchased local currency put options which provide the Company with a right, but not an obligation, to sell foreign currencies in the future at a predetermined price. If the U.S. dollar strengthens relative to the currency of the hedged anticipated sales, total changes in the options' cash flows fully offset the decline in the expected future U.S. dollar cash flows of the hedged foreign currency sales. Conversely, if the U.S. dollar weakens, the options' value reduces to zero, but the Company benefits from the increase in the value of the anticipated foreign currency cash flows.

   During the first four months of 2001, changes in the options' intrinsic value were deferred in Accumulated other comprehensive income (AOCI) until recognition of the hedged anticipated revenue. Amounts associated with option time value, which was excluded from the designated hedge relationship and marked to fair value through earnings, were not significant. Effective May 2001, as permitted by FAS 133 implementation guidance finalized in June 2001, the designated hedge relationship is based on total changes in the options' cash flows. Accordingly, the entire

                                         Merck & Co., Inc. 2001 Annual Report 29
fair value change in the options is deferred in AOCI and reclassified into Sales when the hedged anticipated revenue is recognized. No hedge ineffectiveness is recorded. The fair values of purchased currency options are reported in Accounts receivable or Other assets.

   A primary objective of the balance sheet risk management program is to protect the U.S. dollar value of foreign currency denominated net monetary assets from the effects of volatility in foreign exchange that might occur prior to their conversion to U.S. dollars. Merck seeks to fully offset the effects of exchange on exposures denominated in developed country currencies, primarily the euro, Japanese yen and Canadian dollar, and will either partially offset or not offset at all exposures in developing countries where we consider the cost of derivative instruments to be uneconomic or when such instruments are unavailable at any cost. The Company will also minimize the effect of exchange on monetary assets and liabilities by managing operating activities and net asset positions at the local level. Merck principally utilizes forward exchange contracts which enable the Company to buy and sell foreign currencies in the future at fixed exchange rates and offset the consequences of changes in foreign exchange on the amount of U.S. dollar cash flows derived from the net assets. Prior to conversion to U.S. dollars, monetary assets and liabilities are remeasured at spot rates in effect on the balance sheet date. The effects of changes in spot rates are reported in Other (income) expense, net. The forward contracts, which are not designated as hedges, are marked to market through Other (income) expense, net. Fair value changes in the forward contracts offset the changes in the value of the remeasured assets and liabilities attributable to changes in foreign currency exchange rates, except to the extent of the spot-forward differences. These differences are not significant due to the short-term nature of the contracts, which typically have average maturities at inception of less than one year.

   The Company also uses forward contracts to hedge the changes in fair value of certain foreign currency denominated available-for-sale securities attributable to fluctuations in foreign currency exchange rates. Changes in the fair value of the hedged securities due to fluctuations in spot rates are offset in Other (income) expense, net, by the fair value changes in the forward contracts attributable to spot rate fluctuations. Hedge ineffectiveness was not material during 2001. Changes in the contracts' fair value due to spot-forward differences are excluded from the designated hedge relationship and recognized in Other (income) expense, net. These amounts were not significant for the year ended December 31, 2001.

   The fair values of forward exchange contracts are reported in Accounts receivable, Other assets, Accounts payable and accrued liabilities or Deferred income taxes and noncurrent liabilities.

Interest Rate Risk Management

The Company may use interest rate swap contracts on certain investing and borrowing transactions to manage its net exposure to interest rate changes and to reduce its overall cost of borrowing. The Company does not use leveraged swaps and, in general, does not leverage any of its investment activities that would put principal capital at risk.

     In July 2001, the Company entered into a five-year $500.0 million notional amount pay-floating, receive-fixed interest rate swap contract designated as a hedge of the fair value changes in $500.0 million of five-year fixed rate notes attributable to changes in the benchmark London Interbank Offered Rate (LIBOR) swap rate. In December 2001, the Company entered into a similar three-year swap contract designated as a fair value hedge of $500.0 million of three-year fixed rate notes. The swaps effectively convert fixed rate obligations to floating rate instruments. The fair value changes in the notes are fully offset in interest expense by the fair value changes in the swap contracts.

   The Company is also a party to a seven-year combined interest rate and currency swap contract entered into in 1997 which converts a variable rate foreign currency denominated investment to a variable rate U.S. dollar investment. In 2000, a portion of this contract was terminated in conjunction with the sale of a portion of the related asset with an immaterial impact on net income. The interest rate component of the swap is not designated as a hedge. The currency swap component is designated as a hedge of the changes in fair value of the investment attributable to exchange. Accordingly, changes in the fair value of the investment due to fluctuations in spot rates are offset in Other (income) expense, net, by fair value changes in the currency swap. Hedge ineffectiveness was not significant during 2001. In 2000, a similar five-year swap contract matured and the related asset was sold with an immaterial impact on net income.

   The fair values of these contracts are reported in Accounts receivable, Other assets, Accounts payable and accrued liabilities or Deferred income taxes and noncurrent liabilities.

Fair Value of Financial Instruments

Summarized below are the carrying values and fair values of the Company's financial instruments at December 31, 2001 and 2000. Fair values were estimated based on market prices, where available, or dealer quotes.

                                       2001                        2000
                              ----------------------      ----------------------
                              Carrying          Fair      Carrying          Fair
                                 Value         Value         Value         Value
--------------------------------------------------------------------------------
Assets
--------------------------------------------------------------------------------
Cash and cash
 equivalents ..............  $ 2,144.0     $ 2,144.0     $ 2,536.8     $ 2,536.8
Short-term investments ....    1,142.6       1,141.7       1,717.8       1,717.1
Long-term investments .....    6,983.5       6,983.4       4,947.8       4,945.6
Purchased currency
 options ..................       17.6          17.6          43.8         120.7
Forward exchange
 contracts and
 currency swap ............      195.4         195.4          99.3          99.3
Interest rate swaps .......       11.3          11.3             -             -
--------------------------------------------------------------------------------
Liabilities
--------------------------------------------------------------------------------
Loans payable and
 current portion of
 long-term debt ...........  $ 4,066.7     $ 4,070.5     $ 3,319.3     $ 3,320.4
Long-term debt ............    4,798.6       4,860.4       3,600.7       3,537.3
Forward exchange
 contracts ................       35.9          35.9          42.1         42.1
================================================================================

30  Merck & Co., Inc. 2001 Annual Report Financial Section

     A summary of the carrying values and fair values of the Company's investments at December 31 is as follows:

                                      2001                          2000
                             -----------------------       ---------------------
                             Carrying           Fair       Carrying         Fair
                                Value          Value          Value        Value
--------------------------------------------------------------------------------
Available-for-sale
   Debt securities ........  $7,308.9       $7,308.9       $5,476.9     $5,476.9
   Equity securities ......     630.6          630.6          773.8        773.8
Held-to-maturity
   securities .............     186.6          185.6          414.9        412.0
================================================================================

     A summary at December 31 of those gross unrealized gains and losses on the Company's available-for-sale investments, recorded net of tax and minority interests in AOCI, is as follows:

                                        2001                       2000
                                 -------------------        -------------------
                                   Gross Unrealized           Gross Unrealized
                                 -------------------        -------------------
                                  Gains       Losses        Gains        Losses
-------------------------------------------------------------------------------
Debt securities ................ $144.7       $(19.5)      $ 79.0        $(10.5)
Equity securities ..............   32.6        (79.3)       126.3         (83.4)
===============================================================================

     Available-for-sale debt securities and held-to-maturity securities maturing within one year totaled $1.0 billion and $163.9 million, respectively, at December 31, 2001. Of the remaining debt securities, $5.2 billion mature within five years.

     At December 31, 2001 and 2000, $575.0 million of held-to-maturity securities maturing within two years set off $575.0 million of 5.0% non-transferable note obligations due by 2003 issued by the Company.

Concentrations of Credit Risk

As part of its ongoing control procedures, the Company monitors concentrations of credit risk associated with corporate issuers of securities and financial institutions with which it conducts business. Credit risk is minimal as credit exposure limits are established to avoid a concentration with any single issuer or institution. The Company also monitors the credit-worthiness of its customers to which it grants credit terms in the normal course of business. Concentrations of credit risk associated with these trade receivables are considered minimal due to the Company's diverse customer base. Bad debts have been minimal. The Company does not normally require collateral or other security to support credit sales.

7. Inventories

Inventories at December 31 consisted of:

                                                              2001          2000
--------------------------------------------------------------------------------
Finished goods .......................................... $2,155.7      $1,762.8
Raw materials and work in process .......................  1,340.7       1,174.9
Supplies ................................................     82.9          83.8
--------------------------------------------------------------------------------
Total (approximates current cost) .......................  3,579.3       3,021.5
Reduction to LIFO cost ..................................        -             -
--------------------------------------------------------------------------------
                                                          $3,579.3      $3,021.5
================================================================================

     Inventories valued under the LIFO method comprised approximately 41% and 42% of inventories at December 31, 2001 and 2000, respectively.

8. Loans Payable and Long-Term Debt

Loans payable at December 31, 2001 and 2000 consisted primarily of $3.4 billion and $3.1 billion, respectively, of commercial paper borrowings. Loans payable at December 31, 2001 also included $500.0 million of notes with annual interest rate resets and a final maturity of ten years. On an annual basis, the notes will either be repurchased from the holders at the option of the remarketing agent and remarketed, or redeemed by the Company. Loans payable also reflected $113.0 million and $120.0 million of 5.8% notes at December 31, 2001 and 2000, respectively. These notes, due 2037, are subject to repayment at par at the option of the holders in May of each year. The remainder in both years was principally borrowings by foreign subsidiaries. The weighted average interest rate for these borrowings was 2.5% and 6.6% at December 31, 2001 and 2000, respectively.

     Long-term debt at December 31 consisted of:

                                                              2001          2000
--------------------------------------------------------------------------------
6.0% Astra note due 2008 ................................ $1,380.0      $1,380.0
5.3% notes due 2006 .....................................    507.9             -
4.1% notes due 2005 .....................................    501.4             -
6.8% euronotes due 2005 .................................    499.5         499.4
6.4% debentures due 2028 ................................    499.1         499.0
6.0% debentures due 2028 ................................    496.3         496.1
Variable rate borrowings due 2004 .......................    300.0         300.0
6.3% debentures due 2026 ................................    247.2         247.0
Other ...................................................    367.2         179.2
--------------------------------------------------------------------------------
                                                          $4,798.6      $3,600.7
================================================================================

     At December 31, 2001, the Company was a party to interest rate swap contracts which effectively convert the 5.3% and 4.1% fixed rate notes to floating rate instruments. (See Note 6.)

     Other at December 31, 2001 and 2000 consisted primarily of $332.6 million and $141.9 million of borrowings at variable rates averaging 1.6% and 5.7%, respectively. At December 31, 2001, $158.7 million and $106.0 million of these borrowings are subject to repayment at the option of the holders beginning in 2011 and 2010, respectively. In both years, Other also consisted of foreign borrowings at varying rates up to 9.0%.

     The aggregate maturities of long-term debt for each of the next five years are as follows: 2002, $12.2 million; 2003, $9.0 million; 2004, $307.5 million;
2005, $1.0 billion; 2006, $514.4 million.

                                         Merck & Co., Inc. 2001 Annual Report 31

9. Contingencies and Environmental Liabilities

The Company is involved in various claims and legal proceedings of a nature considered normal to its business, principally product liability and intellectual property cases. Additionally, the Company, along with numerous other defendants, is a party in several antitrust actions brought by retail pharmacies and consumers, alleging conspiracies in restraint of trade and challenging pricing and/or purchasing practices, one of which has been certified as a federal class action and a number of which have been certified as state class actions. In 1996, the Company and several other defendants finalized an agreement to settle the federal class action alleging conspiracy, which represents the single largest group of retail pharmacy claims. Since that time, the Company has entered into other settlements on satisfactory terms. In October 2001, the Judicial Panel on Multi-District Litigation (Panel) determined that consolidated pretrial proceedings in federal district court in Chicago were substantially completed. The Panel ordered that all of the federal antitrust conspiracy cases, several of which have not been settled by the Company, be returned to the federal district courts in which each case was originally filed. The cases have now been returned to those courts for further proceedings. The Company has not engaged in any conspiracy, and no admission of wrongdoing was made nor was included in any settlement agreements. While it is not feasible to predict or determine the final outcome of the remaining proceedings, management does not believe that they should result in a materially adverse effect on the Company's financial position, results of operations or liquidity.

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

     In management's opinion, the liabilities for all environmental matters which are probable and reasonably estimable have been accrued and totaled $217.8 million and $250.0 million at December 31, 2001 and 2000, respectively. These liabilities are undiscounted, do not consider potential recoveries from insurers or other parties and will be paid out over the periods of remediation for the applicable sites, which are expected to occur primarily over the next 15 years. Although it is not possible to predict with certainty the outcome of these matters, or the ultimate costs of remediation, management does not believe that any reasonably possible expenditures that may be incurred in excess of the liabilities accrued should exceed $120.0 million in the aggregate. Management also does not believe that these expenditures should result in a materially adverse effect on the Company's financial position, results of operations, liquidity or capital resources for any year.

10. Preferred Stock of Subsidiary Companies

In March 2000, a wholly-owned subsidiary of the Company issued $1.5 billion par value of variable rate preferred units. The units are redeemable at par value plus accrued dividends at the option of the issuer at any time. They are also redeemable at the option of the holders in March 2010, and at the end of each five-year interval thereafter. In addition, certain provisions could lead the Company's subsidiary to decide to redeem the preferred units if the credit ratings on the Company's unsecured senior debt obligations fall below specified levels, the likelihood of which the Company believes is remote. Because the preferred securities are held at the subsidiary level, they are included in Minority interests in the consolidated financial statements.

     In connection with the 1998 restructuring of AMI (see Note 4), the Company assumed a $2.4 billion par value preferred stock obligation with a dividend rate of 5% per annum which is carried by KBI and included in Minority interests. While a small portion of the preferred stock carried by KBI is convertible into KBI common shares, none of the preferred securities are convertible into the Company's common shares and, therefore, they are not included as common shares issuable for purposes of computing Earnings per common share assuming dilution. (See Note 16.)

32 Merck & Co., Inc. 2001 Annual Report Financial Section

11. Stockholders' Equity

Other paid-in capital increased by $641.4 million, $345.3 million and $306.0 million in 2001, 2000 and 1999, respectively. The increase in 2001 includes $615.3 million resulting from shares issued and equivalent employee stock options assumed in connection with the Rosetta acquisition. (See Note 3.) The remaining increases primarily reflect the impact of shares issued upon exercise of stock options and related income tax benefits.

     A summary of treasury stock transactions (shares in millions) is as follows:

                           2001                    2000                   1999
                    -------------------     ------------------     ------------------
                    Shares         Cost     Shares        Cost     Shares        Cost
-------------------------------------------------------------------------------------
Balance, Jan. 1 ...  660.8    $18,857.8      638.9   $16,164.6      607.4   $13,007.8
Purchases .........   54.5      3,890.8       52.5     3,545.4       50.0     3,582.1
Issuances/(1)/ ....  (11.9)      (361.5)     (30.6)     (852.2)     (18.5)     (425.3)
-------------------------------------------------------------------------------------
Balance, Dec. 31 ..  703.4    $22,387.1      660.8   $18,857.8      638.9   $16,164.6
=====================================================================================
/(1)/Issued primarily under stock option plans.

     At December 31, 2001 and 2000, 10 million shares of preferred stock, without par value, were authorized; none were issued.

12. Stock Option Plans

The Company has stock option plans under which employees, non-employee directors and employees of certain of the Company's equity method investees may be granted options to purchase shares of Company common stock at the fair market value at the time of the grant. Options generally vest in 5 years and expire in 10 years from the date of grant. The Company's stock option plan for employees also provides for the granting of performance-based stock awards. In connection with Merck's acquisitions of SIBIA Neurosciences, Inc. and Rosetta in 1999 and 2001, respectively, and Merck-Medco's 2000 acquisition of ProVantage Health Services, Inc., stock options outstanding on the acquisition dates were converted into options to purchase shares of Company common stock with equivalent value.

     Summarized information relative to the Company's stock option plans (shares in thousands) is as follows:

                                                            Number       Average
                                                         of Shares    Price/(1)/
--------------------------------------------------------------------------------
Outstanding at December 31, 1998 ......................  172,340.7        $34.20
Granted ...............................................   28,929.5         80.04
Exercised .............................................  (18,367.7)        17.59
Forfeited .............................................   (4,363.7)        51.08
Equivalent options assumed ............................      153.8         40.55
--------------------------------------------------------------------------------
Outstanding at December 31, 1999 ......................  178,692.6         42.92
Granted ...............................................   32,947.5         66.97
Exercised .............................................  (30,638.4)        20.91
Forfeited .............................................   (4,774.7)        61.80
Equivalent options assumed ............................      149.7         78.94
--------------------------------------------------------------------------------
Outstanding at December 31, 2000 ......................  176,376.7         50.75
Granted ...............................................   36,767.6         79.12
Exercised .............................................  (11,604.4)        25.90
Forfeited .............................................   (5,021.0)        68.78
Equivalent options assumed ............................      681.8         30.78
--------------------------------------------------------------------------------
Outstanding at December 31, 2001 ......................  197,200.7        $56.98
================================================================================
/(1)/Weighted average exercise price.

     The number of shares and average price of options exercisable at December 31, 2001, 2000 and 1999 were 55.1 million shares at $27.09, 42.5 million shares at $21.56 and 51.3 million shares at $19.14, respectively. At December 31, 2001 and 2000, 87.6 million shares and 28.9 million shares, respectively, were available for future grants under the terms of these plans.

     The Company accounts for stock-based compensation using the intrinsic value method. Accordingly, no compensation expense is recognized for its stock-based compensation plans other than for its employee performance-based awards and options granted to employees of certain equity method investees, the total of which is not significant. Had the fair value method of accounting, which requires recognition of compensation cost ratably over the vesting period of the underlying equity instruments, been applied to all of the Company's stock option plans, Net income would have been reduced by $401.1 million, or $.17 per share in 2001, $359.8 million, or $.15 per share in 2000 and $288.9 million, or $.12 per share in 1999. The average fair value of employee and non-employee director options granted during 2001, 2000 and 1999 was $25.42, $23.28 and $24.75, respectively. This fair value was estimated using the Black-Scholes option-pricing model based on the weighted average market price at grant date of $79.10 in 2001, $66.81 in 2000 and $80.04 in 1999 and the following weighted average assumptions:

Years Ended December 31                         2001          2000          1999
--------------------------------------------------------------------------------
Dividend yield ................................ 1.7%          1.8%          1.4%
Risk-free interest rate ....................... 4.8%          6.5%          5.1%
Volatility ....................................  29%           28%           24%
Expected life (years) .........................  6.7           6.6           6.7
================================================================================

     Summarized information about stock options outstanding and exercisable at December 31, 2001 (shares in thousands) is as follows:

                           Outstanding                          Exercisable
 Exercise      ------------------------------------      -----------------------
    Price         Number     Average        Average         Number       Average
    Range      of Shares    Life/(1)/    Price/(2)/      of Shares    Price/(2)/
--------------------------------------------------------------------------------
Under $15        4,660.8         6.02        $12.92        4,660.8        $12.92
$15 to 25       26,853.5         2.54         18.78       26,754.8         18.77
$25 to 40       18,919.8         4.15         32.71       18,554.8         32.69
$40 to 50       23,577.6         5.10         48.60        1,007.5         46.25
$50 to 65       30,412.8         5.95         62.53        1,904.2         57.15
$65 to 80       65,743.9         8.32         72.93        1,924.5         72.80
 Over $80       27,032.3         7.03         81.76          313.3         91.67
--------------------------------------------------------------------------------
               197,200.7                                  55,119.9
================================================================================
/(1)/Weighted average contractual life remaining in years.
/(2)/Weighted average exercise price.

                                         Merck & Co., Inc. 2001 Annual Report 33

13. Pension and Other Postretirement Benefit Plans

The net cost for the Company's pension plans consisted of the following components:


Years Ended December 31                              2001        2000       1999
--------------------------------------------------------------------------------
Service cost .................................    $ 190.4     $ 171.2    $ 159.4
Interest cost ................................      217.4       199.7      179.0
Expected return on plan assets ...............     (287.9)     (266.6)    (229.4)
Net amortization .............................       27.9        11.5       27.0
--------------------------------------------------------------------------------
Net pension cost .............................    $ 147.8     $ 115.8    $ 136.0
================================================================================

   The net pension cost attributable to international plans included in the above table was $67.3 million in 2001, $73.3 million in 2000 and $66.9 million in 1999.

   The net cost of postretirement benefits other than pensions consisted of the following components:


Years Ended December 31                              2001       2000        1999
--------------------------------------------------------------------------------
Service cost .................................     $ 52.7     $ 36.5      $ 39.4
Interest cost ................................       77.4       62.0        58.8
Expected return on plan assets ...............      (84.6)     (94.5)      (73.2)
Net amortization .............................      (11.4)     (29.5)      (18.7)
--------------------------------------------------------------------------------
Net postretirement benefit cost ..............     $ 34.1     $(25.5)     $  6.3
================================================================================

   The cost of health care and life insurance benefits for active employees was $307.2 million in 2001, $263.0 million in 2000 and $212.7 million in 1999.

   Summarized information about the changes in plan assets and benefit obligation is as follows:

                                                                    Other
                                                               Postretirement
                                   Pension Benefits               Benefits
                               -----------------------      --------------------
                                    2001          2000         2001        2000
--------------------------------------------------------------------------------
Fair value of plan assets
   at January 1 ............   $ 3,121.3     $ 3,368.9      $ 861.3     $ 948.6
Actual return on
   plan assets .............      (258.1)       (195.8)       (56.5)      (80.8)
Company contributions ......       250.2         169.0            -           -
Benefits paid from
   plan assets .............      (255.0)       (228.3)        (7.9)       (6.5)
Other ......................         6.1           7.5            -           -
--------------------------------------------------------------------------------
Fair value of plan assets
   at December 31 ..........   $ 2,864.5     $ 3,121.3      $ 796.9     $ 861.3
================================================================================
Benefit obligation
   at January 1 ............   $ 3,166.8     $ 2,820.9      $ 909.8     $ 818.6
Service cost ...............       190.4         171.2         52.7        36.5
Interest cost ..............       217.4         199.7         77.4        62.0
Actuarial losses (gains) ...       283.0         220.5        177.1        36.4
Benefits paid ..............      (272.5)       (252.0)       (50.9)      (43.7)
Plan amendments ............        26.6          13.4        (11.5)          -
Other ......................         0.1          (6.9)           -           -
--------------------------------------------------------------------------------
Benefit obligation
   at December 31 ..........   $ 3,611.8     $ 3,166.8    $ 1,154.6     $ 909.8
================================================================================

   The fair value of international pension plan assets included in the preceding table was $879.7 million in 2001 and $959.0 million in 2000. The pension benefit obligation of international plans included in this table was $1.2 billion in 2001 and $1.1 billion in 2000.

   A reconciliation of the plans' funded status to the net asset (liability) recognized at December 31 is as follows:


                                                                     Other
                                                                 Postretirement
                                  Pension Benefits                 Benefits
                               ----------------------     ----------------------
                                    2001         2000          2001         2000
--------------------------------------------------------------------------------
Plan assets less than
   benefit obligation .......  $  (747.3)     $ (45.5)    $  (357.7)     $ (48.5)
Unrecognized net
   loss (gain) ..............    1,331.2        538.3         215.6       (101.3)
Unrecognized plan
   changes ..................       84.4         72.9        (100.7)      (102.2)
Unrecognized transitional
   net asset ................       (6.3)       (15.8)            -            -
--------------------------------------------------------------------------------
Net asset (liability) .......  $   662.0      $ 549.9     $  (242.8)     $(252.0)
--------------------------------------------------------------------------------
Recognized as:
   Other assets .............  $   853.2      $ 713.1     $       -      $     -
   Accounts payable and
     accrued liabilities ....      (17.1)        (2.8)        (24.9)       (24.8)
   Deferred income taxes and
     noncurrent
     liabilities ............     (412.2)      (280.4)       (217.9)      (227.2)
   Accumulated other
     comprehensive loss .....      238.1        120.0             -            -
================================================================================

   For pension plans with benefit obligations in excess of plan assets at December 31, 2001 and 2000, the fair value of plan assets was $2.3 billion and $721.1 million, respectively, and the benefit obligation was $3.1 billion and $1.2 billion, respectively. For those plans with accumulated benefit obligations in excess of plan assets at December 31, 2001 and 2000, the fair value of plan assets was $387.7 million and $336.2 million, respectively, and the accumulated benefit obligation was $697.6 million and $537.4 million, respectively.

34 Merck & Co., Inc. 2001 Annual Report Financial Section

   Assumptions used in determining U.S. plan information are as follows:

                                                      Pension and Other
                                                   Postretirement Benefits
                                              ----------------------------------
   December 31                                  2001          2000         1999
--------------------------------------------------------------------------------
Discount rate ..............................    7.25%         7.50%        7.75%
Expected rate of return
  on plan assets ...........................    10.0          10.0         10.0
Salary growth rate .........................     4.5           4.5          4.5
================================================================================

   For the three years presented, international pension plan assumptions ranged from 2.0% to 8.0% for the discount rate, 5.5% to 9.0% for the expected rate of return on plan assets and 2.0% to 5.0% for the salary growth rate.

   Unrecognized net loss (gain) amounts, which reflect experience differentials, primarily relating to differences between expected and actual returns on plan assets as well as the effects of changes in actuarial assumptions, are amortized over the average remaining service period of employees.

   The health care cost trend rate for other postretirement benefit plans was 9.0% at December 31, 2001. The rate is expected to decline to 5.0% over a 7-year period. A one percentage point change in the health care cost trend rate would have had the following effects:

                                                          One Percentage Point
                                                         -----------------------
                                                         Increase       Decrease
--------------------------------------------------------------------------------
Effect on total service and interest cost
   components .........................................    $ 26.0      $  (21.4)
Effect on benefit obligation ..........................     186.8        (160.4)
================================================================================

14. Other (Income) Expense, Net

Years Ended December 31                       2001           2000          1999
--------------------------------------------------------------------------------
Interest income ......................    $ (490.1)      $ (470.6)     $ (364.7)
Interest expense .....................       464.7          484.4         316.9
Exchange gains .......................        (3.5)         (34.4)        (27.2)
Minority interests ...................       290.6          308.7         222.3
Amortization of goodwill
   and other intangibles .............       330.1          319.1         317.4
Other, net ...........................      (250.1)        (258.2)       (410.6)
--------------------------------------------------------------------------------
                                          $  341.7       $  349.0      $   54.1
================================================================================

   Minority interests include third parties' share of exchange gains and losses arising from translation of the financial statements into U.S. dollars. The increase in minority interests in 2000 primarily reflects dividends on preferred units of a subsidiary issued in March 2000. (See Note 10.)

   In 1999, Other, net, includes $411.0 million of income associated with the Lump Sum Payment from Astra, partially offset by a reserve relating to disputed proceeds (see Note 4) and $110.0 million of charges primarily for endowment of both The Merck Company Foundation and The Merck Genome Research Institute. Other, net, also includes $77.9 million of income resulting from the reversal of a restructuring reserve established in 1995 for the anticipated 1999 closure of a manufacturing facility.

   Interest paid was $467.3 million in 2001, $450.5 million in 2000 and $276.8 million in 1999.

15. Taxes on Income

A reconciliation between the Company's effective tax rate and the U.S. statutory rate is as follows:

                                                            Tax Rate
                                     2001      ---------------------------------
                                    Amount       2001         2000          1999
--------------------------------------------------------------------------------
U.S. statutory rate applied
   to pretax income ...........  $ 3,640.9       35.0%        35.0%        35.0%
Differential arising from:
   Foreign earnings ...........     (526.9)      (5.1)        (4.7)        (3.3)
   Tax exemption for
     Puerto Rico operations ...      (93.8)      (0.9)        (1.1)        (1.5)
   State taxes ................      229.1        2.2          1.7          1.8
   Other ......................     (128.5)      (1.2)         (.3)         (.3)
--------------------------------------------------------------------------------
                                 $ 3,120.8       30.0%        30.6%        31.7%
================================================================================

   The higher effective tax rate in 1999 versus 2000 and 2001 primarily reflects the nondeductibility of the goodwill write-off recorded in 1999 resulting from the AstraZeneca merger.

   Domestic companies contributed approximately 52% in 2001, 54% in 2000 and 65% in 1999 to consolidated pretax income.

   Taxes on income consisted of:


Years Ended December 31                        2001          2000           1999
--------------------------------------------------------------------------------
Current provision
   Federal ...........................    $ 1,692.4     $ 2,239.0      $ 2,674.9
   Foreign ...........................        635.7         591.0          439.9
   State .............................        326.8         266.7          297.1
--------------------------------------------------------------------------------
                                            2,654.9       3,096.7        3,411.9
--------------------------------------------------------------------------------
Deferred provision
   Federal ...........................        332.3         (64.4)        (718.9)
   Foreign ...........................         57.9         (34.9)          21.9
   State .............................         75.7           5.0           14.1
--------------------------------------------------------------------------------
                                              465.9         (94.3)        (682.9)
--------------------------------------------------------------------------------
                                          $ 3,120.8     $ 3,002.4      $ 2,729.0
================================================================================

                                         Merck & Co., Inc. 2001 Annual Report 35

Deferred income taxes at December 31 consisted of:

                                           2001                     2000
                                  ---------------------    ---------------------
                                   Assets   Liabilities     Assets  Liabilities
--------------------------------------------------------------------------------
Other intangibles ...........    $  133.0      $1,248.7  $   158.1    $ 1,303.7
Inventory related ...........       594.1         300.9      716.0        209.1
Accelerated
   depreciation .............           -         905.4          -        700.9
Advance payment .............       338.6             -      338.6            -
Equity investments ..........        57.8         408.0       57.8        311.5
Pensions and OPEB ...........       165.0         240.4      146.6        221.5
Compensation related ........       138.1             -      140.7            -
Environmental related .......        85.3             -       97.7            -
Other .......................     1,256.0         509.0    1,146.8        507.0
--------------------------------------------------------------------------------
Subtotal ....................     2,767.9       3,612.4    2,802.3      3,253.7
Valuation allowance .........        (2.1)            -       (1.3)           -
--------------------------------------------------------------------------------
Total deferred taxes ........    $2,765.8      $3,612.4  $ 2,801.0    $ 3,253.7
--------------------------------------------------------------------------------
Net deferred tax
   liabilities ..............                  $  846.6               $   452.7
--------------------------------------------------------------------------------
Recognized as:
   Prepaid expenses
     and taxes ..............                  $ (613.7)              $  (812.5)
   Other assets .............                     (65.2)                   (9.8)
   Income taxes payable .....                      12.9                    30.0
   Deferred income
     taxes and noncurrent
     liabilities ............                   1,512.6                 1,245.0
================================================================================

   Income taxes paid in 2001, 2000 and 1999 were $2.3 billion, $2.2 billion and $2.5 billion, respectively. The higher amount in 1999 primarily reflects taxes paid on two one-time payments from Astra. Stock option exercises reduced income taxes paid in 2001, 2000 and 1999 by $153.0 million, $537.5 million and $423.1 million, respectively.

   At December 31, 2001, foreign earnings of $12.4 billion and domestic earnings of $880.9 million have been retained indefinitely by subsidiary companies for reinvestment. No provision is made for income taxes that would be payable upon the distribution of such earnings, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability. These earnings include income from manufacturing operations in Ireland, which were tax-exempt through 1990 and are taxed at 10% thereafter. In addition, the Company has domestic subsidiaries operating in Puerto Rico under a tax incentive grant that expires in 2008.

   The Company's federal income tax returns have been audited through 1992.

16. Earnings per Share

The weighted average common shares used in the computations of basic earnings per common share and earnings per common share assuming dilution (shares in millions) are as follows:

Years Ended December 31                          2001          2000         1999
--------------------------------------------------------------------------------
Average common shares
   outstanding ............................   2,288.3       2,306.9      2,349.0
Common shares issuable/(1)/ ...............      34.0          46.3         55.6
--------------------------------------------------------------------------------
Average common shares
   outstanding assuming dilution ..........   2,322.3       2,353.2      2,404.6
================================================================================
/(1)/ Issuable primarily under stock option plans.

17. Comprehensive Income

Upon the adoption of FAS 133 on January 1, 2001, the Company recorded a favorable cumulative effect of accounting change of $45.5 million in Other comprehensive income (loss). This amount represented the mark to fair value of purchased local currency put options maturing throughout 2001 which hedged anticipated foreign currency denominated sales over that same period. At December 31, 2001, $7.3 million of deferred gain is associated with options maturing in the next 12 months which hedge anticipated foreign currency denominated sales over that same period.

   The components of Other comprehensive income (loss) are as follows:


                                                                           After
                                         Pretax/(1)/            Tax          Tax
--------------------------------------------------------------------------------
Year Ended December 31, 2001
--------------------------------------------------------------------------------
Cumulative effect of
   accounting change ...................   $    76.9       $ (31.4)      $  45.5
Net unrealized gain on
   derivatives .........................        49.7         (20.3)         29.4
Net income realization .................      (114.3)         46.7         (67.6)
--------------------------------------------------------------------------------
Derivatives ............................        12.3          (5.0)          7.3
--------------------------------------------------------------------------------
Net unrealized gain on
   investments .........................        44.7          35.3          80.0
Net income realization .................       (73.7)          4.8         (68.9)
--------------------------------------------------------------------------------
Investments ............................       (29.0)         40.1          11.1
--------------------------------------------------------------------------------
Minimum pension liability ..............       (87.1)         48.5         (38.6)
--------------------------------------------------------------------------------
                                           $  (103.8)      $  83.6       $ (20.2)
--------------------------------------------------------------------------------
Year Ended December 31, 2000
--------------------------------------------------------------------------------
Net unrealized gain on
   investments .........................   $      .7       $  28.5       $  29.2
Net income realization .................        (1.4)         (3.5)         (4.9)
--------------------------------------------------------------------------------
Investments ............................         (.7)         25.0          24.3
Minimum pension liability ..............         5.3          (6.9)         (1.6)
--------------------------------------------------------------------------------
                                           $     4.6       $  18.1       $  22.7
--------------------------------------------------------------------------------
Year Ended December 31, 1999
--------------------------------------------------------------------------------
Net unrealized gain on
   investments .........................   $    91.0       $ (64.9)      $  26.1
Net income realization .................        (6.7)          6.2           (.5)
--------------------------------------------------------------------------------
Investments ............................        84.3         (58.7)         25.6
Minimum pension liability ..............         9.7          (5.9)          3.8
--------------------------------------------------------------------------------
                                           $    94.0       $ (64.6)      $  29.4
================================================================================

/(1)/ Net of applicable minority interest.


     The components of Accumulated other comprehensive income are as follows:


December 31                                                   2001          2000
--------------------------------------------------------------------------------
Net unrealized gain
   on derivatives .....................................     $  7.3        $    -
Net unrealized gain
   on investments .....................................       83.3          72.2
Minimum pension liability .............................      (80.0)        (41.4)
--------------------------------------------------------------------------------
                                                            $ 10.6        $ 30.8
================================================================================

36 Merck & Co., Inc. 2001 Annual Report Financial Section

18. Segment Reporting

The Company's operations are principally managed on a products and services basis and are comprised of two reportable segments: Merck Pharmaceutical, which includes products marketed either directly or through joint ventures, and Merck-Medco. Merck Pharmaceutical products consist of therapeutic and preventive agents, sold by prescription, for the treatment of human disorders. Merck-Medco revenues are derived from the filling and management of prescriptions and health management programs. All Other includes non-reportable human and animal health segments. Revenues and profits for these segments are as follows:

                                     Merck
                                    Pharm-       Merck-         All
                                 aceutical        Medco       Other        Total
--------------------------------------------------------------------------------
Year Ended December 31, 2001
--------------------------------------------------------------------------------
Segment revenues ............   $ 19,731.5   $ 29,693.4   $ 1,265.9   $ 50,690.8
Segment profits .............     12,199.9        731.4       977.5     13,908.8
Included in segment
   profits:
     Equity income (loss)
        from affiliates .....        203.2         (3.0)      190.7        390.9
     Depreciation and
        amortization ........       (165.6)      (141.6)       (5.2)      (312.4)
--------------------------------------------------------------------------------
Year Ended December 31, 2000
--------------------------------------------------------------------------------
Segment revenues ............   $ 18,577.3   $ 23,319.6   $ 1,211.6   $ 43,108.5
Segment profits .............     11,563.6        683.0       924.8     13,171.4
Included in segment
   profits:
     Equity income (loss)
        from affiliates .....        307.1            -       188.4        495.5
     Depreciation and
        amortization ........       (140.1)      (107.1)       (4.5)      (251.7)
--------------------------------------------------------------------------------
Year Ended December 31, 1999
--------------------------------------------------------------------------------
Segment revenues ............   $ 15,998.4   $ 18,109.0   $ 1,109.9   $ 35,217.3
Segment profits .............     10,238.5        578.3       819.8     11,636.6
Included in segment
   profits:
     Equity income (loss)
        from affiliates .....        312.0            -       169.4        481.4
     Depreciation and
        amortization ........       (113.6)       (84.8)       (4.4)      (202.8)
================================================================================

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

   A reconciliation of total segment revenues to consolidated sales is as follows:


Years Ended December 31                    2001            2000             1999
--------------------------------------------------------------------------------
Segment revenues ................    $ 50,690.8      $ 43,108.5       $ 35,217.3
Other revenues ..................         349.6           434.0            373.4
Adjustments .....................      (3,324.7)       (3,179.3)        (2,876.7)
--------------------------------------------------------------------------------
                                     $ 47,715.7      $ 40,363.2       $ 32,714.0
================================================================================

   Other revenues are primarily comprised of miscellaneous corporate revenues, sales related to divested products or businesses and other supply sales. Adjustments represent the elimination of receipts reported as revenues in the internal management system which are not reportable as revenues under GAAP.

   Consolidated sales included $39.9 billion, $33.0 billion and $25.7 billion of revenues derived from the United States and $7.8 billion, $7.4 billion and $7.0 billion of revenues derived from foreign operations in 2001, 2000 and 1999, respectively.

   A reconciliation of total segment profits to consolidated income before taxes is as follows:


Years Ended December 31                         2001          2000          1999
--------------------------------------------------------------------------------
Segment profits ....................      $ 13,908.8    $ 13,171.4    $ 11,636.6
Other profits ......................           267.7         339.1         218.9
Adjustments ........................           395.3         545.5         252.1
Unallocated:
   Interest income .................           490.1         470.6         364.7
   Interest expense ................          (464.7)       (484.4)       (316.9)
   Equity income (loss)
     from affiliates ...............           295.0         269.4         280.6
   Depreciation and
     amortization ..................        (1,151.4)     (1,025.6)       (942.0)
   Research and
     development ...................        (2,456.4)     (2,343.8)     (2,068.3)
   Other expenses, net .............          (881.8)     (1,118.1)       (806.2)
--------------------------------------------------------------------------------
                                          $ 10,402.6    $  9,824.1    $  8,619.5
================================================================================

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

   Net property, plant and equipment included $9.9 billion, $8.8 billion and $7.4 billion of assets located in the United States and $3.2 billion, $2.7 billion and $2.3 billion of assets located outside the United States in 2001, 2000 and 1999, respectively. The Company does not disaggregate assets on a products and services basis for internal management reporting and, therefore, such information is not presented.

   In January 2002, the Company announced plans to establish Merck-Medco as a separate, publicly-traded company. The Company plans an initial public offering of a portion of the new company by mid-2002, subject to market conditions. Alternatives for the distribution of the remaining shares in the new company are under evaluation. The full separation of Merck-Medco should be completed within 12 months of the initial public offering, subject to receipt of an Internal Revenue Service ruling that such an event would be tax-free to shareholders and to other customary conditions.

                                         Merck & Co., Inc. 2001 Annual Report 37

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

   The recommendations of the internal auditors and independent public accountants are reviewed by management. Control procedures have been implemented or revised as appropriate to respond to these recommendations. No material control weaknesses have been brought to the attention of management. In management's opinion, for the year ended December 31, 2001, the internal control system was strong and accomplished the objectives discussed herein.

/s/ Raymond V. Gilmartin          /s/ Judy C. Lewent

Raymond V. Gilmartin              Judy C. Lewent
Chairman, President and           Executive Vice President and
Chief Executive Officer           Chief Financial Officer

Report of Independent Public Accountants
--------------------------------------------------------------------------------

To the Stockholders and
Board of Directors of Merck & Co., Inc.:

We have audited the accompanying consolidated balance sheet of Merck & Co., Inc. (a New Jersey corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, retained earnings, comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merck & Co., Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                              /s/ Arthur Andersen LLP

New York, New York                            ARTHUR ANDERSEN LLP
January 22, 2002

38 Merck & Co., Inc. 2001 Annual Report Financial Section

Audit Committee's Report
--------------------------------------------------------------------------------

The Audit Committee of the Board of Directors, comprised of four outside directors, held three meetings during 2001.

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

Heidi G. Miller                 William B. Harrison, Jr.
Chairperson                     Thomas E. Shenk
                                Samuel O. Thier


Compensation and Benefits Committee's Report
--------------------------------------------------------------------------------

The Compensation and Benefits Committee, comprised of four outside directors, held three meetings during 2001.

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

Lawrence A. Bossidy                William G. Bowen
Chairperson                        Johnnetta B. Cole
                                   William N. Kelley

                                         Merck & Co., Inc. 2001 Annual Report 39

--------------------------------------------------------------------------------
Selected Financial Data/(1)/


Merck & Co., Inc. and Subsidiaries

($ in millions except
per share amounts)               2001      2000       1999       1998       1997        1996       1995       1994
------------------------------------------------------------------------------------------------------------------
Results for Year:
Sales ....................  $47,715.7 $40,363.2  $32,714.0 $ 26,898.2 $ 23,636.9  $ 19,828.7 $ 16,681.1 $ 14,969.8
Materials and production
  costs ..................   28,976.5  22,443.5   17,534.2   13,925.4   11,790.3     9,319.2    7,456.3    5,962.7
Marketing and
administrative
    expenses .............    6,224.4   6,167.7    5,199.9    4,511.4    4,299.2     3,841.3    3,297.8    3,177.5
Research and development
    expenses .............    2,456.4   2,343.8    2,068.3    1,821.1    1,683.7     1,487.3    1,331.4    1,230.6
Acquired research ........         --        --         --    1,039.5         --          --         --         --
Equity (income) loss
    from affiliates ......     (685.9)   (764.9)    (762.0)    (884.3)    (727.9)     (600.7)    (346.3)     (56.6)
Gains on sales of
businesses ...............         --        --         --   (2,147.7)    (213.4)         --     (682.9)        --
Restructuring charge .....         --        --         --         --         --          --         --         --
Other (income) expense,
  net ....................      341.7     349.0       54.1      499.7      342.7       240.8      827.6      240.4
Income before taxes ......   10,402.6   9,824.1    8,619.5    8,133.1    6,462.3     5,540.8    4,797.2    4,415.2
Taxes on income ..........    3,120.8   3,002.4    2,729.0    2,884.9    1,848.2     1,659.5    1,462.0    1,418.2
Net income ...............    7,281.8   6,821.7    5,890.5    5,248.2    4,614.1     3,881.3    3,335.2    2,997.0
Basic earnings per
    common share .........     $ 3.18    $ 2.96     $ 2.51      $2.21      $1.92       $1.60      $1.35      $1.19
Earnings per common share
    assuming dilution ....     $ 3.14    $ 2.90     $ 2.45      $2.15      $1.87       $1.56      $1.32      $1.17
Dividends declared .......    3,156.1   2,905.7    2,629.3    2,353.0    2,094.8     1,793.4    1,578.0    1,463.1
Dividends paid per
    common share .........     $ 1.37    $ 1.21     $ 1.10      $ .95      $ .85       $ .71      $ .62      $ .57
Capital expenditures .....    2,724.7   2,727.8    2,560.5    1,973.4    1,448.8     1,196.7    1,005.5    1,009.3
Depreciation .............    1,080.4     905.5      771.2      700.0      602.4       521.7      463.3      475.6
------------------------------------------------------------------------------------------------------------------
Year-End Position:
Working capital ..........  $ 1,417.4 $ 3,643.8  $ 2,500.4  $ 4,159.7  $ 2,644.4   $ 2,897.4  $ 3,870.2  $ 2,291.4
Property, plant and
    equipment (net) ......   13,103.4  11,482.1    9,676.7    7,843.8    6,609.4     5,926.7    5,269.1    5,296.3
Total assets .............   44,006.7  40,154.9   35,933.7   31,853.4   25,735.9    24,266.9   23,831.8   21,856.6
Long-term debt ...........    4,798.6   3,600.7    3,143.9    3,220.8    1,346.5     1,155.9    1,372.8    1,145.9
Stockholders' equity .....   16,050.1  14,832.4   13,241.6   12,801.8   12,594.6    11,964.0   11,735.7   11,139.0
------------------------------------------------------------------------------------------------------------------
Financial Ratios:
Net income as a % of:
    Sales ................      15.3%     16.9%      18.0%      19.5%      19.5%       19.6%      20.0%      20.0%
    Average total
      assets .............      17.3%     17.9%      17.4%      18.2%      18.5%       16.1%      14.6%      14.3%
------------------------------------------------------------------------------------------------------------------
Year-End Statistics:
Average common shares
    outstanding
    (millions) ...........    2,288.3   2,306.9    2,349.0    2,378.8    2,409.0     2,427.2    2,472.3    2,514.3
Average common shares
    outstanding assuming
    dilution (millions) ..    2,322.3   2,353.2    2,404.6    2,441.1    2,469.5     2,489.6    2,527.3    2,557.7
Number of stockholders
    of record ............    256,200   265,700    280,500    269,600    263,900     247,300    243,000    244,700
Number of employees ......     78,100    69,300     62,300     57,300     53,800      49,100     45,200     47,500
==================================================================================================================


($ in millions except
per share amounts)                  1993    1992/(2)/       1991
----------------------------------------------------------------
Results for Year:
Sales ......................   $10,498.2    $ 9,662.5   $8,602.7
Materials and production
costs.......................     2,497.6      2,096.1    1,934.9
Marketing and
administrative
    expenses ...............     2,913.9      2,963.3    2,570.3
Research and development
    expenses ...............     1,172.8      1,111.6      987.8
Acquired research ..........          --           --         --
Equity (income) loss
    from affiliates ........        26.1        (25.8)      21.1
Gains on sales of
    businesses .............          --           --         --
Restructuring charge .......       775.0           --         --
Other (income) expense,
    net ....................        10.1        (46.3)     (78.1)
Income before taxes ........     3,102.7      3,563.6    3,166.7
Taxes on income ............       936.5      1,117.0    1,045.0
Net income .................     2,166.2      2,446.6    2,121.7
Basic earnings per
    common share ...........       $ .94        $1.06      $ .91
Earnings per common share
    assuming dilution ......       $ .93        $1.05      $ .91
Dividends declared .........     1,239.0      1,106.9      920.3
Dividends paid per
    common share ...........       $ .52        $ .46      $ .39
Capital expenditures .......     1,012.7      1,066.6    1,041.5
Depreciation ...............       348.4        290.3      242.7
----------------------------------------------------------------
Year-End Position:
Working capital ............   $   541.6    $ 1,241.1   $1,496.5
Property, plant and
    equipment (net) ........     4,894.6      4,271.1    3,504.5
Total assets ...............    19,927.5     11,086.0    9,498.5
Long-term debt .............     1,120.8        495.7      493.7
Stockholders' equity .......    10,021.7      5,002.9    4,916.2
----------------------------------------------------------------
Financial Ratios:
Net income as a % of:
    Sales ..................       20.6%        25.3%      24.7%
    Average total assets ...       14.0%        24.1%      24.2%
----------------------------------------------------------------
Year-End Statistics:
Average common shares
    outstanding
    (millions) .............     2,313.0      2,307.0    2,319.8
Average common shares
    outstanding assuming
    dilution (millions) ....     2,332.0      2,330.6    2,343.3
Number of stockholders
    of record ..............     231,300      161,200     91,100
Number of employees ........ 47,100/(3)/       38,400     37,700
================================================================

/(1)/ Amounts after 1992 include the impact of the Medco acquisition on November
      18, 1993.

/(2)/ Results of operations for 1992 exclude the cumulative effect of accounting changes.

/(3)/ Increase in 1993 is due to the inclusion of 10,300 Merck-Medco employees.


40  Merck & Co., Inc. 2001 Annual Report Financial Section