Form 10-K, Exhibit 13
period 2003-12-31
MERCK & CO INC
filed 2004-03-10
CIK 64978

Exhibit 13

Financial Section

Contents
Financial Review
Description of Merck’s Business	16
Overview	16
Competition and the Health Care Environment	17
Operating Results	18
Selected Joint Venture and Affiliate Information	23
Capital Expenditures	24
Analysis of Liquidity and Capital Resources	24
Critical Accounting Policies and Other Matters	26
Recently Issued Accounting Standards	28
Cautionary Factors That May Affect Future Results	28
Cash Dividends Paid per Common Share	29
Common Stock Market Prices	29
Condensed Interim Financial Data	29
Consolidated Statement of Income	30
Consolidated Statement of Retained Earnings	30
Consolidated Statement of Comprehensive Income	30
Consolidated Balance Sheet	31
Consolidated Statement of Cash Flows	32
Notes to Consolidated Financial Statements	33
Management’s Report	50
Report of Independent Auditors	50
Audit Committee’s Report	51
Compensation and Benefits Committee’s Report	51
Selected Financial Data	52

Financial Review

Description of Merck’s Business

Merck is a global research-driven pharmaceutical products company that discovers, develops, manufactures and markets a broad range of innovative products to improve human and animal health, directly and through its joint ventures. Merck sells its products primarily to drug wholesalers and retailers, hospitals, clinics, government agencies and managed health care providers such as health maintenance organizations and other institutions. The Company’s professional representatives communicate the effectiveness, safety and value of our products to health care professionals in private practice, group practices and managed care organizations.

     On August 19, 2003, Merck completed the spin-off of Medco Health Solutions, Inc. (Medco Health). Following the spin-off, the Company’s prior period Consolidated Statements of Income and Cash Flows and related discussions have been restated to present the results of Medco Health separately as discontinued operations. As a result of the spin-off, product sales now reflect sales to Medco Health as third-party sales based upon the net selling price from Merck to Medco Health. Prior year amounts have been restated to conform to the current year presentation.

Overview

Merck remains committed to its strategy of discovering and developing novel medicines and vaccines and is confident in its ability to drive long-term shareholder value. In 2003, the Company withdrew two products from late-phase clinical trials. Despite these setbacks, Merck’s research and development efforts are, and will continue to be, the foundation of the Company. Continuing to focus on developing and launching novel medicines and vaccines backed by proven outcomes at competitive prices, aggressively pursuing external alliances, lowering the Company’s cost structure and maximizing in-line franchises will allow Merck to grow and succeed over the long term.

     In 2003, the Company completed the successful spin-off of Medco Health and increased its ownership in Banyu Pharmaceutical Co., Ltd. (Banyu), one of Japan’s top 10 pharmaceutical companies. These two actions make Merck a more focused pharmaceutical research company with a stronger position in Japan, the world’s second-largest market.

     In November 2003, the U.S. Food and Drug Administration (FDA) accepted the filing of a New Drug Application (NDA) by Merck/Schering-Plough Pharmaceuticals, a partnership between Merck and Schering-Plough Corporation (Schering-Plough), for Vytorin, which contains the active ingredients of both Zetia (ezetimibe) and Zocor (simvastatin). The investigational cholesterol-lowering medicine is being developed for the reduction of elevated cholesterol levels (hypercholesterolemia). In December 2003, Merck resubmitted an expanded NDA to the FDA for Arcoxia, its newest coxib for the treatment of osteoarthritis, rheumatoid arthritis, chronic low back pain, acute pain, dysmenorrhea, acute gouty arthritis and ankylosing spondylitis.

Merck & Co., Inc. Annual Report 2003

     In addition to the 2003 submissions, Merck has novel vaccine candidates, a diabetes drug and a drug for sleep disorders in the late-stage pipeline. The Company’s preclinical and Phase I and II programs span a significant number of therapeutic categories and include work in the areas of diabetes, obesity, Alzheimer’s disease, respiratory disease, coronary heart disease, rheumatoid arthritis and vaccines. New technologies give Merck the potential to move compound candidates into later stages for development faster than before. Merck supplements its internal research with an aggressive licensing and external alliance strategy focused on the entire spectrum of collaborations from early research to late-stage compounds.

     In 2003, the Company accelerated its efforts to fundamentally lower its cost structure through Company-wide initiatives. In October 2003, Merck announced the reduction of 4,400 positions, which is expected to be completed in 2004. In addition, in the fourth quarter of 2003, the Company implemented a new distribution program for U.S. wholesalers to moderate the fluctuations in sales caused by wholesaler investment buying and improve efficiencies in the distribution of Merck pharmaceutical products.

     Each of Merck’s major in-line franchises ranks either No. 1 or 2 in its class in worldwide sales. This success has been driven largely by Merck’s focus on developing novel medicines and demonstrating their value through proven health outcomes. Merck’s strong financial profile enables the Company to fully fund research and development, aggressively focus on external alliances, support inline products and maximize upcoming launches while providing significant cash returns to shareholders.

     Earnings per common share assuming dilution from continuing operations for 2003 were $2.92, including the impact of the implementation of the new distribution program for U.S. wholesalers and restructuring costs related to position eliminations. Continuing operations excluded only the results from Medco Health. The Company anticipates full-year 2004 earnings per common share assuming dilution, including the effect of restructuring costs, of $3.11 to $3.17.

Competition and the Health Care Environment

The markets in which the Company conducts its business are highly competitive and often highly regulated. Global efforts toward health care cost containment continue to exert pressure on product pricing and access.

     In the United States, the government made significant progress in expanding health care access by adding prescription drug coverage to Medicare beginning in 2006 and implementing a voluntary drug discount card for Medicare beneficiaries effective in June 2004. Implementation of the new benefit will support the Company’s goal of improving access to medicines by expanding insurance coverage, while preserving market-based incentives for pharmaceutical innovation. At the same time, the benefit is designed to assure that prescription drug costs will be controlled by competitive pressures and by encouraging the appropriate use of medicines. The Company has taken a leadership role in contributing to the success of the new Medicare-endorsed discount cards by providing its medicines free for low-income Medicare beneficiaries who exhaust their $600 transitional assistance allowance in Medicare-endorsed drug discount cards. This action is consistent with the Company’s long-standing Patient Assistance Program, which provides free medicines to patients in the United States who lack drug coverage and cannot afford their medicines.

     In addressing cost containment outside of Medicare, the Company has made a continuing effort to demonstrate that its medicines can help save costs in overall patient health care. In addition, pricing flexibility across the Company’s product portfolio has encouraged growing use of its medicines and mitigated the effects of increasing cost pressures.

     Outside the United States, in difficult environments encumbered by government cost containment actions, the Company has worked in partnership with payers on allocating scarce resources to optimize health care outcomes, limiting the potentially detrimental effects of government policies on sales growth and supporting the discovery and development of innovative products to benefit patients. The Company also is working with governments in many emerging markets in Latin America and Asia to encourage them to increase their investments in health and thereby improve their citizens’ access to medicines. Countries within the European Union (EU), recognizing the economic importance of the research-based pharmaceutical industry and the value of innovative medicines to society, are working with industry representatives and the European Commission on proposals to complete the “Single Market” in pharmaceuticals and improve the competitive climate through a variety of means including market deregulation.

     The Company is committed to improving access to medicines and enhancing the quality of life for people around the world. Merck’s African Comprehensive HIV/AIDS Partnerships (ACHAP) in Botswana, in collaboration with the government of Botswana and the Bill & Melinda Gates Foundation, is striving to develop a comprehensive and sustainable approach to HIV prevention, care and treatment. To further catalyze access to HIV medicines in developing countries, in October 2002 the Company began to introduce a new 600 mg tablet formulation of its anti-retroviral medicine Stocrin at a price of less than one dollar per day in the least developed countries and those hardest hit by the HIV/AIDS epidemic. By the end of 2003, more than 120,000 patients in 62 developing countries were being treated with anti-retroviral regimens containing either Crixivan or Stocrin. Through these and other actions, Merck is working with partners in the public and private sectors alike to focus on the real barriers to access to medicines in the developing world: the need for sustainable financing, increased international assistance and additional investments in education, training and health infrastructure and capacity in developing countries.

     There has been an increasing amount of focus on privacy issues in countries around the world, including the United States and the EU. In the United States, federal and state governments have pursued legislative and regulatory initiatives regarding patient privacy, including recently issued federal privacy regulations concerning health information, which have affected the Company’s operations.

     Although no one can predict the outcome of these and other legislative, regulatory and advocacy initiatives, the Company is well-positioned to respond to the evolving health care environment and market forces.

     The Company anticipates that the worldwide trend toward cost containment will continue, resulting in ongoing pressures on health care budgets. As the Company continues to successfully launch new products, contribute to health care debates and monitor reforms, its new products, policies and strategies will enable it to maintain a strong position in the changing economic environment.

Merck & Co., Inc. Annual Report 2003

Operating Results

Sales

Worldwide sales for 2003 increased 5% in total over 2002, reflecting a 4% favorable effect from foreign exchange and a 1% favorable effect from price changes. The overall increase reflects strong growth of Singulair for asthma and seasonal allergic rhinitis, Fosamax for osteoporosis, and Cozaar/Hyzaar for high blood pressure. Also contributing to the increase were sales of Vioxx and Arcoxia for arthritis and pain, Cancidas for infections, Cosopt for glaucoma, Proscar for benign prostate enlargement, and Maxalt for migraines. Revenues from the Company’s relationship with AstraZeneca LP (AZLP) also added to the overall growth.

     Domestic sales increased by 1%, while foreign sales grew 11%. Sales in the United States were unfavorably impacted by the implementation of a new distribution program for U.S. wholesalers as described below, and foreign sales were negatively affected by the loss of basic patent protection for Zocor, for modifying cholesterol, in Canada and certain countries in Europe, including the United Kingdom and Germany. Foreign sales represented 41% of total sales in 2003.

     Historically, in anticipation of possible price increases, certain U.S. wholesalers placed some noncancellable orders at prices that remained in effect until Merck shipped the product. In the fourth quarter of 2003, the Company implemented a new distribution program for U.S. wholesalers to moderate the fluctuations in sales caused by wholesaler investment buying and improve efficiencies in the distribution of Merck pharmaceutical products. The new program has lowered previous limits on average monthly purchases of Merck pharmaceutical products by U.S. customers. Overall, implementation of the new U.S. wholesaler distribution program had an estimated $700 to $750 million unfavorable impact on consolidated revenues with an estimated $500 million unfavorable effect on Zocor sales.

     Worldwide sales for 2002 increased 1% in total and 2% on a volume basis from 2001. Foreign exchange had less than a one-half point unfavorable effect on sales growth and price changes had essentially no effect on growth. Foreign sales represented 39% of total sales in 2002.

     Sales(1) by category of the Company’s products were as follows:

($ in millions)	2003	2002	2001

Atherosclerosis	$5,077.9	$5,552.1	$5,433.3
Hypertension/heart failure	3,421.6	3,477.8	3,584.3
Anti-inflammatory/analgesics	2,677.3	2,587.2	2,391.1
Osteoporosis	2,676.6	2,243.1	1,629.7
Respiratory	2,009.4	1,489.8	1,260.3
Vaccines/biologicals	1,056.1	1,028.3	1,022.5
Anti-bacterial/anti-fungal	1,028.5	821.0	750.4
Ophthalmologicals	675.1	621.5	644.5
Urology	605.5	547.3	545.4
Human immunodeficiency virus (HIV)	290.6	294.3	380.8
Other	2,967.3	2,783.4	3,556.7

	$22,485.9	$21,445.8	$21,199.0

(1) Presented net of rebates and discounts.

     The Company’s products include therapeutic and preventive agents, generally sold by prescription, for the treatment of human disorders. Among these are atherosclerosis products, of which Zocor is the largest-selling; hypertension/heart failure products, the most significant of which are Cozaar, Hyzaar, and Vasotec; anti-inflammatory/analgesics, which include Vioxx and Arcoxia, agents that specifically inhibit the COX-2 enzyme, which is responsible for pain and inflammation (coxibs); an osteoporosis product, Fosamax, for treatment and prevention of osteoporosis; a respiratory product, Singulair, a leukotriene receptor antagonist for treatment of asthma and for relief of symptoms of seasonal allergic rhinitis; vaccines/biologicals, of which M-M-R II, a pediatric vaccine for measles, mumps and rubella, Varivax, a live virus vaccine for the prevention of chickenpox, and Recombivax HB (hepatitis B vaccine recombinant) are the largest-selling; anti-bacterial/anti-fungal products, which includes Primaxin as well as newer products Cancidas and Invanz; ophthalmologicals, of which Cosopt and Trusopt are the largest-selling; a urology product, Proscar, for treatment of symptomatic benign prostate enlargement; and HIV products, which include Crixivan and Stocrin for the treatment of human immunodeficiency viral infection in adults.

     Other primarily includes sales of other human pharmaceuticals, pharmaceutical and animal health supply sales to the Company’s joint ventures and revenue from the Company’s relationship with AZLP, primarily relating to sales of Nexium and Prilosec. Revenue from AZLP was $1.9 billion, $1.5 billion and $1.9 billion in 2003, 2002 and 2001, respectively.

     Zocor, Merck’s statin for modifying cholesterol, achieved worldwide sales of $5.0 billion in 2003, a decline of 8% from 2002. The implementation of the new U.S. wholesaler distribution program in 2003 unfavorably impacted Zocor sales by approximately $500 million for the year. In 2003, sales of Zocor were also affected by increased competition in the statin market and the loss of basic patent protection in Canada and certain countries in Europe, including the United Kingdom and Germany. The patent expirations had an unfavorable impact on the sales comparison to 2002 of 8%. U.S. mail-order-adjusted prescription levels for Zocor increased by approximately 2% in 2003.

     In April, the FDA approved a new indication for Zocor based on the results of the landmark Heart Protection Study (HPS), which demonstrated that, along with diet, Zocor 40 mg is the first and only cholesterol-lowering medication proven to save lives by reducing the risk of heart attack and stroke in people with heart disease or diabetes, regardless of cholesterol level. Results of a subgroup analysis of the HPS published in the June issue of The Lancet showed that treatment with Zocor 40 mg lowered the incidence of heart attacks and stroke for people with diabetes, regardless of cholesterol or glucose levels. Merck continues to communicate the results of the landmark HPS to physicians and consumers.

Merck & Co., Inc. Annual Report 2003

     In May, a new contract took effect whereby Zocor was selected as the sole high-potency HMG agent (statin) for the U.S. Department of Veteran Affairs and the Department of Defense. High potency is defined in the contract as lowering LDL-C by at least 38%.

     In 2006, Zocor will lose its market exclusivity in the United States and the Company expects a decline in U.S. sales.

     Fosamax, the most prescribed medicine worldwide for the treatment of postmenopausal, male and glucocorticoid-induced osteoporosis, continued its strong growth in 2003 with sales of $2.7 billion, an increase of 19% over 2002. U.S. mail-order-adjusted prescription levels for Fosamax increased by approximately 9% in 2003.

     Fosamax Once Weekly has been launched in more than 80 markets worldwide and potential for continued growth in the osteoporosis market remains strong: fewer than 25% of women with osteoporosis in seven major markets have been diagnosed and treated.

     In April, an international study was published in The Archives of Internal Medicine showing that women who stopped hormone replacement therapy (HRT) experienced significant bone loss during the year following discontinuation. The study also showed that Fosamax prevented this bone loss in many women and helped increase bone density of the spine and maintained bone density at the hip in postmenopausal women who stopped HRT.

     In June, in a published study versus Actonel (administered in an approved once-daily dosing regimen in Europe, where the study was conducted), Fosamax 70 mg Once Weekly provided significantly greater increases in bone mineral density at the spine and hip and similar tolerability.

     In September, results from two head-to-head studies were presented at the annual meeting of the American Society for Bone and Mineral Research. These studies, the Efficacy of Fosamax vs. Evista Comparison Trial (EFFECT), demonstrated the superiority of Fosamax versus Evista (raloxifene) for the treatment of postmenopausal osteoporosis, with Fosamax 70 mg Once Weekly providing significantly greater increases in bone mineral density at the spine and hip than raloxifene 60 mg once daily.

     Global sales for Cozaar, and its companion agent, Hyzaar (a combination of Cozaar and the diuretic hydrochlorothiazide), for the treatment of hypertension were strong in 2003, reaching $2.5 billion, a 14% increase over 2002. U.S. mail-order-adjusted prescription levels for Cozaar and Hyzaar increased by approximately 8% in 2003.

     Cozaar and Hyzaar compete in the fastest-growing class in the antihypertensive market. Cozaar is the second-most-frequently prescribed angiotensin II antagonist (AIIA) in the United States and the largest-selling AIIA in Europe.

     In March 2003, the FDA approved Cozaar as the first and only AIIA indicated to reduce the risk of stroke in patients with hypertension and left ventricular hypertrophy (LVH). The new indication is based on the landmark Losartan Intervention for Endpoint Reduction in Hypertension (LIFE) study. The LIFE study demonstrated that treatment with a regimen based on Cozaar reduced the risk of stroke by 25% in patients with hypertension and LVH versus treatment with a regimen based on the beta blocker atenolol. In the study, black patients with hypertension and LVH had a lower risk of stroke on atenolol than on Cozaar.

     In 2003, two separate sets of hypertension guidelines were issued: the Seventh Report of the Joint National Committee on Prevention, Detection and Treatment of High Blood Pressure in the United States in May and the European Society of Hypertension–European Society of Cardiology Guidelines in Europe in June. Both support the use of AIIAs for the treatment of certain groups of patients, based in part on the landmark LIFE and Reduction of Endpoints in Non- Insulin Dependent Diabetes Mellitus with the Angiotensin II Antagonist Losartan (RENAAL) studies with Cozaar.

     In the RENAAL study of patients with hypertension, Type II diabetes and nephropathy, Cozaar significantly delayed the doubling of serum creatinine (a marker of kidney disease) and significantly delayed progression to end-stage renal disease (ESRD), a condition requiring dialysis or renal transplantation for survival, but had no effect on overall mortality. Cozaar is the only medicine that has demonstrated a significant reduction in the risk of ESRD in patients with Type II diabetes, nephropathy and hypertension.

     Thirty-two countries have granted new regulatory licenses to Cozaar based on the LIFE study, and 45 countries have done so based on RENAAL.

     In 2001, Merck and E.I. du Pont de Nemours and Company (DuPont) began sharing equally the operating profits from Cozaar and Hyzaar in North America, under terms of the license agreement established between the parties in 1989. Financial terms outside of North America were not changed.

     Worldwide sales of Vioxx, Merck’s first once-a-day coxib, grew 2% over 2002, achieving $2.5 billion in sales in 2003. Although U.S. mail-order-adjusted prescription levels for Vioxx decreased by approximately 8% in 2003, Vioxx remains the most widely available coxib on managed care formularies in the United States. Vioxx is the only coxib in the United States that offers 24-hour pain relief in a once-daily tablet for all indications, with more than 91 million prescriptions written in the United States since its introduction in 1999. Outside the United States, Vioxx is the best-selling arthritis and pain medicine.

     Data presented at the 55th Annual Scientific Meeting of the American Academy of Neurology in April profiled research results for Vioxx in the treatment of acute migraine headaches. Vioxx 25 mg once daily and 50 mg once daily relieved acute migraine pain within two hours and reduced certain symptoms associated with migraine headaches of moderate to severe intensity. Vioxx was well-tolerated compared to placebo in the 557-patient study.

     Supplemental NDAs are under review with the FDA for additional indications for acute migraine and juvenile rheumatoid arthritis. If approved, these uses are expected to enhance the efficacy profile of Vioxx.

     Arcoxia, Merck’s newest coxib, continues to be launched in countries outside the United States. As of December 31, Arcoxia had been launched in 38 countries in Europe, Latin America and Asia, with worldwide sales reaching $70 million for the year.

Merck & Co., Inc. Annual Report 2003

     In December, the Company submitted an NDA for Arcoxia to the FDA seeking indications for the treatment of osteoarthritis, rheumatoid arthritis, chronic low back pain, acute pain, dysmenorrhea, acute gouty arthritis and ankylosing spondylitis, a painful condition of the spine. The FDA will determine whether to accept Merck’s application as submitted.

     In June, new studies presented at the annual congress of the European League Against Rheumatism showed that Arcoxia provided sustained pain relief in patients with osteoarthritis and rheumatoid arthritis. Treatment effects were maintained for the duration of each study–more than three years in the osteoarthritis study and one year in the rheumatoid arthritis studies.

     Results from an investigational study of Arcoxia in patients with chronic low back pain were published in the August issue of The Journal of Pain. The study showed that Arcoxia 60 mg and 90 mg once daily provided significant improvement in the relief of symptoms and disability associated with chronic low back pain compared to placebo. Improvement was observed one week after initiating therapy. Maximum relief was observed at four weeks, and relief was maintained throughout the three-month study.

     In November, the European Union’s Committee for Proprietary Medicinal Products concluded its comprehensive review of the COX-2 selective inhibitor class, which includes Vioxx and Arcoxia, and confirmed that the medicines have a positive balance of benefits and risks.

     Singulair, Merck’s once-a-day oral medication indicated for the treatment of chronic asthma and the relief of symptoms of seasonal allergic rhinitis (hay fever), continued its strong performance in 2003. Singulair is the second-most-prescribed product in the overall respiratory market in the United States. Total 2003 sales of Singulair were $2.0 billion, an increase of 35% over 2002. U.S. mail-order-adjusted prescription levels for Singulair increased by approximately 32% in 2003.

     During the first quarter, Merck launched a new indication for Singulair for the relief of symptoms of seasonal allergic rhinitis in adults and children as young as 2 years of age. Singulair represents a novel way to treat seasonal allergies because it blocks leukotrienes instead of histamine and may offer relief to many of the more than 50 million people in the United States who suffer from some form of allergic rhinitis. Twenty-eight countries outside the United States have also approved the new indication.

     In September, Merck announced that it had made Singulair available in the United States for the prevention and treatment of chronic asthma in children ages 12 months to 5 years with a new, convenient once-a-day oral granules formulation. The new formulation represents the first non-steroidal once-daily oral asthma controller medication approved for children as young as 12 months. The oral granules formulation of Singulair can also be used for relief of symptoms of seasonal allergies in children ages 2 to 5 years. Asthma is the most common chronic childhood illness, affecting more than 6 million children in the United States alone, with an increasing prevalence in children under 5 years.

     Also in September, Merck presented the results of a new study, PREvention of Virally Induced Asthma (PREVIA), at the 13th Annual Congress of the European Respiratory Society. PREVIA showed that young children whose asthma was triggered by colds experienced significantly fewer asthma attacks when treated with Singulair, compared to placebo. Viruses that cause the common cold and respiratory infections account for up to 85% of childhood asthma attacks.

     In March 2003, the FDA approved Emend, the first member in a new class of medicines to help prevent the acute and delayed nausea and vomiting associated with highly emetogenic cancer chemotherapy. Presentations at the 39th Annual Meeting of the American Society of Clinical Oncology demonstrated that treatment with a regimen containing Emend reduced the impact of chemotherapy-induced nausea and vomiting on patients’ daily functioning.

     Sales growth in 2003 also benefited from Cancidas, which is the first in a new class of anti-fungals, called echinocandins or glucan synthesis inhibitors, introduced in more than a decade. Cancidas is used to treat certain life-threatening fungal infections that are becoming more prevalent as the number of people with compromised immune systems increases. This medicine is indicated for the treatment of candidemia (bloodstream infection) and the following Candida infections: intra-abdominal abscesses, peritonitis (infections within the lining of the abdominal cavity) and pleural space infections (infections within the lining of the lung). It is also indicated for esophageal candidiasis, and in invasive aspergillosis in patients who do not respond to or cannot tolerate other anti-fungal therapies, such as amphotericin B, lipid formulations of amphotericin B and/or itraconazole.

     Other products experiencing growth in 2003 included the antibiotic Primaxin, Proscar for the treatment of symptomatic benign prostate enlargement, Maxalt for the treatment of acute migraine headaches in adults, Cosopt to treat glaucoma, Propecia for male pattern hair loss, and Invanz for the treatment of selected moderate to severe infection in adults. Crixivan, though still contributing to 2003 sales, declined in unit volume as a result of therapeutic competition. Also contributing to Merck’s total sales in 2003 was revenue resulting from the Company’s relationship with AZLP, primarily relating to sales of Nexium.

     Global sales of Zetia, the cholesterol absorption inhibitor developed and marketed by Merck/Schering-Plough Pharmaceuticals, reached $469 million for 2003. More than 5.7 million prescriptions have been written in the United States since the U.S. launch of Zetia in mid-November 2002, according to IMS Health. Zetia currently accounts for more than 5% of new prescriptions in the U.S. cholesterol-modifying market. Zetia is reimbursed for nearly 90% of all patients in managed care plans in the United States. The Company records its interest in the Merck/Schering-Plough partnerships in Equity income from affiliates.

     Zetia is the first in a new class to come to market in the cholesterol management category since statins were introduced 15 years ago. It works to lower cholesterol in a unique way by inhibiting cholesterol absorption in the intestine. Zetia is often combined with statins, which work by inhibiting cholesterol synthesis in the liver.

     In 2003, following the successful completion of the European Union Mutual Recognition Procedure, Ezetrol (the brand name for Zetia outside of the United States) had been launched in five European countries–Germany, the United Kingdom, Switzerland, Sweden and the Netherlands.

Merck & Co., Inc. Annual Report 2003

     In September, Merck/Schering-Plough Pharmaceuticals submitted an NDA to the FDA for Vytorin, which contains the active ingredients of both Zetia (ezetimibe) and Zocor (simvastatin). If approved, the product would be the first single medication to target the body’s two sources of cholesterol through dual inhibition–inhibiting both cholesterol production in the liver and absorption in the intestine. In November, the filing was accepted by the FDA for standard review. Similar applications have been filed in other countries outside the United States.

Costs, Expenses and Other

($ in millions)	2003	Change	2002	Change	2001

Materials and production	$4,315.3	+10%	$3,907.1	+ 8%	$3,624.8
Marketing and administrative	6,394.9	+13%	5,652.2	- 1%	5,700.6
Research and development	3,178.1	+19%	2,677.2	+ 9%	2,456.4
Acquired research	101.8	*	—	—	—
Equity income from affiliates	(474.2)	-26%	(644.7)	- 6%	(685.9)
Other (income) expense, net	(81.6)	*	202.3	+31%	155.0

	$13,434.3	+14%	$11,794.1	+ 5%	$11,250.9

* 100% or greater.

Materials and Production

In 2003, materials and production costs increased 10% compared to a 5% sales growth rate. Excluding the effects of exchange and inflation, these costs increased 7%, compared to sales volume at the same level as 2002. The increase in these costs relative to sales volume reflects the effect of changes in product mix as well as a change in the mix of domestic and foreign sales, attributable in part to the implementation of the new distribution program for U.S. wholesalers. In 2002, materials and production costs increased 8%, compared to a 1% sales growth rate primarily attributable to the effect of changes in product mix. Excluding the effects of exchange and inflation, these costs increased 10%, eight points higher than the unit sales volume growth in 2002. Gross margin was 80.8% in 2003 compared to 81.8% in 2002 and 82.9% in 2001.

Marketing and Administrative

In 2003, marketing and administrative expenses increased 13%. Excluding the effects of exchange and inflation, these costs increased 5% primarily attributable to the impact of $195 million for restructuring costs related to position eliminations. In 2003, the Company accelerated its efforts to fundamentally lower its cost structure through Company-wide initiatives. In October 2003, the Company announced the reduction of 4,400 positions, which is expected to be completed in 2004. Approximately 3,200 positions had been eliminated as of December 31, 2003. Additional restructuring costs are expected to be incurred in 2004. When complete, the cost reductions are expected to generate annual savings of payroll and benefits costs of $250 to $300 million starting in 2005. The Company continues to seek opportunities to improve its business processes and reduce its cost structure. In 2002, marketing and administrative expenses decreased 1% in total and 4% on a volume basis. Marketing and administrative expenses as a percentage of sales were 28% in 2003, 26% in 2002 and 27% in 2001.

Research and Development

Research and development expenses increased 19% in 2003. Excluding the effects of exchange and inflation, these expenses increased 13%. Research and development expense growth reflects the Company’s ongoing commitment to both basic and clinical research, as well as new research collaborations.

     Merck’s late-stage pipeline candidates include novel vaccines for human papillomavirus (HPV), the pain associated with shingles, and RotaTeq, a vaccine for rotavirus – a highly contagious virus that is the most common cause of severe gastroenteritis in infants and young children. Merck expects to file Product License Applications (PLAs) with the FDA for these three novel vaccine candidates in the second half of 2005. There are competing claims to intellectual property in the HPV field, but the Company is confident that the claims will not delay the Company’s program. The Company expects to submit a PLA to the FDA for its ProQuad vaccine, a pediatric combination vaccine for measles, mumps, rubella and chickenpox, in the second half of 2004.

     The Company is also studying a DP-IV inhibitor, a glucose-lowering mechanism, used alone and in combination for the treatment of Type II diabetes. Merck plans to enter Phase III clinical trials with this investigational compound in the second quarter of 2004 and expects to submit an NDA to the FDA in 2006.

     Merck’s early-stage pipeline includes candidates in each of the following areas: diabetes, obesity, Alzheimer’s disease, respiratory disease, coronary heart disease, rheumatoid arthritis and vaccines.

     The Company supplements its internal research with an aggressive licensing and external alliance strategy focused on the entire spectrum of collaborations from early research to late-stage compounds, as well as new technologies. In 2003, Merck completed 47 significant transactions, including research collaborations, preclinical and clinical compounds, and technology transactions, compared to 10 in 1999. Transactions completed in 2003 include agreements with the following companies: GenPath, for cancer; Amrad, for respiratory disease; Neurogen, for pain; and Actelion, for cardiovascular disease.

     On February 10, 2004, the Company announced that it had entered into an agreement with H. Lundbeck A/S (Lundbeck) to develop and commercialize in the United States gaboxadol, a compound licensed to Lundbeck by a third party that is currently in Phase III development for the treatment of sleep disorders. Under the terms of the agreement, Lundbeck will receive an initial payment of $70.0 million and up to $200.0 million in additional milestone payments. The Company and Lundbeck will jointly complete the ongoing Phase III clinical program, with the Company funding the majority of the remaining development activities. The Company anticipates that it will file an NDA with the FDA between late 2006 and mid-2007. Following FDA approval, the companies plan to co-promote gaboxadol in the United States. Lundbeck will receive a share of gaboxadol sales in the United States.

     On February 23, 2004, the Company announced that it had agreed to acquire Aton Pharma, Inc. (Aton), a privately held biotechnology company focusing on the development of novel treatments for cancer and other serious diseases. Consideration for the acquisition will consist of upfront and contingent payments based upon the regulatory filing, and approval and sales of products. Aton’s clinical pipeline of histone deacetylase inhibitors represents a class of anti-tumor agents with potential for efficacy based on a novel mechanism of action. Aton’s lead product candidate, known as suberoylanilide hydroxamic acid, has been extensively studied in Phase I clinical trials and is currently in Phase II clinical trials for the treatment of cutaneous T-cell lymphoma. The Company expects to complete the acquisition of Aton in the first quarter of 2004.

Merck & Co., Inc. Annual Report 2003

     The chart below reflects the Company’s research pipeline as of March 1, 2004. Candidates shown in Phase III include specific products. Candidates shown in Phase I and II include the most advanced compound with a specific mechanism in a given therapeutic area. Back-up compounds, regardless of their phase of development, additional indications in the same therapeutic areas and additional line extensions or formulations for in-line products are not shown. Preclinical areas shown are those where the Company has initiated Good Laboratory Practices (GLP) studies in compounds with mechanisms distinct from those in Phase I and II. The Company’s programs are generally designed to focus on the development of novel medicines to address large, unmet medical needs.

Research Pipeline

Preclinical

Diabetes
Atherosclerosis
Parkinson’s disease
Pain
Anxiety
Osteoporosis
Cancer
Rheumatoid arthritis
Glaucoma
Antibacterial
Vaccines

Phase I

Diabetes	c-3347
Obesity	c-2624, c-5093
Atherosclerosis	c-8834
Alzheimer’s disease	c-7617, c-9138
Multiple Sclerosis	c-6448
Pain	c-1246
Psychiatric disease	c-9054
Respiratory disease	c-3193
Rheumatoid arthritis	c-4462, c-5997
AIDS	c-2507
Vaccines	HIV vaccine

Phase II

Obesity	c-2735
Alzheimer’s disease	c-9136
Urinary incontinence	c-3048
Respiratory disease	c-3885
Post-operative nausea and vomiting	c-9280
Vaccines	Pediatric combination

Phase III

Pediatric combination vaccine	ProQuad
Rotavirus vaccine	RotaTeq
Shingles	Zoster vaccine
Human papillomavirus	HPV vaccine
Diabetes	MK-0431 (2Q04)
Sleep disorders	MK-0928 (Gaboxadol)

2003 Submissions

Cardiovascular	Vytorin
(Ezetimibe/Simvastatin)
(submitted 3Q03)
Arthritis/Analgesia	Arcoxia (submitted 4Q03)

     In February 2003, Merck announced that it had discontinued Phase II clinical trials for its lead GABA-A µ2/µ3 agonist compound for the treatment of generalized anxiety. The Company is continuing its research in the field of anxiety through the ongoing study of GABA agonist molecules. The timing for the development of these other molecules is not certain.

     In April, Merck announced that it was discontinuing development of its lead Phosphodiesterase-4 (PDE-4) inhibitor compound from Phase II clinical trials for the treatment of asthma and chronic obstructive pulmonary disease (COPD). The Company is continuing its research in the field of asthma and COPD through the ongoing study of other PDE-4 inhibitor molecules. The timing for the development of these other molecules is not certain.

     In August, Merck announced it had put the Phase I clinical trials for its lead HIV integrase inhibitor compound on hold. The Company is also continuing its research in the field of integrase inhibitors through the ongoing study of other integrase inhibitors. The timing for the development of these other molecules is not certain.

     In November, the Company announced that it was discontinuing its Phase III clinical development program for its substance P antagonist investigational product, MK-0869, for the treatment of depression. The Phase III clinical program was halted because the compound failed to demonstrate efficacy for the treatment of depression. Merck remains committed to its neuroscience programs.

     Also in November, the Company announced that it was discontinuing its Phase III clinical development program for its investigational product, MK-0767, for the treatment of diabetes. Merck was developing MK-0767 in collaboration with Kyorin Pharmaceutical Co., Ltd. The clinical program was halted because recent findings in Merck’s long-term safety assessment program identified a rare form of malignant tumors in mice. The clinical relevance of these findings in humans is unknown. Merck is continuing its commitment to diabetes research and is currently studying a DP-IV inhibitor for diabetes. The Company plans to enter Phase III with this investigational compound in the second quarter of 2004.

     Research and development expenses increased 9% in 2002. Excluding the effects of exchange and inflation, these expenses increased 6%.

     Research and development in the pharmaceutical industry is inherently a long-term process. The following data show an unbroken trend of year-to-year increases in the Company’s research and development spending. For the period 1994 to 2003, the compounded annual growth rate in research and development was 10%.

Research and Development Expenditures
$ in millions

Merck & Co., Inc. Annual Report 2003

Acquired Research

In 2003, the Company increased its ownership in Banyu from 51% to 99.4%, strengthening Merck’s position in Japan, the world’s second-largest pharmaceutical market. In connection with the Banyu shares acquisitions, the Company recorded charges of $101.8 million for acquired research associated with products in development for which, at the acquisition date, technological feasibility had not been established and no alternative future use existed.

Equity Income from Affiliates

Equity income from affiliates reflects the performance of the Company’s joint ventures and partnership returns from AZLP. In 2003, the decrease in equity income from affiliates reflects lower partnership returns from AZLP, primarily resulting from the impact of generic competition for Prilosec. In 2002, the decrease in equity income from affiliates was primarily attributable to the impact of the Company’s share of marketing and launch expenses for Zetia and ongoing research and development expenses associated with the Merck/Schering-Plough partnerships.

Other Income (Expense), Net

The increase in other income, net, in 2003 primarily reflects an $84.0 million gain on the sale of Aggrastat product rights in the United States, lower minority interest expense resulting from the Banyu shares acquisitions, and realized gains on the Company’s investment portfolios relating to the favorable interest rate environment. In 2002, the increase in other expense, net, was primarily attributable to losses on investments partially offset by lower minority interest expense.

Earnings

($ in millions except
per share amounts)	2003	Change	2002	Change	2001

Income from continuing operations	$6,589.6	-3%	$6,794.8	-4%	$7,053.2
As a % of sales	29.3%		31.7%		33.3%
Net income	6,830.9		7,149.5		7,281.8
As a % of average total assets	14.9%		15.5%		17.3%
Earnings per common share assuming dilution from continuing operations	$2.92	-2%	$2.98	-2%	$3.04

     The Company’s effective income tax rate was 27.2% in 2003, 29.6% in 2002, and 29.1% in 2001. The lower tax rate in 2003 resulted from a change in mix of domestic and foreign income, which includes the impact in the fourth quarter of 2003 of both the restructuring costs and the new wholesaler distribution program.

     Income from continuing operations declined 3% in 2003 compared to a 4% decline in 2002. Income from continuing operations as a percentage of sales was 29.3% in 2003 compared to 31.7% in 2002 and 33.3% in 2001. The decline in the ratios from 2001 is driven by the effect of changes in product mix and increased spending in research and development. The reduction in 2003 also reflects the impact of the new wholesaler distribution program, restructuring costs and the charge for acquired research. Net income as a percentage of average total assets was 14.9% in 2003, 15.5% in 2002 and 17.3% in 2001. Earnings per common share assuming dilution from continuing operations declined 2% in 2003 and 2002. The lower relative declines of earnings per common share assuming dilution from continuing operations compared to income from continuing operations are a result of treasury stock purchases.

Selected Joint Venture and Affiliate Information

To expand its research base and realize synergies from combining capabilities, opportunities and assets, the Company has formed a number of joint ventures. (See Note 4 to the financial statements for further information.)

     In 1982, the Company entered into an agreement with Astra AB (Astra) to develop and market Astra products in the United States. In 1994, the Company and Astra formed an equally owned joint venture that developed and marketed most of Astra’s new prescription medicines in the United States including Prilosec, the first of a class of medications known as proton pump inhibitors, which slows the production of acid from the cells of the stomach lining.

     In 1998, the Company and Astra restructured the joint venture whereby the Company acquired Astra’s interest in the joint venture, renamed KBI Inc. (KBI), and contributed KBI’s operating assets to a new U.S. limited partnership named Astra Pharmaceuticals, L.P. (the Partnership), in which the Company maintains a limited partner interest. The Partnership, renamed AstraZeneca LP (AZLP), became the exclusive distributor of the products for which KBI retained rights.

     Merck earns ongoing revenue based on sales of current and future KBI products and such revenue was $1.9 billion, $1.5 billion and $1.9 billion in 2003, 2002 and 2001, respectively, primarily relating to sales of Nexium and Prilosec. In addition, Merck earns certain Partnership returns, which are recorded in Equity income from affiliates. Such returns include a priority return provided for in the Partnership Agreement, variable returns based, in part, upon sales of certain former Astra USA, Inc. products, and a preferential return representing Merck’s share of undistributed AZLP GAAP earnings. These returns aggregated $391.5 million, $640.2 million and $642.8 million in 2003, 2002 and 2001, respectively. The decrease in 2003 is attributable to a reduction in the preferential return, primarily resulting from the impact of generic competition for Prilosec.

Merck & Co., Inc. Annual Report 2003

     In 1989, Merck formed a joint venture with Johnson & Johnson to develop and market a broad range of nonprescription medicines for U.S. consumers. This 50% owned joint venture was expanded into Europe in 1993, and into Canada in 1996. Sales of joint venture products were as follows:

($ in millions)	2003	2002	2001

Gastrointestinal products	$299.6	$299.0	$293.5
Other products	146.2	114.0	101.5

	$445.8	$413.0	$395.0

     In 1994, Merck and Pasteur Mérieux Connaught (now Aventis Pasteur) established a 50% owned joint venture to market vaccines in Europe and to collaborate in the development of combination vaccines for distribution in Europe. Sales of joint venture products were as follows:

($ in millions)	2003	2002	2001

Hepatitis vaccines	$73.6	$69.4	$88.0
Viral vaccines	51.5	34.6	40.5
Other vaccines	543.9	442.4	371.1

	$669.0	$546.4	$499.6

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

($ in millions)	2003	2002	2001

Fipronil products	$577.2	$486.2	$409.7
Avermectin products	476.7	462.1	495.0
Other products	789.0	714.5	690.4

	$1,842.9	$1,662.8	$1,595.1

     In 2000, the Company and Schering-Plough Corporation (Schering-Plough) entered into agreements to create separate equally-owned partnerships to develop and market in the United States new prescription medicines in the cholesterol-management and respiratory therapeutic areas. In 2001, the cholesterol-management partnership agreements were expanded to include all the countries of the world, excluding Japan. In October 2002, ezetimibe, the first in a new class of cholesterol-lowering agents, was approved in the United States as Zetia and in Germany as Ezetrol. Zetia was launched in the United States in November 2002. In 2003, following the successful completion of the European Union Mutual Recognition Procedure, Ezetrol had been launched in five European countries–Germany, the United Kingdom, Switzerland, Sweden and the Netherlands. Sales totaled $469.4 million in 2003 and $25.3 million in 2002. In September 2003, Merck/Schering-Plough Pharmaceuticals submitted an NDA to the FDA for Vytorin, which contains the active ingredients of both Zetia and Zocor. In November 2003, the filing was accepted by the FDA for standard review. Similar applications have been filed in other countries outside the United States.

Capital Expenditures

Capital expenditures were $1.9 billion in 2003 and $2.1 billion in 2002. Expenditures in the United States were $1.3 billion in 2003 and $1.6 billion in 2002. Expenditures during 2003 included $788.3 million for production facilities, $763.8 million for research and development facilities, $41.8 million for environmental projects, and $322.0 million for administrative, safety and general site projects. Capital expenditures approved but not yet spent at December 31, 2003 were $1.3 billion. Capital expenditures for 2004 are estimated to be $1.9 billion.

     Depreciation was $1.1 billion in 2003 and 2002, of which $790.0 million and $726.6 million, respectively, applied to locations in the United States.

Capital Expenditures
$ in millions

Analysis of Liquidity and Capital Resources

Merck’s strong financial profile enables the Company to fully fund research and development, aggressively focus on external alliances, support in-line products and maximize upcoming launches while providing significant cash returns to shareholders. In 2003, cash provided by operating activities of $8.4 billion was the Company’s primary source of funds to finance capital expenditures, the acquisitions of Banyu shares, treasury stock purchases and dividends paid to stockholders. At December 31, 2003, the total of worldwide cash and investments was $12.1 billion, including $4.2 billion of cash, cash equivalents and short-term investments, and $7.9 billion of long-term investments.

Selected Data

($ in millions)	2003	2002	2001

Working capital	$1,957.6	$2,011.2	$1,417.4
Total debt to total liabilities and equity	16.7%	18.0%	20.1%
Cash provided by operations to total debt	1.2:1	1.0:1	0.9:1

     Working capital levels are more than adequate to meet the operating requirements of the Company. The ratios of total debt to total liabilities and equity and cash provided by operations to total debt reflect the strength of the Company’s operating cash flows and the ability of the Company to cover its contractual obligations.

Merck & Co., Inc. Annual Report 2003

     The Company’s contractual obligations as of December 31, 2003 are as follows:

Payments Due by Period

			2005-	2007-	There-
($ in millions)	Total	2004	2006	2008	after

Loans payable and current portion of long-term debt	$1,700.0	$1,700.0	$—	$—	$—
Long-term debt	5,096.0	—	1,594.3	1,398.3	2,103.4
Operating leases	435.6	132.9	176.7	72.4	53.6

	$7,231.6	$1,832.9	$1,771.0	$1,470.7	$2,157.0

     Loans payable and current portion of long-term debt includes $500.0 million of notes with a final maturity in 2011, which, on an annual basis, will either be repurchased from the holders at the option of the remarketing agent and remarketed, or redeemed by the Company. Loans payable and current portion of long-term debt also reflects $296.0 million of long-dated notes that are subject to repayment at the option of the holders on an annual basis. Required funding obligations for 2004 relating to the Company’s pension and other postretirement benefit plans are not expected to be material.

     In 2001, the Company’s $1.5 billion shelf registration statement filed with the Securities and Exchange Commission for the issuance of debt securities became effective. In February 2004, the Company issued $350.0 million of 2.5% three-year notes and $25.0 million of variable rate notes under the shelf. In February 2004, the Company also entered into an interest rate swap contract that effectively converts the 2.5% fixed rate notes to floating rate instruments. The remaining capacity under the Company’s shelf registration statement is approximately $850.0 million.

     The Company’s strong financial position, as evidenced by its triple-A credit ratings from Moody’s and Standard & Poor’s on outstanding debt issues, provides a high degree of flexibility in obtaining funds on competitive terms. The ability to finance ongoing operations primarily from internally generated funds is desirable because of the high risks inherent in research and development required to develop and market innovative new products and the highly competitive nature of the pharmaceutical industry. The Company does not participate in any off-balance sheet arrangements involving unconsolidated subsidiaries that provide financing or potentially expose the Company to unrecorded financial obligations.

     In July 2002, the Board of Directors approved purchases over time of up to $10.0 billion of Merck shares. From 2001 to 2003, the Company purchased $7.5 billion of treasury shares under previously authorized completed programs, and $482.0 million under the 2002 program. Total treasury stock purchased in 2003 was $2.0 billion. For the period 1994 to 2003, the Company has purchased 528.4 million shares at a total cost of $26.1 billion.

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

     The objective of the revenue hedging program is to reduce the potential for longer-term unfavorable changes in foreign exchange to decrease the U.S. dollar value of future cash flows derived from foreign currency denominated sales, primarily the euro and Japanese yen. To achieve this objective, the Company will partially hedge anticipated third-party sales that are expected to occur over its planning cycle, typically no more than three years into the future. The Company will layer in hedges over time, increasing the portion of sales hedged as it gets closer to the expected date of the transaction, such that it is probable the hedged transaction will occur. The portion of sales hedged is based on assessments of cost-benefit profiles that consider natural offsetting exposures, revenue and exchange rate volatilities and correlations, and the cost of hedging instruments. The hedged anticipated sales are a specified component of a portfolio of similarly denominated foreign currency-based sales transactions, each of which responds to the hedged risk in the same manner. Merck manages its anticipated transaction exposure principally with purchased local currency put options, which provide the Company with a right, but not an obligation, to sell foreign currencies in the future at a predetermined price. If the U.S. dollar strengthens relative to the currency of the hedged anticipated sales, total changes in the options’ cash flows fully offset the decline in the expected future U.S. dollar cash flows of the hedged foreign currency sales. Conversely, if the U.S. dollar weakens, the options’ value reduces to zero, but the Company benefits from the increase in the value of the anticipated foreign currency cash flows. While a weaker U.S. dollar would result in a net benefit, the market value of the Company’s hedges would have declined by $16.3 million and $18.4 million, respectively, from a uniform 10% weakening of the U.S. dollar at December 31, 2003 and 2002. The market value was determined using a foreign exchange option pricing model and holding all factors except exchange rates constant. Because Merck uses purchased local currency put options, a uniform weakening of the U.S. dollar will yield the largest overall potential loss in the market value of these options. The sensitivity measurement assumes that a change in one foreign currency relative to the U.S. dollar would not affect other foreign currencies relative to the U.S. dollar. Although not predictive in nature, the Company believes that a 10% threshold reflects reasonably possible near-term changes in Merck’s major foreign currency exposures relative to the U.S. dollar. The cash flows from these contracts are reported as operating activities in the Consolidated Statement of Cash Flows.

     The primary objective of the balance sheet risk management program is to protect the U.S. dollar value of foreign currency denominated net monetary assets from the effects of volatility in foreign exchange that might occur prior to their conversion to U.S. dollars. Merck principally utilizes forward exchange contracts, which enable the Company to buy and sell foreign currencies in the future at fixed exchange rates and economically offset the consequences of changes in foreign exchange on the amount of U.S. dollar cash flows derived from the net assets. Merck routinely enters into contracts to fully offset the effects of exchange on exposures denominated in developed country currencies, primarily the euro and Japanese yen. For exposures in developing country currencies, the

Merck & Co., Inc. Annual Report 2003

Company will enter into forward contracts on a more limited basis and only when it is deemed economical to do so based on a cost-benefit analysis that considers the magnitude of the exposure and the volatility of the exchange rate. The Company will also minimize the effect of exchange on monetary assets and liabilities by managing operating activities and net asset positions at the local level. The Company also uses forward contracts to hedge the changes in fair value of certain foreign currency denominated available-for-sale securities attributable to fluctuations in foreign currency exchange rates. A sensitivity analysis to changes in the value of the U.S. dollar on foreign currency denominated derivatives, investments and monetary assets and liabilities indicated that if the U.S. dollar uniformly strengthened by 10% against all currency exposures of the Company at December 31, 2003 and 2002, Income from continuing operations before taxes would have declined by $5.6 million and $10.9 million, respectively. Because Merck is in a net long position relative to its major foreign currencies after consideration of forward contracts, a uniform strengthening of the U.S. dollar will yield the largest overall potential net loss in earnings due to exchange. This measurement assumes that a change in one foreign currency relative to the U.S. dollar would not affect other foreign currencies relative to the U.S. dollar. Although not predictive in nature, the Company believes that a 10% threshold reflects reasonably possible near-term changes in Merck’s major foreign currency exposures relative to the U.S. dollar. The cash flows from these contracts are reported as operating activities in the Consolidated Statement of Cash Flows.

     In addition to the revenue hedging and balance sheet risk management programs, the Company may use interest rate swap contracts on certain investing and borrowing transactions to manage its net exposure to interest rate changes and to reduce its overall cost of borrowing. The Company does not use leveraged swaps and, in general, does not leverage any of its investment activities that would put principal capital at risk. At December 31, 2003, the Company was a party to three $500.0 million notional amount pay-floating, receive-fixed interest rate swap contracts designated as hedges of the fair value changes in $500.0 million each of ten-year, five-year and three-year fixed rate notes attributable to changes in the benchmark LIBOR swap rate. The swaps effectively convert the fixed-rate obligations to floating-rate instruments. The Company is also a party to a seven-year combined interest rate and currency swap contract entered into in 1997, which converts a variable rate foreign currency denominated investment to a variable rate U.S. dollar investment. The swap contract hedges the changes in the fair value of the investment attributable to fluctuations in exchange rates while allowing the Company to receive variable rate returns. The cash flows from these contracts are reported as operating activities in the Consolidated Statement of Cash Flows.

     The Company’s investment portfolio includes cash equivalents and short-term investments, the market values of which are not significantly impacted by changes in interest rates. The market value of the Company’s medium- to long-term fixed-rate investments is modestly impacted by changes in U.S. interest rates. Changes in medium- to long-term U.S. interest rates would have a more significant impact on the market value of the Company’s fixed-rate borrowings, which generally have longer maturities. A sensitivity analysis to measure potential changes in the market value of the Company’s investments, debt and related swap contracts from a change in interest rates indicated that a one percentage point increase in interest rates at December 31, 2003 and 2002 would have positively impacted the net aggregate market value of these instruments by $92.9 million and $109.9 million, respectively. A one percentage point decrease at December 31, 2003 and 2002 would have negatively impacted the net aggregate market value by $138.3 million and $162.7 million, respectively. The fair value the Company’s debt was determined using pricing models reflecting one percentage point shifts in the appropriate yield curves. The fair value of the Company’s investments was determined using a combination of pricing and duration models. Whereas duration is a linear approximation that works well for modest changes in yields and generates a symmetrical result, pricing models reflecting the convexity of the price/yield relationship provide greater precision and reflect the asymmetry of price movements for interest rate changes in opposite directions. The impact of convexity is more pronounced in longer-term maturities and low interest-rate environments.

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

Revenue Recognition

Revenues from sales of products are recognized when title and risk of loss passes to the customer. Revenues are recorded net of provisions for rebates, discounts and returns, which are established at the time of sale. Accruals for rebates and discounts cover discounts that result from sales to a customer through an intermediary wholesale purchaser as well as rebates owed based upon contractual agreements or legal requirements with benefit providers, including Medicaid, after the final dispensing of the product by a pharmacy to a benefit plan participant. The accruals are estimated at the time of sale based on available information regarding the portion of sales on which rebates and discounts can be earned, adjusted as appropriate for specific known events, and reflecting the prevailing contractual discount rate. Amounts accrued for rebates and discounts may be adjusted when trends or significant events indicate that adjustment is appropriate. Accruals are also adjusted to reflect actual amounts paid or credited upon the validation of claims data. Such adjustments have not been material to results of operations.

Merck & Co., Inc. Annual Report 2003

Pensions and Other Postretirement Benefit Plans

Net pension and other postretirement benefit cost totaled $499.2 million in 2003 and $157.0 million in 2002. Pension and other postretirement benefit plan information for financial reporting purposes is calculated using actuarial assumptions including a discount rate for plan benefit obligations and an expected rate of return on plan assets.

     The Company reassesses its benefit plan assumptions on a regular basis. For both the pension and other postretirement benefit plans, the discount rate is evaluated annually and modified to reflect the prevailing market rate at December 31 of a portfolio of high-quality (AA and above) fixed-income debt instruments that would provide the future cash flows needed to pay the benefits included in the benefit obligation as they come due. At December 31, 2003, the Company changed its discount rate to 6.25% from 6.5% for its U.S. pension and other postretirement benefit plans.

     The expected rate of return for both the pension and other postretirement benefit plans represents the average rate of return to be earned on plan assets over the period the benefits included in the benefit obligation are to be paid. In developing the expected rate of return, the Company considers long-term compound annualized returns of historical market data as well as actual returns on the Company’s plan assets and applies adjustments that reflect more recent capital market experience. Using this reference information, the Company develops forward-looking return expectations for each asset category and a weighted average expected long-term rate of return for a targeted portfolio allocated across these investment categories. The expected portfolio performance reflects the contribution of active management as appropriate. As a result of this analysis, for 2004, the Company’s expected rate of return of 8.75% remained unchanged from 2003 for its U.S. pension and other postretirement benefit plans.

     The targeted investment portfolio of the Company’s U.S. pension and other postretirement benefit plans is allocated 45% to 60% in U.S. equities, 20% to 30% in international equities, 13% to 18% in fixed-income investments, 2% to 6% in real estate, and up to 8% in cash and other investments. The portfolio’s equity weighting is consistent with the long-term nature of the plans’ benefit obligation. The expected annual standard deviation of returns of the targeted portfolio, which approximates 13%, reflects both the equity allocation and the diversification benefits among the asset classes in which the portfolio invests.

     Actuarial assumptions are based upon management’s best estimates and judgment. A reasonably possible change of plus (minus) 25 basis points in the discount rate assumption, with other assumptions held constant, would have an estimated $33.1 million favorable (unfavorable) impact on net pension and postretirement benefit cost. A reasonably possible change of plus (minus) 25 basis points in the expected rate of return assumption, with other assumptions held constant, would have an estimated $9.7 million favorable (unfavorable) impact on net pension and postretirement benefit cost. The Company does not expect to have a minimum pension funding requirement under the Internal Revenue Code during 2004. The preceding hypothetical changes in the discount rate and expected rate of return assumptions would not impact the Company’s funding requirements.

     Unrecognized net loss amounts reflect experience differentials primarily relating to differences between expected and actual returns on plan assets as well as the effects of changes in actuarial assumptions. Expected returns are based on a calculated market-related value of assets. Under this methodology, asset gains/losses resulting from actual returns that differ from the Company’s expected returns are recognized in the market-related value of assets ratably over a five-year period. Total unrecognized net loss amounts in excess of certain thresholds are amortized into net pension and other postretirement benefit cost over the average remaining service life of employees. Amortization of total unrecognized net losses for the Company’s U.S. plans at December 31, 2003 is expected to increase net pension and other postretirement benefit cost by approximately $125.0 million annually from 2004 through 2008.

Contingencies and Environmental Liabilities

The Company is involved in various claims and legal proceedings of a nature considered normal to its business, including product liability, intellectual property and commercial litigation, as well as additional matters such as antitrust actions. (See Note 9 to the financial statements for further information.) The Company continually evaluates its risks and assesses its insurance needs relative to market costs to obtain insurance, purchasing coverage as appropriate to provide protection against losses. The Company records accruals for contingencies when it is probable that a liability has been incurred and the amount can be reasonably estimated. These accruals are adjusted periodically as assessments change or additional information becomes available. For product liability claims, a portion of the overall accrual is actuarially determined and considers such factors as past experience, number of claims reported and estimates of claims incurred but not yet reported. Individually significant contingent losses are accrued when probable and reasonably estimable.

     While it is not feasible to predict the outcome of these legal proceedings, in the opinion of the Company, all such proceedings are either adequately covered by insurance or, if not so covered, should not ultimately result in any liability that would have a material adverse effect on the financial position, liquidity or results of operations of the Company. In addition, from time to time, federal or state regulators seek information about practices in the pharmaceutical industry. While it is not feasible to predict the outcome of any requests for information, the Company does not expect such inquiries to have a material adverse effect on the financial position, liquidity or results of operations of the Company.

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

Merck & Co., Inc. Annual Report 2003

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

     The Company believes that it is in compliance in all material respects with applicable environmental laws and regulations. Expenditures for remediation and environmental liabilities were $31.3 million in 2003, and are estimated at $87.0 million for the years 2004 through 2008. In management’s opinion, the liabilities for all environmental matters that are probable and reasonably estimable have been accrued and totaled $158.1 million and $189.7 million at December 31, 2003 and December 31, 2002, respectively. These liabilities are undiscounted, do not consider potential recoveries from insurers or other parties and will be paid out over the periods of remediation for the applicable sites, which are expected to occur primarily over the next 15 years. Although it is not possible to predict with certainty the outcome of these matters, or the ultimate costs of remediation, management does not believe that any reasonably possible expenditures that may be incurred in excess of the liabilities accrued should exceed $100.0 million in the aggregate. Management also does not believe that these expenditures should result in a material adverse effect on the Company’s financial position, results of operations, liquidity or capital resources for any year.

Taxes on Income

The Company’s effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which the Company operates. In the event that there is a significant unusual or one-time item recognized, or expected to be recognized, in the Company’s operating results, the tax attributable to that item would be separately calculated and recorded at the same time as the unusual or one-time item. Significant judgment is required in determining the Company’s effective tax rate and in evaluating its tax positions. The Company establishes reserves when, despite its belief that the tax return positions are fully supportable, certain positions are likely to be challenged and that it may not succeed. The Company adjusts these reserves in light of changing facts and circumstances, such as the closing of a tax audit. The effective tax rate includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as related interest. This rate is then applied to the Company’s quarterly operating results.

     Tax regulations require items to be included in the tax return at different times than the items are reflected in the financial statements. As a result, the effective tax rate reflected in the financial statements is different than that reported in the tax return. Some of these differences are permanent, such as expenses that are not deductible on the tax return, and some are timing differences, such as depreciation expense. Timing differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in the tax return in future years for which the Company has already recorded the tax benefit in the financial statements. The Company establishes valuation allowances for its deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. Deferred tax liabilities generally represent tax expense recognized in the financial statements for which payment has been deferred or expense for which the Company has already taken a deduction on the tax return, but has not yet recognized as expense in the financial statements. At December 31, 2003, foreign earnings of $18.0 billion and domestic earnings of $880.9 million have been retained indefinitely by subsidiary companies for reinvestment. No provision is made for income taxes that would be payable upon the distribution of such earnings, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability.

Recently Issued Accounting Standards

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). FIN 46 requires a variable interest entity (VIE) to be consolidated when a company is subject to the majority of the risk of loss from the VIE’s activities or is entitled to receive the majority of the entity’s residual returns, or both. In December 2003, the FASB issued a revision to FIN 46 (FIN 46R) which partially delayed the effective date of the interpretation to March 31, 2004 and added additional scope exceptions. Adoption of FIN 46R is not expected to have a material impact on the Company’s financial position or results of operations.

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

Merck & Co., Inc. Annual Report 2003

     The Company does not assume the obligation to update any forward-looking statement. One should carefully evaluate such statements in light of factors described in the Company’s filings with the Securities and Exchange Commission, especially on Forms 10-K, 10-Q and 8-K (if any). In Item 1 of the Company’s annual report on Form 10-K for the year ended December 31, 2003, which will be filed in March 2004, the Company discusses in more detail various important factors that could cause actual results to differ from expected or historic results. The Company notes these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. Prior to the filing of the Form 10-K for the year ended December 31, 2003, reference should be made to Item 1 of the Company’s annual report on Form 10-K for the year ended December 31, 2002. One should understand that it is not possible to predict or identify all such factors. Consequently, the reader should not consider any such list to be a complete statement of all potential risks or uncertainties.

Cash Dividends Paid per Common Share

	Year	4th Q	3rd Q	2nd Q	1st Q

2003	$1.45	$.37	$.36	$.36	$.36
2002	$1.41	$.36	$.35	$.35	$.35

Common Stock Market Prices

	4th Q	3rd Q	2nd Q	1st Q

2003
High	$51.95	$62.69	$63.50	$60.24
Low	40.57	49.48	54.10	49.90

2002
High	$60.48	$54.00	$58.85	$64.50
Low	43.35	38.50	47.60	56.71

     The principal market for trading of the common stock is the New York Stock Exchange (NYSE) under the symbol MRK. The common stock market price information above is based on historical NYSE market prices and has not been adjusted to reflect the spin-off of Medco Health, in which holders of Merck common stock at the close of business on August 12, 2003 received .1206 shares of Medco Health common stock for every one share of Merck common stock held on that date. On August 20, 2003, Merck common stock began to trade on a post-distribution basis.

Condensed Interim Financial Data

($ in millions except per share amounts)	4th Q(1)	3rd Q	2nd Q	1st Q

2003
Sales	$5,627.1	$5,762.0	$5,525.4	$5,571.4
Materials and production costs	1,228.3	1,051.7	988.5	1,046.8
Marketing and administrative expenses	1,794.1	1,463.6	1,589.9	1,547.2
Research and development expenses	894.9	776.5	786.4	720.3
Acquired research	11.4	—	—	90.4
Equity income from affiliates	(6.0)	(183.4)	(187.4)	(97.3)
Other (income) expense, net	(56.5)	48.8	(121.8)	47.8
Income from continuing operations before taxes	1,760.9	2,604.8	2,469.8	2,216.2
Income from continuing operations	1,395.2	1,865.0	1,784.5	1,545.0
Income from discontinued operations, net of taxes	—	(6.7)	82.5	165.4
Net income	1,395.2	1,858.3	1,867.0	1,710.4
Basic earnings per common share
Continuing operations	$.63	$.83	$.80	$.69
Discontinued operations	—	—	.04	.07
Net income	.63	.83	.83 (2)	.76
Earnings per common share assuming dilution
Continuing operations	$.62	$.83	$.79	$.68
Discontinued operations	—	—	.04	.07
Net income	.62	.82 (2)	.83	.76 (2)
2002
Sales	$6,057.7	$5,426.1	$5,159.6	$4,802.4
Materials and production costs	1,127.7	973.2	942.1	864.1
Marketing and administrative expenses	1,538.4	1,407.6	1,362.9	1,343.3
Research and development expenses	838.8	676.9	631.2	530.3
Equity income from affiliates	(94.0)	(188.7)	(190.2)	(171.8)
Other (income) expense, net	70.3	46.8	61.8	23.4
Income from continuing operations before taxes	2,576.5	2,510.3	2,351.8	2,213.1
Income from continuing operations	1,813.8	1,767.3	1,655.7	1,558.0
Income from discontinued operations, net of taxes	76.0	116.7	95.0	67.0
Net income	1,889.8	1,884.0	1,750.7	1,625.0
Basic earnings per common share
Continuing operations	$.81	$.79	$.73	$.69
Discontinued operations	.03	.05	.04	.03
Net income	.84	.84	.77	.72
Earnings per common share assuming dilution
Continuing operations	$.80	$.78	$.73	$.68
Discontinued operations	.03	.05	.04	.03
Net income	.83	.83	.77	.71

(1) Amounts for 2003 include the impact of the implementation of a new distribution program for U.S. wholesalers and restructuring costs related to position eliminations.

(2) Amount does not add as a result of rounding.

Merck & Co., Inc. Annual Report 2003

Consolidated Statement of Income
Merck & Co., Inc. and Subsidiaries
Years Ended December 31
($ in millions except per share amounts)

	2003	2002	2001

Sales	$22,485.9	$21,445.8	$21,199.0

Costs, Expenses and Other
Materials and production	4,315.3	3,907.1	3,624.8
Marketing and administrative	6,394.9	5,652.2	5,700.6
Research and development	3,178.1	2,677.2	2,456.4
Acquired research	101.8	—	—
Equity income from affiliates	(474.2)	(644.7)	(685.9)
Other (income) expense, net	(81.6)	202.3	155.0

	13,434.3	11,794.1	11,250.9

Income from Continuing Operations Before Taxes	9,051.6	9,651.7	9,948.1
Taxes on Income	2,462.0	2,856.9	2,894.9

Income from Continuing Operations	6,589.6	6,794.8	7,053.2
Income from Discontinued Operations, Net of Taxes	241.3	354.7	228.6

Net Income	$6,830.9	$7,149.5	$7,281.8

Basic Earnings per Common Share
Continuing Operations	$2.95	$3.01	$3.08
Discontinued Operations	.11	.16	.10

Net Income	$3.05 *	$3.17	$3.18

Earnings per Common Share Assuming Dilution
Continuing Operations	$2.92	$2.98	$3.04
Discontinued Operations	.11	.16	.10

Net Income	$3.03	$3.14	$3.14

*Amount does not add as a result of rounding.

Consolidated Statement of Retained Earnings
Merck & Co., Inc. and Subsidiaries
Years Ended December 31
($ in millions)

	2003	2002	2001

Balance, January 1	$35,434.9	$31,489.6	$27,363.9

Net Income	6,830.9	7,149.5	7,281.8
Common Stock Dividends Declared	(3,264.7)	(3,204.2)	(3,156.1)
Spin-off of Medco Health	(4,859.1)	—	—

Balance, December 31	$34,142.0	$35,434.9	$31,489.6

Consolidated Statement of Comprehensive Income
Merck & Co., Inc. and Subsidiaries
Years Ended December 31
($ in millions)

	2003	2002	2001

Net Income	$6,830.9	$7,149.5	$7,281.8

Other Comprehensive Income (Loss)
Net unrealized (loss) gain on derivatives, net of tax and net income realization	(21.3)	(20.0)	7.3
Net unrealized (loss) gain on investments, net of tax and net income realization	(46.3)	73.1	11.1
Minimum pension liability, net of tax	231.9	(162.5)	(38.6)

	164.3	(109.4)	(20.2)

Comprehensive Income	$6,995.2	$7,040.1	$7,261.6

The accompanying notes are an integral part of these consolidated financial statements.

Merck & Co., Inc. Annual Report 2003

Consolidated Balance Sheet
Merck & Co., Inc. and Subsidiaries
December 31
($ in millions)

	2003	2002

Assets
Current Assets
Cash and cash equivalents	$1,201.0	$2,243.0
Short-term investments	2,972.0	2,728.2
Accounts receivable	4,023.6	5,423.4
Inventories	2,554.7	2,964.3
Prepaid expenses and taxes	775.9	1,027.5

Total current assets	11,527.2	14,386.4

Investments	7,941.2	7,255.1

Property, Plant and Equipment (at cost)
Land	356.7	336.9
Buildings	8,016.9	7,336.5
Machinery, equipment and office furnishings	11,018.2	10,883.6
Construction in progress	1,901.9	2,426.6

	21,293.7	20,983.6
Less allowance for depreciation	7,124.7	6,788.0

	14,169.0	14,195.6

Goodwill	1,085.4	4,127.0

Other Intangibles, Net	864.0	3,114.0

Other Assets	5,000.7	4,483.1

	$40,587.5	$47,561.2

Liabilities and Stockholders’ Equity
Current Liabilities
Loans payable and current portion of long-term debt	$1,700.0	$3,669.8
Trade accounts payable	735.2	2,413.3
Accrued and other current liabilities	3,772.8	3,365.6
Income taxes payable	2,538.9	2,118.1
Dividends payable	822.7	808.4

Total current liabilities	9,569.6	12,375.2

Long-Term Debt	5,096.0	4,879.0

Deferred Income Taxes and Noncurrent Liabilities	6,430.3	7,178.2

Minority Interests	3,915.2	4,928.3

Stockholders’ Equity
Common stock, one cent par value
Authorized - 5,400,000,000 shares
Issued – 2,976,230,393 shares - 2003 – 2,976,198,757 shares - 2002	29.8	29.8
Other paid-in capital	6,956.6	6,943.7
Retained earnings	34,142.0	35,434.9
Accumulated other comprehensive income (loss)	65.5	(98.8)

	41,193.9	42,309.6
Less treasury stock, at cost 754,466,884 shares - 2003 731,215,507 shares - 2002	25,617.5	24,109.1

Total stockholders’ equity	15,576.4	18,200.5

	$40,587.5	$47,561.2

The accompanying notes are an integral part of this consolidated financial statement.

Merck & Co., Inc. Annual Report 2003

Consolidated Statement of Cash Flows
Merck & Co., Inc. and Subsidiaries
Years Ended December 31
($ in millions)

	2003	2002	2001

Cash Flows from Operating Activities of Continuing Operations
Net income	$6,830.9	$7,149.5	$7,281.8
Less: Income from discontinued operations, net of taxes	(241.3)	(354.7)	(228.6)

Income from continuing operations	6,589.6	6,794.8	7,053.2
Adjustments to reconcile income from continuing operations to net cash provided by operating activities of continuing operations:
Acquired research	101.8	—	—
Depreciation and amortization	1,314.2	1,231.2	1,132.5
Deferred income taxes	131.7	387.5	455.8
Other	(199.9)	(116.9)	(352.0)
Net changes in assets and liabilities:
Accounts receivable	320.9	130.2	45.1
Inventories	(435.3)	(41.5)	(384.9)
Trade accounts payable	(21.6)	325.4	(15.6)
Accrued and other current liabilities	505.4	97.0	84.9
Income taxes payable	494.1	459.9	540.7
Noncurrent liabilities	(255.3)	(359.9)	(475.9)
Other	(119.1)	(197.1)	259.5

Net Cash Provided by Operating Activities of Continuing Operations	8,426.5	8,710.6	8,343.3

Cash Flows from Investing Activities of Continuing Operations
Capital expenditures	(1,915.9)	(2,128.1)	(2,401.8)
Purchase of securities, subsidiaries and other investments	(61,586.9)	(37,443.6)	(34,572.1)
Proceeds from sale of securities, subsidiaries and other investments	60,823.4	35,807.4	33,192.7
Acquisitions of Banyu shares	(1,527.8)	—	—
Other	(25.0)	(3.7)	(115.4)

Net Cash Used by Investing Activities of Continuing Operations	(4,232.2)	(3,768.0)	(3,896.6)

Cash Flows from Financing Activities of Continuing Operations
Net change in short-term borrowings	(2,347.2)	(508.4)	259.8
Proceeds from issuance of debt	1,300.3	2,618.5	1,694.4
Payments on debt	(736.2)	(2,504.9)	(10.7)
Purchase of treasury stock	(2,034.1)	(2,091.3)	(3,890.8)
Dividends paid to stockholders	(3,250.4)	(3,191.6)	(3,145.0)
Proceeds from exercise of stock options	388.2	318.3	300.6
Other	(148.5)	(172.5)	(279.2)

Net Cash Used by Financing Activities of Continuing Operations	(6,827.9)	(5,531.9)	(5,070.9)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	155.7	113.2	(89.2)

Discontinued Operations
Net cash provided by Medco Health	248.0	575.1	320.6
Dividend received from Medco Health, net of intercompany settlements and cash transferred	1,187.9	—	—

Net Cash Provided by Discontinued Operations	1,435.9	575.1	320.6

Net (Decrease) Increase in Cash and Cash Equivalents	(1,042.0)	99.0	(392.8)
Cash and Cash Equivalents at Beginning of Year	2,243.0	2,144.0	2,536.8

Cash and Cash Equivalents at End of Year	$1,201.0	$2,243.0	$2,144.0

The accompanying notes are an integral part of this consolidated financial statement.

Merck & Co., Inc. Annual Report 2003

Notes to Consolidated
Financial Statements
Merck & Co., Inc. and Subsidiaries
($ in millions except per share amounts)

1.     Nature of Operations

Merck is a global research-driven pharmaceutical products company that discovers, develops, manufactures and markets a broad range of innovative products to improve human and animal health, directly and through its joint ventures. The Company’s products include therapeutic and preventive agents, generally sold by prescription, for the treatment of human disorders.

      On August 19, 2003, Merck completed the spin-off of Medco Health Solutions, Inc. (Medco Health). Following the spin-off, the Company’s prior period Consolidated Statements of Income and Cash Flows and related disclosures have been restated to present the results of Medco Health separately as discontinued operations. The December 31, 2002 Consolidated Balance Sheet and prior period Consolidated Statements of Retained Earnings and Comprehensive Income and related disclosures have not been restated. As a result of the spin-off, product sales now reflect sales to Medco Health as third-party sales based upon the net selling price from Merck to Medco Health.

2.     Summary of Accounting Policies

Principles of Consolidation — The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. Controlling interest is determined by majority ownership interest and the absence of substantive third-party participating rights. For those consolidated subsidiaries where Merck ownership is less than 100%, the outside stockholders’ interests are shown as Minority interests. Investments in affiliates over which the Company has significant influence but not a controlling interest, such as interests in entities owned equally by the Company and a third party that are under shared control, are carried on the equity basis.

Foreign Currency Translation — The U.S. dollar is the functional currency for the Company’s foreign subsidiaries.

Cash and Cash Equivalents — Cash equivalents are comprised of certain highly liquid investments with original maturities of less than three months.

Inventories — Substantially all domestic pharmaceutical inventories are valued at the lower of last-in, first-out (LIFO) cost or market for both book and tax purposes. Foreign pharmaceutical inventories are valued at the lower of first-in, first-out (FIFO) cost or market. Inventories consist of currently marketed products and certain products awaiting regulatory approval. In evaluating the realizable value of inventory of products awaiting regulatory approval, the Company considers the probability that revenue will be obtained from the future sale of the related inventory together with the status of the product within the regulatory approval process.

Investments — Investments classified as available-for-sale are reported at fair value, with unrealized gains or losses, to the extent not hedged, reported net of tax and minority interests, in Accumulated other comprehensive income. Investments in debt securities classified as held-to-maturity, consistent with management’s intent, are reported at cost. Impairment losses are charged to Other (income) expense, net, for other-than-temporary declines in fair value. The Company considers available evidence in evaluating potential impairment of its investments, including the duration and extent to which fair value is less than cost and the Company’s ability and intent to hold the investment.

Revenue Recognition — Revenues from sales of products are recognized when title and risk of loss passes to the customer. Revenues are recorded net of provisions for rebates, discounts and returns, which are established at the time of sale.

Depreciation — Depreciation is provided over the estimated useful lives of the assets, principally using the straight-line method. For tax purposes, accelerated methods are used. The estimated useful lives primarily range from 10 to 50 years for Buildings, and from 3 to 15 years for Machinery, equipment and office furnishings.

Goodwill and Other Intangibles — Goodwill represents the excess of acquisition costs over the fair value of net assets of businesses purchased. Effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (FAS 142), which addresses the recognition and measurement of goodwill and other intangibles subsequent to a business combination. In accordance with FAS 142, goodwill associated with acquisitions subsequent to June 30, 2001 was not amortized. (See Note 3.) Effective January 1, 2002, goodwill existing at June 30, 2001 is not amortized, but rather, assigned to reporting units within the Company’s segments and evaluated for impairment on at least an annual basis, using a fair value based test. Had amortization expense for goodwill not been recorded in 2001, reported income from continuing operations would have increased by $24.4 million ($.01 for both basic earnings per common share from continuing operations and earnings per common share assuming dilution from continuing operations), and reported net income would have increased by $132.5 million ($.06 for both basic earnings per common share and earnings per common share assuming dilution).

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

Merck & Co., Inc. Annual Report 2003

Stock-Based Compensation — Employee stock-based compensation is recognized using the intrinsic value method. Generally, employee stock options are granted to purchase shares of Company stock at the fair market value at the time of grant. Accordingly, no compensation expense is recognized for the Company’s stock-based compensation plans other than for its employee performance-based awards and options granted to employees of certain equity method investees, the total of which is not significant.

     The effect on net income and earnings per common share if the Company had applied the fair value method for recognizing employee stock-based compensation is as follows:

Years Ended December 31	2003	2002	2001

Net income, as reported	$6,830.9	$7,149.5	$7,281.8
Compensation expense, net of tax:
Reported	4.9	1.2	(0.1)
Fair value method	(559.4)	(487.9)	(400.9)

Pro forma net income	$6,276.4	$6,662.8	$6,880.8

Earnings per common share from continuing operations:
Assuming dilution - as reported	$2.92	$2.98	$3.04
Assuming dilution - pro forma	$2.73	$2.81	$2.90
Earnings per common share:
Basic - as reported	$3.05	$3.17	$3.18
Basic - pro forma	$2.81	$2.95	$3.01
Assuming dilution - as reported	$3.03	$3.14	$3.14
Assuming dilution - pro forma	$2.79	$2.93	$2.96

     In connection with the Medco Health spin-off, options granted to Medco Health employees prior to February 2002 and some options granted after February 2002 became fully vested in accordance with the original terms of the grants. As a result, pro forma compensation expense in 2003 reflects the accelerated vesting of these options. In addition, certain stock options granted to Medco Health employees in 2002 and 2003 were converted to Medco Health options with terms and amounts that maintained the option holders’ positions. Therefore, pro forma compensation expense for these options is reflected only through the date of the spin-off.

     The average fair value of employee and non-employee director options granted during 2003, 2002 and 2001 was $12.54, $17.53 and $25.42, respectively. This fair value was estimated using the Black-Scholes option-pricing model based on the weighted average market price at grant date of $50.07 in 2003, $61.16 in 2002 and $79.10 in 2001 and the following weighted average assumptions:

Years Ended December 31	2003	2002	2001

Dividend yield	2.7%	2.3%	1.7%
Risk-free interest rate	2.9%	4.3%	4.8%
Volatility	31%	31%	29%
Expected life (years)	5.8	5.7	6.7

Use of Estimates — The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States (GAAP) and, accordingly, include certain amounts that are based on management’s best estimates and judgments. Estimates are used in determining such items as provisions for rebates, discounts and returns, and income taxes, depreciable and amortizable lives, pension and other postretirement benefit plan assumptions, and amounts recorded for contingencies, environmental liabilities and other reserves. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates.

Reclassifications — Certain reclassifications have been made to prior year amounts to conform with current year presentation.

3.     Acquisitions, Discontinued Operations and Restructuring

In January 2003, the Company, through its wholly owned subsidiary, MSD (Japan) Co., Ltd., launched a tender offer to acquire the remaining 49% of the common shares of Banyu Pharmaceutical Co., Ltd. (Banyu) that it did not already own. In March 2003, the Company received tenders for 116.5 million shares, bringing its ownership to 95.2% of outstanding Banyu common shares, for a purchase price approximating $1.4 billion. In October 2003, the Company completed a second tender offer for all remaining shares in Banyu, bringing Merck’s ownership to 99.4% of outstanding Banyu common shares. This offer was made for a purchase price approximating $142.7 million. The acquisitions allow the Company to further enhance its position in the Japanese market, which is the world’s second-largest pharmaceutical market.

     The Company’s acquisitions of the Banyu shares were accounted for under the purchase method and, accordingly, 95.2% and 99.4% of Banyu’s results of operations have been included in the Company’s consolidated results of operations since March 12, 2003 and October 27, 2003, respectively. Pro forma information is not provided as the impact of the transactions does not have a material effect on the Company’s consolidated results of operations. The aggregate purchase price was allocated based upon the fair values of the portion of assets and liabilities acquired. The allocation of the aggregate purchase price resulted in the reversal of $1.0 billion of minority interest liability and recognition of $332.0 million in other intangibles, $240.5 million in goodwill, $153.0 million in deferred income tax liabilities and $34.5 million in other net assets, principally property, plant and equipment. Other intangibles included $301.1 million of in-line product rights having a 10-year weighted average useful life and $30.9 million representing a 20-year life tradename. In connection with the transactions, the Company also recorded charges of $101.8 million for acquired

Merck & Co., Inc. Annual Report 2003

research associated with products in development for which, at the acquisition date, technological feasibility had not been established and no alternative future use existed. Approximately $64.0 million of the total acquired research charge related to Merck products that Banyu is developing for sale in the Japanese market, the most significant of which is Vioxx. For any of these products, Merck can choose not to exclusively license the rights to Banyu and, in that event, generally would reimburse Banyu for its associated research and development expenditures. Accordingly, these products were valued using a cost approach, adjusted to reflect the probability of regulatory approval. The remaining portion of the acquired research charge represents Banyu-developed product candidates. The fair value of each product was determined based upon the present value of projected future cash flows utilizing an income approach reflecting the appropriate risk-adjusted discount rate based on the applicable product’s stage of completion and its probability of technical and marketing success.

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

     On August 19, 2003, Merck completed the spin-off of Medco Health. The spin-off was effected by way of a pro rata dividend to Merck stockholders. Holders of Merck common stock at the close of business on August 12, 2003, received a dividend of .1206 shares of Medco Health common stock for every one share of Merck common stock held on that date. No fractional shares of Medco Health common stock were issued. Shareholders entitled to a fractional share of Medco Health common stock in the distribution received the cash value instead. Based on a letter ruling Merck received from the U.S. Internal Revenue Service, receipt of Medco Health shares in the distribution was tax-free for U.S. federal income tax purposes, but any cash received in lieu of fractional shares was taxable.

     Prior to the spin-off, Merck received a $2.0 billion dividend from Medco Health and Merck paid $564.7 million in settlement of the net intercompany payable to Medco Health. In addition, at the date of the spin-off, $247.4 million of cash and cash equivalents were included in the net assets of Medco Health that were spun off.

     Summarized financial information for discontinued operations is as follows:

Years Ended December 31	2003*	2002	2001

Total net revenues	$20,328.7	$30,344.5	$26,516.7
Income before taxes	369.6	561.9	454.5
Taxes on income	128.3	207.2	225.9

*Includes operations up through August 19, 2003.

     The following is a summary of the assets and liabilities of discontinued operations that were spun off:

August 19,
2003

Assets
Cash and cash equivalents	$247.4
Other current assets	2,728.4
Property, plant and equipment, net	816.3
Goodwill	3,310.2
Other intangibles, net	2,351.9
Other assets	138.4

$9,592.6

Liabilities
Current liabilities	$2,176.2
Long-term debt	1,362.3
Deferred income taxes	1,195.0

$4,733.5

Net Assets Transferred	$4,859.1

     In 2003, the Company accelerated its efforts to fundamentally lower its cost structure through Company-wide initiatives. In October 2003, the Company announced the reduction of 4,400 positions, which is expected to be completed in 2004. Approximately 3,200 positions had been eliminated as of December 31, 2003. The Company recorded restructuring costs of $194.6 million in Marketing and administrative expense in 2003, of which $101.8 million related to employee severance benefits, $86.0 million related to curtailment, settlement and termination charges on the Company’s pension and other postretirement benefit plans (see Note 13) and $6.8 million related to a modification in the terms of certain employees’ stock option grants. Payments for employee severance benefits were $23.5 million in 2003, leaving a remaining accrued balance of $78.3 million as of December 31, 2003. Additional restructuring costs are expected to be incurred in 2004.

Merck & Co., Inc. Annual Report 2003

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

     While maintaining a 1% limited partner interest in AZLP, Merck has consent and protective rights intended to preserve its business and economic interests, including restrictions on the power of the general partner to make certain distributions or dispositions. Furthermore, in limited events of default, additional rights will be granted to the Company, including powers to direct the actions of, or remove and replace, the Partnership’s chief executive officer and chief financial officer. Merck earns ongoing revenue based on sales of current and future KBI products and such revenue was $1.9 billion, $1.5 billion and $1.9 billion in 2003, 2002 and 2001, respectively, primarily relating to sales of Nexium and Prilosec. In addition, Merck earns certain Partnership returns, which are recorded in Equity income from affiliates. Such returns include a priority return provided for in the Partnership Agreement, variable returns based, in part, upon sales of certain former Astra USA, Inc. products, and a preferential return representing Merck’s share of undistributed AZLP GAAP earnings. These returns aggregated $391.5 million, $640.2 million and $642.8 million in 2003, 2002 and 2001, respectively. The decrease in 2003 is attributable to a reduction in the preferential return, primarily resulting from the impact of generic competition for Prilosec. The AstraZeneca merger triggers a partial redemption of Merck’s limited partnership interest in 2008. Upon this redemption, AZLP will distribute to KBI an amount based primarily on a multiple of Merck’s average annual variable returns derived from sales of the former Astra USA, Inc. products for the three years prior to the redemption (the Limited Partner Share of Agreed Value).

     In conjunction with the 1998 restructuring, for a payment of $443.0 million, which was deferred, Astra purchased an option (the Asset Option) to buy Merck’s interest in the KBI products, excluding the gastrointestinal medicines Nexium and Prilosec. The Asset Option is exercisable in 2010 at an exercise price equal to the net present value as of March 31, 2008 of projected future pretax revenue to be received by the Company from the KBI products (the Appraised Value). Merck also has the right to require Astra to purchase such interest in 2008 at the Appraised Value. In addition, the Company granted Astra an option to buy Merck’s common stock interest in KBI at an exercise price based on the net present value of estimated future net sales of Nexium and Prilosec. This option is exercisable two years after Astra’s purchase of Merck’s interest in the KBI products.

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

     In 1989, Merck formed a joint venture with Johnson & Johnson to develop and market a broad range of nonprescription medicines for U.S. consumers. This 50% owned venture was expanded into Europe in 1993, and into Canada in 1996. Sales of product marketed by the joint venture were $445.8 million for 2003, $413.0 million for 2002 and $395.0 million for 2001.

     In 1994, Merck and Pasteur Mérieux Connaught (now Aventis Pasteur) established an equally-owned joint venture to market vaccines in Europe and to collaborate in the development of combination vaccines for distribution in Europe. Joint venture vaccine sales were $669.0 million for 2003, $546.4 million for 2002 and $499.6 million for 2001.

     In 1997, Merck and Rhône-Poulenc (now Aventis) combined their animal health and poultry genetics businesses to form Merial Limited (Merial), a fully integrated animal health company, which is a stand-alone joint venture, equally owned by each party. Merial provides a comprehensive range of pharmaceuticals and vaccines to enhance the health, well-being and performance of a wide range of animal species. Merial sales were $1.8 billion for 2003, $1.7 billion for 2002 and $1.6 billion for 2001.

Merck & Co., Inc. Annual Report 2003

     In 2000, the Company and Schering-Plough Corporation (Schering-Plough) entered into agreements to create separate equally-owned partnerships to develop and market in the United States new prescription medicines in the cholesterol-management and respiratory therapeutic areas. In 2001, the cholesterol-management partnership agreements were expanded to include all the countries of the world, excluding Japan. In October 2002, ezetimibe, the first in a new class of cholesterol-lowering agents, was approved in the United States as Zetia and in Germany as Ezetrol. Zetia was launched in the United States in November 2002. In 2003, following the successful completion of the European Union Mutual Recognition Procedure, Ezetrol has been launched in five European countries - Germany, the United Kingdom, Switzerland, Sweden and the Netherlands. Sales totaled $469.4 million in 2003 and $25.3 million in 2002. In September 2003, Merck/Schering-Plough Pharmaceuticals submitted a New Drug Application to the U.S. Food and Drug Administration (FDA) for Vytorin, which contains the active ingredients of both Zetia and Zocor. In November 2003, the filing was accepted by the FDA for standard review. Similar applications have been filed in other countries outside the United States.

     In January 2002, the Merck/Schering-Plough respiratory partnership reported on results of Phase III clinical trials of a fixed combination tablet containing Singulair and Claritin, Schering-Plough’s nonsedating antihistamine, which did not demonstrate sufficient added benefits in the treatment of seasonal allergic rhinitis.

     Investments in affiliates accounted for using the equity method, including the above joint ventures, totaled $2.2 billion at December 31, 2003 and 2002, respectively. These amounts are reported in Other assets. Dividends and distributions received from these affiliates were $553.4 million in 2003, $488.6 million in 2002 and $572.2 million in 2001.

5.     Financial Instruments

Upon the adoption of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133), on January 1, 2001, the Company recorded a favorable cumulative effect of accounting change of $45.5 million after tax in Other comprehensive income (loss), representing the mark to fair value of purchased local currency put options. (See Note 17.) The cumulative effect of accounting change recorded in Net income was not significant.

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

     The objective of the revenue hedging program is to reduce the potential for longer-term unfavorable changes in foreign exchange to decrease the U.S. dollar value of future cash flows derived from foreign currency denominated sales, primarily the euro and Japanese yen. To achieve this objective, the Company will partially hedge anticipated third-party sales that are expected to occur over its planning cycle, typically no more than three years into the future. The Company will layer in hedges over time, increasing the portion of sales hedged as it gets closer to the expected date of the transaction, such that it is probable that the hedged transaction will occur. The portion of sales hedged is based on assessments of cost-benefit profiles that consider natural offsetting exposures, revenue and exchange rate volatilities and correlations, and the cost of hedging instruments. The hedged anticipated sales are a specified component of a portfolio of similarly denominated foreign currency-based sales transactions, each of which responds to the hedged risk in the same manner. Merck manages its anticipated transaction exposure principally with purchased local currency put options, which provide the Company with a right, but not an obligation, to sell foreign currencies in the future at a predetermined price. If the U.S. dollar strengthens relative to the currency of the hedged anticipated sales, total changes in the options’ cash flows fully offset the decline in the expected future U.S. dollar cash flows of the hedged foreign currency sales. Conversely, if the U.S. dollar weakens, the options’ value reduces to zero, but the Company benefits from the increase in the value of the anticipated foreign currency cash flows.

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

     The primary objective of the balance sheet risk management program is to protect the U.S. dollar value of foreign currency denominated net monetary assets from the effects of volatility in foreign exchange that might occur prior to their conversion to U.S. dollars. Merck principally utilizes forward exchange contracts, which enable the Company to buy and sell foreign currencies in the future at fixed exchange rates and economically offset the consequences of changes in foreign exchange on the amount of U.S. dollar cash flows derived from the net assets. Merck routinely enters into contracts to fully offset the effects of exchange on exposures

Merck & Co., Inc. Annual Report 2003

denominated in developed country currencies, primarily the euro and Japanese yen. For exposures in developing country currencies, the Company will enter into forward contracts on a more limited basis, and only when it is deemed economical to do so based on a cost-benefit analysis that considers the magnitude of the exposure and the volatility of the exchange rate. The Company will also minimize the effect of exchange on monetary assets and liabilities by managing operating activities and net asset positions at the local level.

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

     The Company also uses forward contracts to hedge the changes in fair value of certain foreign currency denominated available-for-sale securities attributable to fluctuations in foreign currency exchange rates. Changes in the fair value of the hedged securities due to fluctuations in spot rates are offset in Other (income) expense, net, by the fair value changes in the forward contracts attributable to spot rate fluctuations. Hedge ineffectiveness was not material during 2003 and 2002. Changes in the contracts’ fair value due to spot-forward differences are excluded from the designated hedge relationship and recognized in Other (income) expense, net. These amounts were not significant for the years ended December 31, 2003 and 2002.

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

     In 2003, the Company entered into a ten-year $500.0 million notional amount pay-floating, receive-fixed interest rate swap contract designated as a hedge of the fair value changes in $500.0 million of ten-year fixed rate notes attributable to changes in the benchmark London Interbank Offered Rate (LIBOR) swap rate. In 2001, the Company entered into similar five-year and three-year $500.0 million notional amount pay-floating, receive-fixed interest rate swap contracts designated as fair value hedges of $500.0 million each of five-year and three-year fixed rate notes. The swaps effectively convert the fixed-rate obligations to floating-rate instruments. The fair value changes in the notes are fully offset in interest expense by the fair value changes in the swap contracts.

     The Company is also a party to a seven-year combined interest rate and currency swap contract entered into in 1997, which converts a variable rate foreign currency denominated investment to a variable rate U.S. dollar investment. The interest rate component of the swap is not designated as a hedge. The currency swap component is designated as a hedge of the changes in fair value of the investment attributable to exchange. Accordingly, changes in the fair value of the investment due to fluctuations in spot rates are offset in Other (income) expense, net, by fair value changes in the currency swap. Hedge ineffectiveness was not significant during 2003 and 2002.

     The fair values of these contracts are reported in Accounts receivable, Other assets, Accrued and other current liabilities, or Deferred income taxes and noncurrent liabilities.

Fair Value of Financial Instruments

Summarized below are the carrying values and fair values of the Company’s financial instruments at December 31, 2003 and 2002. Fair values were estimated based on market prices, where available, or dealer quotes.

	2003		2002

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Assets
Cash and cash equivalents	$1,201.0	$1,201.0	$2,243.0	$2,243.0
Short-term investments	2,972.0	2,972.0	2,728.2	2,728.2
Long-term investments	7,941.2	7,941.2	7,255.1	7,255.1
Purchased currency options	19.4	19.4	20.6	20.6
Forward exchange contracts and currency swap	7.5	7.5	48.2	48.2
Interest rate swaps	100.3	100.3	88.3	88.3

Liabilities
Loans payable and current portion of long-term debt	$1,700.0	$1,714.1	$3,669.8	$3,675.6
Long-term debt	5,096.0	5,375.7	4,879.0	5,194.8
Forward exchange contracts and currency swap	153.6	153.6	67.1	67.1

     A summary of the carrying values and fair values of the Company’s investments at December 31 is as follows:

	2003		2002

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Available-for-sale
Debt securities	$10,042.6	$10,042.6	$9,270.6	$9,270.6
Equity securities	837.5	837.5	601.0	601.0
Held-to-maturity securities	33.1	33.1	111.7	111.7

Merck & Co., Inc. Annual Report 2003

     A summary at December 31 of those gross unrealized gains and losses on the Company’s available-for-sale investments recorded, net of tax and minority interests, in AOCI is as follows:

	2003		2002

	Gross Unrealized		Gross Unrealized

	Gains	Losses	Gains	Losses

Debt securities	$71.9	$(19.3)	$196.7	$(1.7)
Equity securities	108.9	(16.9)	8.9	(89.8)

     Available-for-sale debt securities and held-to-maturity securities maturing within one year totaled $2.9 billion and $23.1 million, respectively, at December 31, 2003. Of the remaining debt securities, $6.7 billion mature within five years.

     At December 31, 2002, $433.5 million of held-to-maturity securities that matured in 2003 set off $433.5 million of 5.0% non-transferable note obligations issued by the Company that also matured in 2003.

Concentrations of Credit Risk

As part of its ongoing control procedures, the Company monitors concentrations of credit risk associated with corporate issuers of securities and financial institutions with which it conducts business. Credit risk is minimal as credit exposure limits are established to avoid a concentration with any single issuer or institution. Three drug wholesalers represented, in aggregate, approximately one-fifth of the Company’s accounts receivable at December 31, 2003. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Bad debts have been minimal. The Company does not normally require collateral or other security to support credit sales.

6.     Inventories

Inventories at December 31 consisted of:

	2003	2002

Finished goods	$552.5	$1,262.3
Raw materials and work in process	2,309.8	2,073.8
Supplies	90.5	75.7

Total (approximates current cost)	2,952.8	3,411.8
Reduction to LIFO cost	—	—

	$2,952.8	$3,411.8

Recognized as:
Inventories	$2,554.7	$2,964.3
Other assets	398.1	447.5

     Inventories valued under the LIFO method comprised approximately 51% and 39% of inventories at December 31, 2003 and 2002, respectively. Amounts recognized as Other assets consist of inventories held in preparation for product launches not expected to be sold within one year.

     The reduction in finished goods is primarily attributable to the spin-off of Medco Health in 2003.

7.     Other Intangibles

Other intangibles at December 31 consisted of:

	2003	2002

Customer relationships – Medco Health	$—	$3,172.2
Patents and product rights	1,656.3	1,355.2
Other	169.8	121.5

Total acquired cost	$1,826.1	$4,648.9

Customer relationships – Medco Health	$—	$757.3
Patents and product rights	865.4	694.4
Other	96.7	83.2

Total accumulated amortization	$962.1	$1,534.9

     Aggregate amortization expense, which is recorded in Materials and production expense and Other (income) expense, net, totaled $184.6 million in 2003, $163.7 million in 2002, and $158.4 million in 2001. The estimated aggregate amortization expense for each of the next five years is as follows: 2004, $191.4 million; 2005, $162.1 million; 2006, $141.2 million; 2007, $135.7 million; and 2008, $84.6 million.

8.     Loans Payable, Long-Term Debt and Other Commitments

Loans payable at December 31, 2003 and 2002 consisted primarily of $549.7 million and $2.9 billion, respectively, of commercial paper borrowings and $500.0 million of notes with annual interest rate resets and a final maturity in 2011. On an annual basis, the notes will either be repurchased from the holders at the option of the remarketing agent and remarketed, or redeemed by the Company. At December 31, 2003 and 2002, loans payable also reflected $296.0 million and $220.4 million, respectively, of long-dated notes that are subject to repayment at the option of the holders on an annual basis. At December 31, 2003, loans payable also included a $300.0 million variable rate borrowing due in 2004. The weighted average interest rate for all of these borrowings was 2.5% and 2.0% at December 31, 2003 and 2002, respectively.

     Long-term debt at December 31 consisted of:

	2003	2002

6.0% Astra note due 2008	$1,380.0	$1,380.0
5.3% notes due 2006	548.5	554.1
4.4% notes due 2013	526.9	—
4.1% notes due 2005	523.9	532.8
6.8% euronotes due 2005	499.8	499.7
6.4% debentures due 2028	499.1	499.1
6.0% debentures due 2028	496.6	496.4
6.3% debentures due 2026	247.4	247.3
Variable rate borrowing due 2004	—	300.0
Other	373.8	369.6

	$5,096.0	$4,879.0

Merck & Co., Inc. Annual Report 2003

     At December 31, 2003 and 2002, the Company was a party to interest rate swap contracts which effectively convert the 5.3% and 4.1% and, at December 31, 2003, the 4.4% fixed rate notes to floating rate instruments. (See Note 5.)

     Other at December 31, 2003 and 2002 consisted primarily of $332.6 million of borrowings at variable rates averaging 0.8% and 1.1%, respectively. At December 31, 2003 and 2002, $158.7 million and $106.0 million of these borrowings are subject to repayment at the option of the holders beginning in 2011 and 2010, respectively. In both years, Other also consisted of foreign borrowings at varying rates up to 7.5%.

     The aggregate maturities of long-term debt for each of the next five years are as follows: 2004, $310.9 million; 2005, $1.0 billion; 2006, $561.6 million; 2007, $9.5 million; 2008, $1.4 billion.

     Rental expense under the Company’s operating leases, net of sublease income, was $226.1 million in 2003. The minimum aggregate rental commitments under noncancellable leases are as follows: 2004, $132.9 million; 2005, $108.0 million; 2006, $68.7 million; 2007, $44.1 million; 2008, $28.3 million and thereafter, $53.5 million. The Company has no significant capital leases.

9.     Contingencies and Environmental Liabilities

The Company is involved in various claims and legal proceedings of a nature considered normal to its business, including product liability, intellectual property and commercial litigation, as well as additional matters such as antitrust actions. The Company continually evaluates its risks and assesses its insurance needs relative to market costs to obtain insurance, purchasing coverage as appropriate to provide protection against losses. The Company records accruals for contingencies when it is probable that a liability has been incurred and the amount can be reasonably estimated. These accruals are adjusted periodically as assessments change or additional information becomes available. For product liability claims, a portion of the overall accrual is actuarially determined and considers such factors as past experience, number of claims reported and estimates of claims incurred but not yet reported. Individually significant contingent losses are accrued when probable and reasonably estimable.

     Beginning in 1993, the Company was named in a number of antitrust suits, certain of which were certified as class actions, instituted by most of the nation’s retail pharmacies and consumers in several states, alleging antitrust violations. In 1994, these actions, except for those pending in state courts, were consolidated for pre-trial purposes in the federal court in Chicago, Illinois. In 1996, the Company and several other defendants settled the federal class action, which represented the single largest group of claims. Since that time, the Company has settled substantially all of the remaining cases on satisfactory terms. The Company has not engaged in any conspiracy and no admission of wrongdoing was made nor was included in any settlement agreements. While it is not feasible to predict the final outcome of the few remaining cases, in the opinion of the Company, these proceedings should not ultimately result in any liability which would have a material adverse effect on the Company’s financial position, results of operations or liquidity.

     As previously disclosed, the Company has been advised by the U.S. Department of Justice that it is investigating marketing and selling activities of the Company and other pharmaceutical manufacturers. In connection with the investigation, as previously disclosed, the government served a subpoena on the Company for the production of documents related to Company marketing and sales activities. The subpoena seeks substantially the same information as the government has previously sought. The Company will be working with the government to respond appropriately to this subpoena and other informational requests. The Company has also received a Civil Investigative Demand (CID) from the Attorney General of Texas. The CID seeks the production of documents and other information regarding the Company’s marketing and selling activities relating to Texas. The Company is working with the Texas Attorney General’s office to respond appropriately to the CID.

     As previously disclosed, the Company was joined in ongoing litigation alleging manipulation by pharmaceutical manufacturers of Average Wholesale Prices (AWP), which are sometimes used in calculations that determine public and private sector reimbursement levels. In 2002, the Judicial Panel on Multi-District Litigation ordered the transfer and consolidation of all pending federal AWP cases to federal court in Boston, Massachusetts. Plaintiffs filed one consolidated class action complaint, which aggregated the claims previously filed in various federal district court actions and also expanded the number of manufacturers to include some which, like the Company, had not been defendants in any prior pending case. In May 2003, the court granted the Company’s motion to dismiss the consolidated class action and dismissed the Company from the class action case. Subsequent to the Company’s dismissal, the plaintiffs filed an amended consolidated class action complaint, which did not name the Company as a defendant. The Company and thirty other pharmaceutical manufacturers remain defendants in three similar complaints pending in federal court in Massachusetts filed by the New York Counties of Suffolk, Rockland and Westchester. The Company believes that these lawsuits are without merit and is vigorously defending against them.

     As previously disclosed, in January 2003, the U.S. Department of Justice notified the federal court in New Orleans, Louisiana that it was not going to intervene in a pending Federal False Claims Act case that was filed under seal in December 1999 against the Company. The court issued an order unsealing the complaint, which was filed by a physician in Louisiana, and ordered that the complaint be served. The complaint alleges that the Company’s discounting of Pepcid in certain Louisiana hospitals led to increases in costs to Medicaid. The Company believes that the complaint is without merit and will vigorously defend against it.

     Federal and state lawsuits involving numerous individual claims, as well as some putative class actions, have been filed against the Company with respect to Vioxx. Some of the lawsuits also name as a defendant Pfizer Inc., which markets a competing product. Certain of the lawsuits include allegations regarding gastrointestinal bleeding, cardiovascular events and kidney damage. The lawsuits have been filed in federal courts as well as in a number of state courts. While cases in other jurisdictions are proceeding separately, the actions filed in the state courts of California and New Jersey have been transferred to a single judge in each state for coordinated proceedings. The Company anticipates that one or more of the lawsuits in various jurisdictions

Merck & Co., Inc. Annual Report 2003

may go to trial in the first half of 2004. Litigation is inherently subject to uncertainties and no assurance can be given on the outcome of any given trial. However, the Company believes that these lawsuits are without merit and will vigorously defend against them.

     A number of purported class action lawsuits have been filed by several individual shareholders in the United States District Court for the Eastern District of Louisiana naming as defendants the Company and several current or former officers of the Company, and alleging that the defendants made false and misleading statements regarding the Company’s drug Vioxx in violation of the federal securities laws. The plaintiffs request certification of a class of purchasers of the Company’s common stock between May 22, 1999 and October 22, 2003, and seek unspecified compensatory damages and the costs of suit, including attorney fees. The Company believes that these lawsuits are without merit and will vigorously defend against them.

     The Company is a party in claims brought under the Consumer Protection Act of 1987 in the United Kingdom, which allege that certain children suffer from a variety of conditions as a result of being vaccinated with various bivalent vaccines for measles and rubella and/or trivalent vaccines for measles, mumps and rubella, including the Company’s M-M-R II. Other pharmaceutical companies have also been sued. The claimants allege various adverse consequences, including autism, with or without inflammatory bowel disease, epilepsy, diabetes, encephalitis, encephalopathy and chronic fatigue syndrome. In connection with those claims, eight lead cases had been selected for a trial which was scheduled to commence in April 2004: two against the Company, and six against other pharmaceutical companies. The trial of the eight cases is initially limited to issues of causation and defect on the conditions of autistic spectrum disorders, with or without inflammatory bowel disease. In early September 2003, the Legal Services Commission announced its decision to withdraw public funding of the litigation brought by the claimants. This decision was confirmed on appeal by the Funding Review Committee on September 30, 2003. The April 2004 trial date has been vacated and the claims stayed pending the outcome of a February 2004 hearing on the judicial review of the funding withdrawal decision. The Company believes that these lawsuits are without merit and will vigorously defend against them.

     The Company is also a party to individual and class action product liability lawsuits and claims in the United States involving pediatric vaccines (i.e., hepatitis B vaccine and haemophilus influenza type b vaccine) that contained thimerosal, a preservative used in vaccines. Other defendants include vaccine manufacturers who produced pediatric vaccines containing thimerosal as well as manufacturers of thimerosal. In these actions, the plaintiffs allege, among other things, that they have suffered neurological and other injuries as a result of having thimerosal introduced into their developing bodies. The Company has been successful in having many of these cases either dismissed or stayed on the ground that the National Vaccine Injury Compensation Program (NVICP) prohibits any person from filing or maintaining a civil action seeking damages against a vaccine manufacturer for vaccine-related injuries unless a petition is first filed in the United States Court of Federal Claims. A number of similar cases (M-M-R II alone and/or thimerosal-containing vaccines) have been filed in the United States Court of Federal Claims under the NVICP for a determination first on general causation issues. The Company believes that these lawsuits and claims are without merit and will vigorously defend against them in the proceedings in which it is a party.

     From time to time, generic manufacturers of pharmaceutical products file Abbreviated New Drug Applications (ANDAs) with the FDA seeking to market generic forms of Company products prior to the expiration of relevant patents owned by the Company. Generic pharmaceutical manufacturers have submitted ANDAs to the FDA seeking to market in the United States a generic form of Fosamax, Prilosec and Vioxx prior to the expiration of the Company’s (and AstraZeneca’s in the case of Prilosec) patents concerning these products. The generic companies’ ANDAs generally include allegations of non-infringement, invalidity and unenforceability of the patents. Generic manufacturers have received FDA approval to market a generic form of Prilosec. The Company has filed patent infringement suits in federal court against companies filing ANDAs for generic alendronate and rofecoxib, and AstraZeneca and the Company have filed patent infringement suits in federal court against companies filing ANDAs for generic omeprazole. Similar patent challenges exist in certain foreign jurisdictions. The Company intends to vigorously defend its patents, which it believes are valid, against infringement by generic companies attempting to market products prior to the expiration dates of such patents. As with any litigation, there can be no assurance of the outcomes, which, if adverse, could result in significantly shortened periods of exclusivity for these products.

     A trial in the United States with respect to the alendronate daily product concluded in November 2001. In November 2002, a decision was issued by the U.S. District Court in Delaware finding the Company’s patent valid and infringed. On October 30, 2003, the U.S. Court of Appeals for the Federal Circuit affirmed the validity and infringement of the Company’s basic U.S. patent covering the use of alendronate in any form. A request for rehearing was denied. A trial in the United States involving the alendronate weekly product was held in March 2003. On August 28, 2003, the U.S. District Court in Delaware, upheld the validity of the Company’s U.S. patent covering the weekly administration of alendronate. As a result of the court’s decision, the patent is valid and infringed by Teva Pharmaceuticals USA, Inc.’s (Teva) Abbreviated New Drug Application filing. The court’s decision has been appealed by Teva.

     In January 2003, the High Court of Justice for England and Wales held that patents of the Company protecting the alendronate daily and weekly products were invalid in the United Kingdom. On November 6, 2003, the Court of Appeals of England and Wales affirmed the ruling by the High Court of Justice for England and Wales. Protection against generic companies referencing the Company’s data for weekly alendronate in the United Kingdom may be available under the provisions of the law which grant a period of exclusivity to the original submitter of such data. A generic company has sought judicial review of a decision by the Licensing Authority in the United Kingdom that it cannot rely upon the Company’s weekly alendronate data to seek approval of a generic alendronate 70 mg product until 10 years after approval of the Company’s weekly alendronate product (which was granted in 2000). The Company has been served as an interested party and intends to take appropriate action to protect its rights.

Merck & Co., Inc. Annual Report 2003

     In the case of omeprazole, the trial court in the United States rendered an opinion in October 2002 upholding the validity of the Company’s and AstraZeneca’s patents covering the stabilized formulation of omeprazole and ruling that one defendant’s omeprazole product did not infringe those patents. The other three defendants’ products were found to infringe the formulation patents. In December 2003, the U.S. Court of Appeals for the Federal Circuit affirmed the decision of the trial court. With respect to certain other generic manufacturers’ omeprazole products, no trial date has yet been set.

     In the case of rofecoxib, an ANDA has been filed including allegations of non-infringement, invalidity and unenforceability of the Company’s rofecoxib patents. As previously disclosed, the Company filed a patent infringement lawsuit in the District Court of Delaware in August 2003. Trial has been set for October 2005.

     As previously disclosed, the Company has been named as a defendant in a number of purported class action lawsuits, which have been consolidated before a single judge and in a shareholder derivative action, both of which involve claims related to the Company’s revenue recognition practice for retail copayments paid by individuals to whom Medco Health provides pharmaceutical benefits. The class action lawsuit was amended to add claims against the Company and Medco Health and certain of their officers and directors relating to rebates received by Medco Health and Medco Health’s independent status. The shareholder derivative action was amended to add Arthur Andersen LLP as a defendant and to add certain new allegations, which relate to claims that certain individual defendants breached their fiduciary duty by failing to prevent the conduct at issue in the previously disclosed Gruer Cases, discussed below, the antitrust claims pending in the Northern District of Illinois, and the qui tam actions in which the U.S. Attorney’s office for the Eastern District of Pennsylvania has intervened against Medco Health. The complaint seeks monetary damages from those Company directors who are defendants in the lawsuit in an unspecified amount as well as injunctive and other relief. As part of the spin-off of Medco Health, Medco Health assumed responsibility for a portion of potential damages or settlement payments paid, if any, in connection with this litigation. The Company believes that these lawsuits are without merit and will vigorously defend against them.

     Prior to the spin-off of Medco Health, the Company and Medco Health agreed to settle, on a class action basis, a series of lawsuits asserting violations of the Employee Retirement Income Security Act (ERISA). The Company, Medco Health and certain plaintiffs’ counsel filed the settlement agreement with the federal district court in New York, where cases commenced by a number of plaintiffs, including participants in a number of pharmaceutical benefit plans for which Medco Health is the pharmacy benefit manager, as well as trustees of such plans, have been consolidated. The proposed class settlement has been agreed to by plaintiffs in five of the cases (the Gruer Cases) filed against Medco Health and the Company. Under the proposed settlement, the Company and Medco Health have agreed to pay a total of $42.5 million, and Medco Health has agreed to modify certain business practices or to continue certain specified business practices for a period of five years. The financial compensation is intended to benefit members of the settlement class, which includes ERISA plans for which Medco Health administered a pharmacy benefit at any time since December 17, 1994. In 2003, the court preliminarily approved the settlement and has held a hearing to hear objections to the fairness of the proposed settlement from class member representatives. Currently, certain class member plans have indicated that they will not participate in the settlement. The court has not yet approved the settlement or determined the number of class member plans that have properly elected not to participate in the settlement, if approved. The settlement becomes final only if and when the district court grants final approval and all appeals have been resolved. Medco Health and the Company agreed to the proposed settlement in order to avoid the significant cost and distraction of protracted litigation.

     The Gruer Cases, which are similar to claims pending against other pharmaceutical benefit managers, alleged that Medco Health was an ERISA “fiduciary” and that the Company was a “party-in-interest” within the meaning of ERISA. The plaintiffs asserted that the Company and Medco Health had breached duties and engaged in “prohibited transactions” as a result of filling prescriptions with the Company’s drugs to increase the Company’s market share, among other things. The plaintiffs demanded that Medco Health and the Company disgorge any unlawfully obtained profits and other relief.

     In addition, among the cases consolidated in New York, one plaintiff has also alleged, based on essentially the same factual allegations as the Gruer Cases, that Medco Health and the Company have violated federal and state racketeering laws. A different plaintiff, seeking to represent California citizens, has alleged that Medco Health and the Company have violated California unfair competition law. An attorney for one of the plaintiffs has indicated that it may assert claims against Medco Health, the Company and others to allege violations of the Sherman Act, the Clayton Act and various state antitrust laws based on alleged conspiracies to suppress price competition and unlawful combinations allegedly resulting in higher pharmaceutical prices.

     After the spin-off of Medco Health, Medco Health assumed substantially all of the liability exposure for the matters discussed in the foregoing three paragraphs. The Company believes that these cases, which are being defended by Medco Health, are without merit.

     There are various other legal proceedings, principally product liability and intellectual property suits involving the Company, which are pending. While it is not feasible to predict the outcome of these proceedings or the proceedings discussed above, in the opinion of the Company, all such proceedings are either adequately covered by insurance or, if not so covered, should not ultimately result in any liability that would have a material adverse effect on the financial position, liquidity or results of operations of the Company. In addition, from time to time, federal or state regulators seek information about practices in the pharmaceutical industry. While it is not feasible to predict the outcome of any requests for information, the Company does not expect such inquiries to have a material adverse effect on the financial position, liquidity or results of operations of the Company.

Merck & Co., Inc. Annual Report 2003

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

     In management’s opinion, the liabilities for all environmental matters that are probable and reasonably estimable have been accrued and totaled $158.1 million and $189.7 million at December 31, 2003 and 2002, respectively. These liabilities are undiscounted, do not consider potential recoveries from insurers or other parties and will be paid out over the periods of remediation for the applicable sites, which are expected to occur primarily over the next 15 years. Although it is not possible to predict with certainty the outcome of these matters, or the ultimate costs of remediation, management does not believe that any reasonably possible expenditures that may be incurred in excess of the liabilities accrued should exceed $100.0 million in the aggregate. Management also does not believe that these expenditures should result in a material adverse effect on the Company’s financial position, results of operations, liquidity or capital resources for any year.

10. Preferred Stock of Subsidiary Companies

In 2000, a wholly owned subsidiary of the Company issued $1.5 billion par value of variable rate preferred units. The units are redeemable at par value plus accrued dividends at the option of the issuer at any time. In addition, if the credit ratings on the Company’s unsecured senior debt obligations fall below specified levels, the likelihood of which the Company believes is remote, the holders of the preferred units would have the ability to require the redemption of the preferred units. Because the preferred securities are held at the subsidiary level, they are included in Minority interests in the consolidated financial statements.

     In connection with the 1998 restructuring of AMI (see Note 4), the Company assumed a $2.4 billion par value preferred stock obligation with a dividend rate of 5% per annum, which is carried by KBI and included in Minority interests. While a small portion of the preferred stock carried by KBI is convertible into KBI common shares, none of the preferred securities are convertible into the Company’s common shares and, therefore, they are not included as common shares issuable for purposes of computing Earnings per common share assuming dilution. (See Note 16.)

11. Stockholders’ Equity

Other paid-in capital increased by $12.9 million, $36.5 million and $641.4 million in 2003, 2002 and 2001, respectively. The increase in 2001 includes $615.3 million resulting from shares issued and equivalent employee stock options assumed in connection with the Rosetta acquisition. (See Note 3.) The remaining increases primarily reflect the impact of shares issued upon exercise of stock options and related income tax benefits.

     A summary of treasury stock transactions (shares in millions) is as follows:

	2003		2002		2001

	Shares	Cost	Shares	Cost	Shares	Cost

Balance, Jan. 1	731.2	$24,109.1	703.4	$22,387.1	660.8	$18,857.8
Purchases	39.0	2,034.1	39.2	2,091.3	54.5	3,890.8
Issuances(1)	(15.7)	(525.7)	(11.4)	(369.3)	(11.9)	(361.5)

Balance, Dec. 31	754.5	$25,617.5	731.2	$24,109.1	703.4	$22,387.1

(1) Issued primarily under stock option plans.

     At December 31, 2003 and 2002, 10 million shares of preferred stock, without par value, were authorized; none were issued.

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

     In connection with the Medco Health spin-off in 2003, the number and exercise prices of outstanding options were proportionately adjusted to maintain the option holders’ positions before and after the spin-off. As a result of the adjustment, the number of outstanding options increased by 12.6 million shares and the average exercise price decreased by approximately $3.22. In addition, certain stock options granted to Medco Health employees in 2002 and 2003 were converted to Medco Health options with terms and amounts that maintained the option holders’ positions. In

Merck & Co., Inc. Annual Report 2003

connection with Merck’s acquisition of Rosetta in 2001, stock options outstanding on the acquisition date were converted into options to purchase shares of Company common stock with equivalent value.

     Summarized information relative to the Company’s stock option plans (shares in thousands) is as follows:

	Number	Average
	of Shares	Price (1)

Outstanding at December 31, 2000	176,376.7	$50.75
Granted	36,767.6	79.12
Exercised	(11,604.4)	25.90
Forfeited	(5,021.0)	68.78
Equivalent options assumed	681.8	30.78

Outstanding at December 31, 2001	197,200.7	56.98
Granted	37,809.4	61.18
Exercised	(11,048.3)	28.82
Forfeited	(5,852.5)	69.20

Outstanding at December 31, 2002	218,109.3	58.80
Granted	32,595.7	52.74
Exercised	(15,482.2)	25.07
Forfeited or converted(2)	(11,970.7)	63.18
Medco Health spin-off adjustment	12,626.2	(3.22)

Outstanding at December 31, 2003	235,878.3	$56.80

(1) Weighted average exercise price.

(2) Includes 4.8 million options that were converted to Medco Health options.

     The number of shares and average price of options exercisable at December 31, 2003, 2002 and 2001 were 101.4 million shares at $47.47, 70.7 million shares at $35.97 and 55.1 million shares at $27.09, respectively. At December 31, 2003 and 2002, 120.4 million shares and 46.0 million shares, respectively, were available for future grants under the terms of these plans.

     Summarized information about stock options outstanding and exercisable at December 31, 2003 (shares in thousands) is as follows:

	Outstanding			Exercisable
Exercise
Price	Number	Average	Average	Number	Average
Range	of Shares	Life(1)	Price(2)	of Shares	Price(2)

Under $15	4,447.4	3.14	$12.84	4,447.4	$12.84
$15 to 25	12,137.9	1.05	18.69	12,089.0	18.68
$25 to 40	14,206.4	2.20	31.10	14,155.2	31.10
$40 to 50	53,607.9	6.77	48.39	21,643.8	46.40
$50 to 65	89,593.2	6.26	60.09	39,055.5	59.80
$65 to 80	60,637.7	5.97	75.65	9,487.6	74.24
Over $80	1,247.8	4.81	86.04	554.2	86.97

	235,878.3			101,432.7

(1) Weighted average contractual life remaining in years.

(2) Weighted average exercise price.

13.     Pension and Other Postretirement Benefit Plans

The Company has defined benefit pension plans covering eligible employees in the United States and in certain of its international subsidiaries. Pension benefits in the United States are based on a formula that considers final average pay and years of credited service. In addition, the Company provides medical, dental and life insurance benefits, principally to its eligible U.S. retirees and similar benefits to their dependents, through its other postretirement benefit plans. The Company uses a December 31 measurement date for all of its U.S. pension and other postretirement benefit plans.

     The effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) are not recognized in net cost, benefit obligation and related disclosures for the U.S. other postretirement benefit plans. Specific authoritative guidance on the accounting for the federal subsidy under the Act is pending and that guidance, when issued, could require the Company to change previously reported information.

     In 2003 and 2002, the Company changed participant contributions and the service recognized for eligibility for its other postretirement benefit plans. These amendments reduced the benefit obligation by $134.8 million in 2002 and generated curtailment gains of $10.2 million and $54.2 million in 2003 and 2002, respectively.

     In addition, the Company recorded a settlement loss of $28.3 million on its pension plans and a curtailment loss of $11.7 million on its other postretirement benefit plans in 2003 resulting from reductions in employment levels primarily in connection with restructuring activities. The Company also recorded termination charges of $37.9 million on its pension plans and $8.1 million on its other postretirement benefit plans related to expanded eligibility for certain employees exiting under the restructuring action. (See Note 3.)

     The net cost for the Company’s pension plans consisted of the following components:

Years Ended December 31	2003	2002	2001

Service cost	$263.4	$218.8	$178.4
Interest cost	260.6	229.9	214.0
Expected return on plan assets	(341.2)	(314.3)	(282.2)
Net amortization	115.9	49.1	27.9
Settlements	28.3	—	—
Termination benefits	37.9	—	—

Net pension cost	$364.9	$183.5	$138.1

     The net pension cost attributable to U.S. plans included in the above table was $264.8 million in 2003, $108.0 million in 2002 and $70.8 million in 2001.

Merck & Co., Inc. Annual Report 2003

     The net cost of postretirement benefits other than pensions consisted of the following components:

Years Ended December 31	2003	2002	2001

Service cost	$68.3	$46.6	$43.5
Interest cost	90.4	71.4	74.0
Expected return on plan assets	(62.0)	(78.6)	(84.6)
Net amortization	28.0	(11.7)	(14.0)
Curtailments	1.5	(54.2)	—
Termination benefits	8.1	—	—

Net postretirement benefit cost	$134.3	$(26.5)	$18.9

     The cost of health care and life insurance benefits for active employees was $273.0 million in 2003, $241.7 million in 2002 and $220.6 million in 2001.

     Summarized information about the changes in plan assets and benefit obligation is as follows:

			Other
			Postretirement
	Pension Benefits		Benefits

	2003	2002	2003	2002

Fair value of plan assets at January 1	$3,105.4	$2,864.5	$678.8	$796.9
Actual return on plan assets	1,033.3	(236.6)	223.7	(113.3)
Company contributions	641.3	720.7	63.5	7.3
Benefits paid from plan assets	(425.3)	(268.7)	(16.5)	(12.1)
Discontinued operations	(80.5)	28.0	—	—
Other	8.5	(2.5)	—	—

Fair value of plan assets at December 31	$4,282.7	$3,105.4	$949.5	$678.8

Benefit obligation at January 1	$4,410.1	$3,611.8	$1,329.6	$1,154.6
Service cost	263.4	218.8	68.3	46.6
Interest cost	260.6	229.9	90.4	71.4
Actuarial losses	624.0	619.1	486.9	204.1
Benefits paid	(466.0)	(287.2)	(58.2)	(55.6)
Plan amendments	27.3	9.3	—	(134.8)
Curtailments	—	—	19.4	—
Termination benefits	37.9	—	8.1	—
Discontinued operations	(85.2)	23.4	(104.1)	43.3
Other	(0.2)	(15.0)	—	—

Benefit obligation at December 31	$5,071.9	$4,410.1	$1,840.4	$1,329.6

     The fair value of U.S. pension plan assets included in the preceding table was $2.7 billion in 2003 and $2.0 billion in 2002. The pension benefit obligation of U.S. plans included in this table was $3.2 billion in 2003 and $3.0 billion in 2002.

     A reconciliation of the plans’ funded status to the net asset (liability) recognized at December 31 is as follows:

			Other
			Postretirement
	Pension Benefits		Benefits

	2003	2002	2003	2002

Plan assets less than benefit obligation	$(789.2)	$(1,304.7)	$(890.9)	$(650.8)
Unrecognized net loss	2,155.0	2,498.0	879.5	630.9
Unrecognized plan changes	105.2	84.4	(171.0)	(165.2)

Net asset (liability)	$1,471.0	$1,277.7	$(182.4)	$(185.1)

Recognized as:
Other assets	$1,789.9	$1,154.6	$—	$—
Accrued and other current liabilities	(24.4)	(20.0)	(24.9)	(24.9)
Deferred income taxes and noncurrent liabilities	(310.2)	(373.7)	(157.5)	(160.2)
Accumulated other comprehensive loss	15.7	516.8	—	—

     The weighted average asset allocations of the investment portfolio for the U.S. pension and other postretirement benefit plans at December 31 are as follows:

	2003	2002

U. S. equities	55%	51%
International equities	27	21
Fixed income investments	14	18
Real estate	3	3
Cash and other investments	1	7

	100%	100%

Merck & Co., Inc. Annual Report 2003

     The targeted investment portfolio is allocated 45% to 60% in U.S. equities, 20% to 30% in international equities, 13% to 18% in fixed-income investments, 2% to 6% in real estate, and up to 8% in cash and other investments. The portfolio’s equity weighting is consistent with the long-term nature of the plans’ benefit obligation. The expected annual standard deviation of returns of the targeted portfolio, which approximates 13%, reflects both the equity allocation and the diversification benefits among the asset classes in which the portfolio invests.

     Contributions to the pension plans and other postretirement benefit plans during 2004 are expected to be $650.0 million and $129.0 million, respectively. Contributions to the U.S. pension plans are expected to be $550.0 million.

     Expected benefit payments in the U.S. are as follows:

		Other
		Postretirement
	Pension Benefits	Benefits

2004	$111.4	$68.0
2005	122.9	75.1
2006	135.9	81.9
2007	151.1	89.0
2008	167.8	96.0
2009-2013	1,177.9	605.4

     Expected benefit payments are based on the same assumptions used to measure the benefit obligations and include estimated future employee service.

     At December 31, 2003 and 2002, the accumulated benefit obligation was $3.8 billion and $3.2 billion, respectively, for all pension plans and $2.3 billion and $2.1 billion, respectively, for U.S. pension plans. The Company had a minimum pension liability of $19.8 million and $566.3 million at December 31, 2003 and 2002, respectively, representing the extent to which the accumulated benefit obligation exceeded plan assets for certain of the Company’s pension plans. The decrease in the minimum pension liability in 2003, recorded through Other comprehensive income (loss) and Other assets, primarily reflects the increase in the fair value of plan assets, for certain plans, resulting from favorable asset returns.

     For pension plans with benefit obligations in excess of plan assets at December 31, 2003 and 2002, the fair value of plan assets was $3.4 billion and $3.0 billion, respectively, and the benefit obligation was $4.2 billion and $4.3 billion, respectively. For those plans with accumulated benefit obligations in excess of plan assets at December 31, 2003 and 2002, the fair value of plan assets was $92.2 million and $849.9 million, respectively, and the accumulated benefit obligation was $327.2 million and $1.1 billion, respectively.

     Unrecognized net loss amounts reflect experience differentials primarily relating to differences between expected and actual returns on plan assets as well as the effects of changes in actuarial assumptions. Unrecognized net loss amounts in excess of certain thresholds are amortized into net pension and other postretirement benefit cost over the average remaining service life of employees. Amortization of unrecognized net losses for the Company’s U.S. plans at December 31, 2003 is expected to increase net pension and other postretirement benefit cost by approximately $125.0 million annually from 2004 through 2008.

     The Company reassesses its benefit plan assumptions on a regular basis. Assumptions used in determining U.S. plan information are as follows:

	Pension and Other
	Postretirement Benefits

December 31	2003	2002	2001

Net cost
Discount rate	6.50%	7.25%	7.50%
Expected rate of return on plan assets	8.75	10.0	10.0
Salary growth rate	4.5	4.5	4.5

Benefit obligation
Discount rate	6.25%	6.50%	7.25%
Salary growth rate	4.5	4.5	4.5

     The expected rate of return for both the U.S. pension and other postretirement benefit plans represents the average rate of return to be earned on plan assets over the period the benefits included in the benefit obligation are to be paid. In developing the expected rate of return, the Company considers long-term compound annualized returns of historical market data as well as actual returns on the Company’s plan assets, and applies adjustments that reflect more recent capital market experience. Using this reference information, the Company develops forward looking return expectations for each asset category and a weighted average expected long-term rate of return for a targeted portfolio allocated across these investment categories. The expected portfolio performance reflects the contribution of active management as appropriate. As a result of this analysis, for 2004, the Company’s expected rate of return of 8.75% will remain unchanged from 2003 for its U.S. pension and other postretirement benefit plans.

     The weighted average assumptions used in determining U.S. and international pension plan information are as follows:

December 31	2003	2002	2001

Net cost
Discount rate	5.90%	6.40%	6.75%
Expected rate of return on plan assets	7.70	8.90	9.10
Salary growth rate	4.1	4.2	4.1

Benefit obligation
Discount rate	5.65%	5.90%	6.40%
Salary growth rate	4.1	4.2	4.1

     The health care cost trend rate assumptions for other postretirement benefit plans are as follows:

December 31	2003	2002

Health care cost trend rate assumed for next year	11.0%	11.0%
Rate to which the cost trend rate is assumed to decline	5.0%	5.0%
Year that the rate reached the ultimate trend rate	2013	2010

     A one percentage point change in the health care cost trend rate would have had the following effects:

	One Percentage Point

	Increase	Decrease

Effect on total service and interest cost components	$30.4	$(24.0)
Effect on benefit obligation	289.7	(234.2)

Merck & Co., Inc. Annual Report 2003

14. Other (Income) Expense, Net

Years Ended December 31	2003	2002	2001

Interest income	$(308.7)	$(415.1)	$(484.5)
Interest expense	350.9	390.6	463.7
Exchange gains	(28.4)	(7.8)	(3.5)
Minority interests	168.7	214.2	290.6
Amortization of goodwill and other intangibles	140.8	120.0	139.1
Other, net	(404.9)	(99.6)	(250.4)

	$(81.6)	$202.3	$155.0

     Minority interests include third parties’ share of exchange gains and losses arising from translation of the financial statements into U.S. dollars. Reduced minority interests in 2003 is attributable to the effect of the Banyu shares acquisitions (see Note 3), and in 2002 is the result of lower dividends on variable rate preferred units (see Note 10) as well as decreased minority interest expense associated with Banyu.

     The increase in other, net in 2003 primarily reflects an $84.0 million gain on the sale of Aggrastat product rights in the United States and realized gains on the Company’s investment portfolios relating to the favorable interest rate environment.

     Interest paid was $359.4 million in 2003, $401.4 million in 2002 and $467.2 million in 2001.

15. Taxes on Income

A reconciliation between the Company’s effective tax rate and the U.S. statutory rate is as follows:

		Tax Rate
	2003
	Amount	2003	2002	2001

U.S. statutory rate applied to income from continuing operations before taxes	$3,168.0	35.0%	35.0%	35.0%
Differential arising from:
Foreign earnings	(924.1)	(10.2)	(6.5)	(5.6)
Tax exemption for Puerto Rico operations	(78.5)	(0.9)	(0.9)	(0.9)
State taxes	150.5	1.7	1.9	1.9
Other	146.1	1.6	0.1	(1.3)

	$2,462.0	27.2%	29.6%	29.1%

     Domestic companies contributed approximately 34% in 2003, 47% in 2002 and 49% in 2001 to consolidated income from continuing operations before taxes.

     Taxes on income from continuing operations consisted of:

Years Ended December 31	2003	2002	2001

Current provision
Federal	$1,464.2	$1,563.8	$1,513.7
Foreign	611.3	609.3	635.7
State	254.8	296.3	289.7

	2,330.3	2,469.4	2,439.1

Deferred provision
Federal	21.3	361.8	323.7
Foreign	96.5	(8.0)	57.9
State	13.9	33.7	74.2

	131.7	387.5	455.8

	$2,462.0	$2,856.9	$2,894.9

     Deferred income taxes at December 31 consisted of:

	2003		2002

	Assets	Liabilities	Assets	Liabilities

Other intangibles	$84.7	$306.0	$108.7	$1,189.0
Inventory related	639.0	355.2	700.5	354.1
Accelerated depreciation	—	1,353.9	—	1,459.3
Advance payment	338.6	—	338.6	—
Equity investments	260.0	565.6	113.7	480.1
Pensions and OPEB	122.3	602.0	109.5	291.6
Compensation related	156.9	—	131.2	—
Other	1,233.4	287.5	1,372.9	271.2

Subtotal	2,834.9	3,470.2	2,875.1	4,045.3
Valuation allowance	(2.2)	—	(2.4)	—

Total deferred taxes	$2,832.7	$3,470.2	$2,872.7	$4,045.3

Net deferred tax liabilities		$637.5		$1,172.6

Recognized as:
Prepaid expenses and taxes		$(590.8)		$(764.1)
Other assets		(7.5)		(33.3)
Income taxes payable		110.2		98.7
Deferred income taxes and noncurrent liabilities		1,125.6		1,871.3

     The reduction in net deferred tax liabilities is primarily attributable to the spin-off of Medco Health in 2003.

     Income taxes paid in 2003, 2002 and 2001 were $2.0 billion, $1.8 billion and $2.1 billion, respectively. Stock option exercises reduced income taxes paid in 2003, 2002 and 2001 by $167.8 million, $82.5 million and $153.0 million, respectively.

     At December 31, 2003, foreign earnings of $18.0 billion and domestic earnings of $880.9 million have been retained indefinitely by subsidiary companies for reinvestment. No provision is made for income taxes that would be payable upon the distribution of such earnings, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability. These earnings include income from manufacturing operations in Ireland, which were tax-exempt through 1990 and are taxed at 10% thereafter. In addition, the Company has subsidiaries operating in Puerto Rico and Singapore under tax incentive grants that expire in 2015 and 2026, respectively.

     The Company’s federal income tax returns have been audited through 1992.

Merck & Co., Inc. Annual Report 2003

16. Earnings per Share

The weighted average common shares used in the computations of basic earnings per common share and earnings per common share assuming dilution (shares in millions) are as follows:

Years Ended December 31	2003	2002	2001

Average common shares outstanding	2,236.7	2,257.5	2,288.3
Common shares issuable(1)	16.4	19.5	34.0

Average common shares outstanding assuming dilution	2,253.1	2,277.0	2,322.3

(1) Issuable primarily under stock option plans.

17. Comprehensive Income

Upon the adoption of FAS 133 on January 1, 2001, the Company recorded a favorable cumulative effect of accounting change of $45.5 million in Other comprehensive income (loss). This amount represented the mark to fair value of purchased local currency put options maturing throughout 2001, which hedged anticipated foreign currency denominated sales over that same period. At December 31, 2003, $30.4 million of deferred loss is associated with options maturing in the next 12 months, which hedge anticipated foreign currency denominated sales over that same period.

     The components of Other comprehensive income (loss) are as follows:

			After
	Pretax(1)	Tax	Tax

Year Ended December 31, 2003
Net unrealized loss on derivatives	$(87.6)	$35.9	$(51.7)
Net loss realization	51.5	(21.1)	30.4

Derivatives	(36.1)	14.8	(21.3)

Net unrealized gain on investments	105.0	(33.8)	71.2
Net income realization	(114.3)	(3.2)	(117.5)

Investments	(9.3)	(37.0)	(46.3)

Minimum pension liability	424.5	(192.6)	231.9

	$379.1	$(214.8)	$164.3

Year Ended December 31, 2002
Net unrealized loss on derivatives	$(31.8)	$13.0	$(18.8)
Net income realization	(2.0)	0.8	(1.2)

Derivatives	(33.8)	13.8	(20.0)

Net unrealized gain on investments	128.6	24.5	153.1
Net income realization	(86.6)	6.6	(80.0)

Investments	42.0	31.1	73.1

Minimum pension liability	(263.2)	100.7	(162.5)

	$(255.0)	$145.6	$(109.4)

Year Ended December 31, 2001
Cumulative effect of accounting change	$76.9	$(31.4)	$45.5
Net unrealized gain on derivatives	49.7	(20.3)	29.4
Net income realization	(114.3)	46.7	(67.6)

Derivatives	12.3	(5.0)	7.3

Net unrealized gain on investments	44.7	35.3	80.0
Net income realization	(73.7)	4.8	(68.9)

Investments	(29.0)	40.1	11.1

Minimum pension liability	(87.1)	48.5	(38.6)

	$(103.8)	$83.6	$(20.2)

(1) Net of applicable minority interest.

     The components of Accumulated other comprehensive income (loss) are as follows:

December 31	2003	2002

Net unrealized loss on derivatives	$(34.0)	$(12.7)
Net unrealized gain on investments	110.1	156.4
Minimum pension liability	(10.6)	(242.5)

	$65.5	$(98.8)

18. Segment Reporting

The Company’s operations are principally managed on a products basis. The Merck Pharmaceutical segment includes products marketed either directly or through joint ventures. These products consist of therapeutic and preventive agents, sold by prescription, for the treatment of human disorders. Merck sells these human health products primarily to drug wholesalers and retailers, hospitals, government agencies and managed health care providers such as health maintenance organizations and other institutions.

     All Other includes non-reportable human and animal health segments. Revenues and profits for these segments are as follows:

	Merck
	Pharm-	All
	aceutical	Other	Total

Year Ended December 31, 2003
Segment revenues	$21,038.1	$1,218.8	$22,256.9
Segment profits	13,250.2	1,131.4	14,381.6
Included in segment profits:
Equity income from affiliates	304.0	245.8	549.8
Depreciation and amortization	(185.1)	(4.0)	(189.1)

Year Ended December 31, 2002
Segment revenues	$19,946.2	$1,244.5	$21,190.7
Segment profits	12,680.1	1,111.5	13,791.6
Included in segment profits:
Equity income from affiliates	203.0	217.6	420.6
Depreciation and amortization	(171.1)	(3.9)	(175.0)

Year Ended December 31, 2001
Segment revenues	$19,580.3	$1,265.9	$20,846.2
Segment profits	12,174.7	981.2	13,155.9
Included in segment profits:
Equity income from affiliates	215.9	190.7	406.6
Depreciation and amortization	(160.9)	(3.7)	(164.6)

Merck & Co., Inc. Annual Report 2003

     Segment profits are comprised of segment revenues less certain elements of materials and production costs and operating expenses, including components of equity income (loss) from affiliates and depreciation and amortization expenses. For internal management reporting presented to the chief operating decision maker, the Company does not allocate the vast majority of indirect production costs, research and development expenses and general and administrative expenses, as well as the cost of financing these activities. Separate divisions maintain responsibility for monitoring and managing these costs, including depreciation related to fixed assets utilized by these divisions and, therefore, they are not included in segment profits.

     A reconciliation of total segment revenues to consolidated Sales is as follows:

Years Ended December 31	2003	2002	2001

Segment revenues	$22,256.9	$21,190.7	$20,846.2
Other revenues	229.0	255.1	352.8

	$22,485.9	$21,445.8	$21,199.0

     Other revenues are primarily comprised of miscellaneous corporate revenues, sales related to divested products or businesses and other supply sales.

     Consolidated revenues by geographic area where derived are as follows:

Years Ended December 31	2003	2002	2001

United States	$13,321.1	$13,156.6	$13,438.9
Europe, Middle East and Africa	5,341.3	4,707.7	4,007.4
Japan	1,600.9	1,438.7	1,570.2
Other	2,222.6	2,142.8	2,182.5

	$22,485.9	$21,445.8	$21,199.0

     A reconciliation of total segment profits to consolidated Income from continuing operations before taxes is as follows:

Years Ended December 31	2003	2002	2001

Segment profits	$14,381.6	$13,791.6	$13,155.9
Other profits	172.1	197.9	272.4
Adjustments	642.7	605.6	576.8
Unallocated:
Interest income	308.7	415.1	484.5
Interest expense	(350.9)	(390.6)	(463.7)
Equity income (loss) from affiliates	(75.6)	224.1	279.3
Depreciation and amortization	(1,125.1)	(1,056.2)	(967.9)
Acquired research	(101.8)	—	—
Research and development	(3,178.1)	(2,677.2)	(2,456.4)
Other expenses, net	(1,622.0)	(1,458.6)	(932.8)

	$9,051.6	$9,651.7	$9,948.1

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

     Property, plant and equipment, net by geographic area where located is as follows:

December 31	2003	2002	2001

United States	$10,383.3	$10,757.7	$9,876.9
Europe, Middle East and Africa	1,846.3	1,659.7	1,544.3
Japan	599.1	499.8	473.7
Other	1,340.3	1,278.4	1,208.5

	$14,169.0	$14,195.6	$13,103.4

     The Company does not disaggregate assets on a products and services basis for internal management reporting and, therefore, such information is not presented.

Merck & Co., Inc. Annual Report 2003

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

     To ensure that personnel continue to understand the system of internal controls and procedures, and policies concerning good and prudent business practices, the Company periodically conducts the Management’s Stewardship Program for key management and financial personnel. This program reinforces the importance and understanding of internal controls by reviewing key corporate policies, procedures and systems. In addition, an ethical business practices program has been implemented to reinforce the Company’s long-standing commitment to high ethical standards in the conduct of its business.

     The independent auditors have audited the Company’s consolidated financial statements as described in their report. Although their audits were not designed for the purpose of forming an opinion on internal controls, their accompanying report is based on an audit conducted in accordance with auditing standards generally accepted in the United States of America, which includes the consideration of the Company’s internal controls to establish the basis for determining the nature, timing and extent of audit tests to be performed.

     The recommendations of the internal auditors and independent auditors are reviewed by management. Control procedures have been implemented or revised as appropriate to respond to these recommendations. No material control weaknesses have been brought to the attention of management. In management’s opinion, for the year ended December 31, 2003, the internal control system was strong and accomplished the objectives discussed herein.

     The financial statements and other financial information included in the Annual Report fairly present, in all material respects, the Company’s financial condition, results of operations and cash flows. Our formal certification to the Securities and Exchange Commission is included in the Company’s Form 10-K filing.

Raymond V. Gilmartin	Judy C. Lewent
Chairman, President and	Executive Vice President &
Chief Executive Officer	Chief Financial Officer President, Human Health Asia

Report of Independent Auditors

To the Stockholders and the
Board of Directors of Merck & Co., Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of retained earnings, of comprehensive income, and of cash flows present fairly, in all material respects, the financial position of Merck & Co., Inc. and its subsidiaries at December 31, 2003 and December 31, 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in Note 2 to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002.

Florham Park, New Jersey	PricewaterhouseCoopers LLP
February 20, 2004

Merck & Co., Inc. Annual Report 2003

Audit Committee’s Report

The Audit Committee, comprised of independent directors, met with the independent auditors, management and internal auditors to assure that all were carrying out their respective responsibilities. The Audit Committee discussed with and received a letter from the independent auditors confirming their independence. Both the independent auditors and the internal auditors had full access to the Committee, including regular meetings without management present.

     The Audit Committee met with the independent auditors to discuss their fees and the scope and results of their audit work, including the adequacy of internal controls and the quality of financial reporting. The Committee also discussed with the independent auditors their judgments regarding the quality and acceptability of the Company’s accounting principles, the clarity of its disclosures and the degree of aggressiveness or conservatism of its accounting principles and underlying estimates. The Audit Committee reviewed and discussed the audited financial statements with management and recommended to the Board of Directors that these financial statements be included in the Company’s Form 10-K filing with the Securities and Exchange Commission.

Heidi G. Miller	Thomas E. Shenk
Chairperson	Samuel O. Thier
Wendell P. Weeks
Peter C. Wendell

Compensation and Benefits Committee’s Report

The Compensation and Benefits Committee, comprised of independent directors, approves compensation objectives and policies for all employees and sets compensation for the Company’s executive officers. The Committee seeks to ensure that rewards are closely linked to Company, division, team and individual performances. The Committee also seeks to ensure that compensation and benefits are set at levels that enable Merck to attract and retain highly qualified employees. The Committee views stock ownership as a vehicle to align the interests of employees with those of the Company’s stockholders. Consistent with the long-term focus inherent in the Company’s R&D-based pharmaceutical business, it is the policy of the Committee to make a high proportion of executive officer compensation dependent on long-term performance and on enhancing stockholder value.

Lawrence A. Bossidy	William G. Bowen
Chairperson	Johnnetta B. Cole
William M. Daley
William N. Kelley

Merck & Co., Inc. Annual Report 2003

Selected Financial Data(1)
Merck & Co., Inc. and Subsidiaries
($ in millions except per share amounts)

	2003(2)		2002	2001	2000	1999	1998	1997

Results for Year:
Sales	$22,485.9		$21,445.8	$21,199.0	$20,009.5	$17,294.4	$15,094.9	$13,971.6
Materials and production costs	4,315.3		3,907.1	3,624.8	3,175.2	2,934.2	2,851.3	2,774.9
Marketing and administrative expenses	6,394.9		5,652.2	5,700.6	5,725.5	4,808.1	4,115.9	3,971.4
Research and development expenses	3,178.1		2,677.2	2,456.4	2,343.8	2,068.3	1,821.1	1,683.7
Acquired research	101.8		—	—	—	—	1,039.5	—
Equity income from affiliates	(474.2)		(644.7)	(685.9)	(764.9)	(762.0)	(884.3)	(727.9)
Gains on sales of businesses	—		—	—	—	—	(2,147.7)	(213.4)
Other (income) expense, net	(81.6)		202.3	155.0	167.6	(124.3)	322.2	164.4
Income from continuing operations before taxes	9,051.6		9,651.7	9,948.1	9,362.3	8,370.1	7,976.9	6,318.5
Taxes on income	2,462.0		2,856.9	2,894.9	2,766.7	2,578.1	2,774.5	1,749.9
Income from continuing operations	6,589.6		6,794.8	7,053.2	6,595.6	5,792.0	5,202.4	4,568.6
Income from discontinued operations, net of taxes	241.3		354.7	228.6	226.1	98.5	45.8	45.5
Net income	6,830.9		7,149.5	7,281.8	6,821.7	5,890.5	5,248.2	4,614.1
Basic earnings per common share
Continuing operations	$2.95		$3.01	$3.08	$2.86	$2.47	$2.19	$1.90
Discontinued operations	.11		.16	.10	.10	.04	.02	.02
Net income	$3.05	(3)	$3.17	$3.18	$2.96	$2.51	$2.21	$1.92
Earnings per common share assuming dilution
Continuing operations	$2.92		$2.98	$3.04	$2.80	$2.41	$2.13	$1.85
Discontinued operations	.11		.16	.10	.10	.04	.02	.02
Net income	$3.03		$3.14	$3.14	$2.90	$2.45	$2.15	$1.87
Cash dividends declared	3,264.7		3,204.2	3,156.1	2,905.7	2,629.3	2,353.0	2,094.8
Cash dividends paid per common share	$1.45		$1.41	$1.37	$1.21	$1.10	$.95	$.85
Capital expenditures	1,915.9		2,128.1	2,401.8	2,471.0	2,369.1	1,860.2	1,348.5
Depreciation	1,129.6		1,067.5	949.7	803.0	682.8	610.0	532.0

Year-End Position:
Working capital	$1,957.6		$2,011.2	$1,417.4	$3,643.8	$2,500.4	$4,159.7	$2,644.4
Property, plant and equipment (net)	14,169.0		14,195.6	13,103.4	11,482.1	9,676.7	7,843.8	6,609.4
Total assets	40,587.5	(4)	47,561.2	44,021.2	40,154.9	35,933.7	31,853.4	25,735.9
Long-term debt	5,096.0		4,879.0	4,798.6	3,600.7	3,143.9	3,220.8	1,346.5
Stockholders’ equity	15,576.4	(4)	18,200.5	16,050.1	14,832.4	13,241.6	12,801.8	12,594.6

Financial Ratios:
Income from continuing operations as a % of sales	29.3%		31.7%	33.3%	33.0%	33.5%	34.5%	32.7%
Net income as a % of average total assets	14.9%		15.5%	17.3%	17.9%	17.4%	18.2%	18.5%

Year-End Statistics:
Average common shares outstanding (millions)	2,236.7		2,257.5	2,288.3	2,306.9	2,349.0	2,378.8	2,409.0
Average common shares outstanding assuming dilution (millions)	2,253.1		2,277.0	2,322.3	2,353.2	2,404.6	2,441.1	2,469.5
Number of stockholders of record	233,000		246,300	256,200	265,700	280,500	269,600	263,900
Number of employees	63,200	(4)	77,300	78,100	69,300	62,300	57,300	53,800

(1) Certain prior year amounts have been restated to reflect the results of Medco Health as discontinued operations.

(2) Amounts for 2003 include the impact of the implementation of a new distribution program for U.S. wholesalers and restructuring costs related to position eliminations.

(3) Amount does not add as a result of rounding.

(4) Decrease in 2003 primarily reflects the impact of the spin-off of Medco Health.

Merck & Co., Inc. Annual Report 2003